Form 20-F
period 2023-12-31
Fidelis Insurance Holdings Ltd
filed 2024-03-15
CIK 1636639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)

Bermuda
(Jurisdiction of incorporation or organization)
90 Pitts Bay Road, Pembroke, Wellesley House South, Bermuda, HM08
(Address of principal executive oﬃce)
Allan Decleir, Group Chief Financial Officer
(441) 279 2506; allan.decleir@fidelisinsurance.com; 90 Pitts Bay Road, Pembroke, Wellesley House South, Bermuda, HM08
(Name, Telephone, E-mail and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class so registered	Trading symbol	Name of each exchange on which each class is registered
Common shares, par value $0.01 per share	FIHL	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,914,754 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer     ☐    Accelerated filer ☐    Non-accelerated filer ☒     Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued ☐ Other by the International Accounting Standards Board ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the terms “we,” “our,” “us,” “Fidelis,” “the Company,” and the “Group,” refer to Fidelis Insurance Holdings Limited and its directly and indirectly owned subsidiaries, as a combined entity. Our principal operating subsidiaries are: Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). We also have our own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FSL”). “Fiscal,” when used in reference to any twelve-month period ended December 31, refers to our fiscal years ended December 31. Unless otherwise indicated, information contained in this report is as of December 31, 2023. On January 3, 2023, a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: FIHL and MGU HoldCo (the “Separation Transactions”). The term “MGU HoldCo” refers to Shelf Holdco II Limited. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “Fidelis MGU”.
References in this report to “U.S. Dollars,” “dollars,” “$” or “¢” are to the lawful currency of the United States of America, references to “British Pounds,” “pounds,” “GBP” or “£” are to the lawful currency of the United Kingdom (sometimes referred to herein as the “U.K.”) and references to “euros” or “€” are to the lawful currency adopted by certain member states of the European Union (the “E.U.”), unless the context otherwise requires. Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
The Group’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol FIHL.
Cautionary Note Regarding Forward-Looking Statements
This report (including the documents incorporated herein by reference) contains forward-looking statements that are intended to enhance the reader’s ability to assess our future financial and business performance. These statements are based on the beliefs and assumptions of our management, and are subject to known and unknown risks and uncertainties. Generally, statements that are not about historical facts, including statements concerning our possible or assumed future actions or results of operations, are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs, expectations or estimates concerning future operations, strategies, financial results or performance, financings, investments, acquisitions, expenditures or other developments and anticipated trends and competition in the markets in which we operate.
Forward-looking statements can also be identified by the use of forward-looking terminology such as “may,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “targets,” “potential,” “will,” “can have,” “likely,” “continue,” “expects,” “should,” “could” or similar expressions. Forward-looking statements are not guarantees of performance and we caution you not to rely on them. We qualify all of our forward-looking statements by these cautionary statements, because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:
•changes to our strategic relationship with MGU HoldCo or the termination by MGU HoldCo or any of its subsidiaries of any of the Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement;
•market sentiment amongst clients, brokers and reinsurers and other trading partners to our strategic relationship with MGU HoldCo;
•our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our ability to manage risks associated with macroeconomic conditions resulting from any public health crisis, rising energy prices, inflation and interest rates, current or anticipated military conflict or terrorism, including the ongoing Ukraine Conflict (as defined below) and the escalation of conflict in the Middle East and other geopolitical events globally;
•our ability to successfully implement our long-term strategy;
•our limited operating history;
•fluctuations in the results of our operations;
•our ability to compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•our developing losses exceeding our loss reserves;
•downgrades, potential downgrades or other negative actions by rating agencies;
•our dependence on key executives and ability to attract qualified personnel, particularly in very competitive hiring conditions, or the potential loss of Bermudian personnel as a result of Bermuda employment restrictions;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;

•our potential inability to pay dividends or distributions in accordance with our current policy, due to changing conditions;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;
•risks associated with our investment strategy;
•changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•a cyclical downturn of the (re)insurance industry;
•the impact of inflation or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•operational failures, including the operational risk associated with outsourcing to Fidelis MGU, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•FIHL’s status as a foreign private issuer means that it will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company (including, for example, that FIHL is not subject to the reporting obligations established by the U.S. proxy rules);
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•our ability to maintain effective internal controls over financial reporting and procedures under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley Act”), the rules adopted by the SEC and the NYSE corporate governance rules and listing standards and correctly apply U.S. GAAP;
•our ability to maintain the listing of our common shares on NYSE or another national securities exchange;
•our potentially becoming subject to U.S. federal income taxation, reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions or Bermuda corporate income taxation; and
•the other risks identified in this report, including, without limitation, those in this report, including in particular Item 3.D Risk Factors.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this report or elsewhere might not occur.

PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
You should carefully consider the following risk factors and all other information set forth in this report, including our consolidated financial statements and the notes thereto. Any of the risks described below could materially and adversely affect our business, prospects, operating results or financial condition. The risk factors described below could also cause our actual results to differ materially from those in the forward-looking and other statements contained in this report and other documents that we file with the SEC or contained in other statements of the Group made publicly. The risks and uncertainties described below are not the only ones we face. However, these are the risks we believe to be material as of the date of this report. Additional risks not presently known to us or that we currently deem immaterial may also impair our future business, financial condition or operating results.
For more information on our risk management strategy, refer to Item 4.B. Business Overview — Underwriting Risk Management.
Risks Relating to the Group’s Business and Industry
Underwriting of (re)insurance can be volatile and unpredictable. This dynamic, combined with the Group’s exposure to low-frequency, high-severity events, may result in substantial losses and (re)insurance underwriting results can vary across the industry and across different years.
The underwriting of (re)insurance risks is, by its nature, a high-risk business. Earnings can be volatile and losses may be incurred that have the effect of significantly reducing the net profit or capital position of the Group. The Group’s underwriting is generally focused on low-frequency, high-severity losses worldwide, though the frequency and unpredictability of such losses has significantly increased in the last couple of years due to, among other things, changing climate conditions. The result of this underwriting strategy is that the Group’s results may be subject to unpredictable losses or the potential of more than one loss occurring at the same time.
It is inherent in the nature of the insurance and reinsurance business that it is difficult to forecast short-term trends or returns, including for the Group. The results of companies in the (re)insurance industry worldwide vary widely as do the results of insurers operating within the Bermuda, London and European (re)insurance markets. Even if the Bermuda, London and European (re)insurance markets make an overall profit, some individual insurers or lines of business may incur losses. The past results of the markets and the Group’s historical results, as well as the results of the Group’s peers, are a historical record only and may not necessarily be a reliable guide to future prospects.
Underwriting risks and reserving for losses are based on probabilities, assumptions and related modeling, which are subject to inherent judgment and uncertainties and may materially impact the Group’s business, prospects, financial condition or results of operations.
Underwriting is a matter of judgment, involving important assumptions about matters that by their nature are unpredictable and beyond the control of the Group and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed the Group’s modeled loss expectations, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. A single event could result in significant losses across multiple classes of the Group’s business. Certain risks are harder to model, and the Group estimates the impact of these through aggregate exposure and non-probabilistic modeling. The inherent uncertainties underlying, or incorrect usage or misunderstanding of, both aggregate exposure and non-probabilistic modeling may leave the Group exposed to unanticipated risks relating to certain perils or geographic regions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

In the event of a catastrophic event, actual losses of the Group could be substantially different from the losses estimated by the Group using catastrophe models.
The Group underwrites a broadly diversified insurance and reinsurance portfolio across a wide range of risk classes that the Group and members of Fidelis MGU’s management have successfully underwritten in the past, including property, energy, marine, aviation, political risk, credit and surety and various others, as well as whole account quota shares. There can be no assurance that the Group will not suffer losses from one or more catastrophic events in any one given geographic zone due to several factors, including the inherent uncertainties in estimating the frequency and severity of such events, potential inaccuracies and inadequacies in the data provided by clients and brokers, the limitations and inaccuracies of modeling techniques, the limitations of historical data used to estimate future losses or as a result of a decision to change the percentage of the shareholders’ equity exposed to a single modeled catastrophic event. The Group’s estimated probable maximum loss is determined through the use of modeling techniques, but such estimate does not represent the Group’s total potential loss for such exposures.
Catastrophe modeling is a relatively new discipline that utilizes a mix of historical data, scientific theory and mathematical methods. There is considerable uncertainty in the data and parameter inputs for (re)insurance industry catastrophe models. In that regard, there is no universal standard in the preparation of insured data for use in the models and the running of modeling software. The accuracy of the models depends heavily on the availability of detailed insured loss data from actual large catastrophes. Due to the limited number of events and the fact that no two events are precisely the same, there is significant potential for substantial differences between the modeled loss estimate and actual Group experience for a single large catastrophic event.
This potential difference could be even greater for perils without recent loss experience, including natural catastrophe risks such as U.S. earthquakes, or less developed modeled annual severity, such as European windstorms, as well as man-made risks, such as cyber-attacks. Cyber is an example of a peril in respect of which modeling is not yet very well developed. In addition, even though wildfires in California and along the western coast of the United States have increased in frequency over recent years, the wildfire models are not as well developed as those for peak insured risks.
The Group uses Fidelis MGU’s catastrophe modeling, which in turn uses third party estimates of industry insured exposures. There could be significant variation between the Group’s actual losses and those of the industry following a catastrophic event. In addition, actual losses may increase if the Group has reinsured some or all of its exposures and its reinsurers fail to meet their obligations or the reinsurance protections purchased are exhausted or are otherwise unavailable.
The Group has direct and indirect exposure to substantial insured losses resulting from catastrophic events. The Group is exposed to natural catastrophes such as hurricanes, earthquakes, typhoons, floods, sea surges, fire, convective storms and other severe weather patterns occurring in one or more of the countries in which the Group operates or globally, as well as to human-instigated catastrophic events of terrorism, cyber-attack, war or nuclear-related events and to systemic events such as a global economic crisis. The Group is also exposed to perils that are highly influenced by a combination of natural processes and man-made factors, such as epidemics and pandemics. The predictability, severity, frequency and post-event estimation of such varied events are extremely difficult to assess, under existing models or otherwise. In addition, the Group (including via Fidelis MGU) only utilizes industry catastrophe modeling in relation to natural catastrophes and, therefore, the Group’s exposure to human-instigated catastrophic events is less well modeled and may be subject to greater uncertainty. Any failures or limitations of models or incorrect estimations by the Group or by Fidelis MGU, on behalf of the Group, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s losses may exceed its loss reserves or available liquidity at any time, which could significantly and negatively affect the Group’s business.
The Group’s results of operations and financial condition depend upon its ability to assess accurately the potential losses associated with the risks that it insures and reinsures and the sufficiency of reserves. Reserves are estimates at a given time of what an insurer or reinsurer ultimately expects to pay on claims, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim frequency and severity and other variable factors such as inflation.
The inherent uncertainties of estimating loss reserves generally are greater for reinsurance business compared to insurance business, primarily due to:
•the significant lapse of time from the occurrence of the event to the reporting and ultimate resolution or settlement of the claim for certain lines of business;
•the diversity of development patterns among different types of reinsurance treaties or facultative contracts; and
•the necessary reliance on the ceding insurer for information regarding claims.
The Group’s estimations of reserves (including those based on input from Fidelis MGU) may be inaccurate. Actual losses and loss adjustment expenses paid may deviate, perhaps substantially, from the estimated loss reserves and loss expense reserves contained in its financial statements. If the Group’s loss reserves are determined to be inadequate, the Group will be required to increase its loss reserves with a corresponding reduction in net income in the period in which the Group identifies the deficiency.
There can be no assurance that the Group’s claims will not exceed its loss reserves or loss expense reserves, which may significantly and negatively affect the Group’s business for such period and beyond.
The Group’s operating results may be adversely affected by an unexpected accumulation of attritional losses.
In addition to the Group’s exposures to catastrophes and other large losses as discussed above, the Group’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations, excluding major losses). The Group seeks to manage this risk by setting out appropriate underwriting parameters and risk tolerances in the Outsourced MGU Underwriting Plan and in each Outsourced MGU Subsidiary Specific Underwriting Plan (Specific MGU Underwriting Strategy and each, as defined below; see Item 7.B. Related Party Transactions “Outsourced MGU Subsidiary Specific Underwriting Plans”) to guide the pricing, terms and acceptance of risks by Fidelis MGU on behalf of the Group. These parameters, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that the Group’s underwriting approaches or the pricing models on which the Group relies may not work as intended or may not capture all sources of potential loss and that actual losses from a class of risks may be greater than expected. These pricing models are also subject to the same limitations as the models used to assess the Group’s exposure to catastrophe losses discussed above. Accordingly, these factors could adversely impact the Group’s business, prospects, financial condition or results of operations.
The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group employs various risk management and loss limitation methods, including purchasing reinsurance and sponsoring catastrophe bond transactions providing retrocessional coverage. The Group seeks to mitigate its loss exposure by writing a number of insurance and reinsurance contracts on an excess of loss basis, such that the Group only pays losses that exceed a specified retention. The Group also seeks to limit certain risks, such as catastrophes and political risks, by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of zone boundaries and the allocation of policy limits to zones. In the case of proportional (also known as pro rata) property reinsurance treaties, the Group may seek per-occurrence limitations to limit the impact of losses from any one event, although the Group may not be able to obtain such limits in certain markets, in which case such treaties may not include any such caps. Various provisions in the Group’s policies intended to limit its risks, such as limitations or exclusions from certain coverage and choice of forum, may not always be enforceable. The various loss limitation methods that the Group employs may not respond in the way intended due to the nature of the loss events arising in any given period, as well as disputes relating to coverage terms, exclusions, counterparty credit risk or risks relating to the use of a differing basis for loss estimations. The Group cannot guarantee that any of these loss limitation methods will be effective or that disputes relating to coverage will be resolved in the Group’s favor. The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s retrocessional coverage may be exhausted if a large number of claims occur.
The Group has in place various retrocessional reinsurance contracts protecting the Group’s different business segments. In many cases these contracts provide, following a first loss, for one or more reinstatements of the limit recoverable under the contract with such reinstatements sometimes dependent on payment of additional premiums. The Group purchases aggregate coverage contracts, which provide the Group with retrocessional coverage if losses on the relevant business exceed a given attachment point. The Group also seeks outwards retrocessional protection by accessing the capital markets directly through catastrophe bond sponsorship, such as a number of Herbie Re Ltd. (“Herbie Re”) catastrophe bonds sponsored by the Group, which provide for, or provide the option for, multi-year collateralized retrocessional coverage.
However, if several large losses occur or large losses develop adversely, the Group may exhaust portions or the entirety of its outwards retrocession program. Furthermore, the Group cannot be sure that additional retrocessional coverage will continue to be available to it on acceptable terms, or at all. The Group’s risk exposure will be materially greater due to higher loss limits and less risk diversity, and the Group’s underwriting capacity will therefore be restricted, if it cannot purchase adequate retrocessional coverage.
If actual renewals of the Group’s existing policies and contracts do not meet expectations, the Group’s GPW in future fiscal periods and its business, prospects, financial condition or results of operations could be materially adversely affected.
Many of the Group’s insurance policies and reinsurance contracts are for a one-year term (in particular, across its property reinsurance lines and Specialty segment). The Group makes assumptions about the renewal rate and pricing of its prior year’s policies and contracts in its financial forecasting process. If actual renewals do not meet commercial expectations or existing contracts are not renewed, the Group’s gross premium written (“GPW”) in future fiscal periods and its future operating results and financial condition could be materially adversely affected.

In addition, irrespective of the renewal terms, the Group may fail to renew or obtain new insurance or reinsurance business at the desired or profitable rates or at all. There can be no assurance that business will be available to the Group, or to Fidelis MGU for the benefit of the Group, on terms or at prices that it considers to be attractive and there cannot be any assurance that if such terms or prices exist at present, they will continue as policies renew. Any failure to renew insurance or reinsurance contracts that are material and profitable to the Group could adversely impact the Group’s business, prospects, financial condition or results of operations.
The Group’s business, prospects, financial condition or results of operations will fluctuate in line with the (re)insurance industry cycle, and the Group expects to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s financial performance may be expected to fluctuate in line with the (re)insurance industry’s cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market.
The insurance and reinsurance pricing cycle has historically been a market phenomenon, driven by supply and demand rather than by the actual cost of coverage. The supply of insurance and reinsurance is determined by prevailing prices, the level of insured losses and the level of industry capital surplus which, in turn, may fluctuate, including in response to changes in rates of return on investments being earned in the (re)insurance industry, which are outside of the control of the Group. The upward phase of a cycle was often triggered when a major event or series of events forced insurers and reinsurers to make large claim payments, thereby drawing down capital. This, combined with increased demand for insurance against the risk associated with the event, pushed prices upwards. In the period prior to 2018, the industry had seen a market characterized by increasing surplus capital and relatively lower premium rates, which, in turn, had led to depressed pricing across certain of the Group’s lines of business for a sustained period since its inception. Hurricanes Florence and Michael, Typhoons Jebi, Mangkhut and Trami and the California wildfires in 2017 and 2018 led to a modest upward trend in pricing for January 2019 renewals across certain lines of business. In line with expectations, the Group experienced a further hardening of markets at subsequent renewal dates across certain lines of business as a result of increased frequency of catastrophe events, including Hurricanes Dorian, Laura, Sally, Ida and Ian, Typhoons Faxai and Hagibis, the 2020 California wildfires, Winter Storm Uri, Storm Bernd, which caused widespread European floods, industry losses from the COVID-19 pandemic, and floods in Australia and South Africa, and the 2024 Noto earthquake in Japan, as well as other factors affecting capacity availability such as the Lloyd’s Decile-10 review, the Ukraine Conflict and the escalation of conflict in the Middle East.
Although an individual (re)insurance company’s financial performance is dependent upon its own specific business characteristics, the profitability of most (re)insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets.
Insurers and reinsurers, such as the Group, have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of underwriting capacity, underwriting results of primary insurers, general economic conditions and other factors. Although the Group does not compete entirely on price or targeted market share, negative market conditions may impair the Group’s ability to write insurance at rates that it considers appropriate relative to the risk assumed. If the Group cannot write insurance at appropriate rates, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
As at the date of this report, the Group believes that the market remains “hard” and expects such “hard” market to continue throughout 2024. As a result, rates in particular lines of business will continue to present opportunities for the Group, particularly in the Specialty segment and across a number of property lines of business. This belief as to anticipated industry rates is based on the Group’s own expertise and opinions of the (re)insurance industry commentators and constitutes a forward-looking statement. All forward-looking statements (see Explanatory Note “Cautionary Note Regarding Forward-Looking Statements”) rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the control of the Group and other parties and which could cause actual results to differ materially from such forward-looking statements. In addition, there can be no certainty as to how long these market conditions will last and the cycle may fluctuate as a result of changes in economic, legal, geo-political and social factors, including the ongoing Ukraine Conflict, the impact of sanctions imposed on Russia and conflict in the Middle East. See Item 3.D. Risk Factors “Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown”. Since cyclicality is due in large part to the collective actions of insurers and reinsurers, general economic conditions and the occurrence of unpredictable events, the Group cannot predict or control the timing or duration of changes in the market cycle, including how long any favorable market conditions will persist. If the Group fails to manage its business appropriately through the cyclical nature of the (re)insurance industry, its business prospects, operating results or financial condition could be materially adversely affected.

The business written by the Group, particularly in its Bespoke and Specialty segments, is vulnerable to global economic and geopolitical uncertainty.
A portion of the Group’s business focuses on bespoke (re)insurance underwriting providing tailored coverage, which we refer to as the Bespoke pillar. Business in the Group’s Bespoke pillar includes policies covering credit and political risk, political violence and terrorism, cyber, title, transactional liabilities, mortgage, structured credit transactions and other bespoke products that fit our criteria. These and other lines of business comprising the Bespoke pillar are particularly susceptible to severe economic downturns or seismic shocks, which could trigger significant losses for this particular area of business compared to business composed of the Group’s other (re)insurance business which typically responds to the insurance cycle described above more than it might respond to the economic cycle.
The Group saw a general drop in bespoke (re)insurance underwriting deal flow throughout 2020 due to the COVID-19 pandemic. As the economies around the world began to recover, in 2021 the Group saw a higher market appetite for the underlying transactions that these products cover and is cautiously anticipating a continued level of appetite through 2024, subject to economic uncertainty, inflation pressures and monetary actions, the ongoing Ukraine Conflict, the impact of sanctions imposed on Russia and conflicts in the Middle East. However, to the extent there is further disruption from such public health, economic and geopolitical factors, there may be further delays and uncertainties in relation to those underlying transactions, which could lead to further reductions to deal flow within the Bespoke pillar. Despite the Group’s current focus on the Specialty segment discussed below, given the historic size of the Bespoke pillar relative to the Group’s wider business, prolonged periods of global economic uncertainty, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Another portion of the Group’s business, which we refer to as the Specialty pillar, focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and Property D&F (as defined below). The underlying industries to which the Group’s Specialty segment business lines relate, such as marine, energy and in particular aviation, have been subject to unprecedented challenges due to recent global economic uncertainty, which challenges can result in loss of profits, government-imposed restrictions, and general downturn in business. Despite the Specialty segment being our smallest segment prior to 2020 due to the historic rating environment, the rates available in certain Specialty classes increased throughout 2021, 2022 and 2023 resulting in significant increases in GPW attributable to our Specialty segment and the Group expects that rates will continue to remain firm for 2024 and into 2025.
However, given the recent market volatility and ongoing uncertainty resulting from the global economic and geopolitical uncertainty, the Group might be unable to continue to experience growth in the Specialty segment. Additionally, since the onset of the ongoing Ukraine Conflict, the aviation line of business has come under particular strain arising from the indirect impact of sanctions imposed on Russia leaving a number of leased aircraft stranded in Russia. Given the novelty of the situation, it is impossible to determine whether and how potential losses may crystallize, which will ultimately depend on multiple interlocking dependencies, including the future behavior of the Russian government and airlines, the interpretation of the coverages in place and the way in which sanctions are interpreted. The spread of possible ultimate outcomes is huge, with scope for scenarios where Russian behavior and/or sanctions mean that no claims emerge, and others in which the (re)insurance market would face its largest ever non-natural catastrophe.
As both segments are potentially susceptible to changes in economic activity, any significant and continued economic downturn may impact the Group’s Bespoke and Specialty segments and the Group’s GPW, as well as have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Any future acquisitions, strategic investments or new platforms could expose the Group to further risks or turn out to be unsuccessful.
From time to time, and subject to the 10-year framework agreement entered into between FIHL and MGU HoldCo on December 20, 2022 relating to delegation of underwriting activities (the “Framework Agreement”) and each respective Delegated Underwriting Authority Agreement (as defined below, see Item 7.B. Related Party Transactions “Framework Agreement”), the Group may pursue growth through acquisitions and strategic investments in businesses or new underwriting, insurance-linked securities (“ILS”) or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms (including raising alternative capital from reinsurance sidecar finance structures (“sidecars”)) could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.
The Group’s ability to manage its growth through acquisitions, strategic investments or new or alternative platforms (including sidecars) will depend, in part, on its success in addressing such risks. While the Group has not announced any such acquisitions or strategic investments to date, the Group’s nimble management approach in relation to opportunities presented and sought out means that the Group may opportunistically from time to time pursue such acquisitions, new platforms or strategic investment strategies. Any failure by the Group to implement its acquisitions, new platforms or strategic investment strategies effectively, or in line with industry peers, could have a material adverse effect on its business, prospects, financial condition or results of operations.

Competition within the industry may make profitable pricing difficult and the Group may fail to be able to access profitable insurance or reinsurance business.
The insurance industry is highly competitive. In its underwriting activities, the Group may find itself in competition with other insurers and reinsurers that may have an established position in the market or greater financial, marketing and management resources available to them. Competition in the types of business that the Group may underwrite is based on many factors, including premiums charged and other terms and conditions agreed, services provided, financial strength ratings assigned by third party credit rating agencies and perceived financial strength, speed of claims payment, reputation and experience in the line of business to be written, and continuity, strength of relationship and reputation with clients and brokers. Competition can adversely affect premium levels, including on business written by the Group, by increasing insurance industry capacity, reducing prices in response to favorable loss experience, affecting the pricing of underlying direct coverage and other factors, any of which can develop in a relatively short period of time. In addition, the Group cannot predict the extent to which competition from new competitors (including managing general agents, hedge funds, capital markets products such as catastrophe bonds and new underwriting companies that provide similar products) or existing competitors raising equity, debt or ILS capital could increase (re)insurance capacity and depress premium rates. There may be a divergence of views among market participants on the likely duration and extent of rate improvements, if and when anticipated. Increased competition could result in fewer submissions, lower premium rates or less favorable policy terms and conditions with respect to the Group’s products, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Consolidation in the (re)insurance industry could adversely impact the Group’s business and results of operations.
Recent years have seen increased consolidation and convergence among companies in the (re)insurance industry resulting in increasingly larger and more diversified competitors with greater capitalization than the Group. As evidenced by merger and acquisition transactions in recent years, the consolidation trend may continue and even accelerate in the near future, which may lead to increased competitive pressure in the Group’s business lines from such competitors. In addition, as companies consolidate, the resulting change in the competitive landscape may impact the Group’s ability to attract the most talented insurance professionals and to retain and incentivize its existing employees. Any of these risks relating to consolidation within the industry could adversely affect the Group’s insurance and reinsurance businesses, prospects, financial condition or results of operations.
As the (re)insurance industry consolidates, the cost, capital and (re)insurance synergies and combined underwriting leverage resulting from consolidation may mean a larger global (re)insurer is able to compete more effectively and also may be more attractive than the Group to brokers and agents looking to place business. These consolidated competitors may try to use their enhanced market power to obtain a larger market share through increased line sizes. Larger (re)insurers also may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively without impacting rating. If competitive pressures reduce rates or negatively affect terms and conditions considerably, the Group may reduce its future underwriting activities in those lines thus resulting in reduced premiums and a potential reduction in expected earnings.
As the (re)insurance industry consolidates, competition for customers may also become more intense and the importance of properly servicing each customer will increase. Several of the mergers of (re)insurers that compete with the Group were partially driven by strategic plans to write more (re)insurance business. The Group could therefore incur greater expenses relating to customer acquisition and retention, reducing the Group’s operating margins. In addition, (re)insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less outwards reinsurance than the Group. Furthermore, such (re)insurance companies may, as a result of consolidation, purchase less reinsurance and retrocession cover from the Group than they currently do.
There has been a similar trend of increased consolidation of agents and brokers in the (re)insurance industry. As most of the Group’s products are distributed through agents and brokers, consolidation could impact relationships with, and fees paid to, some agents and brokers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to the Group. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market the Group’s products successfully, or the loss of a substantial portion of the business sourced by one or more of the Group’s key brokers, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group may not be able to write as much premium as expected in its business plan with the desired level of projected profitability.
The Group may not write as much premium as expected with the desired level of profitability. Factors which may inhibit or preclude the Group from obtaining the participation on desirable business sufficient to meet the projected premium or profitability levels include, among others:
•the failure to maintain successful relationships with clients, brokers and other intermediaries to distribute the Group’s products;

•insurance and reinsurance pricing not responding positively (as has happened in the past) to a significant loss event;
•continued willingness by other market participants to underwrite insurance and reinsurance business at rates, terms or conditions that are at best marginally profitable and are more attractive to customers than the Group is prepared to price at;
•difficulty penetrating existing program structures due to established relationships between such cedants (or their intermediaries) and reinsurers, or clients (or their intermediaries) and their insurers on programs desired by the Group;
•intermediaries entering into bilateral or facility arrangements with single carriers or markets, where previously the business was more widely available; and
•possible unwillingness of prospective cedants (or their intermediaries) or clients (or their intermediaries) to accept the Group’s participations based on competitors’ higher ratings or the Group’s ability to maintain its financial strength ratings.
If the Group is not able to write as much increased business as expected, or at the projected levels of profitability, it may write a lesser volume of business and/or write business at lower projected levels of profitability. This could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Industry-wide developments could adversely affect the Group’s business.
The availability and price of insurance and reinsurance coverage has been affected by factors such as the global economic recession, stock market performance, interest rates, high inflationary environment and the occurrence of global catastrophic events. Recent examples of the latter are Hurricanes Florence, Dorian, Michael, Laura, Sally, Ida and Ian, Typhoons Faxai, Hagibis, Jebi, Mangkhut and Trami, the U.S. Midwest derecho, Winter Storm Uri, the California wildfires in recent years and Storm Bernd, which caused widespread European floods, the COVID-19 pandemic and floods in Australia and South Africa and the 2024 Noto earthquake in Japan, as well as the ongoing Ukraine Conflict and the escalation of conflict in the Middle East. Volatility in regional and global economic growth has the potential to reduce the amount of GPW in the Group’s business lines such as marine, where such volatility may result in a decline in shipbuilding projects or marine traffic and aviation lines in the event of a significant reduction in passenger volumes and departures.
Within energy lines, the recent volatility in oil prices, brought around by fears of supply issues in light of the ongoing Ukraine Conflict and conflict in the Middle East, affects asset prices and may impact existing and future exploration and extraction projects, also producing broader financial distress within the energy industry. Although Russian energy exports are continuing, Western nations must explore their options and seek alternative energy sources. The Organisation for Economic Cooperation and Development (the “OECD”) nations responded to the crisis by releasing more barrels from their strategic reserves, which was aimed at stabilizing the prices. There is no guarantee that these efforts will impact oil prices in any meaningful way as this unprecedented economic and political situation has not been fully modeled yet and the prices are expected to remain extremely volatile. This dynamic in the energy sector may result in increased demand for insurance, but limits (particularly in respect of business interruption) may be higher and claims may be more significant.
Fluctuations in demand for insurance and reinsurance products or over- or under-supply of capacity can result in governmental intervention in the insurance and reinsurance markets, which may affect the risks which may be available for the Group to consider underwriting, or render terms and pricing unattractive. At the same time, threats of further terrorist attacks and political unrest in Europe, the Middle East, North Africa, the U.S., Australasia and Asia, and continued uncertainty arising directly and indirectly from turbulence in the global financial markets, have adversely affected general economic, market and political conditions, increasing many of the risks associated with the Group’s business worldwide. See Item 3.D. Risk Factors “Risks Relating to Recent Events”.
A downgrade or withdrawal of, or other negative action relating to, the Group’s financial strength rating(s) by insurance rating agencies could adversely affect the volume and quality of business presented to the Group.
Third party credit rating agencies assess and rate the financial strength of insurers and reinsurers based upon criteria established by those rating agencies. The claims-paying ability ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and the ability to meet policyholder or other obligations. Ratings reflect the rating agencies’ respective opinions on the ability of the Group to pay claims and are not evaluations directed to investors in, and are not recommendations to buy, sell or hold, the Group’s securities. Insureds, cedants and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured, cedant or an intermediary on whether and in what quantum to place business with a particular insurance or reinsurance provider. Many insureds, cedants and intermediaries maintain a listing of acceptable insurers or reinsurers, generally based upon credit ratings.
As of the date of this report, the Group was assigned an “A” (Excellent) financial strength rating by A.M. Best, the third-highest of 13 rating levels, with a stable outlook on all entities. A.M. Best’s ratings range from “A+” to “D.” Each A.M. Best rating category from “A+” to “C” may be designated either an additional plus (+) or a minus (-) sign as a rating notch that reflects a gradation of financial strength within the rating category. Additionally, A.M. Best assigned a “BBB” long-term issuer credit rating to FIHL (with stable outlook), which indicates a good ability to meet ongoing senior financial obligations and a financial strength rating of “A” (Excellent) and the long-term issuer credit rating of “A” (Excellent) to each of FIBL, FUL and FIID (with stable outlook).
As of the date of this report, the Group was assigned an “A-” financial strength rating by S&P, with a stable outlook, which indicates strong capacity to meet financial commitments but somewhat more susceptibility to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. S&P’s ratings range from “AAA” to “D.” Each S&P rating category from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories. Additionally, S&P has assigned a “BBB” long-term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions.
As of the date of this report, Moody’s Investor Service (“Moody’s”) assigned a “Baa2” long-term issuer rating to FIHL and “A3” insurance financial strength ratings to FIBL, FUL and FIID. The outlook for FIHL is stable. Moody’s generic rating classifications range from “Aaa” to “C.” Each Moody’s generic rating classification from “Aa” to “Caa” may be modified to append numerical modifiers 1, 2, or 3 to show relative position within the rating categories.
See Item 4.B. Business Overview “Insurer Financial Strength Ratings” for further discussion of ratings assigned to the Group’s insurance operating subsidiaries.
A.M. Best, S&P and Moody’s will periodically review the Group’s rating and may revise it downward or revoke it at their sole discretion, based primarily on their analysis of the Group’s balance sheet strength, operating performance and business profile. Factors that may affect such an analysis include:
•if the Group changes its business practice in a manner that no longer supports its rating;
•if unfavorable financial or market trends impact the Group;
•if the Group’s actual losses significantly exceed its loss reserves;
•if the Group is unable to obtain and retain key personnel;
•if the Group’s investments incur significant losses; and
•if any applicable rating agency alters its capital adequacy assessment methodology in a manner that would adversely affect the Group’s rating.
An actual or anticipated downgrade or revocation of the Group’s financial strength rating, or an announcement that the Group’s financial strength rating is under review or other negative action by a rating agency, could provide certain customers with a right to terminate their (re)insurance contracts with the Group and would adversely affect the volume and quality of business presented to the Group and could potentially have a negative effect on the Group’s financial condition and results of operations. A downgrade beyond an agreed threshold may also result in a termination right arising in respect of the Framework Agreement, exercisable by Fidelis MGU, subject to a cure period.
Additionally, third party credit rating agencies may increase the levels of capital they require an insurer or reinsurer to hold to maintain a certain credit rating. Such changes could result in the Group having to raise additional capital or purchase reinsurance to maintain its credit rating. The availability and cost of additional financing or capital depends on a variety of factors, including our credit ratings and credit capacity. If the Group does not raise such additional capital or purchase suitable reinsurance, that could result in a downgrade of its credit rating, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
A downgrade in rating could have a material effect on the Group’s ability to write business or to maintain business already written and would adversely affect the Group’s competitive position in the insurance and reinsurance industries and make it more difficult to market its products. A downgrade could, therefore, result in a substantial loss of business as insureds, ceding companies, agents and brokers that place business with the Group companies might move to other insurers and reinsurers with higher ratings or insist on less favorable terms as a condition of continuing to do business. A downgrade could also potentially impact the Group’s existing letter of credit facilities by giving rise to a right of termination or amendment of the Group’s credit facilities, or by triggering a covenant breach, which would have a negative effect on the Group’s business. While there can be no assurance that increased levels of capital will not be required in the future, the rating agencies have not made the Group aware of any such required increase.
Changing climate conditions and under-developed or inaccurate catastrophe modeling tools could lead to worse than expected losses and may adversely affect the Group’s operating results, financial condition, profitability or cash flows.
Multiple years of above-average temperatures and drought, poor forest management, and widespread development in the zone between wild land and water and human development have proved a dangerous combination. The catastrophe modeling tools that insurers and reinsurers use to help manage catastrophe exposures are based on assumptions and judgments that rely on historical trends, are subject to error and may produce estimates that are materially different from actual results. Changing climate conditions could cause catastrophe models to be even less accurate, which could limit the Group’s ability to effectively manage its exposures, in particular to perils for which modeling is under-developed, such as wildfires and flooding. Failures or inadequacies in modeling relating to climate change could result in the Group’s results of operations or financial condition differing materially from the Group’s expectations, or any related targets or projections.
The failure to appreciate and respond effectively to the trends and risks associated with environmental, social and governance (“ESG”) initiatives and factors could adversely affect the Group’s relationship with stakeholders and its achievement of its business plans.
The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG matters, are a material consideration for the Group’s key stakeholders in achieving their own ESG objectives and aims. The Group has seen increased focus and scrutiny on ESG-related matters from its key stakeholders, such as its institutional investors, policyholders, employees and suppliers, as well as policymakers, regulators, rating agencies, industry organizations and local communities, which could lead to a change in approach to ESG for the Group and in the general (re)insurance industry as a whole. ESG-related initiatives, trends and risks may directly or indirectly impact the Group’s business and the achievement of the Group’s business plan and consequently those of its key stakeholders. A failure to transparently and consistently implement an ESG strategy, in its key markets and across operational, underwriting and investment activities, may adversely impact the Group’s business plan, financial results and reputation of the Group and may negatively impact relationships with the Group’s stakeholders, all of whom have expectations, concerns and aims related to ESG matters which may differ from the Group’s.
Changes in law relating to certain perils could adversely affect the Group’s business.
A change in law relating to certain perils for which the Group writes insurance or reinsurance may have a significant impact on the Group’s ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, in response to several wildfire events affecting California homeowners, the state has enacted new insurance consumer protection laws for California policyholders that took effect on January 1, 2019 and require insurers to afford certain policy protections to California insureds for future wildfire events. Such changes in law and practice in response to the recent wildfire events, as well as other changes in law and practice relating to other perils for which the Group writes insurance or reinsurance, may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Outwards reinsurance is a key part of the Group’s strategy, subjecting the Group to the credit risk of its reinsurers and may not be available, affordable or adequate to protect against losses.
A key part of the Group’s strategy is to follow the practice of reinsuring and retroceding with other insurance and reinsurance companies and ILS vehicles a portion of the risks under the insurance and reinsurance contracts that it writes in order to protect the Group against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce a large aggregated loss. For the year ended ending December 31, 2023, the Group has delegated the procurement of an agreed outwards reinsurance strategy to Fidelis MGU; however, the Group retains final decision making authority in respect of all outwards reinsurance placements, including those sourced by Fidelis MGU. In addition to traditional outwards reinsurance, the Group participates in the catastrophe bond market and has sponsored multiple different series of catastrophe bonds issued by Herbie Re, pursuant to which the Group obtains collateralized retrocessional coverage from capital markets participants. The amount of coverage purchased, either in the traditional or alternative markets, is determined by the Group’s risk strategy together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year.
There can be no assurance that the Group will be able to obtain reinsurance or to enter into retrocession arrangements (including by renewing its catastrophe bond transactions) at a price, quality or in the amounts which the Group requires. There can be no assurance that the Group’s outwards reinsurance or retrocession protection will be sufficient for all eventualities, which could expose the Group to greater risk and greater potential loss, which could in turn have a material adverse effect on its business, prospects, financial condition or results of operations. In particular, if a number of large losses occur in any one year, there is a chance that the Group could exhaust its outwards reinsurance and retrocession program. In this event, it is not certain that further reinsurance and/or retrocessional coverage would be available on acceptable terms, or at all, for the remainder of that year or for future years which could materially increase the risks and losses retained within the Group.
In addition, in the event the Group or its intermediaries (such as Fidelis MGU) cannot arrange to obtain the amount of reinsurance or retrocessional protection for the Group within the parameters set forth in the applicable business plan, then the Group may need to reduce the amount of business it writes in order to remain within the Group’s various risk tolerances.
Such reduction in the availability of reinsurance or retrocessional protection could also have a significant impact on the Group’s capital reserves, by potentially requiring the Group to hold more capital. In particular, under Directive 2009/138/EC (“Solvency II”), which is also transposed into the U.K.’s domestic prudential regime, the relevant operating subsidiaries of the Group are required to have a reasonable expectation that outwards reinsurance will be placeable to future periods.

Collectability of traditional reinsurance and retrocession is dependent upon the solvency of reinsurers or retrocessionaires and their willingness to make payments under the terms of reinsurance or retrocession agreements. In particular, the Group can be exposed to non-coterminous wording risk under such agreements, including interpretations by our reinsurers or retrocessionaires that they may withhold payment for losses. As such, the terms and conditions of the reinsurance purchased by the Group may not provide precise cover for the losses the Group incurs on the underlying insurance or reinsurance which it has sold. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance or retrocession arrangement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
In the case of the Group’s catastrophe bond and industry loss warranty transactions, collectability is dependent on whether the relevant coverage is triggered. Each of the Group’s catastrophe bond transactions and industry loss warranty transactions through the date of this report has utilized an industry loss index trigger, which means that the amount of recoveries paid to the Group is determined by the levels of catastrophe losses to the wider (re)insurance industry rather than by the amount of losses that the Group actually suffers. There can be no guarantee, therefore, that these catastrophe bonds and industry loss warranties will provide adequate protection if the Group’s loss experience does not correlate with losses on an industry-wide basis triggering a payment under the relevant contracts.
The Group is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Group seeks to further reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. In addition, the U.S. Commodity Futures Trading Commission and other regulators require the Group and its swap dealer counterparties to collect and post initial and variation margin with respect to non-cleared swaps. Any initial margin required to be posted to the Group’s swap dealer counterparties under these rules is segregated with a third party custodian. However, there can be no assurance that the Group will not suffer losses in the event a counterparty or custodian fails to perform or is subject to a bankruptcy or a similar proceeding.
Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage the Group provides which may adversely affect the Group.
The Group has introduced processes to manage its potential liabilities as a result of specific cyber coverage and other coverage the Group provides to its (re)insurance policyholders, including for the business sourced by Fidelis MGU. However, given that this is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyber-attacks on the Group’s policyholders could adversely affect (possibly to a material extent) the Group’s business, prospects, financial condition or results of operations. This risk is also dependent on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.
The Group may write selected quota share reinsurance policies and assume a share of the liabilities of its underlying reinsureds, which may expose it to certain losses.
The Group may write selected quota share reinsurance policies and also insure a share of the liabilities of its underlying reinsureds. The Group may suffer losses arising from the underlying judgment of the staff of reinsureds, underlying pricing, terms and conditions of the business in which it shares risk, sub-optimal claims management and other business administration shortcomings, poor but not contractually actionable information disclosure, failure to observe underwriting guidelines but not to a contractually actionable extent and unexpected catastrophic exposures in the reinsureds’ own account. These risks are equally applicable to many other types of reinsurance that the Group may write (in addition to quota share reinsurance).
Loss of business reputation or negative publicity could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group is vulnerable to adverse market perception since it operates in an industry where integrity, customer trust and confidence are paramount. In addition, any negative publicity (whether well founded or not) associated with the business or operations of the Group could result in a loss of clients and business. Accordingly, any mismanagement, fraud or failure by its employees or employees of Fidelis MGU to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or any allegation of such activities and consequential loss of reputation, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. These issues also relate to regulatory conduct risk, for which see Item 3.D. Risk Factors “Risks Relating to Regulation of the Group”.
The Group is exposed to the risk of ordinary course litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The extent and complexity of the legal and regulatory environment in which the Group operates and the products and services the Group offers mean that many aspects of the business involve substantial risks of liability. The Group’s insurance may not necessarily cover all or any of the claims that clients or others may bring against the Group or may not be adequate to protect it against all the liability that may be imposed. The Group also may be involved in litigation against third parties in the normal course of business and the probable outcome of all such litigation may be taken into account in the assessment of the Group’s liabilities.

Any litigation involving the Group could have a material adverse effect on the Group in the future; if the outcome of such litigation is incorrectly estimated or must be increased due to litigation trends, settlements or court decisions, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Coverage disputes can increase expenses and incurred losses, which could have a material adverse effect on the Group’s business.
There can be no assurance that various provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. In particular, the ongoing Ukraine Conflict has led to coverage disputes in relation to, among others, policy language and the impact of sanctions and cancellation notices. Such actions have led to increased uncertainty surrounding emerging claims. See Item 3.D. Risk Factors “Risks Relating to Recent Events”.
This increased risk adds further pressure to an already uncertain area surrounding emerging claims, which has been particularly prominent in the Florida insurance market, which has seen an increase in losses and loss adjustment expenses due to the prevalence of assignment of benefits (“AOB”) claims. Through AOB, homeowners are able to assign the benefit of their insurance recovery to third parties (including the right to claim back legal fees if they are successful in arguing for a larger than initially offered pay-out). AOB practice in Florida has been characterized by an inflated size and number of claims, increased litigation, interference in the adjustment of claims and the assertion of bad faith actions and one-way attorney fees. There were a large number of AOB claims following Hurricane Irma in 2017, a trend which continued in the wake of Hurricane Michael in 2018. In an effort to stem rising premiums caused by unnecessary litigation and AOB abuse and to curtail any further exponential growth in AOB litigation, Florida’s state legislature has signed into law an AOB reform measure, which will, among other provisions, restrict attorney fees on AOB litigation and allow providers to sell AOB exempt policies. However, until the effects of the new legislation become clear, ongoing AOB activity and related potentially fraudulent claims activity may have a material effect by inflating the size of the Group’s losses and loss adjustment expenses.
Furthermore, as the Group writes a substantial amount of Property Direct & Facultative (“Property D&F”) business across the United States, it is exposed to the risk of emerging “bad faith” claims, which have recently been successfully brought in several U.S. states. There is also a risk that courts in the U.S. will be less favorable towards non-U.S. insurers where the claimant is a U.S. policyholder. Additionally, due to potential unfamiliarity with the local rules and regulations, a non-U.S. insurer, such as the Group, runs an increased risk of clerical and logistical errors in getting claims and litigation filings in the United States completed in a timely manner to allow it to respond in a timely manner before a summary judgment is held against it.
Although disputes relating to coverage and choice of legal forum can be expected to arise in the ordinary course of the Group’s business, particularly if loss claims are material, the rise in the number of AOB and “bad faith” claims or other coverage disputes could lead to the Group facing a higher volume of claims or quantum of losses than it faced historically. As a result, the Group may incur losses beyond those that it considered might be incurred at the time of underwriting the insurance policy or reinsurance contract, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s historical track record, including the track record of some of the executives of Fidelis MGU, may not be indicative of our future growth.
The Group has experienced rapid growth since its inception, and the Group expects to continue to have access to more opportunities, including through its partnership with Fidelis MGU. There can be no assurance that the Group’s business, or the ability of Fidelis MGU to source underwriting opportunities for the Group, will continue to grow and expand at the same rate since inception, if at all. Various executives, including those who were in the Group and that are now executives of Fidelis MGU, such as Mr. Brindle, have had success throughout their careers. There is no assurance that the executives’ track records, including Mr. Brindle’s track records at Lloyd’s, Lancashire and the Group will continue. If the Group is unable to increase the amount of premium that is written successfully, including where Fidelis MGU cannot source sufficient opportunities for the Group, this may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
As previously reported, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, we identified three material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were identified in the following areas: (i) the design and operating effectiveness of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording of premiums and acquisition costs, (ii) the necessary resources to consider on a timely basis the application of U.S. GAAP accounting principles where complex accounting judgment exists, and (iii) the design of controls over the completeness and accuracy of reinsurance balances recoverable and payable.
At December 31, 2023, the material weakness referred to at (ii) above, is considered remediated.

To remedy the material weaknesses referred to at (i) and (iii) above, with respect to the design of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording premiums and acquisition costs, and completeness and accuracy of reinsurance balances recoverable and payable, we continue to implement measures intended to improve our internal control over financial reporting. These include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. These remedial measures have now been partially implemented and we are continuing our efforts to implement those completely. Remediation activities, which remain ongoing, include, but are not limited to the following:
•strengthening the reinsurance team by hiring additional accounting and operational resources to help ensure that we have sufficient personnel with skills and experience commensurate with the size and complexity of the organization, who can effectively design and execute our process-level controls around reinsurance balances payable and recoverables;
•implementing additional technology solutions to replace certain manual processes;
•strengthening the documentation of reinsurance premiums payable and reinsurance receivables processes and procedures relating to the reconciliation and cash matching controls;
•enhancing the execution and documentation relating to certain controls over data input into the policy administration system; and
◦engaging an outside service provider to assist in evaluating and documenting processes and controls, identifying control gaps and strengthening the quality of documentation regarding controls.
We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure that the remaining material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
We can give no assurance that additional material weaknesses or significant deficiencies or other deficiencies in our internal control over financial reporting will not be identified in the future. We also cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our common share price. Although we are committed to adopting remedial controls, any failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected. We may also be required to restate our financial statements from prior periods.
As a newly listed public company, we expect to incur increased costs and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.
As a newly listed public company that qualifies as a foreign private issuer, we expect to incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have hired additional accounting, finance, and other personnel in advance of and following our becoming listed on the NYSE as part of our efforts to comply with the requirements of being a public company. Our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on the board of directors of FIHL (the “Board”) or board committees or to serve as senior managers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. As of the date of this report, we are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.
Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on, among other things, our internal control over financial reporting beginning with our second filing of an Annual Report on Form 20-F with the SEC for the fiscal year ending December 31, 2024. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, adopt and implement a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Furthermore, if we identity material weakness in our internal control over financial reporting in the future, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall. In addition, as a public company we are required to file accurate and timely reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from NYSE or other adverse consequences that would materially harm our business and reputation.
The preparation of the Group’s financial statements requires it to make many estimates and judgments that are more difficult than equivalent estimates and judgments made by companies operating outside the (re)insurance sector.
The preparation of the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements requires the Group to make many estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses and related disclosures of contingent liabilities. The Group evaluates its estimates on an ongoing basis, including those related to revenue recognition, reserves for losses and loss adjustment expenses, reinsurance balance recoverable on reserves for losses and loss adjustment expenses, fair value measurements of fixed maturity investments, available-for-sale, and income tax expense. The Group bases its estimates on market prices, where possible, and on various other assumptions it believes to be reasonable under the circumstances, which form the basis for the Group’s judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
In particular, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because the Group has more limited historical information on which to base such estimates and judgments. A significant part of the Group’s current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of the Group’s expectations of the ultimate settlement and administration costs. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements, which could materially adversely affect the Group’s financial results.
Risks Relating to Recent Events
The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown.
As of the date of this report, the U.S. and global markets are experiencing volatility and disruption following the ongoing Ukraine Conflict. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine Conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine Conflict is impossible to predict, the active conflict could lead to market disruptions, including significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Further, in December 2022, the members of the G7, including the United States and the United Kingdom, joined the EU in prohibiting regulated persons from providing a range of services, including issuing maritime insurance, related to the maritime transport of crude oil of Russian Federation origin, unless purchasers bought the oil at or below a price cap.
Although the Group will take measures designed to maintain compliance with applicable sanctions in connection with its activities, the Group cannot guarantee that it will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines, for the Group or for responsible employees and managers, as well as negative publicity or reputational harm.
Due to the widespread impact of the ongoing Ukraine Conflict, which extends economically, geographically and financially, it is likely to directly or indirectly impact the markets in which the Group operates and some of the lines of business we write. It is possible that the war will create a domino effect, affecting the entirety of the Group’s business, including the ultimate premiums and costs of policies, through cost of materials and labor. The impact of some of or all these factors could cause significant disruption to the Group’s operations and materially impact its financial performance. As of the date of this report, the Group has identified business lines which could suffer losses resulting from the ongoing sanctions. As aviation is a large component of the Group’s Specialty segment, any large losses in the aviation line of business could have a material and adverse impact on the performance of the Specialty segment generally. In light of the evolving nature of the Ukraine Conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis before the Group can reasonably estimate any potential losses. See Item 3.D. Risk Factors “Risks Relating to the Group’s Business and Industry—Industry-wide developments could adversely affect the Group’s business”.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Ukraine Conflict and subsequent sanctions, could have a material adverse effect on the Group’s business, financial condition and results of operations. The extent and duration of the Ukraine Conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Most of the significant factors arising out of the ongoing Ukraine Conflict are beyond the Group’s control and any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section. If these disruptions or other matters of global concern continue for an extended period of time, the Group’s business, financial condition and results of operations may be materially adversely affected.
We are subject to litigation which could adversely affect our business and results of operations.
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business in a number of foreign jurisdictions. For example, as a result of the insurers having denied claims of the aircraft lessors in respect of the unreturned aircraft stranded in Russia as a result of the Ukraine Conflict, aircraft lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. See Item 5.A. Operating Results “Recent Developments Russia-Ukraine Conflict”.
While management believes that these claims will not have a material adverse effect on the Group’s financial position after consideration of any applicable reserves, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome impacting several of the outstanding claims could, from time to time, have a material adverse effect on the Group’s results of operations or cash flows.
Our business, financial condition and results of operations may be adversely affected by an epidemic, pandemic or any other public health crisis and we may face risks related to Severe Acute Respiratory Syndrome (SARS), H1N1 influenza, H5N1 influenza, H7N9 influenza, H3N2 influenza and COVID-19 which could significantly disrupt our operations resulting in material adverse impacts to our business, financial condition and results of operations.
The widespread outbreak of an illness or any other communicable diseases, or any public health crisis that results in economic or trade disruptions could negatively impact our business and the businesses of our policyholders.
Our results of operations may be affected by the impact on the global economy and businesses that COVID-19 (or another pandemic or epidemic) has had to date or may have in the future. Global financial markets have suffered downturns and volatility as a result of the COVID-19 pandemic, which may, as a result of the resurgence of existing or the emergence of new COVID-19 strains (or similar pandemics or epidemics), continue to have a sustained impact on businesses across the world. Risks relating to COVID-19 and future pandemics or epidemics may become more expensive or impossible to insure against. If any of the global impacts of COVID-19 (or another pandemic or epidemic) resurge for a sustained period of time or should any of the risks identified above materialize leading to an economic downturn and heightened volatility, it could have a material adverse effect on our business, financial condition and results of operations.
It is possible that a resurgence of COVID-19 (or another pandemic or epidemic) will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by COVID-19 (or another pandemic or epidemic), it is difficult to predict the nature and extent of impacts on our business.
For example, economic uncertainty continued throughout 2023 due not only to the aftermath of the COVID-19 pandemic, but also the Ukraine Conflict, the escalation of conflict in the Middle East, energy price rises and cost-of-living increases. Global economies have recorded low levels of growth since the COVID-19 pandemic and the low levels of growth have been further affected by increased geopolitical uncertainty due to the Ukraine Conflict and the escalation of conflict in the Middle East. These events, if worsened, may have a significant impact on the performance on our business, financial condition and results of operations.
Recent events have adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and may affect the Group’s ability to access liquidity and capital markets financing or receive dividends from its operating subsidiaries.
Recent events have introduced financial market volatility that has adversely impacted, and may continue to adversely impact, the value of the Group’s investment portfolio and, if these global conditions persist, ongoing market volatility could affect the Group’s ability to access liquidity and other capital markets financings. Inflation, high interest rates, reduced liquidity in financial markets and a continued slowdown in global economic conditions have increased the risk of defaults and downgrades and have increased the volatility in the value of many of the investments the Group holds. In addition, the steps taken by governmental institutions in response to recent events and the costs of such actions, may eventually lead to higher-than-expected inflation and further financial stress on global financial markets, including government bond markets.
The recent market volatility has led to the occurrence of periods of time where credit spreads widened significantly, which, if repeated, may negatively impact the Group’s ability to access liquidity and capital markets financing such that it may not be available or may only be available on unfavorable terms. Further, regulators in certain jurisdictions may impose dividend restrictions on insurance companies in response to economic uncertainties, which would potentially impact liquidity for holding companies that have insurance subsidiaries in those jurisdictions. As a holding company with no direct operations, FIHL relies on dividends and other permitted payments from its subsidiaries and it may be unable to make distributions on its preference securities or principal and interest payments on its debt and to pay dividends to holders of common shares if its operating subsidiaries are unable to pay dividends to it. See Item 3.D. Risk Factors “Risks Relating to Financial Markets and Liquidity”.
The current inflationary environment could have a material adverse impact on the Group’s operations.
Steps taken by governments throughout the world in response to the recent economic and geopolitical climate, expansionary monetary policies and other factors have led to an inflationary environment. In operating our business, we are experiencing the effects of inflation, including increased labor and construction costs. Furthermore, the Group’s operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although the Group considers the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks insured and reinsured by the Group. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business the Group writes, and litigation costs. To the extent inflation causes costs to increase above loss reserves established for claims, the Group will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of the Group’s fixed maturity securities and potentially other investments. For example, inflation could affect the returns on fixed maturity securities, which may deliver diminished real returns in inflationary environments.
Risks Relating to the Group’s Strategic Relationship with Fidelis MGU
The Group relies on Fidelis MGU for services critical to its underwriting, claims and other operations. The termination of or failure by Fidelis MGU to perform under one or more agreements governing the Group’s outsourced relationship with Fidelis MGU may cause material disruption in our business or materially adversely affect our financial results.
The Group and Fidelis MGU have entered into a number of agreements governing the outsourced relationship, including the Framework Agreement, a series of Delegated Underwriting Authority Agreements (as defined below, see Item 7.B. Related Party Transactions “Delegated Underwriting Authority Agreements”) and the Inter-Group Services Agreement (see Item 7.B. Related Party Transactions “Inter-Group Services Agreement”).

The Framework Agreement, under which the Group secures business underwritten on its behalf by Fidelis MGU, has a rolling initial term of 10 years from January 2023. Years one to three will roll automatically (each year resetting for a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or other preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). Additionally, each party has certain rights to terminate the Framework Agreement early (see Item 7.B. Related Party Transactions “Framework Agreement — Termination”).
Under the terms of the relevant agreements, Fidelis MGU also provides detailed reporting to the Group at a pre-agreed frequency, depending on the nature of the report. Such reports include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information. If Fidelis MGU fails to perform any of its reporting obligations, the Group could be severely impacted, including by FIHL being unable to comply with its own reporting obligations as a listed company.
Additionally, under the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements, the claims management activities are managed by Fidelis MGU, with the Group retaining an oversight function. See Item 4.B. Business Overview “Claims Management”. The Group therefore relies on Fidelis MGU to facilitate, oversee and efficiently manage the claims process for the Group’s policyholders in line with the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements. To the extent Fidelis MGU exceeds its authority or otherwise fails to effectively manage the claims process, including failure to pay claims accurately, could lead to material litigation, undermine the Group’s reputation in the marketplace or impair the Group’s corporate image and adversely affect its ability to renew existing policies or write new policies. Any disagreements between the Group and Fidelis MGU in respect of the Framework Agreement, the Inter-Group Services Agreement, the Delegated Underwriting Authority Agreements, the Outsourced MGU Underwriting Plan or the Outsourced MGU Subsidiary Specific Underwriting Plans could lead to a deterioration of the commercial relationship between the parties, which could ultimately result in FIHL choosing not to roll the term of the Framework Agreement leading to a termination. Any of the aforementioned factors, or any other negative impact of Fidelis MGU’s services to the Group could have a material and adverse impact on the Group’s business, prospects, financial condition and results of operations.
Due to the Group’s dependency on Fidelis MGU resulting from this outsourced relationship, including, for example, that the Group’s must conduct certain of its business activities in accordance with the parameters and limitations set forth in the Framework Agreement, if the Framework Agreement or any of the Group’s agreements with Fidelis MGU are terminated or if Fidelis MGU fails to perform any of the services outsourced to it under the Framework Agreement or the other related agreements noted above, the Group may be required to hire additional staff to provide such services itself or retain a third party to provide such services, and no assurances can be made that the Group would be able to do so in a timely, efficient or cost-effective manner. This could lead to the Group’s business model changing materially and the Group could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Pursuant to the agreements between the Group and Fidelis MGU, the Group retains an oversight and supervisory role over Fidelis MGU’s active role in executing the Outsourced MGU Underwriting Plan and each of the Outsourced MGU Subsidiary Specific Underwriting Plans. If the Group’s monitoring efforts prove inadequate, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Pursuant to the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, certain key underwriting and non-underwriting functions of the Group have been outsourced to Fidelis MGU and Fidelis MGU’s employees are authorized to conduct business in accordance with the relevant Outsourced MGU Underwriting Plan and each of the Outsourced MGU Subsidiary Specific Underwriting Plans, as overseen by the Group. The Group relies on established parameters in connection with its oversight and supervision of Fidelis MGU. Although the Group monitors such business on an ongoing basis, its monitoring efforts may not be adequate to prevent Fidelis MGU or the designated employees from exceeding their authority, committing fraud or otherwise failing to comply with the terms of the agreements governing its relationship with the Group, including the Framework Agreement and the Delegated Underwriting Authority Agreements. Over time, the relationship between the Group and Fidelis MGU may deteriorate. To the extent Fidelis MGU exceeds its authority, commits fraud or otherwise fails to comply with the terms of agreements governing its relationship with the Group, the Group’s financial condition and results of operations could be materially adversely affected.

Some senior managers and key personnel of Fidelis MGU are critical to the Outsourced MGU Underwriting Plan; Fidelis MGU’s failure to retain such key personnel could seriously affect the Group’s ability to conduct its business and execute the Outsourced MGU Underwriting Plan.
The Group’s future success in relation to its Outsourced MGU Underwriting Plan depends to a significant extent on the efforts of senior management and key personnel employed by Fidelis MGU to implement its business strategy. The majority of senior employees of the Group prior to January 2023, including Mr. Brindle, are now employed by Fidelis MGU. There can be no assurance, however, that such key personnel will remain employed by Fidelis MGU. There are only a limited number of available and qualified executives with substantial experience in the (re)insurance industry and the procurement of new employees could be hindered by factors outside of the Group’s control. Accordingly, Fidelis MGU’s loss of the services of one or more of the members of their respective senior management team or other key personnel could significantly and negatively affect its ability to execute the relevant Outsourced MGU Underwriting Plan, which could, in turn, have a material adverse effect on the Group’s business and results of operations.
Although Fidelis MGU has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. If any member of management or other key employee dies or becomes incapacitated, or leaves Fidelis MGU to pursue employment opportunities elsewhere, they would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that Fidelis MGU is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.
There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement, the Delegated Underwriting Authority Agreements and the other outsourcing agreements and arrangements between the Group and Fidelis MGU are as favorable to the Group as if they had been negotiated with an unaffiliated third party.
There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement and the other outsourcing agreements and arrangements between the Group and Fidelis MGU, including the fees payable to Fidelis MGU, are as favorable to the Group as if they had been negotiated with an unaffiliated third party and the Group’s ongoing relationship with Fidelis MGU may impact how the Group enforces its rights under the agreements. For example, the Group has limited rights of recourse against Fidelis MGU in the event of an alleged breach of any of the Framework Agreement, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements. The aforementioned agreements contemplate that, save where liability cannot be excluded by law, neither the Group nor Fidelis MGU is liable to each other in respect of any losses, except those losses resulting from gross negligence or intentional misconduct, or where Fidelis MGU intentionally breaches the Group’s underwriting guidelines (subject in each case to a cure period). In the event of a material breach of any of the aforementioned agreements, the limitation of liability provisions contained therein could result in the Group’s inability to claim damages, which in turn could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
MGU HoldCo owns approximately 9.9% of our common shares. Additionally, a number of FIHL’s current shareholders are also shareholders in MGU HoldCo’s parent entity and, in some cases, employees of Fidelis MGU. As such, conflicts of interest may arise, which could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
Conflicts of interest may exist or could arise in the future with Fidelis MGU due to a number of FIHL’s current shareholders being employed by Fidelis MGU or holding shares in MGU HoldCo’s ultimate parent entity. Conflicts may arise with respect to, without limitation: (i) the enforcement of agreements between the Group and Fidelis MGU, (ii) making changes to the Outsourced MGU Underwriting Plan and each of the Outsourced MGU Subsidiary Specific Underwriting Plans, (iii) the management of Fidelis MGU by persons who are shareholders of FIHL, (iv) shareholders who hold shares in both FIHL and MGU HoldCo’s ultimate parent entity, and (v) conflicts arising from the exercise of the ROFO and ROFR rights (each as defined below, see Item 7.B. Related Party Transactions “Framework Agreement — Exclusivity, Rights of First Offer and Rights of First Refusal”) of the Group and Fidelis MGU. MGU HoldCo owns approximately 9.9% of FIHL’s outstanding common shares. The foregoing conflicts and the interests of the Group on one hand and Fidelis MGU on the other could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
Risks Relating to the Operations Supporting the Group’s Business
The Group depends, in certain cases, on its policyholders’ evaluations or disclosures of the exposures associated with their insurance underwriting, which may subject the Group to reinsurance disputes, liability, regulatory actions or reputational damage.
The Group does not separately evaluate each of the original individual exposures assumed under some of its reinsurance business (such as quota share contracts in which the Group expects to assume an agreed-upon percentage of each underlying insurance contract being reinsured or excess of loss contracts), including on policyholders bound by another person to whom underwriting authority has been delegated by the Group (such as third party MGAs) on a “non-prior submit” basis. In these situations, the Group is largely dependent on the original underwriting decisions made by ceding companies. The Group is subject to the risk that its policyholders may not have adequately evaluated or disclosed the insured exposures and that the premiums ceded may not adequately compensate the Group for the exposures it will assume. The Group may not evaluate separately each of the individual claims that may be made on the underlying insurance contracts under reinsurance contracts. Therefore, the Group may be dependent on the original claims decisions made by its policyholders. To the extent that a customer fails to evaluate adequately the insured exposures or the individual claims made thereunder, the Group’s business, prospects, financial condition or results of operations could be significantly and negatively affected.
Certain elements of the Group’s business may also be written on the basis of sub-delegated authority (including, for example, that Fidelis MGU may further delegate underwriting authority to a third party managing general underwriter or other intermediary, as allowed for in the Framework Agreement and the Delegated Underwriting Authority Agreements).
In connection with Fidelis MGU sub-delegated authorities, Fidelis MGU may sub-delegate authority with consent of the Group. In respect of any such sub-delegation of authority, Fidelis MGU is required to operate and maintain procedures to manage its sub-delegated authority relationships, but nonetheless there are risks associated with such relationships, including but not limited to, fraud by employees or representatives of persons to whom Fidelis MGU sub-delegates authority, information technology failures, failure to comply with referral and escalation procedures, inaccurate or incomplete bordereau reporting, and credit risk. Furthermore, Fidelis MGU and in turn, the Group, relies on the underwriting judgment of such sub-delegated agents and intermediaries, which may be different from the decisions that would be made by the employees of Fidelis MGU acting within the parameters set forth in each Outsourced MGU Subsidiary Specific Underwriting Plan or the Delegated Underwriting Authority Agreements.
Operational risk exposures, such as IT, human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.
Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. The Group relies on Fidelis MGU and other third parties for information technology and application systems and infrastructure, which are exposed to certain limitations and risk of systemic failures. Any such outage could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. In addition, given the Group’s outsourced relationship with Fidelis MGU, which could also include writing business on a sub-delegated authority basis with a third party managing general underwriter or other intermediary, Fidelis MGU or such other sub-delegate could bind the Group on business outside of a designated authority resulting in significant losses.
The Group also relies heavily on third parties, including Fidelis MGU, for information technology and application systems and infrastructure. The Group believes that such information technology and application systems and infrastructure are critical to the Group’s business. Such information technology and application systems and infrastructure, as well as their proper functioning, oversight and control environment, are an important part of the Group’s underwriting process and its ability to maintain operational resilience. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation—Material Outsourcing Requirements”.
The Group also licenses certain of its key systems and data from third parties, including Fidelis MGU, and cannot be certain that it will have continuous access to such third-party systems and data, or those of comparable service providers, or that the Group’s information technology or application systems and infrastructure will operate as intended. The third party modeling software that the Group uses is important to the Group and any substantial or repeated failures in the accuracy or reliability of such software or the human interpretation of its outputs could result in a deviation from the Group’s expected underwriting results. Further, the third parties’ programs and systems may be subject to defects, failures, material updates or interruptions, including those caused by worms, viruses or power failures.
Failures in any of these systems, as well as their proper functioning, oversight and control environment, could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause the Group to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Technology breaches or failures, including those resulting from a malicious cyber-attack on the Group or its business partners or service providers, could disrupt or otherwise negatively impact the business.
Overall, the Group is subject to cybersecurity risks, including cyber-attacks, security breaches and other similar incidents with respect to our and our service providers’ information technology systems, which could result in regulatory scrutiny, legal liability or reputational harm, and we may incur increasing costs to minimize those risks.
Cybersecurity threats and incidents have increased in recent years in frequency, levels of persistence, sophistication and intensity, and we may be subject to heightened cyber-related risks. The Group has previously experienced attempts by cyber-criminals to compromise its IT infrastructure and personnel, but has not been impacted by any material cybersecurity incidents. The Group takes the steps necessary to learn from cybersecurity incidents it has experienced, and to adapt its information and cyber security controls to counter the ever-evolving cyber threat. This has included making necessary changes to cybersecurity training and awareness initiatives. However, there can be no assurance that these steps will in fact prevent future attacks.
The Group’s business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems, our proprietary systems, and systems of our third party service providers. The Group relies on information technology systems and infrastructure to process, transmit, store and protect the electronic information, financial data and proprietary models that are critical to the Group’s business. Furthermore, a significant portion of the communications between the Group’s employees and the Group’s business, banking and investment partners depends on information technology and electronic information exchange. We are required to effect electronic transmissions with third parties, including brokers, clients, service providers and others with whom we do business, as well as with our Board. In addition, we collect, store and otherwise process personal information (including sensitive personal information) of our clients, employees and service providers. We have implemented and maintain what we believe to be reasonable security measures, but we cannot guarantee that the controls and procedures we or third parties have in place to protect or recover our respective systems and the information stored on such systems will be effective, successful or sufficiently rapid to avoid harm to our business.
Like all companies, the Group’s information technology systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond the control of the Group, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers and general technology failures. Cybersecurity threats are evolving in nature and becoming increasingly difficult to detect, and may come from a variety of sources, including organized criminal groups, “hacktivists,” terrorists, nation states and nation state-supported actors. These threats include, among other things, computer viruses, worms, malware, ransomware, denial of service attacks, defective software, credential stuffing, social engineering, phishing attacks, human error, fraud, theft, malfeasance or improper access by employees or service providers, and other similar threats. Cyber-attacks, security breaches, and other similar incidents, including with respect to third party systems that have access to or process our, our clients’ or our employees’ personal, proprietary and confidential information, could expose us to a risk of loss, disclosure or misuse of such information, litigation and enforcement action, potential liability and reputational harm. In addition, cybersecurity incidents, such as ransomware attacks, that impact the availability, integrity, confidentiality, reliability, speed, accuracy or other proper functioning of our systems could have a significant impact on our operations and financial results. We may not be able to anticipate all cyber-attacks, security breaches or other similar incidents, detect or react to such incidents in a timely manner, or adequately remediate any such incident.
Although we maintain processes, policies, procedures and technical safeguards designed to protect the security and privacy of personal, proprietary and confidential information, we cannot eliminate the risk of human error or guarantee our safeguards against employee, service provider or third party malfeasance. It is possible that the measures we implement may not prevent improper access to, disclosure of or misuse of personal, proprietary or confidential information. Moreover, while we generally perform cybersecurity due diligence on our key service providers, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws, regulations, rules, standards and contractual obligations, we may be held responsible for cyber-attacks, security breaches or other similar incidents attributed to our service providers as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.
Despite safeguards, the Group has in the past experienced cybersecurity incidents (that were not deemed material), and may yet experience further incidents that may negatively impact (possibly even to a material extent) the Group's business. Any cybersecurity incident, including system failure, cyber-attacks, security breaches, disruption by malware or other damage, with respect to our or our service providers’ information technology systems, could interrupt or delay our operations, result in a violation of applicable cybersecurity, privacy, data protection or other laws, regulations, rules, standards or contractual obligations, damage our reputation, cause a loss of customers or expose sensitive customer data, give rise to civil litigation, injunctions, damages, monetary fines or other penalties, subject us to additional regulatory scrutiny or notification obligations, and/or increase our compliance costs, any of which could adversely affect our business, financial condition and results of operations.
Further, the cybersecurity, privacy and data protection regulatory environment is evolving, and it is likely that the costs of complying with new or developing regulatory requirements will increase. For example, we operate in a number of jurisdictions with strict cybersecurity, privacy, data protection and other related laws, regulations, rules and standards, which could be violated in the event of a significant cyber-attack, security breach or other similar incident affecting personal, proprietary or confidential information or in the event of non-compliance by our personnel with such obligations.
We cannot ensure that any limitations of liability provisions in our agreements with clients, service providers and other third parties with which we do business would be enforceable or adequate or otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack, security breach or other similar incident. In addition, while we maintain insurance that would mitigate the financial loss under such scenarios, providing what we believe to be appropriate policy limits, terms and conditions, we cannot guarantee that our insurance coverage will be adequate for all financial and non-financial consequences from a cybersecurity event, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

The inability to attract, retain and manage key employees could restrict the Group’s ability to implement its business strategy.
The Group’s future success depends to a significant extent upon the Group’s ability to continue to attract and retain key employees to implement the Group’s long-term business strategy. Some new members of the Group’s management team may not have worked together prior to their employment with the Group, and the management team may not operate together as efficiently as an otherwise similar management team that has been operating together for a significant amount of time. Within the Group’s industry it is common for employers to seek to restrict an employee’s ability to work for a competitor or to engage in business activities with the customers or staff of a former employer after leaving employment. The extent of any such post-termination restrictions and the extent to which any alleged contractual restrictions are enforceable is highly fact-specific and dependent upon local laws in the applicable jurisdiction.
The Group operates in a highly competitive labor market which experiences labor shortages and a high rate of employee turnover, which requires the Group to increase salary and wage rates, bonuses and other incentives in order to attract and retain talented employees. The Group’s inability to hire, retain or fully utilize talented and experienced personnel, whether resulting from the foregoing reasons or otherwise, could delay or prevent the Group from fully implementing its business strategy and would significantly and negatively affect its business.
Although the Group has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. Further, as of December 31, 2023, the Group does not maintain key man life insurance with respect to any of its respective management. If any member of management or other key employee dies or becomes incapacitated, or leaves the Group to pursue employment opportunities elsewhere, the Group would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that the Group is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.
The Group’s ability to implement its business strategy could be adversely affected by Bermuda employment restrictions.
Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of Permanent Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. Except for our Chief Executive Officer and other “chief” officer positions (where the advertising requirement (see below) is automatically waived) or where otherwise specifically waived, a work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian, or holder of a Permanent Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for the Group’s principal employees who are located in Bermuda, the Group would lose such services, which could significantly and negatively affect its business and could also delay or prevent the Group from fully implementing its business strategy. The Group monitors any actual or potential legislative changes regarding the Bermuda Government’s immigration policies and any effects this may have on the Group’s employment practice, policies and procedures.
The failure to retain a letter of credit facility and/or the need to provide assets directly as collateral may significantly and negatively affect the Group’s financial condition and ability to successfully implement its business strategy.
Certain of the Group’s reinsurance customers may require the relevant Group company to post a letter of credit (“LOC”) and/or provide assets directly as collateral, while collateral may also be required from time to time for regulatory purposes. As of the date of this report, the Group maintains various LOC facilities, including with Barclays Bank plc, Lloyds Bank plc, Bank of Montreal and Citibank N.A., London Branch.
An event of default under any of the LOC facilities (including as a result of events that are beyond the Group’s control) may require the Group to liquidate assets held in these facilities, have an adverse effect on the Group’s liquidity position as the facility providers have a security interest in the collateral posted, or require the Group to take other material actions. Any such forced sale of these investment assets could negatively affect the return on the Group’s investment portfolio, which could negatively affect the types and amount of business the Group chooses to underwrite. A default under any of the LOC facilities may cause the facility providers to exercise control over the collateral posted, negatively affecting the Group’s ability to earn investment income or to pay claims or other operating expenses. Additionally, a default under any of these facilities may have a negative impact on the Group’s relationships with regulators, rating agencies and banking counterparties.
Furthermore, the Group generally expects to seek renewals of its existing LOC facilities. If the Group is unable to obtain and retain LOC facilities on commercially acceptable terms, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. The Group’s failure to obtain or retain any LOCs that are intended to form part of FUL’s Ancillary Own Funds may negatively impact FUL’s SCR, and could in certain circumstances lead to FUL falling below its required SCR coverage ratio (please see note 14. ‘Commitments and Contingencies; a. Letter of credit facilities’ of our consolidated financial statements for more information on FUL’s current arrangements involving LOCs).

In addition, if the amount of assets the Group has to post as collateral to support cedant demand or regulatory requirements increases beyond a threshold, the Group may be left with insufficient liquid, available assets to support its business plan and/or day-to-day operations. Such risk is increased in relation to FIBL and FUL which, in the event of losing their certified U.S. reinsurer status pursuant to certain excess and surplus licenses, would be required to post a much higher amount of collateral to carry on their business. This consequently could impact the Group’s business, prospects, financial condition or results of operations. Further, the inability to renew or maintain the LOC facilities may significantly limit the amount of reinsurance the Group can write, or require the Group to modify its investment strategy. The Group may need additional LOC capacity as it grows, and if the Group is unable to renew, maintain or increase its LOC facilities or is unable to do so on commercially acceptable terms, such a development could significantly and negatively affect the Group’s ability to implement its business strategy. In particular, the Group anticipates arranging for additional LOC capacity for its subsidiaries in connection with obligations to post collateral in connection with certain reinsurance transactions.
Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business
The Group is reliant on third party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business.
The Group is reliant on third parties, such as Fidelis MGU, for the provision of important services it needs to run its business, including, without limitation, finance, actuarial and underwriting systems and processes and certain IT infrastructure and systems including software. Any of these service providers failing to perform at the necessary level may have a significant and adverse impact on the business of the Group and its IT systems.
The Group requires complex and extensive IT systems, which are being updated continuously, to run its business. During any projects to develop the Group’s IT systems, it is particularly susceptible to outages or weakness related to such systems. Any failure of these systems or by the Group’s service providers could lead to an interruption in the Group’s business activities which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group depends on agents, brokers and other intermediaries to distribute its products, and the loss of business provided by brokers and other intermediaries could adversely affect it.
The distribution model for the Group’s products is built on long-term relationships with quality clients and respect for the core broker distribution model. The Group and its agents, such as Fidelis MGU, are therefore dependent upon brokers and other intermediaries to distribute products. Brokers and certain other intermediaries are independent and therefore no broker or such other intermediary is committed to recommend or sell the products of the Group. Accordingly, these relationships with brokers and other intermediaries distributing its products are important. A broker assesses which insurance companies are suitable for it and its customers by considering, among other things, the security of claims payment and service, and prospects for future investment returns in the light of a company’s product offering, personnel, past investment performance, financial strength and perceived stability, ratings and the quality of the service provided to the broker and its customer. Larger insurers and reinsurers may have more commercial influence with certain insurance and reinsurance brokers, either generally or in certain underwriting lines. A broker then determines which products are most suitable by considering, among other things, product features and price. An unsatisfactory assessment of the Group and its products based on any of these factors could result in the Group generally, or in particular certain of its products, not being actively marketed by brokers to their customers. Failure to maintain a positive relationship with its brokers and competitive distribution network could result in a loss of market share or a reduction of the Group’s premium volumes or an increase in policy lapses and withdrawals, which could result in reduced fee and premium income, and, in turn, have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The involvement of insurance and reinsurance agents, brokers and other intermediaries subjects the Group to their credit risk.
As is customary with underwriting agents and distributing brokers, the Group will generally pay all of the amounts owed on claims under its insurance and reinsurance contracts first to the applicable underwriting agent, such as Fidelis MGU, who will then pass on the payment to the various brokers or other intermediaries, and these brokers or other intermediaries (as applicable) will, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. If an underwriting agent, a broker or other intermediary fails to make its relevant payment, it is possible that the Group will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers or other intermediaries for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to the Group for those amounts, whether or not the Group actually receives the premiums “up the chain” from its agent, a broker or other intermediary. Consequently, the Group assumes a high degree of credit risk associated with brokers and other intermediaries, including in relation to any sub-delegation, around the world with respect to most of its insurance and reinsurance business, its inwards premium receivable from insureds and cedants, and on any amounts recoverable in relation to subrogation and salvage and from reinsurers.
Furthermore, the concentration of the Group’s business in a small number of key brokers may subject it to reduced premium income. Loss of all or a substantial portion of the business provided by one or more of the Group’s key (re)insurance brokers could result in reduced premium income, which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Risks Relating to Financial Markets and Liquidity
The Group’s business, prospects, financial condition or results of operations may be adversely affected by reductions in the aggregate value of the Group’s investment portfolio.
The Group’s operating results depend in part on the performance of the Group’s investment portfolio. The Group’s funds are invested by external investment management firms in accordance with the Group’s investment guidelines. The Group’s investments may be subject to a variety of financial and capital market risks including, but not limited to, changes in interest rates, credit spreads, equity and commodity prices, foreign currency exchange rates, increasing market volatility and risks inherent to particular securities. Prolonged and severe disruptions in the public debt and equity markets, including, among other things, volatility of interest rates, widening of credit spreads, bankruptcies, defaults, significant ratings downgrades, geopolitical instability, and a decline in equity or commodity markets, may cause significant losses in the Group’s investment portfolio. Market volatility can make it difficult to value certain securities if their trading becomes infrequent. Depending on market conditions, the Group could incur substantial additional realized and unrealized investment losses in future periods which could have a material effect on certain of the Group’s investments. The investment guidelines implemented by the Group as of the date of this report focus on investment primarily in fixed maturity and cash products and allow a portion of the Group’s portfolio to be allocated to alternative or other investments. Depending on current and future events and market conditions and their impact on the Group’s investments, the investment guidelines are subject to change.
For instance, the Group’s investment portfolio (and, specifically, the valuations of investment assets it holds) has been, and may continue to be, adversely affected as a result of market valuations impacted by the Ukraine Conflict, the conflict in the Middle East and other global economic and geopolitical uncertainty regarding their outcomes. These include changes in interest rates, declining credit quality of particular investments, reduced liquidity, fluctuating commodity prices, international sanctions, and related financial market impacts from the sudden, continued slowdown in global economic conditions generally. Further, extreme market volatility may leave the Group unable to react to market events in a prudent manner consistent with the Group’s historical practices in dealing with more orderly markets.
Separately, the occurrence of large claims may force the Group to liquidate securities at an inopportune time, which may cause the Group to realize investment losses. Large investment losses could decrease the Group’s asset base and thereby affect the Group’s ability to underwrite new business. Additionally, such losses could have a material adverse impact on the Group’s shareholders’ equity, business and financial strength and debt ratings.
The aggregate performance of the Group’s investment portfolio also depends to a significant extent on the ability of the Group’s investment managers to select and manage appropriate investments. As a result, the Group is also exposed to operational risks which may include, but are not limited to, a failure of the Group’s investment managers to perform their services in a manner consistent with the Group’s investment guidelines, technological and staffing deficiencies, inadequate disaster recovery plans, interruptions to business operations due to impaired performance or failure or inaccessibility of information or IT systems. The result of any of these operational risks could adversely affect the Group’s investment portfolio, financial performance and ability to conduct the Group’s business.
The Group’s results of operations and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies on interest rates and the rate of inflation.
As a global insurance and reinsurance company, the Group is affected by the monetary policies of the U.S. Federal Reserve Board, The Bank of England, the European Central Bank and other central banks around the world. Following the financial crisis of 2007 and 2008, and as a result of the COVID-19 pandemic, these central banks took a number of actions to spur economic activity such as keeping interest rates low and enacting quantitative easing. More recently, these central banks have implemented monetary tightening policies, increasing interest rates in an effort to control and reduce inflation. Unconventional monetary policy from the major central banks, the reversal of such policies, the shift to monetary tightening policies and the impact on global economic growth remain key uncertainties for markets and the Group’s business.
For example, in one of the Group’s key markets for its products, the U.S. debt ceiling and budget deficit concerns continue to present the possibility of credit-rating actions, economic slowdowns, or a recession for the U.S. The impact of any negative action regarding the U.S. government’s sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. In addition, policies that may be pursued by the then current White House administration and the legislation that may be introduced by the U.S. Congress and Senate, could result in market volatility in the short term. These developments could cause more volatility in interest rates and borrowing costs, which may negatively impact the Group’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on the Group’s business, financial condition and results of operations. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Group’s ability to obtain debt financing on favorable terms.

Although the Federal Reserve has increased interest rates in recent years, it may change its monetary policy at any time, including in response to economic conditions. The Federal Reserve previously cut interest rates in 2019 and 2020, which then remained relatively low throughout 2020 and most of 2021, to stimulate the economy and address the COVID-19 pandemic. However, the U.S. economy commenced showings signs of potential recovery due to the fiscal package and government stimulus plans introduced by the Biden administration as well as the Federal Reserve’s continued engagement in quantitative easing. The Federal Reserve has increased the target interest rates throughout 2022 and 2023. If the Federal Reserve raises interest rates, or if interest rates otherwise rise, the Group may be exposed to unrealized losses on its fixed maturity securities. Similarly, The Bank of England’s Monetary Policy Committee increased rates throughout 2022 and 2023. Since August 3, 2023 and as of the Bank of England’s latest decision on December 13, 2023, the bank rate has been maintained at 5.25%. Several other central banks, including the European Central Bank, increased benchmark interest rates and signaled their intention to continue to do so citing, among other factors, the high inflationary environment. Interest rates are influenced by matters other than the Federal Reserve’s monetary policy, for example, economic indicators and outlook (unemployment data, GDP growth and consumer spending), global economic conditions and central bank communication. Volatility across these factors in the U.S., the U.K. and other key markets for the Group mean that it may be impossible to reasonably predict the course of action the Federal Reserve may take in relation to changing the federal funds rate, and interest rates may increase even if monetary policy does not change. Changes in Federal Reserve policy may also impact the overall liquidity and efficiency of fixed maturity markets. The Federal Reserve has also started to unwind the quantitative easing measures enacted to combat the effects of the COVID-19 pandemic including a reduction in the amount of assets it holds on its balance sheet. As this quantitative easing is withdrawn, financial markets may react negatively and fixed maturity market liquidity may decline, leading to heightened volatility in fixed maturity investment prices and difficulty in transacting at indicated market values.
The Group’s exposure to interest rate risk relates primarily to the changes in market price and cash flow variability of fixed maturity instruments that are associated with changes in interest rates. The Group’s investment portfolio contains interest rate sensitive instruments, such as fixed maturity securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond the Group’s control. The Group’s fixed maturity portfolio also includes asset classes such as asset-backed securities and investment-grade emerging market debt, which are riskier in nature than some of the Group’s other fixed maturity instruments and could adversely impact the Group’s investment portfolio. Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, domestic and international economic and political conditions and other factors beyond the Group’s control and fluctuations could materially and adversely affect the Group’s business, financial condition and results of operations.
Steps that may be taken by central banks to raise interest rates in the future to combat higher inflation than the Group, or the wider market, had anticipated could, in turn, lead to unrealized losses on the Group’s investments. Changes in the level of inflation could also result in an increased level of uncertainty in the estimation of loss reserves for the Group’s lines of business with a longer tenor. Such changes in inflation will have the largest impact on the Group’s fixed maturity portfolio, which, as of the date of this report, has a duration of around two years. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.
Unexpected volatility or illiquidity associated with some of the Group’s investments could significantly and negatively affect the Group’s financial results, liquidity or ability to conduct business.
A small portion of the Group’s investment portfolio comprises (and may in the future continue to contain) certain investments such as structured notes linked to equities and commodities, publicly traded equities, high-yield bonds, bank loans, emerging market debt, non-agency residential mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, real estate funds, middle-market loans, private credit funds, private equity funds, infrastructure funds, hedge funds and short-term secured products. During the height of the financial crisis of 2007 and 2008, both fixed maturity and equity markets lost significant liquidity and were more volatile than expected. The markets initially responded in a way similar to the COVID-19 pandemic, which resulted in severe falls in indices, extreme volatility and interventions to halt trading. Similar risks are present as markets respond to heightened geopolitical tensions in a number of regions. If the Group requires significant amounts of cash on short notice in excess of normal cash requirements, the Group may have difficulty selling investments in a timely manner or be forced to sell them for less than the Group otherwise would have been able to realize. If the Group is forced to sell the Group’s assets in unfavorable market conditions, there can be no assurance that the Group will be able to sell them for the prices at which the Group has recorded them and the Group may be forced to sell them at significantly lower prices. As a result of the above factors, the Group’s business, financial condition, liquidity or operating results could be adversely affected.
The determination of the amount of allowances and impairments taken on the Group’s investments is highly subjective and could materially impact the Group’s operating results or financial position.
The Group performs reviews of its investments on a regular basis to determine the amount of the decline in fair value below the cost basis which is considered to be the current expected credit loss in accordance with applicable accounting guidance. The process of determining the current expected credit loss (“CECL”) requires judgment and involves analyzing many factors. Assessing the accuracy of the level of allowances reflected in the Group’s financial statements is inherently uncertain, given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. The absence of CECL allowances does not necessarily mean there will not be any in the future. Future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
An economic downturn in the U.S. or elsewhere, the default of a large institution, an actual or predicted sovereign default, or a downgrade of U.S. or non-U.S. government securities by credit rating agencies could harm the Group’s business, investment portfolio and its liquidity and financial condition.
Weak economic conditions may adversely affect (among other aspects of the Group’s business) the demand for, and claims made under, the Group’s products; the ability of customers, counterparties and others to establish or maintain their relationships with the Group; the Group’s ability to access and efficiently use internal and external capital resources; and the Group’s investment performance. Volatility in the U.S. and other financial markets, as a result of the ongoing Ukraine Conflict, the conflict in the Middle East or global economic conditions may adversely affect both the liquidity and the performance of the Group’s investments.
Furthermore, a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs or are perceived by the market to have similar financial weaknesses, so that a default by one institution causes a series of defaults by or runs on other institutions (sometimes referred to as a “systemic risk”) or a downgrade of U.S. or non-U.S. government securities by credit rating agencies, may expose the Group to investment losses which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. An actual or predicted sovereign default may also have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Currency fluctuations could result in exchange losses and negatively impact the Group’s business.
The Group’s functional currency is the U.S. dollar. However, because the Group’s business strategy includes insuring and reinsuring financial obligations created or incurred outside of the U.S., the Group writes a portion of its business and receives premiums in currencies other than the U.S. dollar and therefore the results of its operations are subject to both currency transaction and translation risk. Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. Translation risk arises because the Group reports in U.S. dollars but a portion of its underlying premiums, reserves, operating expenses and acquisitions are determined in other currencies. The Group makes determinations as to whether and to what extent to hedge its foreign currency exposures on a monthly basis. Consequently, the Group may experience exchange losses to the extent the Group’s foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect the Group’s business.
The Group’s investment portfolio exposures may be materially adversely affected by global climate change regulation and other factors, which could harm the Group’s business and its liquidity and financial condition.
World leaders met at the 2015 United Nations Climate Change Conference in December 2015 in Paris and agreed to limit global greenhouse gas emissions in the atmosphere to a level which would not increase the average global temperature by more than 2° Celsius, with an aspiration of limiting such increase to 1.5° Celsius (the “Paris Agreement”). In order for governments to achieve their existing and future international commitments to limit the concentration of greenhouse gases under the Paris Agreement, there is widespread consensus in the scientific community that a significant percentage of existing proven fossil fuel reserves must not be consumed. In addition, divestment campaigns, which call on asset owners to divest from direct ownership of commingled funds that include fossil fuel equities and bonds, likewise signal a change in society’s attitude towards the social and environmental externalities of doing business.
In addition, the 2021 UN Climate Change Conference (“COP26”) was held in Glasgow and sought to accelerate action towards the goals of the Paris Agreement. The COP26 agreement, although not legally binding, includes pledges to further cut CO2 emissions, reduce the use of coal, and significantly increase the amount of money necessary to help poor countries cope with the effects of climate change. The 2022 UN Climate Change Conference (“COP27”) was held in Sharm el-Sheikh, Egypt in November 2022. Building on the outcomes and momentum of COP26, nations were expected to demonstrate at COP27 that they are in a new era of implementation by turning their commitments under the Paris Agreement into action. The 2023 UN Climate Change Conference (“COP28”) was held in Dubai, United Arab Emirates in December 2023. The central outcome was a global stocktaking to be used by countries to develop stronger climate action plans due by 2025, including a tripling of renewable energy capacity and doubling of energy efficiency improvements by 2030, accelerating efforts towards the phase-down of unabated coal power, phasing out inefficient fossil fuel subsidies, and other measures that drive the transition away from fossil fuels in energy systems, in a just, orderly and equitable manner, with developed countries continuing to take the lead.
A material change in the cost of fossil fuels as a result of changing regulations or other factors may lead to higher inflation or may negatively impact global economic growth. A material change in the asset value of fossil fuels or the securities of energy companies that leads to a shock to the wider economy and overall asset values may therefore materially adversely affect the Group’s investment portfolio. As of the date of this report, the Group excludes holding energy companies within the fixed income portfolio.

Failure to meet ESG expectations or standards, or achieve ESG goals or commitments could adversely affect the Group’s business, prospects, financial condition or results of operations.
In recent years, there has been an increased focus from shareholders, business partners, cedants, regulators, politicians, and the public in general on ESG matters, including greenhouse gas emissions, carbon footprint and climate-related risks, renewable energy, fossil fuels, diversity, equity and inclusion, responsible sourcing and supply chain, human rights, and social responsibility.
The Group has established certain ESG-related goals, commitments, and targets. Such goals, commitments, and targets reflect the Group’s current plans and aspirations and do not guarantee that the Group will be able to achieve them. Evolving shareholder and cedant expectations, regulatory obligations or political pressures and the Group’s efforts to manage, report on and accomplish set goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material adverse impact on the Group’s reputation, business, prospects, financial condition or results of operations.
The Group may be unable to satisfactorily meet evolving expectations, standards, regulations and disclosure requirements related to ESG. Such matters can affect the willingness or ability of investors to make an investment in FIHL, as well as the Group’s ability to meet its regulatory obligations, including compliance with any rules related to carbon footprint and greenhouse gas emissions. Negative perceptions regarding the scope or sufficiency and transparency of the Group’s commitment to and reporting on ESG matters and events that give rise to actual, potential, or perceived compliance with social responsibility matters could hurt the Group’s reputation and cause cedants to seek alternative business partners. Such loss of reputation could make it difficult and costly for the Group to regain the confidence of its business partners resulting in an adverse effect on the Group’s business, prospects, financial condition or results of operations. Further, the Group’s potential failure or perceived failure to satisfy various reporting standards and regulations on a timely basis, or at all, could have similar negative impacts or expose it to government enforcement actions and private litigation.
The management of the Group’s investment portfolio as a result of the Group’s sustainability principles and ESG objectives could have an adverse impact on the Group’s investment portfolio, business, financial condition, liquidity or operating results.
The Group’s investment portfolio is designed to be managed consistent with the sustainability principles and ESG objectives adopted by the Group. As a result, the Group may forgo certain investment opportunities available to it in order to comply with such investment portfolio management criteria. This may cause the performance of the Group’s investment portfolio to differ from what it may otherwise be able to achieve if it was not managed consistent with these sustainability principles and ESG objectives.
In addition, there is a risk that the investment opportunities identified by the Group’s investment managers as being consistent with the Group’s investment criteria do not operate as expected when addressing social and environmental impact and ESG issues. A company’s social and environmental impact and ESG performance or the Group’s asset managers’ assessment of a company’s social and environmental impact and ESG performance could vary over time, which could cause the Group to be temporarily invested in companies that do not comply with the Group’s investment criteria. Furthermore, data availability and reporting with respect to the Group’s investment criteria may not always be available or may become unreliable. If the Group’s investment decisions do not perform as expected or if the Group’s investment managers fail to make investment decisions in a manner consistent with the stated sustainability principles and ESG objectives, the Group’s investment portfolio, business, financial condition, liquidity or operating results could be adversely affected.
Risks Relating to Regulation of the Group
If the Group becomes directly subject to insurance statutes and regulations in jurisdictions other than Bermuda, the E.U. or the U.K. or there is a change to the law or regulations or application of the law or regulations of Bermuda, the E.U. or the U.K., this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s primary supervisory authority is the Bermuda Monetary Authority (the “BMA”). FIBL is a registered Bermuda Class 4 insurer pursuant to the Insurance Act 1978 of Bermuda, as amended (the “Bermuda Insurance Act”), and as such, it is subject to regulation and supervision in Bermuda by the BMA. FIID operates from the Republic of Ireland and is authorized and regulated by the Central Bank of Ireland (the “CBI”) to carry on certain classes of non-life insurance business. On the basis of its CBI authorization, FIID is able to offer its insurance services into certain European Economic Area (“EEA,” which is a free trade area including the 27 member states of the E.U. together with Iceland, Liechtenstein, and Norway) jurisdictions on a cross-border basis without the need for separate authorizations in such jurisdictions. FUL operates from the U.K. and is authorized by the Prudential Regulation Authority (the “PRA”) and regulated by the PRA and the Financial Conduct Authority (the “FCA”) with permission to underwrite certain classes of general insurance.
The Group faces new regulatory costs and challenges as a result of the U.K.’s departure from the E.U. (“Brexit”). The U.K. and the E.U. insurance prudential regimes have, until recently, been broadly identical as both are derived from the Solvency II Directive. However, the laws and regulations of the U.K. and the E.U. have begun to diverge, and will continue to do so in the near future. The Group therefore may be required to utilize additional resources to ensure compliance with the different rules in each regime.

In particular, in December 2023 the U.K.’s HM Treasury laid before U.K. Parliament two statutory instruments that amended various parts of the U.K.’s prudential regime, including the risk margin, matching adjustment requirements and regulatory reporting obligations. Certain of these reforms have already taken legal effect, and other areas of reform will come into force in phases throughout 2024.
Similarly, the E.U.’s legislative bodies have undertaken their own review of the Solvency II Directive. The European Commission was the first to publish its package of proposed reforms in September 2021, and the European Council and the European Parliament subsequently published their proposals in June 2022 and July 2023, respectively. The E.U. legislative bodies reached a provisional agreement on the revised text of Solvency II in December 2023, and will now negotiate a finalized set of rules to be implemented into E.U. member states’ domestic legislation. More will be known about the full extent of these changes once the package of legislative reforms has been finalized.
More generally, the cost of doing business in the U.K., and from the U.K. into other jurisdictions, will likely increase as a result of Brexit, and may include additional capital requirements, including as a result of new or additional laws and regulations across a wide variety of areas potentially including, but not limited to, employment laws, data privacy laws, taxation laws and the terms of commercial activities between the U.K. and the E.U. In addition, due to the potential for less inter-country cooperation between the U.K. and the E.U., both jurisdictions may be facing a less liberal trading regime in the future which could take the form of tariffs or other protectionist measures. It is also unclear how effectively supervisory bodies and regulators from these jurisdictions will continue to cooperate and share information.
Bermuda, E.U. and U.K. insurance statutes and the regulations and policies of the BMA, the CBI, the PRA and the FCA may require FIBL, FIID and FUL to, among other things:
•maintain a minimum level of capital, surplus and liquidity;
•satisfy solvency standards;
•obtain prior approval of ownership and transfer of shares;
•maintain a principal office and appoint and maintain a principal representative in Bermuda (for FIBL), the Republic of Ireland (for FIID) and the U.K. (for FUL), respectively;
•maintain a head office; and
•comply with legal and regulatory restrictions with respect to their ability to pay dividends and make capital distributions upon which the Group is reliant to provide cash flow required for debt service and dividends to FIHL’s shareholders.
These statutes, regulations and policies may affect the Group’s ability to write insurance and reinsurance policies, to distribute funds around the Group and to shareholders, and to pursue its investment strategy.
The Group does not presently intend that it will create a physical presence in any jurisdiction in the U.S. The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and certified reinsurer, FIBL and FUL are eligible to write surplus lines business. However, there can be no assurance that insurance regulators in the U.S. or elsewhere will not review the activities of the Group or related companies or its agents and assert that the Group is subject to such jurisdiction’s licensing requirements. If any such assertion is successful and the Group is required to obtain a license, it may be subject to taxation in such jurisdiction. In addition, the Group is subject to indirect regulatory requirements imposed by jurisdictions that may limit its ability to provide insurance or reinsurance. For example, the Group’s ability to write insurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies. Proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, alien insurers or reinsurers with whom U.S. companies place business.
Bermuda, E.U. and U.K. insurance statutes and regulations applicable to the Group may be different in scope from those that would be applicable if FIBL, FUL and/or FIID were licensed in and governed by the laws of any state in the U.S. In the past, there have been U.S. congressional and other initiatives in the U.S. regarding proposals to supervise and regulate insurers domiciled outside the U.S. If in the future the Group becomes increasingly subject to any insurance laws of the U.S. or any state thereof or of any other jurisdiction, the Group cannot be certain that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business. The process of obtaining licenses in the U.S. and elsewhere is time-consuming and costly, and FIBL, FUL or FIID may not be able to become licensed in a jurisdiction other than Bermuda, the Republic of Ireland or the U.K. should they choose to do so. The modification of the conduct of the Group’s business resulting from FIBL, FUL or FIID becoming licensed in certain jurisdictions could significantly and negatively affect its business. In addition, the Group’s inability to comply with insurance and reinsurance statutes and regulations could significantly and adversely affect its business by limiting its ability to conduct business as well as subjecting the Group to penalties and fines and having adverse reputational consequences for the Group.

The increased level of regulatory scrutiny in respect of material outsourcing arrangements in Bermuda, the E.U. and the U.K. could have a material adverse effect on the operating costs of the Group’s business and could increase the risk of disruption to the Group’s operations due to regulatory intervention.
The Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement are regarded as “material outsourcing agreements” or “outsourcing of critical or important operational functions or activities” under the laws and regulation in each of the United Kingdom and the European Union. See Item 4.B. Business Overview “Regulatory Matters” for further information on material outsourcing agreements and outsourcing of critical or important operational functions or activities. Accordingly, the Group may incur additional operating costs in establishing the systems and controls required to appropriately oversee and monitor the effective performance of these agreements by Fidelis MGU.
For example, on February 6, 2020, the European Insurance and Operational Pensions Authority (“EIOPA”) issued guidelines on outsourcing to cloud service providers which applied from January 1, 2021 to all cloud outsourcing arrangements entered into or amended on or after that date. Existing cloud outsourcing arrangements relating to critical or important operational functions or activities have also been reviewed and amended to ensure compliance with the guidelines by December 31, 2022. These guidelines could potentially apply to use of the Group’s information technology or application systems and infrastructure by Group companies in the EEA. Further, FIID may be impacted by the EU Digital Operational Resilience Act (Regulation (EU) 2022/2554) (“DORA”); an EU regulation that entered into force on January 16, 2023 and will apply from January 17, 2025. Under DORA, FIID will be subject to a number of new requirements that are designed to improve the operational resilience of EU financial institutions (including insurers) in relation to information and communication technology (“ICT”) risks. Amongst other obligations contained in DORA, FIID will need to establish a robust framework for managing and mitigating ICT risks and will be required to consider the terms of its existing contractual arrangements with certain existing third party services providers. This regulation, together with the operational resilience requirements that apply to FUL, and any further regulatory developments or focus and reviews by our regulators relating to operational resilience, may result in additional operating costs. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation”.
In addition, pursuant to the Insurance Act, FIBL shall not take any steps to effect a material change, including (i) outsourcing all or substantially all of its actuarial, risk management, compliance or internal audit functions, (ii) outsourcing all or a material part of its underwriting activity, and (iii) outsourcing of an officer role, unless it has first served notice on the BMA that it intends to effect such a material change and before the end of 30 days, either the BMA has notified FIBL in writing that it has no objection to such change or that the period has elapsed without the BMA having issued a notice of objection. There is a risk that the BMA may not grant its no-objection to certain new or material changes to the existing outsourcing arrangements that FIBL may propose in the future, including in relation to the Framework Agreement, the Delegated Underwriting Authority Agreements or the Inter-Group Services Agreement.
Further, there has been an increased level of regulatory scrutiny of material outsourcing agreements in each jurisdiction generally, which could result in a greater risk of regulatory intervention in respect of these agreements. Such regulatory intervention may include the regulators’ use of their investigative powers (such as requiring reports to be prepared by senior individuals), the exercise of audit rights against any Group company or Fidelis MGU or requests for documents and information relating to the performance of the agreements.
These regulatory interventions could be disruptive for the Group’s business operations, and may result in the Group being required to make further changes to its systems and controls, such as increased reporting to company boards, improving data storage facilities and implementing additional oversight of Fidelis MGU. It is possible that, as a corollary, the Group will incur increased operational costs. The Group could also experience an adverse effect on its business if the regulatory interventions impede the effective operation of the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement.
Changes to the regulatory systems or loss of authorizations, permits or licenses under which the Group operates or breach of regulatory requirements by the Group could have a material adverse effect on its business.
FIHL and FIBL (both incorporated in Bermuda), FUL (incorporated in England and Wales) and FIID (incorporated in the Republic of Ireland) may be subject to changes of law or regulation in these jurisdictions which may have an adverse impact on their operations, including the imposition of tax liabilities or increased regulatory supervision. The Group is also exposed to changes in accounting standards, some of which may be significant. In addition, FIHL, FIBL, FUL and FIID will be exposed to changes in the political environment in Bermuda, the E.U., the Republic of Ireland and the U.K. The Bermuda insurance and reinsurance regulatory framework has recently become subject to increased scrutiny in many jurisdictions, including in Europe and the U.S. and in various states within the U.S.
The Group’s ability to conduct insurance and reinsurance business in different countries generally requires the holding and maintenance of certain licenses, permissions or authorizations, and compliance with rules and regulations promulgated from time to time in these jurisdictions. A principal exception to this is with respect to cross-border reinsurance in the U.S. and other countries.
The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer and certified reinsurer, FIBL and FUL are eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S.

jurisdictions based on its listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”). Pursuant to IID requirements, the Group established a U.S. surplus lines trust fund with a U.S. bank to secure U.S. surplus lines policies. The Group accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Failure to maintain its IID listing could have a material adverse effect on the Group’s ability to write surplus and excess lines of business in the U.S. For reinsurance, as of December 31, 2023, there are no U.S. licenses required, although the Group operates outside the U.S. and is, in common with other non-U.S. reinsurers, required from time to time to post letters of credit or establish other security in order to enable U.S. cedants to take financial statement credit for liabilities ceded to members of the Group. See Item 4.B. Business Overview “Regulatory Matters” for a more detailed discussion of the regulatory environment in which FIBL and FUL write surplus business lines in the U.S.
A failure to comply with rules and regulations in a jurisdiction could lead to disciplinary action, the imposition of fines or the revocation of the license, permission or authorization necessary to conduct the Group’s business in that jurisdiction, which could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.
In particular, during 2023 the Irish Government introduced a new "Individual Accountability Framework" that is intended to improve governance, performance, and accountability of firms, particularly by increasing individual accountability. Aspects of this framework were brought into force in 2023, with the remaining aspects coming into force on July 1, 2024 and July 1, 2025. Failure to properly implement this framework could lead to the imposition of penalties including fines, the suspension or revocation of authorization, and the disqualification or restriction of senior executives. These penalties could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.
It is possible that insurance regulators in the U.S. or elsewhere may review the activities of FIHL, FIBL, FUL and FIID and assert that they are subject to such jurisdiction’s licensing requirements and require that FIHL, FIBL, FUL and/or FIID comply with additional regulatory obligations. Having to meet such requirements, however, could have a material adverse effect on the results of operations of the Group, FIBL, FUL and/or FIID. Alternatively, or in addition, any necessary changes to operations could subject FIHL, FIBL, FUL and/or FIID to taxation in the U.S. or elsewhere.
In recent years, regulation of the insurance and reinsurance industry in the U.S., the U.K., Bermuda, the E.U. and other markets in which the Group operates has been subject to significant review. These reviews have led to changes in certain legal and regulatory provisions which govern the operations of the Group, and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future. The Group cannot predict the effect that any proposed or future law or regulation may have on the financial condition or results of operations of the Group. Changes in applicable laws or regulations or in their interpretation or enforcement could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
In particular, changes in regulatory capital requirements in the U.S., the U.K., the E.U. or Bermuda may impact upon the level of capital reserves required to be maintained by individual Group entities or by the Group as a whole.
The Group may be subject to greater regulatory risk than that to which the Group is currently exposed.
In each of the jurisdictions in which the Group operates and in which the Group will operate, it has to comply with laws and regulations applicable to regulated (re)insurers. Each aspect of the regulatory environment in which the Group operates and in which the Group will operate is subject to change, which may be retrospective. Complying, or failing to comply, with existing and new regulations could result in additional costs for the Group, which could have an adverse effect (including to a material extent) on the financial condition or results of operations of the Group.
Data protection failures could disrupt the Group’s business, damage its reputation and cause losses.
The Group’s business is subject to cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the jurisdictions in which we operate, which can increase the cost of doing business, compliance risks and potential liability. These cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the United States and other jurisdictions in which we operate are complex and evolving, and legislators and regulators are increasingly focused on these issues. Ensuring that our collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.
Since May 25, 2018, the European General Data Protection Regulation (the “E.U. GDPR”) has been directly applicable in all E.U. member states. The U.K.’s General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) is the retained E.U. law version of E.U. GDPR (the U.K. GDPR and the E.U. GDPR collectively, the “GDPR”). The Group is subject to the GDPR when offering goods and services to E.U. and/or U.K.-based data subjects, as applicable (regardless of whether through Group companies in the E.U. and/or the U.K.). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data,” as applicable, including: the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability; the principle of accountability; and the obligation to make public notification of significant data breaches. The GDPR also retains and adds to existing requirements, including restrictions on transfers of personal data outside of the EEA/U.K., as applicable, and the requirement to include specific data protection provisions in agreements with data processors.
The GDPR also regulates cross-border transfers of personal data out of the EEA and the U.K. Recent legal developments in Europe have created complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the E.U.-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA (and the U.K.) to relevant self-certified U.S. entities. The CJEU further noted that reliance on the standard contractual clauses (“SCCs”) (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. Subsequent European court and regulator decisions have taken a restrictive approach to international data transfers. In July 2023, the European Commission adopted an adequacy decision concluding the new E.U.-U.S. data privacy framework (the “E.U.-U.S. DPF”) constitutes a lawful data transfer mechanism under E.U. law for participating U.S. entities; however, the E.U.-U.S. DPF may be in flux as such adequacy decision has been challenged, and is likely to face additional challenges at the CJEU. Moreover, although as of the date of this report the U.K. has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the U.K., that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. In addition, in June 2023, the U.S. and U.K. announced a commitment in principle to establish a “data bridge” to extend the E.U.-U.S. DPF to the flow of U.K. personal data under the U.K. GDPR to participating entities in the U.S. Such data bridge could not only be challenged but also may be affected by any challenges to the E.U.-U.S. DPF. As the enforcement landscape further develops, and supervisory authorities issue further guidance on—and revised standard contractual clauses for—international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes (whether infrastructural, procedural or personnel) which could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
The E.U. has also proposed legislation (including the E.U. Data Act) that would regulate non-personal data and establish new cybersecurity standards, and other countries, including the U.K., may similarly do so in the future. If we are otherwise unable to transfer data, including personal data, between and among countries and regions in which we operate, it could affect the manner in which we provide our products and services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. While we have implemented certain controls and procedures designed to comply with the requirements of the GDPR, U.K. GDPR and the cybersecurity, privacy and data protection laws of other jurisdictions in which we operate, such procedures and controls may not be effective in ensuring compliance or preventing unauthorized transfers of personal data.
We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies. In the E.U. and U.K., informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. member state and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.
Since we are under the supervision of relevant data protection authorities in both the EEA and the U.K., we may be fined under both the E.U. GDPR and U.K. GDPR for the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/ GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions).
In the United States, we may also be subject to numerous federal, state and local cybersecurity, privacy and data protection laws, regulations and rules governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state cybersecurity, privacy and data protection laws, data breach notification laws, and data disposal laws. For example, at the federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to cybersecurity, privacy and data protection). In addition, in July 2023, the SEC adopted new cybersecurity rules for public companies that are subject to the reporting requirements of the Exchange Act. Under these new rules, foreign private issuers must disclose a material cybersecurity incident promptly following management’s determination that the incident is material. Companies also must include enhanced cybersecurity risk assessment and management, strategy and governance disclosures, including disclosures regarding management’s role in overseeing the registered company’s cybersecurity risk management and compliance program, in their annual reports. Further, the United States Congress has recently considered, and, as of the date of this report, is considering, various proposals for comprehensive federal cybersecurity, privacy and data protection legislation, to which we may become subject if passed.
It is anticipated that our operations in Bermuda will also become subject to data protection laws in the near future. Bermuda introduced the Personal Information Protection Act 2016 (“PIPA”) in 2016 to regulate and protect the use of personal information. PIPA applies to any organization (meaning any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. Under PIPA “personal information” means any information about an identified or identifiable individual (meaning a natural person), and “use” is broadly defined to include carrying out any operation on or possessing personal information.
PIPA will come into force effective January 1, 2025. To the extent that the Group uses or holds individuals’ personal information in Bermuda, the Group will need to comply with the provisions of PIPA at that time.
In general, an organization must adopt suitable measures and policies to give effect to its obligations and to the rights of individuals set out in PIPA, and may only use an individual’s personal information where one or more of the prescribed conditions for use is met. Organizations must designate a privacy officer, and must provide individuals with a clear and easily accessible statement about its personal information practices and policies, which must include: the fact that personal information is being used; the purposes for which personal information is or might be used; the identity and types of individuals or organizations to whom personal information might be disclosed; the identity and location of the organization, including information on how to contact it about its handling of personal information; the name of the privacy officer; and the choices and means the organization provides to an individual for limiting the use of, and for accessing, rectifying, blocking, erasing and destroying, their personal information.
Personal information held by an organization must be adequate, relevant and not excessive in relation to the purposes for which it is used, and must be accurate and kept up to date to the extent necessary for its use. An organization must protect personal information that it holds with appropriate and proportional safeguards against risk, including loss; unauthorized access, destruction, use, modification or disclosure; or any other misuse.
Where an organization engages (by contract or otherwise) the services of a third party in connection with the use of personal information, including transfers to overseas third parties, the organization remains responsible at all times for ensuring compliance with PIPA.
Oversight and enforcement of PIPA is the responsibility of Bermuda’s Privacy Commissioner. The Privacy Commissioner has certain investigatory, order making and enforcement powers, including issuing formal warnings, public admonishment or disclosure for prosecution for offenses under PIPA, including corporate offenses committed with the consent or connivance of corporate officers, which could result in a fine or imprisonment.
In addition, the BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber-risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program. It is expected that the cyber risk policy will be approved by the registrant’s board of directors at least annually. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Other than the above, continuing regulatory developments in the national laws and regulations of individual E.U. member states, the U.K. and Bermuda in relation to the processing of personal data, has increased and may continue to increase the Group’s compliance obligations and has necessitated and may continue to necessitate the review and implementation of updated policies and processes relating to the Group’s collection and use of personal data. Any further and/or ongoing increase in compliance obligations could also lead to increased compliance costs, which may have an adverse impact on the Group’s business, prospects, financial condition or results of operations.
If any person, including any of the Group’s employees or those with whom the Group shares personal data, negligently disregards or intentionally breaches the Group’s established controls with respect to personal data that the Group holds, the Group could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. In addition, a data breach could result in negative publicity, which could damage the Group’s reputation and have an adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group takes seriously its obligation to comply with all relevant data privacy regulation. This includes the operation of appropriate technical controls such as encryption and multifactor authentication, as well as providing for the publication of applicable policies and procedures such as the Privacy Policy and Cookie Notice on the Group's public-facing website. The Group also operates a supplier due diligence process which includes provision for assessing the data privacy arrangements of suppliers to check that they operate appropriate controls. Moreover, the Group has an in-house legal team with knowledge of relevant privacy regulation, and which is able to engage outside counsel as necessary when expert data privacy assistance is required. While we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to cybersecurity, privacy or data protection. The publication of our privacy policies and other documentation that provide promises and assurances about cybersecurity, privacy and data protection can subject us to potential government or legal investigation or action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.
Overall, our compliance efforts are further complicated by the fact that cybersecurity, privacy and data protection laws, regulations, rules and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Such cybersecurity, privacy and data protection requirements, and new or modified requirements that may be adopted in the future, may increase our compliance costs. Any failure or perceived failure to comply with our privacy policies, or applicable cybersecurity, privacy and data protection laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may lead to significant fines, judgments, awards, penalties, sanctions, reputational harm, increased regulatory scrutiny, litigation, requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, governmental investigations, enforcement actions, or other liability. Any of the foregoing could distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.
The Group is required to comply with the applicable economic and trade sanctions laws and regulations. The Group’s failure to comply with these laws and regulations would have an adverse effect on our business, financial condition and results of operations.
The Group is required to comply with all applicable economic and trade sanctions laws and regulations. Various governmental authorities with jurisdiction over the Group’s activities maintain economic and trade sanctions laws and regulations, which restrict the Group’s ability to conduct transactions and dealings with certain countries, territories, persons and entities. While the Group maintains policies and procedures designed to maintain compliance with economic and trade sanctions, the Group cannot guarantee that the policies and procedures will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines for the Group or incarceration for responsible employees and managers, as well as negative publicity or reputational harm.
Risks Relating to Taxation—U.S. Tax Risks
For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the U.S., (ii) a partnership or corporation, created in or organized under the laws of the U.S., or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (y) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes or (z) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. For purposes of this discussion, the term “U.S. Holder” means a U.S. Person other than a partnership, who beneficially owns common shares.
U.S. Tax Reform
The Tax Cuts and Jobs Act (the “2017 Act”) included certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S., but have certain U.S. connections, and U.S.

Persons (as defined above) investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Group, the Group’s operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. The Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. FIHL cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
FIHL and/or its non-U.S. subsidiaries may be subject to U.S. federal income taxation.
A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. As the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., the Group cannot be certain that the Internal Revenue Service (“IRS”) will not contend successfully that FIHL and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the U.S.), unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on the results of operation of FIHL and its non-U.S. subsidiaries.
Non-U.S. corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
The U.S. also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the U.S. and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the U.S. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.
U.S. Holders will be subject to adverse tax consequences if FIHL is considered a PFIC for U.S. federal income tax purposes.
In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). If FIHL were characterized as a PFIC during a given year, each U.S. Holder would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of, an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder (as defined below) subject to tax under the CFC rules or such person made a “qualified electing fund” (“QEF”) election or, if the common shares are treated as “marketable stock” in such year, such person made a mark-to-market election. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In addition, a distribution paid by FIHL to U.S. Holders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income (the “insurance income exception”). The PFIC provisions also contain a look-through rule under which a foreign corporation will be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (the “look-through rule”). Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (the “25% Test”) (or maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts-and-circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances (the “10% Test,” together with the 25% Test, the “Reserve Test”)). The Group believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, in which case FIHL would not be expected to be a PFIC, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.
Further, the Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25%-or-more-owned partnerships (the “2020 Regulations”). The 2020 Regulations define insurance liabilities for purposes of the Reserve Test, and tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus FIHL should not be characterized as a PFIC under current law for the current taxable year or for foreseeable future years to the extent a shareholder makes an election to apply the 10% Test, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test FIBL may do so if the Group provides the holder with, or otherwise makes publicly available, a statement or other disclosure that FIBL meet the requirements of the 10% Test (and contains certain other relevant information). The Group intends to either provide each U.S. investor with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. Holders are urged to consult their tax advisors regarding electing to apply the 10% Test to FIBL.
U.S. Holders are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to FIHL and each of FIHL’s non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Group determines that FIHL is a PFIC, the Group intends to use commercially reasonable efforts to provide the information necessary to make a QEF election for FIHL and each non-U.S. subsidiary of FIHL that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. U.S. Holders are also urged to consult with their tax advisors regarding the availability and consequences of making a mark-to-market election with respect to FIHL, although there can be no assurance that such election will be available, and such election likely would not be available for any subsidiary of FIHL also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s common shares at the end of the taxable year over its adjusted basis in the common shares. Any gain recognized by such holder on the sale or other disposition of the common shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for FIHL should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of FIHL treated as a PFIC.
U.S. Holders of 10% or more of FIHL’s common shares may be subject to U.S. income taxation under the CFC rules.
Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC during a taxable year and that owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year that the non-U.S. corporation is a CFC, generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,”

and global intangible low taxed income (“GILTI”) even if the subpart F income or GILTI is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. corporation that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation.
FIHL believes that because of the anticipated dispersion of ownership of FIHL’s common shares no U.S. Holder of FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of FIHL. However, because FIHL’s common shares may not be as widely dispersed as the Group believes due to, for example, the application of certain ownership attribution rules, no assurance may be given that a U.S. Person who owns directly, indirectly or constructively, FIHL’s common shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Person may be subject to taxation under the CFC rules.
U.S. Persons who own or are treated as owning common shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Group’s RPII.
If (i) a non-U.S. subsidiary of FIHL is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities or constructively by U.S. Persons that hold shares of FIHL directly or indirectly through foreign entities, (ii) the RPII (determined on a gross basis) of the non-U.S. subsidiary were to equal or exceed 20% of the non-U.S. subsidiary’s gross insurance income in any taxable year and (iii) direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of the non-U.S. subsidiary, then a U.S. Person who owns any shares of the non-U.S. subsidiary (directly or indirectly through non-U.S. entities, including by holding common shares) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. subsidiaries’ RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case the U.S. Person’s investment could be materially adversely affected. Generally, RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a related person to such RPII shareholder. The amount of RPII earned by the non-U.S. subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any RPII shareholder or any person related to such RPII shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. subsidiary. FIHL believes that the direct or indirect insureds of its non-U.S. subsidiaries (and related persons), whether or not U.S. Persons, should not, currently or in the foreseeable future, directly or indirectly own 20% or more of either the voting power or value of the shares of FIHL or other non-U.S. subsidiaries (the “20% Ownership Exception”). Additionally, FIHL does not expect the gross RPII of any non-U.S. subsidiary to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future (the “20% Gross Income Exception”), but cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond the Group’s control. Further, proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of FIHL’s non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning common shares. Prospective investors are urged to consult their tax advisors with respect to these rules.
U.S. tax-exempt organizations that own common shares may recognize unrelated business taxable income.
Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code.
U.S. Holders who dispose of shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Subject to the discussion above relating to the potential application of PFIC rules, Code 1248 may apply to a disposition of common shares. Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of ownership of FIHL’s common shares and provisions in its organizational documents that are intended to limit voting power in certain circumstances, no U.S. Holder of the common shares should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the common shares. However, because the common shares may not be as widely dispersed as FIHL believes due to, for example, the application of certain ownership attribution rules, and the provisions in FIHL’s organizational documents described above have not been tested, no assurance may be given that a U.S. Holder will not be characterized as owning, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of FIHL, in which case such U.S. Holder may be subject to Code Section 1248 rules.
Additionally, Code Section 1248, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or the 20% Gross Income Exception or 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of common shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.
Dividends from FIHL may not satisfy the requirements for “qualified dividend income,” and therefore may not be eligible for the reduced rates of U.S. federal income tax applicable to such income.
Non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income taxation at a current maximum rate of 37% (not including the Medicare contribution tax) upon their receipt of dividend income from FIHL unless such dividends constitute “qualified dividend income” (as defined in the Code) (“QDI”). QDI received by non-corporate U.S. Holders meeting certain holding requirements from domestic corporations or “qualified foreign corporations” is subject to tax at long-term capital gains rates (up to a maximum of 20%, not including the Medicare contribution tax). Dividends paid by FIHL generally may constitute QDI if (i) FIHL is able to claim benefits under the income tax treaty between the U.S. and the U.K. or the common shares are readily tradable on an established securities market in the U.S., and (ii) FIHL is not treated as a PFIC for the taxable year such dividends are paid and the preceding taxable year. Under current U.S. Treasury Department guidance, our common shares are treated as readily tradeable as they are listed on NYSE. However, there can be no assurance that our common shares will continue to be listed on NYSE or that FIHL will not be treated as a PFIC for any taxable year.
Prospective investors are advised to consult their own tax advisors with respect to the application of these rules.
Information regarding a U.S. Holder’s identity may be reported to the relevant tax authority to ensure compliance with the U.S. Foreign Account Tax Compliance Act (“FATCA”) and similar regimes.
Under FATCA, the U.S. imposes a withholding tax of 30% on U.S.-source interest, dividends and certain other types of income which are received by a foreign financial institution (“FFI”), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution. Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and proposed U.S. Treasury regulations provide that this withholding will not apply to gross proceeds from the sale of certain types of property and premiums for insurance contracts that do not have cash value.
Alternatively, a 30% withholding tax may be imposed on the above payments to certain passive non-financial foreign entities (“NFFE”) which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with the certain information as to the identity of such substantial U.S. owners.
FIHL believes and intends to take the position that it will be an NFFE, and not an FFI, although no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of FIHL.
The U.K. has signed an intergovernmental agreement (“IGA”) with the U.S. (the “U.K. IGA”), and Bermuda has signed a Model 2 IGA with the U.S. (the “Bermuda IGA”) directing Bermuda FFIs to enter into agreements with the IRS to comply with FATCA. FIHL and FUL intend to comply with the U.K. IGA and Bermuda IGA and/or FATCA, as applicable, and FIBL intends to comply with the Bermuda IGA and/or FATCA, as applicable. Each of FIHL, FIBL and FUL will report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to use commercially reasonable best efforts to provide such identifying information, subject to reasonable confidentiality provisions that do not prohibit the disclosure of information reasonably required by FIHL, as is required to enable the company to comply. Shareholders who fail to provide such information could be subject to: (i) a forced sale of their common shares; or (ii) a redemption of their common shares. Should FIHL determine that it is an FFI, FIHL will report all necessary information regarding all U.S. Holders of the common shares.
Risks Relating to Taxation—U.K. Tax Risks
Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
FIHL is not incorporated in the U.K. but has filed returns for U.K. corporation tax on the basis that it is resident in the U.K. since August 2015. FIHL and the U.K.-incorporated companies within the Group are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of the Group’s income and operations. Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
FIBL may be subject to U.K. tax, in which case its results of operations could be materially adversely affected.
FIBL is not incorporated in the U.K. and, accordingly, should not be treated as being resident in the U.K. for corporation tax purposes unless its central management and control is exercised in the U.K. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. The directors of FIBL intend to manage its affairs so that it is not resident in the U.K. for U.K. tax purposes as a result of the central management and control of FIBL being outside of the U.K.
A company that is not resident in the U.K. for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the U.K., but, in that situation, the charge to U.K. corporation tax is limited to profits (both revenue profits and capital gains) attributable directly or indirectly to such permanent establishment.
The directors of FIBL intend to operate FIBL in such a manner that FIBL does not carry on a trade through a permanent establishment in the U.K. Nevertheless, because neither case law nor U.K. statute provides a clear definition as to the activities that constitute trading in the U.K. through a permanent establishment, His Majesty’s Revenue and Customs (“HMRC”) might contend successfully that FIBL is trading in the U.K. through a permanent establishment in the U.K.
The U.K. has no comprehensive income tax treaty with Bermuda. There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed to income tax in the U.K. (other than by deduction or withholding) on the profits of a trade carried on in the U.K. even if that trade is not carried on through a permanent establishment. However, the directors of FIBL intend to operate FIBL in such a manner that FIBL will not fall within the charge to income tax in the U.K. (other than by deduction or withholding).
If FIBL were treated as being resident in the U.K. for U.K. corporation tax purposes, or as carrying on a trade in the U.K., the results of the Group’s operations could be materially adversely affected.
The U.K. diverted profits tax (“DPT”) may apply in a situation where (i) an entity carries on activity in the U.K. in connection with the business of a non-U.K. resident company in circumstances where that entity does not constitute a U.K. permanent establishment of the non-U.K. company, (ii) it is reasonable to assume that an entity’s activities are designed to ensure that the non-U.K. resident company does not carry on a trade in the U.K. and (iii) one of the main purposes of the arrangements is the avoidance of U.K. corporation tax. DPT is charged at a higher rate than U.K. corporation tax and remained at a higher rate following the increase in line with the U.K. corporation tax rate on April 1, 2023. If it applies, the results of the Group’s operations could be materially adversely affected.
Although the DPT is a relatively new tax and the statute and HMRC guidance are largely untested in the U.K. courts, the Group is of the view that the DPT is not applicable to the Group and does not intend to notify HMRC of any liability to DPT for the current or any preceding years.
Risks Relating to Taxation—Irish Tax Risks
FIID may be treated as being resident for tax purposes in a jurisdiction other than Ireland, which could negatively impact the Group’s results of operations.
•Under Irish tax law, a company which is incorporated in Ireland is automatically resident for tax purposes in Ireland. The one exception is that an Irish-incorporated company will not be resident for tax purposes in Ireland if it is treated as resident for tax purposes in another jurisdiction under the terms of a double tax treaty which has the force of law.
•FIID is incorporated in Ireland. As a result, FIID is automatically resident for tax purposes in Ireland, unless it is treated as resident elsewhere under the terms of a double tax treaty. The directors of FIID carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it is resident for tax purposes solely in Ireland. For example, a majority of FIID’s directors are resident in Ireland and FIID’s board meetings are convened in Ireland, with a majority of such directors in physical attendance. Nevertheless, there can be no guarantee that another jurisdiction will not assert that FIID is tax-resident in their jurisdiction. If FIID were treated as being resident for tax purposes in another jurisdiction, its profits may be subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations could be materially adversely affected.
•FIID’s directors also carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it does not have a permanent establishment in any jurisdiction and its profits are only subject to tax in Ireland as a result. It is possible that non-Irish agents or brokers distributing insurance underwritten by FIID could create permanent establishments outside of Ireland if they were not considered agents who are independent of FIID from a legal and economic perspective. The treatment of any agents as dependent agents may result in the creation of permanent establishments outside of Ireland to which FIID must allocate profits for tax purposes, resulting in such profits being subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations being materially adversely affected.
Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (“VAT”) group may give rise to additional irrecoverable Irish VAT cost, which could negatively impact the Group’s results of operations.
•The VAT exemption applicable to insurance and reinsurance transactions, including related services performed by insurance brokers and insurance agents has been the subject of a number of decisions of the CJEU which may be interpreted as having clarified a narrower scope of such exemption as it applies to the supply of core insurance services, and related services by insurance brokers and insurance agents, including whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to insurance and reinsurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that FIID relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.
•In addition, at present FIID may rely upon the existence of an Irish VAT group to result in no Irish VAT arising on supplies received by FIID from establishments outside Ireland of other Irish VAT group members. The Irish Revenue Commissioners have confirmed their interpretation that when an entity joins an Irish VAT group, the entire entity is deemed to be part of the Irish VAT group, which includes overseas establishments. It should be noted that recent decisions of the CJEU suggest that overseas establishments cannot form part of a VAT group and that VAT groups are perhaps limited in effect to supplies between establishments of VAT group members within the E.U. member state of such VAT group. Were Irish law to be amended and/or the Irish Revenue Commissioners to change their interpretation of the scope of an Irish VAT group, services provided by overseas establishments of any members of FIID’s Irish VAT group to other parties in the VAT group may give rise to additional irrecoverable Irish VAT costs in the structure where no VAT exemption applies to such services.
Any adverse adjustment under the proposed Council Directive to prevent the misuse of shell entities for tax purposes could adversely impact the Group’s tax liability.
•On December 22, 2021, the European Commission published a proposal for a Council Directive to prevent the misuse of shell entities for tax purposes (“ATAD III”). The new ATAD III proposals are aimed at legal entities which have limited substance and economic activity in their jurisdictions of residence. Where the rules apply, the proposal is that such entities should be denied the benefit of double taxation agreements entered into between E.U. member states as well as certain E.U. tax directives, including the Parent Subsidiary Directive and Interest and Royalty Directive.
•As currently drafted, the proposal contains exemptions for certain entities, including regulated insurance undertakings. There is no certainty that the proposal will be introduced in its current form. The proposal requires the unanimous approval of the E.U. Council before it is adopted. Until the proposal receives approval and a final directive is published, it is not possible to provide definitive guidance on the impact of the proposal on FIID’s Irish tax position (if any).
Risks Relating to Taxation—U.K. and Irish Tax Risks
Any adverse adjustment under the U.K. or Irish transfer pricing regimes, the anti-avoidance regime governing the transfer of corporate profits or the legislation governing the taxation of U.K. tax resident holding companies on the profits of their foreign subsidiaries could adversely impact the Group’s tax liability.
All intra-group services provided to or by FIHL or any of the U.K.-incorporated companies, including in particular the reinsurance arrangements between FIBL and FUL, FUL being a wholly owned subsidiary of the FIHL incorporated in England and Wales, are subject to the U.K. transfer pricing regime. In addition, the reinsurance arrangements between FIBL and FIID are subject to the Irish transfer pricing regime.
Consequently, if the reinsurance pursuant to these agreements (or any other intra-group services) is found not to be on arm’s-length terms and, as a result, a U.K. or Irish tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits for FUL, or to compute Irish taxable profits for FIID, as if the reinsurance or provision of marketing services were on arm’s-length terms.
Under section 1305A Corporation Tax Act 2009, where any payment between group companies is, in substance, a payment of all or a significant part of the profits of the business of the payer company, and the main purpose or one of the main purposes is to secure a tax advantage for any person, the payer’s profits are calculated for U.K. corporation tax purposes as if the profit transfer had not occurred. According to the Technical Note published by HMRC on March 19, 2014, where a company has entered into reinsurance arrangements within a group (for example quota share reinsurance) as part of ordinary commercial arrangements, this would not normally fall within the scope of this measure. This includes cases where the profitability of the ceding company is a factor taken into account in arriving at the premium to be paid.
DPT may apply in circumstances where (i) there is a transaction or series of transactions between a U.K. company and another related company, (ii) as a result of the transaction(s) there is a material reduction in the U.K. corporation tax liability of the U.K. company and (iii) it was reasonable to assume at the time of the transaction(s) that the financial benefits of the tax reduction would not be outweighed by the non-tax benefits.
Any transfer pricing adjustment, or the denial (in whole or in part) on any other basis, of a U.K. tax deduction for premiums paid pursuant to a reinsurance contract between companies in the Group, or the application of the DPT to the same, could adversely impact the Group’s U.K. corporation tax liability.
Under the U.K. CFC regime, the income profits of non-U.K. resident companies may in certain circumstances be attributed to controlling U.K.-resident shareholders for U.K. corporation tax purposes. The directors of each of the FIHL’S non-U.K. incorporated subsidiaries intend to operate those subsidiaries in such a manner that its profits are not taxed on FIHL under the CFC regime. Any change in the way in which each of the non-U.K. subsidiaries FIBL operates or any change in the CFC regime, resulting in an attribution of any of their income profits to FIHL for U.K. corporation tax purposes, could materially adversely affect the Group’s financial condition.
The financial results of the Group’s operations may be affected by measures taken in response to the OECD/G20 Two-Pillar Solution to address the tax challenges arising from the digitalization of the economy.
On October 5, 2015, the OECD released the final reports under its action plan on Base Erosion and Profit Shifting (“BEPS,” the action plan being the “BEPS Action Plan”). The actions contained in the BEPS Action Plan include a number of areas that could impact the Group, such as updated transfer pricing guidance and a broadened definition of “permanent establishment,” (both of which, to a certain extent, have been anticipated in the U.K. by the introduction of DPT), and new restrictions on interest deductions.
On October 8, 2021 the OECD/G20 Inclusive Framework on BEPS (the “IF”) issued a statement on the agreement of a two-pillar solution to address the tax challenges arising from the digitalization of the economy. This statement included the agreed components of the two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts. Pillar One includes explicit exclusions for Regulated Financial Services (as defined therein), so is not expected to have a material impact on insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low-tax jurisdictions by introducing a global minimum tax on large groups (groups with consolidated revenues in excess of €750 million), which would require large groups to calculate the effective tax rate of each group company operating in a relevant jurisdiction and, where a group company has an effective tax rate below 15%, pay an additional top-up tax.
In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax and shortly thereafter the European Commission proposed a Directive to implement the Pillar Two rules into E.U. law, which was unanimously agreed in December 2022 and required E.U. member states to transpose the rules into their national laws by December 31, 2023, with certain measures initially coming into effect from January 1, 2024. In 2023, the U.K. and a number of E.U. member states enacted legislation to implement the proposals set out in the IF statement and in accordance with the OECD’s model rules with respect to Pillar Two, with the rules taking effect for accounting periods starting after December 31, 2023.
The rules relating to Pillar Two are broad in scope and FIHL has yet to determine the impact of these rules on its operations and results (or those of any of its subsidiaries). It is anticipated, however, that FIHL will be a responsible member of a qualifying multi-national group for the purposes of the U.K.’s multinational top-up tax and this may, subject to further determination of the Group’s effective tax rate for the accounting period starting January 1, 2024, result in FIHL being chargeable to additional taxes in the U.K.
Risks Relating to Taxation—Bermuda Tax Risks
FIHL and FIBL may become subject to taxes in Bermuda, which could negatively impact the Group’s results of operations.
The Bermuda Minister of Finance (the “Minister”), under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given FIHL and FIBL an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to FIHL and/or FIBL and/or any of their respective operations, shares, debentures or other obligations until March 31, 2035 except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable to FIHL or FIBL in respect of real property owned or leased by FIHL or FIBL in Bermuda. Notwithstanding the assurances provided by the Bermuda Minister of Finance, if FIHL or FIBL is subject to tax under the CIT Act (defined below), the provisions of that legislation will take priority and FIHL or FIBL may be subject to tax prior to March 31, 2035. Further, it cannot be certain that FIHL and FIBL will not be subject to any Bermuda tax after March 31, 2035.
In response to the OECD Pillar Two initiative, Bermuda has recently introduced the Corporate Income Tax Act 2023 (“CIT Act”) which will be fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.
The full extent of the Bermuda corporate income tax to FIHL and/or FIBL will depend on the application of the technical detail; therefore it is not known what the outcome will be from any legislative changes resulting from the OECD’s recommendations. The impact on FIHL’s and/or FIBL’s economic performance in the future remains uncertain although it is expected that any Bermuda constituent entities’ liability for tax under the new legislation will apply notwithstanding the prior issue of any assurances by the Bermuda Minister of Finance (as described above).
If the Bermuda corporate income tax is not treated as a “covered tax” in accordance with the OECD's model rules, additional material top-up taxes may be payable by the Group's Irish and U.K. tax-resident companies in future.
The OECD’s review of harmful tax competition could adversely affect the Group’s tax status in Bermuda and elsewhere.
The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes around the world. Following a review in November 2021 by the OECD of Bermuda’s economic substance compliance, Bermuda was placed on the OECD’s “grey list.” Bermuda has already addressed the recommendations in practice and had formalized these practices by April 2022. Following a formal review in October 2022, Bermuda was removed from the OECD’s grey list. However, the Group is not able to predict whether any changes will be made to this classification or whether any such changes will be subject to additional taxes.
The introduction of economic substance requirements in Bermuda required by the E.U. could adversely affect the Group.
During 2017, the E.U. Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. In an effort to remain off this list, Bermuda committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda has enacted the Economic Substance Act 2018 (the “ES Act”). Pursuant to the ES Act, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the E.U. of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
On July 19, 2019, the OECD’s Forum on Harmful Tax Practices formally reported its approval of Bermuda’s economic substance legislative framework. As the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to predict the nature and effect of these requirements on the Group’s business. The new economic substance requirements may impact the manner in which the Group operates, which could adversely affect the Group’s business, prospects, financial condition or results of operations.

Risks Relating to the Common Shares
The declaration of any dividends on our common shares will be determined at the sole discretion of the Board and FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness.
The declaration, amount and payment of any dividends on our common shares will be determined at the sole discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, and such other factors as the Board may deem relevant. If we elect to pay dividends as part of our dividend policy or program, we may reduce or discontinue entirely the payment of such dividends at any time.
FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including payment of dividends to shareholders holding Series A Preference Securities, debt service payments and other expenses and to pay dividends, if any, to holders of the common shares. The Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on common shares is also dependent on the availability of distributable reserves. The inability of operating subsidiaries to pay dividends in an amount sufficient to enable FIHL to meet its cash requirements at the holding company level could have a material adverse effect on the common shares. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.
FIBL may be prohibited from declaring or paying dividends if it is in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA in its absolute discretion. Further, FIBL may be prohibited from declaring or paying in any financial year any dividend of more than 25% of its total statutory capital and surplus, unless it files with the BMA an affidavit stating that it will continue to meet its solvency margin or minimum liquidity ratio. FIBL will be required to obtain the BMA’s prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year’s financial statements.
In addition, the Bermuda Companies Act 1981 (the “Companies Act”) limits FIHL’s ability to pay dividends to shareholders. Under Bermuda law, when a company issues shares, the aggregate paid in par value of the issued shares comprises the company’s share capital account. When shares are issued at a premium the amount paid in excess of the par value must be allocated to and maintained in a capital account called the “share premium account.” The Companies Act requires shareholder approval prior to any reduction of the FIHL’s share capital or share premium account.
Under Bermuda law, FIHL may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities.
The PRA regulatory requirements impose no explicit restrictions on the Group’s U.K. subsidiaries’ ability to pay a dividend, but the Group would have to notify the PRA 28 days prior to any proposed dividend payment. Additionally, under the U.K. Companies Act 2006, dividends may only be distributed from profits available for distribution.
With respect to FIID, the Group would have to notify the CBI prior to any proposed dividend payment and FIID would only be permitted to proceed with the dividend if no communication is received from the CBI within 30 days of the notification. Additionally, under Irish company law, dividends may only be distributed from profits, available for distribution, which consist of accumulated realized profits less accumulated realized losses.
Any difficulty or FIHL’s inability to receive dividends from its operating subsidiaries would have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
If securities or industry analysts do not publish research or reports about the Group’s business or if they downgrade the common shares or the (re)insurance industry generally, or if there is any fluctuation in the Group’s ratings, the price of the common shares and trading volume could decline.
The trading market for our common shares relies in part on the research and reports that industry or financial analysts publish about the Group and its business. The Group does not control these analysts. Furthermore, if one or more of the analysts who do cover the Group downgrade the common shares or the (re)insurance industry, or the stock of any of the Group’s competitors, or publish inaccurate or unfavorable research about the Group’s business, the price of common shares could decline. If one or more of these analysts stop covering the Group or fail to publish reports on it regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of the common shares to decline.
Additionally, any fluctuation in the Group’s ratings may impact the Group’s ability to access debt markets in the future or increase the cost of future debt, which could have a material adverse effect on the Group’s operations and financial condition, which in return may adversely affect the trading price of the common shares.
As a foreign private issuer, there is less required publicly available information concerning FIHL than there would be if it were a U.S. public company.
FIHL is a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, FIHL is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, FIHL’s senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of common shares or FIHL’s other securities. Moreover, FIHL is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.
If FIHL or its existing shareholders sell additional common shares or are perceived by the public markets as intending to sell additional common shares, the market price of the common shares could decline.
The sale of substantial amounts of common shares in the public market by the Company in a primary offering or its existing shareholders in a secondary offering, or the perception that such sales could occur, could harm the prevailing market price of the common shares. All of our common shares outstanding as of the date of this report are freely tradable without restriction or further registration under the Securities Act so long as they are held by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act, and certain executives of the Group and Fidelis MGU. Certain existing holders of our common shares, who are also our “affiliates” as that term is defined under Rule 144 of the Securities Act, have registration rights, pursuant to the Registration Rights Agreement (as defined below), subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the common shares for the holders of registration rights, they can be freely sold in the public market upon issuance. See Item 7.B. Related Party Transactions “Registration Rights Agreement”.
Certain securities of FIHL rank senior to the common shares.
FIHL has previously issued certain securities that rank senior to the common shares. FIHL has in issue a number of Series A Preference Securities as well as certain notes issued by FIHL. Both the Series A Preference Securities and such notes rank senior to the common shares and have prior rights to interest payments, income and capital which may significantly affect FIHL’s capital attributable to the common shares and the likelihood that the Board will declare dividends payable on common shares.
The Group may require additional capital in the future, which may not be available to it on satisfactory terms, if at all. Furthermore, the Group’s raising of additional capital could dilute the ownership interest of the holders of Common Shares and reduce the value of their investment. The Group may have to raise capital following significant insured losses, potentially resulting in capital being raised at valuations significantly below the original Common Share price.
The Group will require liquidity from sources of cash flows from operating, financing or investing activities including, for example, to:
•pay claims;
•fund its operating expenses;
•to the extent declared, pay dividends (including the payment of dividends to the holders of the Series A Preference Securities);
•fund liquidity needs caused by investment losses;
•replace or improve capital in the event of a depletion of the Group’s capital as a result of significant reinsurance losses or adverse reserve developments;
•satisfy unfunded obligations in the event that it cannot obtain recoveries from its outwards reinsurance and retrocessional protection;
•satisfy letters of credit or guarantee bond requirements that may be imposed by its clients or by its regulators;
•meet rating agency or regulatory capital requirements;

•respond to competitive pressures; and
•service its debt, including paying interest due on certain notes issued by FIHL.
To the extent that the cash flow generated by the Group’s ongoing operations or investments is insufficient or unavailable, whether due to regulatory or contractual restrictions, underwriting or investment losses or otherwise, to cover its liquidity requirements, the Group may need to raise additional funds through financing. If the Group cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, results of operations or financial condition could be materially adversely affected.
Financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times.
The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the common shares or prevent holders of common shares from receiving premium prices for their common shares in an unsolicited takeover.
The Amended and Restated Bye-Laws of FIHL adopted on June 28, 2023 (the “Amended and Restated Bye-Laws”), contain certain provisions that could delay or prevent changes in the Board or a change of control that a shareholder might consider favorable. These provisions may encourage companies interested in acquiring FIHL to negotiate in advance with the Board, since the Board has the authority to overrule the operation of several of the limitations. Even in the absence of a takeover attempt, these provisions may adversely affect the value of the common shares if they are viewed as discouraging takeover attempts in the future. For example, provisions in the Amended and Restated Bye-Laws that could delay or prevent a change in the Board or management or change in control include:
•the authorized number of directors may be increased by resolution adopted by the affirmative vote of a simple majority of the Board;
•each of the Crestview Funds (as defined below, see Item 7.A. Major Shareholders), CVC Falcon Holdings Limited (“CVC”) and Pine Brook Feal Intermediate L.P. (“Pine Brook”) (each a “Founder” and together, the “Founders”) and MGU HoldCo has the right to nominate one individual to serve as a director on the Board;
•our Board is a classified board in which the directors of the class elected at each annual general meeting hold office for a term of three years, with the term of each class expiring at successive annual general meetings of shareholders;
•shareholders holding 80% of the Total Voting Power (as defined in the Amended and Restated Bye-Laws) may, at any general meeting convened and held for such purpose, remove a director for certain specified causes;
•shareholders may fill any vacancy on the Board at the meeting at which such director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the event the vacancy to be filled is for a director nominated by a Founder or MGU HoldCo, then the relevant Founder or MGU HoldCo shall have the right to nominate a person to fill such vacancy;
•advance notice of shareholders’ proposals is required in connection with annual general meetings;
•a simple majority vote of shareholders together with the consent of the Founders and/or MGU HoldCo is required to effect certain amendments to the Amended and Restated Bye-Laws that would adversely affect their respective rights thereunder; and
•subject to any resolution of our shareholders to the contrary, the Board is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by the shareholders.
Any such provision could prevent the shareholders from receiving the benefit from any premium to the market price of the common shares offered by a bidder in a takeover context. Moreover, jurisdictions in which the Group’s subsidiaries are domiciled have laws and regulations that require regulatory approval of a change in control of an insurer or an insurer’s holding company. Where such laws apply to the Group, there can be no effective change in our control unless the person seeking to acquire control has filed a statement with the regulators and has obtained prior approval for the proposed change from such regulators. The usual measure for a presumptive change in control pursuant to these laws is the acquisition of 10% or more of the voting power of the insurance company or its parent, although this presumption is rebuttable in some jurisdictions. Consequently, a person may not acquire 10% or more of the common shares without the prior approval of insurance regulators in the jurisdiction in which our subsidiaries are domiciled.

The share voting limitation that is contained in the Amended and Restated Bye-Laws may result in a holder of the common shares having fewer or greater voting rights than such holder would otherwise have been entitled based upon its economic interest in FIHL.
The Amended and Restated Bye-Laws generally provide that any person owning (directly, indirectly or constructively) 9.9% or more of all the issued and outstanding common shares will be limited to voting that number of common shares equal to less than 9.9% of the total combined voting power of all issued and outstanding common shares entitled to vote. Because of the constructive ownership provisions of the Code, this requirement may have the effect of reducing the voting rights of an investor whether or not that investor, directly, indirectly or constructively, holds of record 9.9% or more of the common shares. As a result of any such voting rights reduction of any shareholder, as a practical matter, other shareholders would have greater voting rights relative to their economic interest. Accordingly, investors should be aware of their obligations to report the acquisition of control in the Group at particular thresholds.
Further, the Board has the authority to request certain information from any investor for the purpose of determining whether that investor’s voting rights are to be reduced. Failure by an investor to respond to such a notice, or submitting incomplete or inaccurate information, would give the Board discretion to disregard all votes attached to such investor’s common shares.
The Amended and Restated Common Shareholders Agreement confers certain consent rights on MGU HoldCo, which will allow it to exercise a certain amount of control over FIHL and limit other shareholders’ ability to influence the outcome of matters submitted to a shareholder vote.
Upon the completion of the Separation Transactions, MGU HoldCo became an approximately 9.9% holder of our common shares. Under the terms of the Amended and Restated Common Shareholders Agreement dated as of June 16, 2023 (the “Amended and Restated Common Shareholders Agreement”), for so long as MGU HoldCo holds at least 4.9% of our common shares and the Framework Agreement is in effect, the consent of MGU HoldCo is required to undertake a number of key corporate actions requiring shareholder approval, thereby having the ability to exercise substantial control over such actions, irrespective of how FIHL’s other shareholders may vote. Additionally, in relation to any proposed issuance of further common shares, MGU HoldCo has the benefit of an Allocation Right (as defined below; see Item 7.B. Related Party Transactions “Amended and Restated Common Shareholders Agreement — Consent Rights and Minority Protections”) effectively allowing it to purchase up to its pro rata portion of the common shares at a specific price and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement. There can be no assurance that courts and regulators will continue to permit consent, director appointment and other rights granted through a shareholders agreement. For the avoidance of doubt, if, MGU HoldCo sells any of its common shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its ownership of FIHL’s common shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, MGU HoldCo will no longer be entitled to exercise its consent rights or the Allocation Right. In addition, MGU HoldCo has a Board nomination right that may enable it to exercise a level of control through a director over corporate actions.
MGU HoldCo’s consent rights may also adversely affect the trading price of the common shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, MGU HoldCo’s rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group.
Any future exercise of the right of the holders of the Series A Preference Securities to convert, some or all of, their outstanding Series A Preference Securities in exchange for common shares in the event of a change of control may dilute the ownership interest of the holders of the common shares and reduce the value of their investment in FIHL.
The holders of the Series A Preference Securities have a right to convert some or all of their outstanding Series A Preference Securities in exchange for common shares in the event of a change of control of FIHL based on a certain conversion ratio. Any future issuance of common shares upon exercise of such right could dilute the ownership interests of the holders of the common shares. This may make it more difficult for a potential buyer to effectuate a change of control transaction where holders of common shares receive a premium on the common shares and may impact the price a potential buyer is willing to pay for FIHL.
U.S. persons who own common shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
The Bermuda Companies Act, which applies to FIHL, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. For a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law, please refer to the section “Comparison of Shareholder Rights” in our Registration Statement (as such term is defined herein), available electronically at www.sec.gov, which such section is incorporated herein by reference.

The enforcement of civil liabilities against the Group may be difficult.
FIHL is a Bermuda company and some of its directors and officers are residents of various jurisdictions outside the U.S. All or a substantial portion of the Group’s assets and the assets of those persons may be located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon those persons or to enforce in U.S. courts judgments obtained against those persons.
Puglisi & Associates is our agent for service of process with respect to actions based on offers and sales of securities made in the U.S. The Group has been advised by Conyers Dill & Pearman Limited that, as of the date of this report, the U.S. and Bermuda do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. The Group has been advised by Conyers Dill & Pearman Limited that a final and conclusive judgment obtained in a court in the U.S. under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.
Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under Bermuda law.
A Bermuda court may impose civil liability on FIHL or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.
Members of the Board will be permitted to participate in decisions in which they have interests that are different from those of the other shareholders.
Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. The directors may have interests that are different from, or in addition to, the interests of the shareholders. Provided that the directors disclose their interests in a matter under consideration by the Board in accordance with Bermuda law and the Amended and Restated Bye-Laws, they will be entitled to participate in the deliberation on and vote in respect of that matter.
FIHL is permitted to adopt certain home country practices in relation to its corporate governance, which may afford investors less protection.
As a foreign private issuer, FIHL is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if FIHL complied fully with corporate governance listing standards.
As an issuer whose shares are listed on the NYSE, FIHL is subject to the corporate governance listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like FIHL to follow the corporate governance practices of its home country. FIHL may elect not to comply with certain corporate governance requirements of the NYSE.
Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Where FIHL chooses not to comply with certain NYSE corporate governance listing standards and instead relies on the Bermuda requirements, shareholders may be afforded less protection than they otherwise would have. See also Item 16.G. Corporate Governance.
FIHL may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s domestic reporting regime and cause it to incur additional legal, accounting and other expenses.
For so long as FIHL qualifies as a foreign private issuer, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain its current status as a foreign private issuer, either (a) a majority of common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b)(i) a majority of FIHL’s senior managers or directors cannot be U.S. citizens or residents, (ii) more than 50% of FIHL’s assets must be located outside the U.S. and (iii) FIHL’s business must be administered principally outside the U.S.
If FIHL loses its status as a foreign private issuer, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. FIHL may also be required to make changes in its corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. FIHL would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.
The regulatory and compliance costs to the Group under U.S. securities laws if FIHL were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost the Group would incur if FIHL remains a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase the Group’s legal and financial compliance costs and is likely to make some activities highly time consuming and costly.
Item 4. Information on the Company
A. History and Development of the Company
General Company Information
Fidelis Insurance Holdings Limited (“FIHL”) is a Bermuda exempted company, incorporated under the Bermuda Companies Act 1981 (“Companies Act”) on August 22, 2014. FIHL is registered with the Registrar of Companies in Bermuda under registration number 49414. FIHL’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (c/o Conyers Corporate Services (Bermuda) Limited) (telephone number: +1 441 279 2500). Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.
FIHL was formed in June 2015 under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.
Since then, FIHL has assembled a diversified global book of (re)insurance business and achieved scale with GPW of $3.6 billion and net premiums earned (“NPE”) of $1.8 billion for the year ended December 31, 2023. Between 2017 and 2023, our GPW and NPE have grown at compounded annual rates of 36.8% and 43.0%, respectively, and we have delivered an average loss ratio of 44.9% and an average combined ratio of 85.8% over the same period.
Important Events in the Recent History of the Company
The Separation Transactions took effect on January 3, 2023, pursuant to which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: FIHL and MGU HoldCo. MGU HoldCo is a separate, privately held company, which manages certain origination and underwriting activities on behalf of FIHL. FIHL and MGU HoldCo have entered into the Framework Agreement, effective from January 1, 2023, that governs the ongoing relationship between the two groups of companies, including delegating underwriting authority to the operating subsidiaries of MGU HoldCo to source and bind contracts for each of the subsidiaries of FIHL.
The Separation Transactions and the Framework Agreement were initiated to enable FIHL to expand its focus on capital management and portfolio optimization, while continuing to access the underwriting expertise of MGU HoldCo. Under this structure, we believe we are well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities, and grow our business. We expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. For further description of the Separation Transactions, please refer to the section “Summary — The Separation Transactions” in our final prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-271270) with the SEC on June 30, 2023 (the “Registration Statement”), available electronically at www.sec.gov, which such section is incorporated herein by reference.
On July 3, 2023, we completed an initial public offering (“IPO”) of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by FIHL and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are now listed on the New York Stock Exchange under the symbol “FIHL”.
Other than the Separation Transactions, since our incorporation, there have been no material reorganizations, mergers, amalgamations or consolidations of the Company or any of our significant subsidiaries, no acquisitions or dispositions of material assets other than in the ordinary course of business, no material changes in the mode of conducting our business, no material changes in the types of services rendered and no name changes.

Website
The Group maintains a website at www.fidelisinsurance.com. The information on our website is not incorporated by reference in this report. We make available, free of charge through our website, our Annual Reports on Form 20-F and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the U.S. Securities and Exchange Commission (“SEC”). These reports are also available on the internet site maintained by the SEC at www.sec.gov.
B. Business Overview
We are a global specialty insurer headquartered in Bermuda, with offices in Ireland and the United Kingdom.
FIHL is comprised of Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”) and also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland.
FIHL is led by its Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team.
Our business comprises three segments: Specialty, Bespoke, and Reinsurance. We believe our strategy and capabilities allow us to take advantage of the opportunities presented by evolving (re)insurance markets and to proactively shift our business mix across market cycles to generate strong returns. We have built a diverse portfolio within our 11 lines of business across our three pillars, serving numerous industries, types of exposure, and geographies.
We have an exclusive right of first access to Fidelis MGU’s underwriting business via the Framework Agreement where FIHL’s underwriters collaborate closely with Fidelis MGU to match superior priced risks with efficient sources of capital to produce market-leading returns for shareholders.
Through this operating model, we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, FIHL’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.
Investments
Our investment strategy is focused on delivering attractive and stable investment income while targeting an above-average risk-adjusted total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators, and to support our underwriting activities.
As of December 31, 2023, our investments consisted primarily of a “core fixed maturity portfolio”, comprised of a diversified portfolio of short-duration high-quality fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities) and a small allocation to other investments. The assets in our core fixed maturity portfolio are managed primarily by external investment managers through individual investment management agreements. We monitor activity and performance of these external managers and our other investments regularly.
Business Segments
We classify our business into three segments: Specialty, Bespoke and Reinsurance.
The Specialty segment is comprised of a portfolio of Aviation and Aerospace, Energy, Marine, Property, Property D&F business and Other Specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property Reinsurance, Retrocession and Whole Account reinsurance.

The table below sets forth the GPW by line of business for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	Gross Premiums Written	% of total	Gross Premiums Written	% of total	Gross Premiums Written	% of total
Specialty
Aviation & Aerospace	$371.8	10%	$297.3	10%	$174.3	6%
Energy	172.1	5%	119.5	4%	93.6	3%
Marine	673.8	19%	542.2	18%	252.1	9%
Property	79.8	2%	21.6	1%	30.5	1%
Property D&F	908.3	25%	611.5	20%	543.7	20%
Specialty Other	35.5	1%	24.1	1%	26.8	1%
Total Specialty	2,241.3	62%	1,616.2	54%	1,121.0	40%
Bespoke
Credit & Political Risk	516.4	14%	330.9	11%	258.2	9%
Other Bespoke	204.0	6%	464.8	15%	337.1	12%
Total Bespoke	720.4	20%	795.7	26%	595.3	21%
Reinsurance
Property Reinsurance	595.5	17%	557.0	18%	1,004.5	36%
Retrocession	18.5	1%	32.4	1%	59.5	2%
Whole Account	3.3	—%	16.8	1%	20.5	1%
Total Reinsurance	617.3	18%	606.2	20%	1,084.5	39%

Total	$3,579.0	100%	$3,018.1	100%	$2,800.8	100%
For information on GPW by geographical location, refer to Item 18 Financial Statements, Note 4 (Segments) to our audited consolidated financial statements.
Specialty
The Specialty segment comprises a portfolio of tailored risks across traditional specialty business lines. ‘Hard’ market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth and the ability to leverage leadership and scale. This, combined with long established relationships, has enabled Fidelis to build across specialty classes. Given the current market environment we have increasingly used our Specialty segment to deploy capital targeted to natural catastrophe exposure through the Property D&F line of business rather than through our Reinsurance segment. This allows a more selective approach to managing aggregate exposure. We further capitalized on market dislocations and associated rate increases in key classes such as Marine and Aviation and Aerospace to increase the amount of business written. Our Aviation and Aerospace, Property D&F and Marine businesses are among the leading franchise positions in the London market. The Specialty segment benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which help to reduce volatility.
Our Specialty segment provides us with access to capital-efficient business and facilitates diversification of our exposures.
In the Specialty segment, our underwriters work closely with Fidelis MGU’s experts to develop collaborative relationships with brokers and clients and offer them the full suite of our existing products as well as working with them to innovate new product ideas. We have consistently demonstrated a sophisticated ability to adapt to constantly evolving market dynamics by developing specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this segment through developing and maintaining an excellent broker network. This relationship-driven, flexible approach enables underwriters to identify additional underwriting opportunities from existing clients for providing cover on other related lines of business.
Bespoke
We believe our Bespoke segment is one of the key differentiators of our business. This business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. The portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our clients’ needs. Given the increased global conflict and national economies shifting further to intellectual property driven value, we believe that the Bespoke segment continues to see significant opportunity for beneficial pricing and terms and conditions. The relationships we have formed with clients and brokers, the underwriting expertise required, and nature of the underlying risks create a higher barrier to entry and help us maintain our position as a leader in the industry. Typically, these lines do not follow the established (re)insurance cycle and are largely influenced by prevailing economic conditions at a given time. As such, these products require highly specialized pricing and other models tailored to the risk profile. For example, for certain significant risk transfer transactions, pricing is largely driven by counterparty credit quality which has low correlation with the current (re)insurance cycle and high correlation with the overall economy and macro events. As a result, Bespoke policies follow a different and diversified loss pattern relative to our Specialty and Reinsurance segments.
The Bespoke portfolio has several economic features that we believe are financially attractive. The contracts often have multi-year tenors, and the products are generally expected to have low and stable attritional loss ratios over the exposure period. The combination of longer tenor and lower expected loss experience creates the potential to capture additional embedded value as premiums are earned over the exposure period under U.S. GAAP. Additionally, the contracts are highly capital-efficient as these risks tend to have little or no correlation to peak natural catastrophe perils driving a higher return on equity than other lines. Furthermore, the contracts typically have customized provisions rather than standard market contractual provisions, creating opportunities to optimize pricing and establish proprietary, recurring relationships with clients. The custom and direct nature of the business have allowed us to lead on substantially all of our contracts creating tailored terms, conditions and pricing.
The Bespoke segment benefits from quota share, aggregate and stop loss and excess of loss retrocessional cover, which helps to reduce volatility.
In our Credit and Political Risk line of business, we have worked together with Fidelis MGU to establish a new venture, Itasca MGA – see Item 5.A. Operating Results “Recent Developments”.
Reinsurance
Our Reinsurance segment consists of an actively managed, primarily residential property catastrophe reinsurance book, with closely controlled aggregates using FireAnt, Fidelis MGU’s proprietary aggregation and analytics system, to monitor exposures in real time. The Reinsurance segment also includes property retrocession and a limited amount of composite and multi-class asset reinsurance. In the context of excess of loss reinsurance products, we focus on underwriting attachment points largely exposed only to true catastrophe events. The portfolio is global in nature with a strong North American concentration and smaller exposures in Japan, Europe, Australasia and elsewhere throughout the world. The Reinsurance segment benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance segment helps keep volatility lower than a typical catastrophe book.
We benefit from Fidelis MGU’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the United States and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as hurricanes, convective storms, floods and wildfires are not currently represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, to form a base for exposure and aggregation tracking.
We have taken proactive steps to reduce volatility and reshape our Reinsurance portfolio to focus only on clients with stronger financial and loss adjustment capabilities and the resources to adjust and manage high volumes of claims in-house. As a consequence, the property reinsurance portfolio was reduced in 2022 and remained at reduced levels throughout 2023. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Following Hurricane Ian, we also saw an increased demand for private deals and significant pricing increases during the year-end renewal season. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. As ever, we will continue to leverage a nimble underwriting approach to adapt to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.
Underwriting and Reinsurance Purchasing
We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. At December 31, 2023 we had reinsurance balances recoverable on reserves for losses and loss adjustment expenses of $1,108.6 million (December 31, 2022: $976.1 million) and reinsurance balances recoverable on paid losses of $182.7 million (December 31, 2022: $159.4 million). The reinsurance we purchase takes the form of quota share, aggregate, stop loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. All our reinsurance premiums ceded have been placed with reinsurers that are rated “A-” or higher by A.M. Best or S&P, other than four reinsurers that are rated “B++”. Where an insurer does not have a credit rating, the Group generally receives collateral, including letters of credit and trust accounts. In some cases, Fidelis MGU will be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or to seek direct access to capital markets (for example, through catastrophe bonds). At December 31, 2023 the three largest balances by reinsurer accounted for 24.0%, 7.9% and 5.5%, compared to 25.3%, 6.0% and 5.0% at December 31, 2022, of the total balance recoverable from reinsurers on paid and unpaid losses. For further details, see Item 18 Financial Statements, Note 11 (Reinsurance and Retrocessional Reinsurance) to our audited consolidated financial statements. Under the Framework Agreement, we have delegated authority to design and place such outwards reinsurance to Fidelis MGU in conjunction with the overall management of our book of business.
The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy significant line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence.
FIHL and Fidelis MGU will agree to the specific parameters for purchasing outwards reinsurance cover on an annual basis (the “Outwards Reinsurance Strategy”). Fidelis MGU is delegated authority to purchase and alter outwards reinsurance cover for and on behalf of the applicable operating subsidiary, provided that (i) the proposed outwards reinsurance cover is consistent with the parameters set out in the Outwards Reinsurance Strategy; and (ii) the underwriting performance of the insurance business in the applicable year is within the pre-agreed parameters set out in the Outsourced MGU Subsidiary Specific Underwriting Plan. However, prior to effecting such outwards reinsurance cover, Fidelis MGU must obtain the approval of the relevant operating subsidiary’s Chief Underwriting Officer, who must respond to such proposal within two business days. Placements outside of the Outwards Reinsurance Strategy will be subject to a longer turnaround time as there is more substantive review to be conducted.
When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date.
When purchasing outwards reinsurance, Fidelis MGU is obliged to ensure that the placement of outwards reinsurance is within the defined terms of our counterparty risk appetite in respect of both the related credit exposure and aggregate exposure. They are also obliged to ensure that the outwards reinsurance purchased is in line with the Solvency II eligibility requirements for risk mitigation techniques, including but not limited to:
•the contractual arrangements and transfer of risk are legally effective and enforceable in all relevant jurisdictions;
•all appropriate steps have been taken to ensure the effectiveness of the arrangement and to address the risks related to that arrangement; Fidelis is able to monitor the effectiveness of the arrangement and the related risks on an ongoing basis;
•Fidelis has, in the event of a default, insolvency or bankruptcy of a counterparty or other credit event set out in the transaction documentation for the arrangement, a direct claim on that counterparty;
•that there is effective transfer of risk; and
•the requirements relating to collateral arrangements and guarantees.
Underwriting Risk Management
Our approach is to underwrite (re)insurance business within a process-driven, disciplined, innovative and analytical framework with a focus on profitability while also delivering superior solutions for clients and brokers.
Key considerations within this process include (i) adequacy of underlying rates for each class of business and territory based upon our in-house proprietary view of risk; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity; (vi) if relevant, the perceived financial strength of the (re)insured; as well as (vii) certain ESG factors.
The Outsourced MGU Underwriting Plan, the Framework Agreement and the Delegated Underwriting Authority Agreements set out the parameters within which Fidelis MGU ensures the overall balance of the (re)insurance portfolio is aligned with our strategic objectives. The annual business planning process is a collaborative process between us and Fidelis MGU and is subject to multiple levels of review and challenge.

We focus on four key principles governing our underwriting and risk selection approach and strategy, which govern the risk appetite and tolerances outlined in the Outsourced MGU Underwriting Plan:
(1) Discipline. We will leverage Fidelis MGU’s disciplined, analytical underwriting approach within a comprehensive framework of underwriting controls, which is focused on real time pre-quote peer review and portfolio management through the daily Underwriting and Marketing Conference Call (the “UMCC”). The UMCC involves practice leads and key members of senior management, including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives. This provides live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting performance and cross-sell our product range. We believe that the UMCC is unique among our peers. Coming together in this way on a daily call means that there is no siloed underwriting, there is management oversight over all underwriting decisions, and there is cohesive portfolio optimization across all business lines and segments.
(2) Clients and Brokers. We aim to deliver superior solutions for our clients and broker partners. Fidelis MGU’s ability to move quickly in the changing market enables us to deliver products meeting our clients’ demands. Our model is built on the balance of Fidelis MGU’s long-term relationships with quality clients and respect for the core broker distribution model. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.
(3) Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We intend to benefit from Fidelis MGU’s strong ability in development and innovation when creating new products and client-led solutions.
(4) Risk and capital management. In order to optimize our risk and return, we will allow Fidelis MGU flexibility within closely defined risk appetites and tolerances to allocate risk and capital to those classes that optimize our risk-adjusted return.
Business Distribution
Our business is produced principally through brokers and (re)insurance intermediaries. The brokerage distribution channel provides us with access to an efficient, global distribution system without the significant time and expense which would be otherwise incurred in creating wholly owned distribution networks. The brokers and reinsurance intermediaries typically act in the interest of insureds, ceding clients or insurers and are instrumental to our continued relationship with our clients.
The following table sets forth the Group’s premiums written by source that individually contributed more than 10% of total GPW for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Marsh & McLennan Companies Inc	$644.2	$603.6	$672.2
Aon plc	$465.3	$452.7	$616.2
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2023, 2022 and 2021.
Claims Management
Under the terms of the Framework Agreement and the respective Delegated Underwriting Authority Agreements, claims management activities are partially delegated to Fidelis MGU, with the Group retaining an oversight function and ultimate approval authority in respect of all claims relating to large losses. Fidelis MGU employs a staff of experienced claims professionals who are obliged to operate within the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements, which provide for a delegated claims authority up to a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to us for oversight and involvement in resolution within predefined timelines, and claims subject to coverage disputes and/or litigation will be handled by a separately agreed procedure.
The claims professionals employed by Fidelis MGU work closely with its underwriting team to achieve consistency and efficiencies across all lines of business. We are committed to offering prompt and professional claims service to policyholders and service providers and Fidelis MGU has, on our behalf, developed processes and internal business controls for identifying, tracking and settling claims.
The key responsibilities of the claims management departments include:
•Processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage and expense;
•Making timely payments in the appropriate amount on those claims for which Fidelis is legally obligated to pay;
•Selecting appropriate counsel and experts for claims, managing claims-related litigation and regulatory compliance;

•Contributing to the underwriting process by collaborating with the underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activity; and
•Contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.
Competition
The insurance and reinsurance industries are mature and highly competitive. Competition varies significantly on the basis of product and geography. Insurance and reinsurance companies compete on the basis of many factors, including premium charges, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments, reputation and experience in the particular risk to be underwritten, quality of service, the jurisdiction where the reinsurer or insurer is licensed or otherwise authorized, capacity and coverages offered and various other factors.
We compete with major U.S., U.K., Bermudian, European and other international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable financial strength ratings than we do, as well as greater marketing, management and business resources. This also includes new companies that enter the insurance and reinsurance industries. In addition, we compete with capital markets participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products.
Insurer Financial Strength Ratings
Ratings by independent agencies are an important factor in establishing the relative financial and operational strength of (re)insurance companies and are important to our ability to market and sell our products and services. Rating agencies continually review the financial positions of (re)insurers, including us. FIHL and each of our insurance and reinsurance operating subsidiaries are assigned financial strength ratings as follows:

	AM Best (1)		S&P (2)		Moody’s (3)
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fidelis Insurance Holdings Limited	A	Stable	A-	Stable	A3	Stable
Fidelis Insurance Bermuda Limited	A	Stable	A-	Stable	A3	Stable
Fidelis Underwriting Limited	A	Stable	A-	Stable	A3	Stable
Fidelis Insurance Ireland DAC	A	Stable	A-	Stable	A3	Stable
__________________
(1)“A” represents the financial strength ratings assigned by AM Best, as last updated February 22, 2024.
(2)“A-” represents the financial strength ratings assigned by S&P, as last updated January 29, 2024.
(3)“A3” represents the financial strength ratings assigned by Moody’s, as last updated December 9, 2022.
These ratings are intended to provide an independent opinion of our insurance subsidiaries’ ability to meet their respective obligations to policyholders or of FIHL’s ability to meet the terms of its long-term debt obligations in a timely manner, as applicable, but are not ratings of the securities and are not recommendations to buy, sell or hold our securities.
These ratings reflect AM Best’s, S&P and Moody’s respective opinions of the ability of Fidelis’ respective subsidiaries to pay claims and are not evaluations directed to security holders. AM Best maintains a letter-scale rating system ranging from “A++” (Superior) to “F” (in liquidation). S&P maintains a letter-scale rating system ranging from “AAA” (Extremely Strong) to “D” (Default). Moody’s maintains a letter-scale rating system ranging from “Aaa” (Minimum Credit Risk) to “C” (In Default). These ratings are subject to periodic review and may be revised downward or revoked at the sole discretion of the rating agencies.
Regulatory Matters
Fidelis is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of Fidelis’ three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Each of the insurance operating subsidiaries has entered into a Delegated Underwriting Authority Agreement with the relevant Fidelis MGU operating subsidiary on a jurisdictional basis. In addition, FIHL has entered into the Inter-Group Services Agreement with MGU HoldCo for the provision of certain non-underwriting services. See Item 7.B. Related Party Transactions for further information relating to the contractual matrix forming this structure.
The following is a summary of the core aspects of the regulatory environment of Fidelis’ insurance operating subsidiaries, primarily in their respective jurisdictions of the U.K., Ireland and Bermuda, as well as the relevant authorizations of Fidelis MGU to provide its services to us. FIBL and FUL also conduct their business pursuant to the applicable U.S. excess and surplus lines and certified reinsurer authorizations.
The following summary relates predominantly to the insurance regulatory regimes in the U.K., Ireland and Bermuda insofar as they relate to the insurance operating subsidiaries as authorized insurers. However, the following summary also contains various references to the application of domestic insurance regulation to the operating subsidiaries of Fidelis MGU as authorized insurance intermediaries, given their symbiotic relationship with the insurance operating subsidiaries and their integration in the Outsourced MGU Subsidiary Specific Underwriting Plans.
Bermuda Insurance Regulation
The following provides a more in-depth discussion of the applicable Bermuda regulation given FIHL and FIBL’s incorporation in Bermuda and the BMA Group supervision.
General
The Bermuda Insurance Act and related rules and regulations, provide that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA.
FIBL, a wholly owned subsidiary of FIHL, is registered as a Class 4 insurer pursuant to the Insurance Act. Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 4 insurers are set forth below.
Annual Financial Statements
As a Class 4 insurer, FIBL is required to prepare and submit, on an annual basis, audited financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”) and audited statutory financial statements.
The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto).
The insurer’s annual GAAP financial statements and the statutory financial statements, and the auditor’s reports thereon, are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA). The statutory financial statements do not form a part of the public records maintained by the BMA, but the GAAP financial statements are available for public inspection.
Annual Statutory Financial Return and Annual Capital and Solvency Return
As a Class 4 insurer, FIBL is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA).
The statutory financial return of a Class 4 insurer shall consist of (i) an insurer information sheet, (ii) an auditor’s report, (iii) the statutory financial statements, and (iv) notes to the statutory financial statements.
In addition, each year the insurer is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s BSCR model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended from time to time.
Neither the statutory financial return nor the capital and solvency return is available for public inspection.
Minimum Liquidity Ratio
The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 4 insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.
Minimum Solvency Margin and Enhanced Capital Requirements
The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”).
The MSM that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100 million, or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of GPW) or (iii) 15% of net losses and loss adjustment expenses provisions and other insurance reserves or (iv) 25% of the enhanced capital requirement (“ECR”) (as defined below) as reported at the end of the relevant year.

Class 4 insurers are also required to maintain available statutory economic capital and surplus at a level equal to or in excess of their ECR. The ECR is the higher of the prescribed MSM or the required capital calculated by reference to the BSCR model.
The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes capital requirements for ten categories of risk: fixed maturity investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk, and operational risk. For each category, the capital requirement is determined by applying factors to asset, premium, reserve, creditor, probable maximum loss and operation items, with higher factors applied to items with greater underlying risk and lower factors for less risky items.
Eligible Capital
To enable the BMA to better assess the quality of the insurer’s capital resources, a Class 4 insurer is required to disclose the makeup of its capital in accordance with the eligible capital rules. Under these rules, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest-quality capital will be classified as Tier 1 Capital, and lesser-quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2 and Tier 3 Capital may be used to support the Class 4 insurer’s MSM, ECR and target capital level.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument is non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.
Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
Code of Conduct
The Insurance Code of Conduct (the “Code of Conduct”) prescribes the duties, standards, procedures, and sound business principles with which all insurers registered under the Insurance Act must comply, including any activities which are delegated or outsourced. With respect to outsourcing, the Code of Conduct provides that where the insurer outsources functions, the board of the insurer should ensure that there is oversight and clear accountability for all outsourced functions as if these functions were performed internally and subject to the insurer’s own standards on governance and internal controls. The board of the insurer must also ensure that the service agreement includes terms on compliance with jurisdictional laws and regulations, cooperation with the BMA, and access to data and records in a timely fashion. Where a function is outsourced or proposed to be outsourced, the board must assess the impact on the insurer and should not outsource a function which may adversely affect the insurer’s ability to operate in a prudent manner.
The BMA will assess an insurer’s compliance with the Code of Conduct in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the BMA exercising its powers of intervention and investigation, and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.
Cyber Risk Code of Conduct
The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles with which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance marketplace providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program.
Reduction of Capital
No Class 4 insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid-in share capital, its contributed surplus (sometimes called additional paid-in capital), and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).

Notification by Registered Person of Change of Controllers and Officers
All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.
No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has elapsed without the BMA having issued a notice of objection.
Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue a formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which will be taken into account by the BMA in making its final determination.
The entry into a Delegated Underwriting Authority Agreement between FIBL and the Bermudian principal operating subsidiary of Fidelis MGU (the “Bermuda MGU”), which was approved, constituted a material change.
Group Supervision
The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor and has done so for FIHL. An insurance group is defined as a group of companies that conducts insurance business. The BMA may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.
Where the BMA determines that it should act as the group supervisor, it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”).
As group supervisor, the BMA will perform a number of supervisory functions including (i) coordinating the gathering and dissemination of relevant or essential information for going concerns and emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the insurance group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above.
FIBL was designated by the BMA as a Designated Insurer on March 17, 2016 and as such is currently subject to group supervision. As a result, FIHL is required to maintain available statutory economic capital and surplus at a level equal to its Group Enhanced Capital Requirement, which is established by reference to the Group Bermuda Solvency and Capital Requirement model.
Restrictions on Dividends and Distributions
A Class 4 insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM, ECR or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA.

In addition, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
As FIHL is subject to Group Supervision by the BMA, it is prohibited from declaring or paying a dividend if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.
Bermuda Insurance Regulation of Intermediaries
General
The Insurance Act defines an insurance agent as a person that, with the authority of an insurer, acts on an insurer’s behalf in relation to any or all of the following matters: the initiation and receipt of proposals, the issue of policies and the collection of premiums, being proposals, policies and premiums relating to insurance business. The Insurance Act provides that no person may in or from within Bermuda carry on business as an insurance agent unless registered as an insurance agent under the Insurance Act by the BMA.
In October 2022, the Bermuda MGU received approval from the BMA to be registered as an insurance agent. Certain significant aspects of the Bermuda insurance regulatory framework applicable to insurance agents are set forth below.
The Insurance Brokers and Insurance Agents Code of Conduct
The Insurance Brokers and Insurance Agents Code of Conduct (the “IBA Code”) prescribes the duties, requirements, standards, procedures and practices with which all insurance agents registered under the Insurance Act must comply. The IBA Code provides that insurance agents must conduct their business in a sound and prudent manner. The BMA will assess an insurance agent’s compliance with the IBA Code in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the IBA Code will be taken into account by the BMA in determining whether an insurance agent is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Notification to the BMA
Every insurance agent is required to forthwith notify the BMA on it coming to the knowledge of the insurance agent, or where the insurance agent has reason to believe, that it has failed to comply with a condition imposed upon it by the BMA. Within 14 days of such notification, the insurance agent must also furnish the BMA with a written report setting out all of the particulars that are available to it.
United Kingdom Insurance Regulation
General
The financial services industry in the U.K. is currently dual-regulated by the FCA and the PRA (collectively, the “U.K. Regulators”). The PRA authorizes “dual-regulated” firms such as insurers (e.g., FUL) and performs the prudential regulation and supervision in respect of these entities. The FCA authorizes and performs the prudential regulation and supervision for all “solo-regulated” firms such as insurance intermediaries (e.g., Pine Walk Capital and FML) and is the conduct regulator for all regulated firms in the U.K.
The primary statutory objectives of the PRA in relation to its supervision of insurers are: (i) to promote their safety and soundness; and (ii) to contribute to the securing of an appropriate degree of protection for policyholders or those who may become policyholders. The PRA also has a secondary objective to facilitate effective competition in the markets for services provided by PRA-authorized firms. The FCA has a general objective to secure an appropriate degree of protection for consumers, along with the further general objectives to protect and enhance the integrity of the U.K. financial system and to promote effective competition for the benefit of consumers. Both regulators are also now subject to a new secondary objective to facilitate the international competitiveness of the U.K. economy (in particular, its financial services sector) and its growth in the medium to long term, subject to aligning with relevant international standards.
The U.K. Regulators have extensive powers to intervene in the affairs of the insurance businesses and insurance mediation activities that they regulate and to monitor compliance with their objectives. Their enforcement tools include: amending (including by imposing restrictions on) or withdrawing a firm’s authorization, prohibiting, restricting or suspending firms or individuals from carrying on or undertaking regulated activities, and publicly censuring and warning, fining or requiring compensation from firms and individuals who break their rules.
U.K.-authorized insurers and insurance intermediaries must comply with the PRA’s requirements (as set out in the PRA Rulebook) and the FCA’s requirements (as set out in the FCA Handbook), which include the PRA’s Fundamental Rules and the FCA’s

Principles. In particular, under both Fundamental Rule 7 and Principle 11, firms must deal with the U.K. Regulators in an open and cooperative way, and must disclose to the U.K. Regulators anything of which they would reasonably expect notice. Such notifications may include where the firm has reason to believe that it has materially failed to comply with any requirement or if a senior manager is involved in any prohibited activity.
U.K.-authorized insurers and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 (“FSMA 2000”), which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios, and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects; for example, the authorization or exemption process. Legislation based on Solvency II also broadly remains relevant, although the U.K. government and regulators are currently undergoing a process of repealing and replacing certain retained E.U. law with legislation and regulation that is specifically tailored to the U.K. insurance regulatory regime (as described in more detail in the “—U.K. Prudential Regime for Insurers” section below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.
U.K. Authorized Firms in the Group and Fidelis MGU
Currently Fidelis and Fidelis MGU contain several firms that are authorized to carry on regulated activities in the U.K. FUL is authorized by the PRA to effect and carry out contracts of insurance in respect of a number of classes of general (non-life) insurance business. Pine Walk Capital Limited (“Pine Walk Capital”) and Fidelis Marketing Limited (“FML”) are both authorized and regulated by the FCA as insurance intermediaries.
U.K. Prudential Regime for Insurers
FUL, as a U.K.-authorized insurer, is subject to the U.K.’s domestic prudential regime, which derives from Solvency II and has largely been transposed into U.K. law by FSMA 2000 and The Solvency 2 Regulations 2015. In order to ensure the continuing application of the Solvency II regulatory framework in the U.K. following Brexit, pursuant to the European Union (Withdrawal) Act 2018, as amended, the U.K. has transposed all directly applicable E.U. legislation relating to Solvency II into U.K. law, including the European Commission’s Delegated Regulation (EU) 2015/35 (the “Delegated Acts”), which are commonly known as ‘retained E.U. law’. Secondary legislation, such as the Solvency II and Insurance (Amendments) (EU Exit) Regulations 2019, was passed by the U.K. Parliament in order to address any deficiencies in this retained E.U. law following Brexit.
On June 29, 2023 the Financial Services and Markets Act 2023 (“FSMA 2023”) received Royal Assent and passed into U.K. law. FSMA 2023 established a legislative framework for repealing retained EU law relating to financial services and replacing it with new legislation specifically designed for the U.K. financial services markets. FSMA 2023 did not repeal all retained EU law from its inception, and each piece of EU law is instead currently in a ‘transitional period’ until it is repealed and replaced by equivalent U.K.-specific legislation. Pursuant to this legislative mechanism, on December 31, 2023 the U.K. Parliament passed two Statutory Instruments, which made certain immediate changes to retained E.U. law governing U.K. insurers’ capital requirements. These Statutory Instruments also made other changes to the U.K. insurance prudential regime, which will come into force throughout 2024. The PRA has consulted on corresponding new rules to supplement the legislative changes, which will be implemented into its Rulebook over the course of 2024.
HM Treasury has stated that the legislative and regulatory changes made to the U.K.’s domestic prudential regime are intended to ensure that it will: (i) be better tailored to the needs of the U.K. insurance market; (ii) encourage effective competition in the U.K. insurance market; and (iii) provide the PRA with a greater degree of discretion when supervising U.K. firms. It is therefore expected that the overall result of these changes will be beneficial for FUL; for example, if they result in an overall decrease in FUL’s capital requirements and otherwise reduce FUL’s regulatory burden. However, these rule changes also present a potential risk to FUL, as the full nature and extent of their impact to the U.K.’s domestic prudential regime are not fully known at this stage.
Material Outsourcing Requirements
The Framework Agreement, Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital (the “U.K. Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “U.K. Material Outsourcing Agreements”) each constitute a “material outsourcing” arrangement under U.K. insurance regulation. Under U.K. insurance regulation, an outsourcing arrangement is material if it is of such importance that weakness, or failure, of the service provider would cast serious doubt upon the firm’s continuing satisfaction of the U.K. Regulators’ threshold conditions for authorization and their Fundamental Rules/Principles. The U.K. Regulators require insurers to apply adequate governance and controls in respect of material outsourcing agreements.
The most prominent “material outsourcing” rules that apply to FUL are set out in the PRA’s supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21), and corresponding rules are contained in the ‘Conditions Governing Business’ and ‘Insurance – Operational Resilience’ Parts of the PRA Rulebook. FUL is also subject to a number of related rules that derive from Solvency II and the Delegated Acts.
Pursuant to these rules, certain rights pertaining to FUL must be included in the U.K. Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, including: (i) the right for FUL to receive information from the service provider about the performance of the services; (ii) the right for FUL to instruct the service provider in respect of these functions; and (iii) the right for FUL, its external auditor and the U.K. Regulators to audit the service provider. FUL was also required to present the U.K. Material Outsourcing Agreements and will be required (on a go-forward basis) to present any material amendments to them, to the PRA and obtain its “non-objection” in relation to them before they can be executed or be materially amended by the parties.
FUL must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FUL’s outsourcing and third party arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the U.K. Delegated Underwriting Authority Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FUL must be able to implement effective remediation procedures or exit strategies. Similar requirements must also be applied under the terms of the Inter-Group Services Agreement.
FUL must also ensure that its systems and controls specifically identify and prioritize “important business services,” and consider and monitor whether it has dedicated appropriate resources to ensure that it has sufficient operational resilience in the event of any potential material disruption to the services provider (for example, by preparing and maintaining a business continuity or disaster recovery plan covering such circumstances).
In light of these rules and supervisory statements, we expect that the U.K. Material Outsourcing Agreements will be subject to a significant degree of regular and periodic focus from the PRA. FUL submitted the U.K. Material Outsourcing Agreements to the PRA for its review and consideration in connection with the Separation Transactions and, in late 2022, the PRA provided its non-objection to the Separation Transactions to FUL and to the FCA.
Capital Requirements under the U.K. Prudential Regime
Under the U.K.’s domestic prudential regime, insurers are required to maintain a minimum margin of solvency equivalent to their Solvency Capital Requirement (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. FUL calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II. If the PRA considers that FUL does not hold sufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by the PRA can result in intervention by the PRA or imposition of sanctions, which could have an adverse effect on FUL’s results and financial position.
In addition, FUL is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must be posted on Fidelis’ website. FUL must also submit an annual Own Risk and Solvency Assessment (“ORSA”) to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, FUL may need to perform an additional ORSA, and submit the corresponding ORSA report to the PRA, following any significant change in its risk profile.
Restrictions on Dividend Payments by Insurers
The U.K. Companies Act 2006 prohibits U.K. companies, including FUL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves, less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurer within its jurisdiction to maintain its solvency margin at all times. Accordingly, FUL may not pay a dividend if the payment of such dividend would result in its SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of FUL to pay dividends in the future. FUL would be required to notify the PRA if it intended to make any dividend payments to its shareholders.
Data Protection
FUL and FIHL (UK) Services Limited, as well as the Fidelis MGU subsidiaries on whom we rely, must comply with all applicable data privacy legislation, including the E.U. GDPR and the U.K. GDPR (together, the “GDPR”). The GDPR imposes obligations upon any organizations that target or collect personal data related to individuals in the E.U. and U.K. As a result, it is extraterritorial in its scope in that it applies to all businesses of the Group in the E.U. and the U.K., respectively, and any businesses of the Group outside the E.U. and the U.K. that process E.U. and/or U.K. personal data of individuals in the E.U. and/or the U.K., therefore providing increased individual rights and protections for all personal data located in or originating from the E.U. or the U.K.
Moreover, there are significant fines associated with noncompliance. In particular, U.K. incorporated companies need to monitor compliance with all relevant member states’ laws and regulations, including any permitted derogations from the GDPR. Adherence to the provisions and obligations of the GDPR has increased compliance obligations and has necessitated the implementation, maintenance and ongoing review of policies and processes relating to collection and use of data, and has required change to business practices regarding these matters. The European Commission is scheduled to publish a review of the E.U. GDPR in 2024. Any resultant changes from this review may further increase, alter or impact existing compliance obligations. See Item 3.D. Risk Factors “Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses”.
Ireland Insurance Regulation
General
The CBI has primary responsibility for the prudential supervision and regulation of insurance and reinsurance undertakings and insurance intermediaries authorized in Ireland, including FIID. The CBI’s statutory objectives include (i) the stability of the financial system overall; (ii) the proper and effective regulation of financial service providers and markets, while ensuring that the best interests of consumers of financial services are protected; and (iii) the resolution of financial difficulties in credit institutions.
The CBI carries out its supervisory role through (i) processing applications for financial services authorizations in Ireland; (ii) monitoring compliance with prudential standards, primarily through examining prudential returns (weekly, monthly and annual), financial statements and annual reports, conducting regular review meetings and on-site inspections; (iii) developing systems and procedures to monitor activities and detect noncompliance by financial service providers; (iv) issuing guidance notes to enhance supervisory oversight due to continued growth and changes in financial markets; and (v) supporting the development of domestic legislation and implementing E.U. regulations and international standards.
The CBI has extensive powers to intervene in the affairs of insurance undertakings and insurance distribution activities that it regulates and to monitor compliance. In particular, the CBI’s administrative sanctions regime provides it with the power to administer sanctions in relation to prescribed contraventions by regulated financial service providers and by persons presently or formerly concerned in their management who have participated in the prescribed contraventions. Sanctions under the administrative sanctions regime include (i) cautions or reprimands; (ii) directions to refund or withhold monies charged or paid; (iii) monetary penalties up to €10,000,000 or 10% of turnover (or up to €1,000,000 for individuals); (iv) suspension or revocation of authorization; and (v) disqualification of individuals from being concerned in the management of a regulated financial service provider.
Insurance undertakings are primarily regulated under the European Union (Insurance and Reinsurance) Regulations 2015 (the “2015 Regulations”), which transpose Solvency II into Irish law. The 2015 Regulations include the approval process for the acquisition or disposal of holdings in insurance undertakings, governance and reporting standards, capital and solvency requirements and rules regarding the procedure for the transfer of insurance portfolios. Insurance intermediaries are primarily regulated under the European Union (Insurance Distribution) Regulations 2018, which transpose the Insurance Distribution Directive 2016/97 (“IDD”) into Irish law. In addition, Irish companies carrying out insurance activities must comply with general legislation in Ireland, such as the Irish Companies Act 2014.
Irish Authorized firms in the Group and Fidelis MGU
The Group’s Irish-authorized firm, FIID, is an insurance company incorporated under the laws of Ireland and duly authorized by the CBI as an insurance undertaking to carry on the following classes of non-life insurance business in accordance with the 2015 Regulations: 5 (Aircraft), 6 (Ships), 7 (Goods in Transit), 8 (Fire and Natural Forces), 9 (Other Damage to Property), 11 (Aircraft Liability), 12 (Liability for Ships), 13 (General Liability), 14 (Credit), 15 (Suretyship), and 16 (Miscellaneous Financial Loss).
Fidelis MGU includes Pine Walk Europe SRL (“Pine Walk Europe”), which is incorporated in Belgium and is authorized by the Belgian Financial Services and Markets Authority to conduct insurance distribution activities. Pine Walk Europe carries on insurance distribution activities in Ireland through an Irish-registered branch pursuant to the “passporting rights.” Under the IDD, insurance intermediaries have “passporting rights” which permit them to use an insurance intermediary authorization in their home EEA member state to carry on insurance distribution activities in other EEA member states. An insurance intermediary exercises this right by notifying its “home member state” regulator of its intention to carry on business in another EEA member state and the home member state regulator in turn notifies the competent authority in the “host member state.” Pine Walk Europe received regulatory approval from the Belgian Financial Services and Markets Authority to perform regulated insurance distribution activities on October 5, 2022 and was able to commence trading in Ireland on a freedom of establishment basis via its Irish branch on January 1, 2023.

Where an insurance intermediary regulated in an EEA member state exercises its right to “passport” into Ireland, it remains prudentially regulated by the regulator in its home member state and will be regulated by the CBI for conduct-of-business rules. Therefore, Pine Walk Europe is primarily regulated by the Belgian Financial Services and Markets Authority.
Irish Regulation of Insurance Undertakings
As FIID is authorized in Ireland as an insurance undertaking, the Irish prudential insurance regulatory framework and requirements apply to it, including the following significant aspects:
Solvency Requirements
FIID is required to meet economic risk-based solvency requirements under Solvency II (as transposed into Irish law by the 2015 Regulations). Solvency II prescribes (i) the minimum amount of capital that FIID is required to have in order to cover the risks to which it is exposed and (ii) the principles that guide its overall risk management and regulatory reporting.
Under Solvency II, FIID is required to maintain a minimum margin of solvency equivalent to its SCR at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that its liabilities cannot be met as they fall due.
Under Solvency II, the SCR may be calculated by an approved internal capital model or by a standard formula prescribed by EIOPA in accordance with the terms of Solvency II. FIID calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II.
The CBI has a regulatory expectation that insurance undertakings will maintain an appropriate buffer above the SCR that is appropriate to the risk profile and type of business written and FIID duly maintains a level of capital which is above the SCR.
Reporting Requirements
FIID must file and submit annual audited financial statements and related reports to the Irish Companies Registration Office (“CRO”) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. FIID must also file and submit annual certifications to the CBI, including certifications of compliance with:
•the applicable CBI’s Corporate Governance Requirements for Insurance Undertakings 2015;
•the Fitness & Probity Standards (Code issued under Section 50 of the Central Bank Reform Act 2010); and
•Solvency II.
In addition, FIID is required to submit quarterly and annual filings with the CBI, including Quantitative Reporting Templates, an annual SFCR and an annual ORSA. The SFCR must be made publicly available and will include information on FIID’s business performance, system of governance, risk profile, and capital management. The ORSA report provides a summary of all the activity and processes during the preceding year to assess and report on risks and ensure that FIID’s overall solvency needs are met on an ongoing basis, including a forward-looking assessment. The ORSA report also explains the linkages between business strategy, business planning and capital and risk management processes.
In addition, FIID must submit a Regular Supervisory Report every three years, as well as an annual summary report setting out material changes that have occurred over the given financial year.
Dividends and Distributions
Pursuant to Irish company law, FIID is only able to declare dividends out of profits available for distribution. Profits available for distribution are, broadly, a company’s accumulated realized profits, less its accumulated realized losses. Such profits may not include profits previously utilized.
Outsourcing of Critical or Important Operational Functions or Activities
The Framework Agreement, Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe (the “Irish Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “Irish Material Outsourcing Agreements”) each constitute an outsourcing of critical or important operational functions or activities under Irish insurance regulation. The 2015 Regulations, Solvency II and the Delegated Acts, along with EIOPA and CBI guidelines, set out the obligations which FIID must comply with in respect of the outsourcing of critical or important functions or activities. In general, a function is to be regarded as critical or important if failure or inadequate provision of the function would have an adverse impact on the operational continuity of the core business line or critical business function.
Pursuant to the relevant legislation and guidelines, certain rights pertaining to FIID must be included in the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, including: (i) the right for FIID to receive information from the applicable outsourced service provider about the outsourced functions; (ii) the right for FIID to instruct the applicable outsourced service provider in respect of these functions; and (iii) the right for FIID, its external auditor and the CBI to audit the applicable outsourced service provider. FIID must also notify (and obtain approval from) the CBI at least six weeks before entering into the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement and regarding subsequent material developments with respect to the Irish Material Outsourcing Agreements.
FIID must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of FIID’s outsourcing arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance of the Irish Delegated Underwriting Authority Agreement and the Inter-Group Services Agreement, which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, FIID must be able to implement effective remediation procedures or exit strategies.
FIID must also ensure continuity of services through robust disaster recovery and business continuity management. In particular, FIID must document and implement business continuity plans in relation to its critical and important outsourced functions and ensure that these plans are tested and updated on a regular basis. FIID must also ensure that each service provider has and regularly tests a business continuity plan, which includes the resources required to fulfill FIID’s critical or important outsourcing arrangements. FIID’s board of directors and senior management must take remedial action to address any deficiencies identified in a service provider’s performance, either as part of coordinated testing of FIID’s business continuity measures, or via results of the service provider’s own business continuity plan testing.
FIID submitted the terms of the Irish Material Outsourcing Agreements to the CBI for its review and consideration and, in late 2022, the CBI provided its approval.
Restrictions on Change of Business Plan
As part of the initial authorization process, insurance undertakings, such as FIID, must submit a detailed business plan to the CBI which describes the business they propose to conduct. The standard conditions of authorization typically issued by the CBI specify that any subsequent material change to the business plan requires the prior notification to the CBI.
Data Protection
FIID and Pine Walk Europe must comply with the GDPR, which took effect in May 2018. The Data Protection Act 2018 is the Irish legislation that gives effect to certain aspects of the data protection in Ireland. The GDPR regulates data protection for all individuals within the E.U., including foreign companies processing data of E.U. residents. The GDPR sets out individuals’ rights, and provides complex and far-reaching company obligations and significant penalties in the case of violation. The GDPR sets out a number of requirements that FIID must comply with when handling personal data, including: the obligation to appoint data protection officers in certain circumstances, the principle of accountability and the obligation to make public notification of significant data breaches.
The interpretation and application of data protection laws in Ireland, Europe and elsewhere are developing and remain uncertain and in flux in some respects. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with existing data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. The introduction of the GDPR and resultant changes in E.U. member states’ national laws and regulations, have increased our compliance obligations and have necessitated the review and implementation of policies and processes relating to our collection and use of data, and have required us to change our business practices regarding these matters.
United States Insurance Regulation
FIBL and FUL’s U.S. Excess and Surplus Lines Business
As stated above, although the Group is not licensed to write insurance on an admitted basis in any state in the United States, FIBL and FUL, due to their inclusion in the NAIC Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”), are eligible to write surplus lines business as alien, non-admitted insurers in 50 U.S. states, the District of Columbia and other NAIC jurisdictions such as Puerto Rico in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The laws of most states regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-admitted insurers and reinsurers. We do not intend that FIBL or FUL maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than their respective jurisdictions of incorporation where the conduct of such activities would require FIBL or FUL to be so admitted. Neither FIBL nor FUL maintains an office in the United States but each of FIBL and FUL writes excess and surplus lines business as an eligible, but non-admitted, alien surplus lines insurer. Each of FIBL and FUL accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Although neither FIBL nor FUL underwrites or handles claims directly in the U.S., each of FIBL and FUL may grant limited underwriting authorities to U.S. licensed surplus lines brokers and retain third party claims administrators, duly licensed, for the purpose of facilitating U.S. business.
Each of FIBL and FUL maintains a NAIC U.S. trust fund to support its surplus lines business, in accordance with the rules of the IID. The total market value of assets in each of the FIBL and FUL NAIC trusts was $19.2 million and $46.7 million, respectively, at December 31, 2023 and $5.5 million and $28.4 million, respectively, at December 31, 2022.
As a result of the Dodd-Frank Act, only a ceding insurer’s state of domicile can dictate the credit for reinsurance requirements. Other NAIC jurisdictions in which a ceding insurer is licensed are no longer able to require additional collateral from non-admitted reinsurers or otherwise impose their own credit for reinsurance laws on ceding insurers domiciled in other states. In 2011, the NAIC adopted revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “Amended Credit for Reinsurance Model Act”). Under the Amended Credit for Reinsurance Model Act, qualifying non-admitted reinsurers domiciled in “qualified jurisdictions” who meet certain minimum rating and capital requirements are, upon application to and approval by the state Insurance Departments, permitted to post less than the 100% collateral currently required with respect to a cedant domiciled in that state. Insurers that have been granted approval to post reduced collateral are known as certified reinsurers. The U.K. and Bermuda are among the approved “qualified jurisdictions” which allow U.S. states that have adopted the Amended Credit for Reinsurance Model Act to implement reduced collateral requirements with respect to reinsurers domiciled in Bermuda and the U.K., such as FIBL and FUL. FIBL and FUL have been approved by Florida, as the lead state for treatment as a certified reinsurer to post reduced collateral (i.e., 50% versus 100%), and have both “passported” into multiple other U.S. states. Each of FIBL and FUL obtains letters of credit for the benefit of its U.S. cedants so that the cedants are able to take full financial statement credit for reinsurance.
In addition, during 2022, FIBL and FUL were approved by Colorado as the lead state for treatment as a reciprocal reinsurer, and each has then passported into other U.S. states. Reciprocal jurisdiction reinsurer status allows cedants in such states to continue to obtain credit for reinsurance by FIBL and FUL, without either company being required to post any collateral so long as each continues to maintain such status.
Additional Regulation
FIBL and FUL write business outside of their respective jurisdictions of incorporation predominantly on a non-admitted basis. However, in respect of jurisdictions where FIBL and FUL are unable to rely on the relevant exemptions for non-admitted (re)insurers or a relevant license is requested by the underwriters, FIBL and FUL each hold a number of licenses. FIBL is licensed to write reinsurance in Argentina, Chile, China, Ecuador and Mexico. FUL is licensed to write reinsurance in Argentina, Brazil, Chile, Ecuador, Egypt, Guatemala, Honduras, India, Mexico, Panama and Paraguay and insurance in French Polynesia. We do not regard the effect of these licenses to be material to us at this time.
Legal Proceedings
Similar to the rest of the insurance and reinsurance industry, we are from time to time subject to litigation and arbitration in the ordinary course of business. We may also be subject to other potential litigation, disputes and regulatory or governmental inquiry from time to time in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of the pending or threatened proceedings, management does not believe that the outcome of these proceedings, including those discussed below, will have a material adverse effect on the financial condition of the Group, after consideration of any applicable reserves.
Following Russia’s invasion of Ukraine on February 24, 2022, government sanctions were introduced prohibiting various commercial and finance activities in Russia, including leasing of aircraft in the aviation industry to any person in Russia, or for use in Russia. Aircraft lessors issued notices to airlines and lessees in Russia purporting to terminate the leasing of aircraft (and other parts such as spare engines) and requiring that the airlines return the assets. Many of the relevant aviation authorities where the aircraft are registered have also since suspended the certificates of airworthiness of such aircraft. Some aircraft are yet to be returned and aircraft lessors filed various insurance claims under their insurance policies for loss of the unreturned aircraft. The insurers have denied the claims and the lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. Provision has been made in the Group’s reserves for losses and loss adjustment expenses for potential exposures relating to the Ukraine Conflict, a considerable majority of which are reserves reflecting our estimate for potential loss claims relating to leased aircraft within Russia, including the related litigation proceedings. See Item 5.A. Operating Results “Recent Developments”.
This is an unprecedented event, which, as of the date of this report, is anticipated to continue for a protracted period of time and presents unique circumstances and coverage issues in respect of both the gross loss and consequent extent of the reinsurance recoveries, which will continue to be unresolved until the multiple courts rule on the merits of the lawsuits. The situation is continuously evolving, including with respect to explorative discussions ongoing between Western leasing firms and Russian airline operators for the sale of some of the unreturned aircraft to the Russian operators. Such discussions, if successful, may lead to a reduction in any potential exposures under the relevant insurance policies. See Item 3.D. Risk Factors “Risks Relation to Recent Events — The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown, and we are subject to litigation which could adversely affect our business and results of operations”.
C. Organizational Structure
FIHL’s principal operating subsidiaries at December 31, 2023 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Interest Held
Fidelis Insurance Bermuda Limited (“FIBL”)	Bermuda	100%
Fidelis Underwriting Limited (“FUL”)	United Kingdom	100%
Fidelis Insurance Ireland DAC (“FIID”)	Ireland	100%
FIHL (UK) Services Limited (“FSL”)(1)	United Kingdom	100%
__________________
(1)    FSL additionally operates through its Irish branch.
See Exhibit 8.1 to this report for a listing of the Group’s subsidiaries.
D. Property, Plants and Equipment
We lease office space in Bermuda, Ireland and the United Kingdom. We renew and enter into new leases in the ordinary course of business. For more information on our leasing arrangements, refer to Item 18 Financial Statements, Note 14 (Commitments and Contingencies) to our audited consolidated financial statements.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following is a discussion and analysis of our results of operations for the years ended December 31, 2023, 2022 and 2021 and our financial condition at December 31, 2023 and December 31, 2022. This discussion and analysis should be read in conjunction with our audited consolidated financial statements for those respective years and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. See Item 3.D. Risk Factors of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5.A. Operating Results “Performance Measures and Non-GAAP Financial Measures” for definitions and tables that reconcile these measures to U.S. GAAP. The terms “we,” “our,” “us,” “Fidelis,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity. The term “MGU HoldCo” refers to Shelf Holdco II Limited. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “Fidelis MGU”.
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segment operating results for the 12 months ended December 31, 2023, 2022 and 2021 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Note Regarding Forward-Looking Statements” contained in Item 3.D. Risk Factors and Item 4 Information on the Company, and the Explanatory Note of this report, respectively.
Overview
We are a global specialty insurer headquartered in Bermuda, with offices in Ireland and the United Kingdom. FIHL was formed in June 2015 under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.
The Group comprises FIHL and its subsidiaries Fidelis Insurance Bermuda Limited, Fidelis Underwriting Limited and Fidelis Insurance Ireland DAC and also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland.

FIHL is led by its Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team.
Our business focuses on three segments: Specialty, Bespoke, and Reinsurance. This three-segment strategy allows us to manage volatility through our balanced and diversified portfolio and to deliver attractive risk-adjusted returns by managing through (re)insurance cycles and deploying capital to the most favorable market conditions. We focus on areas where deep expertise is required to deliver these returns through (re)insurance cycles.
The Specialty segment comprises a portfolio of tailored risks across traditional specialty business lines including Aviation and Aerospace, Energy, Marine, Property and Property D&F. ‘Hard’ market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth, and the ability to leverage leadership and scale combined with long established relationships has enabled Fidelis to build across specialty classes. Given the current market environment we have used our Specialty segment increasingly to deploy capital targeted to natural catastrophe exposure through Property D&F lines of business rather than through our Reinsurance segment. This allows a more selective approach to managing aggregate exposure.
We believe our Bespoke segment is one of the key differentiators of our business. This business focuses primarily on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. The portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, limited cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our clients’ needs.
Our Reinsurance segment consists of an actively managed, property catastrophe reinsurance book. We have repositioned the portfolio in line with our proprietary view of risk, with the aim of managing exposure and volatility. We deploy capacity opportunistically on core clients at targeted attachment points and focus on specific peril coverage and geographies.
As noted above in Item 4.A. History and Development of the Company “Important Events in the Recent History of the Company”, the Separation Transactions took effect on January 3, 2023, pursuant to which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: FIHL and MGU HoldCo. MGU HoldCo is a separate, privately held company, which carries on the origination and underwriting activities on behalf of FIHL. We have an exclusive long-term Framework Agreement with MGU HoldCo, effective from January 1, 2023, where we collaborate in our strategy to match superior priced risks with efficient sources of capital to produce market-leading returns for shareholders. We believe this operating model gives us a competitive advantage in our underwriting, risk assessment, and ability to offer as many products as possible to clients. The Framework Agreement governs the ongoing relationship between the two groups of companies, including delegating underwriting authority to the operating subsidiaries of MGU HoldCo to source and bind contracts for each of the subsidiaries of FIHL.
We have an exclusive right of first access to Fidelis MGU’s underwriting business via the Framework Agreement where FIHL’s underwriters collaborate closely with Fidelis MGU to match superior priced risks with efficient sources of capital to produce market-leading returns for shareholders.
Through this operating model, we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, FIHL’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.
On July 3, 2023, we completed our IPO and our common shares are now listed on the New York Stock Exchange under the symbol “FIHL”.
Our strategic objectives focus on the following:
•Profitable underwriting while maintaining flexibility to manage through the cycle with less volatility than peers;
•Achieving a combined ratio consistently below our peer group;
•Efficient operations by sustaining strong alignment with strategic partners, such as Fidelis MGU, to ensure the delivery of a diversified portfolio across our targeted classes of business; and
•Maximize shareholder value by growing book value per share, generating consistent returns on equity, and actively managing capital through the cycle.

Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Net income available to common shareholders	$2,132.5	$52.6	$68.3
Earnings per diluted common share	18.65	0.26	0.34
Net premiums earned	1,832.6	1,500.5	1,159.7
Catastrophe and large losses	215.3	378.9	389.6
Net favorable prior-year reserve development	62.9	22.1	9.6
Net investment income	119.5	40.7	20.6
Net realized and unrealized investment gains/(losses)	$4.9	$(33.7)	$13.5

Combined ratio	82.1%	91.9%	93.0%
Return on average common equity	96.3%	2.6%	3.4%
Operating ROAE(1)	18.8%	4.5%	2.9%
__________________
(1) Operating ROAE is a non-GAAP financial measure. See definition and reconciliation in Item 5A. Operating Results “Performance Measures and Non-GAAP Financial Measures”.
2023 Consolidated Financial Condition
•Total investments of $3.3 billion; fixed maturities and short-term securities comprised 98.6% of total investments with an average duration of 2.0 years
•Total long-term debt and preference securities of $506.6 million, resulting in a debt-to-total capital ratio of 17.1%
•Total capital of $3.0 billion
•Book value per diluted common share of $20.69
Fidelis’ Full-Year 2023 Highlights
The year ended December 31, 2023 saw continued growth in our GPW to $3.6 billion, or 18.6% from 2022, driven by our Specialty segment. Our combined ratio was significantly lower than the prior year period at 82.1% for the year ended December 31, 2023 compared to 91.9% in 2022. This was primarily driven by a reduction in our loss ratio as a result of lower catastrophe and large losses of $215.3 million in the year ended December 31, 2023 compared to $378.9 million in 2022. Our Operating ROAE was 18.8% in 2023 compared with 4.5% in 2022. For the year ended December 31, 2023, the total investment return was 5.1% compared to (2.5%) in 2022.
Business Outlook
We are focused on deploying capital toward profitable underwriting opportunities, growing our portfolio across core lines of business and creating significant value for our shareholders. We are strongly positioned as a lead Specialty and Bespoke insurance brand and as such we are well aligned to take advantage of favorable market conditions in these areas to drive continued growth. Our nimble underwriting approach is designed to capitalize on current market trends and dislocations, as well as emerging risk solutions.
Fidelis has a strong track record of peer-leading performance and profitable growth and is well positioned to capture attractive opportunities across business lines. While we expect dynamics to remain strong for some time, we also have the ability to flex as markets change.
Specialty
Following the significant dislocation in the market beginning in late 2019, when a number of large carriers exited the Property D&F market, we significantly increased our GPW in Specialty.
We expect our Property D&F account will continue to offer more attractive opportunities to deploy property capacity, as that market experiences further constraints including retrenchment of the binder markets that had been underpricing catastrophe-exposed accounts. Throughout 2023, we were able to take advantage of market dislocation to secure significant lines on new property accounts as well as participate on accounts with favorable terms, contributing to significant growth in premium in our Specialty segment.
We have also taken advantage of the dislocation in the aviation war market, following the Russian invasion of Ukraine, to build a significant portfolio of aviation war contracts and leverage our relationship into broader aviation products.

Our Marine line of business has increased significantly over the prior year. Renewal rates generally continue to increase, more so on loss-hit accounts than loss-free accounts. We have secured some new, large accounts for war coverage and grown our share on Japanese accounts. Policy wordings continue to tighten in favor of underwriters, with named windstorm exclusions becoming more commonplace, for example. The marine cargo market in London remains stable for price adequacy and despite the rise in capacity, the market has avoided adding extensions in coverage to policy terms. We have seen an increase in the number of new building projects, both in the ship construction and offshore energy sectors. With substantial contract values, we are well placed to take advantage of this increased construction activity given the close relationships we have with the brokers and clients in this segment.
Bespoke
In the Bespoke segment, established relationships with clients and brokers, underwriting expertise required, and the nature of underlying risks creates a higher barrier to entry; our established relationships and underwriting expertise help us maintain our position as a leader in the industry. With a backdrop of increasing global conflicts, we see significant opportunity for beneficial pricing and terms and conditions. The specialist nature of this business combined with lower levels of market competition result in a less commoditized, more tailor-made product that delivers better and lower volatility underwriting performance with less exposure to the typical (re)insurance cycle. Given the highly tailored nature of this portfolio, it is important to note that premiums do not follow a regular predictable schedule. The capital-efficient nature of these products and potential for high return on equity allow us to retain sufficient capital to withstand deterioration through (re)insurance cycles while avoiding accumulation of excess capital.
Reinsurance
The reinsurance market continues to show very healthy rate increases on the back of increases in 2022 and throughout 2023. The uncertainty around the January 1 rating momentum in the reinsurance market has dissipated. Pricing levels remain healthy pushed by capacity constraints and this has continued to support the hardening reinsurance market. This is particularly the case in the natural catastrophe market where we underwrite natural catastrophe exposed contracts using our own proprietary view of risk. Our GPW in our Reinsurance segment remains flat, while we continue to carefully manage our exposure and volatility.
Recent Developments
Initial Public Offering
On July 3, 2023, we completed an IPO of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by FIHL and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
Share Repurchase
On December 21, 2023, we announced that our Board approved the adoption of a common share repurchase program of up to $50.0 million of Fidelis’ common shares. As of February 28, 2024, we had repurchased 243,871 common shares at a weighted average share price of $12.08.
Dividend Policy
Dividend Policy
On February 29, 2024, we announced (i) the adoption of a dividend program under which FIHL intends to pay a quarterly cash dividend and (ii) an initial dividend to be paid pursuant to such program, in an amount of $0.10 per common share, payable on March 29, 2024 to common shareholders of record on March 15, 2024.
See Item 8.A. Consolidated Statements and Other Financial Information “Dividend Policy”. See Item 3.D. Risk Factors “Risks Relating to the Common Shares—The declaration of any dividends on our common shares will be determined at the sole discretion of the Board and FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness”.
Bermuda Tax
The Fidelis Group is within the scope of the OECD Pillar Two Rules. Pillar Two legislation was enacted in the U.K. and Ireland, and will come into effect from January 1, 2024. Since the Pillar Two legislation was not effective at December 31, 2023, the Group has no related current tax exposure at that date. Under the legislation, the Group will be liable to pay a top-up tax in 2024 on FIBL for the difference between its effective tax rate and the 15% Pillar Two OECD minimum rate. Further work is being undertaken to assess the impact of Pillar Two.
On December 27, 2023, the Government of Bermuda passed legislation enacting the Corporate Income Tax Act 2023, which applies a 15% corporate income tax to Bermuda businesses that are part of a multinational enterprise group with annual revenue of €750 million or more, effective on or after January 1, 2025. The Act also includes a provision for an economic transition adjustment (“ETA”), which intends to provide a fair and equitable transition into the tax regime and results in a deferred tax asset for the Group of $90.0 million. The Bermuda corporate income tax is expected to impact FIBL from January 1, 2025. See Item 18 Financial Statements, Note 20 (Income Taxes) of our audited consolidated financial statements for further details.
Herbie Re
On February 22, 2024, we sponsored and successfully closed a new reinsurance agreement and catastrophe bond involving the issuance of the Series 2024-1 Class A Principal at Risk Variable Rate Notes and the Series 2024-1 Class B Principal at Risk Variable Rate Notes (together, the “Series 2024-1 Notes”) by Herbie Re Ltd. (“Herbie Re”). This is the fifth series of notes issued by Herbie Re and will provide us with $150 million of collateralized reinsurance protection. The Series 2024-1 Notes issued will be exposed to insured industry losses resulting from Named Storm and Earthquake Covered Events occurring in the 50 states of the United States and the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as reported by PCS, on an annual aggregate basis. We have the option to renew our reinsurance and accordingly the Series 2024-1 Notes on an annual basis, up to a maximum of four complete annual risk periods.
Itasca MGA
Itasca MGA, is a newly formed aviation-focused managing general agent (MGA) of Pine Walk, a wholly owned subsidiary of Fidelis MGU, and is the first new sub-delegated arrangement post-separation from Fidelis MGU. Itasca MGA specializes in underwriting, structuring and managing risks associated with secured commercial aviation financing. We believe with the experience and expertise of the Itasca MGA team and their partnerships with established market participants that they are positioned to become one of the key solution providers for global airlines and the broader aviation market. To support airline and lessor customers, Itasca MGA will be a sub-delegated agent appointed by Fidelis MGU to write insurance provided by, among others, FIID and FUL.
Russia-Ukraine Conflict
We continue to monitor our exposure to Russia’s ongoing invasion of Ukraine (“Ukraine Conflict”), which has impacted multiple lines of business, including Marine, Aviation and Aerospace, Political Risk, Trade Credit and War/Political Violence. Our reserve for losses and loss adjustment expenses, net of reinsurance, was $151.7 million at December 31, 2023 compared to $134.7 million at December 31, 2022. The increase related primarily to updated legal expense provisions in the reserve. We have validated our reserving methodology at December 31, 2023, through the use of third party experts.
These unfortunate events have presented underwriting opportunities which Fidelis has been able to capitalize on by expanding into new areas, such as Aviation War.
See Item 3.D. Risk Factors “Risks Relating to Recent Events—The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown”. See also Item 4.B. Business Overview “Legal Proceedings”.
Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of FIHL. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.
•Loss Ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that has been put in place to mitigate the effect of those losses.
•Accident Year Loss Ratio Excluding Catastrophes, Large Losses and Prior Year Reserve Movements: is a non-GAAP measure of the representation of the loss ratio excluding the impact of catastrophes, large losses and prior year reserve movements, and supports meaningful comparison between periods. Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements is calculated by dividing losses and loss adjustment expenses excluding catastrophes, large losses and prior year reserve movements by NPE excluding catastrophe-related reinstatement premiums.
•Underwriting Ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (third party) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio (third party).
•Combined Ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, Fidelis MGU commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

The table below reconciles our accident year loss ratio excluding catastrophes, large losses and prior year reserve movements to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Net premiums earned	$1,832.6	$1,500.5	$1,159.7
Catastrophe and large losses	215.3	378.9	389.6
Prior year favorable development	(62.9)	(22.1)	(9.6)
Attritional losses	546.4	473.4	316.8
Losses and loss adjustment expenses	698.8	830.2	696.8
Policy acquisition expenses (third party)	498.5	384.4	250.1
Fidelis MGU commissions(1)	225.3	—	—
General and administrative expenses	$82.7	$165.5	$130.7

Loss ratio	38.1%	55.3%	60.1%
Catastrophe and large loss impact on loss ratio	11.7%	25.3%	33.6%
Prior year loss reserve development impact on loss ratio	(3.4%)	(1.5%)	(0.8%)
Accident year loss ratio excluding catastrophes, large losses and prior year reserve movements	29.8%	31.5%	27.3%
Policy acquisition expenses ratio	27.2%	25.6%	21.6%
Underwriting ratio	65.3%	80.9%	81.7%
Fidelis MGU commissions ratio	12.3%	—%	—%
General and administrative expenses ratio	4.5%	11.0%	11.3%
Combined ratio	82.1%	91.9%	93.0%
__________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income and Comprehensive Income. For further details, see Item 18 Financial Statements, Note 15 (Related Party Transactions) to our audited consolidated financial statements.
Net Investment Return, Total Investment Return and Total Investment Return Percentage
•Net investment return: includes net realized and unrealized investment gains and losses and net investment income.
•Total investment return: includes net investment return plus unrealized gains and losses on available-for-sale investments.
•Net investment return percentage: is calculated as net investment return, divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return, divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).

The table below reconciles our net investment return, total investment return, net investment return percentage and total investment return percentage to net investment income for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Net realized and unrealized investment gains/(losses)	$4.9	$(33.7)	$13.5
Net investment income	119.5	40.7	20.6
Net investment return	124.4	7.0	34.1
Unrealized gains/(losses) on available-for-sale investments	82.4	(96.5)	(36.1)
Total investment return	206.8	(89.5)	(2.0)
Opening
Total investments	2,425.0	2,782.6	1,752.6
Cash and cash equivalents and restricted cash and cash equivalents	1,407.9	476.0	1,238.5
Derivative assets, at fair value	6.3	1.0	0.2
Accrued investment income	10.9	12.1	9.1
Investment assets pending settlement	2.0	0.5	0.5
Derivative liabilities, at fair value	—	(0.8)	(5.4)
Investment liabilities pending settlement	—	—	(21.9)
Net investible assets	3,852.1	3,271.4	2,973.6
Closing
Total investments	3,341.4	2,425.0	2,782.6
Cash and cash equivalents and restricted cash and cash equivalents	964.1	1,407.9	476.0
Derivative assets, at fair value	—	6.3	1.0
Accrued investment income	27.2	10.9	12.1
Investment assets pending settlement	2.2	2.0	0.5
Derivative liabilities, at fair value	(1.1)	—	(0.8)
Investment liabilities pending settlement	—	—	—
Net investible assets	4,333.8	3,852.1	3,271.4
Average investible assets	$4,093.0	$3,561.8	$3,122.5
Net investment return percentage	3.0%	0.2%	1.1%
Total investment return percentage	5.1%	(2.5%)	(0.1%)
Operating net income, ROAE and Operating ROAE
•Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of common shares excluding net gain on distribution of Fidelis MGU, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax (benefit)/expense on these items and the 2023 establishment of a net deferred tax asset related to the implementation of the Bermuda corporate income tax.
•Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
•Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE and Operating ROAE, for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Average common shareholders' equity	$2,213.3	$1,995.4	$1,995.1
Opening common shareholders' equity	1,976.8	2,013.9	1,976.2
Adjustments related to the Separation Transactions	(178.4)	—	—
Adjusted opening common shareholders’ equity	1,798.4	2,013.9	1,976.2
Closing common shareholders' equity	2,449.8	1,976.8	2,013.9
Adjusted average common shareholders' equity	2,124.1	1,995.4	1,995.1

Net income available to common shareholders	2,132.5	52.6	68.3
Adjustment for net gain on distribution of Fidelis MGU	(1,639.1)	—	—
Adjustment for net realized and unrealized investment (gains)/losses	(4.9)	33.7	(13.5)
Adjustment for net foreign exchange (gains)/losses	4.1	(6.8)	0.4
Adjustment for corporate and other expenses	4.1	20.5	2.7
Income tax (benefit)/expense (1)	(97.8)	(10.5)	0.8
Operating net income	$398.9	$89.5	$58.7

ROAE	96.3%	2.6%	3.4%
Operating ROAE	18.8%	4.5%	2.9%
__________________
(1)     Income tax (benefit)/expense on adjustments to net income available to common shareholders. The 2023 income tax benefit includes the establishment of a net deferred tax asset of $90.0 million related to the implementation of the Bermuda corporate income tax.

Results of Operations - 2023 to 2022
The following table sets forth the key items discussed in the consolidated results of operations section, and the period-over-period change, for the years ended December 31, 2023 and 2022.

	2023	2022	Change
Underwriting income	$327.3	$120.4	$206.9
Net realized and unrealized investment gains/(losses)	4.9	(33.7)	38.6
Net investment income	119.5	40.7	78.8
Other income	0.1	1.9	(1.8)
Net gain on distribution of Fidelis MGU	1,639.1	—	1,639.1
Corporate and other expenses	(4.1)	(20.5)	16.4
Net foreign exchange gains/(losses)	(4.1)	6.8	(10.9)
Financing costs	(35.5)	(35.5)	—
Income tax (expense)/benefit	85.3	(17.8)	103.1
Net income	$2,132.5	$62.3	$2,070.2
Underwriting Results
The improvement in our underwriting results in 2023 compared to 2022 was driven by premium growth in our Specialty segment together with significantly lower catastrophe and large losses. Catastrophe and large losses were $215.3 million, or 11.7 points on the combined ratio, in 2023, compared to $378.9 million, or 25.3 points on the combined ratio, in 2022. Our 2023 catastrophe and large losses primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, severe convective storms in the U.S. and Cyclone Gabrielle in New Zealand compared to our 2022 catastrophe and large losses related to the Ukraine Conflict, Hurricane Ian, Australia floods and European storms.
Underwriting Results by Segment
We classify our business into three segments: Specialty, Bespoke and Reinsurance.

The Specialty segment comprises a portfolio of Aviation and Aerospace, Energy, Marine, Property, Property D&F business and Other Specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and Other Bespoke risk transfer opportunities.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property Reinsurance, Retrocession and Whole Account reinsurance.
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	2023	2022	Change
Gross premiums written	$2,241.3	$1,616.2	$625.1
Reinsurance premium ceded	(775.8)	(558.8)	(217.0)
Net premiums written	1,465.5	1,057.4	408.1
Net premiums earned	1,203.3	849.4	353.9
Losses and loss adjustment expenses	(583.1)	(508.7)	(74.4)
Policy acquisition expenses (third party)	(289.1)	(189.4)	(99.7)
Underwriting income	$331.1	$151.3	$179.8

Loss ratio	48.5%	59.9%	(11.4) pts
Policy acquisition expense ratio	24.0%	22.3%	1.7 pts
Underwriting ratio	72.5%	82.2%	(9.7) pts
In 2023, our underwriting ratio in the Specialty segment improved by 9.7 points from 2022, which was primarily driven by a decrease in our loss ratio together with rate increases and improved pricing and terms and conditions.
In 2023, net premiums earned increased from 2022 primarily driven by an increase in net premiums written as a result of new business, strong renewals, and rate increases in the Property D&F, Marine and Aviation and Aerospace lines of business.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	2023	2022	Change
Attritional losses	$381.9	$300.9	$81.0
Catastrophe and large losses	160.9	218.8	(57.9)
(Favorable)/adverse prior year development	40.3	(11.0)	51.3
Losses and loss adjustment expenses	$583.1	$508.7	$74.4

Loss ratio - attritional losses	31.7%	35.4%	(3.7) pts
Loss ratio - catastrophe and large losses	13.5%	25.8%	(12.3) pts
Loss ratio - prior accident years	3.3%	(1.3)%	4.6 pts
Loss ratio	48.5%	59.9%	(11.4) pts
In 2023, our loss ratio in the Specialty segment improved by 11.4 points from 2022, which was primarily driven by a decrease in catastrophe and large losses together with improvement in our attritional loss ratio, partially offset by adverse prior year development in 2023.
The catastrophe and large losses in 2023 related primarily to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, losses from severe convective storms in the U.S., and other loss events in various lines of business including Property D&F, Energy, and Marine. This compared to 2022 catastrophe and large losses related to the Ukraine Conflict in our Aviation and Aerospace line of business, and Hurricane Ian in our Property D&F line of business.
The adverse prior year development for the year ended December 31, 2023 related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Property D&F and Aviation and Aerospace lines of business, and updated legal expense provisions in the reserve for the Ukraine Conflict. The favorable prior year development for the year ended December 31, 2022 resulted from better than expected loss experience.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	2023	2022	Change
Gross premiums written	$720.4	$795.7	$(75.3)
Reinsurance premium ceded	(304.4)	(229.1)	(75.3)
Net premiums written	416.0	566.6	(150.6)
Net premiums earned	375.6	384.4	(8.8)
Losses and loss adjustment expenses	(92.0)	(118.9)	26.9
Policy acquisition expenses (third party)	(140.4)	(135.3)	(5.1)
Underwriting income	$143.2	$130.2	$13.0

Loss ratio	24.5%	30.9%	(6.4) pts
Policy acquisition expense ratio	37.4%	35.2%	2.2 pts
Underwriting ratio	61.9%	66.1%	(4.2) pts
In 2023, our underwriting ratio in the Bespoke segment improved by 4.2 points from 2022, which was primarily driven by a decrease in our loss ratio.
In 2023, GPW decreased as we were more selective on new business written. The Bespoke market is weighted towards opportunities which are non-recurring, and a number of factors impacted our view of risk in this segment in 2023, including geopolitical instability, inflation and rising interest rates.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	2023	2022	Change
Attritional losses	$106.3	$93.3	$13.0
Large losses	20.4	54.5	(34.1)
Favorable prior year development	(34.7)	(28.9)	(5.8)
Losses and loss adjustment expenses	$92.0	$118.9	$(26.9)

Loss ratio - attritional losses	28.3%	24.3%	4.0 pts
Loss ratio - large losses	5.4%	14.1%	(8.7) pts
Loss ratio - prior accident years	(9.2)%	(7.5)%	(1.7) pts
Loss ratio	24.5%	30.9%	(6.4) pts
In 2023, our loss ratio in the Bespoke segment improved by 6.4 points from 2022 driven by lower large losses.
The large losses in 2023 related to two intellectual property losses in our Credit & Political Risk line of business. This compared to large losses in 2022 related to the Ukraine Conflict in our Credit & Political Risk line of business and a single loss in our Other Bespoke line of business.
The favorable prior year development in 2023 was driven by better than expected loss emergence across the majority of underlying lines of business. The favorable development in 2022 resulted from better than expected loss experience.

Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2023	2022	Change
Gross premiums written	$617.3	$606.2	$11.1
Reinsurance premium ceded	(362.2)	(371.8)	9.6
Net premiums written	255.1	234.4	20.7
Net premiums earned	253.7	266.7	(13.0)
Losses and loss adjustment expenses	(23.7)	(202.6)	178.9
Policy acquisition expenses (third party)	(69.0)	(59.7)	(9.3)
Underwriting income/(loss)	$161.0	$4.4	$156.6

Loss ratio	9.3%	76.0%	(66.7) pts
Policy acquisition expense ratio	27.2%	22.4%	4.8 pts
Underwriting ratio	36.5%	98.4%	(61.9) pts
In 2023, our underwriting ratio in the Reinsurance segment improved by 61.9 points from 2022 primarily driven by favorable prior year development and a reduction in catastrophe and large losses.
In 2023, net premiums earned decreased as 2022 benefited from the earnings of higher net premiums written in 2021.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	2023	2022	Change
Attritional losses	$58.2	$79.2	$(21.0)
Catastrophe and large losses	34.0	105.6	(71.6)
(Favorable)/adverse prior year development	(68.5)	17.8	(86.3)
Losses and loss adjustment expenses	$23.7	$202.6	$(178.9)

Loss ratio - attritional losses	22.9%	29.7%	(6.8) pts
Loss ratio - catastrophe and large losses	13.4%	39.6%	(26.2) pts
Loss ratio - prior accident years	(27.0)%	6.7%	(33.7) pts
Loss ratio	9.3%	76.0%	(66.7) pts
In 2023, our loss ratio in the Reinsurance segment improved by 66.7 points from 2022 driven by favorable prior year development, lower catastrophe and large losses and lower attritional losses.
The catastrophe losses in the Reinsurance segment for the year ended December 31, 2023 related to the Hawaii wildfires, severe convective storms in the U.S., and Cyclone Gabrielle in New Zealand, compared to prior year losses related to Hurricane Ian, Australian floods and European storms.
For the year ended December 31, 2023, favorable prior year development related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by benign claim experience on prior year accidents. For the year ended December 31, 2022, the adverse development was driven by deterioration on Hurricane Laura and the 2021 European Floods.
Other Underwriting Expenses
We do not allocate Fidelis MGU commissions or general and administrative expenses by segment.
Fidelis MGU Commissions
For the year ended December 31, 2023, our Fidelis MGU commissions were $225.3 million and comprise ceding commissions of $166.2 million and profit commissions of $59.1 million as part of the Framework Agreement effective from January 1, 2023. Fidelis MGU manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For further details, see Item 18 Financial Statements, Note 15 (Related Party Transactions) to our audited consolidated financial statements.

General and Administrative Expenses
For the year ended December 31, 2023, general and administrative expenses were $82.7 million (2022 - $165.5 million). The decreases were primarily related to the reduced headcount and related costs following the consummation of the Separation Transactions.
Net Realized and Unrealized Investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) include realized gains and losses on fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the year ended December 31, 2023, we had net realized and unrealized investment gains of $4.9 million compared with net realized and unrealized investment losses of $33.7 million in the prior year.
The net realized and unrealized investment gains for the year ended December 31, 2023, resulted from realized and unrealized gains on other investments, partially offset by net realized losses on sales of fixed maturity securities.
The net realized and unrealized investment losses in the year ended December 31, 2022 resulted primarily from a fall in value of our other investments caused by increases in interest rates, together with realized and unrealized losses on derivative instruments.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the year ended December 31, 2023 our net investment income was $119.5 million compared with $40.7 million in the prior year.
The increase in our net investment income in the year ended December 31, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio means that we are reinvesting at higher rates. During the year ended December 31, 2023 we invested $2.1 billion in fixed maturity available-for-sale securities with an average investment yield of 5.1%.
Net Gain on Distribution of Fidelis MGU
The net gain on distribution of Fidelis MGU of $1,639.1 million has been calculated as the fair value of Fidelis MGU of $1,775.0 million, less the net assets of Fidelis MGU of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Item 18, Note 3 (Separation Transactions) to our audited consolidated financial statements.
Corporate and Other Expenses
Corporate and other expenses include reorganization expenses and in 2022 warrant expenses. For the year ended December 31, 2023, corporate and other expenses were $4.1 million (2022 - $20.5 million).
Foreign Exchange Gains/(Losses)
At December 31, 2023 we held foreign exchange contracts with a notional amount of $9.7 million (December 31, 2022 - $44.0 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statement of Income and Comprehensive Income.
Financing Costs
Financing costs were $35.5 million in the year ended December 31, 2023 (2022 - $35.5 million). Our financing costs were similar in both periods as there was no change in our debt levels during the periods. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs, along with the costs associated with our letter of credit facilities as discussed in Item 18 Financial Statements, Note 14a (Commitments and Contingencies — Letter of Credit Facilities) to our audited consolidated financial statements.

Results of Operations - 2022 to 2021
The following table sets forth the key items discussed in the consolidated results of operations section, and the period-over-period change, for the years ended December 31, 2022 and 2021.

	2022	2021	Change
Underwriting income	$120.4	$82.1	$38.3
Net realized and unrealized investment gains/(losses)	(33.7)	13.5	(47.2)
Net investment income	40.7	20.6	20.1
Other income	1.9	1.0	0.9
Corporate and other expenses	(20.5)	(2.7)	(17.8)
Net foreign exchange gains/(losses)	6.8	(0.4)	7.2
Financing costs	(35.5)	(35.4)	(0.1)
Income tax expense	(17.8)	(0.4)	(17.4)
Net income	$62.3	$78.3	$(16.0)
Underwriting Results
2022 saw continued growth in our GPW to $3,018.1 million from $2,800.8 million in 2021, driven by our Bespoke and Specialty segments. Following another year of continued elevated catastrophe losses in 2021, we significantly reduced the 2022 GPW in our Reinsurance segment. Our combined ratio was slightly lower than the prior year, at 91.9% in 2022 compared to 93.0% in 2021. This was driven by a decrease in our Reinsurance segment loss ratio to 76.0% from 113.7%, partially offset by large losses of $135 million in relation to the Ukraine Conflict.
Underwriting Results by Segment
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	2022	2021	Change
Gross premiums written	$1,616.2	$1,121.0	$495.2
Reinsurance premium ceded	(558.8)	(363.4)	(195.4)
Net premiums written	1,057.4	757.6	299.8
Net premiums earned	849.4	534.5	314.9
Losses and loss adjustment expenses	(508.7)	(206.2)	(302.5)
Policy acquisition expenses	(189.4)	(109.0)	(80.4)
Underwriting income	$151.3	$219.3	$(68.0)

Loss ratio	59.9%	38.6%	21.3 pts
Policy acquisition expense ratio	22.3%	20.4%	1.9 pts
Underwriting ratio	82.2%	59.0%	23.2 pts
In 2022, our underwriting ratio in the Specialty segment increased by 23.2 points from 2021, which was primarily driven by an increase in catastrophe and large losses partially offset by rate increases and improved pricing and terms and conditions.
In 2022, net premiums earned increased from 2021 driven by a continued growth in GPW primarily as a result of taking advantage of market dislocation on new business, which gave us the opportunity to maintain improved pricing and preferential terms and conditions on both our Specialty renewal book and new business. The largest increases in 2022 came from the Marine and Aviation and Aerospace lines of business.

The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	2022	2021	Change
Attritional losses	$300.9	$139.2	$161.7
Catastrophe and large losses	218.8	85.0	133.8
Favorable prior year development	(11.0)	(18.0)	7.0
Losses and loss adjustment expenses	$508.7	$206.2	$302.5

Loss ratio - current year	61.2%	42.0%	19.2 pts
Loss ratio - prior accident years	(1.3)%	(3.4)%	2.1 pts
Loss ratio	59.9%	38.6%	21.3 pts
In 2022, our loss ratio in the Specialty segment increased by 21.3 points from 2021 driven by an increase in our catastrophe and large losses.
The catastrophe and large losses in 2022 related primarily to the Ukraine Conflict.
The favorable prior year development for the years ended December 31, 2022 and 2021 resulted from better than expected loss experience.
Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	2022	2021	Change
Gross premiums written	$795.7	$595.3	$200.4
Reinsurance premium ceded	(229.1)	(156.2)	(72.9)
Net premiums written	566.6	439.1	127.5
Net premiums earned	384.4	256.5	127.9
Losses and loss adjustment expenses	(118.9)	(71.4)	(47.5)
Policy acquisition expenses	(135.3)	(83.9)	(51.4)
Underwriting income	$130.2	$101.2	$29.0

Underwriting Ratios
Loss ratio	30.9%	27.8%	3.1 pts
Policy acquisition expense ratio	35.2%	32.7%	2.5 pts
Underwriting ratio	66.1%	60.5%	5.6 pts
In 2022, our underwriting ratio in the Bespoke segment increased by 5.6 points from 2021 driven by an increase in large losses.
In 2022, net premiums earned increased from 2021 primarily due to increase in premium volumes resulting from additional current-year warranty deals and new opportunities in our bespoke intangibles line of business.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	2022	2021	Change
Attritional losses	$93.3	$68.5	$24.8
Large losses	54.5	24.1	30.4
Favorable prior year development	(28.9)	(21.2)	(7.7)
Losses and loss adjustment expenses	$118.9	$71.4	$47.5

Loss ratio - current year	38.4%	36.1%	2.3 pts
Loss ratio - prior accident years	(7.5)%	(8.3)%	0.8 pts
Loss ratio	30.9%	27.8%	3.1 pts
In 2022, our loss ratio in the Bespoke segment increased by 3.1 points from 2021 which was primarily driven by losses associated with the Ukraine Conflict.

The favorable prior year development for the years ended December 31, 2022 and 2021 resulted from better than expected loss experience.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2022	2021	Change
Gross premiums written	$606.2	$1,084.5	$(478.3)
Reinsurance premium ceded	(371.8)	(674.6)	302.8
Net premiums written	234.4	409.9	(175.5)
Net premiums earned	266.7	368.7	(102.0)
Losses and loss adjustment expenses	(202.6)	(419.2)	216.6
Policy acquisition expenses	(59.7)	(57.2)	(2.5)
Underwriting income/(loss)	$4.4	$(107.7)	$112.1

Underwriting Ratios
Loss ratio	76.0%	113.7%	(37.7) pts
Policy acquisition expense ratio	22.4%	15.5%	6.9 pts
Underwriting ratio	98.4%	129.2%	(30.8) pts
In 2022, our underwriting ratio in the Reinsurance segment improved by 30.8 points from 2021, which was primarily driven by a decrease in our catastrophe and large losses.
In 2022, net premiums earned decreased from 2021, as we focused on optimizing our portfolio to respond to our views on climate change and the adequacy of catastrophe pricing.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	2022	2021	Change
Attritional losses	$79.2	$109.1	$(29.9)
Catastrophe and large losses	105.6	280.5	(174.9)
Adverse prior year development	17.8	29.6	(11.8)
Losses and loss adjustment expenses	$202.6	$419.2	$(216.6)

Loss ratio - current year	69.3%	105.7%	(36.4) pts
Loss ratio - prior accident years	6.7%	8.0%	(1.3) pts
Loss ratio	76.0%	113.7%	(37.7) pts
In 2022, our loss ratio in the Reinsurance segment decreased by 37.7 points from 2021 driven by a decrease in our catastrophe and large losses.
The catastrophe and large losses in 2022 related primarily to Hurricane Ian in the Property Reinsurance line of business. This compared to 2021 catastrophe and large losses related to Winter Storm Uri, Hurricane Ida, and Storm Bernd.
The adverse prior year development for the year ended December 31, 2022 was driven by deterioration on Hurricane Laura and the 2021 European Floods. The adverse development for the year ended December 31, 2021 was driven by deterioration on Hurricane Laura and the Mid-West Derecho.
Other Underwriting Expenses
We do not allocate general and administrative expenses by segment.
General and Administrative Expenses
For the year ended December 31, 2022, general and administrative expenses were $165.5 million (2021 - $130.7 million). The increase was caused primarily by higher employment and related costs, and additional professional fees.

Net Realized and Unrealized investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) includes realized gains and losses on fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the year ended December 31, 2022, we had net realized and unrealized investment losses of $33.7 million compared with net realized and unrealized investment gains of $13.5 million for the year ended December 31, 2021.
The net realized and unrealized investment losses in the year ended December 31, 2022 resulted primarily from a fall in value of our other investments caused by increases in interest rates, together with realized and unrealized losses on derivative instruments.
The net realized and unrealized investment gains in the year ended December 31, 2021 were primarily attributable to positive returns on equity and commodity-linked structured notes as economic conditions improved following the lifting of COVID-19 restrictions.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the year ended December 31, 2022, our net investment income was $40.7 million compared with $20.6 million in the prior year.
The increase in our net investment income in the year ended December 31, 2022 was due to an increase in average investible assets together with increases in interest rates during 2022.
Corporate and Other Expenses
Corporate and other expenses include reorganization expenses and warrant expenses. For the year ended December 31, 2022, corporate and other expenses were $20.5 million (2021 - $2.7 million).
Foreign Exchange Gains/(Losses)
At December 31, 2022, we held foreign exchange contracts with a notional amount of $44.0 million (December 31, 2021 - $3.5 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statement of Income.
Financing Costs
Financing costs were $35.5 million in the year ended December 31, 2022 (2021 - $35.4 million). Our financing costs were similar in both periods as there was no change in our debt levels during the periods. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs, along with the costs associated with our letter of credit facilities as discussed in Note 14a (Commitments and Contingencies — Letter of credit facilities) to our audited consolidated financial statements.
B. Liquidity and Capital Resources
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long- term cash requirements of its business operations. Management monitors the liquidity of FIHL and of each of our operating insurance subsidiaries. As a Bermuda holding company, FIHL relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, and dividends to the holders of our common shares and preference securities, if any.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at December 31, 2023.
During the year ended December 31, 2023, FIHL received dividends from subsidiaries of $110.0 million.
Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by the operating insurance subsidiaries, sufficient to appropriately satisfy the liquidity requirements of FIHL.
On an ongoing basis, the operating insurance subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest and dividends, and to purchase new investments. The potential for individual large claims and for accumulations of claims from any given single event(s) means that substantial and unpredictable payments may need to be made within relatively short periods of time.
The operating insurance subsidiaries held $598.6 million and $1,031.5 million of unrestricted cash and unrestricted short-term investments at December 31, 2023 and 2022, respectively. Management monitors the value, currency and duration of cash and investments held by the operating insurance subsidiaries to ensure they are able to meet their (re)insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity at December 31, 2023 and for the foreseeable future.
For all material currencies in which our (re)insurance business is written, we seek to ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without having to liquidate long-term investments and adversely affect our investment return. This follows the matching principle that matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a significant loss to maintain sufficient levels of liquidity.
The liquidity of the operating insurance subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons.
The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Regulatory and client trusts and deposits:
Affiliated transactions	$1,034.1	$531.1
Third party	391.6	391.2
Letters of credit	173.0	253.3
Total restricted assets	$1,598.7	$1,175.6
Total as percentage of investible assets	36.9%	30.5%
We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.
The principal capital management transactions undertaken during the year ended December 31, 2023 were as follows:
•In connection with the completion of the Separation Transactions, 2,359,517 common shares were issued upon the exercise, on a cashless basis, net settled for employee taxes, of vested restricted stock units (“RSUs”) outstanding under our previous Non-Qualified Share Option Plans adopted as of June 9, 2015 and as of November 8, 2028, each as amended.
•In connection with the completion of the Separation Transactions, 11,194,164 common shares were issued upon the exercise of our “in the money” warrants, exercised on a cashless basis at their respective exercise price and net settled for employee taxes. Of these, 4,571 common shares were issued as a result of the exercise of leaver warrants.
•In connection with the completion of the IPO, 15,000,000 Common shares were sold upon the exercise, at an offering price of $14.00 per common share. Net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Of these, 7,142,857 common shares were sold by Fidelis and 7,857,143 common shares were sold by certain selling shareholders.
•On December 21, 2023, we announced that our Board approved the adoption of a common share repurchase program of up to $50.0 million of Fidelis’ common shares. During the year ended December 31, 2023, we did not repurchase any of our common shares.
Preference Securities: At December 31, 2023, FIHL had 5,835 Series A Preference Securities outstanding that are classified in our balance sheet as debt.
Long-Term Debt: At December 31, 2023, FIHL had $448.2 million in debt outstanding. Such debt is comprised of the Senior Notes, and the Subordinated Notes. Other than the Series A Preference Securities and the Notes, FIHL has no material debt outstanding.
Dividend Payments to the Preference Security Holders: During the year ended December 31, 2023, we paid $5.2 million (2022 - $5.3 million, 2021 - $5.3 million) of cash dividends on a quarterly basis to our preference security holders.
Access to Capital: Our business operations are in part dependent on our financial strength and the opinions of the independent rating agencies thereof. We believe our financial strength provides us with the flexibility and capacity to obtain funds through debt or equity financing as required from the public and private markets. Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions, and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions.
Inflation: We consider the effects of inflation in pricing our contracts and policies through modeled components such as demand surge. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	2023	2022	2021
Net cash provided by operating activities	$495.2	$741.4	$345.8
Net cash provided by/(used in) investing activities	(834.9)	215.9	(1,085.5)
Net cash used in financing activities	(106.9)	(16.2)	(18.2)
Effect of exchange rate changes on foreign currency cash	2.8	(9.2)	(4.6)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	$(443.8)	$931.9	$(762.5)
Cash flows from operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss expenses, and the payment of premiums to reinsurers. The change in cash flows provided by operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to timing of the collection of premiums and the prepayment of commissions to Fidelis MGU in 2023. The increase in net cash provided by operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to continued growth in our business partially offset by claims activity. Our cash and cash equivalents (including restricted cash and cash equivalents) increased significantly at December 31, 2022 from December 31, 2021, primarily due to us holding significant cash in advance of the Separation Transactions.
Cash used in investing activities for the year ended December 31, 2023 reflected the use of cash to purchase available-for-sale at attractive investment yields, partially offset by the proceeds from the sales and maturities of available-for-sale securities. Cash provided by investing activities for the year ended December 31, 2022 reflected the proceeds from the sales and maturities of available-for-sale securities, partially offset by purchases of available-for-sale securities. Cash used in investing activities for the year ended December 31, 2021 reflected significant purchases of available-for-sale securities.
Cash used in financing activities in the year ended December 31, 2023 primarily consisted of a cash outflow of $105.5 million from disposal of Fidelis MGU, $50.6 million of employer tax on restricted share units and $34.1 million of cumulative dividends on warrants, partially offset by net proceeds from the IPO of $89.4 million. Cash used in financing activities in the year ended December 31, 2022 consisted of the purchase of non-controlling interests. Cash used in financing activities in the year ended December 31, 2021 consisted of the disposal of a subsidiary.
Letter of Credit Facilities
The following table summarizes the outstanding letters of credit at December 31, 2023:

	December 31, 2023
Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$200.0	$133.8	$44.2
Citibank N.A. London Branch	70.0	52.3	55.2
Barclays Bank	140.0	84.3	37.7
Bank of Montreal	140.0	68.2	35.9
Total	$550.0	$338.6	$173.0
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
In the year ended December 31, 2023 and the January 2024 renewal period, the insurance and reinsurance market environment experienced a continued period of sustained hard market conditions, structural enhancements and improvement of terms and conditions. We believe that the trend of hard market conditions will persist through 2024, due to (among other factors) climate change, economic and social inflation, geopolitical uncertainties and inadequate industry casualty reserving (which casualty reserving does not affect Fidelis, as historically Fidelis has not written any traditional casualty classes). We consider that these market trends and conditions have led to a compelling dislocated underwriting opportunity in numerous specialty lines which we underwrite.
Over the course of the past decade, Fidelis has established itself as a market leader, creating a strong highly diversified and innovative portfolio focused on three segments – Specialty, Bespoke and Reinsurance. We believe that we are well placed to take advantage of the current market environment, given our strategic focus on: profitable underwriting, while maintaining flexibility to manage through the cycle; efficient operations, by sustaining strong alignment with strategic partners, such as Fidelis MGU, and delivering a diversified portfolio across our targeted classes of business; actively managing capital through the cycle; and maintaining a relatively conservative investment portfolio earning attractive market yields.
For a discussion of known trends, uncertainties and other events that have impacted or may have a material impact on the Group, see Item 5.A. Operating Results. See also Explanatory Note “Cautionary Note Regarding Forward-Looking Statements” and Item 3.D. Risk Factors for a discussion of risks affecting the Group and its business, including certain conditions referenced above such as climate change, economic and social inflation and geopolitical uncertainties.
E. Critical Accounting Estimates
The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to written and earned premiums, reserves for losses and loss adjustment expenses, reinsurance balances recoverable on reserves for losses and loss adjustment expenses, fair value measurements of fixed maturity investments, available-for-sale, and income tax expense. We base our estimates on historical experience, where possible, and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be material. We believe that the significant accounting policies set forth in Item 18 Financial Statements, Note 2 (Significant Accounting Policies) to our audited consolidated financial statements affect significant estimates used in the preparation of our audited consolidated financial statements as set out in more detail below.
Written and earned premiums
Insurance premiums can be written on a fixed premium basis or proportional basis. Some of our fixed premium policies are written through managing general agents (“MGAs”), third parties granted authority to bind risks on our behalf in accordance with underwriting guidelines. For these contracts, premiums are recorded based on monthly statements received from MGAs or best estimates based on historical experience. We also write insurance business on a line slip or proportional basis, where we assume an agreed portion of the premiums and losses of a particular risk or group of risks along with unrelated insurers. Premiums for these policies are estimated at inception based on estimates provided by clients through brokers. We review such estimates on a quarterly basis and any adjustments are recognized in the period in which they are determined.
Reinsurance contracts provide cover to cedants on an excess of loss or proportional basis. Excess of loss contracts typically include minimum or deposit premiums. For such contracts, minimum or deposit premiums are generally considered to be the best estimate of premiums at the inception of the contract. The minimum or deposit premium is usually adjusted at the end of the contract period to reflect changes in the underlying risks during the contact period. Any adjustments to minimum or deposit premiums are recognized in the period in which they are determined. For proportional reinsurance contracts, premiums are recognized at the inception of the policy based on estimates received from the cedant or broker. These estimates take into account our experience with the ceding companies, familiarity with each market and line of business, and management’s judgment on the volume of business ceded to us. Such premium estimates are reviewed on a quarterly basis, and updated when estimates are changed or actual amounts are determined.
We record premiums written upon inception of the policy. Premiums written are earned on a basis consistent with risks covered over the period during which the coverage is provided. Fixed premium policies and excess of loss reinsurance contracts are earned consistent with the risks covered over the term of the contract, which is generally 12 months. Proportional insurance and reinsurance contracts are generally written on a “risks attaching” basis, covering claims that relate to the underlying policies written during the terms of these contracts. As the underlying business incepts throughout the contract term which is typically one year, and the underlying business typically has a one-year coverage period, these premiums are generally earned over a 24-month period. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premiums on the Consolidated Balance Sheets.
Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.
Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period. We only defer acquisition costs incurred that are directly attributable to the successful acquisition of new or renewal insurance contracts, including commissions to agents and brokers and premium taxes. All other acquisition-related expenses, including indirect costs, are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.
We evaluate premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future losses and loss adjustment expenses and acquisition costs.
Reserves for losses and loss adjustment expenses
Our liability for losses and loss adjustment expenses includes reserves for reported claims and for losses incurred but not reported. These estimates are net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by Fidelis as incurred.
Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency which may vary significantly as claims are settled. We estimate ultimate losses using various actuarial methods as well as our own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined. For further discussion of the actuarial methodologies utilized to perform our losses and loss adjustment expenses reserving analysis, see Item 18 Financial Statements, Note 10 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements.
Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of losses and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different.
The breakdown of gross reserves between outstanding claims and IBNR for the relevant period end was as follows:

	December 31, 2023	December 31, 2022
Gross outstanding	$1,016.3	$795.1
Gross IBNR	1,432.6	1,250.1
Gross Reserves	$2,448.9	$2,045.2
% IBNR	58%	61%
Potential Variability in Loss Reserves: The tables below summarize the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our loss reserves, net of reinsurance balances recoverable on unpaid losses and loss adjustment expenses for our segments at December 31, 2023. The scenarios in these tables summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2023, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2023, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our IBNR reserves, on a net basis and across all accident years.
Each of the impacts summarized in the tables below is estimated individually and without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts and add them together to estimate total volatility. While we believe the variations in the expected loss ratios and loss development patterns presented could be reasonably expected, our own historical data regarding variability is generally limited and actual variations may be greater or less than these amounts. It is also important to note that the variations are not meant to be a “best-case” or “worst-case” series of scenarios and, therefore, it is possible that future variations in our loss reserves may be more or less than the amounts set forth below. While we believe that these are reasonably likely scenarios, we do not believe this sensitivity analysis should be considered an actual reserve range.

	December 31, 2023
Development Pattern
Increase/(decrease) in loss reserves, net	5% Lower	Unchanged	5% Higher
Reinsurance
6 Months Shorter	(25.8)	(24.8)	(23.8)
Unchanged	(3.4)	—	3.4
6 Months Longer	26.6	32.0	37.5
Specialty
6 Months Shorter	(97.0)	(81.2)	(65.3)
Unchanged	(21.3)	—	21.2
6 Months Longer	106.9	138.9	171.1
Bespoke
6 Months Shorter	(49.2)	(36.0)	(22.7)
Unchanged	(16.3)	—	16.1
6 Months Longer	3.3	21.4	39.6
Total
6 Months Shorter	(172.0)	(142.0)	(111.8)
Unchanged	(41.0)	—	40.7
6 Months Longer	136.8	192.3	248.2
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses
We seek to reduce the risk of net losses on business written and manage our capital by ceding certain risks and exposures to other reinsurers. We purchase reinsurance protection to limit losses from catastrophic events and to reduce loss aggregation risk. Outwards reinsurance contracts do not relieve us of our primary obligation to insureds. Consequently, we are exposed to credit risk associated with reinsurance recoverable on reserves for losses and loss adjustment expenses.
The recognition of reinsurance recoverable requires two estimates:
•The most significant estimate is the amount of loss reserves to be ceded to our reinsurers. This amount consists of reinsurance recoverable related to reported claims and losses incurred but not reported. This estimate is developed as part of our loss reserving process and its estimation is subject to similar risks and uncertainties as the estimation of our reserves for losses and loss adjustment expenses.
•The second estimate is the amount of reinsurance recoverable that we believe will not be collected from reinsurers. All our reinsurance premiums ceded have been placed with reinsurers that are rated “A-” or higher by A.M. Best or S&P, other than four reinsurers that are rated “B++”. Where an insurer does not have a credit rating, the Group generally receives collateral, including letters of credit and trust accounts. At December 31, 2023, the allowance for expected credit losses was $1.3 million (December 31, 2022: $1.0 million). We have not written off any significant reinsurance recoverable balances in the last three years.
Fair value measurements of fixed maturity investments, available-for-sale
Our fixed maturity securities portfolio compromises of U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities. Investments in fixed maturity securities are reported at estimated fair value in our audited consolidated financial statements. The methods used to determine fair value of our fixed maturity securities are described in Item 18 Financial Statements, Note 6 (Fair Value Measurements) to our audited consolidated financial statements.
FASB ASC Topic 820-10 specifies a fair value hierarchy that prioritizes the inputs to the respective valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to valuation techniques that use at least one significant input that is unobservable (Level 3).
In order to determine if a market is active or inactive for a security, we consider a number of factors, including, but not limited to, the frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions.
At December 31, 2023, we classified $nil (December 31, 2022: $nil) of our fixed maturity securities at fair value on a recurring basis using level 3 inputs.

Income tax expense
Deferred tax assets and liabilities result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of our assets and liabilities. Such temporary differences are primarily due to net operating losses carried forward, and with respect to the implementation of the Bermuda corporate income tax, differences between the U.S. GAAP basis and tax basis of unearned premiums, reserves for losses and loss adjustment expenses, and intangible assets. The effect on deferred tax assets and liabilities of a change in tax laws or tax rates is recognized in the period in which the change is enacted. A valuation allowance is recorded against deferred tax assets where the Group considers that it is more likely than not that these assets will not be recovered against future taxable income from each tax-paying entity in each tax jurisdiction. Significant judgments, assumptions and estimates which are inherently subjective are required in determining income tax expense, the deferred tax impact of a change in laws, and valuation allowances.
At December 31, 2023, we recorded a net deferred tax asset of $129.0 million and valuation allowance of $2.2 million (2002: $58.5 million and $2.2 million, respectively). The most significant component of the net deferred tax asset at December 31, 2023 was related to the enactment of corporate income tax in Bermuda, as discussed in Item 18 Financial Statements, Note 20 (Income Taxes) of our audited consolidated financial statements. The Bermuda Corporate Income Tax Act 2023 (“Bermuda CIT Act”) allows companies to elect to calculate an Economic Transition Adjustment (“ETA”) based on the fair value of the assets and liabilities of FIBL at September 30, 2023. Under the Bermuda CIT Act, fair value is as defined under U.S. GAAP. The ETA deferred tax asset is expected to be utilized over a fifteen year period, with 99% of the deferred tax asset utilized by December 31, 2034.
The deferred tax asset on the ETA comprises fair value adjustments for intangible assets, reserves for losses and loss adjustment expense, and unearned premiums. The fair values were estimated using a multi-period excess earnings model and discounted cash flow model. The most significant assumptions utilized in the models included the future revenue and profits of FIBL, the discount rates, and the levels of capital that a market participant would require to underwrite the business.
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The 2021 to 2022 are tax years open to examination in the U.K. FIID is tax resident in the Republic of Ireland. The 2019 to 2022 are tax years open to examination in Ireland. As of the date of this report, we do not expect the resolution of these open years to have a significant impact on our results of operations or financial condition.
At December 31, 2023, the Group had unrecognized tax benefits of $75.0 million.

Item 6. Directors, Senior Management and Employees
A.Directors and senior management
The following are the directors and senior managers of the Group as of the date of this report.

Name	Position	Date Appointed to Role
Helena Morrissey	Chair and Non-Executive Director	January 3, 2023
Daniel Burrows	Group Chief Executive Officer and Executive Director	January 3, 2023
Allan Decleir	Group Chief Financial Officer and Executive Director	January 3, 2023
Matthew Adams	Non-Executive Director	October 25, 2023
Daniel Brand	Non-Executive Director	July 26, 2021
Charles Collis	Non-Executive Director	May 15, 2023
Christine Dandridge	Non-Executive Director	October 25, 2023
Cathy Iberg	Non-Executive Director	November 2, 2016
Daniel Kilpatrick	Non-Executive Director	November 15, 2022
Dana LaForge	Non-Executive Director	March 19, 2021
Hinal Patel	Non-Executive Director	January 3, 2023
Warrick Beaver	Group Chief People Officer	March 1, 2023
Denise Brown-Branch	Group Chief Operating Officer	January 3, 2023
Ian Houston	Group Chief Underwriting Officer	January 16, 2023
Michael Pearson	Group Chief Risk Officer	January 3, 2023
Jonathan Strickle	Group Chief Actuarial Officer	January 3, 2023
Janice Weidenborner	Group Chief Legal Officer	January 23, 2023
Biographical Information
Biographical information on our directors and senior managers is set forth below.
Directors
Baroness Helena Morrissey DBE. Baroness Morrissey has held the position of chair of the Board since January 3, 2023. She has over three decades of experience in the financial services sector and has served in several leadership roles throughout her career. In addition to acting as chair of the Board of Fidelis, Baroness Morrissey currently holds the position of director on the boards of a number of other organisations. Since February 2023, Baroness Morrissey has acted as chair of the Board of Altum Group. She also serves as an advisory board member of All Perspectives Ltd, Edelman Communications, Anthemis and UK Fintech Growth Fund and is chair of the Nominations and Governance Committee of McKinsey Investment Office. Prior to her current positions, Baroness Morrissey was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Between January 2020 and May 2021, Baroness Morrissey was a non-executive director of St James’ Place. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. From 2001 to 2016, she was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Other prior experience includes: chair of the Investment Association from July 2013 to May 2017; founder of the 30% Club campaign; non-executive director of Green Park Limited from August 2020 to March 2023; and non-executive director of the board of AJ Bell plc from July 2021 to April 2023, acting as chair of the board from January 2022 to April 2023. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation and a fellow and Chair of the Endowment Committee of Eton College. Baroness Morrissey has served as a director of Helena Morrissey Ltd since February 2017. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector.
Daniel Burrows. Mr. Burrows has been a director of FIHL since April 2022 and has held the position of Group Chief Executive Officer of FIHL since January 3, 2023. He is also Chief Underwriting Officer of FIBL and an executive director of FIBL. Mr. Burrows joined Fidelis in 2015. Prior to joining Fidelis, Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.
Allan Decleir. Mr. Decleir has held the position of Group Chief Financial Officer of FIHL since January 3, 2023. Mr. Decleir is also Chief Executive Officer of FIBL and an executive director of FIBL. Prior to assuming these executive positions, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has over 27 years of experience in the (re)insurance industry. From June 2015 to December 2022, Mr. Decleir was an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings, Ltd. (“Platinum”) from June 2010 until March 2015, overseeing SEC, financial and regulatory reporting. He first joined Platinum’s Class 4 reinsurance subsidiary, Platinum Underwriters Bermuda, Ltd. (“Platinum Bermuda”), in 2003, and, from 2005 until his promotion to Platinum’s Group CFO, served as Senior Vice President and Chief Financial Officer. Prior to joining Platinum Bermuda, Mr. Decleir was the Chief Financial Officer of Stockton Reinsurance Limited from June 1996 to May 2003. He began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir was granted a National Association of Corporate Directors governance fellowship in 2017 and achieved the “Directorship Certified” designation in 2022, and earned the Associate in Reinsurance designation from the Insurance Institute of America in 2000. Mr. Decleir holds a Bachelor of Business Administration from Wilfrid Laurier University and is a Chartered Professional Accountant (Chartered Accountant). We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries.
Matthew Adams. Mr. Adams has held the position of non-executive director of FIHL since October 25, 2023. Mr. Adams built a long-standing practice with PricewaterhouseCoopers ("PwC"), largely concentrated in the insurance industry. He served as a lead account partner for PwC, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Mr. Adams retired from PwC in June 2023, following a 38-year career with the firm. Mr. Adams’ leadership of PwC’s U.S. Insurance Practice has exposed him to many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of leading a large, quickly growing business. Mr. Adams has participated in numerous audit and other board committee meetings during his career, providing broad perspectives on board governance priorities. Mr. Adams earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania, and is a certified public accountant in New York. Mr. Adams will serve on the Board’s Audit Committee. We believe Mr. Adams is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting, audit and corporate governance background in the insurance sector.
Daniel Brand. Mr. Brand is the CVC non-executive director nominee of FIHL and has held this position since July 2015. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co-leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of CFGI, Medrisk, Republic, Teneo and Worldwide Express. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Charles Collis. Mr. Collis has held the position of non-executive director of FIHL since May 15, 2023. Mr. Collis is a director of Conyers Dill & Pearman (“Conyers”). Mr. Collis works in the corporate department of the Bermuda office of Conyers and headed up the Bermuda Insurance Practice for more than fifteen years. Mr. Collis joined Conyers in 1990 and became a partner in 1998. Mr. Collis specializes in insurance and reinsurance, advising on corporate and regulatory matters. Mr. Collis holds a Bachelor of Laws from University College London and a Bachelor of Arts from the University of Toronto. We believe Mr. Collis is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive legal background and experience in the insurance industry.
Christine Dandridge. Ms. Dandridge has held the position of non-executive director of FIHL since October 25, 2023.Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Ms. Dandridge began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. Ms. Dandridge was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part of numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently acts as non-executive director on the boards of Equitas Limited, Hive Underwriting Limited, Managing Agency Partners Limited and Track My Risks Ltd. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute. Ms. Dandridge will serve on the Board’s Risk Committee. We believe Ms. Dandridge is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her extensive underwriting background and executive leadership and directorial experience in the insurance sector.
Cathy Iberg. Ms. Iberg has held the position of non-executive director of FIHL since November 2, 2016. Ms. Iberg is Vice President of Investments at the St David’s Foundation, a charitable foundation dedicated to providing and supporting nonprofit health-related programs in the US, including the largest scholarship program in Texas for aspiring health professionals, and the largest mobile dental program in the country. Ms. Iberg joined the St David’s Foundation in December 2015. Prior to her role at the Foundation, Ms. Iberg was UTIMCO’s (University of Texas Investment Management Company) President and Deputy CIO and retired in August 2014. At UTIMCO she was responsible for investment oversight of $30 billion in investment assets in addition to the management of public equity, fixed income and hedge fund investments. Her employment with the organization dates back to April of 1991 when she joined the U.T. System Office of Asset Management, the predecessor to UTIMCO. Previous to joining U.T. System, Ms. Iberg practiced in the area of public accounting for 15 years. She has a B.Sc. degree in accounting from the Southern Illinois University and was a Certified Public Accountant. We believe Ms. Iberg is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her financial accounting background and executive leadership experience in the investments sector.
Daniel Kilpatrick. Mr. Kilpatrick is the Crestview director nominee and has held this position since November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Protect My Car, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Dana LaForge. Mr. LaForge is the Pine Brook director nominee and has held this position since March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on the boards of directors of Amedeo Capital Limited, Belmont Green Limited, Fair Square Financial Holdings LLC, Talcott Resolution, Ayndicate Holding Corp., and Clear Blue Financial Holdings. He also serves as a chairman of the board of a venture philanthropy fund, the Myeloma Investment Fund. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin-out from Deutsche Bank created to manage a private equity portfolio. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank, Alex Brown and its predecessor companies, Bankers Trust and BT Alex. Brown, also serving as the head of the North American financial institutions group in investment banking. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Hinal Patel. Mr. Patel is the MGU HoldCo director nominee. Mr. Patel acted as Group Chief Actuary of Fidelis from September 2015 to July 2017 and as Group Chief Financial Officer of Fidelis from July 2017 until January 3, 2023, following which Mr. Patel left Fidelis to become the Chief Financial Officer of the MGU HoldCo. Mr. Patel has held the position of non-executive director of FIHL since January 3, 2023. During his time as Group Chief Financial Officer of Fidelis, Mr. Patel was responsible for the finance, investment, actuarial and corporate finance functions. Prior to joining Fidelis, Mr. Patel spent 12 years at Catlin, where he served in a variety of positions, including Bermuda Chief Actuary overseeing actuarial, catastrophe modelling and capital functions for the Bermuda entity. Prior to joining Catlin, Mr. Patel worked at a number of actuarial consultancies and has over 20 years of experience. Mr. Patel graduated from the London School of Economics and is also Fellow of the Institute of Actuaries. We believe Mr. Patel is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the insurance industry.
Senior Management
Warrick Beaver. Mr. Beaver became Chief People Officer of Fidelis in March 2023. Prior to that, Mr. Beaver worked as Head of HR at Fidelis, which he joined in August 2022 and, following the completion of the Separation Transactions, Fidelis MGU. From March 2019 until July 2022, Mr. Beaver was an independent consultant for Stonehouse HCC Ltd, providing management consulting services to private equity-backed specialty (re)insurance brokers. Prior to that, Mr. Beaver worked for Thomson Reuters Corporation from November 2010 to December 2018, where he held a number of global Head of HR positions, as well as Managing Director of the Global Financial Crime and Reputational Risk Proposition and Modern-Day Slavery Initiative from November 2014. Mr. Beaver began his career in 1995, taking on various HR leadership positions in South Africa, the United States and the United Kingdom. Mr. Beaver graduated with a Bachelor of Arts (Psychology) from University of the Witwatersrand in 1994 and in 2001 became a Chartered Member of the Institute of Personnel and Development.

Denise Brown-Branch. Ms. Brown-Branch has held the position of Chief Operating Officer of Fidelis since July 2021. Ms. Brown-Branch is also CEO of FUL and an executive director of FUL. Before becoming Group Chief Operating Officer, Ms. Brown-Branch served in the roles of Strategic Program Manager (as an independent contractor from July 2015 to September 2020) and Director of Operations (from September 2020 to June 2021) within the Group. Ms. Brown-Branch has over 25 years of experience in strategic program delivery and business change management. Prior to joining Fidelis, Ms. Brown-Branch was a consultant at Bluefin Solutions from August 2011 to July 2015 where she managed a program of work for Catlin Insurance. Ms. Brown-Branch began her career in the consumer goods industry, where she focused on marketing, IT and global service delivery. Ms. Brown-Branch holds an MBA from Northeastern University and Bachelor of Science degrees in Accounting and Information Systems from Virginia Commonwealth University. She is also certified as a project management professional by the Project Management Institute.
Ian Houston. Mr. Houston joined Fidelis as Group Chief Underwriting Officer on January 16, 2023. Mr. Houston has over two decades of experience in the insurance industry. Prior to joining FIHL, from January 2018 until January 2023, Mr. Houston was general manager of Partner Re Europe. From August 2010 until April 2016, he was Deputy Head of Specialty Lines and Chief Underwriting Officer at PartnerRe. In this role, he was responsible for the strategy, risk appetite framework, portfolio shaping, and transaction referrals for the specialty lines portfolio. Mr. Houston began his career at various insurance carriers in the late 1980s in London. He is an associate of Chartered Insurance Institute and has attended various training courses such as the ZFS EXED Training course at IBM in Lausanne and Converium's Executive Management course in Vitznau and Washington D.C. and Henley Business School. Mr. Houston holds a BA.Hons degree in Business Studies from South Bank University.
Michael Pearson. Mr. Pearson became Group Chief Risk Officer of Fidelis on January 3, 2023. Prior to this, Mr. Pearson was a consultant to FUL from May 2022, a senior independent non-executive director of FUL from October 2015 to December 2020 and chairman of the FUL board from January 2021 until January 2023. He has over 35 years of experience in the insurance industry and was the Chief Risk Officer at Lancashire from March 2010 until February 2013. Mr. Pearson has held roles as Head of Internal Audit in both the Lloyd’s and company markets and Chief Risk Officer roles in the U.K. and Bermuda. He is a chartered accountant and a fellow of the Chartered Insurance Institute.
Jonathan Strickle. Mr. Strickle has held the position of Group Chief Actuarial Officer of Fidelis since January 3, 2023, prior to which he was Group Actuary of Fidelis from October 2021. Mr. Strickle also held the roles of U.K. Chief Actuary and Group Head of Reserving over the course of his career at Fidelis, which he joined in March 2020. He joined Fidelis after having spent three years as Head of Reserving for China Re’s Lloyd’s syndicate, from January 2017. Between September 2009 and January 2017, Mr. Strickle worked as a consultant at EY on a number of actuarial projects. Mr. Strickle is a Fellow of the Institute and Faculty of Actuaries, and holds both a Bachelor’s and a Master’s degree from the University of Warwick.
Janice Weidenborner. Ms. Weidenborner joined Fidelis as Group Chief Legal Officer on January 23, 2023. Previously, Ms. Weidenborner was Chief Operating Officer and General Counsel at Weston Insurance Management LLC from December 2021 to December 2022. Ms. Weidenborner was Executive Vice President, Group General Counsel and Secretary at Third Point Reinsurance Ltd. between January 2016 and March 2021, adding the role of Head of Human Resources in 2019. Ms. Weidenborner continued on as Executive Vice President overseeing Human Resources at SiriusPoint from March 2021 to July 2021 during a planned integration period following its merger with Third Point Re. From January 2013 to December 2015, Ms. Weidenborner served as General Counsel of Ariel Reinsurance Ltd. Prior to Ariel Re, Ms. Weidenborner served in a number of senior legal roles at the ACE Group of Companies (now Chubb), including Senior Vice President and General Counsel, ACE Financial Solutions International Ltd., Senior Vice President and Associate General Counsel, ACE Bermuda Insurance Ltd and ACE Tempest Re, and Associate General Counsel, ACE USA. Ms. Weidenborner has a Bachelor of Science from Embry-Riddle Aeronautical University, a Master of Business Administration in Finance from Fordham University and a Juris Doctor from Rutgers University School of Law.
Family Relationships
There is no family relationship between any director or senior manager of the Group and any other director or senior manager or any person nominated to become a director or senior manager. As explained in Item 3.D. Risk Factors “Risks Relating to the Common Shares-The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the common shares or prevent holders of common shares from receiving premium prices for their common shares in an unsolicited takeover”, each of the Founders and MGU HoldCo has the right to nominate one individual to serve as a director on the Board. Other than these arrangements, there are no arrangements or understandings with major stockholders, customers, suppliers or others pursuant to which any director or senior manager of the Group was selected for such position.

B. Compensation
Non-Executive Directors’ Compensation
Cash Compensation
The non-executive directors of Fidelis are entitled to receive an annual cash fee for their services as directors, which is prorated for any directors who are appointed to, or resign from, the Board after the beginning of the fiscal year. Additionally, any non-executive director that acts as Chair of the Board or Chair of a Committee receives an additional cash fee. The non-executive directors appointed by shareholders who enjoy director appointment rights (including the Founders) are only entitled to cash compensation.
In the case of non-executive directors appointed by shareholders who enjoy director appointment rights (including the Founders), all compensation payable to such non-executive directors is paid directly to such relevant shareholder. The aggregate cash compensation paid to the non-executive directors of Fidelis in the year ended December 31, 2023 was $1.5 million, in addition to reimbursements for all reasonable and properly documented expenses, including travel and other related expenses incurred by the non-executive directors while attending Board meetings.
Equity-Based Compensation
All non-executive directors other than the non-executive directors appointed by shareholders who enjoy director appointment rights (including the Founders) are entitled to receive equity-based compensation pursuant to our 2023 Share Incentive Plan (as defined in Note 19 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements), in addition to cash compensation. For the year ended December 31, 2023, certain non-executive directors of Fidelis were issued 13,734 common shares in respect of restricted share units under our 2023 Share Incentive Plan that are subject to time-based vesting criteria, and the Group recorded a compensation expense of $0.2 million related to these shares.
Fees related to Mr. Collis’ service as a director (including cash and equity-based compensation) are paid to the account of Conyers Dill & Pearman Limited, of which Mr. Collis is a partner.
Senior Management Compensation
Our compensation philosophy for our senior managers is that total compensation should have the potential to deliver above-market levels of reward for outstanding individual and financial performance, while aligning the interests of our senior managers with those of our shareholders.
The primary elements of the total compensation package for our senior managers include base salary, annual cash bonus awards under our annual cash bonus program (as described below), and equity awards granted pursuant to our 2023 Share Incentive Plan (the “LTIP Awards”). The compensation program for our senior managers is administered by the compensation committee of the Board (the “Compensation Committee”), as discussed under “Board Practices – Compensation Committee” below.
For the year ended December 31, 2023, the aggregate compensation received by the members of senior management of Fidelis was $20.9 million, as set forth in the table below. For any senior manager who was also a director of Fidelis in the year ended December 31, 2023, no additional compensation was paid for their service as director.
During 2023, the executive directors and senior management identified in Item 6.A had the following aggregate compensation:

Compensation Components	Aggregate Compensation
Base salary	$3.6
Annual cash bonus(1)	8.6
LTIP(2)	7.6
Pension(3)	0.4
Other(4)	0.7
Total aggregate Executive Directors and Senior Management compensation	$20.9
__________________
(1) Represents the aggregate amount of annual cash bonuses paid in 2024 for service during 2023.
(2) Represents the aggregate grant date fair value of the LTIP Awards granted in 2023. For Performance Share Units, a target of 100% has been assumed.
(3) Represents the aggregate amount that the Group has accrued or set aside to provide pension, retirement or similar benefits to its senior managers in 2023. For further details, see Item 18 Financial Statements, Note 19 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements.
(4) Represents the aggregate value of the other benefits received by certain senior managers in 2023, such as housing allowances.
See also Item 6E. Share Ownership below for details of share ownership and Item 10D. Exchange Controls regarding restrictions on share transfers.

Senior Management Compensation Components
Base Salary
We seek to maintain base salary and fixed pay for our senior managers in line with the market median of our major competitors to fairly and competitively compensate executives for their positions and the scope of their responsibilities.
Annual Cash Bonus
The purpose of our annual cash bonus program is to reward senior managers for achievement against key financial and non-financial operational goals that will help drive long-term business strategy and are predicates of shareholder value. The Compensation Committee approves the annual bonus payments for the Chief Executive Officer and based upon input from the Chief Executive Officer, for each of the eligible senior managers.
Bonuses are generally based on a formulaic calculation, though are entirely discretionary, so that senior managers can be confident that an even-handed approach has been taken and can readily understand the effect of financial and personal performance on their bonuses. Two core elements are assessed by the Compensation Committee when determining the bonuses: (i) Fidelis’ financial performance (“Financial Performance”) and (ii) the senior manager’ strategic and personal performance (“Personal Performance”). The weighting of each element is based on pre-determined percentage allocations.
For purposes of the annual cash bonus pool calculation, Financial Performance is based on achievement by Fidelis of the business plan then in force. If the Financial Performance is below the minimum payout level, then payment of an annual cash bonus to any senior manager will be discretionary. Personal Performance is based upon individual achievement of clearly articulated objectives created and agreed to at the beginning of the year. The annual cash bonus is designed to operate in such a way that the Personal Performance element of the bonus will be funded if the predetermined threshold performance target is met for the Financial Performance element of the annual cash bonus. In order to determine the Personal Performance element of the bonus, the Chief Executive Officer is responsible for agreeing to key goals for each of the eligible senior managers, including himself, which goals include specific objectives relating to each senior manager’s division in respect of the business plan then in force. An overall Personal Performance rating is determined based on achievement of these key objectives and based on the relevant senior manager’s demonstrated commitment to the Group’s culture, and their effectiveness as a manager and leader.
The annual cash bonus targets are proposed by the Chief Executive Officer and approved by the Compensation Committee towards the beginning of each year when the information necessary to compute the bonuses has been obtained. Once approved, the bonuses are paid within the first quarter of each year following the relevant fiscal year in which they were earned. In order to receive an annual cash bonus, an senior manager must be employed and not under notice on the day of payment, unless such senior manager has officially retired or been made redundant after the end of the fiscal year.
2023 Share Incentive Plan
In 2023, our Board adopted, and our shareholders approved, the 2023 Share Incentive Plan (the “2023 Plan”) in connection with the Separation Transactions. Each employee, officer, non- executive director or other individual service provider of Fidelis or its affiliates is eligible to participate in the 2023 Plan. The purpose of the 2023 Plan is to create a strong and long-term alignment between our management team and our shareholders.
Our Compensation Committee administers the 2023 Plan under delegation from the Board. The size and form of the LTIP Awards granted under the 2023 Plan is determined by the Compensation Committee based upon a participant’s prior year performance, role and level of seniority at Fidelis. The LTIP Awards may be delivered in the form of restricted share units, restricted common shares, share options, share appreciation rights and other awards which may be denominated in common shares or cash. The LTIP Awards relate to our common shares and generally vest over a three-year period, subject to continued service and the achievement of performance goals, as described below. All LTIP Awards are governed by the 2023 Plan and are evidenced by an individual LTIP Award agreement between Fidelis and the individual.
During the year ended December 31, 2023, our senior managers were granted (i) restricted share units that vest three years from the effective date of the Separation Transactions, subject to continued service through each such vesting date, and (ii) performance share units that are expected to vest based on Fidelis’ average Financial Performance over three years and will have the potential to vest up to a maximum above the target for exceptional performance.
The LTIP Awards are subject to any applicable incentive compensation clawback or recoupment policy adopted and maintained by Fidelis from time to time. The 2023 Plan may be amended by the Compensation Committee at any time, and unless sooner terminated, will terminate on the day before the 10th anniversary of the date our shareholders approved the 2023 Plan.

Retention Program
During the year ended December 31, 2023, our Compensation Committee approved a retention program in connection with the Separation Transactions, pursuant to which (i) certain employees of the Group who are eligible to participate in the 2023 Plan received a one-time grant of restricted share units with a value equal to one times annual base salary (the “Retention RSUs”), and (ii) certain other employees of the Group received cash retention awards equal to one times annual base salary (the “Retention Cash Awards”).
The Retention Cash Awards are payable 50% in April 2024 and 50% in September 2024, subject to the relevant employee’s continued employment through the applicable payment date.
Employment Agreements
We have entered into employment agreements with each of our senior managers. The employment agreements set forth each senior manager’s initial base salary and eligibility for an annual cash bonus and may include, among other terms and conditions, certain customary severance and change of control benefits, including as described under “Severance” below. The employment agreements also contain limitations on outside activities, confidentiality obligations, and covenants restricting the solicitation of employees and customers, as well as certain non-compete restrictions following termination of employment.
Based on the recommendation of our Compensation Committee, the employment agreements with certain members of our executive leadership team were amended in 2023 to provide for market-competitive severance protections (as described under “Severance” below), which severance would be subject to the employee’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to Fidelis, and would be in addition to any mandatory notice and/or severance required by the laws of the relevant jurisdiction.
Severance
The employment agreements with members of our senior management team provide for certain severance benefits upon a termination of the senior managers’s employment, as summarized below.
In the event of a termination of employment by us without cause or by the employee for good reason (not in connection with or within 12 months following a change in control), or due to the employee’s death or disability, members of our senior management team would be entitled to the following severance protections:
•one month of severance for each month of completed service with us, up to a maximum of 12 months’ severance, in the form of salary continuation in accordance with normal payroll practices; and
•a prorated bonus for the year in which such termination occurs, based on actual performance and paid at the same time as bonuses are paid to similarly situated employees.
In the event of a termination of employment by us without cause, or by the employee for good reason, in each case, in connection with or within 12 months following a change in control members of our senior management team would be entitled to the following severance protections:
•one month of base salary for each month of completed service with us, up to a maximum of 24 months base salary, in the form of salary continuation in accordance with normal payroll practices; and
•a lump sum payment equal to one times target bonus for the year in which such termination occurs, paid at the same time as bonuses are paid to similarly situated employees.
The treatment of a senior manager’s LTIP Awards in connection with a termination of employment will be as specified in the senior manager’s individual LTIP Award agreements (which treatment is described under 2023 Share Incentive Plan” above).
Retirement Plans
We offer eligible staff the choice of making contributions into our relevant retirement plans, subject to applicable pension rules. To the extent permitted by the applicable rules in the relevant jurisdiction in which the Group has participating employees, eligible participants receive a Company pension contribution of either 10% or 12% of annual base salary (subject to the salary threshold of the employee) by the relevant operating subsidiary of the Group, subject to the limitations of the laws of the relevant jurisdiction.
Share Ownership Guidelines
We have adopted share ownership guidelines that provide for a minimum ownership requirement equal to (i) 6x annual base salary for our Chief Executive Officer, (ii) 3x annual base salary for members of our senior management team other than our Chief Executive Officer, and (iii) 1x annual base salary for other senior leaders. Compliance with the guidelines is measured annually, and each individual subject to the guidelines will have (x) five years to achieve their respective ownership requirement after first becoming subject to the guidelines and (y) one year to achieve any heightened minimum ownership requirements that result from an increase in annual base salary. Our Compensation Committee may consider, in its discretion, whether any actions should be taken in the event that an individual does not achieve (or fails to maintain) his or her minimum ownership requirement, including the payment of a portion of such individual’s base salary or bonus in common shares. See also Item 6E. Share Ownership below for details of share ownership and Item 10D. Exchange Controls regarding restrictions on share transfers.
Clawback Policy
On November 14, 2023, we adopted a clawback policy that is intended to comply with Section 10D of the Exchange Act and the listing standards of the NYSE. Under the clawback policy, Fidelis must recoup erroneously awarded incentive-based compensation from its current and former senior managers on a pre-tax basis, subject to limited exceptions, in the event that it is required to prepare an accounting restatement. A copy of the policy has been filed with the SEC as Exhibit 97.1 to this report.
C. Board Practices
As of the date of this report, the Board consists of 11 directors (see Item 6.A. Directors, Senior Management and Employees above).
Class 1 Directors
The following directors on the Board have been elected to serve until the next Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Charles Collis, Christine Dandridge, Cathy Iberg and Hinal Patel.
Class 2 Directors
The following directors on the Board have been elected to serve until the 2025 Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Matthew Adams, Allan Decleir, Daniel Brand and Daniel Kilpatrick.
Class 3 Directors
The following directors on the Board have been elected to serve until the 2026 Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Daniel Burrows, Dana LaForge and Helena Morrissey.
Director Service Contracts
There are no service contracts between the Company and any of the Company’s non-executive directors providing for benefits upon termination of their service.
Audit Committee
The Audit Committee is formed of the following directors: Matthew Adams, Cathy Iberg, Dana LaForge, and Helena Morrissey, each of whom is independent for purposes of the NYSE rules and Rule 10A-3 under the Exchange Act.
Pursuant to its terms of reference, the Audit Committee’s role is one of oversight. Its responsibilities include appointing and evaluating the performance and independence of the Company’s independent auditor. Additionally, the Audit Committee also reviews the financial statements and annual audits of the Company, oversees the internal audit function, reviewing and discussing with the Board earnings press releases, reviewing procedures for handling complaints in relation to accounting, internal accounting controls or auditing matters and assisting the Board in assessing and providing oversight regarding the Company’s internal controls and risk management systems. The Audit Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.
The Board determined that each of the members of the Audit Committee is financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Matthew Adams qualifies as having accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Compensation Committee
As a foreign private issuer, we are not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our Board has established the Compensation Committee, which consists entirely of independent directors for the purposes of the NYSE rules. The Compensation Committee is formed of the following directors: Daniel Brand, Charles Collis, Christine Dandridge, Daniel Kilpatrick, Dana La Forge, and Helena Morrissey.
Pursuant to its terms of reference, the Compensation Committee is responsible for reviewing, assessing and making recommendations to the Board regarding the Company’s incentive-based and equity-based compensation plans (including long-term incentive plans) and the Company’s processes and procedures for considering and determining the compensation of its directors and senior executives. The Compensation Committee is also responsible for developing and recommending to the Board one or more policies for the recovery or clawback of erroneously paid compensation, monitoring compliance with such policies and making any necessary revisions to such policies as may be required from time to time. The Compensation Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is formed of the following directors: Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg, Daniel Kilpatrick and Helena Morrissey, each of whom is independent for purposes of the NYSE rules.
Pursuant to its terms of reference, the Nominating and Corporate Governance Committee is responsible for overseeing FIHL’s corporate governance and procedures by developing a set of guidelines and making recommendations to the Board to ensure compliance with laws and regulations. The Nominating and Corporate Governance Committee also reviews the Group’s leadership needs by preparing and recommending nominees it thinks necessary based on vacancies and plans for succession in respect of directorship and management, using recommended selection criteria. Additionally, the Nominating and Corporate Governance Committee develops, recommends and oversees the process of annual self-evaluation for the Board as well as its own performance on an annual basis, subject to approval by the Board.
Other Standing Committees
As of the date of this report, the Board also has a Risk Committee and an Investment Committee.
D. Employees
At December 31, 2023, we employed 77 persons, of which 20 were in Bermuda, 41 were in the United Kingdom, 14 were in Ireland and 2 had remote working arrangements. Of these, 17 worked primarily in (re)insurance business related functions, such as actuarial, claims, risk and underwriting; 18 worked primarily in operational functions, such as business operations, facilities, office management and IT; 23 worked primarily in finance functions, such as finance and investments; and 19 worked primarily in support and other functions, such as audit, compliance, HR, investor relations, chief executive office and legal.
Upon consummation of the Separation Transactions, our headcount was significantly reduced, from 268 employees to 36 employees, as a result of certain employees being transferred to MGU HoldCo and its subsidiaries to align with their responsibilities at the MGU HoldCo pursuant to the reorganizations that took place as part of the Separation Transactions. For further details, see Item 18 Financial Statements, Note 3 (Separation Transactions) to our audited consolidated financial statements. We believe relations with our employees are good and have not experienced interruptions to operations due to labor disagreements. We note that none of our employees is a union member or subject to collective bargaining agreements.
E. Share Ownership
See Item 6.B. Compensation and Item 7.A. Major Shareholders.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of common shares at December 31, 2023 by (i) each person who is known by us to beneficially own more than 5.0% of the common shares; (ii) each of our directors; and (iii) all of our directors and senior managers as a group.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of such securities, or to dispose or direct the disposition of such securities, or has the right to acquire such securities or such powers within 60 days.
To our knowledge, except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by such beneficial owner.

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on 117,670,883 common shares outstanding at February 28, 2024.

Names of Beneficial Owners 5.0% Shareholders	Number	%
Crestview Funds (1)	17,014,423	14.5
CVC Falcon Holdings Limited (2)	18,506,328	15.7
Pine Brook Feal Intermediate L.P. (3)	8,454,329	7.2
Platinum Ivy B 2018 RSC Limited (4)	13,869,151	11.8
SPFM Holdings, LLC (5)	8,445,456	7.2
MGU HoldCo (6)	11,609,282	9.9
Directors and Senior Managers
Daniel Burrows (7)	247,489	*
Allan Decleir (8)	36,800	*
Helena Morrissey	*	*
Matthew Adams	*	*
Daniel Brand	*	*
Charles Collis	*	*
Christine Dandridge	*	*
Cathy Iberg	*	*
Daniel Kilpatrick	*	*
Dana LaForge	*	*
Hinal Patel	225,089	*
Warrick Beaver	*	*
Denise Brown-Branch	*	*
Ian Houston	*	*
Michael Pearson	*	*
Jonathan Strickle	*	*
Janice Weidenborner	*	*
All directors and senior managers as a group (17 persons) (9)	697,913	*
__________________
(*)Less than 1%.
(1)Based on the Schedule 13G filed on February 14, 2024, which reported that as at December 31, 2023, 17,014,423 common shares are beneficially owned by certain funds managed by Crestview, L.L.C. (collectively, the “Crestview Funds”). Crestview Funds beneficially owned 11,493,953 common shares held by Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. and 5,520,470 common shares held by Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 10,953,545 common shares directly owned by Crestview FIHL Holdings, L.P. and 540,408 common shares directly owned by Crestview FIHL TE Holdings, Ltd. Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 5,325,263 common shares directly owned by Crestview IV FIHL Holdings, L.P. and 195,207 common shares directly owned by Crestview IV FIHL TE Holdings, LLC. Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P. and therefore Crestview, L.L.C. may be deemed to have beneficial ownership of the 11,493,953 common shares beneficially owned by Crestview Partners III GP, L.P. and the 5,520,470 common shares beneficially owned by Crestview Partners IV GP, L.P. Daniel Kilpatrick is a member of FIHL’s Board. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above. Each of the foregoing disclaims beneficial ownership of such common shares except and to the extent of its pecuniary interest therein.
(2)Based on the Schedule 13G filed on February 14, 2024, by CVC Falcon Holdings Limited (“CVC”), which reported that as at December 31, 2023, CVC beneficially owned 18,506,328 common shares. CVC is wholly owned by certain investment funds managed by CVC Capital Partners VI Limited. As a result, CVC Capital Partners VI Limited may be deemed to beneficially own the common shares directly held by CVC. CVC Capital Partners VI Limited is managed by a four member board of directors that exercises voting and investment authority with respect to the common shares. The approval of a majority of such directors is required to make any investment or voting decision with regard to the common shares. CVC Capital Partners VI Limited disclaims beneficial ownership of the common shares beneficially owned by CVC.
(3)Based on the Schedule 13G filed on February 9, 2024, by Pine Brook Feal Intermediate L.P. (“Pine Brook”), which reported that as at December 31, 2023, Pine Brook beneficially owned 8,454,329 common shares. Any of (i) PBRA (Cayman) Company, Pine Brook’s general partner, (ii) Pine Brook Road Advisors, L.P., which provides investment advice to Pine Brook, (iii) PBRA, LLC, general partner of Pine Brook Road Advisors, L.P. or (iv) Mr. Howard H. Newman, who serves as the managing member of PBRA, LLC, may be deemed to have voting or dispositive power over the shares owned by Pine Brook.
(4)Based on the Schedule 13G filed on February 5, 2024 by Platinum Ivy B 2018 RSC Limited (“Platinum Ivy”), which reported that as at December 31, 2023, Platinum Ivy beneficially owned 13,869,151 common shares. Platinum Ivy is a wholly owned subsidiary of the Abu Dhabi Investment Authority (“ADIA”). By reason of its ownership of Platinum Ivy and pursuant to the rules and regulations of the SEC, ADIA may be deemed to share investment and voting power over and, therefore, beneficial ownership of, the common shares held directly by Platinum Ivy.
(5)Based on the Schedule 13G filed on February 9, 2024 by SPFM Holdings, LLC (“SPFM”), which reported that as at December 31, 2023, SPFM beneficially owned 8,445,456 common shares. SPFM is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM. The ultimate parent of SPFM is The Travelers Companies, Inc, which may be deemed to beneficially own the common shares directly held by SPFM.

(6)Based on the Schedule 13G filed on February 13, 2024 by MGU HoldCo, which reported that as at December 31, 2023, MGU HoldCo beneficially owned 11,609,282 common shares. MGU HoldCo is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited, which in turn is a wholly owned subsidiary of Shelf Holdco Limited, the ultimate holding company. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by MGU HoldCo.
(7)Consists of (i) 192,289 common shares and (ii) 55,200 restricted stock units that will vest within 60 days of February 28, 2024.
(8)Consists of (i) 36,800 restricted stock units that will vest within 60 days of February 28, 2024.
(9)Consists of (i) 473,035 common shares and (ii) 224,878 restricted stock units that will vest within 60 days of February 28, 2024. The amount of restricted stock units included in this figure is comprised of the actual amount of restricted stock units awarded prior to the application of any applicable taxes; for certain individuals, the actual number of shares may be reduced after the vesting date due to applicable tax withholding rules.

B. Related Party Transactions
For a disclosure of other related party transactions, refer to Item 18 Financial Statements, Note 15 (Related Party Transactions) to our audited consolidated financial statements.
Framework Agreement
The Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between Fidelis and Fidelis MGU, which is more specifically governed on a jurisdictional basis by a series of delegated underwriting authority agreements which became effective on January 1, 2023 (the “Delegated Underwriting Authority Agreements”). See Item 7.B. Related Party Transactions “Delegated Underwriting Authority Agreements”. FIHL and MGU HoldCo also entered into the Inter-Group Services Agreement, which covers the outsourcing of certain non-underwriting services to be provided by Fidelis MGU to FIHL and FSL, which became effective on January 3, 2023.
Joint Referral Forum
FIHL and MGU HoldCo have agreed to create and maintain a flexible forum that will be used by Fidelis and Fidelis MGU to discuss and resolve any issues arising under either the Framework Agreement or under any Delegated Underwriting Authority Agreement (the “Joint Referral Forum”). The individuals taking part in any such discussions will differ depending upon the nature of the issue and the parties involved.
FIHL and MGU HoldCo must notify the Joint Referral Forum (the “JRF Notification”) in writing as soon as reasonably practicable if they become aware of particular extraordinary events, such as material breach of the Delegated Underwriting Authority Agreement, any event (including actions taken by a regulatory authority) that could materially impact the ability of a subsidiary to perform its obligations under a Delegated Underwriting Authority Agreement, or any insolvency, fraud or a change of license, or voluntary run-off, among other events, of any operating subsidiary that may have an adverse impact on the corresponding Delegated Underwriting Authority Agreement (the “Prior Consent Obligation”).
Following a JRF Notification, the Joint Referral Forum will, for a period of 30 days (the “JRF Deadline”), use best endeavors to agree (as applicable): (a) whether it is reasonably practicable to continue a Delegated Underwriting Authority Agreement following an insolvency event; (b) upon a course of conduct to remedy any material breaches, acts of fraud, or other occurrences that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; or (c) whether FIHL’s failure to adhere to its Prior Consent Obligation would materially impact the applicable Fidelis MGU if the applicable Delegated Underwriting Authority Agreement were to continue.
If the Joint Referral Forum fails to reach any such agreement by the JRF Deadline, one or more of the parties to the affected Delegated Underwriting Authority Agreements will have termination rights. See Item 7.B. Related Party Transactions “Framework Agreement — Termination”.
Term
The Framework Agreement (and each Delegated Underwriting Authority Agreement) has a rolling initial term of 10 years. Years one to three will roll automatically (each year resetting for a new 10-year period). From year four onwards, the Framework Agreement will roll solely at the written election of FIHL, such election to be delivered at least 90 days prior to the commencement of the subsequent contract year, with each year resetting for a new 10-year period. Any decision by FIHL to elect not to roll the Framework Agreement at or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement), subject to the termination rights described below.
Termination
The Framework Agreement (and each Delegated Underwriting Authority Agreement) is subject to termination upon the occurrence of certain events, including (i) by either party: (a) immediately after the JRF Deadline, as a result of a material act of fraud on the part of the other party; (b) immediately after the JRF Deadline, if the other party is subject to an insolvency event and the Joint Referral

Forum fails to unanimously agree that it is reasonably practicable to continue the affected Delegated Underwriting Authority Agreement; or (c) with 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; and (ii) by Fidelis MGU: (a) after the expiry of six months for a ratings downgrade to below “A-” by A.M. Best or S&P on the part of FIHL; or (b) within 10 business days’ notice after the JRF Deadline, if the Joint Referral Forum, using best endeavors, fails to reach an agreement upon a course of action in respect of FIHL’s breach of the Prior Consent Obligation.
Outsourced MGU Underwriting Plan and MGU Outsourced Group Underwriting Strategy
The parties to the Framework Agreement will agree the following documents on an annual basis: (i) an annual plan, agreed at group level (the “Outsourced MGU Underwriting Plan”), which will set out the limits of the MGU’s delegated authority for the respective underwriting year, including the agreed underwriting parameters and risk tolerances in respect of its three-segment underwriting strategy on a gross and net basis for each annual period; and (ii) a group-level underwriting strategy (the “MGU Outsourced Group Underwriting Strategy”), which will establish how Fidelis MGU and Fidelis will coordinate the manner in which insurance and reinsurance risks are underwritten pursuant to the Delegated Underwriting Authority Agreements in each annual period.
The parties to each Delegated Underwriting Authority Agreement will have due regard to the latest Outsourced MGU Underwriting Plan and the MGU Outsourced Group Underwriting Strategy when preparing their own annual plans (each, an “Outsourced MGU Subsidiary Specific Underwriting Plan”) in respect of each annual period.
Run-Off Services
Upon termination of the Framework Agreement or any Delegated Underwriting Authority Agreement, Fidelis MGU will remain obligated to provide run-off services in respect of live risks at the date of termination (the “Run-Off Services”), and Fidelis will continue to pay fees under the Framework Agreement in exchange for the performance by Fidelis MGU of any Run-Off Services. Following the Separation Transactions, such determination of live risks in run-off will be performed by Fidelis MGU with oversight from Fidelis, in accordance with current claims handling and risk management practices and policies which are expected to be substantially retained. The provision of Run-Off Services will be subject to a 24-month review, whereby Fidelis will be permitted to give at least six (6) months’ prior written notice to Fidelis MGU of its intention to rely upon an alternative run-off services provider. No separate termination fee will be payable by the relevant insurance operating subsidiary of Fidelis if it elects not to roll the minimum term of the applicable Delegated Underwriting Authority Agreement into another year.
Fidelis MGU will be required to maintain an exit plan for transitioning the Run-Off Services to an alternative run-off services provider, substantially in the form provided for in the Framework Agreement (the “Exit Plan”). The Exit Plan will contain the following key features governing the provision of Run-Off Services:
•a process for orderly transfer, at Fidelis’ sole discretion, of the business subject to, and requiring the provision of, the Run-Off Services in whole or in part to an alternative provider(s) or to one or more insurance operating subsidiaries of Fidelis, subject always to the then applicable regulatory requirements (the “Run-Off Transfer”);
•certain rights, to be exercised at Fidelis’ sole discretion, aimed at ensuring the continuity of the provision of the Run-Off Services during the period required, including the right for any insurance operating subsidiary of Fidelis to hire staff from Fidelis MGU (in certain specific circumstances and subject to applicable employment laws) and a right of each insurance operating subsidiary of Fidelis to take steps to procure or provide funding to Fidelis MGU;
•a number of rights and obligations aimed at facilitating (i) the provision of Run-Off Services and the implementation of the Exit Plan, such as obligations on each party to cooperate with the other party and any designated transferee service provider in the event of a Run-Off Transfer and (ii) the alteration of the scope of Run-Off Services, including allowing for an immediate cessation of a specified service (provided that, for the avoidance of doubt, the remainder of services not ceased shall remain in place); and
•a process for a requisite periodic review and testing of the Exit Plan aimed at ensuring the continuity of the provision of the Run-Off Services subject always to the then-applicable regulatory requirements.
Run-In Services
Fidelis MGU also performs certain run-in services in respect of business which continue to be live risks following the consummation of the Separation Transactions.
Delegation
The Framework Agreement and the Delegated Underwriting Authority Agreements provide for, on a jurisdictional basis, the delegation of underwriting authority from each of the relevant insurance operating subsidiaries of Fidelis to the relevant subsidiaries of

Fidelis MGU. Fidelis MGU may not sub-delegate to any third party any of its responsibilities under a Delegate Underwriting Authority Agreement without the prior written consent of Fidelis. The Framework Agreement provides a closed initial list of pre-approved managing general underwriters, in respect of which Fidelis MGU will not require Fidelis’ consent prior to sub-delegating responsibilities to them. Otherwise, the relevant operating subsidiary of Fidelis MGU may not sub-delegate to a third party any of its responsibilities under the applicable Delegated Underwriting Authority Agreement without the prior written consent of the corresponding insurance operating subsidiary of Fidelis.
Fidelis MGU has full delegation and authority with respect to policy language and will be permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters.
Outsourced MGU Subsidiary Specific Underwriting Plans
Each Outsourced MGU Subsidiary Specific Underwriting Plan will be prepared by the parties to each relevant Delegated Underwriting Authority Agreement, who must consider the MGU Outsourced Group Underwriting Strategy and Outsourced MGU Underwriting Plan in finalizing this document. Alternatively, FIHL and MGU HoldCo may negotiate any Outsourced MGU Subsidiary Specific Underwriting Plan for and on behalf of their respective subsidiaries, provided that the governing bodies of the applicable subsidiaries ultimately approve such Outsourced MGU Subsidiary Specific Underwriting Plan .
Each Outsourced MGU Subsidiary Specific Underwriting Plan may be subjected to a midyear review at any point during the year (the “Mid-Year Change Procedure”) by either party to the applicable Delegated Underwriting Authority Agreement. Initially, any material proposed amendments that are subject to the Mid-Year Change Procedure will be discussed by the Joint Referral Forum and, if accepted, will be formally agreed by the Joint Referral Forum for and on behalf of the relevant parties. If the amendments have not been agreed within the defined timeframe and resolution is not achieved by the Joint Referral Forum, such amendments may be referred to the Chief Executive Officers of the relevant subsidiaries for consideration within a defined timeframe. Following the expiry of such defined timeframe, the parties will consider whether to refer the matter to mediation or arbitration pursuant to the dispute resolution procedures set out below (see Item 7.B. Related Party Transactions “Framework Agreement — Dispute Resolution”). Non-material changes to the Delegated Underwriting Authority Agreements can be agreed through the Joint Referral Forum.
During the first annual period, Fidelis MGU will be authorized to write aviation, energy, marine, specialty other, property, credit and political risk, bespoke, property reinsurance, Property D&F, retrocession and whole account lines of business, as set out in the Delegated Underwriting Authority Agreements (the “Permitted Lines”), provided that it remains within the risk appetite set by Fidelis and A.M. Best’s Capital Adequacy Ratio (“BCAR”) and S&P scores for Fidelis. Fidelis’ risk appetite in respect of a specific Permitted Line will be determined by reference to certain pre-determined underwriting parameters that are determined based on various factors including: (i) the LOB premium limit set out in the Outsourced MGU Underwriting Plan and each Outsourced MGU Subsidiary Specific Underwriting Plan; (ii) the aggregate underwriting limit set out in the Outsourced MGU Underwriting Plan and each Outsourced MGU Subsidiary Specific Underwriting Plan; (iii) the underwriting risk appetite as defined in the latest version of the applicable approved ‘Risk, Capital & Solvency Appetite’ document for either Fidelis or the applicable operating subsidiary; (iv) FIHL’s underwriting exposure management preferences, as defined in the approved Outsourced MGU Underwriting Plan, or any Outsourced MGU Subsidiary Specific Underwriting Plan; and (v) the minimum economic capital headroom necessary to ensure that FIHL will be able to maintain its Minimum BCAR Score and Minimum S&P Surplus (the “Underwriting Parameters”). If Fidelis MGU wishes to write business in excess of the Underwriting Parameters in a given year, it will be required to submit such request for the corresponding operating subsidiary’s consideration, with such approval being initially sought via the Joint Referral Forum.
Each Outsourced MGU Subsidiary Specific Underwriting Plan shall be eligible for renewal for successive years in accordance with the same terms as the Outsourced MGU Subsidiary Specific Underwriting Plan that the parties approved for the prior year, as adjusted for any changes arising from a Mid-Year Change Procedure relating to the relevant prior year’s Outsourced MGU Subsidiary Specific Underwriting Plan. Unless required as a result of changes to the relevant statutory and regulatory regimes, any other amendments to the Outsourced MGU Subsidiary Specific Underwriting Plans shall be subject to annual negotiation by the parties, with advance notice of material changes required to be delivered to the other party in a timely manner. If Fidelis MGU and Fidelis do not reach an agreement with respect to any Outsourced MGU Subsidiary Specific Underwriting Plan or any portion of the Outsourced MGU Subsidiary Specific Underwriting Plan in respect of any given year, such Outsourced MGU Subsidiary Specific Underwriting Plan or portion of the Outsourced MGU Subsidiary Specific Underwriting Plan from the previous year will be automatically renewed on the same terms as in the prior year. The Framework Agreement contains certain limitations in respect of the permissible amendments to the Outsourced MGU Subsidiary Specific Underwriting Plans. For instance, Fidelis will be permitted to exit a particular Permitted Line if the specified metrics and underwriting ratios in the Outsourced MGU Subsidiary Specific Underwriting Plans for each of the three previous years are triggered. However, if Fidelis reasonably considers that an underwriting ratio for any Permitted Line has materially deteriorated, Fidelis MGU must prepare a remediation plan that sets out how it will ensure that the Permitted Line will fall within the underwriting ratio in the subsequent year. Should a change to any Outsourced MGU Subsidiary Specific Underwriting Plan be requested by either party and denied three years in a row, it will be referred to the non-calculations dispute resolution procedure to be resolved.

Under each Outsourced MGU Subsidiary Specific Underwriting Plan, Fidelis will be responsible for ensuring that there is sufficient capital available throughout each annual period to meet such Outsourced MGU Subsidiary Specific Underwriting Plan and all rating agency requirements, and for retaining sufficient capital for both the current planned year and the forecasted subsequent year and for meeting all rating agency requirements for the target rating for those periods.
Fidelis MGU may, at the request of customers, move its business to third party capital providers if FIHL is placed on negative outlook to below “A-” by A.M. Best or S&P. Exclusivity provisions contained in the Framework Agreement are suspended for any period that the negative outlook subsists (or becomes a ratings downgrade to below “A-” by A.M. Best or S&P) after six months.
Fidelis MGU has delegated authority to place outwards reinsurance on Fidelis’ behalf within the parameters of the Outsourced MGU Subsidiary Specific Underwriting Plans. Fidelis will retain decision-making authority for outwards reinsurance outside the scope of such parameters. The Outsourced MGU Subsidiary Specific Underwriting Plans will also ensure that the outwards reinsurance purchased is in line with the Solvency II directive eligibility requirements for risk mitigation techniques. See Item 4.B. Business Overview “Business Segments – Reinsurance”.
Exclusivity, Rights of First Offer and Rights of First Refusal
Under the terms of the Framework Agreement and the individual Delegated Underwriting Authority Agreements, subject to: (i) certain rights of first offer (“ROFO”) on the part of Fidelis MGU and rights of first refusal (“ROFR”) on the part of Fidelis; and (ii) any arrangements that Fidelis has with third party managing general underwriters that pre-date the Framework Agreement (and which will remain in force) involving the provision of capital that the third party managing general underwriters may use to underwrite business on Fidelis’ behalf, Fidelis shall secure its business exclusively from Fidelis MGU and Fidelis MGU shall provide underwriting and support services exclusively to Fidelis.
If either Fidelis or Fidelis MGU rejects the other party’s proposal pursuant to the ROFO process or ROFR process, respectively, the relevant party will not have the right to later request the opportunity to underwrite or provide capacity for (as applicable) the rejected business, which will stay with the relevant third party insurer or managing general underwriters (as applicable), for so long as such party elects to take it up.
To the extent any ROFO or ROFR process results in Fidelis MGU being allocated increased or differently distributed capacity, such increase will be deemed included in that year’s relevant Outsourced MGU Subsidiary Specific Underwriting Plan and will be included in setting the following year’s relevant Outsourced MGU Subsidiary Specific Underwriting Plan.
Fidelis MGU Additional Capital ROFO
In the event that Fidelis identifies capital or risk appetite in excess of the parameters set forth in the relevant Outsourced MGU Subsidiary Specific Underwriting Plan (the “Excess Risk Opportunity”), Fidelis MGU shall have a ROFO to underwrite such Excess Risk Opportunity for and on behalf of Fidelis (the “Fidelis MGU Capital ROFO”).
In order to exercise such Fidelis MGU Capital ROFO, Fidelis MGU will be required to present a detailed business plan to the Group setting out Fidelis MGU’s plan for the underwriting of such Excess Risk Opportunity (the “Fidelis MGU ERO Plan”). Such Fidelis MGU ERO Plan will be expected to include, without limitation, expected profitability and return on capital on the Excess Risk Opportunity, expected investor reaction and expected capital consumption of the Excess Risk Opportunity, the Group capital level stress scenarios and how an analysis of any conflicting risks or unfavorable covariance with Fidelis MGU’s originated portfolio would be managed (the “Minimum Plan Specifics”).
Where the Group (acting reasonably) declines Fidelis MGU Capital ROFO and for all business so sourced from any third parties other than Fidelis MGU, the Group shall:
•present a detailed business plan to Fidelis MGU containing the Minimum Plan Specifics (the “Group ERO Plan”);
•consult in good faith with Fidelis MGU to refine the proposed Group ERO Plan to reduce any negative interactions with other business sourced by Fidelis MGU; and
•agree with Fidelis MGU the format and frequency of reporting that the Group would be required to provide to Fidelis MGU in respect of such Group ERO Plan.
Group Additional Capital ROFR
If Fidelis MGU identifies an opportunity to underwrite business that falls outside of the Group’s capital or risk appetite parameters set forth in the Outsourced MGU Subsidiary Specific Underwriting Plan in force at the relevant time (the “Additional Business”), Fidelis MGU is contractually required to give the Group an ROFR on such Additional Business (the “Group Capital ROFR”).
Specifically, following notice from Fidelis MGU of such opportunity to underwrite Additional Business, if the Group can accommodate such Additional Business within its available capital, the Group has seven business days to communicate its desire to accept the terms of the ROFR, and a further 20 calendar days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point such Additional Business will be deemed bound.
If the Group cannot accommodate such Additional Business within its available capital, it will be allowed a mutually agreed, reasonable amount of time to raise or free up the requisite amount of additional capital. If the Group does not elect to underwrite the Additional Business pursuant to the Group Capital ROFR, Fidelis MGU will be permitted to do so with a third party insurer that is not part of the Group. To the extent that Fidelis MGU is writing such Additional Business with a third party insurer where there is a risk of adverse selection to the Group or disclosure or misuse of competitively sensitive information regarding the Group, Fidelis MGU will demonstrate to the reasonable satisfaction of the Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.
Fidelis MGU Line of Business ROFO
In the event that the Group has appetite for a line of business beyond the Permitted Lines (the “New LOB”), Fidelis MGU shall have a ROFO to originate such New LOB (the “Fidelis MGU Line of Business ROFO”).
In order to exercise such Fidelis MGU Line of Business ROFO, Fidelis MGU will be required to present a detailed business plan to the Group setting out Fidelis MGU’s plan for how the New LOB capital will be utilized (the “Fidelis MGU New LOB Plan”). Such Fidelis MGU New LOB Plan must include the Minimum Plan Specifics, as appropriate for such New LOB. Having reviewed the Fidelis MGU New LOB Plan, the Group will have the option (acting reasonably) to accept Fidelis MGU’s proposal or to source an alternative third party origination for such New LOB.
Where the Group declines the Fidelis MGU New LOB Plan and for all business so sourced from any third parties other than Fidelis MGU, the Group shall:
•present a detailed business plan to Fidelis MGU containing the Minimum Plan Specifics (the “Group New LOB Plan”);
•consult in good faith with Fidelis MGU to refine the proposed Group New LOB Plan to reduce any negative interactions with other business sourced by Fidelis MGU; and
•agree with Fidelis MGU the format and frequency of reporting that the Group would be required to provide to Fidelis MGU in respect of such Group New LOB Plan.
Group Line of Business ROFR
In the event that Fidelis MGU identifies a potential demand for a New LOB, the Group shall have a ROFR to provide capacity for such new LOB (the “Group Line of Business ROFR”).
As with the Group Capital ROFR outlined above, following notice from Fidelis MGU of such opportunity to underwrite the New LOB, if the Group can accommodate the New LOB, the Group has seven business days to communicate its desire to accept the terms of the Group Line of Business ROFR, and a further 20 days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point the New LOB will be deemed bound.
If the Group cannot accommodate such New LOB for licensing, available capital or other reasons, it will be allowed a mutually agreed, reasonable amount of time to obtain the necessary license or capital or make other arrangements in order to accommodate such New LOB. If the Group does not elect to provide capacity for the New LOB pursuant to the Group Line of Business ROFR, Fidelis MGU will be permitted to do so with a third-party insurer that is not part of the Group. To the extent that Fidelis MGU is writing the New LOB with a third party insurer where there is a risk of adverse selection to the Group or disclosure or misuse of competitively sensitive information regarding the Group, Fidelis MGU will demonstrate to the reasonable satisfaction of the Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.
Fees and Commissions
The Framework Agreement sets out the calculations for various fees and commissions to be paid by the Group to Fidelis MGU.
Ceding Commissions and Profit Commissions
Ceding commissions payable to Fidelis MGU will be payable monthly in arrears and will be charged for underwriting, claims and actuarial pricing services. Such ceding commissions will be calculated based on net premiums written (gross of acquisition costs) to facilitate alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by Fidelis MGU are set at 11.5% and ceding commissions payable for business sourced by Fidelis MGU via third party managing general agents to whom underwriting authority has been sub-delegated by Fidelis MGU pursuant to newly established third party managing general agency relationships are set at 3.0%. Business that continues to be sourced by cells of Pine Walk Capital continues to follow the fees and commissions set under those agreements, which fees and commissions are in line with normal market ranges, but without any additional fee levied by Fidelis MGU. For the avoidance of doubt, any premium on such sub-delegated business will be recognized on a look-through basis, i.e., recognizing premium when a particular risk is underwritten by the relevant managing general underwriter not at the inception of the relevant binding authority agreement. There will be no additional fees payable (with the exception of the Fidelis MGU- level portfolio management fee described below).
The sum of 20% of the “Operating Profit” of FIHL (as defined in the Framework Agreement) above an annual “Binder Operating ROE” hurdle of 5% hurdle rate will be payable at the end of each fiscal year to ensure alignment with portfolio management value proposition. The profit commission will be payable above a predetermined annual hurdle linked to Operating ROE, calculated on an aggregate basis for the Group and subsequently allocated proportionally for each of the insurance operating subsidiaries of the Group for payment to the respective operating subsidiaries of Fidelis MGU. The calculation of such profit commission will include a deficit carry-forward mechanism for a maximum of three years in which the applicable insurance operating subsidiary suffers a loss under the applicable Delegated Underwriting Authority Agreement. Such loss will be carried forward for a maximum of three years. There will be no clawback mechanism applicable.
Other Fees and Commissions
A 3.0% portfolio management fee, to be calculated based on net premiums written, will be payable to Fidelis MGU. The portfolio management fee will reflect the value-added services provided by Fidelis MGU when compared with a traditional managing general underwriter model (i.e., Fidelis is expected to benefit from Fidelis MGU’s expertise in the management of its outwards program, in portfolio optimization matters, in managing the underwriting cycle, and from Fidelis MGU’s view of risk and overall portfolio allocation).
Overriding commissions (both ceding commissions and profit commission) will be payable by Fidelis to Fidelis MGU on outwards reinsurance quota share arrangements for newly sourced business to cover the cost of origination and the ongoing management of such contracts. This approach is expected to reduce the level of renegotiation required by Fidelis with quota share partners. Fidelis will retain 1% of all premium ceded under the quota share contracts to cover its tail and credit risk and also retain all overriders paid by the reinsurers to cover acquisition costs in certain lines of business. Fidelis is expected to benefit from improved pricing on account of its resulting ability to write larger gross lines.
In addition, a fee will be payable to Fidelis MGU in respect of the Run-Off Services, which will be mutually agreed and/or determined at the time of termination with reference to the scope of ongoing Run-Off Services and percentage of reserves based on available benchmarks.
Underwriting expenses directly related to the placement of an individual (re)insurance contract, including counsel fees or fees relating to third party diligence, will be recoverable by Fidelis MGU from Fidelis.
Reporting
Fidelis MGU will provide detailed reporting to Fidelis on a monthly and quarterly basis for business written and control activities, depending on the nature of the report. Such reports will include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information.
Claims Management
Fidelis will retain an oversight function over claims management activities, which is part of the services outsourced to Fidelis MGU. The Framework Agreement and the Delegated Underwriting Authority Agreements delegate claims authority up to a maximum monetary threshold. Fidelis MGU will provide Fidelis with sufficient oversight of its handling of claims that exceed the delegation threshold, and claims subject to litigation will be collectively handled by the Group and Fidelis MGU in accordance with the Group’s claims management processes. See Item 4.B. Business Overview “Claims Management”.
Dispute Resolution
Claims not relating to technical calculations (e.g., claims related to negligent underwriting, defective portfolio composition or incorrect outwards reinsurance matching) will follow a tiered approach with varying degrees of escalation. Such claims will first be referred to the Joint Referral Forum; failing resolution by the Joint Referral Forum, such matters will be escalated first to mediation; and failing resolution at mediation, to binding arbitration. Claims relating to technical calculations will be referred to the CFO of each respective party and if a resolution cannot be reached, the claim will be escalated to a binding determination by a jointly appointed expert.
Reserving
The Group will be responsible for performing its own end-to-end reserving process, including its own reserve production and sign-off procedures. Fidelis MGU will provide data in furtherance of the Group’s reserving process if required and will review aspects of the Group’s reserving process if the Group deems it appropriate.

Delegated Underwriting Authority Agreements
Certain operating subsidiaries of MGU HoldCo have entered into Delegated Underwriting Authority Agreements with the operating insurance subsidiaries of the Group on a jurisdictional basis.
Underwriting Services
Fidelis MGU operating subsidiaries perform certain underwriting services in exchange for the payment of the relevant fees and commissions by the Group including, among other services, advising on product strategy and development, including new products and policy language, and originating and placing policies within the parameters set forth in the Outsourced MGU Subsidiary Specific Underwriting Plans, developing business relationships with licensed third party wholesale insurance brokers, agents, producers and coverholders, selecting, performing diligence on, onboarding and managing brokers, agents, producers and coverholders, reviewing insurance applications and submissions from potential insureds for compliance with applicable letters of authority and soliciting, negotiating and executing placement of policies within risk appetites and rating agency scores by applying prices and rates as appropriate in accordance with rating plans, guidelines and models.
Actuarial Services
Fidelis MGU performs certain actuarial services pursuant to the Delegated Underwriting Authority Agreements including, among other services, providing pricing support and advice to Fidelis, advising on pricing strategy and outwards pricing, developing and inputting on capital and pricing models, both internal and external, supporting the underwriting function in policy pricing, pricing live transactions and repricing annual transactions, maintaining a pricing metrics dashboard, performing ad hoc premium rate movement calculations and defining stochastic losses in FireAnt.
Claims Handling
Fidelis MGU performs certain claims handling services pursuant to the Delegated Underwriting Authority Agreements, including, among other services, advising on claims management strategy and implementation, preparation of claims guidelines, reserving philosophy, authority limits and claims acceptance and rejection criteria, performing claims adjustment and payments, managing disputes, litigation, subrogation and recoveries, and managing broker, underwriter, client and third party administrators.
Ancillary Services
Fidelis MGU performs certain ancillary services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on and negotiating contract terms for inwards and outwards contracts, developing and maintaining records of policy language and issuing and executing all of the necessary contractual documentation for new and renewal policies, related endorsements and cancellations.
Outwards Reinsurance Services
Fidelis MGU performs the following outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession (“Outwards RI”) strategy and preparing the annual Outwards RI purchasing program, advising on the structure of Outwards RI placements and terms, addressing the market and consulting in selecting Fidelis’ panel of reinsurers, undertaking due diligence on Outwards RI counterparties, developing broker and reinsurer relationships, negotiating and executing all treaty Outwards RI and providing sign-off on facultative Outwards RI placements, preparing submissions for treaty Outwards RI, negotiating commutations and non-standard deals and retaining and storing all relevant policy documentation.
Inter-Group Services Agreement
FIHL and MGU HoldCo have entered into a separate services agreement relating to the outsourcing of certain non-underwriting services to be provided by Fidelis MGU to FIHL and FIHL (UK) Services, dated January 3, 2023 (the “Inter-Group Services Agreement”), pursuant to which MGU HoldCo is obligated to provide a range of non-underwriting services to Fidelis on an outsourced basis. These services will include, but will not be limited to, accounting, other finance and reporting services IT infrastructure maintenance and system development services.
Recipients of the Inter-Group Services
MGU HoldCo provides all of the non-underwriting services to either: (i) FIHL and FSL, which they will then pass on to Fidelis; or (ii) any subsidiary in Fidelis directly, in each case, as FIHL and MGU HoldCo may agree from time to time.
Cross Functional Working Group
The parties have agreed to establish a Cross Functional Working Group (the “CFWG”), which will comprise function heads from each party, and which is intended to facilitate and oversee the execution of activities required to manage the Inter-Group Services

Agreement. The CFWG is also intended to act as an escalation point for any issues that may arise under the Inter-Group Services Agreement.
FIHL and MGU HoldCo will be required to notify the CFWG (the “CFWG Notification”) in writing as soon as reasonably practicable particular extraordinary events, such as material breaches of the Inter-Group Services Agreement, or any insolvency or fraud of any operating subsidiary that may have an adverse impact on the Inter-Group Services Agreement.
Following a CFWG Notification, the CFWG will, for a period of 30 days (the “CFWG Deadline”), use best endeavors to agree, as applicable: (a) whether it is reasonably practicable to continue the Inter-Group Services Agreement following an insolvency event; or (b) upon a course of conduct to remedy any material breaches or acts of fraud, or to mitigate the impact of any occurrence that could impact upon a party to the Inter-Group Services Agreement.
If the Joint CFWG fails to reach any such agreement by the CFWG Deadline, the innocent party to the Inter- Group Services Agreement will have termination rights. See Item 7.B. Related Party Transactions “Inter-Group Services Agreement — Termination” below.
Fees
Fees under the Inter-Group Services Agreement will generally be charged by MGU HoldCo to FIHL on a costs plus 5% basis, and will be calculated quarterly. The parties will also share costs incurred from instructing third party suppliers, with such costs being apportioned as a ratio based on each party’s respective staff headcount (e.g., if one of the parties had 25 employees and the other 100 employees, such ratio would be 1:4).
Term
The Inter-Group Services Agreement follows a similar term to the Framework Agreement, as it provides for a minimum 10-year rolling term that will be automatically rolled forward in the first three years. From the fourth year of the agreement, FIHL may unilaterally determine that the minimum term shall not roll into any further year by notifying MGU HoldCo at least 90 days before the next anniversary of the commencement date of the Inter-Group Services Agreement.
Termination
The Inter-Group Services Agreement will be subject to termination by either party upon the occurrence of certain events, including: (i) immediately after the CFWG Deadline, as a result of a material act of fraud on the part of the other party; (ii) immediately after the CFWG Deadline, if the other party is subject to an insolvency event and the CFWG fails to unanimously agree that it is reasonably practicable to continue the Inter-Group Services Agreement; (iii) with 10 business days’ notice after the CFWG Deadline, if the CFWG, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Inter-Group Services Agreement; (iv) immediately if the CFWG has agreed upon a course of conduct to remedy a material breach, and the defaulting party does not commence such course of action agreed by the CFWG within 10 business days of such course of action being agreed by the CFWG, although this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 10 business day termination period and completes the course of action within a cure period agreed by the CFWG; or (v) save where (iv) applies (i.e., other than in the event of a material breach), with 30 business days’ notice if a defaulting party does not commence any course of action agreed by the CFWG within 20 business days of such course of action being agreed by the CFWG, provided that this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 30 business day termination period.
Following termination of the Inter-Group Services Agreement, the parties will comply with the terms of the exit plan, which is intended to ensure the seamless continuation of services by MGU HoldCo until FIHL is able to either bring these functions in-house or transfer them to an alternative provider. MGU HoldCo will receive a commensurate fee for the performance of these run-off services.
Service Standards and Service Credit
MGU HoldCo will be subject to various service standards in the provision of services under the Inter-Group Services Agreement. In addition to general requirements to carry out its obligations in accordance with good industry practice and all reasonable care and skill, the Inter-Group Services Agreement contains a number of prescribed service-level agreements and key performance indicators (“KPIs”), that apply to a range of services.
If MGU HoldCo fails to remedy breaches of the service-level agreements or KPIs within a reasonable period agreed with FIHL (a “Service Shortfall”), it shall be eligible for service credits, which will be identified and applied on a quarterly basis and represent a percentage of the fees that MGU HoldCo is entitled to receive under the agreement for the applicable quarter. The applicable percentage that represents the service credit will start from a deduction of 0.5% where five Service Shortfalls occur during the applicable reference period (i.e., day, week or month) and will rise incrementally based upon the number of service credits that occurred during the applicable period.
Material Outsourcing Provisions
As the Inter-Group Services Agreement will be regarded as a ‘material outsourcing agreement’ under the relevant regulatory rules (see Item 4.B. Business Overview “Regulatory Matters”) it contains a number of provisions that are required by applicable law and regulation. In particular, MGU HoldCo will be required to put in place, and to regularly maintain, update and test, plans for operational resilience, business security, cyber security and disaster recovery. MGU HoldCo will also be required to maintain an exit plan (the first version of which will be appended to the Inter-Group Services Agreement), which will provide for a smooth run-off of the services contained within the Inter-Group Services Agreement following termination.
FIHL, as the outsourcing party, will have the right to audit MGU HoldCo in respect of these services, and to test the plans listed above that MGU HoldCo will be required to maintain and test. MGU HoldCo will also be required to provide similar access to regulatory authorities in order to perform audits of the services that it provides under the Inter-Group Services Agreement.
Other
Other Existing Outsourcing Arrangements
Fidelis has certain other outsourcing arrangements which will be categorized as important from a regulatory perspective and which are contracted via Fidelis MGU. The most important of these existing arrangements include underwriting system support services provided by Imaginera Limited to FML and which form part of the services to be provided by Fidelis MGU to Fidelis; claims processing, assessing and administrative services provided by Pro Insurance Solutions Limited to FML and which form part of the services to be provided by Fidelis MGU to Fidelis; and cloud data hosting services provided by Oracle Corporation UK Limited to FML and which form part of the services to be provided by Fidelis MGU to Fidelis.
Rental Guarantee
Following the Separation Transactions, FIHL continues to be the rental guarantor in respect of a historical lease over premises in Dublin, which are now being occupied by Fidelis MGU. The Dublin lease was entered into by FML prior to the consummation of the Separation Transactions, and at such time FML was a wholly owned subsidiary of FIHL and a member of its corporate group. As part of the Separation Transactions, FML became a member of Fidelis MGU. FIHL continues to act as guarantor thereunder, without having made any guarantee payments to date and, as at the date of this report, FIHL does not expect to make any payments. The Dublin lease is considered to have market standard terms and the rental guarantee is being provided in respect of the FML’s obligations thereunder, including payment of rent.
Licensing Arrangements
As part of the Separation Transactions, existing technology platforms, including Tyche capital models, the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt Analytics system, were transferred to Fidelis MGU. Fidelis MGU provides Fidelis with a license in respect of this technology, so that Fidelis can continue to benefit from the use of such technology, or the outputs of it (as applicable), as part of the services that it receives under the Framework Agreement and the Inter-Group Services Agreement. In particular, Fidelis has access to outputs from Fidelis MGU’s use of the FireAnt Analytics system, a pricing, analytics and portfolio optimization tool, as part of the business modelling services that it receives from Fidelis MGU. Prequel will also continue to be a key supporting system used in Fidelis’ underwriting procedures. Data stored on Jarvis will continue to be used as part of the technical accounting services that Fidelis receives. Relevant third party vendor owned tools and systems will be licensed to Fidelis either directly by the vendors or via Fidelis MGU and support will be provided by Fidelis MGU through the Inter-Group Services Agreement. The “Fidelis” name, certain trademarks in the U.K. and E.U., proprietary branding and other protectable signs are also subject to licensing by Fidelis MGU in favor of Fidelis.
Amended and Restated Common Shareholders Agreement
We have entered into the Amended and Restated Common Shareholders Agreement, which contains provisions that govern the rights and obligations of the Founders and MGU HoldCo, including their rights to nominate representative directors to the Board, so long as they each beneficially own a specified minimum percentage of our common shares.
Reserved Matters
Under the terms of the Amended and Restated Common Shareholders Agreement, the following are some matters that require a simple majority approval of the Board: (i) sourcing business from any party other than Fidelis MGU; (ii) entering into any new lines of business not included in the Permitted Lines, save to the extent such new lines of business are sourced through Fidelis MGU following the exercise of the Line of Business ROFR (see Item 7.B. Related Party Transactions “Framework Agreement — Group Line of Business ROFR” above); and (iii) approval of business plans for any non-Fidelis MGU business.

Consent Rights and Minority Protections
Under the terms of the Amended and Restated Common Shareholders Agreement, for so long as MGU HoldCo beneficially owns at least 4.9% of the common shares, the consent of MGU HoldCo is required for FIHL to take any of the following actions: (i) to effect any change in the jurisdiction, incorporation or name of FIHL or any member of the Group; (ii) to make a material change to the nature or scope of the business underwritten by FIHL and any member of the Group; (iii) to effect any amendments to the Amended and Restated Bye-Laws or the Amended and Restated Common Shareholders Agreement that are reasonably likely to have a material adverse effect on Fidelis MGU, taken as a whole; and (iv) to make any acquisition or disposition of any asset for consideration in excess of 5.0% of the assets of FIHL that is reasonably likely to have a material adverse effect on Fidelis MGU, taken as a whole.
If FIHL authorizes, designates or issues additional common shares, FIHL will provide advance notice to MGU HoldCo and MGU HoldCo will have the right to elect to purchase up to its pro rata portion of the common shares at the same price as other subscribers and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement (the “Allocation Right”).
If MGU HoldCo sells any of its common shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its beneficial ownership of the common shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, MGU HoldCo will no longer be entitled to exercise the above-mentioned consent rights. Any new class of common shares resulting from any of the foregoing will be similarly restricted.
For so long as the Founders, together with their Shareholder Affiliate Transferees (as defined in the Amended and Restated Common Shareholders Agreement), in the aggregate beneficially own at least 25% of the common shares, the Founders shall have the right, by unanimous decision by each Founder that beneficially owns at least 1% of the common shares, to restrict FIHL from taking the following actions, except to the extent such actions are required by applicable law: (i) adopt or propose to FIHL’s shareholders any amendment, modification or restatement of or supplement to FIHL’s organizational documents which have an adverse impact on the rights granted to the Founders, (ii) commence a voluntary case or proceeding under any applicable U.S. or foreign bankruptcy, insolvency, reorganization or similar law or make an assignment for the benefit of creditors, or admit in writing of its or their inability to pay its or their debts generally as they become due, or take any action in furtherance of any such action, (iii) change the size of the Board, (iv) engage in any transaction in which any person or group acquires more than 50% of the then outstanding common shares of FIHL or the power to elect a majority of the members of the Board or (v) terminate or hire the chief executive officer of FIHL or any successor or replacement serving in such role.
The Founders’ consent rights may also adversely affect the trading price for the common shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, Founders’ rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group. These rights conferred on the Founders are contained in the Amended and Restated Common Shareholders Agreement.
Registration Rights Agreement
We have entered into a Registration Rights Agreement dated June 9, 2015, as amended by the First Amendment to the Registration Rights Agreement dated November 25, 2019, the Second Amendment to the Registration Rights Agreement dated February 3, 2020, and the Third Amendment to the Registration Rights Agreement dated as of July 13, 2021 (collectively, the “Registration Rights Agreement”) with certain of our shareholders, which contains provisions that govern the rights and obligations of certain shareholders with respect to any future registration of our common shares.
Piggyback Registration Rights
If FIHL proposes to file any registration statement under the Securities Act for the purposes of a public offering of its equity securities (including our common shares) (the “Piggyback Registration”), it is obligated to give prompt written notice of the same to its shareholders who are holders of Registrable Securities (as defined in the Registration Rights Agreement), who will have 30 days following receipt of the same to request their Registrable Securities be included in such Piggyback Registration (the “Piggyback Request”) and FIHL will use all commercially reasonable efforts to include the same. If necessary, the number of Registrable Securities subject to a Piggyback Request may be scaled down pro rata as more particularly set out in the Registration Rights Agreement.
FIHL has the right to abandon any Piggyback Registration at any time. Any participating shareholder may withdraw its Piggyback Request by giving written notice to FIHL at any time within five business days prior to the anticipated effectiveness of the registration statement in connection therewith. The rights to Piggyback Registration may be exercised on an unlimited number of occasions, provided that a period of 90 days has elapsed between the effective dates of each Piggyback Registration.

For the purposes of the Registration Rights Agreement, following the expiration of the Rule 144 holding period following the IPO, Registrable Securities comprise primarily common shares held by the Founders, MGU HoldCo and Platinum Ivy.
Priority Rights of Certain Shareholders—Demand Registration
Before such time as when FIHL has filed a Shelf Registration Statement (as defined below), two or more Founders (as defined in the Registration Rights Agreement) have the right to request that FIHL effects a registration of all or part of their Registrable Securities under the Securities Act (a “Demand Registration”), provided, that the anticipated aggregate offering price is at least $1,000,000. Following receipt of such request, FIHL will be required, not more than once each calendar quarter, to use commercially reasonable efforts to promptly effect the registration.
If the managing underwriter of the Demand Registration advises FIHL and the participating Founders that the total number of common shares requested to be registered by the Founders and other existing shareholders exceeds the Maximum Number of Securities (as defined below), the common shares will be included in the Demand Registration in the following order of priority:
a.    first, the common shares of the Founders and any other shareholders party to the Registration Rights Agreement up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and shareholders; and
b.    second, to FIHL (if applicable).
Priority Rights of Certain Shareholders—Shelf Registration
Under the terms of the Registration Rights Agreement, FIHL is required to use reasonable commercial efforts to qualify and remain qualified to register the common shares under the Securities Act. Any Founder may request in writing that FIHL promptly files a shelf registration statement providing for the registration, and the sale on a continuous or delayed basis, of the Registrable Securities of such Founder(s) and the other shareholders holding Registrable Securities (a “Shelf Registration Statement”). Following the filing of such Shelf Registration Statement, FIHL will be required to use commercially reasonable efforts to (i) cause the Shelf Registration Statement to become effective; (ii) maintain the effectiveness of the Shelf Registration Statement; (iii) file a new Shelf Registration Statement upon its expiration; and (iv) amend or supplement the Shelf Registration Statement at the request of such Founder in connection with a shelf take-down, until all of the Registrable Securities have been sold or are no longer outstanding.
If a Shelf Registration Statement covering Registrable Securities is effective, a Founder (the “Demanding Founder”) may deliver a notice to FIHL (the “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included by it on the Shelf Registration Statement (a “Shelf Underwritten Offering”). Upon receipt of such Take-Down Notice, FIHL will be required to promptly deliver such Take-Down Notice to all other shareholders holding Registrable Securities included on such Shelf Registration Statement and such shareholders, by giving notice within five business days of delivery of the Take-Down Notice, may include their Registrable Securities in the Shelf Underwritten Offering.
If the managing underwriter, as selected by the Demanding Founder, of the Shelf Underwritten Offering advises FIHL and the participating Founders in writing that the total number of common shares requested to be registered by the Founders exceeds the Maximum Number of Securities, the securities will be included in the Shelf Registration Statement in the following order of priority:
•first, (A) in the case of the first Shelf Underwritten Offering, the common shares of the Founders and any other shareholders holding Registrable Securities up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by such Founders and shareholders, and (B) in the case of any subsequent Shelf Underwritten Offerings, the common shares of the Founders, Platinum Ivy and SPFM (as those terms are defined in the Registration Rights Agreement) up to the Maximum Number of Securities, and if the aggregate number of such Registrable Securities exceeds the Maximum Number of Securities, on a pro rata basis based on the amount of Registrable Securities beneficially owned by each Founder, Platinum Ivy and SPFM;
•second, the Registrable Securities requested to be included by other shareholders up to the Remaining Number of Securities (as defined in the Registration Rights Agreement), and if the aggregate number of such Registrable Securities exceeds the Remaining Number of Securities, on a pro rata share basis based on the amount of Registrable Securities beneficially owned by such shareholders; and
•third, to FIHL (if applicable).
“Maximum Number of Securities” means, with respect to any Shelf Underwritten Offering or underwritten Piggyback Registration, the maximum number of securities which can be sold in such offering without materially and adversely affecting the marketability of such offering.

Preference Securityholders Agreement
All of the current holders of our Series A Preference Securities are party to a preference securityholders agreement (the “Preference Securityholders Agreement”), which contains provisions that govern the rights and obligations of the Preference Securityholders as security holders, including, but not limited to, transfer restrictions and corporate governance and other matters.
Indemnification and Exculpation of Directors and Senior Managers
We have entered into separate indemnification agreements with each of our directors and senior managers. The Amended and Restated Bye-Laws require us to indemnify, to the fullest extent permitted by applicable law, our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty.
Additionally, Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or Director in respect of any loss or liability attaching to such officer or director in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We maintain a directors and officers’ liability policy for such a purpose.
Side Letters with Certain Shareholders
We have agreed with two of our institutional shareholders, SPFM Holdings, LLC and Platinum Ivy B 2018 RSC Limited, that they may continue to appoint an observer who may attend Board and committee meetings, subject to confidentiality and other customary provisions.
Loans to Management
In November 2019, Fidelis provided interest-free loans to certain of its management in the aggregate amount of $4.5 million (the “Management Loans”), pursuant to the terms of certain loan agreements entered into between certain of senior executives of Fidelis as borrowers and FIBL as lender (the “Management Loan Agreements”). The Management Loans were advanced in order to enable the borrowers to purchase and pay the subscription price for the common shares offered by FIHL as part of its rights offering and private placement in late 2019. The obligations of the borrowers under the Management Loan Agreements were secured by a pledge over the common shares purchased by each of the borrowers. The Management Loans were fully repaid in January 2023 as part of the Separation Transactions.
C. Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 Financial Statements of this report.
Legal Proceedings
See Item 4.B. Business Overview “Legal Proceedings”.
Dividend Policy
On February 29, 2024, we announced (i) the adoption of a dividend program under which FIHL intends to pay a quarterly cash dividend and (ii) an initial dividend to be paid pursuant to such program, in an amount of $0.10 per common share, payable on March 29, 2024 to common shareholders of record on March 15, 2024.
See Item 3.D. Risk Factors “Risks Relating to the Common Shares—The declaration of any dividends on our common shares will be determined at the sole discretion of the Board and FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness”.
B. Significant Changes
Not applicable.
Item 9.    The Offer and Listing
A.Offer and Listing Details
Our common shares are listed on the NYSE under the following symbol “FIHL”.

B.Plan of Distribution
Not applicable.
C.Markets
Our common shares are listed on the NYSE under the following symbol “FIHL”.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of our Amended and Restated Bye-Laws and a description of our Series A Preference Securities, was included in our Registration Statement, which summary is incorporated herein by reference. Our Memorandum of Association and Amended and Restated Bye-Laws were filed as Exhibits 3.1 and 3.2, respectively, to the Registration Statement.
C.Material Contracts
Other than contracts made in the ordinary course of business and other than the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, which are disclosed at Item 7.B. Related Party Transactions, above, none of the Company or its subsidiaries has been a party, within the two years immediately preceding this report, to a contract that is material to the Group.
D.Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda that regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is such an exchange), general permission is given for the issue and subsequent transfer of any securities of the company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed.
E.Taxation
Taxation of the Shareholders
The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with U.S. Holders who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, U.S. expatriates, individual retirement accounts or other tax-deferred accounts, persons liable for alternative minimum tax, investors in pass through entities, persons who are considered with respect to FIHL or its subsidiaries as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of the company’s or its subsidiaries’ shares entitled to vote, or 10% or more of the value of all classes of the company’s or its subsidiaries’ shares (that is, 10% U.S. Shareholders)), U.S. accrual method taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to the common shares being taken into account in an applicable financial statement (as described in Section 451(b) of the Code), persons subject to the alternative minimum tax or persons who hold their shares as part of a hedging or conversion transaction or as part of a short sale or straddle or in currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or of any non-U.S. government. Persons considering making an investment in the common shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction, prior to making such investment.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If a potential investor in common shares is such a partnership or a partner of such a partnership, it should consult its tax advisors.
For purposes of this discussion, the term “U.S. Person” means: (i) a citizen or resident of the U.S.; (ii) a partnership or corporation, created or organized in or under the laws of the U.S., or organized under the laws of any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; (iv) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.
Taxation of Distributions
Subject to the discussion below regarding passive foreign investment companies, controlled foreign corporations and related person insurance income, cash distributions paid with respect to the common shares will constitute ordinary dividend income to the extent paid out of the company’s current or accumulated earnings and profits (as determined using U.S. federal income tax principles), and the U.S. Holders generally will be subject to U.S. federal income tax upon their receipt of such dividends. If the holder is not a corporation or an entity treated as a corporation under U.S. federal income tax law, dividends paid to it will generally be taxable at the rate applicable for long-term capital gains (at a maximum rate of 20% currently) if: (1) the dividends constitute “qualified dividend income,” and (2) it holds the common shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the common shares generally will be “qualified dividend income,” provided that: (i) the common shares are readily tradable on an established securities market in the United States in the year in which the shareholder receives the dividend, or FIHL is eligible for the benefits of a comprehensive income tax treaty with the United States, and, in either case, (ii) FIHL is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the common shares are treated as readily tradeable on an established securities market as they are listed on NYSE. However, there can be no assurance that our common shares will continue to be listed on NYSE or that FIHL will not be treated as a PFIC for any taxable year. Dividends paid on the common shares to a corporate shareholder generally will not be eligible for the dividends received deduction.
Classification of FIHL or its Non-U.S. Subsidiaries as Controlled Foreign Corporations
Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year and that owns shares in the non-U.S. corporation, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and global intangible low taxed income (“GILTI”), even if the subpart F income or GILTI is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and GILTI is generally business income of the CFC (other than Subpart F income and certain other categories of income) reduced by 10% of the adjusted tax basis of the CFC’s depreciable tangible personal property (based on a computation that generally aggregates all of a 10% U.S. Shareholder’s GILTI from its investments in CFCs) that is potentially subject to further reductions depending on the nature of the applicable 10% U.S. Shareholder. The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F or GILTI income would increase the basis in its shares by the amount of subpart F or GILTI income included in income. Amounts distributed out of previously taxed subpart F or GILTI income would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares would be reduced by the amount so excluded. In addition, as discussed below, gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC will be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits. Such dividend income would not be eligible for the reduced rate of tax on qualified dividends.
A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is “constructively”)) more than 50%

of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation. The 2017 Act expanded the definition of 10% U.S. Shareholder to include ownership by value (rather than just vote), so provisions in the company’s organizational documents that cut back voting power to potentially avoid 10% U.S. Shareholder status will no longer mitigate the risk of 10% U.S. Shareholder status.
FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person who owns the common shares of FIHL directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power or value of all classes of shares of FIHL or any of its non-U.S. subsidiaries. However, the company’s shares may not be as widely dispersed as the Group believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns the Company’s shares will not be characterized as a 10% U.S. Shareholder.
The RPII CFC Provisions
The following discussion generally is applicable only if neither the 20% Gross Income Exception nor the 20% Ownership Exception (as such terms are defined below) is met for a taxable year. Although FIHL cannot be certain, it believes that each of its non-U.S. insurance subsidiaries should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each taxable year for the foreseeable future.
RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary of FIHL in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of the Company’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation. Each non-U.S. insurance subsidiary should be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of FIHL by vote or value.
RPII Exceptions
The special RPII rules do not apply to each non-U.S. insurance subsidiary of FIHL for a taxable year if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of FIHL at any time during the taxable year (the “20% Ownership Exception”); (ii) the gross RPII of the non-U.S. subsidiary is less than 20% of its gross insurance income for the taxable year (the “20% Gross Income Exception”); (iii) the non-U.S. insurance subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements; or (iv) the non-U.S. insurance subsidiary elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. No non-U.S. insurance subsidiary of FIHL intends to make either of these elections. Where none of these exceptions applies to a non-U.S. insurance subsidiary, each U.S. Person owning (directly or indirectly through non-U.S. entities) any shares in FIHL (and therefore, indirectly, the non-U.S. insurance subsidiary) on the last day of such company’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the non-U.S. insurance subsidiary for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of the company’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Each non-U.S. insurance subsidiary of FIHL intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception or 20% Ownership Exception. However, it is possible that they will not be successful in qualifying under these exceptions because some of the factors which determine the extent of RPII may be beyond the Group’s control.

Computation of RPII
In order to determine how much RPII a non-U.S. insurance subsidiary of FIHL has earned in each taxable year, each non-U.S. insurance subsidiary may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of FIHL and are U.S. Persons. A non-U.S. insurance subsidiary of FIHL may not be able to determine whether any of its underlying direct or indirect insureds are shareholders or related persons to such shareholders, and, consequently, may not be able to determine accurately the gross amount of RPII earned by it in a given taxable year. For any year in which the 20% Gross Income Exception and the 20% Ownership Exception do not apply, FIHL may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent FIHL is unable to determine whether a beneficial owner of shares is a U.S. Person, FIHL may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.
If, as expected, for each taxable year each non-U.S. insurance subsidiary of FIHL meets the 20% Gross Income Exception or 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of an RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.
Apportionment of RPII to U.S. Holders
Every RPII shareholder who owns shares on the last day of any taxable year of FIHL in which both the 20% Ownership Exception and the 20% Gross Income Exception do not apply to a non-U.S. insurance subsidiary of FIHL should expect that for such year it will be required to include in gross income its share of such subsidiary’s RPII for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though such shareholder may not have owned the shares throughout such period. An RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the RPII of a non-U.S. insurance subsidiary of FIHL.
Basis Adjustments
An RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by FIHL out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.
Uncertainty as to Application of RPII
The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to a non-U.S. insurance subsidiary of FIHL are uncertain. In addition, FIHL cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, they could limit the Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning common shares directly or indirectly through non-U.S. entities. U.S. Persons owning or treated as owning common shares should consult their tax advisors as to the effect of these uncertainties.
Information Reporting
Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as an RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. FIHL will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete IRS Form 5471 in the event FIHL determines this is necessary. Failure to file IRS Form 5471 may result in penalties.
U.S. Holders should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to the common shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. Shareholders should consult their tax advisors with respect to these or any other reporting requirements which may apply with respect to their purchase, holding and sale of the common shares.
Certain shareholders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to FIHL. Substantial penalties may be imposed on a shareholder that fails to comply with this reporting requirement. Each shareholder is urged to consult with its own tax advisors regarding this reporting obligation.
Tax-Exempt Shareholders
Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or an RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
Dispositions of the common shares
Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. Holders generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and a rate of 21% for corporations. Moreover, gain, if any, generally will be U.S.-source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five (5)-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person that owns common shares directly or through non-U.S. entities in FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the common shares. However, no assurance can be given in this regard.
A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, FIHL will, upon request, provide the relevant information necessary to complete IRS Form 5471.
Code Section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of common shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of the common shares.
PFIC
In general, a non-U.S. corporation will be a PFIC during a given taxable year if (i) the 75% test is met for such taxable year; or (ii) the 50% test is met for such taxable year. Once characterized as a PFIC, the shares of the non-U.S. corporation will generally retain status as shares in a PFIC for future taxable years with respect to U.S. shareholders that held such shares in the taxable year of the initial PFIC characterization.
If FIHL were characterized as a PFIC during a given year, each U.S. Person holding the common shares would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their common shares, unless such person (i) is a 10% U.S. Shareholder and FIHL is a CFC or (ii) made a QEF or “mark-to-market” election. It is uncertain whether FIHL would be able to provide its shareholders with the information necessary for a U.S. Person to make the QEF election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the common shares, and a mark-to-market election likely will not be available for any shares of FIHL’s non-U.S. subsidiaries. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their common shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the common shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the common shares, computed by assuming that the excess distribution or gain (in the case of a taxable disposition) with respect to the common shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by FIHL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621.
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation, as amended by the 2017 Act, is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it “received directly its proportionate share of the income …” and as if it “held its proportionate share of the assets …” of any other corporation in which it owns at least 25% of the value of the stock (“the look-through rule”).
Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and satisfies the Reserve Test by satisfying either the 25% Test or the 10% Test (each as defined above). The Group believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.
Further, the 2020 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2020 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2020 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus, FIHL should not be characterized as a PFIC under current law for its current taxable year and foreseeable future years to the extent a shareholder makes an election to apply the 10% Test with respect to each non-U.S. insurance subsidiary, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIBL and therefore FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2020 Regulations will be interpreted and the form in which the proposed 2020 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIBL may do so if the Group provides the holder- with, or otherwise makes publicly available, a statement or other disclosure that FIBL meets the requirements of the 10% Test (and contains certain other relevant information). The Group intends to either provide each U.S. Holder with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. investors are urged to consult their tax advisors regarding electing to apply the 10% Test to FIHL’s non-U.S. insurance subsidiaries.
U.S. investors are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to FIHL and each of FIHL’s non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Group determines that FIHL is a PFIC, the Group intends to use commercially reasonable efforts to provide the information necessary to make a QEF election for FIHL and each non-U.S. subsidiary of FIHL that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing shareholder will generally increase the basis of its common shares by amounts included in the shareholder’s gross income pursuant to the QEF election.
In lieu of making a QEF election, if FIHL is a PFIC for any taxable year and the common shares are treated as “marketable stock” in such year, then a U.S. Person may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s common shares. The common shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including NYSE; however, there can be no assurance that trading in the common shares will be sufficiently regular for the shares to qualify as marketable stock, and a mark-to-market election likely would not be available for any subsidiary of FIHL also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s common shares at the end of the taxable year over its adjusted basis in the common shares. Any gain recognized by such holder on the sale or other disposition of the common shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for FIHL should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of FIHL treated as a PFIC.
A U.S. Holder will be required to file an IRS Form 8621 (which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds common shares and FIHL is characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution.
Medicare Contribution Tax
A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under certain proposed United States Treasury Regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, and will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.
Foreign Tax Credit
Dividends on common shares, and current income inclusions under the CFC, RPII and PFIC rules generally will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income.” If U.S. Persons in the aggregate own a majority of the shares of FIHL, under certain circumstance only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by FIHL (including any gain from the sale of the common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. FIHL will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. There are additional significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Thus, it may not be possible for shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Information Reporting and Backup Withholding on Distributions and Disposition Proceeds
Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of the common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
For additional information regarding taxation, see Item 3.D. Risk Factors “Risks Relating to Taxation”.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
The Group maintains an internet site at www.fidelisinsurance.com that contains Annual Reports on Form 20-F and Current Reports on Form 6-K filed or furnished with the U.S. Securities and Exchange Commission (“SEC”). Reports and other information we file with the SEC are also available on the internet site maintained by the SEC at www.sec.gov. Registration statements, reports and other information we file may be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, NE.,Washington, DC 20549. Copies of these documents may also be requested upon payment of a duplicating fee by writing to the SEC.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
Item 11.     Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to three types of market risk: interest rate risk, foreign currency risk and credit risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls and the converse is also true.
We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. At December 31, 2023, our fixed maturity portfolio had an approximate duration of 2.0 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our investment portfolio at December 31, 2023 and 2022:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,409.0	$3,374.9	$3,340.8	$3,306.9	$3,272.9
Gain/Loss	$68.2	$34.1	$—	$(33.9)	$(67.9)
Percentage of portfolio at December 31, 2023	2.0%	1.0%	—%	(1.0%)	(2.0%)

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$2,454.4	$2,439.7	$2,425.0	$2,410.3	$2,395.7
Gain/Loss	$29.4	$14.7	$—	$(14.7)	$(29.3)
Percentage of portfolio at December 31, 2022	1.2%	0.6%	—%	(0.6%)	(1.2%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At December 31, 2023, 96.9% of our cash and investments was held in U.S. dollars (December 31, 2022 - 97.0%), with the balance of 3.1% held primarily in Canadian dollars and Euros (December 31, 2022 - 3.0%). For the twelve months ended December 31, 2023, 19.0% of our gross premiums were written in currencies other than U.S. dollars (2022 - 27.2%, 2021 - 27.0%) and we expect that a similar proportion will be written in currencies other than U.S. dollars in 2024.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 10% in the U.S. dollar would result in additional gain or loss for the year ended December 31, 2023 of $7.9 million (December 31, 2022 - $2.6 million) with an equal impact on net assets, assuming all other assumptions remain unchanged.
We will continue to manage our foreign currency risk by seeking to match our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. This may involve the use of foreign exchange contracts from time to time. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the year ended December 31, 2023, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain of $3.8 million (2022 - $3.5 million).
Credit Risk: We have exposure to credit risk primarily as a holder of fixed maturity securities and private securities. Our risk management strategy and investment policy are to invest mainly in debt instruments of high credit quality issuers. We also hold a portion of the portfolio in securities that are below investment grade or in other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. At December 31, 2023, the average rating of fixed income maturities in our investment portfolio was A+ (December 31, 2022 - AA-).
We are also exposed to credit risk in respect of premium payments from clients and/or brokers, depending on whether the terms of business agreement with the broker is transfer or non-transfer of risk. In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, at December 31, 2023 all reinsurers have a minimum rating of “A-” (Excellent), the fourth-highest of 13 rating levels, by A.M. Best, with 4.6% recoverable from reinsurers rated lower than A- by major rating agencies. The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers.
At December 31, 2023, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,108.6 million, net of allowance for credit losses of $1.3 million (December 31, 2022: $976.1 million, net of allowance for credit losses of $1.0 million). The reinsurance balance recoverable on paid losses at December 31, 2023 was $182.7 million, net of allowance for credit losses of $nil, (December 31, 2022: $159.4 million, net of allowance for credit losses of $nil). See Item 18 Financial Statements, Note 11 (Reinsurance and Retrocessional Reinsurance) to our audited consolidated financial statements.
Item 12.     Description of Securities Other than Equity Securities

Not applicable.
PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15.     Controls and Procedures
Disclosure Controls and Procedures
The Group, under the supervision and with the participation of the Group’s management, including the Group’s Chief Executive Officer and Chief Financial Officer, has evaluated the design and operation of the Group’s disclosure controls and procedures as of the end of the period of this report. Our management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure requirements are met.
Based on the evaluation of the disclosure controls and procedures, the Group’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Group’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Group were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Group’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Group’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Attestation Report of the Registered Public Accounting Firm
See above.
Changes in Internal Control Over Financial Reporting
A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.
As disclosed in our Registration Statement, in connection with our audited consolidated financial statements for the year ended December 31, 2022, we identified three material weaknesses in our internal control over financial reporting. The 2022 material weaknesses resulted from (i) the design and operating effectiveness of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording of premiums and acquisition costs, (ii) the necessary resources to consider on a timely basis the application of U.S. GAAP accounting principles where complex accounting judgment exists, and (iii) the design of controls over the completeness and accuracy of reinsurance balances recoverable and payable.
To remediate the material weaknesses described above, we initiated remedial measures that included, but were not limited to, hiring additional accounting and operating resources, implementing additional technology solutions to replace manual processes, designing and implementing new internal controls and enhancing existing internal controls, improving segregation of duties, and engaging an outside service provider to assist with evaluating and documenting processes and controls. We have successfully completed the testing necessary to conclude that at December 31, 2023 the material weakness referred to at (ii) above is considered remediated.
As of the date of this report, the remediation of the material weaknesses referred to at (i) and (iii) above and the implementation of internal controls is ongoing. A sufficient period of time following implementation will allow management to test whether or not these controls are operating. We expect that the testing of the controls will be completed over the course of 2024. See Item 3.D. Risk Factors “Risks Relating to the Group’s Business and Industry — We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our period reporting obligations” for a description of the remediation activities.
Item 16A. Audit Committee Financial Expert
The Board has determined that Mr. Adams is an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements and is an audit committee financial expert pursuant to the rules and regulations of the SEC.
Item 16B. Code of Conduct
We have adopted a Code of Ethics and Conduct (the “Code of Conduct”) that is applicable to all of our employees (including our senior managers) and our directors. The Code of Ethics and Conduct is available to the general public, free of charge, on our website www.fidelisinsurance.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct applicable to any director or senior manager. There have been no amendments to the policy or waivers granted since the policy was adopted in June 2023. A copy of the Code of Conduct has been filed with the SEC as Exhibit 14.1 to this report.

Item 16C. Principal Accountant Fees and Services
The following table summarizes the fees for professional services rendered by KPMG Audit Limited to the Group for fiscal years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees(1)	$5.8	$4.8
Audit-Related Fees(2)	0.5	—
Total Fees	$6.3	$4.8
__________________
(1)    Audit fees consist of fees paid to KPMG Audit Limited for the audit of the Group’s annual consolidated financial statements, reviews of quarterly consolidated financial statements, audit of annual statutory statements, and comfort letters and consent letters issued in connection with documents filed with the SEC.
(2)    Audit-related fees consist of fees paid to KPMG Audit Limited for reviewing management’s initial assessment of the design and operating effectiveness of internal controls over financial reporting.
The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees compared to the budget. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those circumstances, the Chair of the Audit Committee has been delegated the Authority to pre-approve such services, and must report those fees to the Audit Committee at its next scheduled meeting. For the years ended December 31, 2023 and 2022, 100% of the audit fees and audit-related fees were pre-approved.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None for the year ended December 31, 2023. See Item 5.A. Operating Results “Recent Developments” for details of the common share repurchase program approved by our Board in December 2023.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a “foreign private issuer,” as defined by the SEC, FIHL is permitted to follow, and does follow, home country corporate governance practices instead of certain corporate governance practices required for U.S. domestic issuers, provided that FIHL discloses which requirements it is not following and the equivalent requirement in Bermuda (i.e., its home country). FIHL intends to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes- Oxley Act, the rules adopted by the SEC, and the NYSE corporate governance rules and listing standards.
FIHL relies on the foreign private issuer exemption to certain of NYSE’s corporate governance standards with respect to matters related to its independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. FIHL may decide to rely upon the foreign private issuer exemption for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic companies.
Because FIHL is a foreign private issuer, its directors and senior management will not be subject to short- swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. All shareholders, however, will be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Although as a foreign private issuer, we are entitled to follow the practice of our home country, Bermuda, with respect to certain corporate governance requirements, rather than adhering to the corporate governance requirements that are applicable to U.S. issuers listed on the NYSE, at the date of this report there are no significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. issuers listed on the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
We have adopted an insider trading policy to promote to establish a framework governing the trading of FIHL’s securities or securities of certain other publicly traded companies by all our employees and directors while such persons may be in possession of material non-public information. The policy applies to all decisions to purchase, sell, give away or otherwise trade (“Transact”) in FIHL’s or certain other companies’ securities, including common shares, restricted stock units and any other securities that those companies may issue, such as preferred shares, notes, bonds and convertible securities, as well as to derivative securities relating to any of those securities (collectively, “Covered Securities”). Persons covered by this policy include all members of the Board, Board observers, senior managers, employees, contractors, consultants, and advisors who receive, in the course of their service to the FIHL, any material non-public information about FIHL (each an “Associate”), as well as their family members who reside with them, anyone who lives in the same household and other persons with whom a close relationship of trust is maintained (together with an Associate, each a “Covered Person”).
The insider trading policy establishes guidelines and procedures for the following:
1. No Trading: No Covered Person can Transact in any Covered Securities while possessing material non-public information about FIHL or the Group. Covered Persons in possession of such information must first consult with, and obtain the advance approval of, the Group Chief Legal Officer or Group Chief Compliance Officer (or their respective designees) before Transacting.
2. Open Trading Window: The insider trading policy establishes that Covered Persons are only permitted to Transact in Covered Securities when no blackout period is in effect (i.e., during the period beginning on the second full trading day following the date FIHL’s financial results are publicly disclosed and the related SEC filing is made and ending at the close of the market two weeks before the end of each fiscal quarter). However, even during a trading window, (i) a Covered Person who is in possession of any material non-public information should not trade in Covered Securities until the information has been made publicly available or is no longer material and (ii) all Covered Persons must refrain from Transacting without first pre-clearing all Transactions in Covered Securities.
3. No Tipping: No Covered Person who knows of any material non-public information about FIHL may communicate that information to any other person, including family members and friends, or otherwise disclose such information without FIHL’s authorization.
We are committed to maintaining the highest standards of ethical conduct and have implemented the insider trading policy and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.
A copy of the insider trading policy has been filed with the SEC as Exhibit 19.1 to this report.
Item 16K. Cybersecurity
Our business and support functions utilize information systems that provide critical services to both our employees and our customers. An integrated team of professionals manage and support our communication platforms, transaction-management systems, and analytics and reporting capabilities. Prior to the consummation of the Separation Transactions, we devoted considerable time and research into developing proprietary underwriting solutions, such as our custom pricing, simulation, exposure aggregation, and portfolio optimization tool, Prequel (which we license from Fidelis MGU following the consummation of the Separation Transactions). In our day-to-day business, we use third party platforms and services, and off-site data centers in the U.K. and Bermuda for our core applications.
Information security and privacy are important concerns, with an escalating cyber-threat environment and evolving regulatory requirements driving continued investment in this area. Our information security program is designed to incorporate industry standards and to evolve with the changing security threat environment through ongoing assessment and measurement. We are subject to a number of cybersecurity and data privacy laws and regulations promulgated by the relevant regulatory bodies in the countries where we operate. Pursuant to applicable regulations, we have established and maintain a formal cybersecurity program designed to protect our information technology systems and customer data. Our program is designed to comply with all applicable cybersecurity regulatory requirements, and we continue to evaluate and assess our compliance in the changing regulatory environment.
We have in place, and seek to improve, a comprehensive system of security controls, managed by a dedicated staff, and overseen by our Group Chief Information Security Officer and Chief Technology Officer (Group CISO & CTO), who is an established information security professional with more than ten years of experience in building and operating information security programs. Our Group CISO & CTO holds the Certified Information Systems Security Professional (CISSP) and ISO 27001 Lead Implementer certifications, and he has managed the global cybersecurity functions of two prominent law firms with active mergers and acquisitions (M&A) practices that necessitated the operation of rigorous information and cybersecurity programs.
Periodically, the services of third party experts are engaged to perform security penetration testing to identify vulnerabilities in our IT environment. The results of such tests are reviewed, and our security controls are updated as necessary to address vulnerabilities identified by such testing. In addition, we are subject to independent assessment and review by regulators, as well as an annual audit of our security controls by our independent internal audit team. Furthermore, we operate a supplier due diligence process that includes a component to assess the information and cyber security processes operated by third party service providers to ensure they are appropriate to the services being delivered.
Our Board of Directors, along with the Risk Committee and Audit Committee, oversee our information security program, receiving periodic updates throughout the year on cybersecurity matters from relevant management and audit functions, with these updates being part of their standing agendas. The Group CISO & CTO presents a report on the state of IT to the Board every quarter. These reports also contain updates on our IT strategy, including information security strategies and initiatives, event preparedness and incremental improvement efforts. The Group CISO & CTO is expected to provide an annual briefing on the topic of cybersecurity risk management to the Board.
Our employees and contractors are required to comply with our IT Acceptable Usage Policy and certify their compliance annually. Cybersecurity awareness training is mandatory for all new hires and for existing employees and contractors on an annual basis. Periodic phishing tests are also conducted to assess employees’ susceptibility to phishing attacks. Additional compulsory cybersecurity training is delivered where necessary.
We have implemented incident response and business continuity plans for our operations, which are regularly reviewed with respect to our business-critical infrastructure and systems. We employ data backup procedures to ensure that our key business systems and data are regularly backed up, and can be restored if necessary. Moreover, our backup information is stored remotely from our data centers, in order to minimize the risk of loss of key data in the event of a disaster or other system outage. Our recovery plans involve arrangements with our off-site data centers and cloud infrastructure. We believe the IT function will be able to utilize these plans to efficiently recover key system functionality in the event that our primary systems are unavailable due to various scenarios, such as natural disasters.
Like other businesses, the Group has previously experienced attempts by cyber-criminals to infiltrate its IT infrastructure; however, the Group has not been impacted by any material cybersecurity incidents, and it believes it has taken, and is taking, reasonable steps to mitigate the risk of future cyberattacks. To that end, the Group continues to adapt its cybersecurity training in response to evolving cyber threats and continually improves its technical and administrative security controls. However, there can be no guarantee that these steps will in fact prevent a future cyberattack against the Group. Any failure in our security controls may expose the Group to potential data loss and damages and potentially significant increases in compliance and litigation costs, and such exposure could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations, and reputation. See Item 3.D. Risk Factors “Risk Relating to the Group’s Reliance on Third Parties in the Operation of its Business — The Group is reliant on third-party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business”.
PART III
Item 17. Financial Statements
Refer to Item 18 Financial Statements.

Item 18. FINANCIAL STATEMENTS
FIDELIS INSURANCE HOLDINGS LIMITED
Schedules other than those listed above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Fidelis Insurance Holdings Limited:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Fidelis Insurance Holdings Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.
Estimate of reserves for losses and loss adjustment expenses
As discussed in notes 2 and 10 to the consolidated financial statements, the Company records reserves for losses and loss adjustment expenses (“reserves”) calculated on a best estimate basis and are estimated using various actuarial methods as well as the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and expert professional judgment. As of December 31, 2023, the Company recorded $2,448.9 million of reserves for losses and loss adjustment expenses.
We identified the evaluation of the estimates of reserves as a critical audit matter. Specifically, subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the methods and actuarial assumptions used in estimating reserves. Assumptions included the weighting of actuarial methods, loss development factors and initial expected loss ratios.

The following are the primary procedures we performed to address the critical audit matter. We involved actuarial professionals with specialized skills and knowledge who assisted in:
a.assessing the Company’s actuarial methodologies used in estimating reserves by comparing to generally accepted actuarial practices and evaluating the Company’s actuarial assumptions for the weighting of actuarial methods, loss development factors and initial expected loss ratios
b.developing an independent range of estimated reserves and comparing to the Company’s estimate of reserves for selected lines of business.

/s/ KPMG Audit Limited
We have served as the Company’s auditor since 2015.

Hamilton, Bermuda
March 15, 2024

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)
Consolidated Balance Sheets
At December 31, 2023 and 2022
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2023	December 31, 2022
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,271.4, 2022: $2,160.8 (net of allowances for credit losses of $1.3, 2022: $1.1))	$3,244.9	$2,050.9
Short-term investments, available-for-sale, at fair value (amortized cost: $49.0, 2022: $257.0 (net of allowances for credit losses of $nil, 2022: $nil))	49.0	257.0
Other investments, at fair value (amortized cost: $50.8, 2022: $126.3)	47.5	117.1
Total investments	3,341.4	2,425.0
Cash and cash equivalents	712.4	1,222.0
Restricted cash and cash equivalents	251.7	185.9
Accrued investment income	27.2	10.9
Premiums and other receivables (net of allowances for credit losses of $17.3, 2022: $8.8)	2,209.3	1,862.7
Amounts due from Fidelis MGU (net of allowances for credit losses of $nil, 2022: $nil)	173.3	—
Deferred reinsurance premiums	1,061.4	823.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2022: $nil)	182.7	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2022: $1.0)	1,108.6	976.1
Deferred policy acquisition costs (includes deferred Fidelis MGU commissions $164.1, 2022: $nil)	786.6	515.8
Other assets	173.5	131.0
Total assets	$10,028.1	$8,312.5
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,448.9	$2,045.2
Unearned premiums	3,149.5	2,618.6
Reinsurance balances payable	1,071.5	1,057.0
Amounts due to Fidelis MGU	334.5	—
Long term debt	448.2	447.5
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	67.3	98.7
Total liabilities	7,578.3	6,325.4
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,914,754, 2022: 194,545,370)	1.2	1.9
Additional paid-in capital	2,039.0	2,075.2
Accumulated other comprehensive loss	(27.0)	(100.8)
Retained earnings	436.6	0.5
Total shareholders' equity attributable to common shareholders	2,449.8	1,976.8
Non-controlling interests	—	10.3
Total shareholders' equity including non-controlling interests	2,449.8	1,987.1
Total liabilities, non-controlling interests and shareholders' equity	$10,028.1	$8,312.5
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	2023	2022	2021
Revenues
Gross premiums written	$3,579.0	$3,018.1	$2,800.8
Reinsurance premiums ceded	(1,442.4)	(1,159.7)	(1,194.2)
Net premiums written	2,136.6	1,858.4	1,606.6
Change in net unearned premiums	(304.0)	(357.9)	(446.9)
Net premiums earned	1,832.6	1,500.5	1,159.7
Net realized and unrealized investment gains/(losses)	4.9	(33.7)	13.5
Net investment income	119.5	40.7	20.6
Other income	0.1	1.9	1.0
Total revenues before net gain on distribution of Fidelis MGU	1,957.1	1,509.4	1,194.8
Net gain on distribution of Fidelis MGU	1,639.1	—	—
Total revenues	3,596.2	1,509.4	1,194.8

Expenses
Losses and loss adjustment expenses	698.8	830.2	696.8
Policy acquisition expenses (includes Fidelis MGU commissions of $225.3 (2022: $nil and 2021: $nil))	723.8	384.4	250.1
General and administrative expenses	82.7	165.5	130.7
Corporate and other expenses	4.1	20.5	2.7
Net foreign exchange (gains)/losses	4.1	(6.8)	0.4
Financing costs	35.5	35.5	35.4
Total expenses	1,549.0	1,429.3	1,116.1

Income before income taxes	2,047.2	80.1	78.7
Income tax (expense)/benefit	85.3	(17.8)	(0.4)
Net income	2,132.5	62.3	78.3

Net income attributable to non-controlling interests	—	(9.7)	(10.0)
Net income available to common shareholders	$2,132.5	$52.6	$68.3

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$82.4	$(96.5)	$(36.1)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(9.7)	8.1	2.4
Currency translation adjustments	—	(1.1)	(0.2)
Total other comprehensive income/(loss)	72.7	(89.5)	(33.9)

Comprehensive income/(loss) attributable to common shareholders	$2,205.2	$(36.9)	$34.4

Per share data
Earnings per common share
Earnings per common share	$18.65	$0.27	$0.35
Earnings per diluted common share	$18.65	$0.26	$0.34
Weighted average common shares outstanding	114,313,971	194,290,180	195,491,804
Weighted average diluted common shares outstanding	114,324,683	199,323,854	200,380,241
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	2023	2022	2021
Common shares
Balance - beginning of year	$1.9	$1.9	$1.9
Common stock repurchased	—	—	(0.2)
Issue of common shares	0.2	—	0.2
Shares cancelled upon distribution of Fidelis MGU	(0.9)	—	—
Balance - end of year	1.2	1.9	1.9

Additional paid-in capital
Balance - beginning of year	2,075.2	2,075.4	2,072.1
Share compensation expense	27.6	10.8	9.8
Shares withheld for employee taxes on restricted stock vesting	(50.6)	—	—
Issue of common shares, net of issuance costs	89.3	—	318.0
Cumulative dividends on warrants	(34.1)	—	—
Distribution of Fidelis MGU net assets to shareholders	(68.4)	—	—
Purchase of non-controlling interest	—	(11.0)	(3.8)
Repurchase of shares	—	—	(320.7)
Balance - end of year	2,039.0	2,075.2	2,075.4

Accumulated other comprehensive loss, net of tax
Unrealized losses on available-for-sale securities, net of tax
Balance - beginning of year	(99.7)	(11.3)	22.4
Unrealized gains/(losses) arising during the year	72.7	(88.4)	(33.7)
Balance – end of year	(27.0)	(99.7)	(11.3)
Currency translation reserve
Balance - beginning of year	(1.1)	—	0.2
Movement during the year	1.1	(1.1)	(0.2)
Balance - end of year	—	(1.1)	—
Balance - end of year	(27.0)	(100.8)	(11.3)

Retained earnings/(accumulated deficit)
Balance – beginning of year	0.5	(52.1)	(120.4)
Net income available to common shareholders	2,132.5	52.6	68.3
Net fair value of Fidelis MGU distributed to shareholders	(1,696.4)	—	—
Balance - end of year	436.6	0.5	(52.1)
Total shareholders' equity attributable to common shareholders	2,449.8	1,976.8	2,013.9

Non-controlling interests
Balance – beginning of the year	10.3	5.2	—
Distribution of Fidelis MGU	(10.3)	—	—
Net profit attributable to non-controlling interests	—	9.7	10.0
Dividends paid to non-controlling interest	—	(3.9)	(2.6)
Non-controlling interest arising from acquisition of a subsidiary	—	(0.7)	—
Non-controlling interest arising from sale of a subsidiary	—	—	(2.2)
Balance – end of year	—	10.3	5.2

Total shareholders' equity including non-controlling interests	$2,449.8	$1,987.1	$2,019.1
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	2023	2022	2021
Operating activities
Net income	$2,132.5	$62.3	$78.3
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of Fidelis MGU	(1,707.1)	—	—
Share compensation expense	27.6	10.8	9.8
Depreciation	0.3	3.9	4.5
Net unrealized (gain)/loss on investments	(3.6)	17.8	(12.1)
Net realized (gain)/loss on investments	(5.0)	8.5	24.1
Deferred tax benefit	(86.5)	(10.4)	(26.4)
Net changes in assets and liabilities:
Accrued investment income	(16.3)	1.2	(3.0)
Premiums and other receivables	(321.3)	(342.0)	(479.1)
Amounts due from Fidelis MGU	(176.2)	—	—
Deferred reinsurance premiums	(237.7)	(147.0)	(261.3)
Reinsurance balances recoverable on paid losses	(22.5)	89.5	(156.4)
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(125.5)	(195.5)	(421.9)
Deferred policy acquisition costs	(270.6)	(112.5)	(126.8)
Other assets	34.6	(3.0)	(6.6)
Reserves for losses and loss adjustment expenses	383.9	695.3	592.3
Unearned premiums	530.9	504.9	708.2
Reinsurance balances payable	7.1	134.3	453.7
Amounts due to Fidelis MGU	334.0	—	—
Other liabilities	16.6	23.3	(31.5)
Net cash provided by operating activities	495.2	741.4	345.8
Investing activities
Purchase of available-for-sale securities	(2,241.6)	(1,595.8)	(2,122.2)
Proceeds from sales and maturities of available-for-sale securities	1,337.9	1,678.8	1,111.6
Purchase of other investments	—	(100.0)	(125.2)
Proceeds from sale of other investments	75.2	223.9	1.3
Proceeds from the sale of investments, trading	—	27.8	56.1
Purchase of fixed assets	(6.4)	(18.8)	(7.1)
Net cash provided by/(used in) investing activities	(834.9)	215.9	(1,085.5)
Financing activities
Proceeds from issuance of common stock, net of issuance costs	89.4	—	318.2
Non-controlling interest share transactions	(6.1)	(15.7)	(6.3)
Repurchase of common shares	—	—	(320.9)
Net cash used in disposal of subsidiary	(105.5)	—	(7.1)
Cumulative dividends on warrants	(34.1)	—	—
Tax paid on withholding shares	(50.6)	—	—
Dividends on common shares	—	(0.5)	(2.1)
Net cash used in financing activities	(106.9)	(16.2)	(18.2)

Effect of exchange rate changes on foreign currency cash	2.8	(9.2)	(4.6)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	(443.8)	931.9	(762.5)
Cash, restricted cash, and cash equivalents, beginning of year	1,407.9	476.0	1,238.5
Cash, restricted cash, and cash equivalents, end of year	$964.1	$1,407.9	$476.0

Supplemental disclosure of cash flow information:
Net cash paid during the year for income taxes	$14.7	$11.9	$24.1
Cash paid during the year for interest	$29.7	$29.6	$29.3
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group provides Specialty, Bespoke and Property insurance and reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”), is a Class 4 Bermuda domiciled company which writes most of the Group’s Reinsurance business, as well as writing Specialty and Bespoke lines. FIBL is regulated by the Bermuda Monetary Authority.
•Fidelis Underwriting Limited (“FUL”), is a U.K. domiciled company which principally writes Specialty and Bespoke insurance, as well as Reinsurance. FUL is regulated by the Prudential Regulation Authority ("PRA").
•Fidelis Insurance Ireland DAC (“FIID”), is a Republic of Ireland domiciled company that writes Specialty and Bespoke insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland (“CBI”).
•FIHL (UK) Services Limited (“FSL”), is a U.K. service company that also has a branch in Ireland.
On January 3, 2023, the Group completed a series of transactions pursuant to which (i) it distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“Fidelis MGU”) and (ii) Fidelis MGU was acquired by a consortium of investors (together known as the “Separation Transactions”). FML was previously the service company for the U.K. and Ireland operations of the Group and is now the service company for Fidelis MGU. Pine Walk held the Group’s investments in eight managing general agents (“MGAs”).
The financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated from January 3, 2023.
Through various long-term contractual agreements, effective from January 1, 2023 Fidelis MGU manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by Fidelis MGU to the Group include sourcing and administering outwards reinsurance, and support with business planning, capital management, insurance contract accounting and information technology.
Further information can be found at Note 3 (Separation Transactions) and Note 15 (Related Party Transactions).
On July 3, 2023, Fidelis completed an initial public offering (“IPO”) of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
2.          Significant Accounting Policies
Basis of presentation
The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the results of Fidelis Insurance Holdings Limited and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Use of estimates, risks and uncertainties
The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The most significant estimates reflected in the financial statements include:
•Written and earned premiums;
•Reserves for losses and loss adjustment expenses;

•Reinsurance balance recoverable on reserves for losses and loss adjustment expenses;
•Fair value measurements of fixed maturity investments, available-for-sale.; and
•Income tax expenses.
Cash and cash equivalents
Cash and cash equivalents consist of cash held in banks, money market funds and other short-term, highly liquid investments with original maturity dates of 90 days or less, provided they are not part of the investment portfolio.
Restricted cash and cash equivalents
Restricted cash and cash equivalents consist of cash held in segregated or trust accounts, which is unavailable for immediate use by the Group, primarily to provide collateral for letters of credit, reinsurance agreements, and to support the current value of any amounts that may be due to counterparties based on the value of underlying financial instruments.
Investments
The Group currently classifies its fixed maturity securities and short-term investments as “available-for-sale” (‘AFS’) and, accordingly, they are carried at fair value with the changes in fair value recorded as an unrealized gain or loss component of accumulated other comprehensive income in shareholders’ equity.
The Group’s fixed-income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, and asset-backed securities.
The Group’s other investments consist of the Wellington Opportunistic Fixed-Income UCITS Fund, a residual investment in a hedge fund, and in 2022, investments in structured notes (refer to Note 5 for further details). These are carried at fair value and realized and unrealized gains or losses included in net realized and unrealized investment gains and losses on the Consolidated Statement of Income. For the valuation methodologies refer to Note 6 (Fair Value Measurements).
Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments and recorded at fair value.
For all fixed maturity securities and other investments, any realized and unrealized gains or losses are determined on the basis of the first-in, first-out method. For all fixed maturity securities classified as available-for-sale, realized gains and losses in the audited consolidated financial statements include allowances for expected credit losses related to its available-for-sale debt securities. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime. Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as “available-for-sale.”
The Group reports accrued investment income separately from investment balances and has elected not to measure an allowance for credit losses for accrued investment income. Any uncollectible accrued interest income is written off in the period it is deemed uncollectible.
The Group’s accounting policy classified all fixed maturity securities acquired prior to January 1, 2018 as trading. At December 31, 2022, all securities classified as trading have matured. For securities classified as trading realized and unrealized gains or losses were included in the audited consolidated financial statements within net realized and unrealized investment gains and losses.
Investments pending settlement include receivables and payables from unsettled trades with brokers. Receivables and payables from unsettled trades are carried at fair value based on quoted prices in active markets for identical assets or derived based on inputs that are observable. Receivables and payables from unsettled trades are classified within other assets and other liabilities, respectively, on the Consolidated Balance Sheets.
Net investment income
Net investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Group by the issuer of fixed income securities and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment management, custody, and investment administration fees are charged against net investment income reported in the Consolidated Statement of Income. Investment transactions are recorded on a trade date basis.

Derivative assets and liabilities
All derivatives are recognized in the Consolidated Balance Sheets at fair value on a gross basis and not offset against any collateral pledged or received. Unrealized gains and losses resulting from changes in fair value are included in net realized and unrealized investment gains and losses or net foreign exchange gains and losses in the Consolidated Statements of Income. The Group’s derivative financial instrument assets are included in other assets and derivative financial instrument liabilities are included in other liabilities in the Consolidated Balance Sheets. None of the Group’s derivatives are designated as accounting hedges for financial reporting purposes. Pursuant to the International Swaps and Derivatives Association (“ISDA”) master agreements and other derivative agreements, the Group and its counterparties typically have the ability to settle on a net basis. In addition, in the event a party to one of the ISDA master agreements or other derivative agreements defaults, or a transaction is otherwise subject to termination, the non-defaulting party generally has the right to set off against payments owed to the defaulting party or collateral held by the defaulting party.
The Group enters into derivative transactions to manage duration risk, foreign currency exchange risk, or other exposure risks. The Group also sometimes enters catastrophe swap derivatives to manage its exposure to catastrophe events. Derivative transactions typically include futures, options, swaps and forwards. Derivative assets represent financial contracts whereby, based upon the contract’s current fair value, the Group will be entitled to receive payments upon settlement. Derivative liabilities represent financial contracts whereby, based upon the contract’s current fair value, the Group will be obligated to make payments upon settlement.
The Group looks to manage foreign currency exposure by substantively balancing assets with liabilities for certain major non-U.S. dollar currencies, or by entering into currency forward contracts. However, there is no guarantee that this will effectively mitigate exposure to foreign exchange gains and losses.
Where a contract includes an embedded derivative, the embedded derivative is recognized separately only if the contract is not recognized at fair value, or the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.
Premiums and acquisition costs
Premiums written are recorded on inception of the policy. Premiums written include estimates based on information received from insureds, brokers and cedants, and any subsequent differences arising on such estimates are recorded as premiums written in the period they are determined. Premiums written are earned on a basis consistent with risks covered over the period the coverage is provided. The portion of the premiums written applicable to the unexpired terms of the underlying contracts and policies is recorded as unearned premium.
Reinstatement premiums are recognized as written and earned after the occurrence of a loss and are recorded in accordance with the contract terms based upon management’s estimate of losses and loss adjustment expenses.
Policy acquisition expenses are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period in line with earned premium. The Group only defers acquisition costs incurred that are directly related to the successful acquisition of new or renewal insurance contracts, including commissions to agents, brokers and premium taxes. All other acquisition related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.
The Group evaluates premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future losses and loss adjustment expenses and policy acquisition expenses.
Premiums receivable
Premiums receivable includes amounts receivable from insureds, net of brokerage costs, which represent premiums that are both currently due and amounts not yet due on insurance and reinsurance policies. Premiums for insurance policies are generally due at inception. Premiums for reinsurance policies generally become due over the period of coverage based on the policy terms. Contract periods can be several years in length with premiums received in annual or quarterly installments.
The Group monitors the credit risk associated with premiums receivable, taking into consideration the fact that in certain instances credit risk may be reduced by the Group’s right to offset loss obligations against premiums receivable. The Group establishes an allowance for expected credit losses based upon an analysis of amounts due, historical write-offs, current economic conditions and expectations of future economic conditions. Further details are set out at Note 11 (Reinsurance and Retrocessional Reinsurance). Changes in the estimate of (re)insurance premiums written will also result in an adjustment to premiums receivable in the period they are determined.

Reinsurance and retrocession
The Group seeks to reduce the risk of net losses on business written by reinsuring certain risks and exposures with other reinsurers. Ceded reinsurance contracts do not relieve the Group of its primary obligation to insureds. Ceded premiums are recognized when the coverage period incepts and are expensed over the contract period in proportion to the coverage period or, when the coverage period does not align to the risk exposure, in proportion to the underlying risk exposure. Premiums relating to the unexpired portion of reinsurance ceded are recorded as deferred reinsurance premiums.
Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred policy acquisition costs on the Consolidated Balance Sheets and the amortization is recognized within policy acquisition expenses in the Consolidated Statement of Income.
Losses and loss adjustment expenses
The liability for losses and loss adjustment expenses includes reserves for unpaid reported losses and for losses incurred but not reported (“IBNR”). These estimates are reported net of amounts estimated to be recoverable from salvage and subrogation. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, and ceding companies and the application of generally accepted actuarial techniques and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Group as incurred.
The Group estimates ultimate losses using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.
The principal actuarial methods, and associated key assumptions including the weighting of actuarial methods, loss development factors and initial expected loss ratios, used to perform the Group’s loss reserve analysis include:
Initial expected loss ratio
To estimate ultimate losses, the Group multiplies earned premiums by an expected loss ratio. The expected loss ratio is determined using a combination of benchmark data, the business plan, and expert judgement.
Paid and incurred chain ladder
This method estimates ultimate losses by calculating past paid and incurred loss development factors and applying them to exposure periods with further expected paid loss development. The main underlying assumption of this method is that historical loss development patterns are indicative of future loss development patterns.
Paid and incurred Bornhuetter-Ferguson (“BF”)
This method combines features of the chain ladder and initial expected loss ratio method by using both reported and paid losses as well as an a priori expected loss ratio to arrive at an ultimate loss estimate. The weighting between these two methods depends on the maturity of the business. This means that for more recent years a greater weight is placed on the initial expected loss ratio, while for more mature years a greater weight is placed on the loss development patterns.
Benktander: Credible claims reserves
The Benktander method is similar to the Bornhuetter-Ferguson but replaces the initial loss ratio used within the BF method with the loss estimate from the BF method. The credibility factor is increased as claims develop. It gives more weight to:
•Emerged losses than the BF; and
•Initial expected loss ratio rather than the chain ladder.
Case-by-case
Given the nature of the business written, some of the lines of business may consist of a small number of policies. Where appropriate, the loss reserves will be calculated explicitly for a particular contract using expert judgement and documented appropriately. Salvage is recorded based on estimated realizable value and is deducted from the reserve for losses and loss adjustment expenses. It is the responsibility of the actuarial function to apply the relevant actuarial methodologies and judgements to the calculation of loss reserves. The Group Actuary presents the recommendations of the actuarial review of the reserves to the Reserving Committee for review, challenge and recommendation, the results of which are included in the Group Actuary’s Reserving Report for approval by the Audit Committee.
Reserves for losses and loss adjustment expenses represent the Group’s best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in the financial statements. Similarly, the timing for payment of the Group’s estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based on industry and peer-group claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts discussed above.
Reinsurance balances recoverable
Amounts recoverable from reinsurers are estimated based on the terms and conditions of the reinsurance contracts in a manner consistent with the underlying liability reinsured. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement. To further reduce credit exposure on reinsurance recoverables, the Group has received collateral, including letters of credit and trust accounts, from certain reinsurers. Collateral related to these reinsurance agreements is available, without restriction, when the Group pays losses covered by the reinsurance agreements.
An allowance is established for expected credit losses expected to be incurred over the life of the reinsurance recoverable, which is recorded net of this allowance. To determine the allowance for expected credit losses, the probability of default is calculated based on the reinsurer credit ratings and default factors developed by a major rating agency. The allowance is charged to net income in the period the recoverable is recorded and revised in subsequent periods to reflect changes in the Group’s estimate of expected credit losses. Further details are set out at Note 11 (Reinsurance and Retrocessional Reinsurance).
Long term debt
Debt is initially measured at fair value less issuance costs incurred and subsequently held at amortized cost. Interest expense is recognized over the term of the notes using the effective interest method.
Leases
The Group assesses whether a contract contains a lease at the inception of the contract, determining at that point whether any leases identified are operating leases or finance leases. The Group does not currently have any finance leases.
For operating leases with a lease term in excess of 12 months, a lease liability and corresponding operating right-of-use asset is recognized. The lease liability takes into account any renewal options that are deemed to be reasonably certain and is discounted using the Group’s incremental borrowing rate, where the rate implicit in the lease is not available.
The unwinding of the discount is recognized in general and administrative expenses. The operating right-of-use asset is amortized straight line over the term of the lease and recognized in general and administrative expenses in the Consolidated Statement of Income.
Corporate and other expenses
Corporate and other expenses include reorganization expenses, warrant expenses and other one-off expenses. Corporate and other expenses have been separated from general and administrative costs to separately show these costs from the administrative costs associated with running the day-to-day activities of the Group.
Income taxes
Income taxes have been provided for those operations that are subject to income taxes based on tax laws and rates enacted in those jurisdictions. Current and deferred taxes are charged or credited to income tax expense.
Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in income tax expense in the Consolidated Statement of Income in the period that includes the enactment date.
A valuation allowance is provided to reduce deferred tax assets to the amount management deem more likely than not to be realized.

The Group recognizes the benefit from a tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Group recognizes interest and penalties related to income taxes in income tax expense.
Share compensation
The fair value of share-based compensation awards is determined using the market value of the FIHL common shares measured at the grant date. Forfeitures are recognized as they occur. For share-based compensation awards that contain both a service and performance condition, the Group recognizes compensation expense only for the portion of the award that is considered probable of vesting. Fair value of share-based compensation awards considered probable of vesting are expensed over the requisite service period. The probability of share based awards vesting is evaluated at each reporting period. Share-based compensation awards that contain only service conditions are expensed ratably over the requisite service period. For further information, see Note 19 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements.
Prior to January 3, 2023 the Group issued warrants to purchase common shares. The warrants contained a combination of service and performance conditions, and were valued at the grant date using the Black-Scholes option-pricing model. Share compensation expense for warrants considered probable of vesting was expensed over the vesting period on a graded vesting basis.
Foreign exchange
The functional currency of the Group and its subsidiaries is U.S. dollar. Transactions in foreign currencies are translated in U.S. dollars at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rates in effect at the reporting date. Foreign exchange gains and losses are included in the Consolidated Statement of Income. Non-monetary assets and liabilities are remeasured to the functional currency at historic exchange rates.
Prior to the Separation Transactions, certain subsidiaries had a non-U.S. dollar functional currency. In translating the financial results of those entities whose functional currency was other than the U.S. Dollar reporting currency, assets and liabilities were converted into U.S. Dollars using the rates of exchange in effect at the reporting date, and revenues and expenses were converted using the average foreign exchange rates for the period. The effect of translation adjustments were reported in the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity as a foreign currency translation adjustment, a separate component of Accumulated Other Comprehensive Income.
Variable interest entities
Variable Interest Entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristic of a controlling financial interest.
The Group is deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:
•power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and
•an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.
The determination of whether an entity is a VIE requires judgment and depends on facts and circumstances specific to that entity.
VIEs for which the Group is deemed to have a controlling financial interest and be the primary beneficiary are consolidated and all significant inter-company transactions are eliminated.
If the Group is not deemed to have a controlling financial interest or be the primary beneficiary, then the investment is not consolidated and is recognized according to the facts and circumstances of the relationship. For further information see Note 13 (Variable Interest Entities) of our audited consolidated financial statements.
The Group determines on an ongoing basis whether an entity is a VIE or if the Group is the primary beneficiary based on an analysis of the Group’s level of involvement in the VIE, the contractual terms, the overall structure of the VIE and funding requirements.
Non-controlling shareholders’ interests are presented separately in the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholder’s Equity. The net income attributable to non-controlling interests is presented separately in Consolidated Statement of Income.

Comprehensive income
Comprehensive income represents all changes in equity that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income, such as unrealized gains or losses on available-for-sale investments and foreign currency translation adjustments.
Reclassification
For the year ended December 31, 2023 commissions on ceded business of $106.5 million (2022: $61.7 million, 2021: $57.0 million), respectively, have been presented within policy acquisition expenses. Commissions on ceded business are paid by a reinsurer to a cedant on proportional contracts to offset the underwriting and administrative expenses of the underlying business. In the current period, we have netted the cost of such commissions against policy acquisition expenses and reclassified the prior year commissions on ceded business from general and administrative expenses to conform to the current period presentation.
To facilitate comparison of information across years, certain other reclassifications have been made to prior year amounts to conform to the current year’s presentation.
Recent accounting pronouncements
Accounting Standards not yet adopted
ASU 2023-07 “Segment Reporting—Improvements to Reportable Segment Disclosures” was issued in November 2023. This ASU requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The purpose of the new guidance is to provide financial statement users with more disaggregated expense information about the reportable segments. The new guidance will be effective for the Group in the year ending December 31, 2024. Based on its current analysis, the Group expects the new guidance to only impact our disclosures with no impact to our results of operations, cash flows, and financial condition.
In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures”. This guidance is intended to improve the transparency of income tax disclosures by requiring consistent categories and disaggregation of information in the effective income tax rate reconciliation and income taxes paid disclosures by jurisdiction. The guidance also includes other amendments to improve the effectiveness of income tax disclosures by removing certain previously required disclosures. The guidance is effective for 2025 annual reporting. Early adoption is permitted. The Company is currently evaluating the impact of adoption on the disclosures within its consolidated financial statements.
3.          Separation Transactions
On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and its investments in the MGAs, together with FML, were distributed to shareholders to form a new managing general underwriting business, Fidelis MGU and (ii) Fidelis MGU was acquired by a consortium of investors. Following the consummation of the Separation Transactions, Fidelis MGU acquired 9.9% of the common shares in the Group.
The Separation Transactions resulted in certain shareholders receiving cash in lieu of their interest in Fidelis MGU. As a result, the distribution of Fidelis MGU was recorded at its fair value of $1,775.0 million. The fair value was determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements (“ASC 820”). We obtained the services of a third-party independent valuation expert in arriving at that determination of fair value. ASC 820 explains the concept of fair value for financial reporting. Under ASC 820, fair value is a market-based measurement, not an entity specific measurement. The objective of ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant).
When a price for an identical asset is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.
For purposes of the valuation of Fidelis MGU, we used an income approach using a discounted cash flow methodology, and a market approach using comparable listed trading and precedent transaction multiples. These approaches generated a range of values for Fidelis MGU of $1.7 billion to $1.9 billion. The determined fair value for Fidelis MGU of $1,775.0 million was based on the price of the most recent transactions in Fidelis MGU shares, and close to the mid-point of the valuation range. On January 3, 2023, following the distribution of Fidelis MGU to shareholders of the Group, certain shareholders sold their shares, and certain third parties purchased shares, in Fidelis MGU at a price per share determined using a fair value of $1,775.0 million.

Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested Restricted Share Unites (“RSUs”). This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million in the year ended December 31, 2023. The RSUs and warrants (refer to Note 19 (Share Compensation and Employee Benefit Plans) for additional detail) were exercised on the date of the Separation Transactions, resulting in the issuance of 13,553,681 common shares. The RSUs were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.
The distribution of Fidelis MGU to shareholders of the Group resulted in the deconsolidation of net assets of $67.9 million, and the cancellation of 97,327,049 common shares in the Group. Following the Separation Transactions there were 110,771,897 common shares issued and outstanding. The distribution resulted in the elimination of the Group’s non-controlling interests, all of which related to the subsidiaries of Pine Walk.
In connection with the successful consummation of the Separation Transactions, the Group incurred professional fees of $28.6 million during the year ended December 31, 2023.
The net gain on distribution of Fidelis MGU of $1,639.1 million has been calculated as the fair value of Fidelis MGU of $1,775.0 million, less the net assets of Fidelis MGU of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. Within operating activities on the Consolidated Statements of Cash Flows, the revaluation of Fidelis MGU of $1,707.1 million, being the fair value of Fidelis MGU of $1,775.0 million less the net assets of $67.9 million, is shown as a non-cash adjustment to reconcile net income to net cash provided by operating activities.
On January 3, 2023, the financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated and the non-controlling interests were disposed upon consummation of the Separation Transactions.
4.           Segments
The chief operating decision maker (“CODM”) reviews the Group's ongoing underwriting operations across three operating segments: Specialty, Bespoke and Reinsurance. In determining how to allocate resources and assess the performance of the Group's underwriting results, management considers many factors including the nature of the insurance product offered, the risks that are covered and the nature of the client.
The Specialty segment is comprised of a specialized portfolio of niche risks that includes Aviation and Aerospace, Energy, Marine, Property, Property Direct & Facultative (“D&F”) business and other specialty risks.
The Bespoke segment is highly specialized in nature providing customized risk solutions for clients which includes Credit & Political Risk and other specific risk transfer opportunities.
The Reinsurance segment is comprised of a property catastrophe book, which includes Property Reinsurance, Retrocession and Whole Account reinsurance.
Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. Fidelis MGU commissions (see Note 15 (Related Party Transactions)) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.

a) The following tables summarize the Group's segment disclosures:

	2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$2,241.3	$720.4	$617.3	$—	$3,579.0
Net premiums written	1,465.5	416.0	255.1	—	2,136.6
Net premiums earned	1,203.3	375.6	253.7	—	1,832.6
Losses and loss adjustment expenses	(583.1)	(92.0)	(23.7)	—	(698.8)
Policy acquisition expenses	(289.1)	(140.4)	(69.0)	(225.3)	(723.8)
General and administrative expenses	—	—	—	(82.7)	(82.7)
Underwriting income	331.1	143.2	161.0	(308.0)	327.3
Net realized and unrealized investment gains					4.9
Net investment income					119.5
Other income					0.1
Net gain on distribution of Fidelis MGU					1,639.1
Corporate and other expenses					(4.1)
Net foreign exchange losses					(4.1)
Financing costs					(35.5)
Income before income taxes					2,047.2
Income tax benefit					85.3
Net income					2,132.5
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$2,132.5

Losses and loss adjustment expenses incurred - current year	(542.8)	(126.7)	(92.2)		$(761.7)
Losses and loss adjustment expenses incurred - prior accident years	(40.3)	34.7	68.5		62.9
Losses and loss adjustment expenses incurred - total	$(583.1)	$(92.0)	$(23.7)		$(698.8)

Underwriting Ratios(1)
Loss ratio - current year	45.2%	33.7%	36.3%		41.5%
Loss ratio - prior accident years	3.3%	(9.2%)	(27.0%)		(3.4%)
Loss ratio - total	48.5%	24.5%	9.3%		38.1%
Policy acquisition expense ratio	24.0%	37.4%	27.2%		27.2%
Underwriting ratio	72.5%	61.9%	36.5%		65.3%
Fidelis MGU commissions ratio					12.3%
General & administrative expense ratio					4.5%
Combined ratio					82.1%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,616.2	$795.7	$606.2	$—	$3,018.1
Net premiums written	1,057.4	566.6	234.4	—	1,858.4
Net premiums earned	849.4	384.4	266.7	—	1,500.5
Losses and loss adjustment expenses	(508.7)	(118.9)	(202.6)	—	(830.2)
Policy acquisition expenses	(189.4)	(135.3)	(59.7)	—	(384.4)
General and administrative expenses	—	—	—	(165.5)	(165.5)
Underwriting income	151.3	130.2	4.4	(165.5)	120.4
Net realized and unrealized investment losses					(33.7)
Net investment income					40.7
Other income					1.9
Corporate and other expenses					(20.5)
Net foreign exchange gains					6.8
Financing costs					(35.5)
Income before income taxes					80.1
Income tax expense					(17.8)
Net income					62.3
Net income attributable to non-controlling interests					(9.7)
Net income available to common shareholders					$52.6

Losses and loss adjustment expenses incurred - current year	(519.7)	(147.8)	(184.8)		$(852.3)
Losses and loss adjustment expenses incurred - prior accident years	11.0	28.9	(17.8)		22.1
Losses and loss adjustment expenses incurred - total	$(508.7)	$(118.9)	$(202.6)		$(830.2)

Underwriting Ratios(1)
Loss ratio - current year	61.2%	38.4%	69.3%		56.8%
Loss ratio - prior accident years	(1.3%)	(7.5%)	6.7%		(1.5%)
Loss ratio - total	59.9%	30.9%	76.0%		55.3%
Policy acquisition expense ratio	22.3%	35.2%	22.4%		25.6%
Underwriting ratio	82.2%	66.1%	98.4%		80.9%
General & administrative expense ratio					11.0%
Combined ratio					91.9%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2021
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,121.0	$595.3	$1,084.5	$—	$2,800.8
Net premiums written	757.6	439.1	409.9	—	1,606.6
Net premiums earned	534.5	256.5	368.7	—	1,159.7
Losses and loss adjustment expenses	(206.2)	(71.4)	(419.2)	—	(696.8)
Policy acquisition expenses	(109.0)	(83.9)	(57.2)	—	(250.1)
General and administrative expenses	—	—	—	(130.7)	(130.7)
Underwriting income/(loss)	219.3	101.2	(107.7)	(130.7)	82.1
Net realized and unrealized investment gains					13.5
Net investment income					20.6
Other income					1.0
Corporate and other expenses					(2.7)
Net foreign exchange losses					(0.4)
Financing costs					(35.4)
Income before income taxes					78.7
Income tax expense					(0.4)
Net income					78.3
Net income attributable to non-controlling interests					(10.0)
Net income available to common shareholders					$68.3

Losses and loss adjustment expenses incurred - current year	(224.2)	(92.6)	(389.6)		$(706.4)
Losses and loss adjustment expenses incurred - prior accident years	18.0	21.2	(29.6)		9.6
Losses and loss adjustment expenses incurred - total	$(206.2)	$(71.4)	$(419.2)		$(696.8)

Underwriting Ratios(1)
Loss ratio - current year	42.0%	36.1%	105.7%		60.9%
Loss ratio - prior accident years	(3.4%)	(8.3%)	8.0%		(0.8%)
Loss ratio - total	38.6%	27.8%	113.7%		60.1%
Policy acquisition expense ratio	20.4%	32.7%	15.5%		21.6%
Underwriting ratio	59.0%	60.5%	129.2%		81.7%
General & administrative expense ratio					11.3%
Combined ratio					93.0%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

b) The following table summarizes gross premiums written by line of business within each underwriting segment.

	2023	2022	2021
Specialty
Aviation & Aerospace	$371.8	$297.3	$174.3
Energy	172.1	119.5	93.6
Marine	673.8	542.2	252.1
Property	79.8	21.6	30.5
Property D&F	908.3	611.5	543.7
Specialty Other	35.5	24.1	26.8
Total Specialty	2,241.3	1,616.2	1,121.0
Bespoke
Credit & Political Risk	516.4	330.9	258.2
Other Bespoke	204.0	464.8	337.1
Total Bespoke	720.4	795.7	595.3
Reinsurance
Property Reinsurance	595.5	557.0	1,004.5
Retrocession	18.5	32.4	59.5
Whole Account	3.3	16.8	20.5
Total Reinsurance	$617.3	$606.2	$1,084.5
c) The following table presents gross premiums written by the geographical location of the Group’s subsidiaries:

	2023	2022	2021
United Kingdom	$1,977.0	$1,755.7	$1,297.9
Bermuda	1,047.5	707.6	1,147.4
Republic of Ireland	554.5	554.8	355.5
Total	$3,579.0	$3,018.1	$2,800.8
The information presented above is after allocation of consolidation adjustments. Amounts relating to intergroup reinsurance are not included in the above table.
5.           Investments
At December 31, 2023, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$692.4	$4.1	$(9.8)	$686.7
Agencies	16.2	0.1	(0.1)	16.2
Non-U.S. government	77.6	0.2	(1.8)	76.0
Corporate bonds	1,798.4	14.7	(25.8)	1,787.3
Residential mortgage-backed	192.0	2.0	(5.8)	188.2
Commercial mortgage-backed	53.1	—	(2.0)	51.1
Other asset backed securities	441.7	1.3	(3.6)	439.4
Total fixed maturity securities	$3,271.4	$22.4	$(48.9)	$3,244.9

	December 31, 2022
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$643.1	$—	$(27.3)	$615.8
Agencies	17.5	—	(0.4)	17.1
Non-U.S. government	115.2	—	(4.3)	110.9
Corporate bonds	1,078.9	—	(58.6)	1,020.3
Residential mortgage-backed	41.4	—	(6.5)	34.9
Commercial mortgage-backed	55.2	—	(3.6)	51.6
Other asset backed securities	209.5	—	(9.2)	200.3
Total fixed maturity securities	$2,160.8	$—	$(109.9)	$2,050.9
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations (“NRSROs”) are used and the lower of two ratings is taken. Prior to September 30, 2023 the Group used the lower of two or middle of three ratings. The December 31, 2022 disclosure has been presented to conform to the revised approach. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	December 31, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
AAA	$399.5	12%	$269.1	13%
AA	1,119.0	35%	775.6	38%
A	1,145.8	35%	622.3	30%
BBB	573.6	18%	383.9	19%
BB	7.0	—%	—	—%
Total fixed maturity securities	$3,244.9	100%	$2,050.9	100%
The contractual maturities for fixed maturity securities are listed in the following table:

	December 31, 2023		December 31, 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$566.7	$555.9	$701.7	$688.1
Due after one year through five years	2,130.3	2,119.5	1,237.6	1,156.9
Due after five years through ten years	255.5	256.0	94.8	90.6
Due after ten years	318.9	313.5	126.7	115.3
Total fixed maturity securities	$3,271.4	$3,244.9	$2,160.8	$2,050.9
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The following investments were included in short-term investments and are classified as available-for-sale:

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$49.0	$—	$—	$49.0
Total short-term investments	$49.0	$—	$—	$49.0

	December 31, 2022
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$228.4	$0.1	$—	$228.5
Non-U.S. government	23.2	—	(0.1)	23.1
Corporate bonds	5.4	—	—	5.4
Total short-term investments	$257.0	$0.1	$(0.1)	$257.0

The composition of the fair values of short-term investments by credit rating is as follows:

	December 31, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
AAA	$—	—%	$23.1	9%
AA	49.0	100%	232.9	91%
A	—	—%	1.0	—%
Total short-term investments	$49.0	100%	$257.0	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio:

	December 31, 2023
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$362.2	$(0.2)	$(9.6)	52
Agencies	5.9	—	(0.1)	5
Non-U.S. government	51.3	—	(1.8)	29
Corporate bonds	894.8	(0.9)	(24.9)	527
Residential mortgage-backed	84.3	(0.2)	(5.6)	54
Commercial mortgage-backed	43.2	(0.1)	(1.9)	23
Other asset backed securities	208.2	(0.3)	(3.3)	74
Total	$1,649.9	$(1.7)	$(47.2)	764

	December 31, 2022
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$697.4	$(5.2)	$(22.1)	93
Agencies	17.1	—	(0.4)	6
Non-U.S. government	134.2	(0.7)	(3.6)	52
Corporate bonds	1,017.5	(7.4)	(51.2)	670
Residential mortgage-backed	35.0	(0.5)	(6.0)	46
Commercial mortgage-backed	51.5	(0.4)	(3.2)	27
Other asset backed securities	198.8	(4.1)	(5.1)	85
Total	$2,151.5	$(18.3)	$(91.6)	979
At December 31, 2023 on a security level basis, 764 securities out of a total of approximately 1,263 securities were in an unrealized loss position and the largest single unrealized loss from a single security in the Group’s fixed maturity portfolio was $1.7 million. The Group believes that such securities were temporarily impaired at December 31, 2023. At December 31, 2022, on a security level basis, approximately 979 securities out of a total of approximately 1,004 securities were in an unrealized loss position and the largest single unrealized loss from a single security in the Group’s fixed maturity portfolio was $2.6 million.
d.Allowance for Expected Credit Losses - Available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	2023	2022	2021
Balance at beginning of year	$1.1	$2.2	$0.4
Expected credit losses on securities where credit losses were not previously recognized	4.1	—	1.8
Reductions for expected credit losses on securities where credit losses were previously recognized	(3.5)	(1.1)	—
Securities sold/redeemed/matured	(0.4)	—	—
Balance at end of year	$1.3	$1.1	$2.2

The Group assesses each quarter whether the decline in the fair value of an available-for-sale investment below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
If the decline in fair value of an available-for-sale security below its amortized cost is considered to be the result of a credit loss, the Group compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the expected credit loss, which is recorded as an allowance and recognized in net income.
e.Other investments, at fair value
At December 31, 2023, other investments consisted of an opportunistic fixed income UCITS fund managed by Wellington Investment Management ("Wellington Funds") and a credit hedge fund managed by York Capital Management (“York Fund”).

	December 31, 2023		December 31, 2022
	Fair Value	%	Fair Value	%
Wellington Funds	$46.9	99%	$43.4	37%
York Fund	0.6	1%	0.9	1%
Equity and commodity structured notes	—	—%	72.8	62%
Total other investments at fair value	$47.5	100%	$117.1	100%
In 2021 the Group invested $50.0 million in Wellington Funds. The fair value of the investment in the UCITS fund at December 31, 2023 was $46.9 million (December 31, 2022 - $43.4 million).
At the end of 2019 York Fund suspended redemptions in its credit hedge fund while the underlying assets of the fund are liquidated and proceeds distributed to investors. The fair value of the residual investment in York Fund at December 31, 2023 was $0.6 million (cost: $0.8 million) (December 31, 2022 - $0.9 million (cost: $1.3 million)). The Group has recorded its investment in the York Fund at reported net asset value. There are currently no outstanding commitments to the York Fund.
At December 31, 2022 the fair value of the equity market linked structured note was $72.8 million (cost $75.0 million). The equity market linked note matured in February 2023 at par value of $75.0 million. The Group had recorded the investment at fair value using the income valuation approach.
f.Net Investment Income and Net Realized and Unrealized Investment Gains
The components of net investment return are as follows:

	2023	2022	2021
Net interest and dividend income	$123.5	$44.0	$24.0
Investment expenses	(4.0)	(3.3)	(3.4)
Net investment income	119.5	40.7	20.6
Net realized gains/(losses) on fixed maturity securities, available-for-sale	(0.7)	(2.5)	1.2
Net realized gains on fixed maturity securities, trading	—	—	0.9
Net realized gains/(losses) on other investments	2.1	27.6	(1.5)
Net realized gains/(losses) on interest rate contracts	—	(20.3)	1.0
Change in net unrealized gains/(losses) on fixed maturity securities, trading	—	(0.5)	(1.1)
Change in net unrealized gains/(losses) on other investments	3.7	(39.8)	15.7
Change in net unrealized gains/(losses) on interest rate contracts	—	0.7	(0.9)
Provision for expected credit losses	(0.2)	1.1	(1.8)
Net realized and unrealized investment gains/(losses)	4.9	(33.7)	13.5
Total realized and unrealized investments gains/(losses) and net investment income	$124.4	$7.0	$34.1
6.           Fair Value Measurements
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:
•Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets. The fair value is determined by multiplying the quoted price by the quantity held by the Group.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices (e.g. interest rates, yield curves, prepayment spreads, default rate, etc.) for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or can be corroborated by observable market data.
•Level 3: Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement. Significant management assumptions can be used to establish management’s best estimate of the assumptions used by other market participants in determining the fair value of the asset or liability.
As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.
Determination of fair value
The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.
Fixed maturity securities
Fair values for all securities in the fixed income investment portfolio are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services.
For determining the fair value of securities that are not actively traded, in general, pricing services use “matrix pricing” in which the independent pricing service uses observable market inputs including, but not limited to, reported trades, benchmark yields, broker-dealer quotes, interest rates, prepayment spreads, default rates and such other inputs as are available from market sources to determine a reasonable fair value.
The following describes the techniques generally used to determine the fair value of the Group’s fixed maturity securities by asset class.
•U.S. Treasuries are bonds issued by the U.S. government. The significant inputs used to determine the fair value of these securities are based on quoted prices in active markets for identical assets and are therefore classified within Level 1.
•Agency securities consists of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.
•Non-U.S. government securities consist of bonds issued by non-U.S. governments and supranationals. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 2.
•Corporate bonds consist primarily of investment-grade debt of a wide variety of corporate issuers and industries. When available, significant inputs are used to determine the fair value of these securities and are based on quoted prices in active markets for similar assets. When not available, the fair values of these securities are determined using the spread above the risk-free yield curve, reported trades, broker-dealer quotes, benchmark yields, and industry and market indicators. The fair values of these securities are classified as Level 2.
•Residential mortgage-backed securities includes agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.

•Commercial mortgage-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. Securities held in this sector are primarily priced by pricing services. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, current price data, the swap curve as well as cash settlement. The fair values of these securities are classified as Level 2.
•Other asset-backed securities consist of investment grade bonds backed by pools of loans with underlying collateral. The underlying collateral for asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, tranche type, interest rate data and credit spreads. The Group classifies these securities within Level 2.
Short-term investments
The Group’s short-term investments consist of commercial paper and bonds with maturities of 90 days or greater but less than one year at the time of purchase. The significant inputs used to determine the fair value of these securities include the spread above the risk-free yield curve, reported trades and broker-dealer quotes. These are considered to be observable market inputs and, therefore, the fair values of these securities are classified within Level 1 and Level 2.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets where available, are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
Other investments
The fair value of the Wellington Funds is based on unadjusted quoted market prices in active markets, therefore, the fair value of this security is classified as Level 1.
The Group values its investment in the York Fund at fair value, which is estimated based on the Group’s share of the net asset value (NAV) as provided by the investment manager of the underlying investment fund. The Group has elected to use the practical expedient method to record the fair value of the investment at net asset value and has therefore not assigned levels to these investments in the fair value hierarchy.

The following table presents the financial instruments measured at fair value on a recurring basis at December 31, 2023 and 2022:

	December 31, 2023
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$557.9	$—	$—	$557.9
Fixed maturity securities
U.S. Treasuries	686.7	—	—	686.7
Agencies	—	16.2	—	16.2
Non-U.S. government	—	76.0	—	76.0
Corporate bonds	—	1,787.3	—	1,787.3
Residential mortgage-backed	—	188.2	—	188.2
Commercial mortgage-backed	—	51.1	—	51.1
Other asset backed securities	—	439.4	—	439.4
Total fixed maturity securities	686.7	2,558.2	—	3,244.9
Short-term investments
U.S. Treasuries	49.0	—	—	49.0
Total short-term investments	49.0	—	—	49.0
Other investments*	46.9	—	—	46.9
Other assets
Investments pending settlement	2.2	—	—	2.2
Total other assets	2.2	—	—	2.2
Total assets measured at fair value	$1,342.7	$2,558.2	$—	$3,900.9
Liabilities
Other liabilities
Derivative liabilities	$—	$(1.1)	$—	$(1.1)
Total other liabilities	—	(1.1)	—	(1.1)
Total liabilities measured at fair value	$—	$(1.1)	$—	$(1.1)
__________________
*excludes investments in the York Funds

	December 31, 2022
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$685.2	$—	$—	$685.2
Fixed maturity securities
U.S. Treasuries	615.8	—	—	615.8
Agencies	—	17.1	—	17.1
Non-U.S. government	—	110.9	—	110.9
Corporate bonds	—	1,020.3	—	1,020.3
Residential mortgage-backed	—	34.9	—	34.9
Commercial mortgage-backed	—	51.6	—	51.6
Other asset backed securities	—	200.3	—	200.3
Total fixed maturity securities	615.8	1,435.1	—	2,050.9
Short-term investments
Corporate bonds	—	5.4	—	5.4
Non-U.S. government	—	23.1	—	23.1
U.S. Treasuries	228.5	—	—	228.5
Total short-term investments	228.5	28.5	—	257.0
Other investments*	43.4	72.8	—	116.2
Other Assets
Derivative assets	—	6.3	—	6.3
Investment pending settlement	2.0	—	—	2.0
Total other assets	2.0	6.3	—	8.3
Total assets measured at fair value	$1,574.9	$1,542.7	$—	$3,117.6
__________________
*excludes investments in the York Funds
There were no transfers into or out of Level 1 and Level 2 during the year ended December 31, 2023 and December 31, 2022.

Fair Value of Financial Instrument Liabilities
The following table includes financial instruments for which the carrying value differs from the estimated fair values at December 31, 2023 and 2022. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	December 31, 2023		December 31, 2022
	Fair Value	Carrying Value	Fair Value	Carrying Value
4.875% Senior notes due 2030	$273.1	$325.0	$322.0	$324.4
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	121.6	123.2	115.5	123.1
Preference securities	$55.6	$58.4	$54.4	$58.4

7.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$712.4	$1,222.0
Restricted cash securing letter of credit facilities	5.8	21.2
Restricted cash securing reinsurance contracts	245.9	164.7
Total cash, cash equivalents and restricted cash	964.1	1,407.9
Restricted investments securing reinsurance contracts and letter of credit facilities	1,347.0	989.4
Total cash, cash equivalents, restricted cash and restricted investments	$2,311.1	$2,397.3

8.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and forward contracts primarily for duration, interest rate and foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

	December 31, 2023
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative liabilities by primary underlying risk
Foreign exchange contracts
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$(9.7)	$(1.1)
Total derivative liabilities		$(9.7)	$(1.1)

	December 31, 2022
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative assets by primary underlying risk
Foreign exchange contracts
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$(44.0)	$6.3
Total derivative assets		$(44.0)	$6.3
__________________
(1)AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British pound and JPY = Japanese Yen.
(2)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the year.
(3)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the years ended December 31, 2023, 2022 and 2021. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment gains/(losses) and net foreign exchange gains and losses in the Consolidated Statements of Income.

	2023		2022		2021
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Interest rate contracts
Futures (1)	$—	$—	$(20.3)	$0.7	$1.0	$(0.9)
Total interest rate contracts	—	—	(20.3)	0.7	1.0	(0.9)
Foreign exchange contracts
Forwards (2)	3.8	(7.3)	3.5	5.3	(2.9)	6.3
Total foreign exchange contracts	3.8	(7.3)	3.5	5.3	(2.9)	6.3
Total	$3.8	$(7.3)	$(16.8)	$6.0	$(1.9)	$5.4
__________________
(1)Contracts used to manage interest rate risks in investments operations.
(2)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The Group obtains/provides collateral from/to counterparties for OTC derivative financial instruments in accordance with bilateral credit facilities.
The Group does not offset its derivative instruments and presents all amounts in the Consolidated Balance Sheets on a gross basis. Unrealized gains are included within other assets and unrealized losses are included within other liabilities. The Group has pledged cash collateral to counterparties to support the current value of amounts due to the counterparties based on the value of the underlying security.

9.           Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	$515.8	$403.3
Acquisition costs deferred	994.6	496.9
Amortization of deferred policy acquisition costs	(723.8)	(384.4)
Balance at the end of the year	$786.6	$515.8
10.           Reserves for Losses and Loss Adjustment Expenses
The reserves for losses and loss adjustment expenses include an amount determined from reported claims and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.
The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represents the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by the Group.
The reserves for IBNR losses and loss adjustment expenses are established by management based on actuarially determined estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity and frequency and other factors which may vary significantly as claims are settled. Accordingly, ultimate losses and loss adjustment expenses may differ materially from the amounts recorded in the consolidated financial statements.
These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in losses and loss adjustment expenses in the period in which they become known. IBNR reserves are calculated on a best estimate basis and are estimated by management using various actuarial methods as well as the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, extreme and catastrophic claims.
The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Group has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.
The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the year ended December 31, 2023.

The following table presents a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Reserves for losses and loss adjustment expenses, beginning of year	$2,045.2	$1,386.5	$818.0
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(976.1)	(795.2)	(382.2)
Net reserves for losses and loss adjustment expenses, beginning of year	1,069.1	591.3	435.8
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	761.7	852.3	706.4
Prior years	(62.9)	(22.1)	(9.6)
Total incurred	698.8	830.2	696.8
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(110.1)	(82.5)	(216.7)
Prior years	(329.4)	(242.2)	(311.9)
Total paid	(439.5)	(324.7)	(528.6)
Foreign exchange	11.9	(27.7)	(12.7)
Net reserves for losses and loss adjustment expenses, end of year	1,340.3	1,069.1	591.3
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,108.6	976.1	795.2
Reserves for losses and loss adjustment expenses, end of year	$2,448.9	$2,045.2	$1,386.5
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries decreased by $62.9 million for the year ended December 31, 2023 (2022: $22.1 million, 2021: $9.6 million).
Net favorable development for the year ended December 31, 2023 resulted from better than expected loss development in the Reinsurance and Bespoke segments, partially offset by net adverse development in the Specialty segment.
The favorable development in the Reinsurance segment of $68.5 million related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by benign claim experience on prior year accidents. The favorable development in the Bespoke segment of $34.7 million was driven by better than expected loss emergence across the majority of underlying lines of business. The adverse development in the Specialty segment of $40.3 million related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Property D&F and Aviation and Aerospace lines of business, and updated legal expense provisions in the reserve for the Ukraine Conflict.
Net favorable development for the year ended December 31, 2022 resulted from better than expected loss experience on the Bespoke and Specialty segments. This was partially offset by adverse development on the Reinsurance segment driven by deterioration on Hurricane Laura and the 2021 European Floods.
Net favorable development for the year ended December 31, 2021 resulted from better than expected loss experience on the Bespoke and Specialty segments. This was partially offset by adverse development in the Reinsurance segment driven by deterioration on Hurricane Laura and the Mid-West Derecho.
a.Incurred and paid loss development tables by accident year
The Group’s loss reserve analysis is based primarily on underwriting year data. The preparation of the below accident year development tables required an allocation of underwriting year data to the corresponding accident year.
Allocations are performed using accident year loss payment and reporting patterns, which are derived from Group specific loss data. Ultimate reserves are allocated based on reserve movement splits between prior and current year and reflects the movement in earned premium by underwriting year.
The following tables present the Group’s total losses and loss adjustment expenses incurred, net of reinsurance and paid losses and loss adjustment expenses by accident year, net of reinsurance. The information has been provided separately for the Bespoke, Specialty and Reinsurance segments.
The reporting of cumulative claims frequency has been deemed to be impracticable as the information necessary to provide meaningful cumulative claims frequency is not available to the Group. Within the Reinsurance segment, the underlying claim count data is not provided for most reinsurance contracts written on a quota share basis, and for certain excess of loss contracts. With respect to the Specialty and Bespoke segments, certain MGAs and brokers report loss data on an aggregate basis. In determining our reserves for losses and loss adjustment expenses, the Group does not use claims frequency information as an input to the actuarial methods described in Note 2, Significant Accounting Policies.

Incurred losses and loss adjustment expenses – net of reinsurance
Specialty

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported losses
	<----------------------------------------------------------- Unaudited ----------------------------------------------------------->
2015	2.2	1.1	0.2	—	—	—	—	—	—	—
2016		10.1	4.2	3.5	3.4	2.2	2.4	1.9	1.9	0.2
2017			9.1	5.6	2.4	2.0	2.0	1.8	2.0	—
2018				10.1	13.6	11.2	11.5	13.0	13.4	0.1
2019					28.7	24.1	29.9	41.1	50.0	8.1
2020						72.5	49.0	46.9	47.7	2.1
2021							219.4	196.9	214.6	6.2
2022								514.7	527.0	165.9
2023									542.8	280.0
Total									1,399.4	462.6

Cumulative paid losses and loss adjustment expenses, net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023
	<-------------------------------------------------------- Unaudited ------------------------------------------------->
2015	—	—	—	—	—	—	—	—	—
2016		—	0.1	1.6	1.7	1.8	1.8	1.7	1.7
2017			—	0.4	0.6	1.5	2.0	1.6	1.7
2018				—	3.0	9.6	10.0	10.3	11.2
2019					5.2	17.0	13.4	23.8	32.5
2020						7.6	29.4	32.8	37.2
2021							32.7	102.0	151.5
2022								54.4	194.2
2023									73.4
Total									503.4
Reserve FX									(8.5)
ULAE									13.6
Liabilities for losses and loss adjustment expenses, net of reinsurance									901.1

Bespoke

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported losses(1)
	<----------------------------------------------------------- Unaudited ----------------------------------------------------------->
2015	0.4	0.4	0.2	—	0.1	—	—	—	—	—
2016		9.1	6.1	6.2	4.8	3.9	2.4	2.2	2.2	0.2
2017			17.8	10.8	11.3	10.9	9.4	7.9	7.5	0.6
2018				34.5	23.4	20.0	18.4	17.9	16.1	(7.3)
2019					38.9	26.6	28.9	21.2	24.1	3.3
2020						86.1	71.8	79.0	74.1	(69.4)
2021							83.9	57.8	47.3	18.1
2022								152.7	132.7	103.0
2023									126.7	106.3
Total									430.7	154.8

Cumulative paid losses and loss adjustment expenses, net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023
	<-------------------------------------------------------- Unaudited ------------------------------------------------->
2015	—	—	—	—	—	—	—	—	—
2016		—	1.2	2.3	2.4	2.5	2.1	2.1	2.1
2017			1.6	2.1	3.6	4.7	5.7	5.7	5.5
2018				0.3	2.5	2.9	11.0	13.0	21.8
2019					1.9	6.2	11.1	12.8	16.9
2020						18.4	179.6	177.9	125.1
2021							10.4	17.2	26.6
2022								4.1	22.4
2023									14.2
									234.6
Reserve FX									(12.1)
ULAE									3.0
Liabilities for losses and loss adjustment expenses, net of reinsurance									187.0
__________________
(1)The total of IBNR plus expected development on reported losses for the 2020 accident year in the Bespoke segment includes amounts for salvage totaling $76.7 million for which the Group has paid gross losses to the insured and expects to recover amounts paid via the sale of the repossessed property.

Reinsurance

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported losses
	<----------------------------------------------------------- Unaudited ----------------------------------------------------------->
2015	8.9	7.2	6.4	2.8	2.8	2.8	2.8	2.8	2.9	—
2016		73.5	60.6	53.5	48.2	44.7	40.7	40.4	32.4	10.0
2017			86.5	58.7	51.6	55.5	59.5	55.2	50.8	9.8
2018				84.7	95.5	87.3	86.0	89.1	73.4	1.8
2019					50.9	58.9	60.2	51.8	43.7	3.0
2020						193.1	226.4	244.2	240.7	26.5
2021							364.7	391.8	389.5	36.3
2022								175.6	149.0	41.2
2023									92.2	58.2
Total									1,074.6	186.8

Cumulative paid losses and loss adjustment expenses, net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023
	<-------------------------------------------------------- Unaudited ------------------------------------------------->
2015	—	0.4	2.7	2.8	2.8	2.8	2.8	2.8	2.8
2016		2.1	11.9	19.9	21.1	21.4	22.1	22.3	22.4
2017			26.4	45.0	47.1	52.3	52.7	34.7	38.0
2018				24.2	22.9	47.0	59.6	72.8	68.4
2019					3.0	38.6	40.6	39.7	38.2
2020						56.5	140.3	172.8	194.7
2021							164.2	303.3	365.9
2022								22.2	78.6
2023									22.5
									831.5
Reserve FX									1.3
ULAE									7.8
Liabilities for losses and loss adjustment expenses, net of reinsurance									252.2
b.Reconciliation of loss development information to the reserves for losses and loss adjustment expenses
The table below reconciles the loss development information to the Group’s reserves for losses and loss adjustment expenses at December 31, 2023 and 2022:

	2023	2022
Reserves for losses and loss adjustment expenses, net of reinsurance
Specialty	$887.5	$582.8
Bespoke	184.0	90.8
Reinsurance	244.4	375.1
Total reserves for losses and loss adjustment expenses, net of reinsurance	1,315.9	1,048.7
Reinsurance recoverable on reserves for losses and loss adjustment expenses
Specialty	$469.0	278.5
Bespoke	106.5	65.3
Reinsurance	533.1	632.3
Total reinsurance recoverable on reserves for losses and loss adjustment expenses	1,108.6	976.1
Unallocated loss adjustment expenses	24.4	20.4
Total gross reserves for losses and loss adjustment expenses	$2,448.9	$2,045.2
c.Historical loss duration
The Group was incorporated on August 22, 2014 and commenced underwriting in 2015. As a result, the Group has limited historical data and is unable to present a full cycle of loss payments beyond year five for the Specialty and Reinsurance segments and year four for the Bespoke segment as movements beyond this time horizon are not meaningful and may be misleading to the users of the financial statements.
The following table presents the Group’s historical average annual percentage payout of losses and loss adjustment expenses incurred, net of reinsurance by age at December 31, 2023:

	Year 1	Year 2	Year 3	Year 4	Year 5
	<----------------------------------------- Unaudited ------------------------------------------>
Specialty	12%	29%	17%	14%	14%
Bespoke	12%	28%	33%	21%	NM
Reinsurance	30%	35%	16%	9%	6%
NM - Not meaningful
11.          Reinsurance and Retrocessional Reinsurance
The Group uses reinsurance and retrocessional reinsurance from time to time to manage its net retention on individual risks as well as overall exposure to losses while providing it with the ability to offer policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. In a retrocessional reinsurance transaction, a reinsurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement.
The following tables provide a breakdown of the Group’s written and earned premiums and loss and loss adjustment expenses from direct business, reinsurance assumed and reinsurance ceded for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Written premiums
Direct	$2,489.2	$2,086.4	$1,511.8
Assumed	1,089.8	931.7	1,289.0
Gross premiums written	3,579.0	3,018.1	2,800.8
Ceded	(1,442.4)	(1,159.7)	(1,194.2)
Net premiums written	$2,136.6	$1,858.4	$1,606.6

	2023	2022	2021
Premiums earned
Direct	$1,992.8	$1,500.2	$864.7
Assumed	1,044.5	1,012.9	1,227.9
Gross premiums earned	3,037.3	2,513.1	2,092.6
Ceded	(1,204.7)	(1,012.6)	(932.9)
Net premiums earned	$1,832.6	$1,500.5	$1,159.7

	2023	2022	2021
Loss and loss adjustment expense
Direct	$870.2	$732.6	$338.6
Assumed	343.9	619.0	1,140.5
Loss and loss adjustment expense incurred	1,214.1	1,351.6	1,479.1
Ceded	(515.3)	(521.4)	(782.3)
Loss and loss adjustment expense incurred, net	$698.8	$830.2	$696.8
The Group is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post substantial collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At December 31, 2023, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,108.6 million (December 31, 2022: $976.1 million) and the reinsurance balance recoverable on paid losses was $182.7 million

(December 31, 2022: $159.4 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations. Of the Group’s reinsurance recoverable balance at December 31, 2023, 83.5% is recoverable from reinsurers rated A- or higher by major rating agencies, 11.9% is collateralized by our reinsurers and 4.6% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2022: 75.0%, 15.6% and 9.4%, respectively).
The allowance for expected credit losses of the Group's reinsurance recoverables due from third parties on paid and unpaid claims was $nil and $1.3 million at December 31, 2023 (December 31, 2022: $nil and $1.0 million).
The following table provides a roll forward of the allowance for expected credit losses of the Group’s reinsurance balances recoverable on reserves for losses and loss adjustments expenses:

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	$1.0	$0.5
Allowance for expected credit losses	0.3	0.5
Balance at the end of the year	$1.3	$1.0
The Group is also exposed to credit risk with respect to its premiums and other receivables. The following table provides a roll forward of the allowance for expected credit losses of the Group’s premiums and other receivables:

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	$8.8	$4.8
Allowance for expected credit losses	8.5	4.0
Balance at the end of the year	$17.3	$8.8
Intercompany Retrocessional Reinsurance Arrangements
The Group has entered into various internal quota share retrocession agreements through which FUL and FIID cedes some of its business to FIBL each year on a risk attaching basis.
12.          Long Term Debt
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the US five-year treasury rate on the reset interest determination date plus 6.323%, and every five years thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.

The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	$330.0	$(5.0)	$330.0	$(5.6)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.8)	125.0	(1.9)
Total	$455.0	$(6.8)	$455.0	$(7.5)
Preference Securities
In 2015, the Group issued 30,400 shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). The Preference Securities are subject to mandatory redemption on June 15, 2050. Holders of Preference Securities are entitled to receive dividend payments only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. Currently the holders of all Preference Securities do not have any voting rights.
During the year, the Group paid quarterly preference dividends totaling $5.2 million (2022: $5.3 million, 2021: $5.3 million) to holders of the Group’s Preference Securities. The preference dividends are recorded as a component of financing costs on the Consolidated Statement of Income. At December 31, 2023, dividends payable of $0.2 million (December 31, 2022: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preference Securities.

	December 31, 2023	December 31, 2022
Preference securities, par value $0.01 per share
Authorized	1,000,000	1,000,000
Issued and outstanding:
9% cumulative preference shares	5,835	5,835
13.          Variable Interest Entities
Upon consummation of the Separation Transactions on January 3, 2023, the Group deconsolidated its investment in Pine Walk and its eight MGA subsidiaries. Previously, Pine Walk, Oakside Surety Limited, Perigon Product Recall Limited, Navium Marine Limited, OPEnergy Limited and Pernix Specialty Limited were deemed to be variable interest entities as their equity was deemed insufficient to finance operations without additional subordinated support in the form of a loan. At December 31, 2022, the loan balance to each entity was $nil, $nil, $0.4 million, $1.2 million, $0.8 million, and $1.2 million, respectively. Due to a de facto agent relationship with each entity, the Group was considered the primary beneficiary and consolidated the entities up to January 3, 2023.
Pine Walk Europe S.R.L. (“Pine Walk Europe”) was also deemed to be a variable interest entity as certain entities had a right to a share of its profits but no voting rights. The Group was deemed to be the primary beneficiary due to it either controlling or being the primary beneficiary of the entities with an interest in Pine Walk Europe. The Group deconsolidated Pine Walk Europe on January 3, 2023 as a result of the Separation Transactions.
Non-controlling interests
Non-controlling interests represent the portion of equity in consolidated subsidiaries not attributable, directly or indirectly, to the Group. As at December 31, 2023, the Group did not have non-controlling interests.

A summary of the Group’s non-controlling interests, and the impact upon its Consolidated Balance Sheets and Consolidated Statements of Income is summarized below:

	December 31, 2022		2022	2021
	Non-Controlling interest %	Balance Sheet	Income Statement
Pine Walk Capital Limited	6%	$1.2	$1.2	$1.1
Radius Specialty Limited	30%	1.6	1.4	4.8
Oakside Surety Limited	62%	0.8	0.6	0.8
Kersey Specialty Limited	30%	0.9	0.7	1.3
Perigon Product Recall Limited	30%	0.3	0.2	0.3
Pine Walk Europe S.R.L	6%	0.2	0.3	—
Navium Marine Limited	34%	4.3	4.1	1.7
OpEnergy Limited	30%	0.5	0.6	—
Pernix Specialty Limited	30%	0.5	0.6	—
Total non-controlling interest		$10.3	$9.7	$10.0
14.          Commitments and Contingencies
a.Letter of credit facilities
At December 31, 2023, the Group had the following letter of credit facilities:

	December 31, 2023			December 31, 2022
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Lloyds Bank plc(2)
Unsecured (1)	$25.0	$20.6	September 20, 2024	$25.0	$24.3	September 20, 2023
Secured (1)	100.0	38.2	September 20, 2024	175.0	76.9	September 20, 2023
Ancillary own funds(3)	75.0	75.0	March 13, 2027	50.0	50.0	December 9, 2025
Total Lloyds Bank Plc	200.0	133.8		250.0	151.2
Citibank N.A. London branch(1)(2)
Secured	70.0	52.3	December 31, 2024	100.0	100.1	December 31, 2023
Total Citibank N.A. London branch	70.0	52.3		100.0	100.1
Barclays Bank plc(1)(2)
Unsecured	60.0	53.3	September 13, 2024	60.0	51.4	September 15, 2023
Secured	80.0	31.0	September 13, 2024	160.0	36.8	September 15, 2023
Total Barclays Bank plc	140.0	84.3		220.0	88.2
Bank of Montreal(1)(2)
Unsecured	40.0	36.1	September 17, 2024	100.0	70.8	September 17, 2023
Secured	100.0	32.1	September 17, 2024	100.0	6.6	September 17, 2023
Total Bank of Montreal	140.0	68.2		200.0	77.4
Total letters of credit facilities	$550.0	$338.6		$770.0	$416.9
__________________
(1)Letters of credit can be issued under the Standby Letter of Credit Facility for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity at the lenders as of December 31, 2023 was; Lloyds Bank plc $50.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $80.0 million; and Bank of Montreal $60.0 million. As of December 31, 2022, all available accordions had been triggered and are included in the committed amounts shown.
(3)The Standby Letter of Credit Facility Agreement was amended and restated on March 14, 2023, increasing the size of the facility to $75.0 million for a four year period. The new letter of credit entirely replaced the $50.0 million letter of credit issued under the previously facility, and the purpose is to provide regulated capital in respect to Ancillary Own Funds.

The following table shows the collateral underlying the secured letter of credit facilities:

Bank	December 31, 2023	December 31, 2022
Lloyds Bank plc	$44.2	$92.4
Citibank N.A. London branch	55.2	104.4
Barclays Bank plc	37.7	45.7
Bank of Montreal	35.9	10.8
Total	$173.0	$253.3
The Group's letter of credit facilities are generally bilateral agreements with a one or two year term. The letters of credit issued under the secured letter of credit facilities are fully collateralized. The Group also entered into a Standby Letter of Credit Facility Agreement with Lloyds to provide regulated capital in respect of Ancillary Own Funds (“AOF”). All above facilities are subject to various affirmative, negative and financial covenants that the Group considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
b.Legal proceeding
From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s (re)insurance contracts, and other contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group does not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group is currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole after consideration of any applicable reserves.
c.Concentration of credit risk
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Group underwrites a significant portion of its (re)insurance business through brokers and as a result credit risk exists should any of these brokers be unable to fulfil their contractual obligations with respect to the payments of premium or failure to pass on claims, if there is risk transfer, to the Group.
The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 11 (Reinsurance and Retrocessional Reinsurance) describes the credit risk related to the Group’s reinsurance recoverables.
The following table sets forth the Group’s premiums written by source that individually contributed more than 10% of total gross premiums written for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Marsh & McLennan Companies Inc	18%	20%	24%
Aon plc	13%	15%	22%
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2023, 2022 and 2021.
d. Lease commitments
The Group’s leases primarily consist of operating leases for its offices in the U.K., Bermuda and in the Republic of Ireland. During 2023, the Group entered into new leases in the U.K. and in Bermuda.
Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate.
The Group’s operating leases have remaining lease terms of up to 7.7 years, some of which include options to extend the lease term. The Group considers these options when determining the lease term and measuring its lease liability and right-of-use asset. In addition, the Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Short-term operating leases with an initial term of twelve months or less were excluded from the Group’s Consolidated Balance Sheet and represent an inconsequential amount of operating lease expense. These were entered into for the use of various office fixtures such as photocopiers and other IT equipment.
As most leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

During the year ended December 31, 2023, the Group recognized operating lease expense of $1.5 million (2022: $4.3 million, 2021: $2.7 million). The cash outflows resulting from the operating leases amounted to $0.9 million (2022: $2.6 million, 2021: $1.8 million).
The following table presents the Group’s operating lease right-of-use assets and lease liabilities:

	December 31, 2023	December 31, 2022
Operating lease right-of-use assets (1)	$7.3	$26.8
Operating lease liabilities (2)	$8.0	$28.5

Weighted-average remaining lease term (years)	6.6	9.1
Weight-average discount rate	10.9%	7.8%
__________________
(1)Operating lease right-of-use assets are included in other assets
(2)Operating lease liabilities are included in other liabilities
Future minimum lease commitments at December 31, 2023 under these leases are expected to be as follows:

Future Payments
2024	$0.7
2025	2.1
2026	1.9
2027	1.8
2028	1.6
2029 and thereafter	3.5
Total future annual minimum lease payments	11.6
Less: present value discount	(3.6)
Total lease liability at December 31, 2023	$8.0
e. Intragroup guarantees
The Group has unconditionally and irrevocably guaranteed all of the financial obligations of FUL and FIID. The Group has guaranteed FIHL (UK) Services’ lease obligations.
15.          Related Party Transactions
On January 3, 2023, Fidelis MGU acquired 9.9% of the common shares of the Group. Certain directors, senior managers and management of Fidelis MGU also own common shares of the Group.
On December 20, 2022, the Group and Fidelis MGU entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three will roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place.
The underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of Fidelis MGU on a jurisdictional basis. Each of FIBL, FUL and FIID have delegated underwriting authority to source and bind contracts to Shelf Opco Bermuda Limited, Pine Walk and Pine Walk Europe, respectively. Fidelis MGU manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by Fidelis MGU to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by Fidelis MGU on or after January 1, 2023; (ii) a ceding commission of 3% of net premiums written of business sourced by Fidelis MGU via third party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by Fidelis MGU.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit generated on the sourced business, subject to a hurdle rate of return of 5.0% of underwriting return on equity.

For insurance contracts that were sourced by Pine Walk MGAs for FUL, FIBL or FIID on or prior to December 31, 2022, the fees and commissions will continue to follow the arrangements set under the pre-existing agreements, and will not attract additional commissions under the terms of the Framework Agreement.
The following table summarizes Fidelis MGU commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	2023	2022	2021
Ceding commission expense	$166.2	$—	$—
Profit commission expense	59.1	—	—
Total Fidelis MGU commissions	$225.3	$—	$—
Amounts receivable from Fidelis MGU at December 31, 2023 of $173.3 million consist primarily of amounts collected by Fidelis MGU on behalf of the Group that were not remitted prior to the end of the quarter, and prepaid portfolio management fees. Amounts payable to Fidelis MGU at December 31, 2023 of $334.5 million consist primarily of amounts payable to Fidelis MGU for ceding and profit commissions, and claims paid by Fidelis MGU on the Group’s behalf.
The Framework Agreement provides that from January 1, 2023, in respect of commissions and profit commissions on ceded quota share business the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to Fidelis MGU. Commissions on ceded business for the year ended December 31, 2023 of $54.4 million were paid to Fidelis MGU. For the year ended December 31, 2023 profit commissions of $31.6 million were paid to Fidelis MGU.
Certain of the insurance contracts sourced by Pine Walk on or prior to December 31, 2022 contain profit commissions based on the results of each individual contract. The expense for the year ended December 31, 2023 was $15.9 million and was included within policy acquisition expenses.
Fidelis MGU provides the Group with certain support services on a cost-plus basis, such as office space, insurance contract accounting, other finance and reporting services, IT infrastructure, maintenance and developments services and facilities management pursuant to a services agreement. Included within general and administrative expenses for the year ended December 31, 2023 is a charge of $5.6 million from Fidelis MGU for such services. The Group provides certain services to Fidelis MGU for which it charged $2.3 million for the year ended December 31, 2023. These charges to Fidelis MGU are included within general and administrative expenses.
During 2019, the Group made interest free loans to management of $4.5 million which were recorded within other assets in the Consolidated Balance Sheets. At December 31, 2023 there was no outstanding balance (December 31, 2022: $4.5 million) as these loans were fully repaid in January 2023 as part of the Separation Transactions.
16.          Statutory Requirements and Dividend Restrictions
The Group’s ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group and its subsidiaries operate, detailed further below. The minimum required statutory capital and surplus is the amount of statutory capital and surplus necessary to satisfy regulatory requirements based on the Group’s current operations.
The estimated statutory capital and surplus and minimum required statutory capital and surplus for the Group’s regulatory jurisdictions is as follows:

	December 31, 2023
	Bermuda (1)	United Kingdom (2)	Republic of Ireland(2)
Required statutory capital and surplus	$735.0	$505.0	$95.0
Actual statutory capital and surplus	1,920.0	955.0	180.0
__________________
(1)Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)Required statutory capital and surplus represents the Solvency II Solvency Capital Requirement (“SCR”).

	December 31, 2022
	Bermuda (1)	United Kingdom (2)	Republic of Ireland(2)
Required statutory capital and surplus	$622.2	$552.1	$84.3
Actual statutory capital and surplus	1,503.5	848.0	138.6
__________________
(1)Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)Required statutory capital and surplus represents the Solvency II Solvency Capital Requirement (“SCR”).

Statutory net income/(loss) of the Group’s regulated insurance operations are detailed below:

	Statutory Net Income/(Loss)
	Bermuda	United Kingdom	Republic of Ireland
Year ended December 31, 2023	$345.2	$68.1	$19.3
Year ended December 31, 2022	(0.6)	69.7	(0.1)
Year ended December 31, 2021	$40.4	$50.7	$4.7

For the Group, there are no significant differences between statutory financial statements and statements prepared in accordance with GAAP, other than the exclusion of the net deferred tax asset of $90.0 million in connection with the implementation of the Bermuda corporate income tax (Note 20, Income Taxes). There were no prescribed or permitted regulatory accounting practices for any of the Company’s insurance or reinsurance entities that resulted in reported statutory surplus that differed from that which would have been reported under the prescribed practices of the respective regulatory authorities.

Bermuda operations
The BMA acts as group supervisor and has designated FIBL as the ‘designated insurer’ of the Group. In accordance with the Group supervision and insurance group solvency rules, the Group is required to prepare and submit audited Group GAAP financial statements, a Group statutory financial return (“SFR”), a Group capital and solvency return (“CSR”) and a Group Quarterly Financial Return (“QFR”).
Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the Insurance Act), FIBL is required to prepare and submit annual audited GAAP financial statements and statutory financial statements and to file with the BMA an SFR, CSR and audited GAAP financial statements.
As a Class 4 (re)insurer, FIBL is required to maintain available statutory economic capital and surplus at a level equal to or greater than the ECR. The ECR is the higher of the prescribed minimum solvency margin (“MSM”) or the required capital calculated by reference to the Bermuda Solvency Capital Requirement (“BSCR”) model. The BSCR model is a risk-based capital model that provides a method for determining a (re)insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the (re)insurer’s business. In addition, the Group is required to maintain available statutory economic capital and surplus at a level equal to or in excess of the group ECR which is established by reference to the Group BSCR model.
Under the Insurance Act, FIBL is restricted from payment of dividends for amounts greater than 25% of the prior year’s statutory capital and surplus, or 15% of the prior year’s statutory capital without seeking prior approval from the BMA by submitting an affidavit stating that the proposed reduction of capital will not cause the insurer to fail to meet its relevant solvency and liquidity margins. At December 31, 2023 the maximum dividend FIBL can pay without approval from the BMA, having met minimum levels of statutory capital and surplus requirements, was approximately $360.5 million (2022: $424.4 million).
United Kingdom operations
FUL is regulated by the PRA and therefore is subject to the Solvency II regime which has been effective from January 1, 2016 and established capital requirements, risk management and disclosure standards. The Group is required to meet a SCR which is calibrated to seek to ensure a 99.5% confidence of the ability to meet obligations over a twelve-month time horizon. The Group calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are not inappropriate for FUL’s risk profile.
The PRA regulatory requirements impose no explicit restrictions on the U.K. subsidiaries' ability to pay a dividend, but FUL would have to notify the PRA 28 days prior to any proposed dividend payment. In addition, the Group's U.K. subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.
Ireland operations
FIID is regulated by the CBI and is also subject to the Solvency II regime. The Group is required to meet its SCR which, as for FUL, is calibrated to seek to ensure a 99.5% confidence of the ability to meet obligations over a twelve-month time horizon. The Group calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying the standard formula are not inappropriate for FIID’s risk profile.

The regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, but FIID would have to notify the CBI prior to any proposed dividend payment. Under Irish Group law dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.
17.          Earnings Per Share

	2023	2022	2021
Earnings per common share
Net income available to common shareholders	$2,132.5	$52.6	$68.3
Weighted average common shares outstanding	114,313,971	194,290,180	195,491,804
Earnings per common share	$18.65	$0.27	$0.35

Earnings per diluted common share
Net income available to common shareholders	$2,132.5	$52.6	$68.3
Weighted average common shares outstanding	114,313,971	194,290,180	195,491,804
Share-based compensation plans	10,712	5,033,674	4,888,437
Weighted average diluted common shares outstanding	114,324,683	199,323,854	200,380,241
Earnings per diluted common share	$18.65	$0.26	$0.34
18.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	December 31, 2023	December 31, 2022
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	117,914,754	194,545,370
Common shares
On January 3, 2023, consummation of the Separation Transactions resulted in the issuance of 13,553,681 common shares upon exercise of outstanding warrants and accelerated vesting of restricted stock units.
The distribution of Fidelis MGU to shareholders on January 3, 2023 resulted in the cancellation of 97,327,049 common shares in the Group.
No cash dividends were declared in the year ended December 31, 2023 or December 31, 2022.
The consummation of the Separation Transactions triggered the payment of cumulative dividends on warrants of $34.1 million. These dividends related to declarations made in 2019 and prior years. The warrant dividends, together with the net assets distributed to shareholders discussed in Note 3 (Separation Transactions), were recorded in additional paid-in capital as the Group’s retained earnings on January 3, 2023 was $0.5 million.
On January 3, 2023 the excess fair value of the net assets distributed to shareholders of $1,696.4 million was recorded in retained earnings as the gain on revaluation of Fidelis MGU was recorded in the Consolidated Statements of Income as a component of the net gain on distribution of Fidelis MGU. The excess fair value is calculated as the fair value of Fidelis MGU of $1,775 million less the book value of the Fidelis MGU net assets and less the non-controlling interest share of Pine Walk.
On July 3, 2023, Fidelis completed an IPO of an aggregate of 15,000,000 common shares, including 7,142,857 common shares sold by Fidelis and 7,857,143 common shares sold by certain selling shareholders, at an offering price of $14.00 per common share. The net proceeds of the offering to Fidelis were $89.4 million, after deducting underwriting discounts, commissions, and other offering expenses paid by the Group. Fidelis’ common shares are listed on the New York Stock Exchange under the symbol “FIHL”.
Share repurchases
On December 21, 2023, the Board of Directors approved the adoption of a common share repurchase program of up to $50.0 million of Fidelis’ outstanding common shares. During the three months ended December 31, 2023, the Group did not repurchase any of its common shares.

19.          Share Compensation and Employee Benefit Plans
Share Compensation
At December 31, 2023, the Group’s share-based awards consisted of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).
2023 Plan
On May 15, 2023, shareholders approved the establishment of the 2023 Share Incentive Plan (the “2023 Plan”). The 2023 Plan authorizes the issuance of options, restricted shares, restricted share units, share appreciation rights or other share-based awards to the Group’s employees and directors. The total number of shares available under the 2023 Plan is 4,913,119. At December 31, 2023, 3,903,419 remain available for grant pursuant to the 2023 Plan.
For the year ended December 31, 2023, the 2023 Plan share compensation expense of $6.5 million, was recorded in general and administrative expenses. At December 31, 2023, there was an unamortized balance of $8.1 million for the 2023 Plan, which will be recognized over the remaining service period.
2015 Plan and 2018 Plan
On February 17, 2016, the 2015 Non-Qualified Share Option Plan (“2015 Plan”) was approved by the Board of Directors. The Group reserved up to 2% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs were granted with a $0.01 exercise price and expired 10 years from the date of issuance.
On November 8, 2018, the 2018 Non-Qualified Share Option Plan (“2018 Plan”) was approved by the Board of Directors. The Group reserved up to 3% of the diluted shares to the issuance of RSUs to purchase common shares. The RSUs were granted with a $0.01 exercise price and expired 10 years from the date of issuance.
At December 31, 2022 the Group had 4,305,650 outstanding RSUs. Upon consummation of the Separation Transactions on January 3, 2023, the RSUs were exercised resulting in the issuance of 2,359,517 ordinary shares. This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. The awards were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards.
For the year ended December 31, 2023, total compensation expense of $21.0 million, relating to the 2015 Plan and 2018 Plan was included in net gain on distribution of Fidelis MGU in the Consolidated Statement of Income. For the year ended December 31, 2022, total compensation expense of $10.8 million, was included in general and administrative expenses. At December 31, 2023, there was no unamortized balance (December 31, 2022: $21.0 million) relating to the 2015 Plan and the 2018 Plan.
Summary of Share Compensation Activity
a.Restricted Share Units

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2022	4,305,650	$8.33
Granted	723,658	12.89
Vested	(4,305,650)	8.33
Outstanding at December 31, 2023	723,658	$12.89
Fidelis granted 489,006 RSUs that cliff vest on April 1, 2024. The remaining RSUs generally cliff vest after 3 years on each anniversary of the award grant date, except for RSUs to certain directors that cliff vest after 1 year. RSUs awarded are subject to continued provision of services through the applicable vesting date and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service and transferability. The outstanding RSUs are expected to be amortized over a weighted average period of 1.3 years.
b.Performance Share Units

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2022	—	$—
Granted	286,042	12.90
Outstanding at December 31, 2023	286,042	$12.90

Fidelis granted 286,042 PSUs that cliff vest on January 1, 2026, subject to the achievement of established performance criteria and continued service during the applicable performance period. Final payouts depend on the level of achievement and can vary between 0% and 200%. The outstanding PSUs are expected to be amortized over a weighted average period of 2.0 years.
Warrants
In 2015, the Group reserved for issuance of warrants to purchase common shares, in the aggregate, up to 16.5% of the diluted shares: Founder’s warrants, Basic warrants, and Ratchet warrants. At December 31, 2022, the Group had outstanding 21,229,070 Founder’s warrants, 16,080,384 Basic warrants and 1,670,480 Ratchet warrants. Upon consummation of the Separation Transactions, the warrants were exercised on a cashless basis resulting in the issuance of 11,194,164 ordinary shares. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million. At December 31, 2023, there were no outstanding warrants.
Employee Benefit Plans
The Group has entered into an agreement with all employees for defined contribution pension plans, based upon a percentage of eligible compensation. The Group contributed $1.2 million to its defined contribution plans for the year ended December 31, 2023 (2022: $3.1 million, 2021: $3.0 million).
20.          Income Taxes
Net income before tax is split between the Group’s operating jurisdictions based on the jurisdiction of tax residence:

	2023	2022	2021
United Kingdom	$1,687.4	$72.6	$33.4
Bermuda	341.2	(0.3)	40.0
Republic of Ireland	18.6	3.9	5.5
U.S.	—	—	(0.2)
Belgium	—	3.9	—
Total	$2,047.2	$80.1	$78.7
United Kingdom
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The U.K. rate of corporation tax increased from 19% to 25% from April 1, 2023. Deferred tax assets at December 31, 2023 have been measured at 25% (2022: 25%).
The 2021 to 2022 are tax years open to examination in the U.K.
Bermuda
Under current Bermuda law, FIBL is not required to pay any taxes in Bermuda on its income or capital gains. The impact of this is included within ‘Impact of differences in tax rates’ as set out in the reconciliation of the difference between the reported income tax expense (benefit) and expected income tax expense below. On December 27, 2023, the Government of Bermuda passed legislation enacting the Corporate Income Tax Act 2023, which applies a 15% corporate income tax to Bermuda businesses that are part of a multinational enterprise group with annual revenue of €750 million or more, effective on or after January 1, 2025. The Act also includes a provision for an economic transition adjustment (“ETA”), which intends to provide a fair and equitable transition into the tax regime through establishing a fair value tax basis in certain assets and liabilities and results in a deferred tax benefit for the Group of $90.0 million.
Republic of Ireland
FIID is tax resident in the Republic of Ireland. In addition FSL has elected for its Irish branch to not be subject to U.K. income taxes. Both FIID and the Irish Branch of FSL are subject to Irish corporation tax on their trading profits at a rate of 12.5%.
The 2019 to 2022 are tax years open to examination in Ireland.
The Group income tax (expense)/benefit for the years ended December 31, 2023, 2022, and 2021 was as follows:

	2023	2022	2021
Current tax expense	$(1.2)	$(28.2)	$(26.8)
Deferred tax benefit (excluding rate change)	86.2	10.4	17.8
Rate change on deferred tax	0.3	—	8.6
Income tax benefit/(expense)	$85.3	$(17.8)	$(0.4)

	2023	2022	2021
Income tax benefit/(expense) allocated to net income	$85.3	$(17.8)	$(0.4)
Income tax (expense)/benefit allocated to other comprehensive income	(9.7)	8.1	2.4
Total income tax benefit/(expense) allocated to comprehensive income	$75.6	$(9.7)	$2.0

	2023
	Income/(loss) before income taxes	Current tax benefit/(expense)	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
United Kingdom	$1,687.4	$0.2	$(3.8)	$(3.6)
Bermuda	341.2	—	90.0	90.0
Republic of Ireland	18.6	(1.4)	0.3	(1.1)
Total	$2,047.2	$(1.2)	$86.5	$85.3

	2022
	Income/(loss) before income taxes	Current tax expense	Deferred tax benefit/(expense)	Total income tax expense
United Kingdom	$72.6	$(25.4)	$10.6	$(14.8)
Bermuda	(0.3)	—	—	—
Republic of Ireland	3.9	(0.4)	(0.2)	(0.6)
Belgium	3.9	(2.4)	—	(2.4)
Total	$80.1	$(28.2)	$10.4	$(17.8)

	2021
	Income/(loss) before income taxes	Current tax expense	Deferred tax benefit/(expense)	Total income tax benefit/(expense)
United Kingdom	$33.4	$(26.3)	$26.9	$0.6
Bermuda	40.0	—	—	—
Republic of Ireland	5.5	(0.5)	(0.5)	(1.0)
U.S.	(0.2)	—	—	—
Total	$78.7	$(26.8)	$26.4	$(0.4)
The effective tax rate for the Group is (4.2)% (2022: 22.2%, 2021: 0.5%).
A reconciliation of the difference between reported income tax (expense)/benefit and the expected income tax (expense)/benefit at the average U.K. statutory income tax rate for the years ended December 31, 2023, 2022 and 2021 is provided below. The expected income tax (expense)/benefit has been calculated using income before income taxes multiplied by the U.K. statutory income tax rate, the income tax rate in Fidelis’ country of tax residence.

	2023	2022	2021
Expected income tax expense at the weighted average U.K. income tax rate of 23.5% (2022 and 2021: 19%)	$(481.6)	$(14.6)	$(14.9)
Reconciling items
Disallowable expenses	(2.2)	(7.1)	(2.7)
Net gain on distribution of Fidelis MGU not subject to income taxes	394.1	—	—
Enactment of Bermuda income tax	90.0	—	—
Other income not subject to income taxes	0.3	0.3	0.1
Adjustments in respect of prior year	2.3	0.1	0.1
Effects of changes to U.K. tax rates	0.3	—	8.6
Impact of differences in tax rates	82.3	2.8	8.1
Change in valuation allowance	—	—	(0.5)
Foreign currency transactions	(0.2)	0.7	0.8
Income tax benefit/(expense)	$85.3	$(17.8)	$(0.4)

The components of the Group’s net deferred tax asset at December 31, 2023 and 2022 are as follows:

	2023	2022
Deferred tax assets:
Intangible assets	$104.4	$—
Net operating loss carryforwards	37.6	43.0
Other temporary differences	3.4	0.5
Available-for-sale investments	—	9.1
Share based payments	1.3	8.3
Discounting of net loss reserves	9.1	—
Corporate interest restriction carryforwards	0.1	1.5
Total deferred tax assets	155.9	62.4
Deferred tax liabilities:
Deferred policy acquisition costs	(23.5)	—
Fixed assets	(1.2)	(1.7)
Total deferred tax liabilities	(24.7)	(1.7)
Valuation allowance	(2.2)	(2.2)
Net deferred tax asset	$129.0	$58.5
The operating loss carryforwards comprise $149.0 million (2022: $175.8 million) arising in the U.K. There is no expiry date for the losses. In addition to the operating loss carryforwards, there is a corporate interest rate restriction carryforward of $0.4 million in the U.K. (2022: $5.9 million). There is no expiry date for the corporate interest rate restriction. A valuation allowance of $2.2 million (2022: $2.2 million) has been made against certain loss carryforwards in the U.K. as the Group considers that it is more likely than not that these will not be recovered against future income. The Group’s valuation allowance assessment is based on all available information including projections of future taxable income from each tax-paying entity in each tax jurisdiction. Pursuant to the 2023 enactment of the Bermuda corporate income tax and ETA, FIBL recorded a net deferred tax asset of $90.0 million. The ETA deferred tax asset is expected to be utilized over a fifteen year period, with 99% of the deferred tax asset utilized by December 31, 2034.
The Group has not recognized a deferred tax liability with respect to the undistributed earnings of FIBL or FIID as neither withholding taxes nor other incomes taxes are expected to apply to any distributions from those entities.
The Group paid and accrued interest payments to the U.K. taxing authority, His Majesty’s Revenue and Customs (“HMRC”), totaling $nil for the year ended December 31, 2023 (2022: $nil, 2021: $0.2 million).
The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2023	2022
Balance, beginning of year	$—	$—
Additions based on tax positions related to the current year	75.0	—
Balance, end of year	$75.0	$—
Included in the balance of unrecognized tax benefits as of December 31, 2023 is $75.0 million (2022: $nil) of tax benefits, that if recognized, would reduce the effective tax rate.

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE I - Summary of Investments - Other than Investments in Related Parties
At December 31, 2023
(Expressed in millions of U.S. dollars)

*Fidelis Insurance Holdings Limited holds no investments other than cash and cash equivalents

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Balance Sheets - Parent company only
At December 31, 2023 and 2022
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2023	December 31, 2022
Assets
Investments in subsidiaries	$2,812.0	$2,302.8
Cash and cash equivalents	104.7	127.6
Amounts due from affiliates	21.2	27.8
Amounts due from Fidelis MGU	0.2	—
Other assets	42.1	47.7
Total assets	$2,980.2	$2,505.9
Liabilities
Amounts due to affiliates	11.2	23.2
Long term debt	448.2	447.5
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	12.6	—
Total liabilities	530.4	529.1
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,914,754, 2022: 194,545,370)	1.2	1.9
Additional paid-in capital	2,039.0	2,075.2
Accumulated other comprehensive loss	(27.0)	(100.8)
Retained earnings	436.6	0.5
Total shareholders' equity	2,449.8	1,976.8
Total liabilities and shareholders' equity	$2,980.2	$2,505.9

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Income and Comprehensive Income - Parent company only
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	2023	2022	2021
Revenues
Net investment income	$4.9	$0.4	$—
Dividend from subsidiaries	110.0	220.9	83.0
Other income	8.3	—	—
Total revenues before net gain on distribution of Fidelis MGU	123.2	221.3	83.0
Net gain on distribution of Fidelis MGU	1,670.8	—	—
Total revenues	1,794.0	221.3	83.0

Expenses
General and administrative expenses	38.5	47.2	24.8
Financing costs	30.5	30.3	30.9
Net foreign exchange losses/(gains)	3.7	(0.3)	(0.3)
Total expenses	72.7	77.2	55.4

Income before income taxes	1,721.3	144.1	27.6
Income tax benefit	14.1	14.2	15.3
Net income before equity in net income of subsidiaries	1,735.4	158.3	42.9
Equity in net income/(loss) of subsidiaries	397.1	(105.7)	25.4
Net income available to common shareholders	2,132.5	52.6	68.3

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	82.4	(96.5)	(36.1)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(9.7)	8.1	2.4
Currency translation adjustments	—	(1.1)	(0.2)
Total other comprehensive income/(loss)	72.7	(89.5)	(33.9)
Comprehensive income/(loss) attributable to common shareholders	$2,205.2	$(36.9)	$34.4

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Cash Flow - Parent company only
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	2023	2022	2021
Operating activities
Net income	$2,132.5	$52.6	$68.3
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of Fidelis MGU	(1,707.1)	—	—
Equity in net (income)/loss of subsidiaries	(397.1)	105.7	(25.4)
Share based compensation expense	27.6	10.8	9.8
Deferred tax (benefit)/expense	2.6	(14.2)	(21.3)
Changes in assets and liabilities:
Amounts due from Fidelis MGU	(0.2)	—	—
Due to/from subsidiaries	(5.4)	(14.9)	21.3
Other assets	3.0	(4.2)	(0.4)
Other liabilities	12.6	(4.6)	(1.5)
Net cash provided by operating activities	68.5	131.2	50.8
Investing activities
Contributed capital to subsidiaries	(90.0)	—	(75.0)
Net cash used in investing activities	(90.0)	—	(75.0)
Financing activities
Proceeds from issuance of common shares, net of issuance costs	89.4	—	318.2
Non-controlling interest share transactions	(6.1)	(18.2)	—
Cumulative dividends on warrants	(34.1)	—	—
Tax paid on withholding shares	(50.6)	—	—
Repurchase of common shares	—	—	(320.9)
Dividends on common shares	—	(0.5)	(2.1)
Net cash used in financing activities	(1.4)	(18.7)	(4.8)

Net increase/(decrease) in cash, restricted cash, and cash equivalents	(22.9)	112.5	(29.0)
Cash and cash equivalents at beginning of year	127.6	15.1	44.1
Cash and cash equivalents at end of year	$104.7	$127.6	$15.1

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE III - Supplementary Insurance Information
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	2023
	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Losses and loss adjustment expenses	Policy acquisition expenses	General and administrative expenses	Net premiums written
Specialty	$370.7	$1,370.1	$1,436.6	$1,203.3	$—	$583.1	$289.1	$—	$1,465.5
Bespoke	394.1	293.5	1,590.1	375.6	—	92.0	140.4	—	416.0
Reinsurance	21.8	785.3	122.8	253.7	—	23.7	69.0	—	255.1
Other	—	—	—	—	119.5	—	225.3	82.7	—
	$786.6	$2,448.9	$3,149.5	$1,832.6	$119.5	$698.8	$723.8	$82.7	$2,136.6

	2022
	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Losses and loss adjustment expenses	Policy acquisition expenses	General and administrative expenses	Net premiums written
Specialty	$156.2	$870.0	$1,055.4	$849.4	$—	$508.7	$189.4	$—	$1,057.4
Bespoke	338.7	157.6	1,394.6	384.4	—	118.9	135.3	—	566.6
Reinsurance	20.9	1,017.6	168.6	266.7	—	202.6	59.7	—	234.4
Other	—	—	—	—	40.7	—	—	165.5	—
	$515.8	$2,045.2	$2,618.6	$1,500.5	$40.7	$830.2	$384.4	$165.5	$1,858.4

	2021
	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Losses and loss adjustment expenses	Policy acquisition expenses	General and administrative expenses	Net premiums written
Specialty	$101.4	$329.9	$742.9	$534.5	$—	$206.2	$109.0	$—	$757.6
Bespoke	274.7	5.1	1,100.6	256.5	—	71.4	83.9	—	439.1
Reinsurance	27.2	1,051.5	270.2	368.7	—	419.2	57.2	—	409.9
Other	—	—	—	—	20.6	—	—	130.7	—
	$403.3	$1,386.5	$2,113.7	$1,159.7	$20.6	$696.8	$250.1	$130.7	$1,606.6
* The company does not manage its assets by segment and accordingly net investment income is not allocated to each underwriting segment. In addition, operating expenses are not allocated to segment as employees work across segments.

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE IV - Reinsurance
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	Direct premiums written	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2023
Specialty	$1,851.8	$775.8	$389.5	$1,465.5	26.6%
Bespoke	637.4	304.4	83.0	416.0	20.0%
Reinsurance	—	362.2	617.3	255.1	242.0%
Total	2,489.2	1,442.4	1,089.8	2,136.6
2022
Specialty	1,349.2	558.8	267.0	1,057.4	25.3%
Bespoke	737.2	229.1	58.5	566.6	10.3%
Reinsurance	—	371.8	606.2	234.4	258.6%
Total	2,086.4	1,159.7	931.7	1,858.4
2021
Specialty	911.2	363.4	209.8	757.6	27.7%
Bespoke	600.6	156.2	(5.3)	439.1	(1.2)%
Reinsurance	—	674.6	1,084.5	409.9	264.6%
Total	$1,511.8	$1,194.2	$1,289.0	$1,606.6

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE VI - Supplementary Information for Property-Casualty Insurance Operations
For the years ended December 31, 2023, 2022 and 2021
(Expressed in millions of U.S. dollars)

	Deferred policy acquisition costs	Reserve for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Loss and loss expenses incurred related to current year	Loss and loss expenses incurred related to prior year	Policy acquisition expenses	Net paid losses and loss expenses	Net premiums written
2023	$786.6	$2,448.9	$3,149.5	$1,832.6	$119.5	$(761.7)	$62.9	$723.8	$439.5	$2,136.6
2022	515.8	2,045.2	2,618.6	1,500.5	40.7	(852.3)	22.1	384.4	324.7	1,858.4
2021	403.3	1,386.5	2,113.7	1,159.7	20.6	(706.4)	9.6	250.1	528.6	1,606.6

Item 19. Exhibits
Exhibit Index

Exhibit Number	Exhibit Description
1.1**	Memorandum of Association of the Registrant (incorporated herein by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
1.2**	Amended and Restated Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
2.1*	Description of Securities
3.1**
Base Senior Notes Indenture, dated as of June 18, 2020, among the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.2**
Supplement Senior Notes Indenture, dated as of July 2, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270)

3.3**
Base Subordinated Notes Indenture, dated as of October 16, 2020, among the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.4**
Supplemental Subordinated Notes Indenture, dated as of October 20, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.15 to the Company’s Registration Statement on Form F-1(Registration No. 333-271270))

3.5**	Amended and Restated Common Shareholders Agreement (incorporated herein by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (Registration No.. 333271270))
3.6**
Common Shareholder Registration Rights Agreement, dated as of June 9, 2015, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.7**
First Amendment to the Common Shareholder Registration Rights Agreement, dated as of November 25, 2019, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.8**
Second Amendment to the Common Shareholder Registration Rights Agreement, dates as of February 3, 2020, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.9**
Third Amendment to the Common Shareholder Registration Rights Agreement, dated as of July 13, 2021, by and among the Registrant and certain shareholders of the Registrant (incorporated here in by reference to exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

3.10**	Form of Indemnification Agreement for Officers Directors (incorporated herein by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.1†**	2023 Long-Term Incentive Plan (incorporation herein by reference to exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.2+**	Framework Agreement (incorporated herein by reference to exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.3+**	Bermuda Delegated Underwriting Authority Agreement (incorporated herein by the reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333.271270))
4.4+**	UK Delegated Underwriting Authority Agreement (incorporated herein by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.5+**	Ireland Delegated Underwriting Authority (incorporated herein by reference to exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333271270))
4.6+**	Inter-Group Services Agreement (incorporated herein by reference to exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
8.1**	List of Subsidiaries of the Registrant (incorporated herein by reference to exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
12.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report
12.2*
Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with this report
13.2*	Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, filed with this report
14.1*	Code of Conduct
i

15.1*	Consent of KPMG Audit Limited, independent registered public accounting firm
19.1*	Insider Trading Policy
97.1*	Clawback Policy
__________________
*Filed herewith.
**Incorporated by reference.
+The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
†Identifies management contract or compensatory plan or arrangement.

ii

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: March 15, 2024	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer
iii