Form 20-F
period 2024-12-31
Fidelis Insurance Holdings Ltd
filed 2025-03-11
CIK 1636639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 111,730,209 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer     ☒     Accelerated filer ☐    Non-accelerated filer ☐    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued ☐ Other by the International Accounting Standards Board ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the terms “we,” “our,” “us,” “Fidelis,” “Fidelis Insurance Group,” “the Company,” and the “Group,” refer to Fidelis Insurance Holdings Limited (“FIHL”) and its directly and indirectly owned subsidiaries, as a combined entity. Our principal operating subsidiaries are: Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). We also have our own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FSL”) and a subsidiary which acts as a corporate member at Lloyd’s, Nameco (No. 1404) Limited (the “Fidelis IG Corporate Member”). “Fiscal,” when used in reference to any twelve-month period ended December 31, refers to our fiscal years ended December 31. Unless otherwise indicated, information contained in this report is as of December 31, 2024. On January 3, 2023, a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership (the “Separation Transactions”). The term “The Fidelis Partnership” refers to Shelf Holdco II Limited. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “The Fidelis Partnership.”
References in this report to “U.S. Dollars,” “dollars” or “$” are to the lawful currency of the United States of America, references to “British Pounds,” “pounds,” “GBP” or “£” are to the lawful currency of the United Kingdom (sometimes referred to herein as the “U.K.”) and references to “euros” or “€” are to the lawful currency adopted by certain member states of the European Union (the “E.U.”), unless the context otherwise requires. Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
The Group’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol FIHL.
Cautionary Note Regarding Forward-Looking Statements
This report (including the documents incorporated herein by reference) contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore they should not be relied on.
Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement strategies and court cases, our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;

•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on best estimate assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•risks associated with our use or anticipated use emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
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
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Any forward-looking statements, expectations, beliefs and projections made by us in this report speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

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
For more information on our risk management strategy, refer to Item 4.B. Business Overview “Underwriting Risk Management.”
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
It is inherent in the nature of the insurance and reinsurance business that it is difficult to forecast short-term trends or returns, including for the Group. The results of companies in the (re)insurance industry worldwide vary widely as do the results of insurers domiciled in and operating from the Bermuda, London and European (re)insurance markets. Even if the Bermuda, London and European (re)insurance markets make an overall profit, some individual insurers or lines of business may incur losses. The past results of the markets and the Group’s historical results, as well as the results of the Group’s peers, are a historical record only and may not necessarily be a reliable guide to future prospects.
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

The Group’s exposure to natural and non-natural catastrophic events and circumstances could cause significant variance in, or adversely impact, our financial results.
Our (re)insurance underwriting means we have substantial exposure to natural catastrophic events and circumstances such as hurricanes, earthquakes, typhoons, floods, sea surges, fires and wildfires, convective storms and other severe weather patterns occurring in one or more of the countries in which the Group operates or globally, as well as to human-instigated catastrophic events of terrorism, cyber-attack, war or nuclear-related events and to systemic events such as a global economic crisis. As a result, our operating results have historically been, and we expect will continue to be, significantly affected by the frequency and severity of loss events. The occurrence, or non-occurrence, of catastrophic events, the frequency and severity of which are inherently unpredictable, may cause significant volatility in the Group’s quarterly and annual financial results and may materially adversely affect our financial condition, results of operations and cash flows.
In addition, we believe that certain factors may continue to increase the number and severity of claims from catastrophic events in the future, including increases in the value and geographic concentration of insured property, increasing risks associated with extreme weather events, changes in climate conditions and sea level rise, and the effects of higher-than-expected inflation of prices and values influencing claims settlement.
Under-developed or inaccurate catastrophe modeling tools could lead to worse than expected losses and may adversely affect the Group’s operating results, financial condition, profitability or cash flows.
Catastrophe modeling, which is a relatively new discipline that utilizes a mix of historical data, scientific theory and mathematical methods, helps manage catastrophe exposures based on assumptions and judgments that rely on historical trends, are subject to error and may produce estimates that are materially different from actual results. There is considerable uncertainty in the data and parameter inputs for (re)insurance industry catastrophe models and in that regard, there is no universal standard in the preparation of insured data for use in the models and the running of modeling software. The accuracy of the models depends heavily on the availability of detailed insured loss data from actual large catastrophes. Changing climate conditions could cause catastrophe models to be even less accurate, which could limit the Group’s ability to effectively manage its exposures, in particular to perils for which modeling is under-developed, such as wildfires and flooding.
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
Many scientists believe that in recent years changing climate conditions have added to the unpredictability and frequency of natural disasters in some parts of the world and created additional uncertainty as to future trends and exposures. For example, in recent years, hurricane activity has affected areas further inland than previously experienced, which has expanded hurricane exposures for insurers and reinsurers. Furthermore, there is widespread consensus in the scientific community that there is a long-term upward trend in global air and sea temperatures and that this is likely to increase the frequency and severity of severe weather events over the coming decades. In addition, rising sea levels are expected to add to the risks associated with coastal flooding in many areas. In particular, changing climate conditions could lead to worse than expected losses relating to wildfire risk. Multiple years of above-average temperatures and drought, poor forest management, and widespread development in the zone between wild land and water and human development have proved a dangerous combination and devastating wildfires have, as a result, become a regular occurrence in California and along the western coast of the United States in recent years (as evidenced by the recent California wildfires).
Furthermore, climate change and increasing catastrophic events could increase property damage to residential real estate secured by mortgages owned by the government sponsored enterprises, such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “GSEs”) and by extension could increase losses to investors in certain GSE credit risk transfer (“CRT”) transactions. Increasing catastrophic events could increase the cost of homeowners’ insurance and could negatively impact mortgagees’ ability to meet their monthly housing payment obligations, and by extension could increase the frequency of claims. Failures or inadequacies in modeling relating to climate change could result in the Group’s results of operations or financial condition differing materially from the Group’s expectations, or any related targets or projections.
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
The Group’s estimations of reserves (including those based on input from The Fidelis Partnership) may become inadequate over time as facts and circumstances evolve, including for example as part of the claims settlement process. Actual losses and loss adjustment expenses paid may deviate, perhaps substantially, from the estimated loss reserves and loss expense reserves contained in its financial statements. If the Group’s loss reserves are determined to be inadequate, the Group will be required to increase its loss reserves with a corresponding reduction in net income in the period in which the Group identifies the deficiency.
There can be no assurance that the Group’s claims will not exceed its loss reserves or loss expense reserves, which may significantly and negatively affect the Group’s business for such period and beyond.
The Group’s operating results may be adversely affected by an unexpected accumulation of attritional losses.
In addition to the Group’s exposures to catastrophes and other large losses as discussed above, the Group’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations, excluding major losses). The Group seeks to manage this risk by adopting appropriate underwriting parameters and risk tolerances, including in relation to any underwriting carried out by our third party underwriting partners. For example, specific underwriting parameters and risk tolerances are set out in the Outsourced TFP Underwriting Plan and in each Outsourced TFP Subsidiary Specific Underwriting Plan (Specific TFP Underwriting Strategy, as defined below; see Item 7.B. Related Party Transactions “Outsourced TFP Subsidiary Specific Underwriting Plans”) to guide the pricing, terms and acceptance of risks by The Fidelis Partnership on behalf of the Group. These parameters, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that the Group’s underwriting approaches or the pricing models on which the Group relies may not work as intended or may not capture all sources of potential loss and that actual losses from a class of risks may be greater than expected. These pricing models are also subject to the same limitations as the models used to assess the Group’s exposure to catastrophe losses discussed above. Accordingly, these factors impacting attritional losses could adversely impact the Group’s business, prospects, financial condition or results of operations.
The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group employs various risk management and loss limitation methods, including purchasing reinsurance and sponsoring catastrophe bond transactions providing retrocessional coverage. The Group seeks to mitigate its loss exposure by writing a number of insurance and reinsurance contracts on an excess of loss basis, such that the Group only pays losses that exceed a specified retention. The Group also seeks to limit certain risks, such as catastrophes and political risks, by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of zone boundaries and the allocation of policy limits to zones. In the case of proportional (also known as pro rata) property reinsurance treaties, the Group may seek per-occurrence limitations to limit the impact of losses from any one event, although the Group may not be able to obtain such limits in certain markets, in which case such treaties may not include any such caps. Various provisions in the Group’s policies intended to limit its risks, such as limitations or exclusions from certain coverage and choice of forum, may not always be enforceable. Furthermore, the Group requires that each of its underwriting agents (such as The Fidelis Partnership or Euclid Mortgage) only write business in accordance with agreed underwriting parameters and risk tolerances. The various loss limitation methods that the Group employs may not respond in the way intended due to the nature of the loss events arising in any given period, as well as disputes relating to coverage terms, exclusions, counterparty credit risk or risks relating to the use of a differing basis for loss estimations. The Group cannot guarantee that any of these loss limitation methods will be effective or that disputes relating to coverage will be resolved in the Group’s favor. Additionally, depending on business opportunities and the mix of business that may comprise the Group’s insurance, reinsurance and mortgage insurance portfolios, the Group may seek to adjust the self-imposed limitations on probable maximum pre-tax loss for catastrophe exposed business and mortgage default exposed business. The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
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
However, if several large losses occur or large losses develop adversely, the Group may exhaust portions or the entirety of its outwards retrocession program. Furthermore, the Group cannot be sure that additional retrocessional coverage will continue to be available to it on acceptable terms, or at all. If the Group cannot purchase adequate retrocessional coverage, the Group’s risk exposure may be materially greater due to higher loss limits and less risk diversity, and the Group’s underwriting capacity may therefore be restricted.
If actual renewals of the Group’s existing policies and contracts do not meet expectations, or if the industry’s cycle fluctuates, the Group’s GPW in future fiscal periods and its business, prospects, financial condition or results of operations could be materially adversely affected.
Many of the Group’s insurance policies and reinsurance contracts are for a one-year term. The Group makes assumptions about the renewal rate and pricing of its prior year’s policies and contracts in its financial forecasting process. If actual renewals do not meet commercial expectations or existing contracts are not renewed, the Group’s gross premium written (“GPW”) in future fiscal periods and its future operating results and financial condition could be materially adversely affected.
In addition, irrespective of the renewal terms, the Group may fail to renew or obtain new insurance or reinsurance business at the desired or profitable rates or at all. There can be no assurance that business will be available to the Group, or to third party managing general underwriters or agents (including The Fidelis Partnership) for the benefit of the Group, on terms or at prices that it considers to be attractive and there cannot be any assurance that if such terms or prices exist at present, they will continue as policies renew. Any failure to renew insurance or reinsurance contracts that are material and profitable to the Group could adversely impact the Group’s business, prospects, financial condition or results of operations.
The Group’s financial performance may be expected to fluctuate in line with the (re)insurance industry’s cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a “soft” insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a “hard” insurance market. The Group’s business, prospects, financial condition or results of operations will fluctuate in line with the (re)insurance industry cycle. In a “soft” market the Group may experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group believes that the (re)insurance industry has been in a “hard” market cycle for the past several years, however, there is no guarantee that the higher premium rate environment will continue. This belief as to anticipated industry rates is based on the Group’s own expertise and opinions of the (re)insurance industry commentators and constitutes a forward-looking statement. All forward-looking statements (see Explanatory Note “Cautionary Note Regarding Forward-Looking Statements”) rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the control of the Group and other parties and which could cause actual results to differ materially from such forward-looking statements. In addition, there can be no certainty as to how long these market conditions will last and the cycle may fluctuate as a result of changes in economic, legal, geo-political and social factors.
The business written by the Group, particularly in its Insurance segment, is vulnerable to global economic and geopolitical uncertainty.
A portion of the Group’s business written in the Insurance segment focuses on (re)insurance underwriting providing tailored coverage. Such business includes policies covering credit and political risk, political violence and terrorism, cyber, title, transactional liabilities, mortgage, structured credit transactions and other products that fit our criteria. These lines of business are particularly susceptible to severe economic downturns or seismic shocks, which could trigger significant losses for this particular area of business compared to business composed of the Group’s other (re)insurance business which typically responds to the insurance cycle described above more than it might respond to the economic cycle. The Group saw a general drop in underwriting deal flow throughout 2020 due to the COVID-19 pandemic. As the economies around the world began to recover, in 2021 the Group saw a higher market appetite for the underlying transactions that these products cover. However, to the extent there is further disruption from public health, economic and geopolitical factors, there may be further delays and uncertainties in relation to those underlying transactions, including uncertainties in the financial and mortgage markets which may affect the Group’s counterparties and their ability to meet their obligations to the Group, which could lead to further reductions to deal flow within the Insurance Segment. Prolonged periods of global economic uncertainty, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Another portion of the Group’s business written in the Insurance segment focuses on traditional specialty business lines such as aviation, energy, space, marine, contingency and property direct & facultative (“property D&F”). The underlying industries to which these business lines relate, such as marine, energy and in particular aviation, have been subject to unprecedented challenges due to recent global economic uncertainty, which can result in loss of profits, government-imposed restrictions, and general downturn in business. However, given the market volatility and ongoing uncertainty resulting from the global economic and geopolitical uncertainty, the Group might be unable to experience growth in these lines of business. Additionally, since the onset of the ongoing Ukraine Conflict, the aviation line of business has come under particular strain arising from the indirect impact of sanctions imposed on Russia leaving a number of leased aircraft temporarily unable to be returned from Russia. Given the novelty of the situation, it is uncertain whether and how potential losses may crystallize, which will ultimately depend on multiple interlocking dependencies, including the future behavior of the Russian government and airlines, the interpretation of the coverages in place and the way in which sanctions are interpreted. The spread of possible ultimate outcomes is huge, with scope for scenarios where Russian behavior and/or sanctions mean that some or none of the claims are successful, and others in which the (re)insurance market would face its largest ever non-natural catastrophe. See "—We are subject to litigation which could adversely affect our business and results of operations." below and Item 5.A. Operating Results “Recent Developments -the Ukraine Conflict”.
As the Insurance segment is potentially susceptible to changes in economic activity, any significant and continued economic downturn may impact the Group and the Group’s GPW, as well as have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Any future acquisitions, strategic investments or new platforms could expose the Group to further risks or turn out to be unsuccessful.
From time to time, and subject to the rolling multi-year framework agreement entered into between Fidelis Insurance Group and The Fidelis Partnership on December 20, 2022 relating to delegation of underwriting activities (the “Framework Agreement”) and each respective Delegated Underwriting Authority Agreement (as defined below, see Item 7.B. Related Party Transactions “Framework Agreement”), the Group may pursue growth through acquisitions and strategic investments in businesses or new underwriting, insurance-linked securities (“ILS”) or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms (including supporting business at Lloyd’s of London or new managing agent relationships or raising alternative capital from reinsurance sidecar finance structures (“sidecars”)) could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.
The Group’s ability to manage its growth through acquisitions, strategic investments or new or alternative platforms (including Lloyd’s, mortgage insurance and sidecars) will depend, in part, on its success in addressing such risks. While the Group has not announced any such acquisitions or strategic investments to date, the Group’s nimble management approach in relation to opportunities presented and sought out means that the Group may opportunistically from time to time pursue such acquisitions, new platforms or strategic investment strategies. Any failure by the Group to implement its acquisitions, new platforms or strategic investment strategies effectively, or in line with industry peers, could have a material adverse effect on its business, prospects, financial condition or results of operations.
Competition and consolidation in the (re)insurance industry could adversely impact us.
In its underwriting activities, the Group may find itself in competition with other insurers and reinsurers that may have an established position in the market or greater financial, marketing and management resources available to them. In addition, pension funds, endowments, investment banks, investment managers, hedge funds and other capital markets participants have been active in the reinsurance market, either through the formation of reinsurance companies or the use of other financial products intended to compete with traditional reinsurance. We may also face competition from non-traditional competitors, as well as “insurtech” start-up companies and others who aim to leverage access to “big data,” artificial intelligence or other emerging technologies to gain a competitive advantage. We expect competition to continue to increase over time. It is possible that new or alternative capital could cause reductions in prices of our products or reduce the duration or amplitude of attractive portions of the historical market cycles. New entrants or existing competitors, which may include government sponsored funds or other vehicles, may attempt to replicate all or part of our business model and provide further competition in the markets in which we participate.
Along with increased competition, there has also been significant consolidation in the (re)insurance industry over the last several years, including among our competitors, customers and brokers. These consolidated enterprises may try to use their enhanced market power or better capitalization to negotiate price reductions for the Group’s products and services or obtain a larger market share through increased line sizes. If competitive pressures decrease the prices for our products, we would generally expect to reduce our future underwriting activities, resulting in lower premium volume and profitability. Reinsurance intermediaries may also continue to consolidate, potentially adversely impacting our ability to access business and distribute our products. As the insurance industry consolidates, we expect competition for customers to become more intense, and sourcing and properly servicing each customer to become even more important. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. Any of the foregoing could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

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
If the Group is not able to write as much business as expected, or at the projected levels of profitability, it may write a lesser volume of business and/or write business at lower projected levels of profitability. This could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Industry-wide developments could adversely affect the Group’s business.
We may be affected by adverse economic factors outside of our control, including recession or the perception that recession may occur and international socio-political events. The availability and price of insurance and reinsurance coverage has been affected by factors such as the global economic recession, geopolitical tensions and trade wars, stock market performance, interest rates, high inflationary environment and the occurrence of global catastrophic events. For example, the ongoing Ukraine Conflict or conflict in the Middle East may expand, which could increase our potential exposures or have far-reaching impacts on the global economy. Additionally, governmental, business and societal responses to such events, such as sanctions, trade restrictions, tariffs, increased unemployment, and supply chain disruptions could worsen the impact of such events and could have an impact on the Group’s business and on our customers’ businesses. Any such events could increase our probability of losses. These events could also reduce the demand for insurance and reinsurance, which would reduce our premium volume and could have a material adverse effect on our business and results of operations.
A downgrade or withdrawal of, or other negative action relating to, the Group’s financial strength rating(s) by insurance rating agencies could adversely affect the volume and quality of business presented to the Group.
Third party credit rating agencies assess and rate the financial strength of insurers and reinsurers based upon criteria established by those rating agencies. The Rating agencies evaluate the Group periodically and may downgrade or withdraw our financial strength ratings if we do not continue to meet their criteria. In addition, rating agencies may make changes in their capital models and rating methodologies, which could increase the amount of capital required to support our ratings. A financial strength ratings downgrade or other negative ratings action could adversely affect the Group’s ability to compete with other reinsurers and insurers, the marketability of our product offerings, access to and cost of borrowing, and ability to write new business. An actual or anticipated downgrade or revocation of the Group’s financial strength rating, or an announcement that the Group’s financial strength rating is under review or other negative action by a rating agency, could provide certain customers with a right to terminate their (re)insurance contracts with the Group and would adversely affect the volume and quality of business presented to the Group and could potentially have a negative effect on the Group’s financial condition and results of operations. A downgrade beyond an agreed threshold may also result in a termination right arising in respect of the Framework Agreement, exercisable by The Fidelis Partnership, subject to a cure period.
See Item 4.B. Business Overview “Financial Strength Ratings” for further discussion of ratings assigned to the Group’s insurance operating subsidiaries.
The failure to appreciate and respond effectively to the trends and risks associated with environmental, social and governance (“ESG”) initiatives and factors could adversely affect the Group’s relationship with stakeholders and its achievement of its business plans.
The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG matters, are a material consideration for the Group’s key stakeholders in achieving their own ESG objectives and aims. The Group has seen increased focus and scrutiny on ESG-related matters from its key stakeholders, such as its institutional investors, policyholders, employees and suppliers, as well as policymakers, regulators, rating agencies, industry organizations and local communities, which could lead to a change in approach to ESG for the Group and in the general (re)insurance industry as a whole. ESG-related initiatives, trends and risks may directly or indirectly impact the Group’s business and the achievement of the Group’s business plan and consequently those of its key stakeholders. A failure to transparently and consistently implement an ESG strategy, in its key markets and across operational, underwriting and investment activities, may adversely impact the Group’s business plan, financial results and reputation of the Group and may negatively impact relationships with the Group’s stakeholders, all of whom have expectations, concerns and aims related to ESG matters which may differ from the Group’s approach to ESG.
Changes in law relating to certain perils could adversely affect the Group’s business.
A change in law relating to certain perils for which the Group writes insurance or reinsurance may have a significant impact on the Group’s ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, in response to several wildfire events affecting California homeowners, the state enacted new insurance consumer protection laws for California policyholders that took effect on January 1, 2019 and require insurers to afford certain policy protections to California insureds for future wildfire events. Such changes in law and practice in response to the recent wildfire events, as well as other changes in law and practice relating to other perils for which the Group writes insurance or reinsurance, may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Outwards reinsurance is a key part of the Group’s strategy, subjecting the Group to the credit risk of its reinsurers and may not be available, affordable or adequate to protect against losses.
A key part of the Group’s strategy is to follow the practice of reinsuring and retroceding with other insurance and reinsurance companies and ILS vehicles a portion of the risks under the insurance and reinsurance contracts that it writes in order to protect the Group against the severity of losses on individual claims and unusually serious occurrences in which a number of claims produce a large aggregated loss. For the year ended December 31, 2024, the Group continued to delegate certain of the procurement of its agreed outwards reinsurance strategy to The Fidelis Partnership; however, the Group retains final decision making authority in respect of all outwards reinsurance placements, including those sourced by The Fidelis Partnership. In addition to traditional outwards reinsurance, the Group participates in the catastrophe bond market and has sponsored multiple different series of catastrophe bonds issued by Herbie Re, pursuant to which the Group obtains collateralized retrocessional coverage from capital markets participants. The amount of coverage purchased, either in the traditional or alternative markets, is determined by the Group’s risk strategy together with the price, quality and availability of such coverage. Coverage purchased for one year will not necessarily conform to purchases for another year.
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
In addition, in the event the Group or its intermediaries (such as The Fidelis Partnership) cannot arrange to obtain the amount of reinsurance or retrocessional protection for the Group within the parameters set forth in the applicable business plan, then the Group may need to reduce the amount of business it writes in order to remain within the Group’s various risk tolerances.
Such reduction in the availability of reinsurance or retrocessional protection could also have a significant impact on the Group’s capital reserves, by potentially requiring the Group to hold more capital. In particular, under Directive 2009/138/EC (“Solvency II”), which is also transposed into the U.K.’s domestic prudential regime, the relevant operating subsidiaries of the Group are required to have a reasonable expectation that outwards reinsurance will be placeable to future periods. See Item 4.B. Business Overview “Regulatory Matters—U.K. Prudential Regime for Insurers" for more information on these legislative and regulatory changes.
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
In the case of the Group’s catastrophe bond and industry loss warranty transactions, collectability is dependent on whether the relevant coverage is triggered. Each of the Group’s catastrophe bond transactions and industry loss warranty transactions through the date of this report has utilized an industry loss index trigger, which means that the amount of recoveries paid to the Group is determined by the levels of catastrophe losses to the wider (re)insurance industry in addition to the amount of losses that the Group actually suffers. There can be no guarantee, therefore, that these catastrophe bonds and industry loss warranties will provide adequate protection if the Group’s loss experience does not correlate with losses on an industry-wide basis triggering a payment under the relevant contracts.
Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage the Group provides which may adversely affect the Group.
The Group has introduced processes to manage its potential liabilities as a result of specific cyber coverage and other coverage the Group provides to its (re)insurance policyholders, including for the business sourced by the Group’s managing general underwriters, agents or intermediaries (including The Fidelis Partnership). However, given that this is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyber-attacks on the Group’s policyholders could adversely affect (possibly to a material extent) the Group’s business, prospects, financial condition or results of operations. This risk is also dependent on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.
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
The Group is vulnerable to adverse market perception since it operates in an industry where integrity, customer trust and confidence are paramount. In addition, any negative publicity (whether well founded or not) associated with the business or operations of the Group could result in a loss of clients and business. Accordingly, any mismanagement, fraud or failure by its employees or employees of the Group’s managing general underwriters, agents or intermediaries (including The Fidelis Partnership) to satisfy fiduciary responsibilities, or the negative publicity resulting from such activities or any allegation of such activities and consequential loss of reputation, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. These issues also relate to regulatory conduct risk, for which see Item 3.D. Risk Factors “Risks Relating to Regulation of the Group”.
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
Any litigation involving the Group could have a material adverse effect on the Group in the future, if the outcome of such litigation is incorrectly estimated or must be increased due to litigation trends. The Group may also elect to resolve any litigation through effecting settlements, which are negotiated on an arms-length basis with plaintiffs, and which may result in payments of lesser or greater amounts than amounts reserved for such litigation and which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Coverage disputes can increase expenses and incurred losses, which could have a material adverse effect on the Group’s business.
There can be no assurance that various provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforceable in the manner intended. In particular, the ongoing Ukraine Conflict has led to coverage disputes in relation to, among others, policy language and the impact of sanctions and cancellation notices. Such actions have led to increased uncertainty surrounding emerging claims, including under the Group’s policies. See Item 3.D. Risk Factors “Risks Relating to Recent Events”.
Coverage risks at the primary claims level are influenced by social inflation trends, such as increased speculative litigation, expanded theories of liability and contractual interpretations, targeting of insurance policy limits or punitive remedies, and rising jury awards or related settlement amounts. The trends can impact our reserving practices and loss exposure determinations. In some instances, potential applicability of these factors may not become apparent until after insurance contracts were entered into and therefore may not be appropriately factored into the initial underwriting decision. Due to such evolving and emerging claims and coverage issues, the full extent of liability under impacted insurance contracts may not be known, and the Group’s business, prospects, financial condition or results of operations may be materially and adversely affected. While social inflation is particularly prominent in the U.S. and to date has resulted in a high number of coverage or quantum litigation, its effects may spread to other jurisdictions and among different types of claims, in particular, aviation litigation, which has seen a trend of an increase in both quantum and number of settlement offers, where previously such claims would not be brought (e.g., as relates to injuries following moderate to severe turbulence). The Group’s exposure to California wildfires could be impacted by social inflation bringing higher cost of materials, labor and raw material shortages driving up prices and costs of housing repairs, or its coverage disputes from the ongoing Ukraine Conflict could also be affected as the courts decide the quantum of claims and judgement awards.
These risks add further pressure to an already uncertain area surrounding emerging claims, which has been particularly prominent in the Florida insurance market, which has seen an increase in losses and loss adjustment expenses due to the prevalence of assignment of benefits (“AOB”) claims. Through AOB, homeowners are able to assign the benefit of their insurance recovery to third parties (including the right to claim back legal fees if they are successful in arguing for a larger than initially offered pay-out). AOB practice in Florida has been characterized by an inflated size and number of claims, increased litigation, interference in the adjustment of claims and the assertion of bad faith actions and one-way attorney fees. There were a large number of AOB claims following Hurricane Irma in 2017, a trend which continued in the wake of Hurricane Michael in 2018. In an effort to stem rising premiums caused by unnecessary litigation and AOB abuse and to curtail any further exponential growth in AOB litigation, Florida’s state legislature has signed into law an AOB reform measure, which will, among other provisions, restrict attorney fees on AOB litigation and allow providers to sell AOB exempt policies. However, until the effects of the new legislation become clear, ongoing AOB activity and related potentially fraudulent claims activity may have a material effect by inflating the size of the Group’s losses and loss adjustment expenses.
Furthermore, the Group is exposed to the risk of emerging “bad faith” claims (whether due to the location of domicile of the underlying insured or due to business written in respect of risks located in the United States, including for example via our Property line of business), which have recently been successfully brought in several U.S. states. The trend of increasing numbers of “bad faith” claims in litigation is likely to continue as plaintiffs pursue greater recovery or potential punitive damages as a matter of strategy. This creates unanticipated risks as the ultimate quantum of “bad faith” judgments is not clearly ascertainable until a claim has been presented and investigated. As such, the Group could be affected by “bad faith” claims especially in regards to coverage disputes. There is also a risk that courts in the U.S. will be less favorable towards non-U.S. insurers where the claimant is a U.S. policyholder. Additionally, due to potential unfamiliarity with the local rules and regulations, a non-U.S. insurer, such as the Group, runs an increased risk of clerical and logistical errors in getting claims and litigation filings in the United States completed in a timely manner to allow it to respond in a timely manner before a summary judgment is held against it.
In addition, coverage claims resulting from the Group’s non-U.S. policies might be affected by “forum shopping” practices where claimants attempt to bring suits to more favorable U.S. jurisdictions in pursuit of higher judgment awards or settlement amounts. Such additional jurisdiction litigation brings complexities which might be lengthy and costly, and may impact our flexibility in resolving such claims, potentially having adverse effects on the Group’s financial condition or results of operations.
Although disputes relating to coverage and choice of legal forum can be expected to arise in the ordinary course of the Group’s business, particularly if the claims are material, the rise in the number of AOB and “bad faith” claims or other coverage disputes could lead to the Group facing a higher volume of claims or quantum of losses than it faced historically. As a result, the Group may incur losses beyond those that it considered might be incurred at the time of underwriting the insurance policy or reinsurance contract, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s historical track record, including the track record of some of the executives of The Fidelis Partnership, may not be indicative of our future growth.
The Group has experienced rapid growth since its inception, and the Group expects to continue to have access to more opportunities, including through its partnership with The Fidelis Partnership. There can be no assurance that the Group’s business, or the ability of The Fidelis Partnership to source underwriting opportunities for the Group, will continue to grow and expand at the same rate since inception, if at all. Various executives, including those who were in the Group and that are now executives of The Fidelis Partnership, such as Mr. Brindle (The Fidelis Partnership Group Chief Executive Officer and Chairman), have had success throughout their careers. There is no assurance that the executives’ track records, including Mr. Brindle’s track records at Lloyd’s, Lancashire and the Group will continue. If the Group is unable to increase the amount of premium that is written successfully, including where The Fidelis Partnership cannot source sufficient opportunities for the Group, this may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

We have previously identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
As previously reported, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, we identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were identified in the following areas: (i) the design and operating effectiveness of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording of premiums and acquisition costs, and (ii) the design of controls over the completeness and accuracy of reinsurance balances recoverable and payable.
At December 31, 2024, these material weaknesses were considered remediated. To remedy the material weaknesses, we implemented measures to improve our internal control over financial reporting. These included strengthening our finance, operations and information technology teams, and implementation of policies, processes and internal controls relating to our financial reporting.
We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Any such failures to maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Failure to maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our common share price. Any failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Generally, if we fail to maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our common shares, may be materially and adversely affected. We may also be required to restate our financial statements from prior periods.
As a recently listed public company, we incur increased costs and our management is required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.
As a recently listed public company that qualifies as a foreign private issuer, we incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of NYSE, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have hired additional accounting, finance, and other personnel in advance of and following our becoming listed on the NYSE as part of our efforts to comply with the requirements of being a public company. Our management and other personnel devote a substantial amount of time towards maintaining compliance with these requirements. These requirements have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. Furthermore, these reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on the board of directors of FIHL (the “Board”) or board committees or to serve as senior managers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.
Pursuant to Sarbanes-Oxley Act Section 404, we are required to furnish a report by our management on, among other things, our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, adopt and implement a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that our internal control over financial reporting may not function as designed and may not be effective, as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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
The U.S. and global markets have experienced volatility and disruption following the ongoing Ukraine Conflict. In response to such invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine Conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine Conflict is impossible to predict, the active conflict could lead to market disruptions, including significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
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
As of the date of this report, the Group has identified certain business lines which have experienced an increase in claims and potential losses resulting from the ongoing Ukraine conflict and related sanctions. In particular, any large losses in the Aviation and Aerospace line of business could have a material and adverse impact on the performance of the Insurance segment generally. In light of the evolving nature of the Ukraine Conflict and related claims and litigation, there are a number of complexities and implications that continue to be evaluated and determined on an ongoing basis so that the Group can reasonably estimate potential losses at a given point in time, in light of developing facts and circumstances. See Item 3.D. Risk Factors “We are subject to litigation which could adversely affect our business and results of operations.”.
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
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business in a number of jurisdictions. For example, as a result of certain claims made by aircraft lessors in respect of the unreturned aircraft in Russia as a result of the Ukraine Conflict, as previously disclosed, aircraft lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. See Item 5.A. Operating Results “Recent Developments - the Ukraine Conflict”.
The outcomes of such ongoing proceedings are not reasonably determinable and may result in favorable or adverse judgements, which may be further subject to appeal. The Group has settled certain claims subject to the various ongoing proceedings and may continue to resolve other related claims by effecting settlements. See Item 3.D. Risk Factors “Risks Relating to the Group’s Business and Industry—The Group is exposed to the risk of ordinary course litigation which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.”
While management believes that these claims will not have a material adverse effect on the Group’s financial position after consideration of any applicable reserves, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation and related negotiations which may or may not lead to an agreed settlement of particular matters, it is possible that an adverse outcome impacting several of the outstanding claims could, from time to time, have a material adverse effect on the Group’s results of operations or cash flows.
Risks Relating to the Group’s Strategic Relationship with The Fidelis Partnership
The Group relies on The Fidelis Partnership for services critical to its underwriting, claims and other operations. The termination of or failure by The Fidelis Partnership to perform under one or more agreements governing the Group’s outsourced relationship with The Fidelis Partnership may cause material disruption in our business or materially adversely affect our financial results.
The Group and The Fidelis Partnership have entered into a number of agreements governing the outsourced relationship, including the Framework Agreement, a series of Delegated Underwriting Authority Agreements (as defined below, see Item 7.B. Related Party Transactions “Delegated Underwriting Authority Agreements”) and the Inter-Group Services Agreement (see Item 7.B. Related Party Transactions “Inter-Group Services Agreement”).
The Framework Agreement, under which the Group secures business underwritten on its behalf by The Fidelis Partnership, has a rolling initial term of 10 years from January 2023. Years one to three roll automatically (each year resetting for a new 10-year period) and the notice to roll will be deemed given at the end of years one, two and three (i.e., the years roll automatically and will not be subject to any underwriting target or other preconditions to rolling). From year four onwards, the Framework Agreement will roll at the written election of FIHL, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement on or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by FIHL not to roll the Framework Agreement). Additionally, each party has certain rights to terminate the Framework Agreement early (see Item 7.B. Related Party Transactions “Framework Agreement — Termination”).
Under the terms of the relevant agreements, The Fidelis Partnership also provides detailed reporting to the Group at a pre-agreed frequency, depending on the nature of the report. Such reports include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information. If The Fidelis Partnership fails to perform any of its reporting obligations, the Group could be severely impacted, including by FIHL being unable to comply with its own reporting obligations as a listed company.
Additionally, under the terms of the Framework Agreement and the Delegated Underwriting Authority Agreements, the claims management activities are managed by The Fidelis Partnership, with the Group retaining an oversight function. See Item 4.B. Business Overview “Claims Management”. The Group therefore relies on The Fidelis Partnership to facilitate, oversee and efficiently manage the claims process for the Group’s policyholders in line with the parameters set forth in the Framework Agreement and the respective

Delegated Underwriting Authority Agreements. To the extent The Fidelis Partnership exceeds its authority or otherwise fails to effectively manage the claims process, including failure to pay claims accurately, could lead to material litigation, undermine the Group’s reputation in the marketplace or impair the Group’s corporate image and adversely affect its ability to renew existing policies or write new policies. Any disagreements between the Group and The Fidelis Partnership in respect of the Framework Agreement, the Inter-Group Services Agreement, the Delegated Underwriting Authority Agreements, the Outsourced TFP Underwriting Plan or the Outsourced TFP Subsidiary Specific Underwriting Plans could lead to a deterioration of the commercial relationship between the parties, which could ultimately result in FIHL choosing not to roll the term of the Framework Agreement leading to a termination. Any of the aforementioned factors, or any other negative impact of The Fidelis Partnership’s services to the Group could have a material and adverse impact on the Group’s business, prospects, financial condition and results of operations.
Due to the Group’s dependency on The Fidelis Partnership resulting from this outsourced relationship, including, for example, that the Group’s must conduct certain of its business activities in accordance with the parameters and limitations set forth in the Framework Agreement, if the Framework Agreement or any of the Group’s agreements with The Fidelis Partnership are terminated or if The Fidelis Partnership fails to perform any of the services outsourced to it under the Framework Agreement or the other related agreements noted above, the Group may be required to hire additional staff to provide such services itself or retain a third party to provide such services, and no assurances can be made that the Group would be able to do so in a timely, efficient or cost-effective manner. This could lead to the Group’s business model changing materially and the Group could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Pursuant to the agreements between the Group and The Fidelis Partnership, the Group retains an oversight and supervisory role over The Fidelis Partnership’s active role in executing the Outsourced TFP Underwriting Plan and each of the Outsourced TFP Subsidiary Specific Underwriting Plans. If the Group’s monitoring efforts prove inadequate, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Pursuant to the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, certain key underwriting and non-underwriting functions of the Group have been outsourced to The Fidelis Partnership and The Fidelis Partnership’s employees are authorized to conduct business in accordance with the relevant Outsourced TFP Underwriting Plan and each of the Outsourced TFP Subsidiary Specific Underwriting Plans, as overseen by the Group. The Group relies on established parameters in connection with its oversight and supervision of The Fidelis Partnership. Although the Group monitors such business on an ongoing basis, its monitoring efforts may not be adequate to prevent The Fidelis Partnership or the designated employees from exceeding their authority, committing fraud or otherwise failing to comply with the terms of the agreements governing its relationship with the Group, including the Framework Agreement and the Delegated Underwriting Authority Agreements. Over time, the relationship between the Group and The Fidelis Partnership may deteriorate. To the extent The Fidelis Partnership exceeds its authority, commits fraud or otherwise fails to comply with the terms of agreements governing its relationship with the Group, the Group’s financial condition and results of operations could be materially adversely affected.
Some senior managers and key personnel of The Fidelis Partnership are critical to the Outsourced TFP Underwriting Plan; The Fidelis Partnership’s failure to retain such key personnel could seriously affect the Group’s ability to conduct its business and execute the Outsourced TFP Underwriting Plan.
The Group’s future success in relation to its Outsourced TFP Underwriting Plan depends to a significant extent on the efforts of senior management and key personnel employed by The Fidelis Partnership to implement its business strategy. The majority of senior employees of the Group prior to January 2023, including Mr. Brindle, are now employed by The Fidelis Partnership. There can be no assurance, however, that such key personnel will remain employed by The Fidelis Partnership. There are only a limited number of available and qualified executives with substantial experience in the (re)insurance industry and the procurement of new employees could be hindered by factors outside of the Group’s control. Accordingly, The Fidelis Partnership’s loss of the services of one or more of the members of their respective senior management team or other key personnel could significantly and negatively affect its ability to execute the relevant Outsourced TFP Underwriting Plan, which could, in turn, have a material adverse effect on the Group’s business and results of operations.
Although The Fidelis Partnership has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. If any member of management or other key employee dies or becomes incapacitated, or leaves The Fidelis Partnership to pursue employment opportunities elsewhere, they would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that The Fidelis Partnership is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.

There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement, the Delegated Underwriting Authority Agreements and the other outsourcing agreements and arrangements between the Group and The Fidelis Partnership are as favorable to the Group as if they had been negotiated with an unaffiliated third party.
There can be no guarantee that the terms of the Separation Transactions, the Framework Agreement and the other outsourcing agreements and arrangements between the Group and The Fidelis Partnership, including the fees payable to The Fidelis Partnership, are as favorable to the Group as if they had been negotiated with an unaffiliated third party and the Group’s ongoing relationship with The Fidelis Partnership may impact how the Group enforces its rights under the agreements. For example, the Group has limited rights of recourse against The Fidelis Partnership in the event of an alleged breach of any of the Framework Agreement, the Inter-Group Services Agreement or the Delegated Underwriting Authority Agreements. The aforementioned agreements contemplate that, save where liability cannot be excluded by law, neither the Group nor The Fidelis Partnership is liable to each other in respect of any losses, except those losses resulting from gross negligence or intentional misconduct, or where The Fidelis Partnership intentionally breaches the Group’s underwriting guidelines (subject in each case to a cure period). In the event of a material breach of any of the aforementioned agreements, the limitation of liability provisions contained therein could result in the Group’s inability to claim damages, which in turn could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Fidelis Partnership owns approximately 9.9% of our common shares. Additionally, a number of FIHL’s current shareholders are also shareholders in The Fidelis Partnership’s parent entity and, in some cases, employees of The Fidelis Partnership. As such, conflicts of interest may arise, which could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
Conflicts of interest may exist or could arise in the future with The Fidelis Partnership due to a number of FIHL’s current shareholders being employed by The Fidelis Partnership or holding shares in The Fidelis Partnership’s ultimate parent entity. Conflicts may arise with respect to, without limitation: (i) the enforcement of agreements between the Group and The Fidelis Partnership, (ii) making changes to the Outsourced TFP Underwriting Plan and each of the Outsourced TFP Subsidiary Specific Underwriting Plans, (iii) the management of The Fidelis Partnership by persons who are shareholders of FIHL, (iv) shareholders who hold shares in both FIHL and The Fidelis Partnership’s ultimate parent entity, and (v) conflicts arising from the exercise of the ROFO and ROFR rights (each as defined below, see Item 7.B. Related Party Transactions “Framework Agreement — Exclusivity, Rights of First Offer and Rights of First Refusal”) of the Group and The Fidelis Partnership. The Fidelis Partnership owns approximately 9.9% of FIHL’s outstanding common shares. The foregoing conflicts and the interests of the Group on one hand and The Fidelis Partnership on the other could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
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
Certain elements of the Group’s business may also be written on the basis of sub-delegated authority (including, for example, that The Fidelis Partnership may further delegate underwriting authority to a third party managing general underwriter or other intermediary, as allowed for in the Framework Agreement and the Delegated Underwriting Authority Agreements). Similar sub-delegation arrangements may be put in place by other managing general underwriters, agents or intermediaries with whom the Group does business from time to time.
In connection with The Fidelis Partnership sub-delegated authorities, The Fidelis Partnership may sub-delegate authority with consent of the Group. In respect of any such sub-delegation of authority, The Fidelis Partnership is required to operate and maintain procedures to manage its sub-delegated authority relationships, but nonetheless there are risks associated with such relationships, including but not limited to, fraud by employees or representatives of persons to whom The Fidelis Partnership sub-delegates authority, information technology failures, failure to comply with referral and escalation procedures, inaccurate or incomplete bordereau reporting, and credit risk. Furthermore, The Fidelis Partnership and in turn, the Group, relies on the underwriting judgment of such sub-delegated agents and intermediaries, which may be different from the decisions that would be made by the employees of The Fidelis Partnership acting within the parameters set forth in each Outsourced TFP Subsidiary Specific Underwriting Plan or the Delegated Underwriting Authority Agreements.
Operational risk exposures, such as IT, human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.
Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. The Group relies on The Fidelis Partnership and other third parties for information technology and application systems and infrastructure, which are exposed to certain limitations and risk of systemic failures. Any such outage could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. In addition, given the Group’s outsourced relationship with The Fidelis Partnership, which could also include writing business on a sub-delegated authority basis with a third party managing general underwriter or other intermediary, The Fidelis Partnership or such other sub-delegate could bind the Group on business outside of a designated authority resulting in significant losses.
The Group also relies heavily on third parties, including The Fidelis Partnership, for information technology and application systems and infrastructure. The Group believes that such information technology and application systems and infrastructure are critical to the Group’s business. Such information technology and application systems and infrastructure, as well as their proper functioning, oversight and control environment, are an important part of the Group’s underwriting process and its ability to maintain operational resilience. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation—Material Outsourcing Requirements”.
The Group also licenses certain of its key systems and data from third parties, including The Fidelis Partnership, and cannot be certain that it will have continuous access to such third-party systems and data, or those of comparable service providers, or that the Group’s information technology or application systems and infrastructure will operate as intended. The third party modeling software that the Group uses is important to the Group and any substantial or repeated failures in the accuracy or reliability of such software or the human interpretation of its outputs could result in a deviation from the Group’s expected underwriting results. Further, the third parties’ programs and systems may be subject to defects, failures, material updates or interruptions, including those caused by worms, viruses or power failures.
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
It is possible that a resurgence of COVID-19 (or another pandemic or epidemic) will cause an economic slowdown, and it is possible that it could cause a global recession. There is a significant degree of uncertainty and lack of visibility as to the extent and duration of any such slowdown or recession. Given the significant economic uncertainty and volatility created by COVID-19 (or another pandemic or epidemic), it is difficult to predict the nature and extent of impacts on our business. For example, economic uncertainty continued throughout 2024 due to the escalation of conflict in the Middle East, energy price rises, cost-of-living increases and U.S. presidential elections. Global economies have recorded lower levels of growth since the COVID-19 pandemic compared to historical averages. These events, if worsened, may have a significant impact on the performance on our business, financial condition and results of operations.

Technology breaches or failures, including those resulting from a malicious cyber-attack on the Group or its business partners or service providers, could disrupt or otherwise negatively impact the business.
Overall, the Group is subject to cybersecurity risks, including those related to cyber-attacks, security breaches and other similar incidents with respect to our and our service providers’ information technology systems, the occurrence of which could result in regulatory scrutiny, legal liability or reputational harm, and we may incur increasing costs to minimize those risks.
Cybersecurity threats and incidents have increased in recent years in frequency, levels of persistence, sophistication and intensity, and we may be subject to heightened cyber-related risks. The Group has previously experienced attempts by cyber-criminals to compromise its IT infrastructure and personnel (e.g., through social engineering attempts), but to date, no such incident has resulted in any material impact to our business, results of operations, or financial condition. The Group regularly monitors and updates its information and cyber security safeguards and controls to counter the ever-evolving cyber threat, and to ensure such safeguards and controls continue to protect the confidentiality, integrity, and availability of the Group’s information and information technology systems. This has included making necessary changes to cybersecurity training and awareness initiatives. Despite such efforts, there can be no assurance that these steps will in fact prevent future attacks.
The Group’s business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems, proprietary systems (including those we license through The Fidelis Partnership), and systems of our third party service providers. The Group relies on information technology systems and infrastructure to process, transmit, store and protect the electronic information, financial data and proprietary models, including as licensed through The Fidelis Partnership, that are critical to the Group’s business. Furthermore, a significant portion of the communications between the Group’s employees and the Group’s business, banking and investment partners depends on information technology and electronic information exchange architecture that may be outside our direct control. We are required to effect electronic transmissions with third parties, including brokers, clients, service providers and others with whom we do business, as well as with our Board. In addition, we collect, store and otherwise process personal information (including sensitive personal information) of our clients, employees and service providers. We have implemented and maintain what we believe to be reasonable security measures, but we cannot guarantee that the controls and procedures we or third parties have in place to protect or recover our respective systems and the information stored on such systems will be effective, successful or sufficiently responsive to avoid harm to our business.
Like all companies, the Group’s information technology systems are vulnerable to data breaches, interruptions or failures due to events that may be beyond the control of the Group, including, but not limited to, natural disasters, theft, terrorist attacks, computer viruses, hackers and general technology failures. Cybersecurity threats are evolving in nature and becoming increasingly difficult to detect, and may come from a variety of sources, including organized criminal groups, “hacktivists,” terrorists, nation states and nation state-supported actors. These threats include, among other things, computer viruses, worms, malware, ransomware, denial of service attacks, credential stuffing, social engineering, phishing attacks, human error, fraud, theft, malfeasance or improper access by employees or service providers, and other similar threats. Cyber-attacks, security breaches, and other similar incidents, including with respect to third party systems that have access to or process our, our clients’ or our employees’ personal, proprietary and confidential information, could expose us to a risk of loss, disclosure or misuse of such information, litigation and enforcement action, potential liability and reputational harm. In addition, cybersecurity incidents, such as ransomware attacks, that impact the availability, integrity, confidentiality, reliability, performance, accuracy or other proper functioning of our systems could have a significant impact on our operations and financial results. We may not be able to anticipate all cyber-attacks, security breaches or other similar incidents, detect or react to such incidents in a timely manner, or adequately remediate any such incident.
Although we maintain processes, policies, procedures and technical safeguards to protect the security and privacy of personal, proprietary and confidential information, we cannot eliminate the risk of human error or guarantee our safeguards against employee, service provider or third party malfeasance. It is possible that the measures we implement may not prevent improper access to, disclosure or misuse of the personal, proprietary or confidential information in our possession or control. Moreover, while we generally perform cybersecurity due diligence on our key service providers, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws, regulations, rules, standards and contractual obligations, we may be held liable for cyber-attacks, security breaches or other similar incidents attributed to our service providers as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.
Despite safeguards, the Group has in the past experienced cybersecurity incidents (that were not deemed material), and may yet experience further incidents that may negatively impact (possibly even to a material extent) the Group’s business. Any cybersecurity incident, including system failure, cyber-attacks, security breaches, disruption by malware or other damage, with respect to our or our service providers’ information technology systems, could interrupt or delay our operations, result in a violation of applicable cybersecurity, privacy, data protection or other laws, regulations, rules, standards or contractual obligations, damage our reputation, cause a loss of customers or expose sensitive customer data, give rise to civil litigation, injunctions, damages, monetary fines or other penalties, subject us to additional regulatory scrutiny or notification obligations, and/or increase our compliance costs, any of which could adversely affect our business, financial condition and results of operations.

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
The use or anticipated use of artificial intelligence (“AI”) technologies, including generative AI, by the Group or third parties, may increase or create new operational risks.
AI technologies offer numerous potential benefits, such as creating or increasing operational efficiencies, and we expect the use of AI and generative AI by the Group, third parties on our behalf, and other market actors, including our competitors, to increase over time as they develop. However, the deployment of such technologies also poses certain risks, including that they may be misused, or the models or datasets on which the models are trained may be flawed or otherwise may function in an unexpected manner. The relative newness of the technology, the speed at which it is being adopted, and the paucity of laws, regulations or standards expressly and specifically governing its use increases these risks. Any such misuse could expose us to legal or regulatory risk, damage customer relationships or cause reputational harm. The Group’s competitors may also adopt AI or generative AI more quickly or more effectively than the Group does, which could cause competitive harm. As a result, these technologies and their operational risks could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
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
Although the Group has executed employment agreements with respective key personnel, such executives and other senior management are free to resign from their roles, in accordance with the notice and non-compete provisions as set out in their respective employment agreements. Further, as of December 31, 2024, the Group does not maintain key man life insurance with respect to any of its respective management. If any member of management or other key employee dies or becomes incapacitated, or leaves the Group to pursue employment opportunities elsewhere, the Group would be responsible for locating an adequate replacement for such individual and for bearing any related cost. To the extent that the Group is unable to locate an adequate replacement or is unable to do so within a reasonable period of time, the Group’s business may be significantly and negatively affected.
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
Certain of the Group’s reinsurance customers may require the relevant Group company to post a letter of credit (“LOC”) and/or provide assets directly as collateral, while collateral may also be required from time to time for regulatory purposes. As of the date of this report, the Group maintains various LOC facilities for these purposes, including with Barclays Bank plc, Lloyds Bank plc, Bank of Montreal and Citibank N.A., London Branch.
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
Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business
The Group could be materially adversely affected to the extent that important third parties with whom the Group does business do not adequately or appropriately manage their risks, commit fraud or otherwise breach obligations owed to the Group.
In addition to the Group’s partnership with The Fidelis Partnership, for certain lines of the Group’s insurance business the Group does, and in the future may, authorize managing general agents, general agents and other producers to write business on the Group’s behalf within pre-determined and pre-prescribed underwriting authorities. The Group relies on the underwriting controls of these agents to write business within the pre-approved and pre-determined underwriting authorities provided. Although the Group has contractual protections in some instances and it monitors such business on an ongoing basis, such monitoring efforts may not be adequate or such agents may exceed their underwriting authorities or otherwise breach obligations owed to the Group.
While the Group conducts its business in a diligent manner and applies rigorous standards in the selection of its counterparties, there is no assurance they have provided the Group with accurate or complete information to assess their risk or that they can manage their own risks effectively. The counterparties are also subject to the same global increase in cyber incidents, including ransomware (each, as discussed in more detail in this Item 3.A.), and no assurances can be provided that these counterparties have sufficient technical and organizational controls to mitigate these risks. Consequently, the Group assumes a degree of credit and operational risk of those parties, and a material failure to manage their risks may result in material losses or damage to the Group. The Group’s financial condition and results of operations could be materially adversely affected by any one of these issues related to third parties on whom we rely.
The Group is reliant on third party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business.
The Group is reliant on third parties, such as The Fidelis Partnership, for the provision of important services it needs to run its business, including, without limitation, finance, actuarial and underwriting systems and processes and certain IT infrastructure and systems including software. Any of these service providers failing to perform at the necessary level may have a significant and adverse impact on the business of the Group and its IT systems.

The Group requires complex and extensive IT systems, which are being updated continuously, to run its business. When conducting maintenance or work to develop the Group's IT systems, the Group may be subject to increased risk of outages or unintended changes to those systems, notwithstanding the operation of robust change control measures. Any failure of these systems or by the Group’s service providers could lead to an interruption in the Group’s business activities which, in turn, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group depends on agents, brokers, managing general underwriters and other intermediaries to distribute its products, and the loss of business provided by brokers and other intermediaries could adversely affect it.
The distribution model for the Group’s products is built on long-term relationships with quality clients and respect for the core broker distribution model. The Group and its agents, such as Euclid Mortgage or The Fidelis Partnership, are therefore dependent upon brokers and other intermediaries to distribute products. Brokers and certain other intermediaries are independent and therefore no broker or such other intermediary is committed to recommend or sell the products of the Group. Accordingly, these relationships with brokers and other intermediaries distributing its products are important. A broker assesses which insurance companies are suitable for it and its customers by considering, among other things, the security of claims payment and service, and prospects for future investment returns in the light of a company’s product offering, personnel, past investment performance, financial strength and perceived stability, ratings and the quality of the service provided to the broker and its customer. Larger insurers and reinsurers may have more commercial influence with certain insurance and reinsurance brokers, either generally or in certain underwriting lines. A broker then determines which products are most suitable by considering, among other things, product features and price. An unsatisfactory assessment of the Group and its products based on any of these factors could result in the Group generally, or in particular certain of its products, not being actively marketed by brokers to their customers. Failure to maintain a positive relationship with its brokers and competitive distribution network could result in a loss of market share or a reduction of the Group’s premium volumes or an increase in policy lapses and withdrawals, which could result in reduced fee and premium income, and, in turn, have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The involvement of insurance and reinsurance agents, brokers, managing general underwriters and other intermediaries subjects the Group to their credit risk.
As is customary with underwriting agents and distributing brokers, the Group will generally pay all of the amounts owed on claims under its insurance and reinsurance contracts first to the applicable underwriting agent, such as Euclid Mortgage or The Fidelis Partnership, who will then pass on the payment to the various brokers or other intermediaries, and these brokers or other intermediaries (as applicable) will, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. If an underwriting agent, a broker or other intermediary fails to make its relevant payment, it is possible that the Group will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers or other intermediaries for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to the Group for those amounts, whether or not the Group actually receives the premiums “up the chain” from its agent, a broker or other intermediary. Consequently, the Group assumes a high degree of credit risk associated with brokers and other intermediaries, including in relation to any sub-delegation, around the world with respect to most of its insurance and reinsurance business, its inwards premium receivable from insureds and cedants, and on any amounts recoverable in relation to subrogation and salvage and from reinsurers.
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
As a global insurance and reinsurance company, the Group is affected by the monetary policies of the U.S. Federal Reserve Board, The Bank of England, the European Central Bank and other central banks around the world. Following the financial crisis of 2007 and 2008, and as a result of the COVID-19 pandemic, these central banks took a number of actions to spur economic activity such as keeping interest rates low and enacting quantitative easing. Thereafter, these central banks have implemented monetary tightening policies, increasing interest rates in an effort to control and reduce inflation. More recently, some central banks have commenced easing again. Unconventional monetary policy from the major central banks, the reversal of such policies, the shift to monetary tightening policies and the impact on global economic growth remain key uncertainties for markets and the Group’s business.
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
Throughout the last five years, the Federal Reserve and the Bank of England have each implemented policies to either decrease or increase interest rates in response to economic conditions and may change their monetary policy at any time. If either the Federal Reserve or the Bank of England raises interest rates, or if interest rates otherwise rise, the Group may be exposed to unrealized losses on its fixed maturity securities. Interest rates are influenced by matters other than the central banks’ monetary policies, for example, economic indicators and outlook (unemployment data, GDP growth and consumer spending), global economic conditions and central bank communication. Volatility across these factors in the U.S., the U.K. and other key markets for the Group means that it may be impossible to reasonably predict the course of action the central banks may take in relation to changing their reference rates, and interest rates may increase even if monetary policy does not change. Changes in policy may also impact the overall liquidity and efficiency of fixed maturity markets.
The Group’s exposure to interest rate risk relates primarily to the changes in market price and cash flow variability of fixed maturity instruments that are associated with changes in interest rates. The Group’s investment portfolio contains interest rate sensitive instruments, such as fixed maturity securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond the Group’s control. The Group’s fixed maturity portfolio may also include asset classes such as asset-backed securities and emerging market debt, which are riskier in nature than some of the Group’s other fixed maturity instruments and could adversely impact the Group’s investment portfolio. Interest rates are highly sensitive to many factors, including governmental monetary policies, inflation, domestic and international economic and political conditions and other factors beyond the Group’s control and fluctuations could materially and adversely affect the Group’s business, financial condition and results of operations.
Steps that may be taken by central banks to raise interest rates in the future to combat higher inflation than the Group, or the wider market, had anticipated could, in turn, lead to unrealized losses on the Group’s investments. Changes in the level of inflation could also result in an increased level of uncertainty in the estimation of loss reserves for the Group’s lines of business with a longer tenor. Such changes in inflation will have the largest impact on the Group’s fixed maturity portfolio. As a result of the above factors, the Group’s business, financial condition, liquidity or operating or investment results could be adversely affected.
Unexpected volatility, decline or illiquidity associated with some of the Group’s investments could significantly and negatively affect the Group’s financial results, liquidity or ability to conduct business.
The Group derives a meaningful portion of its income from invested assets, which are principally comprised of fixed maturity securities. Accordingly, the Group’s financial results are subject to a variety of investment risks, including risks relating to general economic conditions, inflation, market volatility, interest rate fluctuations, foreign currency risk, liquidity risk and credit and default risk. Volatility in global financial markets has impacted, and may continue to impact, the value of the Group’s investment portfolio and our strategic investments. The Group’s investment portfolio also includes securities with a longer duration, which may be more susceptible to risks such as inflation. Changes in various factors, including prevailing interest rates and credit spreads may cause fluctuations in the market value of the Group’s fixed maturity investments. Throughout the last 5 years, the Federal Reserve and the Bank of England have each implemented policies to either decrease or increase interest rates in response to economic conditions and may change their monetary policy at any time. If either the Federal Reserve or the Bank of England raises interest rates, or if interest rates otherwise rise, the Group may be exposed to unrealized losses on its fixed maturity securities. Increases in interest rates could cause the market value of the Group’s investment portfolio to decrease, which could reduce our capital resources. Conversely, any decline in interest rates could reduce the Group’s investment yield and net investment income, which would reduce our overall profitability. Interest rates are highly sensitive to many factors, including governmental and monetary policies, inflation levels, domestic and international economic and political conditions, and other factors beyond our control. Exposures in the Group’s investment portfolio may also be materially adversely affected by global climate change regulation.
Part of the Group’s investment portfolio is managed by external investment management firms, who have discretion in managing the Group’s portfolio (subject to agreed investment guidelines). A portion of the Group’s investment portfolio is allocated to certain higher risk classes of investments which may include structured notes linked to equities and commodities, publicly traded equities, high-yield bonds, bank loans, emerging market debt, non-agency residential mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, real estate funds, middle-market loans, private credit funds, private equity funds, infrastructure funds, hedge funds and short-term secured products. For certain investments, the valuation on our consolidated balance sheet may differ significantly from the values that would be used if ready markets existed for the securities representing interests in the relevant investment vehicles. If the Group were to sell these assets (which may be necessary if we need liquidity to pay claims), it may be at significantly lower prices than the Group has recorded them. Furthermore, interests in many of the investment classes described above are subject to restrictions on redemptions and sales that could limit the Group’s ability to liquidate these investments in the short term. The performance of these classes of investments is also dependent on individual investment managers and investment strategies. It is possible that these investment managers will leave, the investment strategies will become ineffective or that the managers will fail to follow our investment guidelines. The Group’s investment portfolio may become concentrated in a limited number of issuers or have significant exposure to certain geographic areas or economic sectors. Concentration of investments can increase investment risk and portfolio volatility. Any of the foregoing could result in a decline in the Group’s investment performance and capital resources, and accordingly, adversely affect the Group’s business, prospects, financial condition or results of operations.
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
The Group’s functional currency is the U.S. dollar. However, because the Group’s business strategy includes insuring and reinsuring financial obligations created or incurred outside of the U.S., the Group writes a portion of its business and receives premiums in currencies other than the U.S. dollar and therefore the results of its operations are subject to both currency transaction and translation risk. Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. Translation risk arises because the Group reports in U.S. dollars but a portion of its underlying premiums, reserves, operating expenses and acquisitions are determined in other currencies. The Group makes determinations as to whether and to what extent to hedge its foreign currency exposures on a monthly basis. Consequently, the Group may experience exchange losses to the extent the Group’s foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect the Group’s business, prospects, financial condition or results of operations.
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
Financial market volatility could adversely impact the value of the Group’s investment portfolio and could affect the Group’s ability to access liquidity and capital markets financing or receive dividends from its operating subsidiaries.
Financial market volatility could adversely impact the value of the Group’s investment portfolio and, if such global conditions were to arise, ongoing market volatility could affect the Group’s ability to access liquidity and other capital markets financings. Inflation, high interest rates, reduced liquidity in financial markets and a continued slowdown in global economic conditions can increase the risk of defaults and downgrades and can increase the volatility in the value of many of the investments the Group holds. In addition, certain steps taken by governmental institutions in response to financial market volatility and the costs of such actions, could eventually lead to higher-than-expected inflation and further financial stress on global financial markets, including government bond markets.
Heightened market volatility has previously led to the occurrence of periods of time where credit spreads widened significantly, which, if repeated, may negatively impact the Group’s ability to access liquidity and capital markets financing such that it may not be available or may only be available on unfavorable terms. Further, regulators in certain jurisdictions may impose dividend restrictions on insurance companies in response to economic uncertainties, which would potentially impact liquidity for holding companies that have insurance subsidiaries in those jurisdictions. As a holding company with no direct operations, FIHL relies on dividends and other permitted payments from its subsidiaries and it may be unable to make distributions on its preference securities or principal and interest payments on its debt and to pay dividends to holders of common shares if its operating subsidiaries are unable to pay dividends to it. See Item 3.D. Risk Factors “Risks Relating to Financial Markets and Liquidity”.
An inflationary environment could have a material adverse impact on the Group’s operations.
Steps taken by governments throughout the world in response to the recent economic and geopolitical climate, expansionary monetary policies and other factors led to an inflationary environment in recent years. In operating our business, we experience the effects of inflation, including increased labor and construction costs. Furthermore, the Group’s operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although the Group considers the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks insured and reinsured by the Group. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business the Group writes, and litigation costs.
To the extent economic or social inflation, such as through outsized court awards, particularly in the United States, causes costs to increase above loss reserves established for claims, the Group will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of the Group’s fixed maturity securities and potentially its other investments. Inflation also affects the returns on the Group’s fixed maturity securities, which may deliver diminished real returns in inflationary environments.
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
The Group may face new regulatory costs and challenges as a result of various recent changes to the U.K. and E.U. insurance regulatory regimes. The U.K. and the E.U. insurance prudential regimes have, until recently, been broadly identical as both are derived from the Solvency II Directive. However, the laws and regulations of the U.K. and the E.U. have recently begun to diverge, and will continue to do so in the near future. The Group therefore may be required to utilize additional resources to ensure compliance with the different rules in each regime.
Further, the U.K. revoked all U.K. insurance legislation derived from EU law (referred to as Solvency II ‘assimilated law’) with effect from December 31, 2024, and broadly reinstated it via additional rules in the PRA Rulebook and secondary PRA regulatory publications (which take the form of Statements of Policy and Supervisory Statements). This new body of U.K. insurance regulation will eventually be known as ‘Solvency UK’. Similarly, the E.U.’s legislative bodies have undertaken their own review of the Solvency II Directive, and have adopted an amending directive containing a number of revisions to the current Solvency II text. E.U. member states have until the end of 2026 to implement these amendments into their respective domestic legislation. Bermuda, E.U. and U.K. insurance statutes and the regulations and policies of the BMA, the CBI, the PRA and the FCA may require FIBL, FIID and FUL to, among other things:
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
The Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement are regarded as “material outsourcing agreements” or “outsourcing of critical or important operational functions or activities” under the laws and regulation in each of the United Kingdom and the European Union. See Item 4.B. Business Overview “Regulatory Matters” for further information on material outsourcing agreements and outsourcing of critical or important operational functions or activities. Accordingly, the Group may incur additional operating costs in establishing the systems and controls required to appropriately oversee and monitor the effective performance of these agreements by The Fidelis Partnership.
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
Further, there has been an increased level of regulatory scrutiny of material outsourcing agreements in each jurisdiction generally, which could result in a greater risk of regulatory intervention in respect of these agreements. Such regulatory intervention may include the regulators’ use of their investigative powers (such as requiring reports to be prepared by senior individuals), the exercise of audit rights against any Group company or The Fidelis Partnership or requests for documents and information relating to the performance of the agreements.
These regulatory interventions could be disruptive for the Group’s business operations, and may result in the Group being required to make further changes to its systems and controls, such as increased reporting to company boards, improving data storage facilities and implementing additional oversight of The Fidelis Partnership. It is possible that, as a corollary, the Group will incur increased operational costs. The Group could also experience an adverse effect on its business if the regulatory interventions impede the effective operation of the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation”.
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
The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer, FIBL and FUL are eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on its listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”). Pursuant to IID requirements, the Group established U.S. surplus lines trust funds with a U.S. bank to secure U.S. surplus lines policies. The Group accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Failure to maintain its IID listing could have a material adverse effect on the Group’s ability to write surplus and excess lines of business in the U.S. For reinsurance, as of December 31, 2024, there are no U.S. licenses required because the Group operates outside the U.S. In common with other non-U.S. reinsurers, the Group is required to post letters of credit or establish other security in order to enable U.S. cedants to take financial statement credit for liabilities ceded to members of the Group. See Item 4.B. Business Overview “Regulatory Matters” for a more detailed discussion of the regulatory environment in which FIBL and FUL write surplus lines business in the U.S. and reinsure U.S. cedants, including in relation to the Group’s obligations to post reduced collateral pursuant to certified and reciprocal reinsurer status.
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
The Group’s business is subject to cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the jurisdictions in which we operate, which can increase the cost of doing business, compliance risks and potential liability. These cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the United

States and other jurisdictions in which we operate are complex, evolving, and may differ significantly from jurisdiction to jurisdiction, and legislators and regulators in the U.S. and elsewhere are increasingly focused on these issues. Ensuring that our collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency. See Item 4.B. Business Overview “Regulatory Matters” for a discussion of the data protection laws applicable to Fidelis Insurance Group in each of Bermuda, U.K. and Ireland.
The Group is required to comply with the applicable economic and trade sanctions laws and regulations. The Group’s failure to comply with these laws and regulations would have an adverse effect on the Group’s business, financial condition and results of operations.
The Group is required to comply with all applicable economic and trade sanctions laws and regulations and anti-bribery laws and regulations. Various governmental authorities with jurisdiction over the Group’s activities maintain economic and trade sanctions laws and regulations, which restrict the Group’s ability to conduct transactions and dealings with certain countries, territories, persons and entities. While the Group maintains policies and procedures designed to maintain compliance with economic and trade sanctions, the Group cannot guarantee that the policies and procedures will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines for the Group or incarceration for responsible employees and managers, as well as negative publicity or reputational harm.
In addition, the Group is subject to the Foreign Corrupt Practices Act and other anti-bribery laws that generally prohibit corrupt payments or improper gifts to non-U.S. governments or officials. It is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, the Group could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions, which could damage the Group’s business and reputation, and could adversely affect the Group’s financial condition and results of operations.
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

Persons (as defined above) investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Group, the Group’s operations or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. The Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. We cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
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
Further, the Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25%-or-more-owned partnerships (the “2021 Regulations”). The 2021 Regulations define insurance liabilities for purposes of the Reserve Test, and tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2021 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus FIHL should not be characterized as a PFIC under current law for the current taxable year or for foreseeable future years to the extent a shareholder makes an election to apply the 10% Test, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
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
FIHL is not incorporated in the U.K. but has filed returns for U.K. corporation tax on the basis that it is resident in the U.K. since August 2015. FIHL and the U.K.-incorporated companies within the Group are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of the Group’s income and operations. The directors of FIHL intend to manage its affairs so that it remains resident in the U.K. for U.K. tax purposes. Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
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
Although the DPT statute and HMRC guidance are largely untested in the U.K. courts, the Group is of the view that the DPT is not applicable to the Group and does not intend to notify HMRC of any liability to DPT for the current or any preceding years.
The U.K.’s multinational top-up tax (“MTT”) or domestic top-up tax (“DTT”) may adversely impact the Group’s tax liability.
In line with the OECD’s Inclusive Framework on a two-pillar solution to reform the international corporate tax framework (see Risks Relating to Taxation—U.K. and Irish Tax Risks), the U.K. introduced a MTT and DTT, pursuant to the Finance (No. 2) Act 2023 and Finance Act 2024, with application for accounting periods beginning on or after December 31, 2023. Broadly, if the Group meets the threshold for consolidated revenue, it may result in a charge under the MTT (or DTT, if applicable) to the extent that its effective tax rate is below fifteen percent. The rules relating to the MTT (and DTT) are broad in scope and FIHL is continuing to monitor the impact of these rules on its operations and results. It is anticipated, however, that FIHL will be the responsible member of a qualifying multinational group for the purposes of the MTT and this has resulted in additional U.K. tax charged to the Group in the year ended December 31, 2024.

Risks Relating to Taxation—Irish Tax Risks
FIID may be treated as being resident for tax purposes in a jurisdiction other than Ireland, which could negatively impact the Group’s results of operations.
Under Irish tax law, a company which is incorporated in Ireland is automatically resident for tax purposes in Ireland. The one exception is that an Irish-incorporated company will not be resident for tax purposes in Ireland if it is treated as resident for tax purposes in another jurisdiction under the terms of a double tax treaty which has the force of law.
FIID is incorporated in Ireland. As a result, FIID is automatically resident for tax purposes in Ireland, unless it is treated as resident elsewhere under the terms of a double tax treaty. The directors of FIID carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it is resident for tax purposes solely in Ireland. For example, a majority of FIID’s directors are resident in Ireland and FIID’s board meetings are convened in Ireland, with a majority of such directors in physical attendance. Nevertheless, there can be no guarantee that another jurisdiction will not assert that FIID is tax-resident in their jurisdiction. If FIID were treated as being resident for tax purposes in another jurisdiction, its profits may be subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations could be materially adversely affected.
FIID’s directors also carry on (and intend to continue to carry on) FIID’s business in a manner which ensures that it does not have a permanent establishment in any jurisdiction and its profits are only subject to tax in Ireland as a result. It is possible that non-Irish agents or brokers distributing insurance underwritten by FIID could create permanent establishments outside of Ireland if they were not considered agents who are independent of FIID from a legal and economic perspective. The treatment of any agents as dependent agents may result in the creation of permanent establishments outside of Ireland to which FIID must allocate profits for tax purposes, resulting in such profits being subject to comprehensive taxation in that other jurisdiction and the results of the Group’s operations being materially adversely affected.
Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (“VAT”) group may give rise to additional irrecoverable Irish VAT cost, which could negatively impact the Group’s results of operations.
The VAT exemption applicable to insurance and reinsurance transactions, including related services performed by insurance brokers and insurance agents has been the subject of a number of decisions of the CJEU which may be interpreted as having clarified a narrower scope of such exemption as it applies to the supply of core insurance services, and related services by insurance brokers and insurance agents, including whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to insurance and reinsurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that FIID relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.
In addition, at present FIID may rely upon the existence of an Irish VAT group to result in no Irish VAT arising on supplies received by FIID from establishments outside Ireland of other Irish VAT group members. The Irish Revenue Commissioners have confirmed their interpretation that when an entity joins an Irish VAT group, the entire entity is deemed to be part of the Irish VAT group, which includes overseas establishments. It should be noted that recent decisions of the CJEU suggest that overseas establishments cannot form part of a VAT group and that VAT groups are perhaps limited in effect to supplies between establishments of VAT group members within the E.U. member state of such VAT group. Were Irish law to be amended and/or the Irish Revenue Commissioners to change their interpretation of the scope of an Irish VAT group, services provided by overseas establishments of any members of FIID’s Irish VAT group to other parties in the VAT group may give rise to additional irrecoverable Irish VAT costs in the structure where no VAT exemption applies to such services.
Any adverse adjustment under the proposed Council Directive to prevent the misuse of shell entities for tax purposes could adversely impact the Group’s tax liability.
On December 22, 2021, the European Commission published a proposal for a Council Directive to prevent the misuse of shell entities for tax purposes (“ATAD III”). The new ATAD III proposals are aimed at legal entities which have limited substance and economic activity in their jurisdictions of residence. Where the rules apply, the proposal is that such entities should be denied the benefit of double taxation agreements entered into between E.U. member states as well as certain E.U. tax directives, including the Parent Subsidiary Directive and Interest and Royalty Directive.
As currently drafted, the proposal contains exemptions for certain entities, including regulated insurance undertakings. There is no certainty that the proposal will be introduced in its current form. The proposal requires the unanimous approval of the E.U. Council before it is adopted. Until the proposal receives approval and a final directive is published, it is not possible to provide definitive guidance on the impact of the proposal on FIID’s Irish tax position (if any).

Risks Relating to Taxation—U.K. and Irish Tax Risks
Any adverse adjustment under the U.K. or Irish transfer pricing regimes, the anti-avoidance regime governing the transfer of corporate profits or the legislation governing the taxation of U.K. tax resident holding companies on the profits of their foreign subsidiaries could adversely impact the Group’s tax liability.
All intra-group services provided to or by FIHL or any of the U.K.-incorporated companies, including in particular the reinsurance arrangements between FIBL and FUL, FUL being a wholly owned subsidiary of FIHL incorporated in England and Wales, are subject to the U.K. transfer pricing regime. In addition, the reinsurance arrangements between FIBL and FIID are subject to the Irish transfer pricing regime.
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
Under the U.K. CFC regime, the income profits of non-U.K. resident companies may in certain circumstances be attributed to controlling U.K.-resident shareholders for U.K. corporation tax purposes. The directors of each of FIHL’s non-U.K. incorporated subsidiaries intend to operate those subsidiaries in such a manner that its profits are not taxed on FIHL under the CFC regime. Any change in the way in which each of the non-U.K. subsidiaries operate or any change in the CFC regime, resulting in an attribution of any of their income profits to FIHL for U.K. corporation tax purposes, could materially adversely affect the Group’s financial condition.
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
In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax and shortly thereafter the European Commission proposed a Directive to implement the Pillar Two rules into E.U. law, which was unanimously agreed in December 2022 and required E.U. member states to transpose the rules into their national laws by December 31, 2024, with certain measures initially coming into effect from January 1, 2024. In 2023, the U.K. and a number of E.U. member states enacted legislation to implement the proposals set out in the IF statement and in accordance with the OECD’s model rules with respect to Pillar Two, with the additional rules taking effect for accounting periods starting after December 31, 2024.
On January 15, 2025, the OECD issued administrative guidance on Article 9.1 of the Pillar Two model rules. This guidance, if incorporated into the laws of the jurisdictions in which we operate, could cause additional top-up taxes pursuant to the Pillar Two model rules. This would limit the benefit of the net deferred tax asset we established upon enactment of the CIT Act (see “FIHL and FIBL may become subject to taxes in Bermuda which could negatively impact the Group’s results of operations” below) in respect of the Bermuda economic transition adjustment. It is uncertain whether the jurisdictions in which we operate will incorporate this guidance. However, in the U.K., HMRC are consulting on the application of this updated guidance to the MTT and DTT. To the extent the jurisdictions in which we operate incorporate this guidance into their laws, our overall cash tax savings from the reversal of the deferred tax asset could be limited to the lesser of 20% of the gross deferred tax asset or the portion of the deferred tax asset that reverses in 2025 and 2026.
The rules relating to Pillar Two are broad in scope and FIHL has yet to determine the impact of these rules on its operations and results (or those of any of its subsidiaries). It is anticipated, however, that FIHL will be a responsible member of a qualifying multi-national group for the purposes of the U.K.’s MTT and this may, subject to further determination of the Group’s effective tax rate for the accounting period starting January 1, 2024, result in FIHL being chargeable to additional taxes in the U.K.
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
In response to the OECD Pillar Two initiative, Bermuda has recently introduced the Corporate Income Tax Act 2023 (“CIT Act”) which is fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.
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
If the Bermuda corporate income tax is not treated as a “covered tax” in accordance with the OECD’s model rules, or if the corporate income tax does not otherwise achieve a minimum effective tax rate of 15 per cent (as calculated in accordance with the OECD's model rules), additional material top-up taxes may be payable by the Group’s Irish and U.K. tax-resident companies in future.
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
FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of common shares, and dividends to the holders of our common shares and preference securities. The Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on common shares is also dependent on the availability of distributable reserves. The inability of operating subsidiaries to pay dividends in an amount sufficient to enable FIHL to meet its cash requirements at the holding company level could have a material adverse effect on the common shares. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.
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
Similarly, under Irish company law, dividends may only be distributed from profits, available for distribution, which consist of accumulated realized profits less accumulated realized losses.
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
The sale of substantial amounts of common shares in the public market by the Company in a primary offering or its existing shareholders in a secondary offering, or the perception that such sales could occur, could harm the prevailing market price of the common shares. All of our common shares outstanding as of the date of this report are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), so long as they are held by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act, and certain executives of the Group and The Fidelis Partnership. Certain existing holders of our common shares, who are also our “affiliates” as that term is defined under Rule 144 of the Securities Act, have registration rights, pursuant to the Registration Rights Agreement (as defined below), subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the common shares for the holders of registration rights, they can be freely sold in the public market upon issuance. See Item 7.B. Related Party Transactions “Registration Rights Agreement”.
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
•each of the Crestview Funds (as defined below, see Item 7.A. Major Shareholders), CVC Falcon Holdings Limited (“CVC”) and Pine Brook Feal Intermediate L.P. (“Pine Brook”) (each a “Founder” and together, the “Founders”) and The Fidelis Partnership has the right to nominate one individual to serve as a director on the Board;
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
•shareholders may fill any vacancy on the Board at the meeting at which such director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the event the vacancy to be filled is for a director nominated by a Founder or The Fidelis Partnership, then the relevant Founder or The Fidelis Partnership shall have the right to nominate a person to fill such vacancy;

•advance notice of shareholders’ proposals is required in connection with annual general meetings;
•a simple majority vote of shareholders together with the consent of the Founders and/or The Fidelis Partnership is required to effect certain amendments to the Amended and Restated Bye-Laws that would adversely affect their respective rights thereunder; and
•subject to any resolution of our shareholders to the contrary, the Board is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by the shareholders.
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
The Amended and Restated Common Shareholders Agreement confers certain consent rights on The Fidelis Partnership, which will allow it to exercise a certain amount of control over FIHL and limit other shareholders’ ability to influence the outcome of matters submitted to a shareholder vote.
Upon the completion of the Separation Transactions, The Fidelis Partnership became an approximately 9.9% holder of our common shares. Under the terms of the Amended and Restated Common Shareholders Agreement dated as of June 16, 2023 (the “Amended and Restated Common Shareholders Agreement”), for so long as The Fidelis Partnership holds at least 4.9% of our common shares and the Framework Agreement is in effect, the consent of The Fidelis Partnership is required to undertake a number of key corporate actions requiring shareholder approval, thereby having the ability to exercise substantial control over such actions, irrespective of how FIHL’s other shareholders may vote. Additionally, in relation to any proposed issuance of further common shares, The Fidelis Partnership has the benefit of an Allocation Right (as defined below; see Item 7.B. Related Party Transactions “Amended and Restated Common Shareholders Agreement — Consent Rights and Minority Protections”) effectively allowing it to purchase up to its pro rata portion of the common shares at a specific price and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement. There can be no assurance that courts and regulators will continue to permit consent, director appointment and other rights granted through a shareholders agreement. For the avoidance of doubt, if, The Fidelis Partnership sells any of its common shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its ownership of FIHL’s common shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, The Fidelis Partnership will no longer be entitled to exercise its consent rights or the Allocation Right. In addition, The Fidelis Partnership has a Board nomination right that may enable it to exercise a level of control through a director over corporate actions.
The Fidelis Partnership’s consent rights may also adversely affect the trading price of the common shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, The Fidelis Partnership’s rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group.

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
The Bermuda Companies Act, which applies to FIHL, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. For a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law, please refer to the section “Comparison of Shareholder Rights” in our final prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-271270) with the SEC on June 30, 2023 (the “IPO Registration Statement”), available electronically at www.sec.gov, which such section is incorporated herein by reference.
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
Fidelis Insurance Group was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team, including our Chief Executive Officer and Executive Director, Daniel Burrows. Since then, we have established ourselves as a market leader with a diversified global portfolio of innovative and tailored specialty insurance and reinsurance solutions.
Important Events in the Recent History of the Company
The Separation Transactions took effect on January 3, 2023, pursuant to which a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership. The Fidelis Partnership is a separate, privately held company, which manages certain origination and underwriting activities on behalf of Fidelis Insurance Group. FIHL and The Fidelis Partnership have entered into the Framework Agreement, effective from January 1, 2023, that governs the ongoing relationship between the two groups of companies, including delegating underwriting authority to the operating subsidiaries of The Fidelis Partnership to source and bind contracts for each of the subsidiaries of FIHL.
The Separation Transactions and the Framework Agreement were initiated to enable Fidelis Insurance Group to expand its focus on capital management and portfolio optimization, while continuing to access the underwriting expertise of The Fidelis Partnership. Under this structure, we believe we are well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities, and grow our business. We expect this long-term partnership to deliver strong returns to our shareholders, primarily driven by our underwriting results. For further description of the Separation Transactions, please refer to the section “Summary — The Separation Transactions” in the IPO Registration Statement, available electronically at www.sec.gov, which such section is incorporated herein by reference.
Following FIHL’s initial public offering (“IPO”) in July 2023, we assisted an underwritten secondary public offering of an aggregate of 9,000,000 common shares by certain of our shareholders at a price to the public of $16.00 per share, less any underwriting discounts and commissions in May 2024. The underwriters exercised in full their option to purchase an additional 1,350,000 common shares on the same terms.
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
B. Business Overview
Fidelis Insurance Group is a global specialty insurer headquartered in Bermuda, with offices in Ireland and the United Kingdom.
The Group is comprised of Fidelis Insurance Holdings Limited (“FIHL”), Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”) and also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland. During the year ended December 31, 2024, the Group established Nameco (No. 1404) Limited (the “Fidelis IG Corporate Member”), which has a 9.9% participation in the 2024 year of account of Lloyd’s Syndicate 3123 (2025 year of account: 7.4%).
The Group is led by its Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry and is supported by a highly experienced management team that manages the operations of the Group based on its founding principles.
Our business comprises two segments: Insurance and Reinsurance. Within these segments, we offer a diverse portfolio comprising 10 distinct lines of business. This diversity enables us to serve various industries, manage different types of risk, and operate in multiple geographic regions. We believe our strategic approach and strong capabilities position us well to capitalize on opportunities in the dynamic (re)insurance markets. Our proactive strategy allows us to adjust our business mix in response to market cycles, targeting opportunities that offer an optimal balance of risk and reward. By maintaining strategic flexibility, we aim to create long-term value for our shareholders. Our ability to adapt to market changes enhances our competitive advantage and ensures sustained growth and profitability. This adaptability is crucial to our success, enabling us to navigate market complexities and continue delivering value to our clients and shareholders.
Through this operating model, we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, the Group’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.
Investments
Our investment strategy is focused on delivering attractive and stable investment income while targeting an above-average risk-adjusted total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators, and to support our underwriting activities.
As of December 31, 2024, our investments consisted primarily of a diversified portfolio of high-quality fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities) and small allocations to sub-investment grade fixed maturity securities and “other investments”. The assets in our fixed maturity portfolio are managed primarily by external investment managers through individual investment management agreements. We monitor the activity and performance of these external managers and our other investments regularly.
Business Segments
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment comprises a portfolio of Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation and Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property and Retro & Whole Account reinsurance.

The table below sets forth the GPW by line of business for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	GPW	% of total	GPW	% of total	GPW	% of total
Insurance
Property	$1,279.6	29%	$988.1	28%	$632.9	21%
Marine	785.7	18%	673.4	19%	542.7	18%
Asset Backed Finance & Portfolio Credit	399.2	9%	293.3	8%	201.8	7%
Aviation & Aerospace	339.5	8%	371.8	10%	297.4	10%
Political Risk, Violence & Terror	204.2	4%	221.7	6%	127.5	4%
Energy	192.5	4%	172.1	5%	119.5	4%
Cyber	82.9	2%	69.9	2%	101.7	3%
Other Insurance	254.9	6%	170.1	4%	389.5	13%
Total Insurance	3,538.5	80%	2,960.4	82%	2,413.0	80%
Reinsurance
Property Reinsurance	832.9	19%	596.8	17%	555.9	18%
Retro & Whole Account	31.7	1%	21.8	1%	49.2	2%
Total Reinsurance	864.6	20%	618.6	18%	605.1	20%
Total GPW	$4,403.1	100%	$3,579.0	100%	$3,018.1	100%
For information on GPW by geographical location, refer to Item 18 Financial Statements, Note 4 (Segments) to our audited consolidated financial statements.
Insurance
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation. The Insurance segment benefits from quota share, aggregate, stop loss and excess of loss retrocessional cover and industry loss warranties, which help to reduce volatility. Our Insurance segment provides us with access to capital-efficient business and facilitates diversification of our exposures. The following are the lines of business in our Insurance segment:
Property: provides cover for all risks of direct physical loss or damage, business interruption and natural catastrophe perils. The portfolio covers a wide range of occupancies from real estate portfolios, municipalities, infrastructure, schools, commercial and manufacturing accounts and construction risks. We write a mix of global, North American and individual international territory risks.
Marine: provides cover for a range of exposures on a global basis including marine hull, marine cargo, construction and marine war.
Asset Backed Finance & Portfolio Credit: includes asset-backed nonpayment, economically linked risk (e-cat), mortgage indemnity, structured credit, and surety. Drivers for specific risk transfer for these products are often different from traditional insurance procurement and include regulatory capital relief, capital efficiency and transaction facilitation.
Aviation & Aerospace: provides a range of cover for owners and financiers of aircraft including airline hull and liability ‘all-risks’, contingent aviation, AV52 war liability and hull war as well as product liability for the world’s leading manufacturers. We also cover pre-launch, transit and launch risk for satellite manufacturers and operators in our Aerospace book.
Energy: provides cover for a range of exposures across the energy spectrum. This includes construction and operational renewable energy projects globally, operational downstream energy/power & utilities, and construction and operational upstream energy.
Political Risk, Violence & Terror: provides insurance products for clients such as banks, commodity traders, corporations and multilateral and export credit agencies through political risk and contract frustration/non-payment coverages and both damage and non-damage cover from perils including terrorism, civil unrest, strikes, riots, civil commotion and sabotage through political violence and terror covers.
Cyber: products reimburse damages and financial losses arising from accidental or malicious incidents affecting a business’s computer networks, software and data, both on a first and third party basis. We write a diverse mix of business from SME to large corporate, across a number of geographies, predominantly on a reinsurance basis.
Other Insurance: includes contingency providing coverage for event cancellation, non-appearance and other contingencies, title insurance, warranty insurance and other specialty risks.

Reinsurance
Our Reinsurance segment consists of an actively managed, property reinsurance book, providing reinsurance and a limited amount of retrocession coverage worldwide on a proportional or excess of loss basis. The portfolio is global, with a significant concentration in North America. Additionally, it includes smaller exposures in other regions around the world, particularly in Japan, Europe, and Australasia.
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
Outwards Reinsurance Purchasing
We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy significant line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence. The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. At December 31, 2024, we had reinsurance balances recoverable on reserves for losses and loss adjustment expenses of $1,255.6 million (December 31, 2023: $1,108.6 million) and reinsurance balances recoverable on paid losses of $278.4 million (December 31, 2023: $182.7 million). The reinsurance we purchase takes the form of quota share, aggregate, stop loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. The substantial majority of our reinsurance balances recoverable on paid losses and reserves for losses and loss adjustment expenses are from reinsurers that are rated “A-” or higher by AM Best or S&P, other than three reinsurers that are rated “B++”. Where an insurer does not have a credit rating, the Group generally receives collateral, including letters of credit and trust accounts. In some cases, The Fidelis Partnership will be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or to seek direct access to capital markets (for example, through catastrophe bonds). At December 31, 2024, the three largest balances by reinsurer accounted for 19.1%, 10.7% and 9.6% (December 31, 2023: 24.0%, 7.9% and 5.5%), of the total balance recoverable from reinsurers on paid and unpaid losses. When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date.
For further details, see Item 18 Financial Statements, Note 11 (Reinsurance and Retrocessional Reinsurance) to our audited consolidated financial statements. Under the Framework Agreement, we have delegated authority to design and place such outwards reinsurance to The Fidelis Partnership in conjunction with the overall management of our book of business.
Underwriting Risk Management
Our approach is to underwrite reinsurance and insurance business within a disciplined, process-driven, and innovative framework, focusing on profitability while also delivering superior solutions for clients and brokers.
Key considerations within this process include (i) adequacy of underlying rates for each class of business and territory based upon our in-house proprietary view of risk; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity; (vi) if relevant, the perceived financial strength of the (re)insured as well as certain ESG factors.
The Outsourced TFP Underwriting Plan, the Framework Agreement and the Delegated Underwriting Authority Agreements set out the parameters within which The Fidelis Partnership underwrites business and is aligned with our strategic objectives. The annual business planning process is a collaborative process between us and The Fidelis Partnership and is subject to multiple levels of review and challenge.
We focus on four key principles governing our underwriting and risk selection approach and strategy, which are driven by our risk appetite and tolerances outlined in the Outsourced TFP Underwriting Plan:
(1) Discipline. We will leverage The Fidelis Partnership’s disciplined, analytical underwriting approach within a comprehensive framework of underwriting controls, which is focused on real time pre-quote peer review and portfolio management through the daily Underwriting and Marketing Conference Call (the “UMCC”). The UMCC involves practice leads and key members of senior management, including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives. This provides live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting performance and cross-sell our product range. We believe that the UMCC is unique among our peers. Coming together in this way on a daily call means that there is no siloed underwriting, there is management oversight over all The Fidelis Partnership direct underwriting decisions, and there is cohesive portfolio optimization across all business lines and segments underwritten directly by The Fidelis Partnership.
(2) Clients and Brokers. We aim to deliver superior solutions for our clients and broker partners. The Fidelis Partnership’s ability to move quickly in the changing market enables us to deliver products meeting our clients’ demands. Our model is built on the balance of The Fidelis Partnership’s long-term relationships with quality clients and respect for the core broker distribution model. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.
(3) Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We intend to benefit from The Fidelis Partnership’s strong ability in development and innovation when creating new products and client-led solutions.
(4) Risk and capital management. In order to optimize our risk and return, we will allow The Fidelis Partnership flexibility within the business plan, which contains clearly defined risk appetites and tolerances, thereby allocating capital to those classes that optimize our risk-adjusted return.
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
The following table sets forth the Group’s premiums written by source that individually contributed more than 10% of total GPW for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Marsh & McLennan Companies Inc	$880.6	$644.2	$603.6
Aon plc	$572.4	$465.3	$452.7
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2024, 2023 and 2022.
Claims Management
Under the terms of the Framework Agreement and the respective Delegated Underwriting Authority Agreements, claims management activities are partially delegated to The Fidelis Partnership, with the Group retaining an oversight function and ultimate approval authority in respect of all claims relating to large losses. The Fidelis Partnership employs a staff of experienced claims professionals who are obliged to operate within the parameters set forth in the Framework Agreement and the respective Delegated Underwriting Authority Agreements, which provide for a delegated claims authority up to a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to us for oversight and involvement in resolution within predefined timelines, and claims subject to coverage disputes and/or litigation will be handled by a separately agreed procedure.
The claims professionals employed by The Fidelis Partnership work closely with its underwriting team to achieve consistency and efficiencies across all lines of business. We are committed to offering prompt and professional claims service to policyholders and service providers and The Fidelis Partnership has, on our behalf, developed processes and internal business controls for identifying, tracking and settling claims.
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

	AM Best (1)		S&P (2)		Moody’s (3)
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fidelis Insurance Bermuda Limited	A	Stable	A-	Positive	A3	Stable
Fidelis Underwriting Limited	A	Stable	A-	Positive	A3	Stable
Fidelis Insurance Ireland DAC	A	Stable	A-	Positive	A3	Stable
__________________
(1)“A” represents the financial strength ratings assigned by AM Best, as last updated February 28, 2025.
(2)“A-” represents the financial strength ratings assigned by S&P, as last updated July 9, 2024.
(3)“A3” represents the financial strength ratings assigned by Moody’s, as last updated June 5, 2024.
Additionally, AM Best assigned a “BBB” long-term issuer credit rating to FIHL (with stable outlook), which indicates a good ability to meet ongoing senior financial obligations. S&P has assigned a “BBB” long-term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions. Moody’s assigned a “Baa2” long-term issuer rating to FIHL (with stable outlook).
On July 9, 2024, S&P assigned a BBB- rating to our 4.875% Senior Notes due 2030 and a BB+ rating to our 6.625% Fixed Rate Reset Junior Subordinated Notes due 2041.
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
Regulatory Matters
Fidelis is subject to varying degrees of regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of Fidelis’ three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Each of the insurance operating subsidiaries has entered into a Delegated Underwriting Authority Agreement with the relevant The Fidelis Partnership operating subsidiary on a jurisdictional basis. In addition, the Group has entered into the Inter-Group Services Agreement with The Fidelis Partnership for the provision of certain non-underwriting services. See Item 7.B. Related Party Transactions for further information relating to the contractual matrix forming this structure.
The following is a summary of the core aspects of the regulatory environment of Fidelis’ insurance operating subsidiaries, primarily in their respective jurisdictions of the U.K., Ireland and Bermuda, as well as the relevant authorizations of The Fidelis Partnership to provide its services to us. FIBL and FUL also conduct their business pursuant to the applicable U.S. excess and surplus lines and certified reinsurer authorizations.

The following summary relates predominantly to the insurance regulatory regimes in Bermuda, Ireland and the U.K., insofar as they relate to the insurance operating subsidiaries as authorized insurers. However, the following summary also contains various references to the application of domestic insurance regulation to the operating subsidiaries of The Fidelis Partnership as authorized insurance intermediaries, given their symbiotic relationship with the insurance operating subsidiaries and their integration in the Outsourced TFP Subsidiary Specific Underwriting Plans.
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
In addition, each year the insurer is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the insurer’s Bermuda Solvency Capital Requirement (“BSCR”) model or an approved internal capital model in lieu thereof (more fully described below), together with such schedules as prescribed by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended from time to time.
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
The BMA has also set a target capital level for each Class 4 insurer equal to 120% of its ECR. This target capital level functions as an early warning mechanism for the BMA. If an insurer fails to maintain statutory capital at or above this level, it is likely to result in heightened regulatory scrutiny.
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
Recovery Planning
Under the Insurance Act, the BMA is empowered to make rules for recovery planning. Such rules, which will become operative on May 1, 2025, require certain commercial insurers and insurance groups to develop recovery plans. Any requirement to prepare a recovery plan shall take into account the nature, scale, complexity and risk profile of the insurance business conducted by the insurer or insurance group.
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
The entry into a Delegated Underwriting Authority Agreement between FIBL and the Bermudian principal operating subsidiary of The Fidelis Partnership (“TFP Bermuda MGU”), which was approved, constituted a material change.
Group Supervision
The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor and has done so for the Group. An insurance group is defined as a group of companies that conducts insurance business. The BMA may make such determination where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.
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
FIBL was designated by the BMA as a Designated Insurer on March 17, 2016 and as such is currently subject to group supervision. As a result, the Group is required to maintain available statutory economic capital and surplus at a level equal to its Group Enhanced Capital Requirement, which is established by reference to the Group Bermuda Solvency and Capital Requirement model.

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
As the Group is subject to Group Supervision by the BMA, FIHL is prohibited from declaring or paying a dividend if it is in breach of its Group Enhanced Capital Requirement or the declaration or payment of a dividend would cause such a breach.
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
In October 2022, TFP Bermuda MGU received approval from the BMA to be registered as an insurance agent. Certain significant aspects of the Bermuda insurance regulatory framework applicable to insurance agents are set forth below.
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
Data Protection
FIHL and FIBL must comply with Bermuda’s Personal Information Protection Act 2016 (“PIPA”), which came into full force on January 1, 2025. PIPA applies to any organization (meaning any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. PIPA does not define privacy explicitly but rather defines “personal information” and sets out privacy rules for institutions to follow for the collection, use, disclosure, maintenance, retention, security and disposal of personal information in Bermuda. “Personal information” is broadly defined and means “any information about an identified or identifiable individual” (i.e. a natural person, whether they are explicitly identified e.g. by name or where their identity is identifiable from e.g. a piece of information, such as their social insurance number).
Under PIPA, the “use” of or “using” personal information means carrying out any operation on personal information, including collecting, obtaining, recording, holding, storing, organizing, adapting, altering, retrieving, transferring, consulting, disclosing, disseminating or otherwise making available, combining, blocking, erasing or destroying it. Pursuant to PIPA, personal information held by an organization must be adequate, relevant and not excessive in relation to the purposes for which it is used, and must be accurate and kept up to date to the extent necessary for its use. An organization must protect personal information that it holds with appropriate and proportional safeguards against risk, including loss; unauthorized access, destruction, use, modification or disclosure;

or any other misuse. Personal information used by FIBL as an insurer in Bermuda would include (without limitation) information relating to policyholders, service providers, officers, employees, consultants or any other third party of the insurer.
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
United Kingdom Insurance Regulation
General
The financial services industry in the U.K. is dual-regulated by the FCA and the PRA (collectively, the “U.K. Regulators”). The PRA authorizes “dual-regulated” firms such as insurers (e.g., FUL) and performs the prudential regulation and supervision in respect of these entities. The FCA authorizes and performs the prudential regulation and supervision for all “solo-regulated” firms such as insurance intermediaries (e.g., Pine Walk Capital and Pine Walk Europe) and is the conduct regulator for all regulated firms in the U.K.
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
U.K.-authorized insurers and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 (“FSMA 2000”), which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios, and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects; for example, the authorization or exemption process. Legislation based on Solvency II also broadly remains relevant, although the U.K. government and regulators have been undergoing a process of repealing and replacing certain retained E.U. law with legislation and regulation that is specifically tailored to the U.K. insurance regulatory regime (as described in more detail in the “—U.K. Prudential Regime for Insurers” section below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.

U.K. Authorized Firms in the Group and The Fidelis Partnership
Currently Fidelis and The Fidelis Partnership contain several firms that are authorized to carry on regulated activities in the U.K. FUL is authorized by the PRA to effect and carry out contracts of insurance in respect of a number of classes of general (non-life) insurance business. In relation to The Fidelis Partnership, Pine Walk Capital Limited (“Pine Walk Capital”) and Pine Walk Europe SRL (“Pine Walk Europe”) (a Belgian-incorporated entity with a branch in the UK) are both authorized and regulated by the FCA as insurance intermediaries.
U.K. Prudential Regime for Insurers
FUL, as a U.K.-authorized insurer, is subject to the U.K.’s domestic prudential regime, which derives from Solvency II, although it has recently undergone a number of changes that took effect on December 31, 2024.
Prior to this date, the U.K. largely transposed Solvency II into U.K. law by FSMA 2000 and The Solvency 2 Regulations 2015. In order to ensure the continuing application of the Solvency II regulatory framework in the U.K. following Brexit, pursuant to the European Union (Withdrawal) Act 2018, as amended, the U.K. transposed all directly applicable E.U. legislation relating to Solvency II into U.K. law, including the European Commission’s Delegated Regulation (EU) 2015/35 (the “Delegated Acts”), which are commonly known as ‘assimilated law’. Secondary legislation, such as the Solvency II and Insurance (Amendments) (EU Exit) Regulations 2019, was passed by the U.K. Parliament in order to address any deficiencies in this assimilated law following Brexit.
On June 29, 2023 the Financial Services and Markets Act 2023 (“FSMA 2023”) received Royal Assent and passed into U.K. law. FSMA 2023 established a legislative framework for revoking assimilated law relating to financial services and replacing it with new regulation specifically designed for the U.K. financial services markets. FSMA 2023 did not revoke all assimilated law from its inception, and each piece of EU law was instead placed in a ‘transitional period’ until it was revoked and replaced by equivalent U.K.-specific regulation. Pursuant to this legislative mechanism, on May 9, 2024, HM Treasury published The Financial Services and Markets Act 2023 (Commencement No. 6) Regulations 2024, which had the effect of revoking the assimilated law set out in the paragraph above with effect from December 31, 2024. This revoked assimilated law has now been reinstated via a number of additional rules in the PRA Rulebook and secondary PRA regulatory publications (taking the form of Statements of Policy and Supervisory Statements).
HM Treasury has stated that the legislative and regulatory changes made to the U.K.’s domestic prudential regime are intended to ensure that it will: (i) be better tailored to the needs of the U.K. insurance market; (ii) encourage effective competition in the U.K. insurance market; and (iii) provide the PRA with a greater degree of discretion when supervising U.K. firms. It is therefore expected that the overall result of these changes will be beneficial for FUL (for example, an overall decrease in FUL’s capital requirements and a reduction in its FUL’s regulatory burden).
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
Capital Requirements under the U.K. Prudential Regime
Under the U.K.’s domestic prudential regime, insurers are required to maintain a minimum margin of solvency equivalent to their Solvency Capital Requirement (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources that an insurer retains in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. FUL calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency UK. If the PRA considers that FUL does not hold sufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by the PRA can result in intervention by the PRA or imposition of sanctions, which could have an adverse effect on FUL’s results and financial position.
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
Data Protection
FUL and FIHL (UK) Services Limited, as well as The Fidelis Partnership subsidiaries on whom we rely, must comply with all applicable data privacy legislation, including the E.U. GDPR and the U.K. GDPR (together, the “GDPR”). The GDPR imposes obligations upon any organizations that target, or collect or process personal data related to, individuals in the E.U. and U.K. As a result, it is extraterritorial in its scope in that it applies to all businesses of the Group in the E.U. and the U.K., respectively, and any businesses of the Group outside the E.U. and the U.K. that collect or process E.U. and/or U.K. personal data of individuals in the E.U. and/or the U.K., therefore providing increased individual rights and protections for all personal data located in or originating from the E.U. or the U.K.
Moreover, there are significant fines associated with noncompliance. In particular, U.K. incorporated companies need to monitor compliance with all relevant E.U. member states’ laws and regulations, including any permitted derogations from the GDPR. Adherence to the provisions and obligations of the GDPR has increased compliance obligations and has necessitated the implementation, maintenance and ongoing review of policies and processes relating to collection and use of personal data, and has required change to business practices regarding these matters. See Item 3.D. Risk Factors “Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses”.

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
The CBI has extensive powers to intervene in the affairs of insurance undertakings and insurance distribution activities that it regulates and to monitor compliance. In particular, the CBI’s administrative sanctions regime provides it with the power to administer sanctions in relation to prescribed contraventions by regulated financial service providers and individuals. Sanctions under the administrative sanctions regime include (i) cautions or reprimands; (ii) directions to refund or withhold monies charged or paid; (iii) monetary penalties up to €10,000,000 or 10% of turnover (or up to €1,000,000 for individuals); (iv) suspension or revocation of authorization; and (v) disqualification of individuals from being concerned in the management of a regulated financial service provider.
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
Irish Authorized firms in the Group and The Fidelis Partnership
The Group’s Irish-authorized firm, FIID, is an insurance company incorporated under the laws of Ireland and duly authorized by the CBI as an insurance undertaking to carry on the following classes of non-life insurance business in accordance with the 2015 Regulations: 5 (Aircraft), 6 (Ships), 7 (Goods in Transit), 8 (Fire and Natural Forces), 9 (Other Damage to Property), 11 (Aircraft Liability), 12 (Liability for Ships), 13 (General Liability), 14 (Credit), 15 (Suretyship), and 16 (Miscellaneous Financial Loss).
The Fidelis Partnership includes Pine Walk Europe, which is incorporated in Belgium and is authorized by the Belgian Financial Services and Markets Authority to conduct insurance distribution activities. Pine Walk Europe carries on insurance distribution activities in Ireland through an Irish-registered branch pursuant to the “passporting rights.” Under the IDD, insurance intermediaries have “passporting rights” which permit them to use an insurance intermediary authorization in their home EEA member state to carry on insurance distribution activities in other EEA member states. An insurance intermediary exercises this right by notifying its “home member state” regulator of its intention to carry on business in another EEA member state and the home member state regulator in turn notifies the competent authority in the “host member state.” Pine Walk Europe received regulatory approval from the Belgian Financial Services and Markets Authority to perform regulated insurance distribution activities on October 5, 2022 and was able to commence trading in Ireland on a freedom of establishment basis via its Irish branch on January 1, 2023.
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
Data Protection
FIID and Pine Walk Europe must comply with the GDPR, which took effect in May 2018. The Data Protection Act 2018 is the Irish legislation that gives effect to certain aspects of the data protection in Ireland. The GDPR regulates data protection for all individuals within the E.U., including foreign companies collecting and processing personal data of E.U. residents. The GDPR sets out individuals’ rights, and provides complex and far-reaching company obligations and significant penalties in the case of violation. The GDPR sets out a number of requirements that FIID must comply with when handling personal data, including: the obligation to appoint data protection officers in certain circumstances, the principle of accountability and the obligation to make public notification of data breaches that reach certain thresholds.
The interpretation and application of data protection laws in Ireland, Europe and elsewhere are developing and remain uncertain and in flux in some respects. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with existing data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. The introduction of the GDPR and resultant changes in E.U. member states’ national laws and regulations, have increased our compliance obligations and have necessitated the review and implementation of policies and processes relating to our collection and use of personal data, and have required us to change our business practices regarding these matters.
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
Each of FIBL and FUL maintains an NAIC U.S. trust fund to support its surplus lines business, in accordance with the rules of the IID. The total market value of assets in each of the FIBL and FUL NAIC trusts was $18.4 million and $60.5 million, respectively, at December 31, 2024 (December 31, 2023: $19.2 million and $46.7 million, respectively).
FIBL and FUL’s U.S. Reinsurance Business
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
Following Russia’s invasion of Ukraine on February 24, 2022, government sanctions were introduced prohibiting various commercial and finance activities in Russia, including leasing of aircraft in the aviation industry to any person in Russia, or for use in Russia. Aircraft lessors issued notices to airlines and lessees in Russia purporting to terminate the leasing of aircraft (and other parts such as spare engines) and requiring that the airlines return the assets. Certain of the relevant aviation authorities where the aircraft are registered have also since suspended the certificates of airworthiness of such aircraft. Some aircraft are yet to be returned and aircraft lessors filed various insurance claims under their insurance policies in relation to the unreturned aircraft. As previously disclosed, the insurers have denied the claims and the lessors have instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities.
Certain claims that form part of these proceedings have since been settled out of court. The Group may continue to resolve such disputes through effecting settlements. Provision has been made in the Group’s reserves for losses and loss adjustment expenses for potential exposures relating to the Ukraine Conflict, including reserves reflecting our estimate for potential loss claims relating to leased aircraft within Russia, including the related litigation proceedings and settlements. See Item 5.A. Operating Results “Recent Developments — The Ukraine Conflict”.
This is an unprecedented event, which, as of the date of this report, is anticipated to continue for a protracted period of time and presents unique circumstances and coverage issues, which will continue to be unresolved until final determination in respect of each claim, whether via settlement or via an ultimate judgement by the respective court. The multiple coverage cases are continuously evolving, and to date the claimed exposures under the relevant insurance policies have been reduced through the sale or settlement, as appropriate, by the Western leasing firms of some of the unreturned aircraft to Russian airline operators along with settlements with their Russian insurers, out-of-court settlements and recognition of such losses, and the dismissal of certain claims. See Item 3.D. Risk Factors “Risks Relation to Recent Events - The full extent of the impacts of the ongoing Ukraine Conflict on the (re)insurance industry and on the Group’s business, financial condition and results of operations, including in relation to claims under the Group’s (re)insurance policies, are uncertain and remain unknown, and we are subject to litigation which could adversely affect our business and results of operations”.

C. Organizational Structure
FIHL’s principal operating subsidiaries at December 31, 2024 are as follows:

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
D. Property, Plants and Equipment
We lease office space in Bermuda, Ireland and the United Kingdom. We renew and enter into new leases in the ordinary course of business. For more information on our leasing arrangements, refer to Item 18 Financial Statements, Note 13 (Commitments and Contingencies) to our audited consolidated financial statements.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following is a discussion and analysis of our results of operations for the years ended December 31, 2024, 2023 and 2022 and our financial condition at December 31, 2024 and December 31, 2023. This discussion and analysis should be read in conjunction with our audited consolidated financial statements for those respective years and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. See Item 3.D. Risk Factors of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5.A. Operating Results “Performance Measures and Non-GAAP Financial Measures” for definitions and tables that reconcile these measures to U.S. GAAP. The terms “we,” “our,” “us,” “Fidelis,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity. Shelf Holdco II Limited is the parent company of an external managing general underwriting platform known as “The Fidelis Partnership” or “TFP” (formerly known as “Fidelis MGU”).
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segment operating results for the twelve months ended December 31, 2024, 2023 and 2022 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Note Regarding Forward-Looking Statements” contained in Item 3.D. Risk Factors and Item 4 Information on the Company, and the Explanatory Note of this report, respectively.
Overview
Fidelis Insurance Group is a global specialty insurer headquartered in Bermuda, with offices in Ireland and the United Kingdom. Fidelis Insurance Group was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. Fidelis completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team, including our Chief Executive Officer and Executive Director, Daniel Burrows. Since then, we have established ourselves as a market leader with a diversified global portfolio of innovative and tailored specialty insurance and reinsurance solutions.
The Group comprises FIHL and its principal operating insurance subsidiaries Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”) and has its own service company, FIHL (UK) Services Limited, with a branch in Ireland (“FSL”). During the year ended December 31, 2024 the Group established Fidelis IG Corporate Member, which has a 9.9% participation in the 2024 year of account of Lloyd’s Syndicate 3123 (2025 year of account: 7.4%).

Our business comprises two segments: Insurance and Reinsurance. Within these segments, we offer a diverse portfolio comprising 10 distinct lines of business. This diversity enables us to serve various industries, manage different types of risk, and operate in multiple geographic regions. We believe our strategic approach and strong capabilities position us well to capitalize on opportunities in the dynamic (re)insurance markets. Our proactive strategy allows us to adjust our business mix in response to market cycles, targeting opportunities that offer an optimal balance of risk and reward.
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation including Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation and Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks. A strong rating environment following years of compound rate increases across multiple business lines within the Insurance segment have provided opportunities for targeted growth. We leverage our line size and lead position to cross-sell across our portfolio and achieve preferential terms and conditions. This, combined with long established relationships, has enabled Fidelis Insurance Group to build an established book of specialty business. Given the market environment we have increasingly used our Insurance segment to deploy capital targeted to natural catastrophe exposure through the Property line of business. This allows a more selective approach to managing aggregate exposure.
In the Insurance segment, we have consistently demonstrated a sophisticated ability to adapt to constantly evolving market dynamics by developing specialized and tailored pricing and aggregation models while maintaining a disciplined underwriting approach. We typically seek out capacity-driven layers with attractive pricing, often focusing on dislocated markets, and look to ensure successful and sustainable growth in this segment. Our underwriters work closely with The Fidelis Partnership’s experts to develop collaborative relationships with brokers and clients and offer them the full suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven, flexible approach enables underwriters to identify both new business opportunities and additional underwriting opportunities from existing clients to provide cover on other related lines of business.
Our Reinsurance segment consists of an actively managed, property reinsurance book, providing reinsurance and a limited amount of retrocession coverage worldwide on a proportional or excess of loss basis.
We benefit from The Fidelis Partnership’s sophisticated analytics capabilities and live aggregation tools, excellent relationships with a blend of regional and nationwide carriers (both in the U.S. and internationally), and strong retail and wholesale broker relations in the distribution of our products. Since 2021, we have developed a view of risk informed by thorough analysis and discussions with weather and forecasting experts. We have concluded that the effects of climate change on perils such as hurricanes, convective storms, floods and wildfires are not represented adequately in current vendor models. As such, we have superimposed our own expectations of frequency and severity on third-party vendor models, to form a base for exposure and aggregation tracking.
We focus deployment of capacity on higher tiered clients in our Reinsurance segment. We are increasingly deploying reinsurance capital across large-scale, well-resourced national accounts away from smaller regional underwriters, who we believe are less able to adjust and manage large catastrophe events. We have reduced our exposure to the middle layers of treaty accounts which are more exposed to increased frequency and severity of losses as a result of climate change and secondary perils associated with floods and wildfires without commensurate increases in rates. Following Hurricane Ian, we also saw an increased demand for private deals and structured covers and significant pricing increases during the 2023 renewal season which have endured throughout 2024. Over time, we expect the impact of these changes to improve the quality of our natural catastrophe-exposed portfolios and reduce volatility. We will continue to leverage a nimble underwriting approach, adapting to constantly evolving market dynamics to source business when favorable market conditions are present. If there is an increase in property catastrophe rates, as well as favorable terms and conditions, we would intend to capitalize on those trends and dislocations.
As noted above in Item 4.A. History and Development of the Company “Important Events in the Recent History of the Company”, the Separation Transactions took effect on January 3, 2023, pursuant to which a number of separation and reorganization transactions occurred to create two separate and distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership. We have an exclusive long-term Framework Agreement with The Fidelis Partnership, effective from January 1, 2023, where we collaborate in our strategy to match superior priced risks with efficient sources of capital to produce market-leading returns for shareholders. We believe this operating model gives us a competitive advantage in our underwriting, risk assessment, and ability to offer as many products as possible to clients. The Framework Agreement governs the ongoing relationship between the two groups of companies, including delegating underwriting authority to the operating subsidiaries of The Fidelis Partnership to source and bind contracts for each of the subsidiaries of FIHL. See Item 7.B. Related Party Transactions “Framework Agreement — Term.”
We have strategic partnerships with industry-leading underwriters, including The Fidelis Partnership with whom we have an exclusive right of first access via the Framework Agreement. Our underwriters continue to work alongside The Fidelis Partnership, as we play an active role in shaping our inwards and outwards portfolio. Our approach is to underwrite reinsurance and insurance business within a disciplined, process-driven, and innovative framework, focusing on profitability while also delivering superior solutions for clients and brokers.
Through this operating model, we are well positioned to be nimble, thoughtful, and efficient decision-makers, and we believe that we are able to respond quickly to an ever-changing world and a constantly evolving marketplace. Furthermore, the Group’s strong capital position provides flexibility to underwrite attractive opportunities and make strategic capital allocation decisions.
On July 3, 2023, we completed our IPO and our common shares are now listed on the New York Stock Exchange under the symbol “FIHL”.
Our strategic objectives focus on the following:
•Profitable underwriting while maintaining flexibility to manage through the cycle with less volatility than peers;
•Achieving a combined ratio consistently below our peer group;
•Efficient operations by sustaining strong alignment with strategic partners, such as The Fidelis Partnership, to ensure the delivery of a diversified portfolio across our targeted classes of business; and
•Maximize shareholder value by growing book value per share, delivering attractive and stable investment income while targeting an above-average risk-adjusted return, generating consistent returns on equity, and actively managing capital through the cycle.
Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Net income available to common shareholders	$113.3	$2,132.5	$52.6
Earnings per common share	0.98	18.65	0.27
Gross premiums written	4,403.1	3,579.0	3,018.1
Net premiums earned	2,258.1	1,832.6	1,500.5
Catastrophe and large losses	509.0	288.2	428.6
Net favorable/(adverse) prior year reserve development	(124.6)	62.9	22.1
Net investment income	190.5	119.5	40.7
Net realized and unrealized investment gains/(losses)	$(28.6)	$4.9	$(33.7)

Combined ratio	99.7%	82.1%	91.9%
Return on average common equity	4.6%	96.3%	2.6%
Operating ROAE(1)	5.6%	18.8%	4.5%
Earnings per diluted common share	$0.98	$18.65	$0.26
__________________
(1) Operating ROAE is a non-GAAP financial measure. See definition and reconciliation in Item 5A. Operating Results “Performance Measures and Non-GAAP Financial Measures”.
2024 Consolidated Financial Condition
•Total investments of $3.8 billion; fixed maturities and short-term securities comprised 94.8% of total investments with an average duration of 2.8 years
•Total long-term debt and preference securities of $507.3 million, resulting in a debt-to-total capital ratio of 17.2%
•Total capital of $3.0 billion, with $151.7 million of capital returned to common shareholders in 2024, including common share repurchases of $105.5 million and dividends of $46.2 million.
•Book value per diluted common share of $21.79
Fidelis’ Full-Year 2024 Highlights
For the year ended December 31, 2024, we saw continued growth in our GPW to $4.4 billion, or 23.0% from 2023, driven by our Insurance segment. Our combined ratio was higher than the prior year period at 99.7% for the year ended December 31, 2024 compared to 82.1% in 2023. This was primarily driven by net adverse prior year development of $124.6 million in the year ended December 31, 2024 compared to net favorable prior year development of $62.9 million in 2023. The combined ratio was also affected by an increase in our loss ratio as a result of catastrophe and large losses of $509.0 million in the year ended December 31, 2024 compared to $288.2 million in 2023. Our Operating ROAE was 5.6% in 2024 compared with 18.8% in 2023. For the year ended December 31, 2024, the total net investment income return was 4.2% compared to 2.9% in 2023. During the year, our strong capital position enabled us to opportunistically return $151.7 million of excess capital to common shareholders through our dividend policy and share repurchase program.
Business Outlook
We are focused on: deploying capital into attractive underwriting opportunities; optimizing our outwards reinsurance purchasing program; continually assessing our investment strategy to improve risk-adjusted returns and returning excess capital to shareholders through a combination of the share repurchase program and our dividend policy. Our underwriting strategy is to deploy gross line sizes where appropriate, take the lead in setting rates, terms and conditions, and establish ourselves as the “go to” market for solutions through our existing portfolio and new-sub lines of specialty products. Our nimble underwriting approach is designed to capitalize on current market trends and dislocations, as well as emerging risk solutions.
Fidelis has a strong track record of peer-leading underwriting performance and profitable growth and is well positioned to capture attractive opportunities across business lines. While we expect dynamics to remain favorable for some time driven by strong market fundamentals, we have the ability to flex our underwriting strategy to navigate market changes.
Insurance
In our property direct line of business, we have significantly increased our GPW following the dislocation in the market beginning in late 2019, when a number of large carriers exited the property market. Rates in this segment remain attractive with continued opportunity to deploy capacity based upon our proprietary view of risk. Given our significant line size and lead positions, we are able to take advantage especially where the market is verticalized, maintaining attractive rate and consistently achieving differential terms. New business opportunities have also presented themselves as local carriers have exited or scaled back in various market locations and/or in post loss environments.
In our marine line of business, we continue to actively shape our portfolio and leverage our participation across marine sub-classes. Marine construction rating is holding steady given the continued need for capacity. We are maintaining our cargo rates, and our underwriters are leveraging our marine war capacity with hull acceptances to improve the overall pricing of the combined hull and war lines.
In the aviation 'all risks' sector, excess capacity continues to put pressure on ratings. We remain disciplined in our approach to underwriting and assessing opportunities within the class, and our line size and capacity across the sub-classes means we continue to maintain relevancy and market share.
Our Asset Backed Finance & Portfolio Credit portfolio includes products where the driver for specific risk transfer is often different to traditional insurance products, including regulatory capital relief, capital efficiency and transaction facilitation. These products tend to be more insulated from traditional insurance market cycles, due to their specialized risk profile which is tailored to each individual deal. Strong engagement with counterparties and technical expertise is essential and we set and lead terms across a significant proportion of this portfolio.
With respect to our intellectual property business, included in our Asset Backed Finance & Portfolio Credit line of business, based on performance, we made the decision to cease underwriting the product and have not written any new intellectual property business in 2024.
Reinsurance
Pricing remains robust driven by a level of reinsurer discipline, and this has continued to support the reinsurance market. This is particularly the case in the natural catastrophe market where we underwrite natural catastrophe exposed contracts using our own proprietary view of risk. We continue to actively shape our portfolio in line with our view of risk and climate change, and take a cautious and targeted approach to deployment, with a continued focus on higher tier clients.
Recent Developments
The Ukraine Conflict
During the year ended December 31, 2024, the Company incurred net adverse prior year development attributable to its Aviation and Aerospace line of business. This relates to business underwritten in the 2021 and 2022 underwriting years and reflects the recent developments in the complex and evolving Russia-Ukraine aviation litigation.
In respect of the aviation litigation, the Company has been judiciously settling claims to de-risk its overall exposure. In addition, the Company has strengthened reserves, in large part to make allowance for ongoing settlement discussions and also to reflect recent developments and new information received.

To date, the Company has successfully settled or is in various stages of settlement discussions in respect of approximately two-thirds of the total exposure related to lessor policy claims currently in litigation. Of the remaining lessor policy claims in litigation, a significant portion of these claims relate to the English trial that commenced in October 2024, in respect of which the Company continues to hold reserves based on a probabilistic model of potential court outcomes, incorporating recent developments and updated information received. The English trial concluded February 14, 2025, and a court judgment will be rendered in the coming months. For more information, see Form 6-K filed with the SEC on February 19, 2025 available electronically at www.sec.gov.
Dividend Policy
On February 29, 2024, the Company announced the adoption of a program to pay a quarterly cash dividend. On February 20, 2025, we announced that our Board had approved and declared a dividend of $0.10 per share, payable on March 27, 2025, to common shareholders of record on March 12, 2025. During the year ended December 31, 2024, we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $46.2 million.
See Item 8.A. Consolidated Statements and Other Financial Information “Dividend Policy”. See also Item 3.D. Risk Factors “Risks Relating to the Common Shares—The declaration of any dividends on our common shares will be determined at the sole discretion of the Board and FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness”.
Share Repurchase
On August 14, 2024, we announced that our Board approved a new share repurchase program, authorizing the Company to purchase up to an aggregate $200.0 million of the Company’s common shares, utilizing a variety of methods, including open market purchases, accelerated share repurchases and privately negotiated transactions. For a description of recent common share repurchases made pursuant to the program, see “Financial Condition, Liquidity and Capital Resources.”
California Wildfires
On February 19, 2025, the Company announced its preliminary estimate of catastrophe losses related to the January 2025 California wildfires. Based on an insured industry loss estimate of $40 billion to $50 billion, the Company expects its catastrophe loss estimates to be in the range of $160 million to $190 million, net of expected recoveries, reinstatement premiums and tax. The losses from these wildfires will be reflected in our first quarter 2025 earnings.
Euclid Mortgage
Commencing on January 1, 2025, Fidelis Insurance Group, alongside other reinsurers, will provide capacity for Euclid Mortgage, LLC (“Euclid Mortgage”) on a reinsurance basis. This supports our strategic objective to provide capacity to other carriers where we identify business that is accretive to our portfolio and to broaden and enhance our portfolio.
Herbie Re
On December 27, 2024, we sponsored and successfully closed a new reinsurance agreement and catastrophe bond involving the issuance of the Series 2024-2 Class A Principal-at-Risk Variable Rate Notes and the Series 2024-2 Class B Principal-at-Risk Variable Rate Notes (together, the “Series 2024-2 Notes”) by Herbie Re Ltd. (“Herbie Re”). This is the sixth series of notes issued by Herbie Re and will provide us with $375.0 million of collateralized reinsurance protection. The Series 2024-2 Notes issued will be exposed to insured industry losses resulting from Named Storm and Earthquake Covered Events occurring in the 50 states of the United States and the District of Columbia, Puerto Rico and the U.S. Virgin Islands, as reported by Property Claim Services, on an annual aggregate basis.
Performance Measures and Non-GAAP Financial Measures
In presenting our results, we have included certain non-GAAP financial measures that we believe are useful to consider, in addition to our U.S. GAAP results, for a more complete understanding of the financial performance and position of the Group. The key performance measures and non-GAAP financial measures that we believe are meaningful in analyzing our performance are summarized below and where applicable a reconciliation of non-GAAP financial measures to U.S. GAAP financials is set out. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP and our methodology for calculating these measures may be different from the way our industry peers calculate these measures.
•Loss Ratio: is calculated by dividing losses and loss adjustment expenses by net premiums earned (“NPE”). The losses will be affected by the occurrence and frequency of catastrophe events, the volume and severity of non-catastrophe losses and the extent of any outwards reinsurance that mitigates the effect of those losses.
•Attritional loss ratio and catastrophe and large loss ratio: the attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the losses and loss adjustment expenses, excluding catastrophe and large losses and prior year development, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE.
•Underwriting Ratio: is calculated by dividing losses and loss adjustment expenses and policy acquisition expenses (excluding TFP commissions) by NPE, or equivalently, by adding the loss ratio and policy acquisition expense ratio (excluding TFP commissions).
•Combined Ratio: is calculated by dividing losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses by NPE, or equivalently, by adding the loss ratio, policy acquisition expense ratio, The Fidelis Partnership commissions ratio and general and administrative expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.
The table below reconciles our attritional and catastrophe and large loss ratios to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net premiums earned	$2,258.1	$1,832.6	$1,500.5
Attritional losses	522.2	473.5	423.7
Catastrophe and large losses	509.0	288.2	428.6
Prior year (favorable)/ adverse development	124.6	(62.9)	(22.1)
Losses and loss adjustment expenses	1,155.8	698.8	830.2
Policy acquisition expenses (third party)	688.6	498.5	384.4
The Fidelis Partnership commissions(1)	311.1	225.3	—
General and administrative expenses	$94.3	$82.7	$165.5

Attritional loss ratio	23.2%	25.8%	28.2%
Catastrophe and large loss ratio	22.5%	15.7%	28.6%
Prior year loss reserve development impact on loss ratio	5.5%	(3.4%)	(1.5%)
Loss ratio	51.2%	38.1%	55.3%
Policy acquisition expenses ratio	30.5%	27.2%	25.6%
Underwriting ratio	81.7%	65.3%	80.9%
The Fidelis Partnership commissions ratio	13.8%	12.3%	—%
General and administrative expenses ratio	4.2%	4.5%	11.0%
Combined ratio	99.7%	82.1%	91.9%
__________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income and Comprehensive Income. For further details, see Item 18 Financial Statements, Note 14 (Related Party Transactions) to our audited consolidated financial statements.
Net Investment Return and Net Investment Return Percentage, Total Investment Return and Total Investment Return Percentage, and Net Investment Income Return Percentage
•Net investment return: includes net investment income and net realized and unrealized investment gains and losses.
•Total investment return: includes net investment return plus unrealized gains and losses on available-for-sale investments and reclassification of net realized losses recognized in net income.
•Net investment return percentage: is calculated as net investment return, divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Net investment income return percentage: is calculated as net investment income divided by total average investible assets (including cash and cash equivalents and restricted cash and cash equivalents).

The table below reconciles our net investment return, total investment return, net investment return percentage and total investment return percentage to net investment income for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net investment income	$190.5	$119.5	$40.7
Net realized and unrealized investment gains/(losses)	(28.6)	4.9	(33.7)
Net investment return	161.9	124.4	7.0
Unrealized gains/(losses) on available-for-sale investments	9.6	81.7	(99.0)
Reclassification of net realized losses recognized in net income	24.7	0.7	2.5
Total investment return	196.2	206.8	(89.5)
Opening
Total investments	3,341.4	2,425.0	2,782.6
Cash and cash equivalents and restricted cash and cash equivalents	964.1	1,407.9	476.0
Derivative assets, at fair value	—	6.3	1.0
Accrued investment income	27.2	10.9	12.1
Investment assets pending settlement	2.2	2.0	0.5
Derivative liabilities, at fair value	(1.1)	—	(0.8)
Net investible assets	4,333.8	3,852.1	3,271.4
Closing
Total investments	3,834.7	3,341.4	2,425.0
Cash and cash equivalents and restricted cash and cash equivalents	946.6	964.1	1,407.9
Derivative assets, at fair value	—	—	6.3
Accrued investment income	35.3	27.2	10.9
Investment assets pending settlement	0.5	2.2	2.0
Derivative liabilities, at fair value	(0.5)	(1.1)	—
Investment liabilities pending settlement	(21.1)	—	—
Net investible assets	4,795.5	4,333.8	3,852.1
Average investible assets	$4,564.7	$4,093.0	$3,561.8

Net investment income return percentage	4.2%	2.9%	1.1%
Net investment return percentage	3.5%	3.0%	0.2%
Total investment return percentage	4.3%	5.1%	(2.5%)
Operating net income, ROAE, Operating ROAE and Operating EPS
•Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to common shareholders excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
•Return on average common equity (“ROAE”): represents net income available to common shareholders divided by average common shareholders’ equity.
•Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
•Operating Earnings Per Share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income by the weighted average diluted common shares outstanding.

The table below sets out the calculation of the operating net income, adjusted average common shareholders’ equity, ROAE, Operating ROAE and Operating EPS, for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net income available to common shareholders	$113.3	$2,132.5	$52.6
Adjustment for net gain on distribution of The Fidelis Partnership	—	(1,639.1)	—
Adjustment for net realized and unrealized investment (gains)/losses	28.6	(4.9)	33.7
Adjustment for net foreign exchange (gains)/losses	(1.6)	4.1	(6.8)
Adjustment for corporate and other expenses	1.6	4.1	20.5
Income tax benefit (1)	(4.9)	(97.8)	(10.5)
Operating net income	$137.0	$398.9	$89.5

Average common shareholders' equity	$2,449.1	$2,213.3	$1,995.4
Opening common shareholders' equity	2,449.8	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	(178.4)	—
Adjusted opening common shareholders’ equity	2,449.8	1,798.4	2,013.9
Closing common shareholders' equity	2,448.4	2,449.8	1,976.8
Adjusted average common shareholders' equity	2,449.1	2,124.1	1,995.4

Weighted average Common Shares outstanding	115,218,380	114,313,971	194,290,180
Share-based compensation plans	408,801	10,712	5,033,674
Weighted average diluted Common Shares outstanding	115,627,181	114,324,683	199,323,854

ROAE	4.6%	96.3%	2.6%
Operating ROAE	5.6%	18.8%	4.5%

Earnings per diluted Common Share	$0.98	$18.65	$0.26
Operating EPS	$1.18	$3.49	$0.45
__________________
(1)     Income tax benefit on adjustments to net income available to common shareholders. The 2023 income tax benefit includes the establishment of a net deferred tax asset of $90.0 million related to the implementation of the Bermuda corporate income tax.
Results of Operations - 2024 to 2023
The following table sets forth the key items discussed in the consolidated results of operations section, and the period-over-period change, for the years ended December 31, 2024 and 2023.

	2024	2023	Change
Underwriting income	$8.3	$327.3	$(319.0)
Net investment income	190.5	119.5	71.0
Net realized and unrealized investment gains/(losses)	(28.6)	4.9	(33.5)
Other income	—	0.1	(0.1)
Net gain on distribution of The Fidelis Partnership	—	1,639.1	(1,639.1)
Corporate and other expenses	(1.6)	(4.1)	2.5
Net foreign exchange gains/(losses)	1.6	(4.1)	5.7
Financing costs	(33.8)	(35.5)	1.7
Income tax (expense)/benefit	(23.1)	85.3	(108.4)
Net income	$113.3	$2,132.5	$(2,019.2)
Underwriting Results
The decline in our underwriting income in 2024 compared to 2023 was primarily driven by significantly higher catastrophe and large losses of $509.0 million in 2024, compared to $288.2 million in 2023, as well as by adverse prior year development of $124.6 million in 2024 compared to favorable prior year development of $62.9 million in 2023. Our 2024 catastrophe and large losses primarily related to Hurricane Helene, Hurricane Milton, intellectual property losses, the Baltimore Bridge collapse, severe convective storms, together with other smaller losses in various lines of business. This compares to our 2023 catastrophe and large losses primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, severe convective storms in the U.S., two intellectual property losses and Cyclone Gabrielle in New Zealand. The adverse development for the year ended December 31, 2024 was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict. This increase relates in large part to an allowance made for ongoing settlement discussions in relation to the related litigation as well as an increase to reserves in order to reflect recent developments and new information received.
Underwriting Results by Segment
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment comprises a portfolio of Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation and Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks.
The Reinsurance segment is primarily a residential property catastrophe book, which includes Property and Retro & Whole Account reinsurance.
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	2024	2023	Change
Gross premiums written	$3,538.5	$2,960.4	$578.1
Reinsurance premium ceded	(1,488.1)	(1,079.9)	(408.2)
Net premiums written	2,050.4	1,880.5	169.9
Net premiums earned	1,902.4	1,577.0	325.4
Losses and loss adjustment expenses	(1,101.5)	(675.1)	(426.4)
Policy acquisition expenses (third party)	(604.6)	(429.1)	(175.5)
Underwriting income	$196.3	$472.8	$(276.5)

Loss ratio	57.9%	42.8%	15.1 pts
Policy acquisition expense ratio	31.8%	27.2%	4.6 pts
Underwriting ratio	89.7%	70.0%	19.7 pts
In 2024, our GPW increased from 2023, primarily driven by growth from new business and improved rates in our Property, Marine, Asset Backed Finance & Portfolio Credit and Other Insurance lines of business, partially offset by a decrease in our Aviation and Aerospace line of business where certain deals did not meet our underwriting criteria and rating hurdles.
In 2024, our NPE increased from 2023, driven by earnings from higher net premiums written in the current and prior year periods.
Our policy acquisition expense ratio increased in 2024 from 2023, due to higher variable commissions in certain lines of business and changes in the mix of business written and ceded.
The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	2024	2023	Change
Attritional losses	$476.7	$415.3	$61.4
Catastrophe and large losses	440.2	254.2	186.0
Adverse prior year development	184.6	5.6	179.0
Losses and loss adjustment expenses	$1,101.5	$675.1	$426.4

Loss ratio - attritional losses	25.1%	26.3%	(1.2) pts
Loss ratio - catastrophe and large losses	23.1%	16.1%	7.0 pts
Loss ratio - prior accident years	9.7%	0.4%	9.3 pts
Loss ratio	57.9%	42.8%	15.1 pts
In 2024, our loss ratio in the Insurance segment increased by 15.1 points from 2023.
In 2024, our attritional loss ratio improved by 1.2 points from 2023, due to a lower level of small losses in the current year period.
The catastrophe and large losses in 2024 related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, Hurricanes Milton and Helene, and severe convective storms in our Property and Marine lines of business, together with other smaller losses in various lines of business. This compared to 2023 catastrophe and large losses primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, losses from severe convective storms in the U.S., two intellectual property losses, and other loss events in various lines of business including Property, Energy, and Marine.
The adverse prior year development for the year ended December 31, 2024 was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business. The adverse prior year development for the year ended December 31, 2023 related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Aviation and Aerospace line of business, and updated legal expense provisions in the reserve for the Ukraine Conflict, partially offset by better than expected loss emergence in the Other Insurance line of business. See Item 18 Financial Statements, Note 10 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements and “—Recent Developments” above.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2024	2023	Change
Gross premiums written	$864.6	$618.6	$246.0
Reinsurance premium ceded	(520.4)	(362.5)	(157.9)
Net premiums written	344.2	256.1	88.1
Net premiums earned	355.7	255.6	100.1
Losses and loss adjustment expenses	(54.3)	(23.7)	(30.6)
Policy acquisition expenses (third party)	(84.0)	(69.4)	(14.6)
Underwriting income	$217.4	$162.5	$54.9

Loss ratio	15.3%	9.3%	6.0 pts
Policy acquisition expense ratio	23.6%	27.2%	(3.6) pts
Underwriting ratio	38.9%	36.5%	2.4 pts
In 2024, our GPW increased from 2023, which was driven by new business as well as rate increases.
In 2024, our NPE increased from 2023, which was driven by earnings from higher net premiums written in the current year period.
Our policy acquisition expense ratio decreased in 2024 from 2023, primarily due to change in business mix, retention levels and the impact of commissions on outwards reinsurance.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	2024	2023	Change
Attritional losses	$45.5	$58.2	$(12.7)
Catastrophe and large losses	68.8	34.0	34.8
Favorable prior year development	(60.0)	(68.5)	8.5
Losses and loss adjustment expenses	$54.3	$23.7	$30.6

Loss ratio - attritional losses	12.9%	22.8%	(9.9) pts
Loss ratio - catastrophe and large losses	19.3%	13.3%	6.0 pts
Loss ratio - prior accident years	(16.9)%	(26.8)%	9.9 pts
Loss ratio	15.3%	9.3%	6.0 pts
In 2024, our loss ratio in the Reinsurance segment increased by 6.0 points from 2023.
In 2024, our attritional loss ratio improved by 9.9 points from 2023, due to the current year being benign in terms of attritional losses.
The catastrophe and large losses in the Reinsurance segment for the year ended December 31, 2024 were primarily attributable to Hurricanes Helene and Milton and from storms in Alberta, Canada, compared to prior year losses related to the Hawaii wildfires, severe convective storms in the U.S., and Cyclone Gabrielle in New Zealand.
For the year ended December 31, 2024, favorable prior year development was driven by benign prior year attritional experience and positive development on catastrophe losses. For the year ended December 31, 2023, the favorable prior year development related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by benign claim experience on prior year accidents.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For further details, see Item 18 Financial Statements, Note 14 (Related Party Transactions) to our audited consolidated financial statements. For the year ended December 31, 2024, The Fidelis Partnership commissions were $311.1 million (2023: $225.3 million) and comprise ceding commissions of $311.1 million (2023: $166.2 million) and profit commissions of $nil (2023: $59.1 million). Due to the operating profit not achieving the required hurdle rate of return, as outlined in the Framework Agreement, there were no profit commissions for the year ended December 31, 2024.
General and Administrative Expenses
For the year ended December 31, 2024, general and administrative expenses were $94.3 million (2023: $82.7 million). The increase was driven primarily by increased costs to support the growth of the business and the transition to a publicly traded company in 2023.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the year ended December 31, 2024 our net investment income was $190.5 million compared with $119.5 million in the prior year.
The increase in our net investment income in the year ended December 31, 2024 was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the year ended December 31, 2024 we purchased $2.3 billion of fixed maturity securities at an average yield of 4.9%.
Net Realized and Unrealized Investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) include realized gains and losses on fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the year ended December 31, 2024, we had net realized and unrealized investment losses of $28.6 million compared with net realized and unrealized investment gains of $4.9 million in the prior year.
The net realized and unrealized investment losses for the year ended December 31, 2024, resulted primarily from realized losses on the sale of $1.2 billion of fixed maturity securities with an average yield of 2.6%, the proceeds of which were reinvested at higher yields.
The net realized and unrealized investment gains for the year ended December 31, 2023 resulted from realized and unrealized gains on other investments, partially offset by net realized losses on sales of fixed maturity securities.
Net Gain on Distribution of The Fidelis Partnership
The net gain on distribution of The Fidelis Partnership of $1,639.1 million in the year ended December 31, 2023 has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Item 18, Note 3 (Separation Transactions) to our audited consolidated financial statements.
Corporate and Other Expenses
Corporate and other expenses in 2024 include expenses related to the secondary offering and in 2023, reorganization expenses. For the year ended December 31, 2024, corporate and other expenses were $1.6 million (2023: $4.1 million).
Foreign Exchange Gains/(Losses)
For the year ended December 31, 2024, foreign exchange gains/(losses) were $1.6 million (2023: $(4.1) million). At December 31, 2024, we held net foreign exchange contracts with a notional amount of $31.0 million (December 31, 2023: $9.7 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income and Comprehensive Income.
Financing Costs
Financing costs were $33.8 million in the year ended December 31, 2024 (2023: $35.5 million). Our financing costs decreased in 2024 due to a reduction in the costs associated with our letter of credit facilities discussed in Item 18 Financial Statements, Note 13a (Commitments and Contingencies — Letter of Credit Facilities) to our audited consolidated financial statements. Other financing costs, including the interest expense of our long-term debt and the dividends paid to the holders of the Series A Preference Securities, were similar in both periods.
Results of Operations - 2023 to 2022
The following table sets forth the key items discussed in the consolidated results of operations section, and the period-over-period change, for the years ended December 31, 2023 and 2022.

	2023	2022	Change
Underwriting income	$327.3	$120.4	$206.9
Net investment income	119.5	40.7	78.8
Net realized and unrealized investment gains/(losses)	4.9	(33.7)	38.6
Other income	0.1	1.9	(1.8)
Net gain on distribution of The Fidelis Partnership	1,639.1	—	1,639.1
Corporate and other expenses	(4.1)	(20.5)	16.4
Net foreign exchange gains/(losses)	(4.1)	6.8	(10.9)
Financing costs	(35.5)	(35.5)	—
Income tax (expense)/benefit	85.3	(17.8)	103.1
Net income	$2,132.5	$62.3	$2,070.2
Underwriting Results
The improvement in our underwriting results in 2023 compared to 2022 was driven by premium growth in our Insurance segment together with significantly lower catastrophe and large losses. Catastrophe and large losses were $288.2 million, or 15.7 points on the combined ratio, in 2023, compared to $428.6 million, or 28.6 points on the combined ratio, in 2022. Our 2023 catastrophe and large losses primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, severe convective storms in the U.S., two intellectual property losses and Cyclone Gabrielle in New Zealand compared to our 2022 catastrophe and large losses related to the Ukraine Conflict, Hurricane Ian, Australia floods and European storms.
Underwriting Results by Segment
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	2023	2022	Change
Gross premiums written	$2,960.4	$2,413.0	$547.4
Reinsurance premium ceded	(1,079.9)	(787.6)	(292.3)
Net premiums written	1,880.5	1,625.4	255.1
Net premiums earned	1,577.0	1,230.6	346.4
Losses and loss adjustment expenses	(675.1)	(627.8)	(47.3)
Policy acquisition expenses	(429.1)	(324.0)	(105.1)
Underwriting income	$472.8	$278.8	$194.0

Loss ratio	42.8%	51.0%	(8.2) pts
Policy acquisition expense ratio	27.2%	26.3%	0.9 pts
Underwriting ratio	70.0%	77.3%	(7.3) pts
In 2023, our underwriting ratio in the Insurance segment improved by 7.3 points from 2022, which was primarily driven by a decrease in our loss ratio together with rate increases and improved pricing and terms and conditions.
In 2023, net premiums earned increased from 2022 primarily driven by an increase in net premiums written as a result of new business, strong renewals, and rate increases in the Property, Marine and Aviation and Aerospace lines of business.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	2023	2022	Change
Attritional losses	$415.3	$344.6	$70.7
Catastrophe and large losses	254.2	322.8	(68.6)
(Favorable)/adverse prior year development	5.6	(39.6)	45.2
Losses and loss adjustment expenses	$675.1	$627.8	$47.3

Loss ratio - attritional losses	26.3%	28.0%	(1.7) pts
Loss ratio - catastrophe and large losses	16.1%	26.2%	(10.1) pts
Loss ratio - prior accident years	0.4%	(3.2)%	3.6 pts
Loss ratio	42.8%	51.0%	(8.2) pts
In 2023, our loss ratio in the Insurance segment improved by 8.2 points from 2022, which was primarily driven by a decrease in catastrophe and large losses together with improvement in our attritional loss ratio, partially offset by adverse prior year development in 2023.
The catastrophe and large losses in 2023 primarily related to the Sudan Conflict, losses in connection with the Viasat-3 satellite deployment failure, losses from severe convective storms in the U.S., two intellectual property losses, and other loss events in various lines of business including Property, Energy, and Marine. This compared to 2022 catastrophe and large losses related to the Ukraine Conflict in our Aviation and Aerospace line of business, and Hurricane Ian in our Property line of business.
The adverse prior year development for the year ended December 31, 2023 related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Aviation and Aerospace line of business, and updated legal expense provisions in the reserve for the Ukraine Conflict, partially offset by better than expected loss emergence in the Other Insurance line of business. The favorable prior year development for the year ended December 31, 2022 resulted from better than expected loss experience.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2023	2022	Change
Gross premiums written	$618.6	$605.1	$13.5
Reinsurance premium ceded	(362.5)	(372.1)	9.6
Net premiums written	256.1	233.0	23.1
Net premiums earned	255.6	269.9	(14.3)
Losses and loss adjustment expenses	(23.7)	(202.4)	178.7
Policy acquisition expenses	(69.4)	(60.4)	(9.0)
Underwriting income	$162.5	$7.1	$155.4

Loss ratio	9.3%	75.0%	(65.7) pts
Policy acquisition expense ratio	27.2%	22.4%	4.8 pts
Underwriting ratio	36.5%	97.4%	(60.9) pts
In 2023, our underwriting ratio in the Reinsurance segment improved by 60.9 points from 2022 primarily driven by favorable prior year development and a reduction in catastrophe and large losses.
In 2023, net premiums earned decreased as 2022 benefited from the earnings of higher net premiums written in 2021.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	2023	2022	Change
Attritional losses	$58.2	$79.1	$(20.9)
Catastrophe and large losses	34.0	105.8	(71.8)
(Favorable)/adverse prior year development	(68.5)	17.5	(86.0)
Losses and loss adjustment expenses	$23.7	$202.4	$(178.7)

Loss ratio - attritional losses	22.8%	29.3%	(6.5) pts
Loss ratio - catastrophe and large losses	13.3%	39.2%	(25.9) pts
Loss ratio - prior accident years	(26.8)%	6.5%	(33.3) pts
Loss ratio	9.3%	75.0%	(65.7) pts
In 2023, our loss ratio in the Reinsurance segment improved by 65.7 points from 2022 driven by favorable prior year development, lower catastrophe and large losses and lower attritional losses.
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
General and Administrative Expenses
For the year ended December 31, 2023, general and administrative expenses were $82.7 million (2022: $165.5 million). The decrease was primarily related to the reduced headcount and related costs following the consummation of the Separation Transactions.
Net Investment Income
Net investment income includes investment income net of investment management fees. For the year ended December 31, 2023, our net investment income was $119.5 million compared with $40.7 million in 2022.
The increase in our net investment income in the year ended December 31, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio means that we are reinvesting at higher rates. During the year ended December 31, 2023 we invested $2.1 billion in fixed maturity available-for-sale securities with an average investment yield of 5.1%.
Net Realized and Unrealized investment Gains/(Losses)
Net realized and unrealized investment gains/(losses) includes realized gains and losses on fixed maturity securities, available-for-sale, and realized and unrealized gains and losses on other investments and derivatives. For the year ended December 31, 2023, we had net realized and unrealized investment gains of $4.9 million compared with net realized and unrealized investment losses of $33.7 million for the year ended December 31, 2022.
The net realized and unrealized investment gains for the year ended December 31, 2023 resulted from realized and unrealized gains on other investments, partially offset by net realized losses on sales of fixed maturity securities.
The net realized and unrealized investment losses in the year ended December 31, 2022 resulted primarily from a fall in value of our other investments caused by increases in interest rates, together with realized and unrealized losses on derivative instruments.
Net Gain on Distribution of The Fidelis Partnership
The net gain on distribution of The Fidelis Partnership of $1,639.1 million has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Item 18, Note 3 (Separation Transactions) to our audited consolidated financial statements.

Corporate and Other Expenses
Corporate and other expenses include reorganization expenses and warrant expenses. For the year ended December 31, 2023, corporate and other expenses were $4.1 million (2022: $20.5 million).
Foreign Exchange Gains/(Losses)
At December 31, 2023, we held net foreign exchange contracts with a notional amount of $9.7 million (December 31, 2022: $44.0 million). These contracts are used to manage foreign currency risks in our underwriting and non-investment operations. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
Financing costs were $35.5 million in the year ended December 31, 2023 (2022: $35.5 million). Our financing costs were similar in both periods as there was no change in our debt levels during the periods. The dividend paid to the holders of the Series A Preference Securities is also included in financing costs, along with the costs associated with our letter of credit facilities as discussed in Note 13a (Commitments and Contingencies — Letter of credit facilities) to our audited consolidated financial statements.
B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of FIHL and of each of our operating insurance subsidiaries. As a Bermuda holding company, FIHL relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of common shares, and dividends to the holders of our common shares and preference securities.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at December 31, 2024.
During the year ended December 31, 2024, FIHL received dividends from subsidiaries of $150.0 million.
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
The operating insurance subsidiaries held $685.0 million of unrestricted cash and unrestricted short-term investments at December 31, 2024 (December 31, 2023: $598.6 million). Management monitors the value, currency and duration of cash and investments held by the operating insurance subsidiaries to ensure they are able to meet their (re)insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity at December 31, 2024 and for the foreseeable future.
For all material currencies in which our reinsurance and insurance business is written, we seek to ensure that sufficient cash and short-term investments are held in such currencies to enable us to meet potential claims without having to liquidate long-term investments and adversely affect our investment return. This follows the matching principle that matches our assets and liabilities in currency to mitigate foreign currency risk whenever possible.
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

The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Regulatory and client trusts and deposits:
Inter-group transactions	$977.9	$1,034.1
Third party:
Trust accounts	318.9	391.6
Funds at Lloyds(1)	19.4	—
Collateral for letters of credit	216.1	173.0
Total restricted assets	$1,532.3	$1,598.7
Total as percentage of investible assets	32.0%	36.9%
__________________
(1)    Funds at Lloyd's (“FAL”) represent the capital that we are required to provide as security to support our participation.
Capital Resources
We maintain our capital at an appropriate level as determined by our Group Board-approved internal risk appetite and the financial strength required by our clients, regulators and rating agencies. We monitor and review the capital and liquidity positions of FIHL and its operating insurance subsidiaries on an ongoing basis.
The principal capital transactions related to our common shares undertaken during the year ended December 31, 2024 were:
•Repurchase of common shares: Repurchases of 6,570,003 common shares for an aggregate of $105.4 million, excluding expenses, pursuant to the Group’s December 21, 2023 share repurchase authorization for $50.0 million and August 14, 2024 authorization for $200.0 million (see Note 17 (Share Capital Authorized and Issued) of our audited consolidated financial statements). The unutilized amount of the August 14, 2024 share repurchase authorization at December 31, 2024, was $144.6 million.
•Dividend payments to the common shareholders: During the year ended December 31, 2024, we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $46.2 million (2023: $nil).
•Secondary offering: On May 28, 2024, FIHL completed an underwritten secondary public offering of an aggregate of 9,000,000 common shares by certain of our shareholders at a price to the public of $16.00 per share, less any underwriting discounts and commissions. The underwriters exercised in full their option to purchase an additional 1,350,000 common shares on the same terms.
Preference securities: At December 31, 2024, FIHL had 5,835 Series A Preference Securities outstanding that are classified in our balance sheet as debt. During the year ended December 31, 2024, we paid quarterly cash dividends to our preference security holders totaling $5.3 million (2023: $5.2 million, 2022: $5.3 million).
Long-term debt: At December 31, 2024, FIHL had $448.9 million in debt outstanding. For the year ended December 31, 2024, FIHL incurred interest expense of $24.4 million on outstanding debt. Such debt includes the Senior Notes and the Subordinated Notes. Other than the Series A Preference Securities, the Senior Notes and the Subordinated Notes, FIHL has no material debt outstanding.
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
Ratings: Our financial strength ratings as determined by AM Best, Standard & Poor’s and Moody’s provide an independent assessment of our financial strength and ability to meet policyholder obligations. There have been no material changes to our financial strength ratings during the year ended December 31, 2024. See Item 4.B. Business Overview “Financial Strength Ratings” for further discussion of ratings assigned to the Group’s insurance operating subsidiaries.
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

Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	2024	2023	2022
Net cash provided by operating activities	$618.2	$495.2	$741.4
Net cash provided by/(used in) investing activities	(475.8)	(834.9)	215.9
Net cash used in financing activities	(153.9)	(106.9)	(16.2)
Effect of exchange rate changes on foreign currency cash	(6.0)	2.8	(9.2)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	$(17.5)	$(443.8)	$931.9
Cash flows from operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss adjustment expenses, the payment of premiums to reinsurers and operating expenses. The positive operating cash flows for the years ended December 31, 2024, 2023 and 2022 primarily related to premium receipts exceeding payments for claims, commissions and outward reinsurance premiums.
Cash used in investing activities for the year ended December 31, 2024 reflected the use of cash to purchase fixed maturity securities at higher yields and purchase other investments, funded by the proceeds from the maturities and sales of lower yielding fixed maturity securities as well as cash flows provided by operating activities. Cash used in investing activities for the year ended December 31, 2023 reflected the use of cash to purchase available-for-sale securities at attractive investment yields, partially offset by the proceeds from the sales and maturities of available-for-sale securities. Cash provided by investing activities for the year ended December 31, 2022 reflected the proceeds from the sales and maturities of available-for-sale securities, partially offset by purchases of available-for-sale securities.
Cash used in financing activities in the year ended December 31, 2024 primarily consisted of cash outflows of $105.5 million from common share repurchases, including expenses, and $46.2 million from dividends paid to common shareholders. Cash used in financing activities in the year ended December 31, 2023 primarily consisted of a cash outflow of $105.5 million from disposal of The Fidelis Partnership, $50.6 million of employer tax on restricted share units and $34.1 million of cumulative dividends on warrants, partially offset by net proceeds from the IPO of $89.4 million. Cash used in financing activities in the year ended December 31, 2022 consisted of the purchase of non-controlling interests.
Letter of Credit Facilities
We routinely enter into agreements with financial institutions to obtain secured and unsecured letter of credit facilities. These facilities are primarily used for the issuance of letters of credit to certain reinsurance entities which require us to post collateral. This is in order for these reinsurance counterparties to be able to take credit under local insurance regulations for the reinsurance protection obtained from companies located in jurisdictions which are not licensed or otherwise admitted as an insurer.
The following table summarizes the outstanding letters of credit at December 31, 2024:

	December 31, 2024
Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$125.0	$78.0	$68.5
Citibank N.A. London Branch	70.0	42.9	46.9
Barclays Bank	140.0	83.2	54.5
Bank of Montreal	140.0	71.9	46.2
Total	$475.0	$276.0	$216.1
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
In the year ended December 31, 2024 and the January 2025 renewal period, there was ample opportunity to write business at attractive margins, following a sustained period of hard market conditions which endured throughout the majority of the year. As a result of compound rate increases over a number of years prices in the reinsurance and insurance markets are at all time highs across multiple lines of business. While discipline from the market was inconsistent across the year-end and January renewals those with lead positions and significant capacity were able to differentiate themselves in the verticalization of placements to secure favorable terms. Margin on business remains attractive providing ample opportunity for profitable underwriting, and structural enhancements including improvements to terms, conditions and attachments points were largely upheld. We believe that attractive underwriting conditions will persist throughout 2025, due to (among other factors) climate change, other market events including the recent wildfire losses, economic and social inflation, geopolitical uncertainties and inadequate casualty reserving (which casualty reserving does not affect Fidelis, as historically Fidelis has not written any traditional casualty classes).
Over the course of the past decade, Fidelis has established itself as a market leader, creating a strong highly diversified and innovative portfolio focused on Insurance and Reinsurance. We believe that we are well placed to take advantage of the current market environment, given our strategic focus on: profitable underwriting, while maintaining flexibility to manage through the cycle; efficient operations, by sustaining strong alignment with strategic partners, such as The Fidelis Partnership, and delivering a diversified portfolio across our targeted classes of business; actively managing capital through the cycle; and maintaining a relatively conservative investment portfolio earning attractive market yields.
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
E. Critical Accounting Estimates
The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to written and earned premiums, reserves for losses and loss adjustment expenses, reinsurance balances recoverable on reserves for losses and loss adjustment expenses, fair value measurements of fixed maturity available-for-sale investments, and income tax expense. We base our estimates on historical experience, where possible, and on various other assumptions that we believe to be reasonable under the circumstances, which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be material. We believe that the significant accounting policies set forth in Item 18 Financial Statements, Note 2 (Significant Accounting Policies) to our audited consolidated financial statements describe significant estimates used in the preparation of our audited consolidated financial statements as set out in more detail below.
Written and earned premiums
Insurance premiums can be written on a fixed premium basis or proportional basis. Some of our fixed premium policies are written through The Fidelis Partnership owned or sub-delegated managing general agents (“MGAs”) who are third parties granted authority to bind risks on our behalf in accordance with underwriting guidelines. For these contracts, premiums are recorded based on monthly statements received from MGAs or best estimates based on historical experience. Through The Fidelis Partnership, we also write insurance business on a line slip or proportional basis, where we assume an agreed portion of the premiums and losses of a particular risk or group of risks along with unrelated insurers. Premiums for these policies are estimated at inception based on estimates provided by clients through brokers. We review such estimates on a quarterly basis and any adjustments are recognized in the period in which they are determined.
Reinsurance contracts provide cover to cedants on an excess of loss or proportional basis. Excess of loss contracts typically include minimum or deposit premiums. For such contracts, minimum or deposit premiums are generally considered to be the best estimate of premiums at the inception of the contract. The minimum or deposit premium is usually adjusted at the end of the contract period to reflect changes in the underlying risks during the contract period. Any adjustments to minimum or deposit premiums are recognized in the period in which they are determined. For proportional reinsurance contracts, premiums are recognized at the inception of the policy based on estimates received from the cedant or broker. These estimates take into account our experience with the ceding companies, familiarity with each market and line of business, and management’s judgment on the volume of business ceded to us. Such premium estimates are reviewed on a quarterly basis and updated when estimates are changed or actual amounts are determined.
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
Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period. We only defer acquisition costs incurred that are directly attributable to the successful acquisition of new or renewal insurance contracts, including commissions to The Fidelis Partnership, agents and brokers, and premium taxes. All other acquisition-related expenses, including indirect costs, are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.
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
Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity, and frequency of large losses and catastrophes, which may vary significantly as claims are settled. We estimate ultimate losses using various actuarial methods as well as our own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined. For further discussion of the actuarial methodologies utilized to perform our losses and loss adjustment expenses reserving analysis, see Item 18 Financial Statements, Note 10 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements.
Reserves for losses and loss adjustment expenses represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. The estimation of losses and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses which are ultimately required to be paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by period are based predominantly on industry data overlaid with management experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different.
The breakdown of our reserves for losses and loss adjustment expenses between outstanding claims and IBNR for the relevant period end was as follows:

	December 31, 2024	December 31, 2023
Gross outstanding	$1,109.3	$1,016.3
Gross IBNR	2,025.0	1,432.6
Gross Reserves	$3,134.3	$2,448.9
% IBNR	65%	58%
Potential Variability in Loss Reserves: The table below summarizes the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our loss reserves, net of reinsurance balances recoverable on unpaid losses and loss adjustment expenses for our segments at December 31, 2024. The scenarios in this table summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2024, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2024, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our IBNR reserves, on a net basis and across all accident years.
Each of the impacts summarized in the table below is estimated individually and without consideration for any correlation among key assumptions or among lines of business. Therefore, it would be inappropriate to take each of the amounts and add them together to estimate total volatility. While we believe the variations in the expected loss ratios and loss development patterns presented could be reasonably expected, our own historical data regarding variability is generally limited and actual variations may be greater or less than these amounts. It is also important to note that the variations are not meant to be a “best-case” or “worst-case” series of scenarios and, therefore, it is possible that future variations in our loss reserves may be more or less than the amounts set forth below. While we believe that these are reasonably likely scenarios, we do not believe this sensitivity analysis should be considered an actual reserve range.

	December 31, 2024
Development Pattern
Increase/(decrease) in loss reserves, net	5% Lower	Unchanged	5% Higher
Insurance
6 Months Shorter	$(224.8)	$(197.0)	$(169.1)
Unchanged	(44.9)	—	44.9
6 Months Longer	145.9	208.4	270.9
Reinsurance
6 Months Shorter	(22.5)	(21.6)	(20.7)
Unchanged	(3.3)	—	3.9
6 Months Longer	22.0	27.9	33.7
Total
6 Months Shorter	(247.3)	(218.6)	(189.8)
Unchanged	(48.2)	—	48.8
6 Months Longer	$167.9	$236.3	$304.6
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses
We seek to reduce the risk of net losses on business written and manage our capital by ceding certain risks and exposures to other reinsurers. We also purchase reinsurance protection to limit losses from catastrophic events and to reduce loss aggregation risk. Outwards reinsurance contracts do not relieve us of our primary obligation to insureds. Consequently, we are exposed to credit risk associated with reinsurance recoverable on reserves for losses and loss adjustment expenses.
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
•The second estimate is the amount of reinsurance recoverable that we believe will not be collected from reinsurers. The substantial majority of our reinsurance balances recoverable on paid losses and reserves for losses and loss adjustment expenses are from reinsurers that are rated “A-” or higher by AM Best or S&P, other than three reinsurers that are rated “B++”. Where an insurer does not have a credit rating, the Group generally receives collateral, including letters of credit and trust accounts. At December 31, 2024, the allowance for expected credit losses was $1.0 million (December 31, 2023: $1.3 million).
Fair value measurements of fixed maturity investments, available-for-sale
Our fixed maturity securities portfolio compromises U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities. Investments in fixed maturity securities are reported at estimated fair value in our audited consolidated financial statements. The methods used to determine fair value of our fixed maturity securities are described in Item 18 Financial Statements, Note 6 (Fair Value Measurements) to our audited consolidated financial statements.
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
At December 31, 2024, we classified $nil (December 31, 2023: $nil) of our fixed maturity securities at fair value on a recurring basis using level 3 inputs.
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
At December 31, 2024, we recorded a net deferred tax asset of $118.9 million and valuation allowance of $2.2 million (December 31, 2023: $129.0 million and $2.2 million, respectively), as discussed in Item 18 Financial Statements, Note 19 (Income Taxes) of our audited consolidated financial statements. The most significant component of the net deferred tax asset at December 31, 2024 was related to the enactment of corporate income tax in Bermuda. The Bermuda Corporate Income Tax Act 2023 (“Bermuda CIT Act”) allows companies to elect to calculate an Economic Transition Adjustment (“ETA”) based on the fair value of the assets and liabilities of FIBL at September 30, 2023. Under the Bermuda CIT Act, fair value is as defined under U.S. GAAP. The ETA deferred tax asset is expected to be utilized over a fifteen-year period, with 99% of the deferred tax asset utilized by December 31, 2034.
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
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The 2023 tax year is open to examination in the U.K. FIID is tax resident in the Republic of Ireland. The 2020 to 2023 tax years are open to examination in Ireland. As of the date of this report, we do not expect the resolution of these open years to have a significant impact on our results of operations or financial condition.
At December 31, 2024, the Group had unrecognized tax benefits of $75.0 million.
Item 6. Directors, Senior Management and Employees
A.Directors and senior management
The following are the directors and senior managers of the Group as of the date of this report.

Name	Position	Date Appointed to Role
Helena Morrissey	Chair and Non-Executive Director	January 3, 2023
Daniel Burrows	Group Chief Executive Officer and Executive Director	January 3, 2023
Allan Decleir	Group Chief Financial Officer and Executive Director	January 3, 2023
Matthew Adams	Non-Executive Director	October 25, 2023
Daniel Brand	Non-Executive Director	July 26, 2021
Charles Collis	Non-Executive Director	May 15, 2023
Christine Dandridge	Non-Executive Director	October 25, 2023
Cathy Iberg	Non-Executive Director	November 2, 2016
Daniel Kilpatrick	Non-Executive Director	November 15, 2022
Dana LaForge	Non-Executive Director	March 19, 2021
Hinal Patel	Non-Executive Director	January 3, 2023
Warrick Beaver	Group Chief People Officer	March 1, 2023
Ian Houston	Group Chief Underwriting Officer	January 16, 2023
Jason Kittinger	Group Chief Operating Officer	September 11, 2024
Michael Pearson	Group Chief Risk Officer	January 3, 2023
Jonathan Strickle	Group Chief Actuarial Officer	January 3, 2023
Janice Weidenborner	Group Chief Legal Officer	January 23, 2023
Biographical Information
Biographical information on our directors and senior managers is set forth below.
Directors
Baroness Helena Morrissey DBE. Baroness Morrissey has held the position of chair of the Board since January 3, 2023. She has over three decades of experience in the financial services sector and has served in several leadership roles throughout her career. In addition to acting as chair of the Board of FIHL, Baroness Morrissey currently holds the position of director on the boards of a number of other organizations. Since February 2023, Baroness Morrissey has acted as chair of the Board of Altum Group. She also serves as an advisory board member of All Perspectives Ltd, Edelman Communications, Anthemis and UK Fintech Growth Fund and is chair of the Nominations and Governance Committee of McKinsey Investment Office. Prior to her current positions, Baroness Morrissey was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Between January 2020 and May 2021, Baroness Morrissey was a non-executive director of St James’ Place. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. From 2001 to 2016, she was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Other prior experience includes: chair of the Investment Association from July 2013 to May 2017; founder of the 30% Club campaign; non-executive director of Green Park Limited from August 2020 to March 2023; and non-executive director of the board of AJ Bell plc from July 2021 to April 2023, acting as chair of the board from January 2022 to April 2023. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation and a fellow and Chair of the Endowment Committee of Eton College. Baroness Morrissey has served as a director of Helena Morrissey Ltd since February 2017. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector.
Daniel Burrows. Mr. Burrows has been a director of FIHL since April 2022 and has held the position of Group Chief Executive Officer of Fidelis Insurance Group since January 3, 2023. He is also Chief Underwriting Officer of FIBL and an executive director of FIBL. Mr. Burrows joined Fidelis Insurance Group in 2015. Prior to joining Fidelis Insurance Group, Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.
Allan Decleir. Mr. Decleir has held the position of Group Chief Financial Officer of Fidelis Insurance Group and director of FIHL since January 3, 2023. Mr. Decleir is also Chief Executive Officer of FIBL and an executive director of FIBL. Prior to assuming these executive positions, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has nearly three decades of experience in the (re)insurance industry. From June 2015 to December 2022, Mr. Decleir was an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings, Ltd. (“Platinum”) from June 2010 until March 2015, overseeing SEC, financial and regulatory reporting. He first joined Platinum’s Class 4 reinsurance subsidiary, Platinum Underwriters Bermuda, Ltd. (“Platinum Bermuda”), in 2003, and, from 2005 until his promotion to Platinum’s Group CFO, served as Senior Vice President and Chief Financial Officer. Prior to joining Platinum Bermuda, Mr. Decleir was the Chief Financial Officer of Stockton Reinsurance Limited from June 1996 to May 2003. He began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir was granted a National Association of Corporate Directors governance fellowship in 2017 and achieved the “Directorship Certified” designation in 2022, and earned the Associate in Reinsurance designation from the Insurance Institute of America in 2000. Mr. Decleir holds a Bachelor of Business Administration from Wilfrid Laurier University and is a Chartered Professional Accountant (Chartered Accountant). We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries.
Matthew Adams. Mr. Adams has held the position of non-executive director of FIHL since October 25, 2023. Prior to July 2023, Mr. Adams spent over three decades with PricewaterhouseCoopers (“PwC”) serving as a lead account partner, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Mr. Adams’ career with PwC exposed him to the many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of a large, quickly growing business within PwC. Mr. Adams is also a non-executive director for Globe Life Inc. and Mutual of America Financial Group. Mr. Adams earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania and is a certified public accountant in New York. Mr. Adams serves as chair of the Board’s Audit Committee. We believe Mr. Adams is qualified to serve as a member of our Board based on his experience, qualifications, attributes, and skills, including his extensive financial accounting, audit and corporate governance background in the insurance sector.
Daniel Brand. Mr. Brand is the CVC non-executive director nominee of FIHL and has held this position since 26 July, 2021. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co-leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of CFGI, Medrisk, Republic, Teneo and Worldwide Express. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in

Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
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
Christine Dandridge. Ms. Dandridge has held the position of non-executive director of FIHL since October 25, 2023. Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Ms. Dandridge began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. Ms. Dandridge was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part of numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently acts as non-executive director on the boards of Equitas Limited, Hive Underwriting Limited, Managing Agency Partners Limited and Track My Risks Ltd. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute. Ms. Dandridge serves on the Board’s Risk Committee. We believe Ms. Dandridge is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her extensive underwriting background and executive leadership and directorial experience in the insurance sector.
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
Daniel Kilpatrick. Mr. Kilpatrick is the Crestview director nominee to the FIHL Board and has held this position since November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Modern Wealth Management, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel, Protect My Car and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Dana LaForge. Mr. LaForge is the Pine Brook director nominee to the FIHL Board and has held this position since March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on the boards of directors of Amedeo Holding Company Limited, Vida Group Holdings Limited, and Clear Blue Financial Holdings. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin-out from Deutsche Bank created to manage a private equity portfolio. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank and its predecessor companies, Bankers Trust and BT Alex. Brown, also serving as the head of the North American financial institutions group in investment banking. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Hinal Patel. Mr. Patel is The Fidelis Partnership director nominee to the FIHL Board. Mr. Patel acted as Group Chief Actuary of Fidelis Insurance Group from September 2015 to July 2017 and as Group Chief Financial Officer of Fidelis Insurance Group from July 2017 until January 3, 2023, following which Mr. Patel left Fidelis Insurance Group to become the Chief Financial Officer of The

Fidelis Partnership. Mr. Patel has held the position of non-executive director of FIHL since January 3, 2023. During his time as Group Chief Financial Officer of Fidelis Insurance Group, Mr. Patel was responsible for the finance, investment, actuarial and corporate finance functions. Prior to joining Fidelis Insurance Group, Mr. Patel spent 12 years at Catlin, where he served in a variety of positions, including Bermuda Chief Actuary overseeing actuarial, catastrophe modelling and capital functions for the Bermuda entity. Prior to joining Catlin, Mr. Patel worked at a number of actuarial consultancies and has over 20 years of experience. Mr. Patel graduated from the London School of Economics. We believe Mr. Patel is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the insurance industry.
Senior Management
Warrick Beaver. Mr. Beaver became Chief People Officer of Fidelis Insurance Group in March 2023. Prior to that, Mr. Beaver worked as Head of HR at Fidelis Insurance Group, which he joined in August 2022 and, following the completion of the Separation Transactions, TFP. From March 2019 until July 2022, Mr. Beaver was an independent consultant for Stonehouse HCC Ltd, providing management consulting services to private equity backed specialty (re)insurance brokers. Prior to that, Mr. Beaver worked for Thomson Reuters Corporation from November 2010 to December 2018, where he held a number of global Head of HR positions, as well as Managing Director of the Global Financial Crime and Reputational Risk Proposition and Modern-Day Slavery Initiative from November 2014. Mr. Beaver began his career in 1995, taking on various HR leadership positions in South Africa, the United States and the United Kingdom. Mr. Beaver graduated with a Bachelor of Arts (Psychology) from University of the Witwatersrand in 1994 and in 2001 became a Chartered Member of the Institute of Personnel and Development.
Ian Houston. Mr. Houston joined Fidelis Insurance Group as Group Chief Underwriting Officer on January 16, 2023. Mr. Houston has over two decades of experience in the insurance industry. Prior to joining Fidelis Insurance Group, from January 2018 until January 2023, Mr. Houston was general manager of Partner Re Europe. From August 2010 until April 2016, he was Deputy Head of Specialty Lines and Chief Underwriting Officer at PartnerRe. In this role, he was responsible for the strategy, risk appetite framework, portfolio shaping, and transaction referrals for the specialty lines portfolio. Mr. Houston began his career at various insurance carriers in the late 1980s in London. He is an associate of Chartered Insurance Institute and has attended various training courses such as the ZFS EXED Training course at IBM in Lausanne and Converium's Executive Management course in Vitznau and Washington D.C. and Henley Business School. Mr. Houston holds a BA. Hons degree in Business Studies from South Bank University.
Jason Kittinger. Mr. Kittinger joined as Group Chief Operating Officer of Fidelis Insurance Group in September 2024. Mr. Kittinger brings over 20 years of experience in the insurance industry. Since July 2021, Mr. Kittinger served as both Chief Financial Officer and Chief Operations Officer for Arch Insurance International, responsible for the areas of Finance, Operations, Strategic Transformation, Process Improvement and Facilities. Prior to this, Mr. Kittinger held a number of key positions at Arch International, including the roles of Chief Financial Officer, a position held from May 2014 until September 2024. A certified public accountant in Alabama, Mr. Kittinger began his career at Arthur Andersen. He has a Bachelor’s Degree in Business Administration from Samford University.
Michael Pearson. Mr. Pearson became Group Chief Risk Officer of Fidelis Insurance Group on January 3, 2023. Prior to this, Mr. Pearson was a consultant to FUL from May 2022, a senior independent non-executive director of FUL from October 2015 to December 2020 and chairman of the FUL board from January 2021 until January 2023. He has over 35 years of experience in the insurance industry and was the Chief Risk Officer at Lancashire from March 2010 until February 2013. Mr. Pearson has held roles as Head of Internal Audit in both the Lloyd’s and company markets and Chief Risk Officer roles in the U.K. and Bermuda. He is a Chartered Accountant and a fellow of the Chartered Insurance Institute.
Jonathan Strickle. Mr. Strickle has held the position of Group Chief Actuarial Officer of Fidelis Insurance Group since January 3, 2023, prior to which he was Group Actuary of Fidelis Insurance Group from October 2021. Mr. Strickle also held the roles of U.K. Chief Actuary and Group Head of Reserving over the course of his career at Fidelis Insurance Group, which he joined in March 2020. He joined Fidelis Insurance Group after having spent three years as Head of Reserving for China Re’s Lloyd’s syndicate, from January 2017. Between September 2009 and January 2017, Mr. Strickle worked as a consultant at EY on a number of actuarial projects. Mr. Strickle is a Fellow of the Institute and Faculty of Actuaries, and holds both a Bachelor’s and a Master’s degree from the University of Warwick.
Janice Weidenborner. Ms. Weidenborner joined Fidelis Insurance Group as Group Chief Legal Officer on January 23, 2023. Previously, Ms. Weidenborner was Chief Operating Officer and General Counsel at Weston Insurance Management LLC from December 2021 to December 2022. Ms. Weidenborner was Executive Vice President, Group General Counsel and Secretary at Third Point Reinsurance Ltd. between January 2016 and March 2021, adding the role of Head of Human Resources in 2019. Ms. Weidenborner continued on as Executive Vice President overseeing Human Resources at SiriusPoint from March 2021 to July 2021 during a planned integration period following its merger with Third Point Re. From January 2013 to December 2015, Ms. Weidenborner served as General Counsel of Ariel Reinsurance Ltd. Prior to Ariel Re, Ms. Weidenborner served in a number of senior legal roles at the ACE Group of Companies (now Chubb), including Senior Vice President and General Counsel, ACE Financial Solutions International Ltd., Senior Vice President and Associate General Counsel, ACE Bermuda Insurance Ltd and ACE Tempest Re, and Associate General Counsel, ACE USA. Ms. Weidenborner has a Bachelor of Science from Embry-Riddle Aeronautical

University, a Master of Business Administration in Finance from Fordham University and a Juris Doctor from Rutgers University School of Law.
Family Relationships and Shareholder Arrangements
There is no family relationship between any director or senior manager of Fidelis Insurance Group and any other director or senior manager or any person nominated to become a director or senior manager. As explained in Item 3.D. Risk Factors “Risks Relating to the Common Shares-The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the common shares or prevent holders of common shares from receiving premium prices for their common shares in an unsolicited takeover”, each of the Founders and The Fidelis Partnership has the right to nominate one individual to serve as a director on the Board. Other than these arrangements, there are no arrangements or understandings with major stockholders, customers, suppliers or others pursuant to which any director or senior manager of Fidelis Insurance Group was selected for such position.
B. Compensation
Non-Executive Directors’ Compensation
Cash Compensation
The non-executive directors of Fidelis are entitled to receive an annual cash fee for their services as directors, which is prorated for any directors who are appointed to the Board after the beginning of the fiscal year. Additionally, any non-executive director that acts as Chair of the Board or Chair of a Committee receives an additional cash fee. The non-executive directors appointed by shareholders who enjoy director appointment rights are only entitled to cash compensation.
In the case of non-executive directors appointed by shareholders who enjoy director appointment rights, all compensation payable to such non-executive directors is paid directly to such relevant shareholder. The aggregate cash compensation paid to the non-executive directors of Fidelis in the year ended December 31, 2024 was $1.8 million, in addition to reimbursements for all reasonable and properly documented business expenses, including travel and other related expenses incurred by the non-executive directors while attending Board meetings.
Equity-Based Compensation
All non-executive directors, other than the non-executive directors appointed by shareholders who enjoy director appointment rights, are entitled to receive equity-based compensation pursuant to our 2023 Share Incentive Plan (as defined in Note 18 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements), in addition to cash compensation. For the year ended December 31, 2024, certain non-executive directors of Fidelis were issued 43,130 common shares in respect of restricted share units under our 2023 Share Incentive Plan that are subject to time-based vesting criteria, and the Group recorded a compensation expense of $0.7 million related to these shares.
Fees related to Mr. Collis’ service as a director (including cash and equity-based compensation) are paid to the account of Conyers Dill & Pearman Limited, of which Mr. Collis is a partner.
Senior Management Compensation
Our compensation philosophy for our senior managers is to align the interests of our senior managers with those of our shareholders. The primary elements of the total compensation package for our senior managers include base salary, annual cash bonus awards under our annual cash bonus program (as described below), and equity awards granted pursuant to our 2023 Share Incentive Plan (the “LTIP Awards”). The compensation program for our senior managers is administered by the compensation committee of the Board (the “Compensation Committee”), as discussed under “Board Practices – Compensation Committee” below.
For the year ended December 31, 2024, the aggregate compensation received by the members of senior management of Fidelis was $14.0 million, as set forth in the table below. For any senior manager who was also a director of Fidelis in the year ended December 31, 2024, no additional compensation was paid for their service as director.

For the year ended December 31, 2024, the executive directors and senior management identified in Item 6.A had the following aggregate compensation:

Compensation Components	Aggregate Compensation
Base salary	$3.9
Annual cash bonus(1)	3.4
LTIP(2)	5.5
Pension(3)	0.3
Other(4)	0.9
Total aggregate Executive Directors and Senior Management compensation	$14.0
__________________
(1) Represents the aggregate amount of annual cash bonuses paid in 2025 for service during 2024.
(2) Represents the aggregate grant date fair value of the LTIP Awards granted in 2024. For Performance Share Units, a target of 100% has been assumed.
(3) Represents the aggregate amount that the Group has accrued or set aside to provide pension, retirement or similar benefits to its senior managers in 2024. For further details, see Item 18 Financial Statements, Note 18 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements.
(4) Represents the aggregate value of the other benefits received by certain senior managers in 2024, such as housing allowances.
See also Item 6E. Share Ownership below for details of share ownership and Item 10D. Exchange Controls regarding restrictions on share transfers.
Senior Management Compensation Components
Base Salary and Annual Cash Bonus
Our total target cash (base salary plus target bonus) for our senior managers is in line with the median of the U.S. insurance benchmark.
The purpose of our annual cash bonus program is to reward senior managers for achievement against key financial and non-financial operational goals that will help drive long-term business strategy and are predicates of shareholder value. The Compensation Committee approves the annual bonus payments for the Chief Executive Officer and based upon input from the Chief Executive Officer, for each of the other eligible senior managers.
Bonuses are generally based on a formulaic calculation, though are entirely discretionary, so that senior managers can be confident that an even-handed approach has been taken and can readily understand the effect of financial and personal performance on their bonuses. Two core elements are assessed by the Compensation Committee when determining the bonuses: (i) Fidelis’ financial performance (“Financial Performance”) and (ii) the senior manager’s strategic and personal performance (“Personal Performance”). The weighting of each element is based on pre-determined percentage allocations.
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
The annual cash bonus targets are proposed by the Chief Executive Officer and approved by the Compensation Committee towards the beginning of each year when the information necessary to compute the bonuses has been obtained. Once approved, the bonuses are paid within the first quarter of each year following the relevant fiscal year in which they were earned. In order to receive an annual cash bonus, a senior manager must be employed and not under notice on the day of payment, unless such senior manager has officially retired or been made redundant after the end of the fiscal year to which such bonus relates.
2023 Share Incentive Plan
In 2023, our Board adopted, and our shareholders approved, the 2023 Share Incentive Plan (the “2023 Plan”) in connection with the Separation Transactions. Each employee, officer, non-executive director or other individual service provider of Fidelis or its affiliates is eligible to participate in the 2023 Plan. The purpose of the 2023 Plan is to create a strong and long-term alignment between our management team and our shareholders.

Our Compensation Committee administers the 2023 Plan under delegation from the Board. The size and form of the LTIP Awards granted under the 2023 Plan is determined by the Compensation Committee based upon a participant’s prior year performance, role and level of seniority at Fidelis. The LTIP Awards may be delivered in the form of restricted share units, restricted common shares, share options, share appreciation rights and other awards which may be denominated in common shares or cash. The LTIP Awards relate to our common shares and generally vest over a three-year period, subject to continued service and the achievement of performance goals. All LTIP Awards are governed by the 2023 Plan and are evidenced by an individual LTIP Award agreement between Fidelis and the individual.
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
The Retention RSUs vested after one year and the Retention Cash Awards were paid 50% in April 2024 and 50% in September 2024, subject to the relevant employee’s continued employment through the applicable vest date or payment date.
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
Severance
Certain employment agreements with members of our senior management team provide for various severance benefits upon a qualifying termination of such senior manager’s employment, as summarized below.
In the event of a termination of employment by us without cause or by the employee for good reason (not in connection with or within 12 months following a change in control), or due to the employee’s death or disability, certain members of our senior management team would be entitled to the following severance protections:
•one month of severance for each month of completed service with us, up to a maximum of 12 months’ severance, in the form of salary continuation in accordance with normal payroll practices; and
•a prorated bonus for the year in which such termination occurs, based on actual performance and paid at the same time as bonuses are paid to similarly situated employees.
In the event of a termination of employment by us without cause, or by the employee for good reason, in each case, in connection with or within 12 months following a change in control, certain members of our senior management team would be entitled to the following severance protections:
•one month of base salary for each month of completed service with us, up to a maximum of 24 months base salary, in the form of salary continuation in accordance with normal payroll practices; and
•a lump sum payment equal to one time’s target bonus for the year in which such termination occurs, paid at the same time as bonuses are paid to similarly situated employees.
The treatment of a senior manager’s LTIP Awards in connection with a termination of employment will be as specified in the senior manager’s individual LTIP Award agreements (which treatment is described under “2023 Share Incentive Plan” above).

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
Clawback Policy
On November 14, 2023, we adopted a clawback policy that is intended to comply with Section 10D of the Exchange Act and the listing standards of the NYSE. Under the clawback policy, Fidelis must recoup erroneously awarded incentive-based compensation from its current and former senior managers on a pre-tax basis, subject to limited exceptions, in the event that it is required to prepare an accounting restatement. See Exhibit 97.1 to this report for a copy of the policy, originally filed as Exhibit 97.1 of our Annual Report on Form 20-F, filed with the SEC on March 15, 2024.
C. Board Practices
As of the date of this report, the Board consists of 11 directors (see Item 6.A. Directors, Senior Management and Employees above).
Class 1 Directors
The following directors on the Board have been elected to serve until the 2027 Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Charles Collis, Christine Dandridge, Cathy Iberg and Hinal Patel.
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
Committees of the Board
Audit Committee
The Audit Committee is formed of the following directors: Matthew Adams (Committee Chair), Cathy Iberg, Dana LaForge, and Helena Morrissey, each of whom is independent for purposes of the NYSE rules and Rule 10A-3 under the Exchange Act.
Pursuant to its terms of reference, the Audit Committee’s role is one of oversight. Its responsibilities include appointing and evaluating the performance and independence of the Company’s independent auditor. Additionally, the Audit Committee also reviews the financial statements and annual audits of the Company, oversees the internal audit function, reviews and discusses with the Board earnings press releases, reviews procedures for handling complaints in relation to accounting, internal accounting controls or auditing matters and assists the Board in assessing and providing oversight regarding the Company’s internal controls and risk management systems. The Audit Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.
The Board determined that each of the members of the Audit Committee is financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Matthew Adams qualifies as having accounting or related financial management expertise pursuant to the NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Compensation Committee
As a foreign private issuer, we are not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our Board has established the compensation committee (the “Compensation Committee”), which consists entirely of independent directors for the purposes of the NYSE rules. The Compensation Committee is formed of the following directors: Helena Morrissey (Committee Chair), Daniel Brand, Charles Collis, Christine Dandridge, Daniel Kilpatrick and Dana La Forge.
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
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is formed of the following directors: Helena Morrissey (Committee Chair), Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg and Daniel Kilpatrick, each of whom is independent for purposes of the NYSE rules.
Pursuant to its terms of reference, the Nominating and Corporate Governance Committee is responsible for overseeing the Company’s corporate governance and procedures by developing a set of guidelines and making recommendations to the Board to ensure compliance with laws and regulations. The Nominating and Corporate Governance Committee also reviews Fidelis Insurance Group’s leadership needs by preparing and recommending nominees it thinks necessary based on vacancies and plans for succession in respect of directorship and management, using recommended selection criteria. Additionally, the Nominating and Corporate Governance Committee develops, recommends and oversees the process of annual self-evaluation for the Board as well as its own performance on an annual basis, subject to approval by the Board.
Investment Committee
The Board has established an investment committee, which consists of Cathy Iberg (Committee Chair), Daniel Brand, Dana LaForge, Hinal Patel, Daniel Burrows and Allan Decleir.
Pursuant to its written charter, the investment committee is responsible for, among other things: (i) recommending investment strategy, investment risk appetite and investment risk limits to the FIHL Board; (ii) reviewing and approving new material changes to the investment policy or investment managers; (iii) overseeing investment policies, guidelines and benchmarks; (iv) delegation of investment related authorities and responsibilities to sub-committees and management; and (v) monitoring investment risk, compliance, portfolio composition, investment performance and activity.
Risk Committee
The Board has established a risk committee, which consists of Daniel Kilpatrick (Committee Chair), Hinal Patel, Christine Dandridge, Matthew Adams, Daniel Burrows and Allan Decleir.
Pursuant to its written charter, the risk committee is responsible for, among other things: (i) evaluating FIHL’s risk appetite and tolerances; (ii) overseeing risk management and related policies and guidelines; (iii) establishing risk policies and guidelines; and (iv) overseeing the Board’s responsibilities related to risk management exposure.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of another entity that has one or more executive officers serving on the Board or our compensation committee.

D. Employees
At December 31, 2024, we employed 98 persons, of which 24 were in Bermuda, 58 were in the United Kingdom and 16 were in Ireland. Of these, 22 worked primarily in insurance business related functions, such as actuarial, claims, risk and underwriting; 22 worked primarily in operational functions, such as business operations, facilities, office management and IT; 26 worked primarily in finance functions, such as finance and investments; and 28 worked primarily in support and other functions, such as audit, compliance, HR, investor relations, chief executive office and legal.
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
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of common shares at December 31, 2024 by (i) each person who is known by us to beneficially own more than 5.0% of the common shares; (ii) each of our directors; and (iii) all of our directors and senior managers as a group.
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

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on 111,773,339 common shares outstanding at February 28, 2025.

Names of Beneficial Owners 5.0% Shareholders	Number	%
Crestview Funds (1)	14,510,040	13.0
CVC Falcon Holdings Limited (2)	15,782,348	14.1
Pine Brook Feal Intermediate L.P. (3)	7,209,921	6.5
SPFM Holdings, LLC (4)	7,202,354	6.4
The Fidelis Partnership (5)	11,031,899	9.9
Directors and Senior Managers
Daniel Burrows	287,489	*
Allan Decleir	46,800	*
Helena Morrissey	*	*
Matthew Adams	*	*
Daniel Brand	*	*
Charles Collis	*	*
Christine Dandridge	*	*
Cathy Iberg	*	*
Daniel Kilpatrick	*	*
Dana LaForge	*	*
Hinal Patel	225,089	*
Warrick Beaver	*	*
Jason Kittinger	*	*
Ian Houston	*	*
Michael Pearson	*	*
Jonathan Strickle	*	*
Janice Weidenborner	*	*
All directors and senior managers as a group (17 persons)	773,408	*
__________________
(*)Less than 1%.
(1)Based on the Schedule 13G filed on February 14, 2025, which reported that as at December 31, 2024, 14,510,040 common shares are beneficially owned by certain funds managed by Crestview, L.L.C. (collectively, the “Crestview Funds”). Crestview Funds beneficially owned 9,802,138 common shares held by Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. and 4,707,902 common shares held by Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings, L.P. and Crestview FIHL TE Holdings, Ltd. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 9,341,273 common shares directly owned by Crestview FIHL Holdings, L.P. and 460,865 common shares directly owned by Crestview FIHL TE Holdings, Ltd. Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL Holdings, L.P. and Crestview IV FIHL TE Holdings, LLC. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 4,539,684 common shares directly owned by Crestview IV FIHL Holdings, L.P. and 168,218 common shares directly owned by Crestview IV FIHL TE Holdings, LLC. Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P. and therefore Crestview, L.L.C. may be deemed to have beneficial ownership of the 9,802,138 common shares beneficially owned by Crestview Partners III GP, L.P. and the 4,707,902 common shares beneficially owned by Crestview Partners IV GP, L.P. Daniel Kilpatrick is a member of FIHL’s Board. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above. Each of the foregoing disclaims beneficial ownership of such common shares except and to the extent of its pecuniary interest therein.
(2)Based on the Schedule 13G filed on November 8, 2024, by CVC Falcon Holdings Limited (“CVC”), which reported that as at September 30, 2024, CVC beneficially owned 15,782,348 common shares. CVC is wholly owned by certain investment funds managed by CVC Capital Partners VI Limited. As a result, CVC Capital Partners VI Limited may be deemed to beneficially own the common shares directly held by CVC. CVC Capital Partners VI Limited is managed by a four-member board of directors that exercises voting and investment authority with respect to the common shares. The approval of a majority of such directors is required to make any investment or voting decision with regard to the common shares. CVC Capital Partners VI Limited disclaims beneficial ownership of the common shares beneficially owned by CVC.
(3)Based on the Schedule 13G filed on November 8, 2024, by Pine Brook Feal Intermediate L.P. (“Pine Brook”), which reported that as at September 30, 2024, Pine Brook beneficially owned 7,209,921 common shares. Any of (i) PBRA (Cayman) Company, Pine Brook’s general partner, (ii) Pine Brook Road Advisors, L.P., which provides investment advice to Pine Brook, (iii) PBRA, LLC, general partner of Pine Brook Road Advisors, L.P. or (iv) Mr. Howard H. Newman, who serves as the managing member of PBRA, LLC, may be deemed to have voting or dispositive power over the shares owned by Pine Brook.
(4)Based on the Schedule 13G filed on November 8, 2024 by SPFM Holdings, LLC (“SPFM”), which reported that as at September 30, 2024, SPFM beneficially owned 7,202,354 common shares. SPFM is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM. The ultimate parent of SPFM is The Travelers Companies, Inc, which may be deemed to beneficially own the common shares directly held by SPFM.
(5)The Fidelis Partnership beneficially owned 11,031,899 common shares. The Fidelis Partnership is a wholly owned subsidiary of Shelf Bidco Limited, which in turn is a wholly owned subsidiary of Shelf Midco Limited, which in turn is a wholly owned subsidiary of Shelf Holdco Limited, the ultimate holding company. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by The Fidelis Partnership.

B. Related Party Transactions
For a disclosure of other related party transactions, refer to Item 18 Financial Statements, Note 14 (Related Party Transactions) to our audited consolidated financial statements.
Framework Agreement
The Framework Agreement establishes the overarching parameters of the outsourced underwriting relationship between Fidelis and The Fidelis Partnership, which is more specifically governed on a jurisdictional basis by a series of delegated underwriting authority agreements that became effective on January 1, 2023 (the “Delegated Underwriting Authority Agreements”). See Item 7.B. Related Party Transactions “Delegated Underwriting Authority Agreements”. The Group and The Fidelis Partnership also entered into the Inter-Group Services Agreement, which covers the outsourcing of certain non-underwriting services to be provided by The Fidelis Partnership to the Group, which became effective on January 3, 2023.
Joint Approval Group
The Group and The Fidelis Partnership have agreed to create and maintain a flexible forum that is used by the Group and The Fidelis Partnership to discuss and resolve any issues arising under either the Framework Agreement or under any Delegated Underwriting Authority Agreement (the “Joint Approval Group”, formerly referred to as the “Joint Referral Forum”).
The Group and The Fidelis Partnership must notify the Joint Approval Group (the “JAG Notification”) in writing as soon as reasonably practicable if they become aware of particular extraordinary events, such as material breach of the Delegated Underwriting Authority Agreement, any event (including actions taken by a regulatory authority) that could materially impact the ability of a subsidiary to perform its obligations under a Delegated Underwriting Authority Agreement, or any insolvency, fraud or a change of license, or voluntary run-off, among other events, of any operating subsidiary that may have an adverse impact on the corresponding Delegated Underwriting Authority Agreement (the “Prior Consent Obligation”).
Following a JAG Notification, the Joint Approval Group will, for a period of 30 days (the “JAG Deadline”), use best endeavors to agree (as applicable): (a) whether it is reasonably practicable to continue a Delegated Underwriting Authority Agreement following an insolvency event; (b) upon a course of conduct to remedy any material breaches, acts of fraud, or other occurrences that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; or (c) whether the Group’s failure to adhere to its Prior Consent Obligation would materially impact the applicable subsidiary of The Fidelis Partnership party if the applicable Delegated Underwriting Authority Agreement were to continue.
If the Joint Approval Group fails to reach any such agreement by the JAG Deadline, one or more of the parties to the affected Delegated Underwriting Authority Agreements will have termination rights. See Item 7.B. Related Party Transactions “Framework Agreement — Termination”.
Term
The Framework Agreement (and each Delegated Underwriting Authority Agreement) has a rolling initial term of 10 years. Years one to three roll automatically (each year resetting for a new 10-year period). From 2026 onwards, the Framework Agreement will roll solely at the written election of the Group, such election to be delivered at least 90 days prior to the commencement of the relevant contract year, with each year resetting for a new 10-year period. Any decision by the Group to elect not to roll the Framework Agreement at or after year four will mean that the remainder of the 10-year term then in effect will continue in place (i.e., the Framework Agreement will have a further nine years to run in the first year following the election by the Group not to roll the Framework Agreement), subject to the termination rights described below.
Termination
The Framework Agreement (and each Delegated Underwriting Authority Agreement) is subject to termination upon the occurrence of certain events, including (i) by either party: (a) immediately after the JAG Deadline, as a result of a material act of fraud on the part of the other party; (b) immediately after the JAG Deadline, if the other party is subject to an insolvency event and the Joint Approval Group fails to unanimously agree that it is reasonably practicable to continue the affected Delegated Underwriting Authority Agreement; or (c) with 10 business days’ notice after the JAG Deadline, if the Joint Approval Group, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Delegated Underwriting Authority Agreement; and (ii) by The Fidelis Partnership: (a) after the expiry of six months for a ratings downgrade to below “A-” by AM Best or S&P on the part of the Group’s insurance and reinsurance operating subsidiaries; or (b) within 10 business days’ notice after the JAG Deadline, if the Joint Approval Group, using best endeavors, fails to reach an agreement upon a course of action in respect of the Group’s breach of the Prior Consent Obligation.

Outsourced TFP Underwriting Plan and TFP Outsourced Group Underwriting Strategy
The parties to the Framework Agreement agree the following documents on an annual basis: (i) an annual plan, agreed at group level (the “Outsourced TFP Underwriting Plan”), which will set out the limits of The Fidelis Partnership’s delegated authority for the respective underwriting year, including the agreed underwriting parameters and risk tolerances in respect of its two-segment underwriting strategy on a gross and net basis for each annual period; and (ii) a group-level underwriting strategy (the “TFP Outsourced Group Underwriting Strategy”), which establishes how The Fidelis Partnership and the Group coordinate the manner in which insurance and reinsurance risks are underwritten pursuant to the Delegated Underwriting Authority Agreements in each annual period.
The parties to each Delegated Underwriting Authority Agreement shall have due regard to the latest Outsourced TFP Underwriting Plan and the TFP Outsourced Group Underwriting Strategy when preparing their own annual plans (each, an “Outsourced TFP Subsidiary Specific Underwriting Plan”) in respect of each annual period.
Run-Off Services
Upon termination of the Framework Agreement or any Delegated Underwriting Authority Agreement, The Fidelis Partnership will remain obligated to provide run-off services in respect of live risks at the date of termination (the “Run-Off Services”), and Fidelis will continue to pay fees under the Framework Agreement in exchange for the performance by The Fidelis Partnership of any Run-Off Services. Such determination of live risks in run-off will be performed by The Fidelis Partnership with oversight from Fidelis, in accordance with current claims handling and risk management practices and policies which are expected to be substantially retained. The provision of Run-Off Services will be subject to a 24-month review, whereby Fidelis will be permitted to give at least six (6) months’ prior written notice to The Fidelis Partnership of its intention to rely upon an alternative run-off services provider. No separate termination fee will be payable by the relevant insurance operating subsidiary of Fidelis if it elects not to roll the minimum term of the applicable Delegated Underwriting Authority Agreement into another year.
The Fidelis Partnership is required to maintain an exit plan for transitioning the Run-Off Services to an alternative run-off services provider, substantially in the form provided for in the Framework Agreement (the “Exit Plan”). The Exit Plan contains the following key features governing the provision of Run-Off Services:
•a process for orderly transfer, at Fidelis’ sole discretion, of the business subject to, and requiring the provision of, the Run-Off Services in whole or in part to an alternative provider(s) or to one or more insurance operating subsidiaries of Fidelis, subject always to the then applicable regulatory requirements (the “Run-Off Transfer”);
•certain rights, to be exercised at Fidelis’ sole discretion, aimed at ensuring the continuity of the provision of the Run-Off Services during the period required, including the right for any insurance operating subsidiary of Fidelis to hire staff from The Fidelis Partnership (in certain specific circumstances and subject to applicable employment laws) and a right of each insurance operating subsidiary of Fidelis to take steps to procure or provide funding to The Fidelis Partnership;
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
Run-In Services
The Fidelis Partnership also performs certain run-in services in respect of business which continue to be live risks.
Delegation
The Framework Agreement and the Delegated Underwriting Authority Agreements provide for, on a jurisdictional basis, the delegation of underwriting authority from each of the relevant insurance operating subsidiaries of Fidelis to the relevant subsidiaries of The Fidelis Partnership. The Fidelis Partnership may not sub-delegate to any third party any of its responsibilities under a Delegated Underwriting Authority Agreement without the prior written consent of Fidelis. The Framework Agreement provides a closed initial list of pre-approved managing general agents, in respect of which The Fidelis Partnership does not require Fidelis’ consent prior to sub-delegating responsibilities to them. Otherwise, the relevant operating subsidiary of The Fidelis Partnership may not sub-delegate to a third party any of its responsibilities under the applicable Delegated Underwriting Authority Agreement without the prior written consent of the corresponding insurance operating subsidiary of Fidelis.
The Fidelis Partnership has full delegation and authority with respect to policy language and is permitted to sub-delegate underwriting authority to a closed initial list of managing general underwriters.

Outsourced TFP Subsidiary Specific Underwriting Plans
Each Outsourced TFP Subsidiary Specific Underwriting Plan is prepared by the parties to each relevant Delegated Underwriting Authority Agreement, who must consider the TFP Outsourced Group Underwriting Strategy and Outsourced TFP Underwriting Plan in finalizing this document. Alternatively, the Group and The Fidelis Partnership may negotiate any Outsourced TFP Subsidiary Specific Underwriting Plan for and on behalf of their respective subsidiaries, provided that the governing bodies of the applicable subsidiaries ultimately approve such Outsourced TFP Subsidiary Specific Underwriting Plan.
Each Outsourced TFP Subsidiary Specific Underwriting Plan may be subjected to a midyear review at any point during the year (the “Mid-Year Change Procedure”) by either party to the applicable Delegated Underwriting Authority Agreement. Initially, any material proposed amendments that are subject to the Mid-Year Change Procedure will be discussed by the Joint Approval Group and, if accepted, will be formally agreed by the Joint Approval Group for and on behalf of the relevant parties. If the amendments have not been agreed within the defined timeframe and resolution is not achieved by the Joint Approval Group, such amendments may be referred to the Chief Executive Officers of the relevant subsidiaries for consideration within a defined timeframe. Following the expiry of such defined timeframe, the parties will consider whether to refer the matter to mediation or arbitration pursuant to the dispute resolution procedures set out below (see Item 7.B. Related Party Transactions “Framework Agreement — Dispute Resolution”). Non-material changes to the Delegated Underwriting Authority Agreements can be agreed through the Joint Approval Group.
During the 2025 underwriting year, The Fidelis Partnership is authorized to write aviation, energy, marine, specialty other, property, credit and political risk, property reinsurance, property insurance, retrocession and whole account lines of business, as set out in the Delegated Underwriting Authority Agreements, as amended (the “Permitted Lines”), provided that it remains within the risk appetite set by Fidelis and AM Best’s Capital Adequacy Ratio (“BCAR”) and S&P scores for Fidelis. Fidelis’ risk appetite in respect of a specific Permitted Line is determined by reference to certain pre-determined underwriting parameters that are determined based on various factors including: (i) the LOB premium limit set out in the Outsourced TFP Underwriting Plan and each Outsourced TFP Subsidiary Specific Underwriting Plan; (ii) the aggregate underwriting limit set out in the Outsourced TFP Underwriting Plan and each Outsourced TFP Subsidiary Specific Underwriting Plan; (iii) the underwriting risk appetite as defined in the latest version of the applicable approved ‘Risk, Capital & Solvency Appetite’ document for either Fidelis or the applicable operating subsidiary; (iv) the Group’s underwriting exposure management preferences, as defined in the approved Outsourced TFP Underwriting Plan, or any Outsourced TFP Subsidiary Specific Underwriting Plan; and (v) the minimum economic capital headroom necessary to ensure that the Group is able to maintain its Minimum BCAR Score and Minimum S&P Surplus (the “Underwriting Parameters”). If The Fidelis Partnership wishes to write business in excess of the Underwriting Parameters in a given year, it is required to submit such request for the corresponding operating subsidiary’s consideration, with such approval being initially sought via the Joint Approval Group.
Each Outsourced TFP Subsidiary Specific Underwriting Plan shall be eligible for renewal for successive years in accordance with the same terms as the Outsourced TFP Subsidiary Specific Underwriting Plan that the parties approved for the prior year, as adjusted for any changes arising from a Mid-Year Change Procedure relating to the relevant prior year’s Outsourced TFP Subsidiary Specific Underwriting Plan. Unless required as a result of changes to the relevant statutory and regulatory regimes, any other amendments to the Outsourced TFP Subsidiary Specific Underwriting Plans shall be subject to annual negotiation by the parties, with advance notice of material changes required to be delivered to the other party in a timely manner. If The Fidelis Partnership and Fidelis do not reach an agreement with respect to any Outsourced TFP Subsidiary Specific Underwriting Plan or any portion of the Outsourced TFP Subsidiary Specific Underwriting Plan in respect of any given year, such Outsourced TFP Subsidiary Specific Underwriting Plan or portion of the Outsourced TFP Subsidiary Specific Underwriting Plan from the previous year will be automatically renewed on the same terms as in the prior year. The Framework Agreement contains certain limitations in respect of the permissible amendments to the Outsourced TFP Subsidiary Specific Underwriting Plans. For instance, Fidelis will be permitted to exit a particular Permitted Line if the specified metrics and underwriting ratios in the Outsourced TFP Subsidiary Specific Underwriting Plans for each of the three previous years are triggered. However, if Fidelis reasonably considers that an underwriting ratio for any Permitted Line has materially deteriorated, The Fidelis Partnership must prepare a remediation plan that sets out how it will ensure that the Permitted Line will fall within the underwriting ratio in the subsequent year. Should a change to any Outsourced TFP Subsidiary Specific Underwriting Plan be requested by either party and denied three years in a row, it will be referred to the non-calculations dispute resolution procedure to be resolved.
Under each Outsourced TFP Subsidiary Specific Underwriting Plan, Fidelis is responsible for ensuring that there is sufficient capital available throughout each annual period to meet such Outsourced TFP Subsidiary Specific Underwriting Plan and all rating agency requirements, and for retaining sufficient capital for both the current planned year and the forecasted subsequent year and for meeting all rating agency requirements for the target rating for those periods.
The Fidelis Partnership may, at the request of customers, move its business to third party capital providers if any of our insurance operating subsidiaries are placed on negative outlook to below “A-” by AM Best or S&P. Exclusivity provisions contained in the Framework Agreement are suspended for any period that the negative outlook subsists (or becomes a ratings downgrade to below “A-” by AM Best or S&P) after six months.

The Group has partially delegated to The Fidelis Partnership the authority to place outwards reinsurance on Fidelis’ behalf within the parameters of the Outsourced TFP Subsidiary Specific Underwriting Plans. Fidelis additionally retains decision-making authority for outwards reinsurance. The Outsourced TFP Subsidiary Specific Underwriting Plans also ensure that the outwards reinsurance purchased is in line with the Solvency II directive eligibility requirements for risk mitigation techniques. See Item 4.B. Business Overview “Business Segments – Reinsurance”.
Exclusivity, Rights of First Offer and Rights of First Refusal
Under the terms of the Framework Agreement and the individual Delegated Underwriting Authority Agreements, subject to: (i) certain rights of first offer (“ROFO”) on the part of The Fidelis Partnership and rights of first refusal (“ROFR”) on the part of Fidelis; and (ii) any arrangements that Fidelis has with third party managing general underwriters that pre-date the Framework Agreement (and which remain in force) involving the provision of capital that the third party managing general underwriters may use to underwrite business on Fidelis’ behalf, Fidelis shall secure its business exclusively from The Fidelis Partnership and The Fidelis Partnership shall provide underwriting and support services exclusively to Fidelis.
If either Fidelis or The Fidelis Partnership rejects the other party’s proposal pursuant to the ROFO process or ROFR process, respectively, the relevant party will not have the right to later request the opportunity to underwrite or provide capacity for (as applicable) the rejected business, which will stay with the relevant third party insurer or managing general underwriters (as applicable), for so long as such party elects to take it up.
To the extent any ROFO or ROFR process results in The Fidelis Partnership being allocated increased or differently distributed capacity, such increase will be deemed included in that year’s relevant Outsourced TFP Subsidiary Specific Underwriting Plan and will be included in setting the following year’s relevant Outsourced TFP Subsidiary Specific Underwriting Plan.
The Fidelis Partnership Additional Capital ROFO
In the event that Fidelis identifies capital or risk appetite in excess of the parameters set forth in the relevant Outsourced TFP Subsidiary Specific Underwriting Plan (the “Excess Risk Opportunity”), The Fidelis Partnership shall have a ROFO to underwrite such Excess Risk Opportunity for and on behalf of Fidelis (the “The Fidelis Partnership Capital ROFO”).
In order to exercise such The Fidelis Partnership Capital ROFO, The Fidelis Partnership is required to present a detailed business plan to the Group setting out The Fidelis Partnership’s plan for the underwriting of such Excess Risk Opportunity (the “The Fidelis Partnership ERO Plan”). Such The Fidelis Partnership ERO Plan is expected to include, without limitation, expected profitability and return on capital on the Excess Risk Opportunity, expected investor reaction and expected capital consumption of the Excess Risk Opportunity, the Group capital level stress scenarios and how an analysis of any conflicting risks or unfavorable covariance with The Fidelis Partnership’s originated portfolio would be managed (the “Minimum Plan Specifics”).
Where the Group (acting reasonably) declines The Fidelis Partnership Capital ROFO and for all business so sourced from any third parties other than The Fidelis Partnership, the Group shall:
•present a detailed business plan to The Fidelis Partnership containing the Minimum Plan Specifics (the “Group ERO Plan”);
•consult in good faith with The Fidelis Partnership to refine the proposed Group ERO Plan to reduce any negative interactions with other business sourced by The Fidelis Partnership; and
•agree with The Fidelis Partnership the format and frequency of reporting that the Group would be required to provide to The Fidelis Partnership in respect of such Group ERO Plan.
Group Additional Capital ROFR
If The Fidelis Partnership identifies an opportunity to underwrite business that falls outside of the Group’s capital or risk appetite parameters set forth in the Outsourced TFP Subsidiary Specific Underwriting Plan in force at the relevant time (the “Additional Business”), The Fidelis Partnership is contractually required to give the Group a ROFR on such Additional Business (the “Group Capital ROFR”).
Specifically, following notice from The Fidelis Partnership of such opportunity to underwrite Additional Business, if the Group can accommodate such Additional Business within its available capital, the Group has seven business days to communicate its desire to accept the terms of the ROFR, and a further 20 calendar days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point such Additional Business will be deemed bound.
If the Group cannot accommodate such Additional Business within its available capital, it is allowed a mutually agreed, reasonable amount of time to raise or free up the requisite amount of additional capital. If the Group does not elect to underwrite the Additional Business pursuant to the Group Capital ROFR, The Fidelis Partnership is permitted to do so with a third-party insurer that is not part of the Group. To the extent that The Fidelis Partnership is writing such Additional Business with a third party insurer where there is a risk of adverse selection to the Group or disclosure or misuse of competitively sensitive information regarding the Group, The Fidelis Partnership shall demonstrate to the reasonable satisfaction of the Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.
The Fidelis Partnership Line of Business ROFO
In the event that the Group has appetite for a line of business beyond the Permitted Lines (the “New LOB”), The Fidelis Partnership shall have a ROFO to originate such New LOB (the “The Fidelis Partnership Line of Business ROFO”).
In order to exercise such The Fidelis Partnership Line of Business ROFO, The Fidelis Partnership is required to present a detailed business plan to the Group setting out The Fidelis Partnership’s plan for how the New LOB capital will be utilized (the “The Fidelis Partnership New LOB Plan”). Such The Fidelis Partnership New LOB Plan must include the Minimum Plan Specifics, as appropriate for such New LOB. Having reviewed The Fidelis Partnership New LOB Plan, the Group will have the option (acting reasonably) to accept The Fidelis Partnership’s proposal or to source an alternative third-party origination for such New LOB.
Where the Group declines The Fidelis Partnership New LOB Plan and for all business so sourced from any third parties other than The Fidelis Partnership, the Group shall:
•present a detailed business plan to The Fidelis Partnership containing the Minimum Plan Specifics (the “Group New LOB Plan”);
•consult in good faith with The Fidelis Partnership to refine the proposed Group New LOB Plan to reduce any negative interactions with other business sourced by The Fidelis Partnership; and
•agree with The Fidelis Partnership the format and frequency of reporting that the Group would be required to provide to The Fidelis Partnership in respect of such Group New LOB Plan.
Group Line of Business ROFR
In the event that The Fidelis Partnership identifies a potential demand for a New LOB, the Group shall have a ROFR to provide capacity for such new LOB (the “Group Line of Business ROFR”).
As with the Group Capital ROFR outlined above, following notice from The Fidelis Partnership of such opportunity to underwrite the New LOB, if the Group can accommodate the New LOB, the Group has seven business days to communicate its desire to accept the terms of the Group Line of Business ROFR, and a further 20 days from this date to make a firm commitment of interest (although this period may be extended if a non-objection (or similar) must be obtained from a regulatory authority), at which point the New LOB will be deemed bound.
If the Group cannot accommodate such New LOB for licensing, available capital or other reasons, it is allowed a mutually agreed, reasonable amount of time to obtain the necessary license or capital or make other arrangements in order to accommodate such New LOB. If the Group does not elect to provide capacity for the New LOB pursuant to the Group Line of Business ROFR, The Fidelis Partnership is permitted to do so with a third-party insurer that is not part of the Group. To the extent that The Fidelis Partnership is writing the New LOB with a third party insurer where there is a risk of adverse selection to the Group or disclosure or misuse of competitively sensitive information regarding the Group, The Fidelis Partnership shall demonstrate to the reasonable satisfaction of the Group that it has taken steps to mitigate against any risk of adverse selection and/or disclosure or misuse of competitively sensitive information.
Fees and Commissions
The Framework Agreement sets out the calculations for various fees and commissions to be paid by the Group to The Fidelis Partnership.
Ceding Commissions and Profit Commissions
Ceding commissions payable to The Fidelis Partnership are payable monthly in arrears and are charged for underwriting, claims and actuarial pricing services. Such ceding commissions are calculated based on net premiums written (gross of acquisition costs) to facilitate alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by The Fidelis Partnership are set at 11.5% and ceding commissions payable for business sourced by The Fidelis Partnership via third party managing general agents to whom underwriting authority has been sub-delegated by The Fidelis Partnership pursuant to newly established third party managing general agency relationships are set at 3.0%. Business that continues to be sourced by cells of Pine Walk Capital continues to follow the fees and commissions set under those agreements, which fees and commissions are in line with normal market ranges, but without any additional fee levied by The Fidelis Partnership. There are no additional fees payable (with the exception of The Fidelis Partnership- level portfolio management fee described below).
The sum of 20% of the “Operating Profit” of the Group (as defined in the Framework Agreement) above an annual “Binder ROE” hurdle of 5% hurdle rate is payable at the end of each fiscal year to ensure alignment with the portfolio management value proposition.

The profit commission is payable above a predetermined annual hurdle linked to Binder ROE, calculated on an aggregate basis for the Group and subsequently allocated proportionally for each of the insurance operating subsidiaries of the Group for payment to the respective operating subsidiaries of The Fidelis Partnership. The calculation of such profit commission includes a deficit carry-forward mechanism for a maximum of three years to the extent that the Group suffers an overall loss under the Delegated Underwriting Authority Agreements and the Framework Agreement. There is no clawback mechanism applicable.
Other Fees and Commissions
A 3.0% portfolio management fee, calculated based on net premiums written, is payable to The Fidelis Partnership. The portfolio management fee reflects the value-added services provided by The Fidelis Partnership when compared with a traditional managing general underwriter model (i.e., Fidelis is expected to benefit from The Fidelis Partnership’s expertise in the management of its outwards program, in portfolio optimization matters, in managing the underwriting cycle, and from The Fidelis Partnership’s view of risk and overall portfolio allocation).
Overriding commissions (both ceding commissions and profit commission) are payable by Fidelis to The Fidelis Partnership on outwards reinsurance quota share arrangements for newly sourced business to cover the cost of origination and the ongoing management of such contracts. This approach is expected to reduce the level of renegotiation required by Fidelis with quota share partners. Fidelis retains 1% of all premium ceded under the quota share contracts to cover its tail and credit risk and also retains all overriders paid by the reinsurers to cover acquisition costs in certain lines of business. Fidelis is expected to benefit from improved pricing on account of its resulting ability to write larger gross lines.
In addition, a fee will be payable to The Fidelis Partnership in respect of the Run-Off Services, which will be mutually agreed and/or determined at the time of termination with reference to the scope of ongoing Run-Off Services and percentage of reserves based on available benchmarks.
Underwriting expenses directly related to the placement of an individual (re)insurance contract, including counsel fees or fees relating to third party diligence, are recoverable by The Fidelis Partnership from Fidelis.
Reporting
The Fidelis Partnership provides detailed reporting to Fidelis on a monthly and quarterly basis for business written and control activities, depending on the nature of the report. Such reports include, among other things, (i) accounting information (i.e., premiums written and earned, fees and loss reserves); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information.
Claims Management
Fidelis retains an oversight function over claims management activities, which is part of the services outsourced to The Fidelis Partnership. The Framework Agreement and the Delegated Underwriting Authority Agreements delegate claims authority up to a maximum monetary threshold. The Fidelis Partnership provides Fidelis with sufficient oversight of its handling of claims that exceed the delegation threshold, and claims subject to litigation are collectively handled by the Group and The Fidelis Partnership in accordance with the Group’s claims management processes. See Item 4.B. Business Overview “Claims Management”.
Dispute Resolution
Claims not relating to technical calculations (e.g., claims related to negligent underwriting, defective portfolio composition or incorrect outwards reinsurance matching) follow a tiered approach with varying degrees of escalation. Such claims are first referred to the Joint Approval Group; failing resolution by the Joint Approval Group, such matters are escalated first to mediation; and failing resolution at mediation, to binding arbitration. Claims relating to technical calculations are referred to the CFO of each respective party and if a resolution cannot be reached, the claim is escalated to a binding determination by a jointly appointed expert.
Reserving
The Group is responsible for performing its own end-to-end reserving process, including its own reserve production and sign-off procedures. The Fidelis Partnership provides data in furtherance of the Group’s reserving process if required and reviews aspects of the Group’s reserving process if the Group deems it appropriate.
Delegated Underwriting Authority Agreements
Certain operating subsidiaries of The Fidelis Partnership have entered into Delegated Underwriting Authority Agreements with the operating insurance subsidiaries of the Group on a jurisdictional basis.

Underwriting Services
The Fidelis Partnership operating subsidiaries perform certain underwriting services in exchange for the payment of the relevant fees and commissions by the Group including, among other services, advising on product strategy and development, including new products and policy language, and originating and placing policies within the parameters set forth in the Outsourced TFP Subsidiary Specific Underwriting Plans, developing business relationships with licensed third party wholesale insurance brokers, agents, producers and coverholders, selecting, performing diligence on, onboarding and managing brokers, agents, producers and coverholders, reviewing insurance applications and submissions from potential insureds for compliance with applicable letters of authority and soliciting, negotiating and executing placement of policies within risk appetites and rating agency scores by applying prices and rates as appropriate in accordance with rating plans, guidelines and models.
Actuarial Services
The Fidelis Partnership performs certain actuarial services pursuant to the Delegated Underwriting Authority Agreements including, among other services, providing pricing support and advice to Fidelis, advising on pricing strategy and outwards pricing, developing and inputting on capital and pricing models, both internal and external, supporting the underwriting function in policy pricing, pricing live transactions and repricing annual transactions, maintaining a pricing metrics dashboard, performing ad hoc premium rate movement calculations and defining stochastic losses.
Claims Handling
The Fidelis Partnership performs certain claims handling services pursuant to the Delegated Underwriting Authority Agreements, including, among other services, advising on claims management strategy and implementation, preparation of claims guidelines, reserving philosophy, authority limits and claims acceptance and rejection criteria, performing claims adjustment and payments, managing disputes, litigation, subrogation and recoveries, and managing broker, underwriter, client and third party administrators.
Ancillary Services
The Fidelis Partnership performs certain ancillary services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on and negotiating contract terms for inwards and outwards contracts, developing and maintaining records of policy language and issuing and executing all of the necessary contractual documentation for new and renewal policies, related endorsements and cancellations.
Outwards Reinsurance Services
The Fidelis Partnership performs the following outwards reinsurance services pursuant to the Delegated Underwriting Authority Agreements including, among other services, advising on the outwards reinsurance and retrocession (“Outwards RI”) strategy and preparing the annual Outwards RI purchasing program, advising on the structure of Outwards RI placements and terms, addressing the market and consulting in selecting Fidelis’ panel of reinsurers, undertaking due diligence on Outwards RI counterparties, developing broker and reinsurer relationships, negotiating and executing all treaty Outwards RI and providing sign-off on facultative Outwards RI placements, preparing submissions for treaty Outwards RI, negotiating commutations and non-standard deals and retaining and storing all relevant policy documentation.
Inter-Group Services Agreement
The Group and The Fidelis Partnership have entered into a separate services agreement relating to the outsourcing of certain non-underwriting services to be provided by The Fidelis Partnership to the Group, dated January 3, 2023 (the “Inter-Group Services Agreement”), pursuant to which The Fidelis Partnership is obligated to provide a range of non-underwriting services to Fidelis on an outsourced basis. These services include, but are not limited to, support with business planning, insurance contract accounting and information technology.
Recipients of the Inter-Group Services
The Fidelis Partnership provides all of the non-underwriting services to either: (i) FIHL and FSL, which they will then pass on to the Group; or (ii) any subsidiary in the Group directly, in each case, as the Group and The Fidelis Partnership may agree from time to time.
Joint Approval Group
The parties have also agreed to use the JAG as a forum to facilitate and oversee the execution of activities required to manage the Inter-Group Services Agreement. Consistent with the JAG’s role under the Framework Agreement, it acts as an escalation point for any issues that may arise under the Inter-Group Services Agreement.

The Group and The Fidelis Partnership are required to issue a JAG Notification as soon as reasonably practicable if they become aware of particular extraordinary events, such as material breaches of the Inter-Group Services Agreement, or any insolvency or fraud of any operating subsidiary that may have an adverse impact on the Inter-Group Services Agreement.
Following a JAG Notification, the JAG will, for a period ending on a JAG Deadline, use best endeavors to agree, as applicable: (a) whether it is reasonably practicable to continue the Inter-Group Services Agreement following an insolvency event; or (b) upon a course of conduct to remedy any material breaches or acts of fraud, or to mitigate the impact of any occurrence that could impact upon a party to the Inter-Group Services Agreement.
If the JAG fails to reach any such agreement by the JAG Deadline, the innocent party to the Inter-Group Services Agreement will have termination rights. See Item 7.B. Related Party Transactions “Inter-Group Services Agreement — Termination” below.
Fees
Fees under the Inter-Group Services Agreement are generally charged by The Fidelis Partnership to the Group on a cost plus 5% basis, and are calculated quarterly. The parties also share costs incurred from instructing third party suppliers, with such costs being apportioned as a ratio based on each party’s respective staff headcount (e.g., if one of the parties had 25 employees and the other 100 employees, such ratio would be 1:4).
Term
The Inter-Group Services Agreement follows a similar term to the Framework Agreement, as it provides for a minimum 10-year rolling term that automatically rolls forward in the first three years. From the fourth year of the agreement, the Group may unilaterally determine that the minimum term shall not roll into any further year by notifying The Fidelis Partnership at least 90 days before the next anniversary of the commencement date of the Inter-Group Services Agreement.
Termination
The Inter-Group Services Agreement will be subject to termination by either party upon the occurrence of certain events, including: (i) immediately after the JAG Deadline, as a result of a material act of fraud on the part of the other party; (ii) immediately after the JAG Deadline, if the other party is subject to an insolvency event and the JAG fails to unanimously agree that it is reasonably practicable to continue the Inter-Group Services Agreement; (iii) with 10 business days’ notice after the JAG Deadline, if the JAG, using best endeavors, fails to agree upon a course of conduct to remedy any material breaches or non-material acts of fraud (and to mitigate the likelihood of future breaches or frauds occurring), or to mitigate the impact of any occurrence that could impact upon a party’s performance of the Inter-Group Services Agreement; (iv) immediately if the JAG has agreed upon a course of conduct to remedy a material breach, and the defaulting party does not commence such course of action agreed by the JAG within 10 business days of such course of action being agreed by the JAG, although this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 10 business day termination period and completes the course of action within a cure period agreed by the JAG; or (v) save where (iv) applies (i.e., other than in the event of a material breach), with 30 business days’ notice if a defaulting party does not commence any course of action agreed by the JAG within 20 business days of such course of action being agreed by the JAG, provided that this termination right will be automatically revoked if the defaulting party provides the terminating party with evidence to the terminating party’s reasonable satisfaction that it has commenced the course of action within the 30 business day termination period.
Following termination of the Inter-Group Services Agreement, the parties will comply with the terms of the exit plan, which is intended to ensure the seamless continuation of services by The Fidelis Partnership until the Group is able to either bring these functions in-house or transfer them to an alternative provider. The Fidelis Partnership will receive a commensurate fee for the performance of these run-off services.
Service Standards and Service Credit
The Fidelis Partnership is subject to various service standards in the provision of services under the Inter-Group Services Agreement. In addition to general requirements to carry out its obligations in accordance with good industry practice and all reasonable care and skill, the Inter-Group Services Agreement contains a number of prescribed service-level agreements and key performance indicators (“KPIs”) that apply to a range of services.
If The Fidelis Partnership fails to remedy breaches of the service-level agreements or KPIs within a reasonable period agreed with the Group (a “Service Shortfall”), it shall be eligible for service credits, which will be identified and applied on a quarterly basis and represent a percentage of the fees that The Fidelis Partnership is entitled to receive under the agreement for the applicable quarter. The applicable percentage that represents the service credit will start from a deduction of 0.5% where five Service Shortfalls occur during the applicable reference period (i.e., day, week or month) and will rise incrementally based upon the number of service credits that occurred during the applicable period.

Material Outsourcing Provisions
As the Inter-Group Services Agreement is regarded as a ‘material outsourcing agreement’ under the relevant regulatory rules (see Item 4.B. Business Overview “Regulatory Matters”) it contains a number of provisions that are required by applicable law and regulation. In particular, The Fidelis Partnership is required to put in place, and to regularly maintain, update and test, plans for operational resilience, business security, cyber security and disaster recovery. The Fidelis Partnership is also required to maintain an exit plan (the first version of which is appended to the Inter-Group Services Agreement), which provides for a smooth run-off of the services contained within the Inter-Group Services Agreement following termination.
The Group, as the outsourcing party, has the right to audit The Fidelis Partnership in respect of these services, and to test the plans listed above that The Fidelis Partnership is required to maintain and test. The Fidelis Partnership is also required to provide similar access to regulatory authorities in order to perform audits of the services that it provides under the Inter-Group Services Agreement.
Other
Rental Guarantee
Following the Separation Transactions, FIHL continues to be the rental guarantor in respect of a historical lease over premises in Dublin, which are now being occupied by The Fidelis Partnership. The Dublin lease was entered into by FML prior to the consummation of the Separation Transactions, and at such time FML was a wholly owned subsidiary of FIHL and a member of its corporate group. As part of the Separation Transactions, FML became a member of The Fidelis Partnership. FIHL continues to act as guarantor thereunder, without having made any payments in respect of such guarantee to date and, as at the date of this report, FIHL does not expect to make any payments. The Dublin lease is considered to have market standard terms, and the rental guarantee is being provided in respect of the FML’s obligations thereunder, including payment of rent by FML.
Licensing Arrangements
As part of the Separation Transactions, existing technology platforms, including Tyche capital models, the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt Analytics system, were transferred to The Fidelis Partnership. The Fidelis Partnership provides the Group with a license in respect of this technology, so that the Group can continue to benefit from the use of such technology, or the outputs of it (as applicable), as part of the services that it receives under the Framework Agreement and the Inter-Group Services Agreement. In particular, the Group has access to outputs from The Fidelis Partnership’s use of the FireAnt Analytics system, a pricing, analytics and portfolio optimization tool, as part of the business modelling services that it receives from The Fidelis Partnership. Prequel will also continue to be a key supporting system used in Fidelis’ underwriting procedures. Data stored on Jarvis will continue to be used as part of the technical accounting services that Fidelis receives. Relevant third-party vendor owned tools and systems will be licensed to the Group either directly by the vendors or via The Fidelis Partnership and support will be provided by The Fidelis Partnership through the Inter-Group Services Agreement. The “Fidelis” name, certain trademarks in the U.K. and E.U., proprietary branding and other protectable signs are also subject to licensing by The Fidelis Partnership in favor of the Group.
Amended and Restated Common Shareholders Agreement
We have entered into the Amended and Restated Common Shareholders Agreement, which contains provisions that govern the rights and obligations of the Founders and The Fidelis Partnership, including their rights to nominate representative directors to the Board, so long as they each beneficially own a specified minimum percentage of our common shares.
Consent Rights and Minority Protections
Under the terms of the Amended and Restated Common Shareholders Agreement, for so long as The Fidelis Partnership beneficially owns at least 4.9% of the common shares, the consent of The Fidelis Partnership is required for FIHL to take any of the following actions: (i) to effect any change in the jurisdiction, incorporation or name of FIHL or any member of the Group; (ii) to make a material change to the nature or scope of the business underwritten by FIHL and any member of the Group; (iii) to effect any amendments to the Amended and Restated Bye-Laws or the Amended and Restated Common Shareholders Agreement that are reasonably likely to have a material adverse effect on The Fidelis Partnership, taken as a whole; and (iv) to make any acquisition or disposition of any asset for consideration in excess of 5.0% of the assets of FIHL that is reasonably likely to have a material adverse effect on The Fidelis Partnership, taken as a whole.
If FIHL authorizes, designates or issues additional common shares, FIHL will provide advance notice to The Fidelis Partnership and The Fidelis Partnership will have the right to elect to purchase up to its pro rata portion of the common shares at the same price as other subscribers and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement (the “Allocation Right”).
If The Fidelis Partnership sells any of its common shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its beneficial ownership of the common shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, The Fidelis Partnership will no longer be entitled to exercise the above-mentioned consent rights. Any new class of common shares resulting from any of the foregoing will be similarly restricted.
For so long as the Founders, together with their Shareholder Affiliate Transferees (as defined in the Amended and Restated Common Shareholders Agreement), in the aggregate beneficially own at least 25% of the common shares, the Founders shall have the right, by unanimous decision by those Founders that each beneficially own at least 1% of the common shares, to restrict FIHL from taking the following actions, except to the extent such actions are required by applicable law: (i) adopt or propose to FIHL’s shareholders any amendment, modification or restatement of or supplement to FIHL’s organizational documents which have an adverse impact on the rights granted to the Founders, (ii) commence a voluntary case or proceeding under any applicable U.S. or foreign bankruptcy, insolvency, reorganization or similar law or make an assignment for the benefit of creditors, or admit in writing of its or their inability to pay its or their debts generally as they become due, or take any action in furtherance of any such action, (iii) change the size of the Board, (iv) engage in any transaction in which any person or group acquires more than 50% of the then outstanding common shares of FIHL or the power to elect a majority of the members of the Board or (v) terminate or hire the chief executive officer of the Group or any successor or replacement serving in such role.
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
Registration Rights Agreement
We entered into a Registration Rights Agreement dated June 9, 2015, as amended by the First Amendment to the Registration Rights Agreement dated November 25, 2019, the Second Amendment to the Registration Rights Agreement dated February 3, 2020, and the Third Amendment to the Registration Rights Agreement dated as of July 13, 2021 (collectively, the “Registration Rights Agreement”) with certain of our founding institutional shareholders, which contains provisions that govern the rights and obligations of certain shareholders with respect to any future registration of our common shares.
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
For the purposes of the Registration Rights Agreement, following the expiration of the Rule 144 holding period following the IPO, Registrable Securities comprise primarily common shares held by the Founders and The Fidelis Partnership.
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
Preference Securityholders Agreement
All of the current holders of our Series A Preference Securities are party to a preference securityholders agreement (the “Preference Securityholders Agreement”), which contains provisions that govern the rights and obligations of the Preference Securityholders as security holders, including, but not limited to, transfer restrictions and corporate governance and other matters. See Exhibit 2.1 to this report, incorporated by reference to Exhibit 2.1 our Annual Report on Form 20-F, filed with the SEC on March 15, 2024.
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

Side Letters with Certain Shareholders
We have agreed with two of our institutional shareholders, SPFM Holdings, LLC and Platinum Ivy B 2018 RSC Limited, that they may continue to appoint an observer who may attend Board and committee meetings, subject to confidentiality and other customary provisions, and subject further to any agreed amendments or waivers from time to time.
TFP’s Lloyd’s Syndicate 3123
In 2024, The Fidelis Partnership launched a new syndicate at Lloyd’s, Syndicate 3123, which started underwriting various lines of (re)insurance business on July 1, 2024, including contract frustration and political risk, credit, property catastrophe, and political violence. The Syndicate is managed by Asta Managing Agency Limited (“Asta”) in its capacity as the managing agent of the Syndicate in accordance with the terms of certain turnkey managing agency arrangements between Asta and The Fidelis Partnership. Under such arrangements, The Fidelis Partnership has seconded Daniel O’Connell to Asta as the active underwriter of the Syndicate, who has been given the principal authority to accept (re)insurance risk on behalf of the Syndicate. In addition, the underwriting authority in respect of certain lines of business on behalf of the Syndicate has been outsourced to a number of subsidiaries of The Fidelis Partnership (which have been approved as Lloyd’s coverholders) by Asta pursuant to binding authority agreements.
Under the Framework Agreement, the Group was offered the opportunity to participate in the Syndicate. In connection with the exercise of this right, FIBL participates in the Syndicate by reinsuring between 20-35% of the risk relating to certain lines of business underwritten by the Syndicate for the 2024 underwriting year of account pursuant to the terms of a quota share reinsurance agreement dated July 1, 2024 and entered into between FIBL and Asta on behalf of the Syndicate (the “Syndicate QSA”), which has been renewed for the 2025 underwriting year of account.
In addition to its provision of reinsurance to the Syndicate via the Syndicate QSA, FIBL indirectly provides funds at Lloyd’s to the Syndicate via its wholly-owned subsidiary, the Fidelis IG Corporate Member, which is a newly incorporated corporate member at Lloyd’s managed by Hampden Agencies Limited (“Hampden”) as its members’ agent. Fidelis IG Corporate Member participates in the Syndicate on the same terms as the other members managed by Hampden and supports 9.9% of the capacity of the Syndicate for the 2024 year of account and 7.4% for the 2025 year of account. For the purposes of alignment of interests with the Syndicate as required by Lloyd’s, The Fidelis Partnership also provides capital to the Syndicate for the 2024 and 2025 years of account.
Repurchase Agreement with The Fidelis Partnership
In connection with the adoption by our Board of Common Share repurchase programs, we effected certain open market and privately negotiated repurchases with certain of our shareholders, as described below.
Under the terms of the Amended and Restated Common Shareholders Agreement, upon any proposed repurchase of common shares by FIHL, if The Fidelis Partnership, acting reasonably and in good faith, determines that, as a result of such proposed repurchase it (i) would become consolidated with FIHL for accounting purposes, (ii) would hold more than 9.9% of the common shares and/or (iii) would become a controller of any of FIHL’s subsidiaries which are regulated pursuant to applicable regulatory law, in each case, as a result of such proposed repurchase, then it shall have the right, at its election, to (x) have a sufficient portion of its common shares repurchased by FIHL, on the same terms as the proposed repurchase (each such election, a “Repurchase Election”) or (y) undertake a permitted transfer in respect of a sufficient portion of its common shares. Following written notice from FIHL that the adoption of the brokered repurchase plan under the repurchase (the “Brokered Repurchase Plan”) program might result in The Fidelis Partnership holding more than 9.9% of common shares, The Fidelis Partnership has elected to exercise one or more Repurchase Elections in order to avoid circumstances where TFP HoldCo would hold more than 9.9% of common shares. Under the terms of the repurchase agreements entered into with TFP in connection with the TFP repurchase (the “TFP Repurchase Agreement”), on each day that FIHL repurchases common shares under the Brokered Repurchase Plan, it shall repurchase a certain number of common shares from TFP HoldCo at a price equal to the average price per common shares paid by FIHL on such day under the Brokered Repurchase Plan. The repurchase mechanism follows a prescribed format designed to keep The Fidelis Partnership’s ownership of FIHL to below 9.8752%.
Additionally, we have effected a privately negotiated repurchase with one of our other shareholders, Platinum Ivy, pursuant to which FIHL has agreed to repurchase 3,246,753 common shares from Platinum Ivy in an off-market, bilateral transaction (the “Platinum Ivy Repurchase”). The Platinum Ivy Repurchase triggered another Repurchase Election for TFP and consequently, the TFP Repurchase Agreement was amended to allow for a related, privately-negotiated repurchase to be effected between FIHL and The Fidelis Partnership.
As of February 28, 2025, FIHL has repurchased 577,383 common shares from The Fidelis Partnership.
C. Interests of Experts and Counsel
Not applicable.

Item 8.    Financial Information
A. Consolidated Financial Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 Financial Statements of this report.
Legal Proceedings
See Item 4.B. Business Overview “Legal Proceedings”.
Dividend Policy
On February 29, 2024, we announced the adoption of a dividend program under which FIHL intends to pay a quarterly cash dividend. The following table summarizes dividend approvals during the year end December 31, 2024:

Announcement	Declaration	Record Date	Payable On
February 29, 2024	$0.10 per share	March 15, 2024	March 29, 2024
May 8, 2024	$0.10 per share	June 14, 2024	June 28, 2024
August 14, 2024	$0.10 per share	September 16, 2024	September 30, 2024
November 4, 2024	$0.10 per share	November 29, 2024	December 20, 2024
Accordingly, during the year ended December 31, 2024, we paid quarterly cash dividends to our common shareholders for a total dividend distribution of $46.2 million.
On February 20, 2025, we announced that our Board has approved and declared a dividend of $0.10 per share, payable on March 27, 2025 to common shareholders of record on March 12, 2025.
See Item 3.D. Risk Factors “Risks Relating to the Common Shares—The declaration of any dividends on our common shares will be determined at the sole discretion of the Board and FIHL’s ability to pay dividends may be constrained by the Group’s structure, limitations on the payment of dividends which Bermuda law and regulations impose on the Group and the terms of our indebtedness.”
B. Significant Changes
Not applicable.
Item 9.    The Offer and Listing
A.Offer and Listing Details
Our common shares are listed on the NYSE under the following symbol “FIHL”.
B.Plan of Distribution
Not applicable.
C.Markets
Our common shares are listed on the NYSE under the following symbol “FIHL”.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information
A.Share Capital
Not applicable.

B.Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of our Amended and Restated Bye-Laws and a description of our Series A Preference Securities, was included in our IPO Registration Statement, which summary is incorporated herein by reference. Our Memorandum of Association and Amended and Restated Bye-Laws were filed as Exhibits 3.1 and 3.2, respectively, to the IPO Registration Statement.
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
D.Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda, each as amended, that regulate the sale of securities in Bermuda. In addition, the permission of the BMA is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities (which includes our common shares) of Bermuda companies to and/or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005 has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes, for as long as any “equity securities” of the company (which would include our common shares) are listed on an “appointed stock exchange” (which would include the NYSE). In granting the general permission, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this report.
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
Further, the 2021 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2021 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus, FIHL should not be characterized as a PFIC under current law for its current taxable year and foreseeable future years to the extent a shareholder makes an election to apply the 10% Test with respect to each non-U.S. insurance subsidiary, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIBL and therefore FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
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
Medicare Contribution Tax
A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under certain proposed United States Treasury Regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.
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
For additional information regarding taxation, see Item 3.D. Risk Factors “Risks Relating to Taxation”.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.

H.Documents on Display
The Group maintains an internet site at www.fidelisinsurance.com that contains Annual Reports on Form 20-F and Current Reports on Form 6-K filed or furnished with the U.S. Securities and Exchange Commission (“SEC”). Reports and other information we file with the SEC are also available on the internet site maintained by the SEC at www.sec.gov. Registration statements, reports and other information we file may be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549. Copies of these documents may also be requested upon payment of a duplicating fee by writing to the SEC.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
Item 11.     Quantitative and Qualitative Disclosures about Market Risk
We believe that we are principally exposed to the following types of market risk: interest rate risk, foreign currency risk and equity price risk.
Interest Rate Risk. Our investment portfolio consists primarily of fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed maturity portfolio falls, and the converse is also true.
We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. At December 31, 2024, our fixed maturity portfolio had an approximate duration of 2.8 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our fixed maturity securities, available-for-sale, and our short-term investments, available for sale, at December 31, 2024 and 2023:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,734.3	$3,684.0	$3,633.7	$3,583.4	$3,533.0
Gain/Loss	$100.6	$50.3	$—	$(50.4)	$(100.7)
Percentage of portfolio at December 31, 2024	2.8%	1.4%	—%	(1.4%)	(2.8%)

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,409.0	$3,374.9	$3,340.8	$3,306.9	$3,272.9
Gain/Loss	$68.2	$34.1	$—	$(33.9)	$(67.9)
Percentage of portfolio at December 31, 2023	2.0%	1.0%	—%	(1.0%)	(2.0%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At December 31, 2024, 98.3% of our cash and investments was held in U.S. dollars (December 31, 2023: 96.9%), with the balance of 1.7% held primarily in Canadian dollars and Euros (December 31, 2023: 3.1%). For the twelve months ended December 31, 2024, 19.4% of our gross premiums were written in currencies other than U.S. dollars (2023: 19.0%, 2022: 27.2%) and we expect that a similar proportion will be written in currencies other than U.S. dollars in 2025.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 10% in the U.S. dollar would result in additional gain or loss for the year ended December 31, 2024 of $2.8 million (December 31, 2023: $7.9 million) with an equal impact on net assets, assuming all other assumptions remain unchanged.
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

As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the year ended December 31, 2024, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized gain/(loss) of $(3.6) million (2023: $3.8 million).
Equity price risk: Our investment portfolio includes hedge funds which have exposure to equity price risk, which is the potential loss arising from decreases in fair value. At December 31, 2024, the fair value of investments with direct exposure to equity price risk totaled $178.7 million (December 31, 2023: $nil). An immediate hypothetical 10% decline in the value of each position would reduce the fair value of such investments by $17.9 million. A hypothetical 10% increase in the value of each position would increase the fair value of such investments by $17.9 million.
Item 12.     Description of Securities Other than Equity Securities

Not applicable.
PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15.     Controls and Procedures
Disclosure Controls and Procedures
The Group, under the supervision and with the participation of the Group’s management, including the Group’s Chief Executive Officer and Chief Financial Officer, has evaluated the design and operation of the Group’s disclosure controls and procedures as of December 31, 2024. Our management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of persons or by collusion of two or more people. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure requirements are met.
Based on the evaluation of the disclosure controls and procedures, the Group’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the Group’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Group were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Group’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and as contemplated by Section 404 of the Sarbanes-Oxley Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. These limitations include the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of error or mistake. Therefore, any internal control system can provide only reasonable assurance and may not prevent or detect all misstatements or omissions. In addition, our evaluation of effectiveness is as of a particular point in time and there can be no assurance that any system will succeed in achieving its goals under all future conditions or at any time.

The Group’s management has performed an assessment of the Group's internal control over financial reporting at December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (the “COSO framework”).
Based on that assessment, the Group’s management believes that, at December 31, 2024, the Group's internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations. As a result, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial reporting and the preparation of financial statements.
Attestation Report of the Registered Public Accounting Firm
The Group's independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting at December 31, 2024. This report appears below.
Changes in Internal Control Over Financial Reporting
A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.
As disclosed in our 2023 annual report on Form 20-F, in connection with our audited consolidated financial statements for the year ended December 31, 2023, we identified two material weaknesses in our internal control over financial reporting. The 2023 material weaknesses resulted from (i) the design and operating effectiveness of controls over the secondary review of the accuracy of data input in the policy administration system impacting recording of premiums and acquisition costs, and (ii) the design of controls over the completeness and accuracy of reinsurance balances recoverable and payable.
To remediate the material weaknesses described above, we implemented remedial measures that included, but were not limited to implementing additional technology solutions to replace manual processes, designing and implementing new internal controls and enhancing existing internal controls, improving segregation of duties, and engaging an outside service provider to assist with evaluating and documenting processes and controls. We have successfully completed the testing necessary to conclude that at December 31, 2024, the material weaknesses are considered remediated.
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in the COSO framework. Based upon that evaluation, and other than the changes described above, the Group’s management is not aware of any additional changes in its internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. The Group reviews its disclosure controls and procedures, including internal controls over financial reporting, on an ongoing basis.
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Fidelis Insurance Holdings Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Fidelis Insurance Holdings Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements), and our report dated March 11, 2025, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG Audit Limited
Hamilton, Bermuda
March 11, 2025
Item 16A. Audit Committee Financial Expert
The Board has determined that Mr. Adams is an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements and is an audit committee financial expert pursuant to the rules and regulations of the SEC.
Item 16B. Code of Conduct
We have adopted a Code of Ethics and Conduct (the “Code of Conduct”) that is applicable to all of our employees (including our senior managers) and our directors. The Code of Conduct is available, free of charge, on our website www.fidelisinsurance.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct applicable to any director or senior manager. The Board of Directors reviewed and re-approved the Code of Conduct in November 2024. There have been no material amendments to the policy or waivers granted since the policy was initially adopted in June 2023. See Exhibit 14.1 to this report for a copy of the Code of Conduct re-approved by the Board of Directors in November 2024.
Item 16C. Principal Accountant Fees and Services
The following table summarizes the fees for professional services rendered by KPMG Audit Limited to the Group for fiscal years ended December 31, 2024 and 2023:

	2024	2023
Audit Fees(1)	$6.8	$5.8
Audit-Related Fees(2)	—	0.5
Total Fees	$6.8	$6.3
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
The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and management to report actual fees compared to the budget. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those circumstances, the Chair of the Audit Committee has been delegated the Authority to pre-approve such services, and must report those fees to the Audit Committee at its next scheduled meeting. For the years ended December 31, 2024 and 2023, 100% of the audit fees and audit-related fees were pre-approved.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out repurchases of common shares during the year ended December 31, 2024.

Period	(a) Total number of shares purchased (1)	(b) average price paid per share (2)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum value of shares that may yet be purchased under the plans or programs (3) (in millions)
January 1 - 31, 2024	243,871	$12.10	243,871	$47.1
February 1 - 29, 2024	—	—	—	47.1
March 1 - 31, 2024	113,731	17.84	113,731	45.0
April 1 -30, 2024	431,965	18.50	431,965	37.0
May 1 - 31, 2024	673,513	18.36	673,513	24.7
June 1 - 30, 2024	826,940	16.12	826,940	12.3
July 1 - 31, 2024	658,656	16.70	658,656	1.3
August 1 - 30, 2024	111	18.02	111	200.4
September 1 - 30, 2024	3,621,216	15.41	3,621,216	144.6
October 1 - 31, 2024	—	—	—	144.6
November 1 - 30, 2024	—	—	—	144.6
December 1 - 31, 2024	—	—	—	$144.6
Total	6,570,003	$16.06	6,570,003
__________________
(1)    Includes shares repurchased pursuant to open market transactions and privately negotiated transactions.
(2)    Including commissions.
(3)    On December 21, 2023 and on August 14, 2024, the Board of Directors approved the adoption of common share repurchase programs of up to $50.0 million and up to $200.0 million, respectively, of Fidelis’ outstanding common shares, utilizing a variety of methods, including open market purchases, accelerated share repurchases and privately negotiated transactions.
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
Because FIHL is a foreign private issuer, its directors and senior management will not be subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. All shareholders, however, will be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted an insider trading policy to establish a framework governing the trading of FIHL’s securities or securities of certain other publicly traded companies by all our employees and directors while such persons may be in possession of material non-public information. The policy applies to all decisions to purchase, sell, give away or otherwise trade (“Transact”) in FIHL’s or certain other companies’ securities, including common shares, restricted stock units and any other securities that those companies may issue, such as preferred shares, notes, bonds and convertible securities, as well as to derivative securities relating to any of those securities (collectively, “Covered Securities”). Persons covered by this policy include all members of the Board, Board observers, senior managers, employees, contractors, consultants, and advisors who receive, in the course of their service to the Group, any material non-public information about the Group (each an “Associate”), as well as their family members who reside with them, anyone who lives in the same household and other persons with whom a close relationship of trust is maintained (together with an Associate, each a “Covered Person”).
The insider trading policy establishes guidelines and procedures for the following:
1. Trading Restrictions: No Covered Person can Transact in any Covered Securities while possessing material non-public information about FIHL or the Group. Covered Persons who may be in possession of such information must first consult with, and obtain the advance approval of, the Group Chief Legal Officer or Group Chief Compliance Officer (or their respective designees) before Transacting.
2. Open Trading Window: The insider trading policy establishes that Covered Persons are only permitted to Transact in Covered Securities when no blackout period is in effect (i.e., during the period beginning on the second full trading day following the date FIHL’s financial results are publicly disclosed and the related SEC filing is made and ending at the close of the market two weeks before the end of each fiscal quarter). However, even during a trading window, (i) a Covered Person who is in possession of any material non-public information should not trade in Covered Securities until the information has been made publicly available or is no longer material; and (ii) all Covered Persons must refrain from Transacting without first pre-clearing all Transactions in Covered Securities.
3. No Tipping: No Covered Person who knows of any material non-public information about FIHL or the Group may communicate that information to any other person, including family members and friends, or otherwise disclose such information without FIHL’s authorization.
4. Prohibited Transactions: Covered Persons and entities over which such Covered Person exercises control are prohibited from engaging in the following transactions in Covered Securities unless advance approval is obtained from our Group Chief Legal Officer and Group Chief Compliance Officer: (i) Short-term trading – Associates who purchase FIHL securities may not sell any FIHL securities of the same class for at least six months after the purchase; (ii) Short Sales – Covered Persons may not sell FIHL securities short; (iii) Options trading – Covered Persons may not buy or sell puts or calls or other derivative securities on FIHL securities; (iv) Trading on margin or pledging – Covered Persons may not hold FIHL securities in a margin account or pledge FIHL securities as collateral for a loan; and (v) Hedging – Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to FIHL securities.
We are committed to maintaining the highest standards of ethical conduct and have implemented the insider trading policy and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.
A copy of the insider trading policy has been filed with the SEC as Exhibit 19.1 to this report, incorporated by reference to Exhibit 19.1 of our Annual Report on Form 20-F filed with the SEC on March 15, 2024.
Item 16K. Cybersecurity
Risk Management and Strategy
Pursuant to applicable regulations, we have established and maintain a formal cybersecurity program to protect our information technology systems and customer data. This program is designed to comply with applicable regulatory requirements, incorporate industry standards, and to evolve with the changing security threat environment through ongoing assessment and measurement. To that end, we have in place, and seek to improve, a comprehensive system of security controls, managed by a dedicated staff, and overseen by our Group Chief Information Security Officer and Chief Technology Officer (the “Group CISO & CTO”), to protect against or otherwise minimize cybersecurity risks. Such risks, including those posed by cyber incidents, form part of our enterprise risk management processes, and we continue to evaluate and assess our compliance in the changing regulatory environment.
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
We have implemented incident response and business continuity plans for our operations, which are regularly reviewed with respect to our business-critical infrastructure and systems. We employ data backup procedures to ensure that our key business systems and data are regularly backed up, and can be restored if necessary. Moreover, our backup information is stored remotely from sites hosting our data, in order to minimize the risk of loss of key data in the event of a disaster or other system outage. Our recovery plans involve arrangements with our off-site data center and cloud infrastructure. We believe the IT function will be able to utilize these plans to efficiently recover key system functionality in the event that our primary systems are unavailable due to various scenarios, such as natural disasters.
Like other businesses, the Group has previously experienced attempts by cyber-criminals to infiltrate its IT infrastructure; however, the Group has not been impacted by any material cybersecurity incidents, and it believes it has taken, and is taking, reasonable steps to mitigate the risk of future cyberattacks. To that end, the Group continues to adapt its cybersecurity training in response to evolving cyber threats and continually improves its technical and administrative security controls. However, there can be no guarantee that these steps will in fact prevent a future cyberattack against the Group. Any failure in our security controls may expose the Group to potential data loss and damages and potentially significant increases in compliance and litigation costs, and such exposure could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations, and reputation. See Item 3.D. Risk Factors “Risk Relating to the Group’s Reliance on Third Parties in the Operation of its Business — The Group is reliant on third-party service providers and their IT systems, and their failure could lead to an interruption in the Group’s business activities, which could have a material adverse effect on the Group’s business.”
Governance
Our Board of Directors, along with the Risk Committee and Audit Committee, oversee our information security program, receiving periodic updates throughout the year on cybersecurity matters from relevant management and audit functions, with these updates being part of their standing agendas. A report on the state of the Group’s IT is presented to the Board every quarter. These reports also contain updates on our IT strategy, including information security strategies and initiatives, event preparedness and incremental improvement efforts. The Group CISO & CTO is expected to provide an annual briefing on the topic of cybersecurity risk management to the Board.
The Group CISO & CTO is an established information security professional with more than ten years of experience in building and operating information security programs. Our Group CISO & CTO holds the Certified Information Systems Security Professional (CISSP) and ISO 27001 Lead Implementer certifications, and he has managed the global cybersecurity functions of two prominent law firms with active mergers and acquisitions (M&A) practices that necessitated the operation of rigorous information and cybersecurity programs.
PART III
Item 17. Financial Statements
Refer to Item 18 Financial Statements.

Item 18. FINANCIAL STATEMENTS
FIDELIS INSURANCE HOLDINGS LIMITED
Schedules other than those listed above are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Fidelis Insurance Holdings Limited:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Fidelis Insurance Holdings Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2025, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimate of reserves for losses and loss adjustment expenses
As discussed in notes 2 and 10 to the consolidated financial statements, the Company records reserves for unpaid reported losses and for losses incurred but not reported (reserves). The Company estimates ultimate losses using various actuarial methods as well as the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. Inherent in the estimate of reserves are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled. To estimate reserves for catastrophe and large losses, the Company conducts a detailed review of policies that have known or potential exposure to specific loss events. As of December 31, 2024, the Company recorded $3,134.3 million of reserves for losses and loss adjustment expenses.
We identified the evaluation of the estimates of reserves as a critical audit matter. Specifically, subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the methods and actuarial assumptions used in estimating reserves. Key assumptions included the expected loss ratios, weighting of actuarial methods, and loss development factors. Further, not all catastrophic events and other large losses can be modeled using traditional actuarial methodologies, which increased the degree of judgment needed in estimating loss reserves for such events.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s loss reserve process. This includes controls over the key assumptions and the determination of loss reserves, including reserves for catastrophe and large losses. We involved actuarial professionals with specialized skills and knowledge, who assisted in:
•assessing the Company’s actuarial methodologies used in estimating reserves by comparing to generally accepted actuarial practices and evaluating the Company’s actuarial assumptions for the expected loss ratios, weighting of actuarial methods, and loss development factors. For a selection of catastrophes and other large losses, this included comparing to industry loss estimates, the Company’s own loss experience and output from catastrophe and probabilistic models.
•developing an independent range of estimated reserves for selected lines of business and comparing to the Company’s estimate of reserves.

/s/ KPMG Audit Limited

Hamilton, Bermuda
March 11, 2025

We have served as the Company’s auditor since 2015.

FIDELIS INSURANCE HOLDINGS LIMITED (“FIHL”)
Consolidated Balance Sheets
At December 31, 2024 and 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,403.8, 2023: $3,271.4 (net of allowance for credit losses of $5.9, 2023: $1.3))	$3,411.6	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $221.9, 2023: $49.0 (net of allowance for credit losses of $nil, 2023: $nil))	222.1	49.0
Other investments, at fair value (amortized cost: $200.1, 2023: $50.8)	201.0	47.5
Total investments	3,834.7	3,341.4
Cash and cash equivalents	743.0	712.4
Restricted cash and cash equivalents	203.6	251.7
Accrued investment income	35.3	27.2
Premiums and other receivables (net of allowance for credit losses of $11.8, 2023: $17.3)	2,729.4	2,209.3
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2023: $nil)	208.9	173.3
Deferred reinsurance premiums	1,422.2	1,061.4
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.2, 2023: $nil)	278.4	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.8, 2023: $1.3)	1,255.6	1,108.6
Deferred policy acquisition costs (includes deferred The Fidelis Partnership commissions of $200.2, 2023: $164.1)	877.9	786.6
Other assets	176.9	173.5
Total assets	$11,765.9	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$3,134.3	$2,448.9
Unearned premiums	3,651.5	3,149.5
Reinsurance balances payable	1,540.6	1,071.5
Amounts due to The Fidelis Partnership	385.8	334.5
Long term debt	448.9	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	98.0	67.3
Total liabilities	9,317.5	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 111,730,209, 2023: 117,914,754)	1.2	1.2
Common shares held in treasury, at cost (shares held: 6,570,003, 2023: nil)	(105.5)	—
Additional paid-in capital	2,044.6	2,039.0
Accumulated other comprehensive income/(loss)	4.5	(27.0)
Retained earnings	503.6	436.6
Total shareholders' equity	2,448.4	2,449.8
Total liabilities and shareholders' equity	$11,765.9	$10,028.1
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	2024	2023	2022
Revenues
Gross premiums written	$4,403.1	$3,579.0	$3,018.1
Reinsurance premiums ceded	(2,008.5)	(1,442.4)	(1,159.7)
Net premiums written	2,394.6	2,136.6	1,858.4
Change in net unearned premiums	(136.5)	(304.0)	(357.9)
Net premiums earned	2,258.1	1,832.6	1,500.5
Net investment income	190.5	119.5	40.7
Net realized and unrealized investment gains/(losses)	(28.6)	4.9	(33.7)
Other income	—	0.1	1.9
Total revenues before net gain on distribution of The Fidelis Partnership	2,420.0	1,957.1	1,509.4
Net gain on distribution of The Fidelis Partnership	—	1,639.1	—
Total revenues	2,420.0	3,596.2	1,509.4

Expenses
Losses and loss adjustment expenses	1,155.8	698.8	830.2
Policy acquisition expenses (includes The Fidelis Partnership commissions of $311.1 (2023: $225.3 and 2022: $nil))	999.7	723.8	384.4
General and administrative expenses	94.3	82.7	165.5
Corporate and other expenses	1.6	4.1	20.5
Net foreign exchange (gains)/losses	(1.6)	4.1	(6.8)
Financing costs	33.8	35.5	35.5
Total expenses	2,283.6	1,549.0	1,429.3

Income before income taxes	136.4	2,047.2	80.1
Income tax (expense)/benefit	(23.1)	85.3	(17.8)
Net income	113.3	2,132.5	62.3

Net income attributable to non-controlling interests	—	—	(9.7)
Net income available to common shareholders	$113.3	$2,132.5	$52.6

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$9.6	$81.7	$(99.0)
Reclassification of net realized losses recognized in net income	24.7	0.7	2.5
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(2.8)	(9.7)	8.1
Currency translation adjustments	—	—	(1.1)
Total other comprehensive income/(loss)	31.5	72.7	(89.5)

Comprehensive income/(loss) attributable to common shareholders	$144.8	$2,205.2	$(36.9)

Per share data
Earnings per common share
Earnings per common share	$0.98	$18.65	$0.27
Earnings per diluted common share	$0.98	$18.65	$0.26
Weighted average common shares outstanding	115,218,380	114,313,971	194,290,180
Weighted average diluted common shares outstanding	115,627,181	114,324,683	199,323,854
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	2024	2023	2022
Common shares
Balance - beginning of year	$1.2	$1.9	$1.9
Issue of common shares	—	0.2	—
Shares cancelled upon distribution of The Fidelis Partnership	—	(0.9)	—
Balance - end of year	1.2	1.2	1.9

Common shares held in treasury, at cost
Balance - beginning of year	—	—	—
Repurchase of common shares	(105.5)	—	—
Balance - end of year	(105.5)	—	—

Additional paid-in capital
Balance - beginning of year	2,039.0	2,075.2	2,075.4
Share compensation expense	7.8	27.6	10.8
Shares withheld for employee taxes on restricted share unit vesting	(2.2)	(50.6)	—
Issue of common shares, net of issuance costs	—	89.3	—
Cumulative dividends on warrants	—	(34.1)	—
Distribution of The Fidelis Partnership net assets to shareholders	—	(68.4)	—
Purchase of non-controlling interest	—	—	(11.0)
Balance - end of year	2,044.6	2,039.0	2,075.2

Accumulated other comprehensive income/(loss), net of tax
Unrealized gains/(losses) on available-for-sale securities, net of tax
Balance - beginning of year	(27.0)	(99.7)	(11.3)
Unrealized gains/(losses) arising during the year, net of reclassification adjustment	31.5	72.7	(88.4)
Balance – end of year	4.5	(27.0)	(99.7)
Currency translation reserve
Balance - beginning of year	—	(1.1)	—
Movement during the year	—	1.1	(1.1)
Balance - end of year	—	—	(1.1)
Balance - end of year	4.5	(27.0)	(100.8)

Retained earnings
Balance – beginning of year	436.6	0.5	(52.1)
Net income available to common shareholders	113.3	2,132.5	52.6
Cash dividends declared	(46.3)	—	—
Net fair value of The Fidelis Partnership distributed to shareholders	—	(1,696.4)	—
Balance - end of year	503.6	436.6	0.5

Total shareholders' equity attributable to common shareholders	2,448.4	2,449.8	1,976.8

Non-controlling interests
Balance – beginning of the year	—	10.3	5.2
Distribution of The Fidelis Partnership	—	(10.3)	—
Net profit attributable to non-controlling interests	—	—	9.7
Dividends paid to non-controlling interest	—	—	(3.9)
Non-controlling interest arising from acquisition of a subsidiary	—	—	(0.7)
Balance – end of year	—	—	10.3

Total shareholders' equity including non-controlling interests	$2,448.4	$2,449.8	$1,987.1
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	2024	2023	2022
Operating activities
Net income	$113.3	$2,132.5	$62.3
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of The Fidelis Partnership	—	(1,707.1)	—
Share compensation expense	7.8	27.6	10.8
Accretion, amortization and depreciation	(14.0)	0.3	3.9
Net realized and unrealized (gain)/loss on investments	28.6	(8.6)	26.3
Deferred tax expense/(benefit)	9.8	(86.5)	(10.4)
Net changes in assets and liabilities:
Accrued investment income	(8.1)	(16.3)	1.2
Premiums and other receivables	(572.7)	(321.3)	(342.0)
Amounts due from The Fidelis Partnership	(37.6)	(176.2)	—
Deferred reinsurance premiums	(360.8)	(237.7)	(147.0)
Reinsurance balances recoverable on paid losses	(103.1)	(22.5)	89.5
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	(168.5)	(125.5)	(195.5)
Deferred policy acquisition costs	(91.3)	(270.6)	(112.5)
Other assets	(10.9)	34.6	(3.0)
Reserves for losses and loss adjustment expenses	728.0	383.9	695.3
Unearned premiums	502.0	530.9	504.9
Reinsurance balances payable	507.8	7.1	134.3
Amounts due to The Fidelis Partnership	56.8	334.0	—
Other liabilities	31.1	16.6	23.3
Net cash provided by operating activities	618.2	495.2	741.4
Investing activities
Purchase of available-for-sale securities	(2,322.7)	(2,241.6)	(1,595.8)
Proceeds from maturities of available-for-sale securities	796.5	1,327.1	1,490.3
Proceeds from sales of available-for-sale securities	1,207.7	10.8	188.5
Purchase of other investments	(200.0)	—	(100.0)
Proceeds from sale of other investments	47.3	75.2	223.9
Proceeds from the sale of investments, trading	—	—	27.8
Purchase of fixed assets	(4.6)	(6.4)	(18.8)
Net cash provided by/(used in) investing activities	(475.8)	(834.9)	215.9
Financing activities
Dividends on common shares	(46.2)	—	(0.5)
Repurchase of common shares	(105.5)	—	—
Tax paid on withholding shares	(2.2)	(50.6)	—
Proceeds from issuance of common stock, net of issuance costs	—	89.4	—
Non-controlling interest share transactions	—	(6.1)	(15.7)
Net cash used in disposal of subsidiary	—	(105.5)	—
Cumulative dividends on warrants	—	(34.1)	—
Net cash used in financing activities	(153.9)	(106.9)	(16.2)

Effect of exchange rate changes on foreign currency cash	(6.0)	2.8	(9.2)
Net increase/(decrease) in cash, restricted cash, and cash equivalents	(17.5)	(443.8)	931.9
Cash, restricted cash, and cash equivalents, beginning of year	964.1	1,407.9	476.0
Cash, restricted cash, and cash equivalents, end of year	$946.6	$964.1	$1,407.9

Supplemental disclosure of cash flow information:
Net cash paid during the year for income taxes	$5.6	$14.7	$11.9
Cash paid during the year for interest	$29.6	$29.7	$29.6
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group is a global specialty underwriter of insurance and reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”) is a Class 4 Bermuda domiciled company which writes most of the Group’s reinsurance business, as well as writing insurance. FIBL is regulated by the Bermuda Monetary Authority.
•Fidelis Underwriting Limited (“FUL”) is a U.K. domiciled company which principally writes insurance, as well as reinsurance. FUL is regulated by the Prudential Regulation Authority ("PRA") and the Financial Conduct Authority (“FCA”).
•Fidelis Insurance Ireland DAC (“FIID”) is a Republic of Ireland domiciled company that writes insurance and reinsurance within the European Economic Area. FIID is regulated by the Central Bank of Ireland (“CBI”).
•FIHL (UK) Services Limited (“FSL”) is a U.K. service company that also has a branch in Ireland.
On January 3, 2023, the Group completed a series of transactions pursuant to which (i) it distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“The Fidelis Partnership” or “TFP”, formerly known as “Fidelis MGU”) and (ii) The Fidelis Partnership was acquired by a consortium of investors (together known as the “Separation Transactions”). FML was previously the service company for the U.K. and Ireland operations of the Group and is now the service company for The Fidelis Partnership. Pine Walk held the Group’s investments in eight managing general agents (“MGAs”).
The financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated from January 3, 2023.
Through various long-term contractual agreements, effective from January 1, 2023 The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering outwards reinsurance, support with business planning, capital management, insurance contract accounting and information technology.
Further information can be found at Note 3 (Separation Transactions) and Note 14 (Related Party Transactions).
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
On May 22, 2024, the Group established a Lloyd’s corporate member, Nameco (No. 1404) Limited (the “Fidelis IG Corporate Member”), a wholly owned subsidiary of FIBL, to facilitate its participation (9.9% for the 2024 year of account) in Syndicate 3123’s underwriting activity commencing July 1, 2024.
2.          Significant Accounting Policies
Basis of presentation
The accompanying consolidated financial statements include the results of FIHL and its subsidiaries and have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the results of Fidelis Insurance Holdings Limited and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Use of estimates, risks and uncertainties
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates reflected in the financial statements include:
•Written and earned premiums;
•Reserves for losses and loss adjustment expenses;
•Reinsurance balance recoverable on reserves for losses and loss adjustment expenses;
•Fair value measurements of fixed maturity investments, available-for-sale; and
•Deferred tax assets, valuation allowances and unrecognized tax benefits.
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
Investments with a maturity from three months up to one year from date of purchase are classified as short-term investments.
For all fixed maturity securities, realized gains or losses are determined on the basis of the first-in, first-out method. Realized gains and losses on fixed maturity securities include allowances for expected credit losses. This allowance represents the difference between the security’s amortized cost and the amount expected to be collected over the security’s lifetime.
Unrealized gains and losses represent the difference between the cost, or the cost as adjusted by amortization of any difference between its cost and its redemption value (“amortized cost”), of the security and its fair value at the reporting date and are included within other comprehensive income for securities classified as available-for-sale.
The Group’s other investments consist of a portfolio of hedge funds that is valued at fair value using net asset value per share as a practical expedient. These funds are not reflected within the fair value hierarchy disclosed in Note 6 (Fair Value Measurements). Prior to December 31, 2024, the Group also held an investment in the Wellington Opportunistic Fixed-Income Undertakings for the Collective Investment in Transferable Securities Fund that was carried at fair value. Realized and unrealized gains on other investments are included in net realized and unrealized investment gains and losses on the Consolidated Statements of Income.
Investment transactions are recorded on a trade date basis. Investments pending settlement include receivables and payables from unsettled trades with brokers. Receivables and payables from unsettled trades are carried at fair value based on quoted prices in active markets for identical assets or derived based on inputs that are observable. Receivables and payables from unsettled trades are classified within other assets and other liabilities, respectively, on the Consolidated Balance Sheets.
Net investment income
Net investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Group by the issuer of fixed income securities and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment management, custody, and investment administration fees are charged against net investment income reported in the Consolidated Statements of Income.
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
The Group may enter into derivative transactions to manage foreign currency exchange risk, interest rate or duration risk, or other exposure risks. The Group also sometimes enters catastrophe swap derivatives to manage its exposure to catastrophe events. Derivative transactions typically include futures, options, swaps and forwards. Derivative assets represent financial contracts whereby, based upon the contract’s current fair value, the Group will be entitled to receive payments upon settlement. Derivative liabilities represent financial contracts whereby, based upon the contract’s current fair value, the Group will be obligated to make payments upon settlement.
The Group manages foreign currency exposure by substantively balancing assets with liabilities for certain major non-U.S. dollar currencies, or by entering into currency forward contracts. However, there is no guarantee that this will effectively mitigate exposure to foreign exchange gains and losses.
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
The Group monitors the credit risk associated with premiums receivable, taking into consideration the fact that in certain instances credit risk may be reduced by the Group’s right to offset loss obligations against premiums receivable, and contracts are generally cancellable for non-payment. The Group establishes an allowance for expected credit losses based upon an aged analysis of amounts due, historical write-offs, current economic conditions and expectations of future economic conditions. Further details are set out at Note 11 (Reinsurance and Retrocessional Reinsurance). Changes in the estimate of (re)insurance premiums written will also result in an adjustment to premiums receivable in the period they are determined.
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

Commissions on ceded business are deferred and amortized over the period in which the related ceded premium is recognized. The deferred balance is recorded within deferred policy acquisition costs on the Consolidated Balance Sheets and the amortization is recognized within policy acquisition expenses in the Consolidated Statements of Income.
Losses and loss adjustment expenses
The liability for losses and loss adjustment expenses includes reserves for unpaid reported losses and for losses incurred but not reported (“IBNR”). These estimates are reported net of amounts estimated to be recoverable from salvage, subrogation and other recoveries. The reserve for losses and loss adjustment expenses is established by management based on reports from insureds, brokers, and ceding companies and the application of generally accepted actuarial techniques, including the output from catastrophe and probabilistic models, and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by the Group as incurred.
The Group estimates ultimate losses using various actuarial methods as well as the Group’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. The estimated cost of claims includes expenses to be incurred in settling claims.
The estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgments, as described in Note 10 (Reserves for Losses and Loss Adjustment Expenses). Ultimate losses and loss adjustment expenses may differ materially from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.
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
An allowance is established for credit losses expected to be incurred over the life of the reinsurance recoverable, which is recorded net of this allowance. To determine the allowance for expected credit losses, the probability of default is calculated based on the reinsurer credit ratings and default factors developed by a major rating agency. The allowance is charged to net income in the period the recoverable is recorded and revised in subsequent periods to reflect changes in the Group’s estimate of expected credit losses. Further details are set out at Note 11 (Reinsurance and Retrocessional Reinsurance).
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
The unwinding of the discount is recognized in general and administrative expenses. The operating right-of-use asset is amortized straight line over the term of the lease and recognized in general and administrative expenses in the Consolidated Statements of Income.
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
Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax law or rates is recognized in income tax expense in the Consolidated Statements of Income in the period that includes the enactment date.
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
Share compensation
The Group issues share-based compensation awards to employees with: (i) a service condition (ii) a service and performance condition, and (iii) a market condition. The fair value of all awards is measured at the grant date, and the awards expensed ratably over the service period. Forfeitures are recognized as they occur.
Share-based compensation awards that contain only service conditions, and awards that contain both service and performance conditions, are all valued using the market value of the FIHL common shares. For awards that contain both a service and performance condition, the Group recognizes compensation expense only for the portion of the award that is considered probable of vesting. The probability of share-based awards vesting is evaluated at each reporting period.
For awards with a market condition, they are valued using Monte Carlo simulation with inputs that include the grant date share price, estimated volatility, and risk-free interest rates.
Prior to January 3, 2023 the Group issued warrants to purchase common shares. The warrants contained a combination of service and performance conditions and were valued at the grant date using the Black-Scholes option-pricing model. Share compensation expense for warrants considered probable of vesting was expensed over the vesting period on a graded vesting basis.
Foreign exchange
The functional currency of the Group and its subsidiaries is U.S. dollar. Transactions in foreign currencies are translated in U.S. dollars at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rates in effect at the reporting date. Foreign exchange gains and losses are included in the Consolidated Statements of Income. Non-monetary assets and liabilities are remeasured to the functional currency at historic exchange rates.
Prior to the Separation Transactions, certain subsidiaries had a non-U.S. dollar functional currency. In translating the financial results of those entities whose functional currency was other than the U.S. Dollar reporting currency, assets and liabilities were converted into U.S. Dollars using the rates of exchange in effect at the reporting date, and revenues and expenses were converted using the average foreign exchange rates for the period. The effect of translation adjustments was reported in the Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity as a foreign currency translation adjustment, a separate component of Accumulated Other Comprehensive Income.
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
Reclassification
Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no impact on the previously reported net income or shareholders’ equity.
Recent accounting pronouncements
Accounting standards recently adopted
The Group adopted ASU 2023-07 “Segment Reporting—Improvements to Reportable Segment Disclosures” in the year ended December 31, 2024. This ASU requires incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The purpose of the new guidance is to provide financial statement users with more disaggregated expense information about the reportable segments. The ASU impacted our disclosures in Note 4 (Segments), but had no impact on our results of operations, cash flows, and financial condition.
Accounting standards not yet adopted
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 “Improvements to Income Tax Disclosures”. This guidance is intended to improve the transparency of income tax disclosures by requiring consistent categories and disaggregation of information in the effective income tax rate reconciliation and income taxes paid disclosures by jurisdiction. The guidance also includes other amendments to improve the effectiveness of income tax disclosures by removing certain previously required disclosures. The guidance is effective for 2025 annual reporting. Early adoption is permitted. The Group is currently evaluating the impact of adoption on the disclosures within its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03 "Disaggregation of Income Statement Expenses," which requires entities to disaggregate certain income statement expenses into more detailed components to enhance transparency and usefulness of financial information. This ASU mandates the separate disclosure of specific expense categories, such as employee compensation, depreciation, and amortization in the footnotes. The effective date for ASU 2024-03 is for fiscal years beginning after December 15, 2026, with early adoption permitted. The Group is currently evaluating the impact of adoption on the disclosures within its consolidated financial statements.
3.          Separation Transactions
On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and its investments in the MGAs, together with FML, were distributed to shareholders to form a new managing general underwriting business, The Fidelis Partnership and (ii) The Fidelis Partnership was acquired by a consortium of investors. Following the consummation of the Separation Transactions, The Fidelis Partnership acquired 9.9% of the common shares in the Group.
The Separation Transactions resulted in certain shareholders receiving cash in lieu of their interest in The Fidelis Partnership. As a result, the distribution of The Fidelis Partnership was recorded at its fair value of $1,775.0 million. The fair value was determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification 820 – Fair Value Measurements (“ASC 820”). We obtained the services of a third-party independent valuation expert in arriving at that determination of fair value. ASC 820 explains the concept of fair value for financial reporting. Under ASC 820, fair value is a market-based measurement, not an entity specific measurement. The objective of ASC 820 is to estimate the price at which an orderly transaction to sell the asset would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant).
When a price for an identical asset is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.
For purposes of the valuation of The Fidelis Partnership, we used an income approach using a discounted cash flow methodology, and a market approach using comparable listed trading and precedent transaction multiples. These approaches generated a range of values for The Fidelis Partnership of $1.7 billion to $1.9 billion. The determined fair value for The Fidelis Partnership of $1,775.0 million was based on the price of the most recent transactions in The Fidelis Partnership shares, and close to the mid-point of the valuation range. On January 3, 2023, following the distribution of The Fidelis Partnership to shareholders of the Group, certain shareholders sold their shares, and certain third parties purchased shares, in The Fidelis Partnership at a price per share determined using a fair value of $1,775.0 million.
Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested Restricted Share Units (“RSUs”). This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million in the year ended December 31, 2023. The RSUs and warrants (refer to Note 18 (Share Compensation and Employee Benefit Plans) for additional detail) were exercised on the date of the Separation Transactions, resulting in the issuance of 13,553,681 common shares. The RSUs were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.
The distribution of The Fidelis Partnership to shareholders of the Group resulted in the deconsolidation of net assets of $67.9 million, and the cancellation of 97,327,049 common shares in the Group. Following the Separation Transactions there were 110,771,897 common shares issued and outstanding. The distribution resulted in the elimination of the Group’s non-controlling interests, all of which related to the subsidiaries of Pine Walk.

In connection with the successful consummation of the Separation Transactions, the Group incurred professional fees of $28.6 million during the year ended December 31, 2023.
The net gain on distribution of The Fidelis Partnership of $1,639.1 million has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. Within operating activities on the Consolidated Statements of Cash Flows, the revaluation of The Fidelis Partnership of $1,707.1 million, being the fair value of The Fidelis Partnership of $1,775.0 million less the net assets of $67.9 million, is shown as a non-cash adjustment to reconcile net income to net cash provided by operating activities.
On January 3, 2023, the financial statements of Pine Walk, the eight MGAs and FML have been deconsolidated and the non-controlling interests were disposed upon consummation of the Separation Transactions.
4.           Segments
The chief operating decision maker (“CODM”) has been determined to be the Group Chief Executive Officer.
Prior to the fourth quarter of 2024, we reported our results across three operating segments (Specialty, Bespoke and Reinsurance), organized on the basis of insurance and reinsurance lines of business. In the fourth quarter of 2024, our CODM’s view of the business, how resources are allocated, and performance is assessed was amended so that the Bespoke segment was incorporated into the Specialty segment. The Bespoke segment comprised a portfolio of customized risk solutions for clients, including Credit & Political Risk and other risk transfer opportunities. The Specialty segment was subsequently renamed as the Insurance segment. The prior years’ presentation has been reclassified to conform to the new structure.
Our two reportable segments are defined as follows:
•The Insurance segment comprises a specialized portfolio of risks that includes Property, Marine, Asset Backed Finance & Portfolio Credit, Aviation and Aerospace, Political Risk, Violence & Terror, Energy, Cyber, and Other Insurance risks.
•The Reinsurance segment is primarily a residential property catastrophe book, which includes Property and Retro & Whole Account reinsurance.
The Group also has an “Other” category that includes general and administrative expenses and The Fidelis Partnership commissions.
The CODM and management measure segment performance based on segment underwriting income. Segment underwriting income is used in (i) the annual budgeting and forecasting process, (ii) quarterly comparisons of budget to actual, (iii) quarterly comparisons of actual to prior year, and (iv) comparison of performance across segments.
The accounting policies of the segments are the same as those described in Note 2 (Significant Accounting Policies). Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. The Fidelis Partnership commissions (see Note 14 (Related Party Transactions)) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.

The following tables summarize the Group's segment disclosures:

	2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,538.5	$864.6	$—	$4,403.1
Net premiums written	2,050.4	344.2	—	2,394.6
Net premiums earned	1,902.4	355.7	—	2,258.1
Losses and loss adjustment expenses	(1,101.5)	(54.3)	—	(1,155.8)
Policy acquisition expenses	(604.6)	(84.0)	(311.1)	(999.7)
General and administrative expenses	—	—	(94.3)	(94.3)
Underwriting income	196.3	217.4		8.3
Net investment income				190.5
Net realized and unrealized investment losses				(28.6)
Corporate and other expenses				(1.6)
Net foreign exchange gains				1.6
Financing costs				(33.8)
Income before income taxes				136.4
Income tax expense				(23.1)
Net income				$113.3

Losses and loss adjustment expenses incurred - current year	(916.9)	(114.3)		$(1,031.2)
Losses and loss adjustment expenses incurred - prior accident years	(184.6)	60.0		(124.6)
Losses and loss adjustment expenses incurred - total	$(1,101.5)	$(54.3)		$(1,155.8)

Underwriting Ratios(1)
Loss ratio - current year	48.2%	32.2%		45.7%
Loss ratio - prior accident years	9.7%	(16.9%)		5.5%
Loss ratio - total	57.9%	15.3%		51.2%
Policy acquisition expense ratio	31.8%	23.6%		30.5%
Underwriting ratio	89.7%	38.9%		81.7%
The Fidelis Partnership commissions ratio				13.8%
General & administrative expense ratio				4.2%
Combined ratio				99.7%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2023
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,960.4	$618.6	$—	$3,579.0
Net premiums written	1,880.5	256.1	—	2,136.6
Net premiums earned	1,577.0	255.6	—	1,832.6
Losses and loss adjustment expenses	(675.1)	(23.7)	—	(698.8)
Policy acquisition expenses	(429.1)	(69.4)	(225.3)	(723.8)
General and administrative expenses	—	—	(82.7)	(82.7)
Underwriting income	472.8	162.5		327.3
Net investment income				119.5
Net realized and unrealized investment gains				4.9
Other income				0.1
Net gain on distribution of The Fidelis Partnership				1,639.1
Corporate and other expenses				(4.1)
Net foreign exchange losses				(4.1)
Financing costs				(35.5)
Income before income taxes				2,047.2
Income tax benefit				85.3
Net income				$2,132.5

Losses and loss adjustment expenses incurred - current year	(669.5)	(92.2)		$(761.7)
Losses and loss adjustment expenses incurred - prior accident years	(5.6)	68.5		62.9
Losses and loss adjustment expenses incurred - total	$(675.1)	$(23.7)		$(698.8)

Underwriting Ratios(1)
Loss ratio - current year	42.4%	36.1%		41.5%
Loss ratio - prior accident years	0.4%	(26.8%)		(3.4%)
Loss ratio - total	42.8%	9.3%		38.1%
Policy acquisition expense ratio	27.2%	27.2%		27.2%
Underwriting ratio	70.0%	36.5%		65.3%
The Fidelis Partnership commissions ratio				12.3%
General & administrative expense ratio				4.5%
Combined ratio				82.1%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2022
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,413.0	$605.1	$—	$3,018.1
Net premiums written	1,625.4	233.0	—	1,858.4
Net premiums earned	1,230.6	269.9	—	1,500.5
Losses and loss adjustment expenses	(627.8)	(202.4)	—	(830.2)
Policy acquisition expenses	(324.0)	(60.4)	—	(384.4)
General and administrative expenses	—	—	(165.5)	(165.5)
Underwriting income	278.8	7.1		120.4
Net investment income				40.7
Net realized and unrealized investment losses				(33.7)
Other income				1.9
Corporate and other expenses				(20.5)
Net foreign exchange gains				6.8
Financing costs				(35.5)
Income before income taxes				80.1
Income tax expense				(17.8)
Net income				62.3
Net income attributable to non-controlling interests				(9.7)
Net income available to common shareholders				$52.6

Losses and loss adjustment expenses incurred - current year	(667.4)	(184.9)		$(852.3)
Losses and loss adjustment expenses incurred - prior accident years	39.6	(17.5)		22.1
Losses and loss adjustment expenses incurred - total	$(627.8)	$(202.4)		$(830.2)

Underwriting Ratios(1)
Loss ratio - current year	54.2%	68.5%		56.8%
Loss ratio - prior accident years	(3.2%)	6.5%		(1.5%)
Loss ratio - total	51.0%	75.0%		55.3%
Policy acquisition expense ratio	26.3%	22.4%		25.6%
Underwriting ratio	77.3%	97.4%		80.9%
General & administrative expense ratio				11.0%
Combined ratio				91.9%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
The following table summarizes gross premiums written by line of business within each underwriting segment.

	2024	2023	2022
Insurance
Property	$1,279.6	$988.1	$632.9
Marine	785.7	673.4	542.7
Asset Backed Finance & Portfolio Credit	399.2	293.3	201.8
Aviation & Aerospace	339.5	371.8	297.4
Political Risk, Violence & Terror	204.2	221.7	127.5
Energy	192.5	172.1	119.5
Cyber	82.9	69.9	101.7
Other Insurance	254.9	170.1	389.5
Total Insurance	3,538.5	2,960.4	2,413.0

Reinsurance
Property Reinsurance	832.9	596.8	555.9
Retro & Whole Account	31.7	21.8	49.2
Total Reinsurance	$864.6	$618.6	$605.1

c) The following table presents gross premiums written by the geographical location of the Group’s subsidiaries:

	2024	2023	2022
United Kingdom	$2,330.6	$1,977.0	$1,755.7
Bermuda	1,465.0	1,047.5	707.6
Republic of Ireland	607.5	554.5	554.8
Total	$4,403.1	$3,579.0	$3,018.1
The information presented above is after allocation of consolidation adjustments. Amounts relating to intergroup reinsurance are not included in the above table.
5.           Investments
At December 31, 2024, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$747.6	$2.1	$(3.1)	$746.6
Agencies	11.5	—	—	11.5
Non-U.S. government	46.6	0.1	(0.3)	46.4
Corporate bonds	1,906.3	10.9	(4.0)	1,913.2
Residential mortgage-backed	279.5	0.8	(1.2)	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	412.3	2.3	(0.2)	414.4
Total fixed maturity securities	$3,403.8	$16.6	$(8.8)	$3,411.6

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$692.4	$4.1	$(9.8)	$686.7
Agencies	16.2	0.1	(0.1)	16.2
Non-U.S. government	77.6	0.2	(1.8)	76.0
Corporate bonds	1,798.4	14.7	(25.8)	1,787.3
Residential mortgage-backed	192.0	2.0	(5.8)	188.2
Commercial mortgage-backed	53.1	—	(2.0)	51.1
Other asset-backed securities	441.7	1.3	(3.6)	439.4
Total fixed maturity securities	$3,271.4	$22.4	$(48.9)	$3,244.9
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations are used and the middle of three or the lower of two ratings is taken. At December 31, 2023, the Group used the lower of two ratings. The December 31, 2023 disclosure has been presented to conform to the revised approach. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	December 31, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
AAA	$399.4	12%	$399.5	12%
AA	1,245.6	37%	1,119.0	35%
A	1,270.9	37%	1,145.8	35%
BBB	453.1	13%	573.6	18%
Below BBB	42.6	1%	7.0	—%
Total fixed maturity securities	$3,411.6	100%	$3,244.9	100%

The contractual maturities for fixed maturity securities are listed in the following table:

	December 31, 2024		December 31, 2023
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$147.9	$147.6	$566.7	$555.9
Due after one year through five years	2,141.2	2,149.8	2,130.3	2,119.5
Due after five years through ten years	767.7	766.7	255.5	256.0
Due after ten years	347.0	347.5	318.9	313.5
Total fixed maturity securities	$3,403.8	$3,411.6	$3,271.4	$3,244.9
Expected maturities may differ from contractual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Additionally, lenders may have the right to put the securities back to the borrower.
b.Short-term investments
The Group’s short-term investments consist of U.S. Treasuries, corporate bonds and other asset-backed securities with maturities of 90 days or greater but less than one year at the time of purchase:

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$220.5	$0.2	$—	$220.7
Corporate bonds	1.1	—	—	1.1
Other asset-backed securities	0.3	—	—	0.3
Total short-term investments	$221.9	$0.2	$—	$222.1

	December 31, 2023
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$49.0	$—	$—	$49.0
Total short-term investments	$49.0	$—	$—	$49.0
The composition of the fair values of short-term investments by credit rating is as follows:

	December 31, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
AAA	$0.3	—%	$—	—%
AA	220.7	100%	49.0	100%
BBB	0.2	—%	—	—%
Below BBB	0.9	—%	—	—%
Total short-term investments	$222.1	100%	$49.0	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio:

	December 31, 2024
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$307.6	$(2.8)	$(0.3)	48
Agencies	4.0	—	—	2
Non-U.S. government	23.7	(0.1)	(0.2)	11
Corporate bonds	543.6	(3.4)	(0.6)	310
Residential mortgage-backed	91.9	(1.1)	(0.1)	35
Other asset-backed securities	64.7	(0.2)	—	25
Total	$1,035.5	$(7.6)	$(1.2)	431

	December 31, 2023
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$362.2	$(0.2)	$(9.6)	52
Agencies	5.9	—	(0.1)	5
Non-U.S. government	51.3	—	(1.8)	29
Corporate bonds	894.8	(0.9)	(24.9)	527
Residential mortgage-backed	84.3	(0.2)	(5.6)	54
Commercial mortgage-backed	43.2	(0.1)	(1.9)	23
Other asset-backed securities	208.2	(0.3)	(3.3)	74
Total	$1,649.9	$(1.7)	$(47.2)	764
At December 31, 2024 on a security level basis, 431 securities out of a total of approximately 1,713 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.5 million. The Group believes that such securities were temporarily impaired at December 31, 2024. At December 31, 2023, on a security level basis, 764 securities out of a total of approximately 1,263 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $1.7 million.
d.Allowance for expected credit losses - available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	2024	2023	2022
Balance at beginning of year	$1.3	$1.1	$2.2
Expected credit losses on securities where credit losses were not previously recognized	7.3	4.1	—
Reductions for expected credit losses on securities where credit losses were previously recognized	(2.4)	(3.5)	(1.1)
Securities sold/redeemed/matured	(0.3)	(0.4)	—
Balance at end of year	$5.9	$1.3	$1.1
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
e.Other investments, at fair value
The components of our other investments, at fair value are as follows:

	December 31, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
Hedge funds valued at net asset value per share	201.0	100%	0.6	1%
Wellington Funds	$—	—%	$46.9	99%
Total other investments at fair value	$201.0	100%	$47.5	100%

The composition of our hedge fund investments by investment strategy is as follows:

	December 31, 2024		December 31, 2023
	Fair Value	%	Fair Value	%
Credit	$22.3	12%	$0.6	100%
Global macro	44.8	22%	—	—%
Long/short	44.9	22%	—	—%
Multi-strategy and event-driven	89.0	44%	—	—%
	$201.0	100%	$0.6	100%
These hedge funds are redeemable over periods ranging from one month to greater than twelve months.
The common redemption restrictions which may impact the Group's ability to redeem hedge funds are lockup periods, hold-backs and gates. A lockup period is the initial amount of time an investor is contractually required to remain invested in the fund before having the ability to redeem in whole or in part. A hold-back entitles the fund to retain up to 10% of a total redemption request, pending completion of the external audit for the financial year in which the redemption occurs. A gate is a suspension of redemptions which may be implemented by the investment manager of the fund to defer, in whole or in part, the redemption request in the event the aggregate amount of redemption requests exceeds a specified percentage of the fund’s net assets. At December 31, 2024, approximately 80% of the total hedge fund investment can be redeemed within the next twelve months, while approximately 20% of the total hedge fund investment could be subject to lock-ups or hold-backs and is not redeemable within twelve months. At December 31, 2024 none of the hedge funds was subject to a gate.
f.Net investment income and net realized and unrealized investment gains
The components of net investment return are as follows:

	2024	2023	2022
Net interest and dividend income	$195.8	$123.5	$44.0
Investment expenses	(5.3)	(4.0)	(3.3)
Net investment income	190.5	119.5	40.7
Net realized losses on fixed maturity securities, available-for-sale	(24.7)	(0.7)	(2.5)
Net realized gains/(losses) on other investments	(0.1)	2.1	27.6
Net realized gains/(losses) on interest rate contracts	—	—	(20.3)
Change in net unrealized gains/(losses) on fixed maturity securities, trading	—	—	(0.5)
Change in net unrealized gains/(losses) on other investments	0.8	3.7	(39.8)
Change in net unrealized gains on interest rate contracts	—	—	0.7
Change in provision for expected credit losses	(4.6)	(0.2)	1.1
Net realized and unrealized investment gains/(losses)	(28.6)	4.9	(33.7)
Total realized and unrealized investments gains/(losses) and net investment income	$161.9	$124.4	$7.0
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
•Agency securities consist of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are classified as Level 2.
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
•Residential mortgage-backed securities include agency mortgage-backed securities and agency collateralized mortgage obligations. These are individually evaluated using option adjusted spreads (“OAS”) and nominal spreads. The OAS valuations use a third-party prepayment model and OAS. Spreads are based upon tranche type and average life volatility. These spreads are gathered from dealer quotes, trade prices, and the new issue market. The fair values of these securities are classified as Level 2.
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
Short-term investments
The Group’s short-term investments are classified within the fair value hierarchy using the methodologies specified for our fixed maturity securities above.

The Group also invests in money market funds that are classified within Level 1 as their fair values are based on the publicly available net asset value per share.
Derivative assets and liabilities
Exchange-traded derivatives, measured at fair value using quoted prices in active markets where available, are classified as Level 1 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuation techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
Other investments
The fair value of the Wellington Funds at December 31, 2023 (disposed prior to December 31, 2024) is based on unadjusted quoted market prices in active markets. Therefore, the fair value of this security is classified as Level 1.
The following table presents the financial instruments measured at fair value on a recurring basis at December 31, 2024 and 2023:

	December 31, 2024
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$558.1	$—	$—	$558.1
Fixed maturity securities
U.S. Treasuries	746.6	—	—	746.6
Agencies	—	11.5	—	11.5
Non-U.S. government	—	46.4	—	46.4
Corporate bonds	—	1,913.2	—	1,913.2
Residential mortgage-backed	—	279.1	—	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	—	414.4	—	414.4
Total fixed maturity securities	746.6	2,665.0	—	3,411.6
Short-term investments
Corporate bonds	—	1.1	—	1.1
U.S. Treasuries	220.7	—	—	220.7
Other asset-backed securities	—	0.3	—	0.3
Total short-term investments	220.7	1.4	—	222.1
Other assets
Investments pending settlement	0.5	—	—	0.5
Total other assets	0.5	—	—	0.5
Total assets measured at fair value	$1,525.9	$2,666.4	$—	$4,192.3
Liabilities
Other liabilities
Derivative liabilities	$—	$(0.5)	$—	$(0.5)
Investments pending settlement	(21.1)	—	—	(21.1)
Total other liabilities	(21.1)	(0.5)	—	(21.6)
Total liabilities measured at fair value	$(21.1)	$(0.5)	$—	$(21.6)

	December 31, 2023
Assets	Level 1	Level 2	Level 3	Total
Cash equivalents - money market funds	$557.9	$—	$—	$557.9
Fixed maturity securities
U.S. Treasuries	686.7	—	—	686.7
Agencies	—	16.2	—	16.2
Non-U.S. government	—	76.0	—	76.0
Corporate bonds	—	1,787.3	—	1,787.3
Residential mortgage-backed	—	188.2	—	188.2
Commercial mortgage-backed	—	51.1	—	51.1
Other asset-backed securities	—	439.4	—	439.4
Total fixed maturity securities	686.7	2,558.2	—	3,244.9
Short-term investments
U.S. Treasuries	49.0	—	—	49.0
Total short-term investments	49.0	—	—	49.0
Other investments*	46.9	—	—	46.9
Other assets
Investments pending settlement	2.2	—	—	2.2
Total other assets	2.2	—	—	2.2
Total assets measured at fair value	$1,342.7	$2,558.2	$—	$3,900.9
Liabilities
Other liabilities
Derivative liabilities	$—	$(1.1)	$—	$(1.1)
Total other liabilities	—	(1.1)	—	(1.1)
Total liabilities measured at fair value	$—	$(1.1)	$—	$(1.1)
__________________
*Includes the Wellington Funds and excludes investments valued at net asset value per share.
There were no transfers into or out of Level 1 and Level 2 during the year ended December 31, 2024 and December 31, 2023.

Fair value of financial instrument liabilities
The following table includes financial instruments for which the carrying value differs from the estimated fair values at December 31, 2024 and 2023. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	December 31, 2024		December 31, 2023
	Fair Value	Carrying Value	Fair Value	Carrying Value
4.875% Senior notes due 2030	$319.7	$325.6	$273.1	$325.0
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	123.2	123.3	121.6	123.2
Preference securities	$57.2	$58.4	$55.6	$58.4

7.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit.
The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$743.0	$712.4
Restricted cash securing letter of credit facilities	51.6	5.8
Restricted cash securing reinsurance contracts	152.0	245.9
Total cash, cash equivalents and restricted cash	946.6	964.1
Restricted investments securing reinsurance contracts and letter of credit facilities	1,328.7	1,347.0
Total cash, cash equivalents, restricted cash and restricted investments	$2,275.3	$2,311.1
8.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and forward contracts primarily for foreign currency exposure management, and duration and interest rate exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

	December 31, 2024
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative liabilities by primary underlying risk
Foreign exchange contracts
Forwards (3)	AUD/CAD/EUR/GBP/JPY/NZD	$31.0	$(0.5)
Total derivative liabilities		$31.0	$(0.5)

	December 31, 2023
	Listing currency (1)	Notional amounts(2)	Fair value
Derivative liabilities by primary underlying risk
Foreign exchange contracts
Forwards (3)	AUD/CAD/EUR/GBP/JPY	$(9.7)	$(1.1)
Total derivative liabilities		$(9.7)	$(1.1)
__________________
(1)AUD = Australian Dollar, CAD = Canadian Dollar, EUR = Euro, GBP = British Pound Sterling, JPY = Japanese Yen and NZD = New Zealand dollar.
(2)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the year.
(3)Contracts used to manage foreign currency risks in underwriting and non-investment operations.

The following table presents derivative instruments by major risk type, the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the years ended December 31, 2024, 2023 and 2022. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment gains/(losses) and net foreign exchange gains and losses in the Consolidated Statements of Income.

	2024		2023		2022
Derivatives	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Interest rate contracts
Futures (1)	$—	$—	$—	$—	$(20.3)	$0.7
Total interest rate contracts	—	—	—	—	(20.3)	0.7
Foreign exchange contracts
Forwards (2)	(3.6)	0.6	3.8	(7.3)	3.5	5.3
Total foreign exchange contracts	(3.6)	0.6	3.8	(7.3)	3.5	5.3
Total	$(3.6)	$0.6	$3.8	$(7.3)	$(16.8)	$6.0
__________________
(1)Contracts used to manage interest rate risks in investments operations.
(2)Contracts used to manage foreign currency risks in underwriting and non-investment operations.
The Group obtains/provides collateral from/to counterparties for over-the-counter derivative financial instruments in accordance with bilateral credit facilities.
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
9.           Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Balance at the beginning of the year	$786.6	$515.8
Acquisition costs deferred	1,091.0	994.6
Amortization of deferred policy acquisition costs	(999.7)	(723.8)
Balance at the end of the year	$877.9	$786.6
10.           Reserves for Losses and Loss Adjustment Expenses
The reserves for losses and loss adjustment expenses include an amount determined from reported claims, and estimates based on historical loss experience and industry statistics for losses incurred but not reported using a variety of actuarial methods.
The unpaid reported reserves for losses and loss adjustment expenses are established by management based on reports from brokers, ceding companies and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified by, the Group.
IBNR reserves are established by management based on actuarial estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled. Actuarial inputs include the Group’s own growing loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, large and catastrophic claims.
Actuarial methodologies:
The principal actuarial methods, and associated key assumptions including initial expected loss ratios, loss development factors, and the weighting of actuarial methods, used to perform the Group’s loss reserve analysis include:

Initial expected loss ratio
To estimate ultimate losses, the Group multiplies earned premiums by an expected loss ratio. The expected loss ratio is determined using a combination of benchmark data, the business plan, and expert judgement.
Paid and incurred chain ladder
This method estimates ultimate losses by calculating past paid and incurred loss development factors and applying them to exposure periods with further expected loss development. The main underlying assumption of this method is that historical loss development patterns are indicative of future loss development patterns.
Paid and incurred Bornhuetter-Ferguson (“BF”)
This method combines features of the chain ladder and initial expected loss ratio method by using both reported and paid losses as well as an “a priori” expected loss ratio to arrive at an ultimate loss estimate. The weighting between these two methods depends on the maturity of the business. This means that for more recent years a greater weight is placed on the initial expected loss ratio, while for more mature years a greater weight is placed on the loss development patterns.
Benktander: Credible claims reserves
The Benktander method is similar to the Bornhuetter-Ferguson but replaces the initial loss ratio used within the BF method with the loss estimate from the BF method. The credibility factor is increased as claims develop. It gives more weight to:
•Emerged losses than the BF; and
•Initial expected loss ratio rather than the chain ladder.
Catastrophe and large losses
The Group writes insurance and reinsurance contracts that have exposure to natural and man-made catastrophes. The magnitude and complexity of losses associated with these events increases the level of uncertainty and the extent of management judgment required to arrive at the estimate of reserves for losses and loss adjustment expenses. The estimates of reserves related to catastrophe and large losses can be affected by factors including: (i) the inability to access portions of impacted areas, (ii) infrastructure disruptions, (iii) legal and regulatory uncertainties (iv) complexities involved in estimating business interruption losses and additional living expenses (v) the impact of demand surge and fraud (vi) for hurricanes, determining whether damage was caused by flood or wind, and (vii) the limited nature of information available, especially for events that occur near the end of a reporting period. As a result, actual losses may differ materially from current estimates.
To estimate reserves for catastrophe and large losses, the Group conducts a detailed review of policies that have known or potential exposure to specific loss events. This estimation process is carried out on a contract-by-contract basis and can incorporate: (i) data provided by cedants, brokers and other relevant specialists (ii) industry loss estimates and the Group’s estimated market share (iii) exposure data obtained during the underwriting process (iv) outputs from catastrophe and probabilistic models (v) the terms and conditions of the contracts involved, and (vi) expected loss ratios.
Initial reserve estimates are established in the period when a catastrophe event occurs. These estimates are then reviewed and adjusted each subsequent quarter, considering the current information available.
Salvage
Salvage is recorded based on estimated realizable value and is deducted from the reserve for losses and loss adjustment expenses.
Unallocated claims adjustments expenses
The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the year ended December 31, 2024.
Governance
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

The following table presents a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Reserves for losses and loss adjustment expenses, beginning of year	$2,448.9	$2,045.2	$1,386.5
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(1,108.6)	(976.1)	(795.2)
Net reserves for losses and loss adjustment expenses, beginning of year	1,340.3	1,069.1	591.3
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	1,031.2	761.7	852.3
Prior years	124.6	(62.9)	(22.1)
Total incurred	1,155.8	698.8	830.2
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(188.4)	(110.1)	(82.5)
Prior years	(406.8)	(329.4)	(242.2)
Total paid	(595.2)	(439.5)	(324.7)
Foreign exchange	(22.2)	11.9	(27.7)
Net reserves for losses and loss adjustment expenses, end of year	1,878.7	1,340.3	1,069.1
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,255.6	1,108.6	976.1
Reserves for losses and loss adjustment expenses, end of year	$3,134.3	$2,448.9	$2,045.2
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries increased by $124.6 million for the year ended December 31, 2024 (2023: decreased by $62.9 million, 2022: decreased by $22.1 million).
Net adverse development for the year ended December 31, 2024 resulted from net adverse development in the Insurance segment, partially offset by better than expected loss development in the Reinsurance segment.
The adverse development in the Insurance segment of $184.6 million was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business. This increase relates to recent settlements entered into by the Group in relation to the related litigation as well as an increase to reserves in order to reflect recent developments and new information received. The favorable development in the Reinsurance segment of $60.0 million was driven by benign prior year attritional experience and positive development on catastrophe losses.
Net favorable development for the year ended December 31, 2023, resulted from better than expected loss development in the Reinsurance segment related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by benign claim experience on prior year accidents.
Net favorable development for the year ended December 31, 2022, resulted from better than expected loss experience in the Insurance segment. This was partially offset by adverse development on the Reinsurance segment driven by deterioration on Hurricane Laura and the 2021 European Floods.
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
The following tables present the Group’s total losses and loss adjustment expenses incurred, net of reinsurance and paid losses and loss adjustment expenses by accident year, net of reinsurance. The information has been provided separately for the Insurance and Reinsurance segments. As described in Note 4 (Segments), the Group’s presentation of its segments has changed in the year ended December 31, 2024. The Group’s disclosure of the incurred and paid loss development tables by accident year has been amended to reflect the current presentation of reportable segments.
The reporting of cumulative claims frequency has been deemed to be impracticable as the information necessary to provide meaningful cumulative claims frequency is not available to the Group. Within the Reinsurance segment, the underlying claim count data is not provided for most reinsurance contracts written on a quota share basis, and for certain excess of loss contracts. With respect to the Insurance segment, certain MGAs and brokers report loss data on an aggregate basis. In determining our reserves for losses and loss adjustment expenses, the Group does not generally use claims frequency information as an input to the actuarial methods described in Note 2, Significant Accounting Policies.
Incurred losses and loss adjustment expenses – net of reinsurance
Insurance

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR plus expected development on reported losses
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2015	$2.6	$1.4	$1.2	$0.1	$0.1	$0.1	$0.1	$—	$—	$—	$—
2016		19.0	11.2	9.5	8.5	7.1	4.7	4.0	4.3	3.8	0.1
2017			24.7	16.3	12.6	11.7	11.4	9.8	9.3	9.3	0.4
2018				43.9	37.4	31.4	30.0	27.7	20.2	18.5	(10.1)
2019					65.7	50.0	58.2	62.2	73.0	67.4	1.7
2020						155.8	120.9	121.2	117.4	119.4	(48.6)
2021							298.1	258.1	277.1	260.2	9.3
2022								653.6	647.0	1,015.9	528.3
2023									654.3	492.7	96.7
2024										916.9	520.0
Total										$2,904.1	$1,097.8

Cumulative paid losses and loss adjustment expenses, net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2015	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
2016		—	2.8	3.8	4.0	4.2	3.8	3.7	3.7	3.7
2017			—	2.2	3.9	6.0	7.6	7.3	7.1	7.2
2018				0.5	5.7	12.5	20.6	20.1	23.8	25.8
2019					7.0	23.0	24.1	36.2	48.8	58.6
2020						25.5	206.2	205.9	157.5	153.4
2021							42.9	121.6	185.8	210.8
2022								60.5	212.9	398.6
2023									88.9	256.0
2024										157.0

Total										1,271.1
Reserve FX										(21.2)
ULAE										23.2
Liabilities for losses and loss adjustment expenses, net of reinsurance										$1,635.0

Reinsurance

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR plus expected development on reported losses
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2015	$8.8	$7.2	$6.4	$2.8	$2.8	$2.8	$2.8	$2.8	$2.8	$2.7	$—
2016		73.1	60.4	53.1	48.2	44.5	40.6	40.3	32.3	32.4	—
2017			86.2	58.8	51.8	55.7	53.1	55.4	50.7	47.3	6.3
2018				80.2	89.3	91.5	90.2	83.1	67.0	63.3	0.2
2019					43.5	46.6	46.1	47.1	38.2	36.5	2.0
2020						190.6	226.8	244.2	239.8	244.0	20.0
2021							354.7	384.1	380.9	365.4	26.6
2022								168.2	144.9	141.7	23.8
2023									86.9	50.2	5.4
2024										114.3	69.2
Total										$1,097.8	$153.5

Cumulative paid losses and loss adjustment expenses, net of reinsurance
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2015	$—	$0.4	$2.7	$2.8	$2.7	$2.7	$2.7	$2.7	$2.7	$2.7
2016		2.1	11.8	19.7	21.0	21.2	21.9	22.1	22.2	32.4
2017			26.3	45.0	47.0	52.2	52.6	34.6	37.9	38.4
2018				23.8	18.0	41.3	53.7	66.8	62.4	61.5
2019					3.0	35.3	36.2	35.0	33.4	33.1
2020						56.5	140.2	172.6	194.2	199.5
2021							163.8	300.7	361.0	341.2
2022								21.4	76.5	89.5
2023									22.7	35.9
2024										31.4

										865.6
Reserve FX										5.4
ULAE										6.1
Liabilities for losses and loss adjustment expenses, net of reinsurance										$243.7
b.Reconciliation of loss development information to the reserves for losses and loss adjustment expenses
The table below reconciles the loss development information to the Group’s reserves for losses and loss adjustment expenses at December 31, 2024 and 2023:

	2024	2023
Reserves for losses and loss adjustment expenses, net of reinsurance
Insurance	$1,611.8	$1,071.5
Reinsurance	237.6	244.4
Total reserves for losses and loss adjustment expenses, net of reinsurance	1,849.4	1,315.9
Reinsurance recoverable on reserves for losses and loss adjustment expenses
Insurance	879.5	575.5
Reinsurance	376.1	533.1
Total reinsurance recoverable on reserves for losses and loss adjustment expenses	1,255.6	1,108.6
Unallocated loss adjustment expenses	29.3	24.4
Total gross reserves for losses and loss adjustment expenses	$3,134.3	$2,448.9
c.Historical loss duration
The Group was incorporated on August 22, 2014 and commenced underwriting in 2015. As a result, the Group has limited historical data and is unable to present a full cycle of loss payments beyond year six for the Insurance and Reinsurance segments as movements beyond this time horizon are not meaningful and may be misleading to the users of the financial statements.

The following table presents the Group’s historical average annual percentage payout of losses and loss adjustment expenses incurred, net of reinsurance by age at December 31, 2024:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
	<----------------------------------------- Unaudited ------------------------------------------>
Insurance	13%	24%	20%	14%	14%	13%
Reinsurance	30%	35%	15%	2%	4%	2%
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
The following tables provide a breakdown of the Group’s written and earned premiums and losses and loss adjustment expenses from direct business, reinsurance assumed, and reinsurance ceded for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Written premiums
Direct	$2,928.1	$2,489.2	$2,086.4
Assumed	1,475.0	1,089.8	931.7
Gross premiums written	4,403.1	3,579.0	3,018.1
Ceded	(2,008.5)	(1,442.4)	(1,159.7)
Net premiums written	$2,394.6	$2,136.6	$1,858.4

	2024	2023	2022
Premiums earned
Direct	$2,633.2	$1,992.8	$1,500.2
Assumed	1,272.5	1,044.5	1,012.9
Gross premiums earned	3,905.7	3,037.3	2,513.1
Ceded	(1,647.6)	(1,204.7)	(1,012.6)
Net premiums earned	$2,258.1	$1,832.6	$1,500.5

	2024	2023	2022
Losses and loss adjustment expense
Direct	$1,465.6	$870.2	$732.6
Assumed	320.9	343.9	619.0
Losses and loss adjustment expense incurred	1,786.5	1,214.1	1,351.6
Ceded	(630.7)	(515.3)	(521.4)
Losses and loss adjustment expense incurred, net	$1,155.8	$698.8	$830.2
The Group is exposed to the credit risk of the reinsurers, including the risk that one of its reinsurers becomes insolvent or otherwise unable or unwilling to pay policyholder claims. This credit risk is generally mitigated by either selecting well capitalized, highly rated authorized capacity providers or requiring that the capacity provider post collateral to secure the reinsured risks, which, in some instances, exceeds the related reinsurance recoverable. Allowances are established for amounts deemed uncollectible.
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At December 31, 2024, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,255.6 million (December 31, 2023: $1,108.6 million) and the reinsurance balance recoverable on paid losses was $278.4 million (December 31, 2023: $182.7 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations. Of the Group’s reinsurance balances recoverable on paid losses and on reserves for losses and loss adjustment expenses at December 31, 2024, 89.4% is recoverable from reinsurers rated A- or higher by major rating agencies, 8.8% is collateralized by our reinsurers, and 1.8% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2023: 83.5%, 11.9% and 4.6%, respectively).
The allowance for expected credit losses of the Group's reinsurance recoverables on paid losses and on reserves for losses and loss adjustment expenses was $0.2 million and $0.8 million at December 31, 2024, respectively (December 31, 2023: $nil and $1.3 million).
The following table provides a roll forward of the allowance for expected credit losses of the Group’s reinsurance balances recoverable on paid losses and reserves for losses and loss adjustment expenses:

	December 31, 2024	December 31, 2023
Balance at the beginning of the year	$1.3	$1.0
Change for provision of expected credit losses	(0.3)	0.3
Balance at the end of the year	$1.0	$1.3
The Group is also exposed to credit risk with respect to its premiums and other receivables. The following table provides a roll forward of the allowance for expected credit losses of the Group’s premiums and other receivables:

	December 31, 2024	December 31, 2023
Balance at the beginning of the year	$17.3	$8.8
Change for provision of expected credit losses	(5.5)	8.5
Balance at the end of the year	$11.8	$17.3
Intercompany Retrocessional Reinsurance Arrangements
The Group has entered into various internal quota share and excess of loss retrocession agreements through which FUL and FIID cedes some of its business to FIBL each year.
12.          Long Term Debt and Preference Securities
Long-term debt
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the Bermuda Monetary Authority (“BMA”), would be breached immediately before or after giving effect to the redemption of such notes, unless, in each case, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the U.S. five-year treasury rate on the reset interest determination date plus 6.323%, and every five years thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
4.875% Senior notes due 2030	$330.0	$(4.4)	$330.0	$(5.0)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.7)	125.0	(1.8)
Total	$455.0	$(6.1)	$455.0	$(6.8)

Preference securities
In 2015, the Group issued shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). The Preference Securities are subject to mandatory redemption on June 15, 2050. The Preference Securities are subject to redemption at the option of the Group as follows: (i) if the redemption occurs prior to December 15, 2025, at an amount equal to the present value (calculated using the Treasury Rate plus 0.5%) of the redemption price plus the remaining scheduled dividend payments up to December 15, 2025; or (ii) if the redemption occurs after December 15, 2025, at an amount equal to the redemption price plus all accrued and unpaid dividends, if any, through the date of redemption.
Holders of Preference Securities are entitled to receive quarterly dividend payments on March 15, June 15, September 15, and December 15 only when, and if, declared by the Group’s Board of Directors. To the extent declared, these dividends will accumulate, with respect to each dividend period, in the amount per share equal to 9% of the $10,000 liquidation preference per annum. From December 15, 2025, the dividend rate resets to the greater of: (i) three-month LIBOR plus 9.773% and (ii) 9%, determined quarterly. Due to the discontinuation of LIBOR on June 30, 2023, an alternative reference rate will be determined in advance of the interest rate reset date. Currently the holders of all Preference Securities do not have any voting rights.
During the year, the Group paid quarterly preference dividends of $5.3 million (2023: $5.2 million, 2022: $5.3 million) to holders of the Group’s Preference Securities. The preference dividends are recorded as a component of financing costs on the Consolidated Statements of Income. At December 31, 2024, dividends payable of $0.2 million (December 31, 2023: $0.2 million) are included in other liabilities. No other outstanding amounts are payable to holders of the Preference Securities.

	December 31, 2024	December 31, 2023
Preference securities, par value $0.01 per share
Authorized	1,000,000	1,000,000
Issued and outstanding:
9% cumulative preference shares	5,835	5,835
13.          Commitments and Contingencies
a.Letter of credit facilities
At December 31, 2024 and 2023, the Group had the following letter of credit facilities:

	December 31, 2024			December 31, 2023
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Lloyds Bank plc(2)
Unsecured(1)	$25.0	$19.9	September 21, 2025	$25.0	$20.6	September 20, 2024
Secured(1)	100.0	58.1	September 21, 2025	100.0	38.2	September 20, 2024
Ancillary own funds	n/a	n/a	n/a	75.0	75.0	March 13, 2027
Total Lloyds Bank Plc	125.0	78.0		200.0	133.8
Citibank N.A. London branch(1)(2)
Secured	70.0	42.9	December 31, 2025	70.0	52.3	December 31, 2024
Total Citibank N.A. London branch	70.0	42.9		70.0	52.3
Barclays Bank plc(1)(2)
Unsecured	60.0	52.2	September 13, 2025	60.0	53.3	September 13, 2024
Secured	80.0	31.0	September 13, 2025	80.0	31.0	September 13, 2024
Total Barclays Bank plc	140.0	83.2		140.0	84.3
Bank of Montreal(1)(2)
Unsecured	40.0	30.7	September 18, 2025	40.0	36.1	September 17, 2024
Secured	100.0	41.2	September 18, 2025	100.0	32.1	September 17, 2024
Total Bank of Montreal	140.0	71.9		140.0	68.2
Total letters of credit facilities	$475.0	$276.0		$550.0	$338.6
__________________
(1)Letters of credit can be issued under the Standby Letter of Credit Facilities for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity from the lenders as of December 31, 2024 was: Lloyds Bank plc $50.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $80.0 million; and Bank of Montreal $60.0 million.

The following table shows the collateral underlying the secured letter of credit facilities:

Bank	December 31, 2024	December 31, 2023
Lloyds Bank plc	$68.5	$44.2
Citibank N.A. London branch	46.9	55.2
Barclays Bank plc	54.5	37.7
Bank of Montreal	46.2	35.9
Total	$216.1	$173.0
The Group's letter of credit facilities are generally bilateral agreements with a one or two year term. The letters of credit issued under the secured letter of credit facilities are fully collateralized. All the above facilities are subject to various affirmative, negative and financial covenants that the Group considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
The Group also entered into a Standby Letter of Credit Facility Agreement with Lloyds Bank plc to provide regulated capital in respect of Ancillary Own Funds (“AOF”) for FUL. On August 6, 2024, the Prudential Regulation Authority granted approval such that the AOF expiry date could be amended to August 30, 2024. Following receipt of this approval, the AOF facility was cancelled effective August 30, 2024.
b.Legal proceedings
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
The following table sets forth the Group’s premiums written by source that individually contributed more than 10% of total gross premiums written for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Marsh & McLennan Companies Inc	20%	18%	20%
Aon plc	13%	13%	15%
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2024, 2023 and 2022.
d. Lease commitments
The Group’s leases primarily consist of operating leases for its offices in the U.K., Bermuda and in the Republic of Ireland. During 2024, the Group entered into a new lease in the Republic of Ireland. During 2023, the Group entered into new leases in the U.K. and Bermuda.
Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate that are reasonably certain to be exercised.
The Group’s operating leases have remaining lease terms of up to 9.2 years, some of which include options to extend the lease term. The Group considers these options when determining the lease term and measuring its lease liability and right-of-use asset. In addition, the Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Short-term operating leases with an initial term of twelve months or less were excluded from the Group’s Consolidated Balance Sheet and represent an inconsequential amount of operating lease expense. These were entered into for the use of various office fixtures such as photocopiers and other IT equipment.
As most leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
During the year ended December 31, 2024, the Group recognized operating lease expense of $2.0 million (2023: $1.5 million, 2022: $4.3 million). The cash outflows resulting from the operating leases amounted to $1.0 million (2023: $0.9 million, 2022: $2.6 million).
The following table presents the Group’s operating lease right-of-use assets and lease liabilities:

	December 31, 2024	December 31, 2023
Operating lease right-of-use assets (1)	$11.1	$7.3
Operating lease liabilities (2)	$13.0	$8.0

Weighted-average remaining lease term (years)	7.2	6.6
Weight-average discount rate	10.8%	10.9%
__________________
(1)Operating lease right-of-use assets are included in other assets
(2)Operating lease liabilities are included in other liabilities
Future minimum lease commitments at December 31, 2024 under these leases are expected to be as follows:

Future Payments
2025	$2.9
2026	2.8
2027	2.6
2028	2.4
2029	2.1
2030 and thereafter	5.4
Total future annual minimum lease payments	18.2
Less: present value discount	(5.2)
Total lease liability at December 31, 2024	$13.0
e. Intragroup guarantees
Fidelis Insurance Holdings Limited has unconditionally and irrevocably guaranteed all of the financial obligations of FUL and FIID, and has guaranteed FIHL (UK) Services’ lease obligations.
14.          Related Party Transactions
On January 3, 2023, The Fidelis Partnership acquired 9.9% of the common shares of the Group. Certain directors, executive officers and management of The Fidelis Partnership also own common shares of the Group.
On December 20, 2022, the Group and The Fidelis Partnership entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by FIHL to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place.
The underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of The Fidelis Partnership on a jurisdictional basis. Each of FIBL, FUL and FIID have delegated underwriting authority to source and bind contracts to Shelf Opco Bermuda Limited, Pine Walk and Pine Walk Europe, respectively. The Fidelis Partnership manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by The Fidelis Partnership to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
a.Ceding commissions: (i) a ceding commission of 11.5% of net premiums written of open market business procured by The Fidelis Partnership on or after January 1, 2023; (ii) a ceding commission of 3.0% of net premiums written of business sourced by The

Fidelis Partnership via third party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee of 3.0% of net premiums written of the business sourced by The Fidelis Partnership.
b.Profit commission: a profit commission of 20.0% of the aggregate operating profit (defined as underwriting income on business written by The Fidelis Partnership, subject to certain parameters for the allocation of general and administrative expenses, financing costs and other items, and excluding investment income), subject to a hurdle rate of return of 5.0% of underwriting return on equity.
For insurance contracts sourced by Pine Walk MGAs for FUL, FIBL or FIID, the fees and commissions follow separately negotiated arrangements and will not attract additional commissions under the terms of the Framework Agreement other than the portfolio management fee of 3.0%.
The following table summarizes The Fidelis Partnership commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	2024	2023	2022
Ceding commission expense	$311.1	$166.2	$—
Profit commission expense	—	59.1	—
Total commissions	$311.1	$225.3	$—
Amounts receivable from The Fidelis Partnership at December 31, 2024 of $208.9 million (December 31, 2023: $173.3 million) primarily consist of amounts collected by The Fidelis Partnership on behalf of the Group that were not remitted prior to the end of the quarter. Amounts payable to The Fidelis Partnership at December 31, 2024 of $385.8 million (December 31, 2023: $334.5 million) primarily consist of amounts payable to The Fidelis Partnership for ceding and profit commissions, and claims paid by The Fidelis Partnership on the Group’s behalf.
The Framework Agreement also provides that from January 1, 2023, in respect of commissions and profit commissions on ceded quota share business the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to The Fidelis Partnership. Commissions on ceded business for the year ended December 31, 2024 of $104.8 million (2023: $54.4 million, 2022: $nil) were paid to The Fidelis Partnership. For the year ended December 31, 2024 profit commissions of $68.6 million (2023: $31.6 million, 2022: $nil) were paid to The Fidelis Partnership.
Insurance contracts sourced by Pine Walk contain profit commissions based on the results of each individual contract. The expense for the year ended December 31, 2024 was $51.6 million (2023: $15.9 million, 2022: $nil) and was included within policy acquisition expenses.
The Fidelis Partnership provides the Group with certain support services on a cost-plus basis, such as support with business planning, insurance contract accounting and information technology.
Included within general and administrative expenses for the year ended December 31, 2024 are charges of $6.5 million (2023: $5.6 million, 2022: $nil) from The Fidelis Partnership for such services. The Group provides certain services to The Fidelis Partnership for which it charged $1.0 million for the year ended December 31, 2024 (2023: $2.3 million, 2022: $nil). These charges to The Fidelis Partnership are included within general and administrative expenses.
15.          Statutory Requirements and Dividend Restrictions
The Group’s insurance and reinsurance subsidiaries are governed by laws and regulations in the jurisdictions in which they conduct business, as outlined below. These regulations impose limitations on the amount of dividends that can be paid by those subsidiaries without obtaining prior consent from the regulatory authorities. Additionally, they mandate minimum statutory capital and surplus requirements based on the Group’s current operations.
The estimated statutory capital and surplus and minimum required statutory capital and surplus for the Group’s regulatory jurisdictions is as follows:

	December 31, 2024			December 31, 2023
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)
Required statutory capital and surplus	$910.0	$540.0	$100.0	$735.0	$505.0	$95.0
Actual statutory capital and surplus	$1,830.0	$950.0	$175.0	$1,920.0	$955.0	$180.0
__________________
(1)Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)Required statutory capital and surplus represents the Solvency UK/Solvency II Solvency Capital Requirement (“SCR”).

Statutory net income/(loss) of the Group’s regulated insurance operations are detailed below:

	2024	2023	2022
Bermuda	$67.3	$345.2	$(0.6)
United Kingdom	$115.0	68.1	69.7
Republic of Ireland	$(3.8)	$19.3	$(0.1)
Significant differences between the statutory financial statements and statements prepared in accordance with U.S. GAAP are: (i) the statutory financial statements of FIBL include a liability for a letter of credit in favor of FUL, and (ii) at December 31, 2023, the BMA required the exclusion of the net deferred tax asset of $90.0 million in connection with the implementation of the Bermuda corporate income tax (Note 19, Income Taxes) from FIBL’s statutory financial statements. The BMA revised the requirements so that the net deferred tax asset is admitted in the statutory financial statements at December 31, 2024.
There were no prescribed or permitted regulatory accounting practices for any of the Group’s insurance or reinsurance entities that resulted in reported statutory surplus that differed from that which would have been reported under the prescribed practices of the respective regulatory authorities.
Bermuda operations
The BMA acts as group supervisor and has designated FIBL as the ‘designated insurer’ of the Group. In accordance with the Group supervision and insurance group solvency rules, the Group is required to prepare and submit audited Group U.S. GAAP financial statements, a Group statutory financial return (“SFR”), a Group capital and solvency return (“CSR”) and a Group Quarterly Financial Return (“QFR”).
Under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the Insurance Act), FIBL is required to prepare and submit annual audited U.S. GAAP financial statements and statutory financial statements and to file with the BMA an SFR, CSR and audited U.S. GAAP financial statements.
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
Under the Insurance Act, FIBL is restricted from payment of dividends for amounts greater than 25% of the prior year’s statutory capital and surplus, or 15% of the prior year’s statutory capital without seeking prior approval from the BMA by submitting an affidavit stating that the proposed reduction of capital will not cause the insurer to fail to meet its relevant solvency and liquidity margins. At December 31, 2024 the maximum dividend FIBL can pay without approval from the BMA, having met minimum levels of statutory capital and surplus requirements, was approximately $441.0 million (December 31, 2023: $360.5 million).
United Kingdom operations
FUL is regulated by the PRA and therefore is subject to the Solvency UK/Solvency II regime which has been effective from January 1, 2016 and established capital requirements, risk management and disclosure standards. FUL is required to meet a SCR that is calibrated to ensure a 99.5% confidence level in its ability to meet obligations over a twelve-month period. FUL calculates its SCR in accordance with the standard formula prescribed in the Solvency UK/Solvency II regulations as the assumptions underlying this formula are appropriate for FUL’s risk profile.
The PRA regulatory requirements impose no explicit restrictions on the U.K. subsidiaries' ability to pay a dividend, but FUL would have to notify the PRA 28 days prior to any proposed dividend payment. In addition, the Group's U.K. subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.
Ireland operations
FIID is regulated by the CBI and is also subject to the Solvency II regime. FIID is required to meet its SCR which, as for FUL, is calibrated to ensure a 99.5% confidence level in its ability to meet obligations over a twelve-month period. FIID calculates its SCR in accordance with the standard formula prescribed in the Solvency II regulations as the assumptions underlying this formula are appropriate for FIID’s risk profile.
The regulatory requirements impose no explicit restrictions on FIID’s ability to pay a dividend, however FIID must remain in compliance with its SCR following the payment of a dividend. Any proposed dividend payments must be notified to the CBI prior to being made. Under Irish law dividends may only be distributed from profits available for distribution, which consist of accumulated realized profits less accumulated realized losses.
16.          Earnings Per Share

	2024	2023	2022
Earnings per common share
Net income available to common shareholders	$113.3	$2,132.5	$52.6
Weighted average common shares outstanding	115,218,380	114,313,971	194,290,180
Earnings per common share	$0.98	$18.65	$0.27

Earnings per diluted common share
Net income available to common shareholders	$113.3	$2,132.5	$52.6
Weighted average common shares outstanding	115,218,380	114,313,971	194,290,180
Share-based compensation plans	408,801	10,712	5,033,674
Weighted average diluted common shares outstanding	115,627,181	114,324,683	199,323,854
Earnings per diluted common share	$0.98	$18.65	$0.26
17.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	December 31, 2024	December 31, 2023
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	111,730,209	117,914,754
Common shares
Cash dividends of $0.40 per share (ten cents per quarter) were declared and paid in the year ended December 31, 2024 (December 31, 2023: $nil), resulting in an aggregate dividend expense of $46.3 million.
On January 3, 2023, consummation of the Separation Transactions resulted in the issuance of 13,553,681 common shares upon exercise of outstanding warrants and accelerated vesting of restricted stock units.
The distribution of The Fidelis Partnership to shareholders on January 3, 2023 resulted in the cancellation of 97,327,049 common shares in the Group.
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
On January 3, 2023 the excess fair value of the net assets distributed to shareholders of $1,696.4 million was recorded in retained earnings as the gain on revaluation of The Fidelis Partnership was recorded in the Consolidated Statements of Income as a component of the net gain on distribution of The Fidelis Partnership. The excess fair value is calculated as the fair value of The Fidelis Partnership of $1,775 million less the book value of The Fidelis Partnership net assets and less the non-controlling interest share of Pine Walk.
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
Common share repurchases
On December 21, 2023 and on August 14, 2024, the Board of Directors approved the adoption of common share repurchase programs of up to $50.0 million and up to $200.0 million, respectively, of Fidelis’ outstanding common shares, utilizing a variety of methods, including open market purchases, accelerated share repurchases and privately negotiated transactions. Common shares repurchased by the Group are held as treasury shares.
During the year ended December 31, 2024, the Group repurchased 6,570,003 common shares for $105.5 million at a weighted average cost per share of $16.06. Of these shares repurchased in the year ended December 31, 2024, 577,383 common shares were repurchased from The Fidelis Partnership for $9.3 million. These transactions were effected at a price equal to the average price paid by the Group on such day for share repurchases from all other shareholders.
During the year ended December 31, 2023, the Group did not repurchase any of its common shares.
18.          Share Compensation and Employee Benefit Plans
Share Compensation
At December 31, 2024, the Group’s share-based awards consisted of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) with and without market conditions.
2023 Plan
On May 15, 2023, shareholders approved the establishment of the 2023 Share Incentive Plan (the “2023 Plan”). The 2023 Plan authorizes the issuance of options, restricted shares, restricted share units, share appreciation rights or other share-based awards to the Group’s employees and directors. The total number of shares available under the 2023 Plan is 4,913,119. At December 31, 2024, 3,312,124 remain available for grant pursuant to the 2023 Plan.
For the year ended December 31, 2024, the 2023 Plan share compensation expense of $7.8 million (December 31, 2023: $6.5 million) was recorded in general and administrative expenses. At December 31, 2024, there was an unamortized balance of $9.8 million (December 31, 2023: $8.1 million) for the 2023 Plan, which will be recognized over the remaining service period. The fair value of awards that vested during the year ended December 31, 2024 was $6.4 million (2023: $nil).
Summary of Share Compensation Activity
a.Restricted share units

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2023	723,658	$12.89
Granted	342,110	15.02
Vested	(496,825)	12.92
Forfeited	(13,713)	12.82
Outstanding at December 31, 2024	555,230	$14.18
In 2023, Fidelis granted 489,006 RSUs that cliff vested on April 1, 2024. The remaining RSUs generally cliff vest after 3 years, except for RSUs to certain directors that cliff vest after 1 year. RSUs awarded are subject to continued provision of services through the applicable vesting date and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service and transferability. The outstanding RSUs are expected to be amortized over a weighted average period of 1.9 years.
b.Performance share units without market conditions

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2023	286,042	$12.90
Granted	188,121	14.49
Forfeited	(1,952)	12.90
Outstanding at December 31, 2024	472,211	$13.53
Fidelis grants PSUs without market conditions to employees that cliff vest after 3 years, subject to the achievement of established performance criteria and continued service during the applicable performance period. Final payouts depend on the level of achievement and can vary between 0% and 200%. The outstanding PSUs are expected to be amortized over a weighted average period of 1.5 years.

c.Performance share units with market conditions

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2023	—	$—
Granted	188,096	14.49
Outstanding at December 31, 2024	188,096	$14.49
Fidelis grants PSUs with market conditions that cliff vest after 3 years, subject to the achievement of a target of FIHL’s share price relative to book value per diluted share at the end of the performance period. Final payouts depend on the level of achievement and can vary between 0% and 200%. The outstanding PSUs are expected to be amortized over a weighted average period of 2.0 years.
The grant date fair value of the performance awards is measured using a Monte Carlo simulation model, which incorporated assumptions of the expected volatility of 35.9% and the risk-free rate of 4.4%. Expected volatility was calculated using historic volatility of FIHL’s share price and peer volatility.
Employee Benefit Plans
The Group has entered into an agreement with all employees for defined contribution pension plans, based upon a percentage of eligible compensation. The Group contributed $1.6 million to its defined contribution plans for the year ended December 31, 2024 (2023: $1.2 million, 2022: $3.1 million).
Legacy Share-Based Compensation Plans
Prior to the occurrence of the Separation Transactions, the Group issued RSUs pursuant to plans approved by the Board of Directors in 2016 and 2018.
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
For the year ended December 31, 2023, total compensation expense of $21.0 million, relating to the legacy plans was included in net gain on distribution of The Fidelis Partnership in the Consolidated Statements of Income. For the year ended December 31, 2022 total compensation expense of $10.8 million was included in general and administrative expenses. At December 31, 2024 and 2023, there was no unamortized balance relating to the legacy plans.
Legacy Warrants
In 2015, the Group reserved for issuance of warrants to purchase common shares. Upon consummation of the Separation Transactions on January 3, 2023, the warrants were exercised on a cashless basis resulting in the issuance of 11,194,164 ordinary shares. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million. At December 31, 2024 and 2023, there were no outstanding warrants.
19.          Income Taxes
Income before income taxes is split between the Group’s operating jurisdictions based on the jurisdiction of tax residence:

	2024	2023	2022
United Kingdom	$76.1	$1,687.4	$72.6
Bermuda	67.0	341.2	(0.3)
Republic of Ireland	(6.7)	18.6	3.9
Belgium	—	—	3.9
Total	$136.4	$2,047.2	$80.1
United Kingdom
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The U.K. rate of corporation tax increased from 19% to 25% from April 1, 2023. Deferred tax assets at December 31, 2024 have been measured at 25% (December 31, 2023: 25%).
The 2023 tax year is open to examination in the U.K.

Bermuda
Under current Bermuda law, FIBL is not required to pay any taxes in Bermuda on its income or capital gains. The impact of this is included within ‘Impact of differences in tax rates’ as set out in the reconciliation of the difference between the reported income tax (expense)/benefit and expected income tax (expense)/benefit below. On December 27, 2023, the Government of Bermuda passed legislation enacting the Corporate Income Tax Act 2023, which applies a 15% corporate income tax to Bermuda businesses that are part of a multinational enterprise group with annual revenue of €750 million or more, effective on or after January 1, 2025. The Act also includes a provision for an economic transition adjustment (“ETA”), which intends to provide a fair and equitable transition into the tax regime through establishing a fair value tax basis in certain assets and liabilities and resulted in a deferred tax benefit for the Group of $90.0 million for the year ended December 31, 2023.
In January 2025, The Organisation for Economic Cooperation and Development (the “OECD”) published administrative guidance in respect of measures proposed and implemented by certain jurisdictions because of Pillar 2. This guidance states that the deferred tax asset recognized in respect of the Bermuda economic transition adjustment will not be considered to be a covered tax for the purposes of the Pillar 2 top-up tax calculation. The guidance provides a two-year grace period during which any tax charge (up to 20% of the total) will be considered to be a covered tax.
We continue to recognize the deferred tax asset in full based on current tax law in Bermuda.
Republic of Ireland
FIID is tax resident in the Republic of Ireland. In addition, FSL has elected for its Irish branch to not be subject to U.K. income taxes. Both FIID and the Irish Branch of FSL are subject to Irish corporation tax on their trading profits at a rate of 12.5%.
The 2020 to 2023 tax years are open to examination in Ireland.
The Group income tax (expense)/benefit for the years ended December 31, 2024, 2023, and 2022 was as follows:

	2024	2023	2022
Current tax expense (excluding Pillar Two top-up tax)	$(8.8)	$(1.2)	$(28.2)
Deferred tax (expense)/benefit (excluding rate change)	(9.8)	86.2	10.4
Rate change on deferred tax	—	0.3	—
Pillar Two top-up tax expense	(4.5)	—	—
Income tax (expense)/benefit	$(23.1)	$85.3	$(17.8)

	2024	2023	2022
Income tax (expense)/benefit allocated to net income	$(23.1)	$85.3	$(17.8)
Income tax (expense)/benefit allocated to other comprehensive income	(2.8)	(9.7)	8.1
Total income tax (expense)/benefit allocated to comprehensive income	$(25.9)	$75.6	$(9.7)

	2024
	Income/(loss) before income taxes	Current tax expense	Deferred tax (expense)/benefit	Total income tax (expense)/benefit
United Kingdom	$76.1	$(13.3)	$(10.0)	$(23.3)
Bermuda	67.0	—	—	—
Republic of Ireland	(6.7)	—	0.2	0.2
Total	$136.4	$(13.3)	$(9.8)	$(23.1)

	2023
	Income before income taxes	Current tax benefit/(expense)	Deferred tax (expense)/benefit	Total income tax (expense)/benefit
United Kingdom	$1,687.4	$0.2	$(3.8)	$(3.6)
Bermuda	341.2	—	90.0	90.0
Republic of Ireland	18.6	(1.4)	0.3	(1.1)
Total	$2,047.2	$(1.2)	$86.5	$85.3

	2022
	Income/(loss) before income taxes	Current tax expense	Deferred tax (expense)/benefit	Total income tax expense
United Kingdom	$72.6	$(25.4)	$10.6	$(14.8)
Bermuda	(0.3)	—	—	—
Republic of Ireland	3.9	(0.4)	(0.2)	(0.6)
Belgium	3.9	(2.4)	—	(2.4)
Total	$80.1	$(28.2)	$10.4	$(17.8)
The effective tax rate for the Group is 16.9% (2023: (4.2)%, 2022: 22.2%).
A reconciliation of the difference between reported income tax (expense)/benefit and the expected income tax (expense)/benefit at the average U.K. statutory income tax rate for the years ended December 31, 2024, 2023 and 2022 is provided below. The expected income tax (expense)/benefit has been calculated using income before income taxes multiplied by the U.K. statutory income tax rate, the income tax rate in FIHL’s country of tax residence.

	2024	2023	2022
Expected income tax expense at the weighted average U.K. income tax rate of 25.0% (2023: 23.5%, 2022: 19.0%)	$(34.1)	$(481.6)	$(14.6)
Reconciling items
Disallowable expenses	(2.4)	(2.2)	(7.1)
Net gain on distribution of The Fidelis Partnership not subject to income taxes	—	394.1	—
Enactment of Bermuda income tax	—	90.0	—
Other income not subject to income taxes	0.9	0.3	0.3
Adjustments in respect of prior year	1.1	2.3	0.1
Effects of changes to U.K. tax rates	—	0.3	—
Impact of differences in tax rates	15.9	82.3	2.8
Foreign currency transactions	—	(0.2)	0.7
Pillar Two top-up tax	(4.5)	—	—
Income tax (expense)/benefit	$(23.1)	$85.3	$(17.8)
The components of the Group’s net deferred tax asset at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Intangible assets	$104.4	$104.4
Net operating loss carryforwards	27.5	37.6
Other temporary differences	2.9	3.4
Share-based compensation	2.4	1.3
Reserves for losses and loss adjustment expenses	9.1	9.1
Corporate interest restriction carryforwards	—	0.1
Total deferred tax assets	146.3	155.9
Deferred tax liabilities:
Deferred policy acquisition costs	(23.5)	(23.5)
Fixed assets	(1.7)	(1.2)
Total deferred tax liabilities	(25.2)	(24.7)
Valuation allowance	(2.2)	(2.2)
Net deferred tax asset	$118.9	$129.0
The operating loss carryforwards comprise $98.5 million (2023: $149.0 million) arising in the U.K and $5.5 million (2023: $nil) arising in the Republic of Ireland. There is no expiry date for the losses. In addition to the operating loss carryforwards, there is a corporate interest rate restriction carryforward of $nil in the U.K. (2023: $0.4 million). There is no expiry date for the corporate interest rate restriction. A valuation allowance of $2.2 million (2023: $2.2 million) has been made against certain loss carryforwards in the U.K. as the Group considers that it is more likely than not that these will not be recovered against future income. The Group’s valuation allowance assessment is based on all available information including projections of future taxable income from each tax-

paying entity in each tax jurisdiction. Pursuant to the 2023 enactment of the Bermuda corporate income tax and ETA, FIBL recorded a net deferred tax asset of $90.0 million for the year ended December 31, 2023. Based on current tax law, the ETA deferred tax asset is expected to be utilized over a fifteen year period, with 99% of the deferred tax asset utilized by December 31, 2034.
The Group has not recognized a deferred tax liability with respect to the undistributed earnings of FIBL or FIID as neither withholding taxes nor other incomes taxes are expected to apply to any distributions from those entities.
The Group paid and accrued interest payments totaling $nil for the year ended December 31, 2024 (2023: $nil, 2022: $nil).
The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2024	2023
Balance, beginning of year	$75.0	$—
Additions based on tax positions related to the current year	—	75.0
Balance, end of year	$75.0	$75.0
Included in the balance of unrecognized tax benefits at December 31, 2024 is $75.0 million (2023: $75.0 million) of tax benefits, that if recognized, would reduce the effective tax rate.
20.          Subsequent Event
California Wildfires
The Group expects its January 2025 California wildfires loss estimates to be in the range of $160 million to $190 million, net of expected recoveries, reinstatement premiums and tax, based on an insured industry loss estimate of $40 billion to $50 billion. The losses from these wildfires will be reflected in the Group’s first quarter 2025 earnings.

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE I - Summary of Investments - Other than Investments in Related Parties
At December 31, 2024
(Expressed in millions of U.S. dollars)

*Fidelis Insurance Holdings Limited holds no investments other than cash and cash equivalents

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Balance Sheets - Parent company only
At December 31, 2024 and 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2024	December 31, 2023
Assets
Investments in subsidiaries	$2,809.4	$2,812.0
Cash and cash equivalents	54.8	104.7
Amounts due from affiliates	81.4	21.2
Amounts due from The Fidelis Partnership	—	0.2
Other assets	31.9	42.1
Total assets	$2,977.5	$2,980.2
Liabilities
Amounts due to affiliates	7.6	11.2
Long term debt	448.9	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	14.2	12.6
Total liabilities	529.1	530.4
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 111,730,209, 2023: 117,914,754)	1.2	1.2
Common shares held in treasury, at cost (shares held: 6,570,003, 2023: nil)	(105.5)	—
Additional paid-in capital	2,044.6	2,039.0
Accumulated other comprehensive income/(loss)	4.5	(27.0)
Retained earnings	503.6	436.6
Total shareholders' equity	2,448.4	2,449.8
Total liabilities and shareholders' equity	$2,977.5	$2,980.2

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Income and Comprehensive Income - Parent company only
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	2024	2023	2022
Revenues
Net investment income	$3.7	$4.9	$0.4
Dividend from subsidiaries	200.0	110.0	220.9
Other income	9.0	8.3	—
Total revenues before net gain on distribution of The Fidelis Partnership	212.7	123.2	221.3
Net gain on distribution of The Fidelis Partnership	—	1,670.8	—
Total revenues	212.7	1,794.0	221.3

Expenses
General and administrative expenses	44.4	38.5	47.2
Financing costs	30.5	30.5	30.3
Net foreign exchange losses/(gains)	—	3.7	(0.3)
Total expenses	74.9	72.7	77.2

Income before income taxes	137.8	1,721.3	144.1
Income tax benefit	10.0	14.1	14.2
Net income before equity in net income of subsidiaries	147.8	1,735.4	158.3
Equity in net income/(loss) of subsidiaries	(34.5)	397.1	(105.7)
Net income available to common shareholders	113.3	2,132.5	52.6

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	9.6	81.7	(99.0)
Reclassification of net realized losses recognized in net income	24.7	0.7	2.5
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(2.8)	(9.7)	8.1
Currency translation adjustments	—	—	(1.1)
Total other comprehensive income/(loss)	31.5	72.7	(89.5)
Comprehensive income/(loss) attributable to common shareholders	$144.8	$2,205.2	$(36.9)

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Cash Flows - Parent company only
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	2024	2023	2022
Operating activities
Net income	$113.3	$2,132.5	$52.6
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of The Fidelis Partnership	—	(1,707.1)	—
Equity in net (income)/loss of subsidiaries	34.5	(397.1)	105.7
Share based compensation expense	7.8	27.6	10.8
Deferred tax (benefit)/expense	9.6	2.6	(14.2)
Changes in assets and liabilities:
Amounts due from The Fidelis Partnership	0.2	(0.2)	—
Amounts due to/from subsidiaries	(63.8)	(5.4)	(14.9)
Other assets	0.6	3.0	(4.2)
Other liabilities	1.8	12.6	(4.6)
Net cash provided by operating activities	104.0	68.5	131.2
Investing activities
Contributed capital to subsidiaries	—	(90.0)	—
Net cash used in investing activities	—	(90.0)	—
Financing activities
Dividends on common shares	(46.2)	—	(0.5)
Repurchase of common shares	(105.5)	—	—
Tax paid on withholding shares	(2.2)	(50.6)	—
Proceeds from issuance of common shares, net of issuance costs	—	89.4	—
Non-controlling interest share transactions	—	(6.1)	(18.2)
Cumulative dividends on warrants	—	(34.1)	—
Net cash used in financing activities	(153.9)	(1.4)	(18.7)

Net increase/(decrease) in cash, restricted cash, and cash equivalents	(49.9)	(22.9)	112.5
Cash and cash equivalents at beginning of year	104.7	127.6	15.1
Cash and cash equivalents at end of year	$54.8	$104.7	$127.6

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE III - Supplementary Insurance Information
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	2024
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$852.9	$2,514.4	$3,484.3	$1,902.4	$—	$1,101.5	$604.6	$—	$2,050.4
Reinsurance	25.0	619.9	167.2	355.7	—	54.3	84.0	—	344.2
Other	—	—	—	—	190.5	—	311.1	94.3	—
	$877.9	$3,134.3	$3,651.5	$2,258.1	$190.5	$1,155.8	$999.7	$94.3	$2,394.6

	2023
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$764.3	$1,663.2	$3,024.9	$1,577.0	$—	$675.1	$429.1	$—	$1,880.5
Reinsurance	22.3	785.7	124.6	255.6	—	23.7	69.4	—	256.1
Other	—	—	—	—	119.5	—	225.3	82.7	—
	$786.6	$2,448.9	$3,149.5	$1,832.6	$119.5	$698.8	$723.8	$82.7	$2,136.6

	2022
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$494.4	$1,027.3	$2,446.8	$1,230.6	$—	$627.8	$324.0	$—	$1,625.4
Reinsurance	21.4	1,017.9	171.8	269.9	—	202.4	60.4	—	233.0
Other	—	—	—	—	40.7	—	—	165.5	—
	$515.8	$2,045.2	$2,618.6	$1,500.5	$40.7	$830.2	$384.4	$165.5	$1,858.4

(1)    The Company does not manage its assets by segment and accordingly net investment income is not allocated to each underwriting segment. In addition, operating expenses are not allocated to segment as employees work across segments.

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE IV - Reinsurance
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	Direct premiums written	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2024
Insurance	$2,926.0	$1,488.1	$612.5	$2,050.4	29.9%
Reinsurance	2.1	520.4	862.5	344.2	250.6%
Total	2,928.1	2,008.5	1,475.0	2,394.6
2023
Insurance	2,488.6	1,079.9	471.8	1,880.5	25.1%
Reinsurance	0.6	362.5	618.0	256.1	241.3%
Total	2,489.2	1,442.4	1,089.8	2,136.6
2022
Insurance	2,087.7	787.6	325.3	1,625.4	20.0%
Reinsurance	(1.3)	372.1	606.4	233.0	260.3%
Total	$2,086.4	$1,159.7	$931.7	$1,858.4

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE VI - Supplementary Information for Property-Casualty Insurance Operations
For the years ended December 31, 2024, 2023 and 2022
(Expressed in millions of U.S. dollars)

	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Loss and loss expenses incurred related to current year	Loss and loss expenses incurred related to prior year	Policy acquisition expenses	Net paid losses and loss expenses	Net premiums written
2024	$877.9	$3,134.3	$3,651.5	$2,258.1	$190.5	$(1,031.2)	$(124.6)	$999.7	$595.2	$2,394.6
2023	786.6	2,448.9	3,149.5	1,832.6	119.5	(761.7)	62.9	723.8	439.5	2,136.6
2022	515.8	2,045.2	2,618.6	1,500.5	40.7	(852.3)	22.1	384.4	324.7	1,858.4

See the Report of Independent Registered Public Accounting Firm

Item 19. Exhibits
Exhibit Index

Exhibit Number	Exhibit Description
1.1**	Memorandum of Association of the Registrant (incorporated herein by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
1.2**	Amended and Restated Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
2.1**	Description of Securities (incorporated herein by reference to exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (File No. 001-41731))
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

3.10**	Form of Indemnification Agreement for Officers Directors (incorporated herein by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.1†**	2023 Long-Term Incentive Plan (incorporation herein by reference to exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.2+**	Framework Agreement (incorporated herein by reference to exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.3+**	Bermuda Delegated Underwriting Authority Agreement (incorporated herein by the reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333.271270))
4.4+**	UK Delegated Underwriting Authority Agreement (incorporated herein by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.5+**	Ireland Delegated Underwriting Authority (incorporated herein by reference to exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333271270))
4.6+**	Inter-Group Services Agreement (incorporated herein by reference to exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
8.1*	List of Subsidiaries of the Registrant
12.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report
12.2*
Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with this report
13.2*	Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002, filed with this report
14.1*	Code of Conduct
i

15.1*	Consent of KPMG Audit Limited, independent registered public accounting firm
19.1**	Insider Trading Policy (incorporated herein by reference to exhibit 19.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (File No. 001-41731))
97.1**	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (File No. 001-41731))
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

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: March 11, 2025	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer
iii