Form 20-F
period 2025-12-31
Fidelis Insurance Holdings Ltd
filed 2026-03-05
CIK 1636639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 96,651,534 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the terms “we,” “our,” “us,” “Fidelis,” “Fidelis Insurance Group,” the “Company,” and the “Group,” refer to Fidelis Insurance Holdings Limited (“FIHL”) and its directly and indirectly owned subsidiaries, as a combined entity. Our principal operating subsidiaries are: Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). We also have our own service company, FIHL (UK) Services Limited (“FSL”), with a branch in Ireland and a subsidiary which acts as a corporate member at Lloyd’s, Nameco (No. 1404) Limited (the “Fidelis IG Corporate Member”). “Fiscal,” when used in reference to any twelve-month period ended December 31, refers to our fiscal years ended December 31. Unless otherwise indicated, information contained in this report is as of December 31, 2025. On January 3, 2023, a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: Fidelis Insurance Group and The Fidelis Partnership (the “Separation Transactions”). The term “TFP” refers to an external managing general underwriting platform known as “The Fidelis Partnership” of which TFP Intermediate Holdings II Limited (“TFP HoldCo”) is the parent company.
References in this report to “U.S. Dollars,” “dollars” or “$” are to the lawful currency of the United States of America and references to “euros” or “€” are to the lawful currency adopted by certain member states of the European Union (the “E.U.”), unless the context otherwise requires. Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
The Group’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol FIHL.
Cautionary Note Regarding Forward-Looking Statements
This report (including the documents incorporated herein by reference) contains “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements contained therein may include, among others, statements in relation to: targeted operating results such as return on equity, net income and earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business, including the industries we operate in, and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our expectations regarding our partnerships and strategic agreements, including The Fidelis Partnership; anticipated market conditions, pricing cycles, and competitive positioning; sustainability and renewable energy initiatives; use of and exposure to emerging technologies; our management team and human capital; our share price performance and valuation; and our regulatory or listing status; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•the inherent uncertainty, volatility and unpredictability of underwriting insurance and reinsurance risks, including low-frequency, high-severity events and natural and non-natural catastrophic events;
•the frequency and severity of claims and loss activity, including the impact of climate change, inflation (including social inflation), emerging claims trends and complex causation or coverage issues;
•limitations in available data and the reliability of pricing, accumulation, catastrophe and other analytical models used to estimate losses and exposures;
•the adequacy of our loss reserves and the actual development of losses and loss adjustment expenses;
•macroeconomic, geopolitical and market conditions, sanctions and other global developments;

•cyclical changes in the insurance and reinsurance industry, including premium rate movements, competitive pressures and consolidation;
•our ability to implement our strategy, identify and execute growth opportunities and compete effectively;
•any downgrades, potential downgrades or other negative actions by rating agencies;
•the availability, affordability and collectability of reinsurance and retrocessional protections;
•litigation, arbitration and regulatory proceedings and the inherent uncertainty of their outcomes;
•our reliance on TFP and other third parties for underwriting, claims handling and other services, and the effectiveness of our risk management and oversight framework;
•operational risks, including system failures, cybersecurity incidents, data protection breaches and risks associated with emerging technologies, including artificial intelligence, and evolving regulatory requirements applicable thereto;
•risks relating to our investment portfolio, including market volatility, interest rate movements, credit risk, liquidity risk and currency fluctuations;
•our ability to access capital and liquidity, including through letters of credit and other financing arrangements, and our status as a holding company dependent on dividends and other distributions from our operating subsidiaries;
•regulatory developments, including changes in capital regimes, increased supervisory scrutiny and compliance with economic and trade sanctions, anti-bribery and similar laws;
•tax developments, including changes in tax laws, interpretations and international tax initiatives;
•our ability to attract and retain key personnel;
•our potential inability to pay dividends or distributions in accordance with our dividend policy;
•our ability to maintain the listing of our common shares on the NYSE or another national securities exchange;
•FIHL’s status as a foreign private issuer; and
•the other risks identified in this report, including those set forth in Item 3.D. “Risk Factors.”
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Any forward-looking statements, expectations, beliefs and projections made by us in this report speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of TFP, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement included in this report (including any document incorporated by reference into this report), whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

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
Risks Relating to the Group’s Business and Industry
Underwriting of (re)insurance can be volatile and unpredictable, and the Group’s focus on low-frequency, high-severity events may result in substantial losses.
The underwriting of (re)insurance risks is, inherently uncertain and can produce volatile earnings. The Group’s underwriting is generally focused on low-frequency, high-severity losses worldwide, though the frequency and unpredictability of such losses has increased in recent years due to, among other factors, changing climate conditions as well as macroeconomic conditions including any escalation of the ongoing conflict in Ukraine (the “Ukraine Conflict”), the recent military actions in Iran by the U.S. and Israel and other conflicts in the Middle East, or the risk of increased tensions between China and Taiwan, any related sanctions and other geopolitical events globally. As a result, the Group may experience unpredictable losses, including multiple large events occurring in close succession or simultaneously, which could materially affect its net profit or capital position.
Short-term underwriting trends or returns are difficult to forecast across the global (re)insurance industry, including in the Bermuda, London and Europe insurance and reinsurance markets in which the Group operates. Even when broader industry results are profitable in such markets, insurers (such as the Group or any of its peers) or business lines of such insurers may incur losses. Historical market results, as well as the results of the Group’s own performance, may not be indicative of future prospects.
Underwriting risks and reserving for losses are based on probabilities, assumptions and related modeling, involve significant uncertainties and may materially impact the Group’s business, prospects, financial condition or results of operations.
Underwriting requires significant judgment, including the use of assumptions regarding inherently unpredictable events. Catastrophic or other large‑scale losses may exceed the Group’s modeled expectations, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. A single event may generate claims (and therefore result in significant losses) across multiple classes of the Group’s business.
The Group relies on non-probabilistic modeling and aggregate exposure analyses to estimate potential losses from certain risks. Uncertainties in these models, limitations in available data, or incorrect application or interpretation may leave the Group exposed to unanticipated risks relating to certain perils or geographic regions, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations. See Item 3.D. Risk Factors “The Group’s catastrophe and other analytical models may be inaccurate or incomplete and actual losses could differ materially from model outputs, adversely affecting its operating results, financial condition, profitability or cash flows.”

The Group’s exposure to natural and non-natural catastrophic events and circumstances could cause significant variance in, or adversely impact, our financial results.
Our (re)insurance underwriting means we have substantial exposure to natural catastrophic events and circumstances such as hurricanes, earthquakes, tsunamis, typhoons, tornadoes, droughts, floods, sea surges, fires and wildfires, convective storms and other severe weather patterns, as well as to human-instigated catastrophic events of terrorism, cyber-attack, war or nuclear-related events and to systemic events such as a global economic crisis. As a result, our operating results have historically been, and we expect will continue to be, significantly affected by the frequency and severity of loss events. The occurrence, or non-occurrence, of catastrophic events, the frequency and severity of which are inherently unpredictable, may cause significant volatility in the Group’s quarterly and annual financial results and may materially adversely affect our financial condition, results of operations and cash flows.
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
The Group’s catastrophe and other analytical models may be inaccurate or incomplete and actual losses could differ materially from model outputs, adversely affecting its operating results, financial condition, profitability or cash flows.
Catastrophe modeling relies on assumptions, historical data and inputs that may be uncertain, incomplete or inaccurate, and model outputs may differ materially from actual results. There is no universal standard for insured data used in (re)insurance models, and model accuracy depends on the availability and quality of loss data. Modeling capabilities also remain less developed for certain perils, including wildfires and flooding.
Uncertainties in estimating the frequency and severity of catastrophic events, potential inaccuracies and inadequacies in the data provided by clients and brokers and the inherent limitations and inaccuracies of modeling techniques may cause the Group to suffer losses in excess of expectations for a given peril or geographic zone.
Climate change may increase the frequency, severity or geographic spread of certain natural disasters, such as hurricanes, wildfires and floods, and such developments may not be fully reflected in current models, increasing the potential for unexpected losses. Rising sea levels and changes in weather patterns may also result in greater coastal or inland flooding risk. In particular, recent years have shown increased wildfire and flood activity, which may not be fully captured in the existing modeling frameworks.
Failures or inaccuracies in catastrophe models may also affect the Group’s exposures beyond property (re)insurance. For example, increases in the frequency or severity of catastrophic events, particularly wildfires and floods, could lead to higher property damage to residential real estate securing mortgages owned by government‑sponsored enterprises. If such developments are not fully captured in current modelling frameworks, related losses in certain government‑sponsored enterprise credit‑risk transfer transactions could exceed expectations. In addition, inadequate modelling of the impact of catastrophes on homeowners’ insurance costs or borrower repayment behavior could result in higher‑than‑anticipated claim frequencies. As a result, shortcomings in catastrophe modelling, including with respect to climate‑related developments, could cause the Group’s financial condition or results of operations to differ materially and adversely from its expectations, targets or projections.
The Group’s losses may exceed its loss reserves or available liquidity at any time, which could significantly and negatively affect the Group’s business.
The Group’s results of operations and financial condition depend upon its ability to assess accurately the potential losses associated with the risks that it insures and reinsures and the sufficiency of its reserves. Loss reserves are estimates at a given time of what the Group ultimately expects to pay on claims, based on facts and circumstances then known, as well as assumptions regarding the future development of such claims, expected trends in claim frequency and severity and other factors such as inflation.
The inherent uncertainties of estimating loss reserves are generally greater for the reinsurance business, including due to:
•the significant period between the occurrence of an event and the reporting or settlement of claims;
•the diversity of development patterns across different treaty types and facultative contracts; and
•the Group’s reliance on ceding insurers for claim-related information, which may be delayed, incomplete or inaccurate.
The Group uses actuarial analyses, industry data, modeling techniques and management judgment to estimate reserves, including for incurred but not reported (“IBNR”) losses. These estimates may become inadequate over time as facts and circumstances develop.
If the Group determines that its reserves are inadequate, it will be required to increase its loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified. There can be no assurance that the Group’s claims will not exceed its loss reserves or loss expense reserves, which may significantly and negatively affect the Group’s business, results of operations, financial condition or liquidity.

The Group’s operating results may be adversely affected by an unexpected accumulation of attritional losses.
In addition to the Group’s exposures to catastrophes and other large losses as discussed above, the Group’s operating results may be adversely affected by unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations, excluding major losses). The Group seeks to manage this risk by adopting appropriate underwriting parameters and risk tolerances, including in relation to any underwriting carried out by our strategic underwriting partners. For example, the Group has established specific underwriting parameters and risk tolerances to guide the pricing, terms and acceptance of risks by TFP on behalf of the Group. These parameters, which may include pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses where necessary. However, it is possible that the Group’s underwriting approaches or the pricing models on which the Group relies may not work as intended or may not capture all sources of potential loss and that actual losses from a class of risks may be greater than expected. These pricing models are also subject to the same limitations as the models used to assess the Group’s exposure to catastrophe losses discussed above. See Item 3.D. Risk Factors “The Group’s catastrophe and other analytical models may be inaccurate or incomplete and actual losses could differ materially from model outputs, adversely affecting its operating results, financial condition, profitability or cash flows.” Accordingly, these factors impacting attritional losses could adversely impact the Group’s business, prospects, financial condition or results of operations.
The failure of any risk management and loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group employs various risk management and loss limitation methods, including disciplined underwriting processes, purchasing reinsurance, sponsoring catastrophe bond transactions providing retrocessional coverage and writing a number of contracts on an excess of loss basis. The Group also seeks to limit certain risks, such as catastrophes and political risks, through geographic diversification, although geographic zone limitations involve significant underwriting judgment. For proportional property reinsurance treaties, the Group may seek per-occurrence limitations or caps; however, such limits may not always be available in certain markets. Policy provisions intended to limit the Group’s risks, including exclusions, sublimits or choice of forum clauses, may not always be enforceable. In addition, the Group relies on its underwriting agents to write business in accordance with agreed underwriting parameters and risk tolerances, and these controls and monitoring processes may prove ineffective or may be exceeded.
Risk mitigation measures, including pricing models, underwriting parameters and reinsurance protections, may not operate as intended and may fail to capture all sources of potential loss, particularly where losses develop or aggregate in unanticipated ways or where counterparties dispute coverage terms or experience credit difficulties. The Group also remains exposed to risks arising from changes in legal, social or economic conditions that may increase the severity or frequency of losses beyond levels contemplated in its risk management framework. Any failure, limitation or unenforceability of the Group’s risk management or loss limitation methods the Group employs could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group’s retrocessional coverage may be exhausted if a large number of claims occur, and additional retrocessional protection may not be available on acceptable terms or may not respond as expected.
The Group maintains various retrocessional reinsurance contracts protecting its business segments, including excess of loss and aggregate protections, some of which include reinstatement provisions. The Group also seeks outward retrocessional protection by accessing the capital markets through catastrophe bond structures, which provide multi-year collateralized retrocessional coverage.
If several large losses occur or if losses develop adversely, the Group may exhaust portions of its retrocession program. The Group cannot be sure that additional retrocessional coverage will continue to be available to it on acceptable terms from appropriately rated or fully collateralized counterparties, or at all. Market conditions, including those following major catastrophe events, may reduce available capacity or significantly increase pricing, potentially requiring the Group to retain more risk than intended or to utilize alternative risk-transfer structures that may not provide equivalent protection.
In addition, complex coverage terms or disputes regarding the interpretation of policy provisions may impede the Group’s ability to collect recoveries it believes are due. The Group is also exposed to the creditworthiness and claims-paying ability of its retrocessionaires, and adverse developments affecting a retrocessionaire’s financial strength, including insolvency or delay in payment, could materially impact the Group. Concentration of retrocessional coverage with a limited number of counterparties or increasing consolidation within the reinsurance sector may exacerbate these credit and availability risks.
Any exhaustion of the Group’s retrocession program, inability to obtain replacement coverage, or failure of retrocessional protections to respond as intended could materially increase the Group’s retained losses, reduce risk diversification, restrict underwriting capacity, and adversely affect the Group’s business, financial condition or results of operations.

Dependence on renewals and outwards reinsurance, together with exposure to the (re)insurance market cycle, may cause volatility in the Group’s premiums, operating results and financial condition.
The Group’s business is significantly affected by conditions in the (re)insurance markets, including the availability and terms of both inwards business and outwards reinsurance and retrocessional protection. Many of the Group’s insurance policies and reinsurance contracts are written for a one‑year term, and the Group makes assumptions about renewal rates, pricing, and contract terms as part of its financial planning. If actual renewals do not meet expectations, if key contracts are not renewed, or if they are renewed on less favorable terms or lower rates, the Group’s gross premiums written (“GPW”), operating results and financial condition could be materially adversely affected. In addition, the Group may not be able to obtain new business at acceptable or profitable rates, and any failure to renew or write material and profitable contracts could adversely impact the Group’s business and prospects.
The Group’s operating performance is also influenced by the broader (re)insurance market cycle, which is characterized by periods of heightened competition in pricing and policy terms (a “soft” market) and periods of higher premium rates and tighter terms (a “hard” market). In soft market conditions, the Group may face excess underwriting capacity, pressure on pricing and broader terms and conditions, any of which could negatively affect the Group’s margins, business, financial condition or results of operations. Although the Group currently believes that many of its markets are in a relatively hard market, there is no guarantee that higher premium rates or improved terms will continue, and changes in economic, legal, geopolitical, technological and social factors, as well as increased capital and competition, could cause the cycle to shift or behave differently from historical patterns.
Outwards reinsurance and retrocession are also a key component of the Group’s strategy to manage underwriting volatility and protect against the severity of losses. Although the Group may delegate the design and placement of certain outwards reinsurance to certain of its strategic underwriting partners, the Group largely retains final decision-making authority in respect of such outwards reinsurance placements. The amount of protection purchased, whether from traditional reinsurance markets or alternative capital markets such as catastrophe bonds, is determined by the Group’s risk strategy as well as the price, quality and availability of such coverage. Coverage purchased in one year may differ substantially from another year. There can be no assurance that the Group will be able to obtain or renew the levels of outwards protection it requires, including renewals of catastrophe bond transactions, on acceptable terms or at all. Inadequate, unavailable or unaffordable reinsurance or retrocession could result in the Group retaining greater exposure to catastrophic or large losses, potentially increasing losses and earnings volatility.
If the Group or its intermediaries cannot arrange the level of outwards protection contemplated in its business plan, the Group may need to reduce the amount of business it writes to stay within risk tolerances. Reduced availability of outwards protection could also increase the Group’s capital requirements, including by requiring it to hold additional capital under the regulatory regimes applicable to its operating subsidiaries.
In particular, under Directive 2009/138/EC (“Solvency II”), which is also transposed into the U.K.’s domestic prudential regime, the relevant operating subsidiaries of the Group are required to have a reasonable expectation that outwards reinsurance will be placeable in future periods. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation—U.K. Prudential Regime for Insurers” for more information on these legislative and regulatory changes.
The Group is also exposed to the credit risk of its reinsurers and retrocessionaires. Collectability depends on their solvency and willingness to pay claims under applicable agreements, and may be affected by non‑coterminous or ambiguous wording. A reinsurer’s insolvency or failure to pay valid claims could have a material adverse effect on the Group’s business, financial condition or results. For catastrophe bonds and industry loss warranties, recoveries depend on whether the specified industry loss triggers are met; the Group’s own loss experience may not correlate with industry‑wide losses, and there can be no assurance that such structures will provide adequate protection.
The business written by the Group, particularly in its Insurance segment, is vulnerable to global economic and geopolitical uncertainty.
A portion of the Group’s business written within the Insurance segment focuses on products covering credit and political risk, political violence and terrorism, cyber, title, transactional liabilities, mortgage insurance, structured credit transactions and other specialty coverages, which may be more sensitive to macroeconomic conditions than other (re)insurance businesses. Severe economic downturns, market volatility or disruptions in the financial or mortgage markets may reduce underwriting deal flow, impair counterparties and their ability to meet their obligations to the Group, and increase the likelihood of losses in these lines of business. As seen during the COVID-19 pandemic, changes in global economic conditions may suppress demand for insurance, reduce premium volume or limit underwriting opportunities.
Another portion of the Group’s Insurance segment focuses on traditional specialty business lines such as aviation and aerospace, energy, space, marine, contingency and property direct & facultative (or “property D&F”). The industries underlying these lines can be materially affected by economic and geopolitical disruptions, restrictions on operations, supply chain interruptions and reduced commercial activity. The Ukraine Conflict, the recent military actions in Iran by the U.S. and Israel and other conflicts in the Middle East, the risk of increased tensions between China and Taiwan, and other geopolitical tensions have created volatility and uncertainty across global markets and may affect multiple lines of the Group’s business, including aviation, political risk, marine, credit and specialty lines. Sanctions, export controls, price cap regimes and other restrictive measures imposed by the United States, the United Kingdom (or the “U.K.”), the European Union and other jurisdictions may increase claims activity, contribute to coverage disputes, increase loss frequency and severity across several of the Group’s lines of business, affect the Group’s insureds and counterparties, or reduce demand for insurance. These developments may also negatively impact global economic conditions and capital markets and heighten litigation risk.
Prolonged periods of global economic uncertainty could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Acquisitions, strategic investments or new platforms may expose the Group to risks and may not be successful.
The Group and TFP have entered into a number of agreements governing the outsourced relationship, including the Framework Agreement, a series of Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement (collectively referred to in this Item 3.D. Risk Factors as the “TFP Framework”). See Item 7.B. Related Party Transactions for a description of the above referenced agreements and for further information relating to the contractual matrix forming this structure.
From time to time, and subject to the TFP Framework, the Group may pursue growth through acquisitions, strategic investments in businesses or new underwriting, insurance-linked securities (“ILS”) or marketing platforms. The negotiation and execution of such transactions, as well as the integration of acquired businesses (including supporting business at Lloyd’s of London (“Lloyd’s”) and new managing agent relationships or raising alternative capital from reinsurance sidecar finance structures), personnel or platforms, may result in a substantial diversion of management resources and give rise to additional risks.
Successful integration depends, among other things, on the Group’s ability to integrate acquired businesses into its existing risk management, operational, financial reporting and control frameworks, manage regulatory requirements in new markets, retain and attract key personnel and achieve targeted operational efficiencies. There can be no assurance that the Group will realize anticipated synergies, cost savings or strategic benefits, or that acquired businesses will prove profitable or sustainable.
Acquisitions and strategic investments may also involve risks such as potential losses from unanticipated litigation, a higher-than-expected adverse development of acquired liabilities, valuation risks (including acquired assets being worth less, or assumed liabilities being greater, than expected), and an inability to generate sufficient revenue to offset acquisition or platform development costs. Entering into new platforms, joint ventures or strategic partnerships, or modifying the Group’s business strategy, may require significant investment in operations, systems, governance and infrastructure and may not produce the expected strategic or financial results.
Any failure by the Group to implement or integrate acquisitions, new platforms or strategic investments effectively, or to manage the risks associated with such initiatives, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Competition and consolidation in the (re)insurance industry could adversely impact us.
In its underwriting activities, the Group may find itself in competition with other insurers and reinsurers that may have an established position in the market or greater financial, marketing and management resources available to them. In addition, pension funds, endowments, investment banks, investment managers, hedge funds and other capital markets participants have been active in the reinsurance market, either through the formation of reinsurance companies or the use of other financial products intended to compete with traditional reinsurance. We may also face competition from non-traditional competitors, as well as “insurtech” start-up companies and others who aim to leverage access to “big data,” artificial intelligence or other emerging technologies to gain a competitive advantage. Competition may also be affected by underwriting consortia or syndicates, or by cedants choosing to retain more business in certain market conditions. We expect competition to continue to increase over time. It is possible that new or alternative capital could cause reductions in prices of our products or reduce the duration or amplitude of attractive portions of the historical market cycles. New entrants or existing competitors, which may include government-sponsored funds or other vehicles, may attempt to replicate all or part of our business model and provide further competition in the markets in which we participate.
Along with increased competition, there has also been significant consolidation in the (re)insurance industry over the last several years, including among our competitors, customers and brokers. These consolidated enterprises may try to use their enhanced market power or better capitalization to negotiate price reductions for our products and services or obtain a larger market share through increased line sizes. Consolidation may also affect available terms and conditions in the market, as well as pricing. If competitive pressures decrease the prices for our products, we would generally expect to reduce our future underwriting activities, resulting in lower premium volume and profitability. Reinsurance intermediaries may also continue to consolidate, potentially adversely impacting our ability to access business and distribute our products. As the insurance industry consolidates, we expect competition for customers to become more intense, and sourcing and properly servicing each customer to become even more important. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. Any of the foregoing could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

The Group may not be able to write as much premium as expected in its desired level of projected profitability.
The Group may not write as much premium as expected, or at the projected level of profitability. Factors that may inhibit or preclude the Group from obtaining participations on desirable business include, among others:
•failure to maintain successful relationships with clients, brokers and other intermediaries;
•insurance and reinsurance pricing not responding positively to major loss events;
•continued willingness of other market participants to underwrite business at marginally profitable rates, terms or conditions more attractive to customers than those the Group is prepared to offer;
•difficulty penetrating existing program structures due to established cedant, insurer or intermediary relationships;
•intermediaries entering into bilateral or facility arrangements with single carriers or markets; and
•prospective cedants or clients (or their intermediaries) preferring competitors with higher financial strength ratings or perceiving uncertainty regarding the Group’s ability to maintain its ratings.
If the Group is unable to write the level of business anticipated, or at acceptable profitability levels, it may be required to write lower volumes or business with lower projected returns, which could have a material adverse effect on its business, prospects, financial condition or results of operations.
A downgrade, withdrawal of, or other negative action relating to the Group’s financial strength ratings by insurance rating agencies could materially adversely affect the Group’s business and results.
Financial strength ratings assigned by independent credit rating agencies are an important factor in clients’ and brokers’ evaluation of insurers and reinsurers. Rating agencies periodically assess the Group and may downgrade, withdraw or place its ratings under review if we do not continue to meet their criteria. Rating agencies may also change their capital models and/or rating methodologies, which could increase the amount of capital required to support our current ratings.
Any ratings downgrade or other negative action, including an announcement that a rating agency is placing us on credit watch or under review, could adversely affect the Group’s ability to compete for business, the marketability of its product offerings, access to capital and the cost of borrowing, and could impair its ability to write new business. Certain (re)insurance contracts provide counterparties with termination rights or collateral/posting requirements in the event of a ratings downgrade, and some contracts require the return of premium. Whether such rights are exercised may depend on the reason for and extent of the downgrade and prevailing market conditions.
A downgrade beyond an agreed threshold may also trigger a termination right under the Framework Agreement, exercisable by TFP, subject to a cure period. Any of these outcomes could materially adversely affect the volume and quality of business presented to the Group, its financial condition or its results of operations.
See Item 4.B. Business Overview “Financial Strength Ratings” for a further discussion regarding the Group’s ratings.
The failure to appreciate and respond effectively to the trends and risks associated with environmental, social and governance (“ESG”) initiatives and factors could adversely affect the Group’s relationship with stakeholders and its achievement of its business plans.
The purpose of a business and the manner in which it operates, including in relation to ESG matters, are increasingly material considerations for the Group’s key stakeholders, particularly with respect to the implementation of their own ESG initiatives. The Group has seen increased focus and scrutiny on ESG-related matters from institutional investors, policyholders, employees, suppliers, policymakers, regulators, rating agencies, industry organizations and local communities. These developments may require changes in the Group’s approach to ESG and may affect the general (re)insurance industry.
A failure to transparently and consistently implement an ESG strategy across the Group’s operational, underwriting and investment activities may adversely impact the Group’s business plan, financial results and reputation, and may negatively affect relationships with stakeholders whose expectations, concerns and aims regarding ESG may differ from the Group’s own approach.
Changes in law relating to certain perils could adversely affect the Group’s business.
Changes in laws or regulations relating to certain perils for which the Group writes insurance or reinsurance may materially affect the Group’s ability to respond to such events, including the manner and timeframe for processing claims, the development of claim severity or the interpretation of underlying policies. For example, in response to recent wildfire events in California, the state enacted insurance consumer protection laws for California policyholders, with effect from January 2019, requiring insurers to provide additional policy protections to California insureds for future wildfire events. Similar changes in law or regulatory practice relating to other perils could increase the Group’s exposure or alter its policy obligations. Any such developments may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Cyber threats are an evolving risk area affecting both the specific cyber insurance market and other liability coverages the Group provides.
The Group has introduced processes to manage its potential liabilities as a result of specific cyber coverage and other coverage the Group provides to its (re)insurance policyholders, including business sourced by the Group’s managing general underwriters, agents or intermediaries. However, this is an area where the threat landscape is uncertain and continues to evolve. There is a risk that increases in the frequency and effectiveness of cyber-attacks on the Group’s policyholders could adversely affect, possibly to a material extent, the Group’s business, prospects, financial condition or results of operations.
This risk is also dependent on the measures individual policyholders take to protect themselves and keep pace with emerging threats, as well as on the development and issuance of policy terms and conditions which respond appropriately to the evolving threat landscape.
In addition, as the cyber insurance market is still in development and there is limited case law in relation to the interpretation of certain cyber policy wordings, the Group is potentially exposed to “silent cyber” risk, where cyber-related losses arise under policies that do not expressly include or exclude cyber perils, and there can be no assurance that a court or arbitration panel will interpret policy language, or otherwise issue a ruling, in a manner favorable to the Group.
The Group may write selected quota share reinsurance policies and assume a share of the liabilities of its underlying reinsureds, which may expose it to certain losses.
The Group may write selected quota share reinsurance policies and assume a share of the liabilities of its underlying reinsureds. The Group may suffer losses arising from the underwriting judgment of the reinsured’s staff, the pricing, terms and conditions of the underlying business, sub-optimal claims management or other administrative shortcomings, incomplete or imperfect information disclosure, failures to observe underwriting guidelines (even if not contractually actionable) and unexpected catastrophic exposures arising in the reinsureds’ own account. These risks may also apply to other forms of reinsurance written by the Group.
Coverage disputes, emerging claims trends and social inflation could increase losses and adversely affect the Group’s business.
There can be no assurance that the provisions of the Group’s insurance policies and reinsurance contracts, such as limitations on, or exclusions from, coverage, will be enforced as intended. Recent events, including the ongoing Ukraine Conflict, have resulted in disputes over policy language, sanctions and cancellation notices, contributing to increased uncertainty around emerging claims, including under the Group’s policies.
Social inflation trends (i.e., expanded theories of liability, increased litigation, higher awards or settlements, and more frequent challenges to coverage or quantum) continue to influence primary claims and may affect the Group’s reserving practices and underwriting decisions.
Emerging claims issues may not become apparent until after policies are written. As a result, the full extent of liability under impacted contracts may not be known for years. Certain lines of business have already seen heightened activity, including aviation claims (for example, an increase in turbulence-related injury claims) and wildfire-related exposures (including increased cost of materials and labor).
In the United States, the Group is also exposed to developments such as “assignment of benefits” (“AOB”) practices in Florida, where inflated claims, increased litigation and associated attorney-fee structures have contributed to higher losses and loss adjustment expenses. While recent legislative reforms are intended to limit such abuse, the impact of these changes remains uncertain and AOB activity may continue to affect the Group’s results.
The Group is further exposed to a growing trend in “bad faith” claims and to forum-shopping practices, where claimants seek to bring cases in jurisdictions perceived as more favorable to plaintiffs or to insureds. These risks may be heightened when claims arise under non-U.S. policies brought in U.S. courts, or where local procedural requirements differ from those in jurisdictions where the Group typically operates. Any of these developments could result in losses greater than those anticipated at the time of underwriting and could materially adversely affect the Group’s business, financial condition or results of operations.
The Group’s historical track record, including the track record of some of the executives of TFP who are critical to the execution of the TFP Framework, may not be indicative of our future growth, and TFP’s failure to retain such key personnel could seriously affect the Group’s ability to conduct its business and execute the TFP Framework.
The Group has experienced rapid growth since its inception, and the Group expects to continue to have access to more opportunities, including through its partnership with TFP. There can be no assurance that the Group’s business, or the ability of TFP to source underwriting opportunities for the Group, will continue to grow and expand at the same rate since inception, if at all. A number of senior employees of the Group prior to January 2023, including Richard Brindle (TFP Group Chief Executive Officer and Chairman), are now employed by TFP. We depend on the experience and efforts of such executives of TFP, including Mr. Brindle, to carry out the services under the TFP Framework. There can be no assurance, however, that such key personnel will remain employed by TFP.

Additionally, any potential strategic transactions which TFP may pursue could increase retention risk of key personnel, including due to changes in compensation structures, transaction execution demands and increased public and regulatory scrutiny, and the management of TFP will need to devote substantial time and resources to such transaction, which may strain resources and divert management’s attention from other business concerns, including such business matters which relate to the Group’s operations. There are only a limited number of available and qualified executives with substantial experience in the (re)insurance industry and the ability to hire new employees could be hindered by factors outside of the Group’s control. Accordingly, TFP’s loss of the services of one or more of the members of its senior management team or other key personnel could significantly and negatively affect its ability to execute the TFP Framework, which could, in turn, have a material adverse effect on the Group’s business and results of operations.
There is also no assurance that the executives’ track record, including Mr. Brindle’s track record at Lloyd’s, Lancashire Holdings Limited (“Lancashire”) and the Group will continue. If the Group is unable to increase the amount of premium that is written successfully, including where TFP cannot source sufficient opportunities for the Group, this may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
We will continue to incur increased costs as a result of operating as a public company and our management team is required to devote substantial time to new compliance initiatives and corporate governance practices.
As a U.S. public company we have incurred, and expect to continue to incur, significant legal, accounting, reporting and other expenses. We also incur costs and expenses for directors’ fees, increased director and officer insurance costs, investor relations costs, and various other costs of a public company.
The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our board of directors (the “Board”) and other personnel have and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations, often subject to varying interpretations and continuously evolving over time, have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
The preparation of the Group’s financial statements requires it to make many estimates and judgments that may be more difficult than those made by companies operating outside the (re)insurance sector.
The preparation of the Group’s audited consolidated financial statements and unaudited interim consolidated financial statements requires the Group to make numerous estimates and judgments that affect the reported amounts of assets, liabilities (including reserves), revenues and expenses, and related contingent liability disclosures. The Group evaluates its estimates on an ongoing basis, including estimates relating to revenue recognition, reserves for losses and loss adjustment expenses, reinsurance balances recoverable, fair value measurements of investments and income tax expense. These estimates and judgments are based on market data, where available, and on various other assumptions the Group believes to be reasonable, which inform judgments about the carrying values of assets and liabilities not readily apparent from other sources.
Estimates and judgments for new (re)insurance lines of business may be more difficult to make than for more mature lines, due to more limited historical information. A significant portion of the Group’s current loss reserves relates to IBNR reserves, which are based almost entirely on actuarial and statistical projections of expected ultimate settlement and administration costs. Actual claims and claim expenses paid may deviate, potentially substantially, from the reserve estimates reflected in the Group’s audited and unaudited consolidated financial statements, which could materially adversely affect the Group’s financial results.
The Group is subject to litigation, the outcomes of which are inherently uncertain and could adversely affect its business, prospects, financial condition or results of operations.
The Group, in common with the insurance industry, is subject to litigation, mediation, arbitration and regulatory inquiries in the normal course of its business in a number of jurisdictions.
The Group operates in a complex legal and regulatory environment, and many aspects of its business involve substantial risks of liability. Clients or other parties may bring claims against the Group, and any insurance maintained by the Group may not cover all such claims or may be insufficient to protect against the full extent of potential liability. The Group may also be involved in litigation against third parties in the ordinary course of business, and outcomes may require adjustments to reserves or recognition of additional liabilities. Recent geopolitical conflicts, including the Ukraine Conflict, have contributed to increased claims activity and coverage disputes in certain lines of business, and may give rise to additional litigation or arbitration proceedings. For example, aircraft lessors instituted proceedings in the U.K., the U.S. and Ireland against numerous (re)insurers, including certain Group entities, in respect of aircraft that were not returned from Russia following the Ukraine Conflict. See Item 4.B. Business Overview “Legal Proceedings.”
Litigation outcomes are inherently uncertain. If claims develop adversely, if loss estimates prove insufficient, or if settlements or judgments exceed reserved amounts or insurance recoveries, the Group may incur losses that materially adversely affect its financial condition and operating results. Settlements may result in payments that differ (i.e., either higher or lower) from the amounts reserved. Depending on the number and magnitude of such matters, one or more adverse outcomes could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Risks Relating to the Group’s Strategic Relationship with The Fidelis Partnership
The Group relies on TFP for services critical to its underwriting, claims and other operations. The termination of or failure by TFP to perform under one or more agreements governing the Group’s outsourced relationship with TFP may cause material disruption in our business or materially adversely affect our financial results.
The Group relies on TFP to provide certain key services pursuant to the TFP Framework to operate its business, and the Group is limited in how it may conduct certain of its business activities as it must be in accordance with the parameters and limitations set forth in the TFP Framework. If any of the agreements constituting the TFP Framework were terminated or if TFP fails to perform any of the services outsourced to it under the TFP Framework, the Group may be required to hire additional staff to provide such services itself or retain a third party to provide such services, and no assurances can be made that the Group would be able to do so in a timely, efficient or cost-effective manner. This could lead to the Group’s business model changing materially and the Group could therefore suffer, among other things, non-renewals and loss of business, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
In addition, under the terms of the TFP Framework, TFP provides detailed reporting to the Group at a pre-agreed frequency with respect to, among other things, (i) accounting information (i.e., premiums written and earned, fees and claims information); (ii) underwriting information (including all insurance business underwritten under the Delegated Underwriting Authority Agreements); and (iii) claims handling information. If TFP fails to perform any of its reporting obligations, the Group could be severely impacted, such as FIHL being unable to comply with its own reporting obligations.
The Group also relies on TFP to facilitate, oversee and efficiently manage the claims process for the Group’s policyholders in line with the parameters set forth in the TFP Framework. To the extent TFP exceeds its authority or otherwise fails to effectively manage the claims process, including failure to pay claims accurately, we may be subject to material litigation, the Group’s reputation in the marketplace may be undermined or impaired, and we may be unable to renew existing policies or write new policies.
Any disagreements between the Group and TFP in respect of the TFP Framework may lead to a deterioration of the commercial relationship between the parties, which could ultimately result in FIHL choosing not to roll forward the term of the Framework Agreement, which would result in the termination of the Framework Agreement at the end of the then-current term. In addition, any shift in TFP’s strategic priorities or resource allocation, including the pursuit of one or more strategic transactions resulting in TFP reorganizing, adopting new governance and compliance structures or modifying its compensation practices, could subject TFP or the Group to additional or heightened public and regulatory scrutiny, alter its availability of key personnel, affect the quality, timeliness or scope of services provided to the Group under the TFP Framework and increase the risk of litigation, regulatory inquiries or rating agency concerns.
Any of the aforementioned factors, or any other negative impact of TFP’s services to the Group could result in the Group incurring additional costs, a modification of the current outsourced operating model implemented by the Group or any number of additional actions, any of which may have a material and adverse impact on the Group’s business, prospects, financial condition and results of operations.
Pursuant to the agreements between the Group and TFP, the Group retains an oversight and supervisory role over TFP’s active role in executing the TFP Framework. If the Group’s monitoring efforts prove inadequate, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Pursuant to the TFP Framework, certain key underwriting and non-underwriting functions of the Group have been outsourced to TFP and TFP’s employees are authorized to conduct business in accordance with the relevant provisions thereof, as overseen by the Group. The Group relies on established parameters in connection with its oversight and supervision of TFP. Although the Group monitors such business on an ongoing basis, its monitoring efforts may not be adequate to detect some or all instances in which TFP might attempt to exceed its authority or otherwise fail to comply with the terms of the TFP Framework. Over time, the relationship between the Group and TFP may deteriorate. To the extent TFP exceeds its authority, commits fraud or otherwise fails to comply with the terms of agreements governing its relationship with the Group, the Group’s financial condition and results of operations could be materially adversely affected.

There can be no guarantee that the terms of the Separation Transactions, the TFP Framework and the other outsourcing agreements and arrangements between the Group and TFP are as favorable to the Group as if they had been negotiated with an unaffiliated third party.
There can be no guarantee that the terms of the Separation Transactions, the TFP Framework and the other outsourcing agreements and arrangements between the Group and TFP, including the fees and commissions payable to TFP, are as favorable to the Group as if they had been negotiated with an unaffiliated third party and the Group’s ongoing relationship with TFP may impact how the Group enforces its rights under the agreements. For example, the Group has limited rights of recourse against TFP in the event of an alleged breach of the TFP Framework. The TFP Framework contemplates that, save where liability cannot be excluded by law, neither the Group nor TFP is liable to each other in respect of any losses, except those losses resulting from gross negligence or intentional misconduct, or where TFP intentionally breaches the Group’s underwriting guidelines (subject in each case to a cure period). Additionally, TFP may choose to pursue alternative strategic opportunities, which may result in TFP focusing on different performance goals and expectations that could increase the likelihood of commercial renegotiations or disputes regarding the fees, scope, service levels or other terms of these arrangements, or whether to continue existing arrangements at all. In the event of a material breach of any of the aforementioned agreements, the limitation of liability provisions contained therein could result in the Group’s inability to claim damages, which in turn could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
TFP HoldCo owns approximately 9.9% of our common shares. Additionally, a number of FIHL’s current shareholders are also shareholders in TFP’s parent entity and, in some cases, employees of TFP. As such, conflicts of interest may arise, which could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
Conflicts of interest may exist or could arise in the future with TFP due to a number of FIHL’s current shareholders being employed by TFP or holding shares in TFP’s ultimate parent entity. Such conflicts could be intensified if TFP were to pursue one or more strategic transactions, including as a result of increased public and regulatory scrutiny, differing stakeholder expectations and potential short-term performance pressures. Conflicts may arise with respect to, without limitation: (i) the enforcement of, and making changes to, the TFP Framework, as well as the exercise of the respective parties' rights thereunder, (ii) the management of TFP by persons who are shareholders of FIHL, (iii) shareholders who hold shares in both FIHL and TFP’s ultimate parent entity, and (iv) decisions influenced by public market expectations, analyst coverage or other stakeholder pressures at the Group or TFP.
In addition, pursuant to contractual arrangements, TFP HoldCo has the right to sell the common shares its owns in FIHL whenever the Group decides to repurchase its common shares either in the open market or pursuant to privately negotiated transactions with one or more of its existing shareholders in order to ensure its beneficial ownership of FIHL’s common shares does not exceed 9.9% of the total number of FIHL common shares issued and outstanding. The existence or exercise of this right could give rise to actual or perceived conflicts of interest, including with respect to the timing, pricing or approval of share repurchases by the Group. The availability of this right could adversely affect the trading price of FIHL’s common shares, the Group’s reputation or its relationships with shareholders. TFP HoldCo owns approximately 9.9% of FIHL’s outstanding common shares. The foregoing conflicts and the interests of the Group on the one hand and TFP on the other could result in decisions being taken that are not in the best interest of the Group’s shareholders as a whole.
Risks Relating to the Operations Supporting the Group’s Business
The Group depends, in certain cases, on its policyholders’ evaluations or disclosures of the exposures, which may subject the Group to reinsurance disputes, liability, regulatory actions or reputational damage.
The Group does not separately evaluate each of the original individual exposures assumed under some of its reinsurance business (such as quota share contracts or excess of loss contracts), including policies bound by third parties to whom underwriting authority has been delegated on a “non-prior submit” basis. In these situations, the Group is largely dependent on the original underwriting decisions made by ceding companies. The Group is subject to the risk that policyholders may not have adequately evaluated or disclosed insured exposures, and that ceded premiums may not adequately compensate the Group for the risks assumed. Similarly, the Group may rely on the original claims decisions made by its policyholders. Any failure by a customer to evaluate or disclose exposures or claims adequately could significantly and negatively affect the Group’s business, prospects, financial condition or results of operations.
Certain elements of the Group’s business may also be written on the basis of sub-delegated authority through our strategic underwriting partners (including to third party managing general underwriters, agents or intermediaries). Although such strategic underwriting partners would in such cases be required to operate and maintain procedures to manage sub-delegated authority relationships, risks remain, including fraud, IT failures, failures to comply with referral and escalation procedures, inaccurate or incomplete bordereaux reporting and credit risk. The Group also relies on the underwriting judgment of such sub-delegated agents and intermediaries, which may differ from the decisions that would be made directly under its outsourced arrangements with its strategic underwriting partners. These risks could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.

Operational risk exposures, such as IT, human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.
Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergencies or industrial actions which could result in operational outage. The Group relies on third parties for information technology and application systems and infrastructure, which are exposed to certain limitations and risk of systemic failures. Any such outage could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
The Group believes that such information technology and application systems and infrastructure are critical to the Group’s business and their proper functioning, oversight and control environment, are an important part of the Group’s underwriting process and its ability to maintain operational resilience. The Group also licenses certain of its key systems and data from third parties and cannot be certain that it will have continuous access to such third-party systems and data, or those of comparable service providers, or that the Group’s information technology or application systems and infrastructure will operate as intended. The third party modeling software that the Group uses is important to the Group and any substantial or repeated failures in the accuracy or reliability of such software or the human interpretation of its outputs could result in a deviation from the Group’s expected underwriting results. Further, the third parties’ programs and systems may be subject to defects, failures, material updates or interruptions, including those caused by worms, viruses or power failures.
Failures in any of the aforementioned IT systems, as well as their proper functioning, oversight and control environment, could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause the Group to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Technology breaches or failures, including those resulting from a malicious cyber-attack on the Group or its business partners or service providers, could disrupt or otherwise negatively impact the business.
Overall, the Group is subject to cybersecurity risks, including those related to cyber-attacks, security breaches and other similar incidents with respect to its and its service providers’ information technology systems, the occurrence of which could result in regulatory scrutiny, legal liability or reputational harm, and we may incur increasing costs to minimize those risks.
Cybersecurity threats and incidents have increased in recent years in frequency, levels of persistence, sophistication and intensity, and we may be subject to heightened cyber-related risks. The Group has previously experienced attempts by cyber-criminals to compromise its IT infrastructure and personnel (e.g., through social engineering attempts), but to date, no such incident has resulted in any material impact on our business, results of operations or financial condition. The Group regularly monitors and updates its information and cyber security safeguards and controls to counter the ever-evolving cyber threat, and to ensure such safeguards and controls continue to protect the confidentiality, integrity and availability of the Group’s information and information technology systems. This has included making necessary changes to cybersecurity training and awareness initiatives. Despite such efforts, there can be no assurance that these steps will in fact prevent future attacks.
The Group’s business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems, proprietary systems (including those we license through TFP), and systems of our third party service providers. The Group relies on information technology systems and infrastructure to process, transmit, store and protect the electronic information, financial data and proprietary models (including as licensed) that are critical to the Group’s business. Furthermore, a significant portion of the communications between the Group’s employees and the Group’s business, banking and investment partners depends on information technology and electronic information exchange architecture that may be outside our direct control. We are required to effect electronic transmissions with third parties, including brokers, clients, service providers and others with whom we do business, as well as with our Board. In addition, we collect, store and otherwise process personal information (including sensitive personal information) of our clients, employees and service providers. We have implemented and maintain what we believe to be reasonable security measures, but we cannot guarantee that the controls and procedures we or third parties have in place to protect or recover our respective systems and the information stored on such systems will be effective, successful or sufficiently responsive to avoid harm to our business.
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
Although we maintain processes, policies, procedures and technical safeguards that are designed to protect the security, confidentiality, integrity, availability, and privacy of personal, proprietary and confidential information, and our IT and cybersecurity arrangements are subject to periodic assessment through audits and penetration testing, we cannot eliminate the risk of human error or guarantee our safeguards against employee, service provider or third party malfeasance. It is possible that the measures we implement may not prevent improper access to, disclosure or misuse of the personal, proprietary or confidential information in our possession or control. Moreover, while we generally perform cybersecurity due diligence on our key service providers, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws, regulations, rules, standards and contractual obligations, we may be held liable for cyber-attacks, security breaches or other similar incidents attributed to our service providers as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.
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
The use or anticipated use of artificial intelligence (“AI”) technologies, including generative AI, by the Group or third parties, may introduce new risks.
AI technologies offer potential benefits, including enhanced analytics and operational efficiencies, and the Group expects the use of AI and generative AI by the Group, third-party providers and market participants (including competitors) to increase over time. The deployment of such technologies also poses risks, including misuse; flawed, biased or incomplete models or datasets; and unanticipated or erroneous outputs.
The rapid development of AI and the limited number of established laws, regulations or industry standards specifically governing its use may increase compliance and governance risks. The Group may also face challenges in obtaining and retaining personnel, expertise, intellectual property or other resources needed to develop, implement and maintain AI tools effectively. Competitors or other market participants may adopt AI or generative AI more quickly or more successfully than the Group, which could negatively affect the Group’s competitive position.
Any failure by the Group or its third-party providers to manage AI-related risks appropriately could result in operational errors, reputational harm, regulatory or legal exposure or other adverse effects, any of which could have a material adverse impact on the Group’s business, prospects, financial condition or results of operations.
The inability to attract, retain and manage key employees could restrict the Group’s ability to implement its business strategy.
The Group’s future success depends significantly on its ability to continue to attract, retain and develop key employees to implement its long-term business strategy. In addition, within the (re)insurance industry, it is common for employers to impose post-termination restrictions on employees, and the enforceability of such restrictions is highly fact-specific and dependent on local law.
The Group operates in a highly competitive labor market with shortages and high turnover, requiring increased compensation and incentives to attract and retain employees. The Group’s inability to hire, retain or fully utilize talented and experienced personnel, whether for these reasons or otherwise, could delay or prevent the Group from implementing its business strategy and could significantly and negatively impact its business.

Although the Group has executed employment agreements with key personnel, executives and other senior employees are free to resign, in accordance with applicable notice and non-compete provisions. As of December 31, 2025, the Group does not maintain key person life insurance with respect to any of its management. If any key employee dies, becomes incapacitated, or resigns, the Group would be responsible for locating and integrating an adequate replacement. If the Group is unable to do so, or is unable to do so within a reasonable period of time, its business may be significantly and negatively affected.
The Group’s ability to implement its business strategy could be adversely affected by Bermuda employment restrictions.
Under Bermuda law, only Bermudians, spouses of Bermudians, holders of Permanent Residents’ Certificates, naturalized British Overseas Territory Citizens, and persons exempt pursuant to the Incentives for Job Makers Act 2011 may engage in any gainful occupation in Bermuda without a valid government work permit. Work‑permit positions generally must be advertised publicly unless the role qualifies for an automatic waiver (such as Chief Executive Officer and certain other senior executive roles, or director positions supported by an organizational chart), or a waiver is otherwise granted (for example, where the applicant has unique qualifications). A permit may be issued or renewed only if no suitably qualified Bermudian, Bermudian spouse, British Overseas Territory Citizen, or Permanent Residents’ Certificate holder applies. Work permits are time‑limited (up to five years), and there is no guarantee that they will be granted or renewed. If key Bermuda‑based employees cannot obtain or renew permits, the Group could lose their services, potentially harming its business and delaying or preventing the execution of its strategy. The Group closely monitors actual and potential changes to Bermuda’s immigration laws and the impact these may have on its employment practices and policies.
The failure to retain letter of credit facilities and/or the need to provide assets directly as collateral may significantly and negatively affect the Group’s financial condition and ability to successfully implement its business strategy.
Certain of the Group’s insurance and reinsurance customers require the relevant Group company to post a letter of credit (“LOC”) and/or provide assets directly as collateral, and collateral may also be required from time to time for regulatory purposes. As of the date of this report, the Group maintains various LOC facilities for these purposes. See Item 5.B. Liquidity and Capital Resources “Letter of Credit Facilities” for more information.
An event of default under any of the LOC facilities (including as a result of events beyond the Group’s control) may require the Group to liquidate assets held in these facilities, adversely affect the Group’s liquidity position (as the facility providers have a security interest over posted collateral) or require the Group to take other material actions. Any such forced sale of investment assets could negatively affect the return on the Group’s investment portfolio and, in turn, the types and amount of business the Group chooses to underwrite. A default under any of the LOC facilities may also allow the facility providers to exercise control over the collateral posted, negatively affecting the Group’s ability to earn investment income or to pay claims or other operating expenses, and could adversely impact the Group’s relationships with regulators, rating agencies and banking counterparties.
The Group generally expects to seek renewals of its existing LOC facilities. If the Group is unable to obtain and retain LOC facilities on commercially acceptable terms, this could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
In addition, if the amount of assets the Group has to post as collateral to support cedant demands or regulatory requirements increases beyond a certain threshold, the Group may be left with insufficient liquid, available assets to support its business plan and day-to-day operations. This risk is heightened for FIBL and FUL which, if they were to lose their certified U.S. reinsurer status pursuant to certain excess and surplus licenses, would be required to post a much higher amount of collateral to carry on their business. This could impact the Group’s business, prospects, financial condition or results of operations. The inability to renew or maintain LOC facilities may significantly limit the amount of reinsurance the Group can write or require the Group to modify its investment strategy. The Group may need additional LOC capacity as it grows and, if it is unable to renew, maintain or increase its LOC facilities on commercially acceptable terms, such developments could significantly and negatively affect the Group’s ability to implement its business strategy.
Risks Relating to the Group’s Reliance on Third Parties in the Operation of its Business
The Group could be materially adversely affected to the extent that important third parties with whom the Group does business do not adequately or appropriately manage their risks, commit fraud or otherwise breach obligations owed to the Group.
For certain lines of its insurance business, the Group currently authorizes (and may continue to authorize) managing general agents, general agents, and other producers to underwrite business on its behalf within defined underwriting authorities. This may include outsourced arrangements with strategic underwriting partners and sub‑delegated authority granted to third‑party managing general underwriters or other intermediaries. The Group relies on the underwriting controls of these parties to write business within the pre-approved authorities provided. Although the Group has contractual protections in some instances and monitors such business on an ongoing basis, such monitoring efforts may not be adequate and such parties may exceed their underwriting authorities, breach obligations owed to the Group or bind the Group on business outside of a designated authority, which could result in significant losses.

While the Group conducts its business in a diligent manner and applies rigorous standards in the selection of its counterparties, there is no assurance they will provide accurate or complete information to assess risk or that they can manage their own risks effectively. These counterparties are also subject to the same global increase in cyber incidents, and no assurance can be provided that such counterparties have sufficient technical and organizational controls to mitigate these risks. Consequently, the Group assumes a degree of credit and operational risk in respect of these parties, and any material failure to manage their risks may result in losses or damage to the Group. The Group’s financial condition and results of operations could be materially adversely affected by any such issues relating to third parties on whom it relies.
The Group depends on agents, brokers, managing general underwriters and other intermediaries to distribute its products, and the loss of business provided by brokers and other intermediaries could adversely affect it and/or expose it to their respective credit risks.
The distribution model for the Group’s products is built on long-term relationships with quality clients and respect for the core broker distribution model. The Group and its agents are therefore dependent upon brokers and other intermediaries to distribute products. A broker assesses which insurance companies are suitable for it and its customers by considering, among other things, the security of claims payment and service, and prospects for future investment returns in the light of a company’s product offering, personnel, past investment performance, financial strength and perceived stability, ratings and the quality of the service provided to the broker and its customer. Larger insurers and reinsurers may have more commercial influence with certain insurance and reinsurance brokers, either generally or in certain underwriting lines. A broker then determines which products are most suitable by considering, among other things, product features and price. Brokers and intermediaries are independent and are not obligated to recommend or sell the Group’s products. Accordingly, the Group’s relationships with brokers are important, and an unsatisfactory assessment of the Group, including based on product features, service, personnel, financial strength, ratings or perceived stability, could result in certain products or the Group overall not being actively marketed by brokers. Failure to maintain strong relationships with brokers could result in a loss of market share or reduced premium volumes.
The involvement of agents, brokers, managing general underwriters and other intermediaries also exposes the Group to their credit risk. As is customary, the Group will often pay claims amounts to an underwriting agent or broker, who then pays the insured or ceding insurer. If an agent or broker fails to make the relevant payment, the Group may still be liable to the insured due to local law or contractual obligations. Conversely, premiums paid by insureds or cedants to intermediaries for payment to the Group may be deemed paid to the Group even if the Group does not receive them, resulting in premium receivable credit risk. The concentration of the Group’s business in a limited number of key brokers also increases exposure to reduced premium income if one or more of these brokers cease placing business with the Group. Any such failures or credit exposures could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Risks Relating to Financial Markets and Liquidity
The Group’s business, prospects, financial condition or results of operations may be adversely affected by reductions in the aggregate value of the Group’s investment portfolio.
The Group’s operating results depend in part on the performance of its investment portfolio, which is substantially managed by external investment management firms in accordance with the Group’s investment guidelines. The Group’s investments may be subject to a variety of financial and capital market risks including, but not limited to, changes in interest rates, credit spreads, equity and commodity prices, foreign currency exchange rates, increasing market volatility, liquidity risk, credit and default risk and, in certain cases, prepayment or reinvestment risk. Prolonged and severe disruptions in the public or private debt and equity markets (including volatility in interest rates, widening credit spreads, bankruptcies, defaults, significant ratings downgrades, geopolitical instability, and declines in equity or commodity markets) may cause significant losses in the Group’s investment portfolio. Market volatility can also make it difficult to value certain securities if trading becomes infrequent. Depending on market conditions, the Group could incur substantial additional realized and unrealized investment losses in future periods.
The Group’s investment portfolio is managed in accordance with pre-determined investment guidelines, which focus primarily on fixed-maturity and cash products but allow for a portion of the portfolio to be allocated to alternative or other investments. The guidelines may change depending on current and future events and market conditions. The Group’s investment portfolio (and, specifically, the valuations of investment assets it holds) has been, and may continue to be, adversely affected by market impacts arising from global economic and geopolitical uncertainty. These impacts include changes in interest rates, declining credit quality of particular investments, reduced liquidity, fluctuating equity and commodity prices, international sanctions and related financial-market effects during periods of economic slowdown. Further, extreme market volatility may leave the Group unable to react to market events in a prudent manner consistent with more orderly markets.
The occurrence of large claims may force the Group to liquidate securities at an inopportune time, potentially causing investment losses. Large investment losses could decrease the Group’s asset base and thereby affect its ability to underwrite new business, and could negatively impact the Group’s shareholders’ equity, business and financial strength and debt ratings. Broader stress in the financial sector or failures of significant market participants may also impair liquidity in the markets in which the Group invests, including by reducing access to funding or constraining market liquidity.
The aggregate performance of the Group’s investment portfolio also depends on the ability of the Group’s investment managers to select and manage appropriate investments. As a result, the Group is exposed to operational risks which may include, among other things, failures of investment managers to perform in a manner consistent with the Group’s investment guidelines, technological or staffing deficiencies, inadequate disaster recovery plans, and interruptions to business operations due to impaired performance or failure of information or IT systems. Any of these operational risks could adversely affect the Group’s investment portfolio, financial performance and ability to conduct its business.
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
For example, in one of the Group’s key markets for its products, the U.S. debt ceiling and budget deficit concerns continue to present the possibility of credit-rating actions, economic slowdowns, or a recession for the U.S. The impact of any negative action regarding the U.S. government’s sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. In addition, policies that may be pursued by the then current White House administration and the legislation that may be introduced by the U.S. Congress, could result in market volatility in the short term. These developments could cause more volatility in interest rates and borrowing costs, which may negatively impact the Group’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on the Group’s business, financial condition and results of operations. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Group’s ability to obtain debt financing on favorable terms.
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
The Group’s exposure to interest rate risk relates primarily to the changes in market price and cash flow variability of fixed maturity instruments that are associated with changes in interest rates. The Group’s investment portfolio contains interest rate sensitive instruments, such as fixed maturity securities which have been, and will likely continue to be, affected by changes in interest rates from central bank monetary policies, domestic and international economic and political conditions, levels of inflation and other factors beyond the Group’s control. The Group’s fixed maturity portfolio may also include asset classes such as asset-backed securities and emerging market debt, which are riskier in nature than some of the Group’s other fixed maturity instruments and could adversely impact the Group’s investment portfolio. Interest rates are highly sensitive to many factors, including governmental monetary policies,
Unexpected volatility, decline or illiquidity associated with some of the Group’s investments could significantly and negatively affect the Group’s investment portfolio, financial results, liquidity or ability to conduct business.
The Group derives a meaningful portion of its income from invested assets, principally fixed maturity securities. Accordingly, the Group’s financial results are subject to a variety of investment risks, including those relating to general economic conditions, inflation, market volatility, interest rate fluctuations, foreign currency movements, liquidity risk and credit and default risk. Volatility in global financial markets has impacted, and may continue to impact, the value of the Group’s investment portfolio and strategic investments. The Group’s portfolio also includes longer-duration securities, which may be more susceptible to interest-rate and inflation risk. Changes in prevailing interest rates and credit spreads may cause fluctuations in the market value of the Group’s fixed maturity investments.
Increases in interest rates could reduce the market value of the Group’s fixed maturity securities and capital resources, while declines in interest rates could reduce reinvestment yields and net investment income. Interest rates are sensitive to monetary policy, inflation levels and macroeconomic and geopolitical conditions. Significant volatility may also make it difficult to value certain securities, and in stressed market conditions the Group may be required to liquidate investments at substantially lower prices to meet liquidity needs.
A portion of the Group’s investment portfolio is managed by external investment managers, and another portion is allocated to higher-risk or less liquid asset classes, which may include structured notes, equities, high-yield bonds, bank loans, emerging-market debt, mortgage-backed and asset-backed securities, real estate funds, private credit funds, private equity funds, infrastructure funds, hedge funds and short-term secured products. For certain investments, the values recorded may differ significantly from those that would be obtained if ready markets existed. Many such investments are subject to restrictions on redemptions or sales, which may limit the Group’s ability to liquidate positions quickly or without loss.
The performance of these asset classes also depends on individual investment managers and their investment strategies, and investment managers may change or fail to follow the Group’s investment guidelines. The portfolio may also become concentrated in particular issuers, sectors or geographic regions, increasing exposure to adverse developments or volatility. Broader financial-institution stress events or counterparty defaults in the market could also impair liquidity and the Group’s ability to liquidate or value assets.
Any of the foregoing could result in declines in the Group’s investment performance and capital resources and adversely affect the Group’s business, prospects, financial condition or results of operations.
The determination of allowances and impairments taken on the Group’s investments is highly subjective and could materially impact the Group’s operating results or financial position.
The Group reviews its investments on a regular basis to determine the amount of any decline in fair value below cost that is considered to be the current expected credit loss (“CECL”) in accordance with applicable accounting guidance. Determining the appropriate allowance requires judgment and involves analyzing many factors. Assessing the accuracy of the level of allowances reflected in the Group’s financial statements is inherently uncertain, given the subjective nature of this process.
Additional impairments or allowances may be required in the future based on events affecting specific investments. The absence of CECL allowances at any point in time does not ensure that allowances will not be required in the future. Future impairments or any error in accounting for them may have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Currency fluctuations could result in exchange losses and negatively impact the Group’s business.
The Group’s functional currency is the U.S. dollar. However, because the Group’s business strategy includes insuring and reinsuring obligations created or incurred outside the U.S., the Group writes a portion of its business and receives premiums in currencies other than the U.S. dollar. As a result, the Group is subject to currency transaction risk arising from mismatches between cash flows, and translation risk because the Group reports in U.S. dollars while certain premiums, reserves and expenses are denominated in other currencies.
The Group determines whether and to what extent to hedge its foreign currency exposures monthly. To the extent these exposures are not hedged or are insufficiently hedged, the Group may experience exchange losses, which could materially and negatively affect its business, prospects, financial condition or results of operations.
The management of the Group’s investment portfolio in accordance with its sustainability principles and ESG objectives could have an adverse impact on the Group’s investment portfolio, business, financial condition, liquidity or operating results.
The Group’s investment portfolio is managed consistent with the sustainability principles and ESG objectives adopted by the Group. As a result, the Group may forgo certain investment opportunities in order to comply with such criteria, which may cause the performance of the portfolio to differ from what it may otherwise achieve.
There is also a risk that investment opportunities identified by the Group’s investment managers as being consistent with the Group’s criteria do not operate as expected when addressing ESG issues, or that the ESG performance of an issuer changes over time. Data and reporting relating to ESG factors may be unavailable, incomplete or unreliable. If investments made in accordance with the Group’s sustainability principles and ESG objectives do not perform as expected, or if its managers fail to apply such principles consistently, the Group’s investment portfolio, business, financial condition, liquidity or operating results could be adversely affected.
Financial market volatility could adversely impact the value of the Group’s investment portfolio and could affect the Group’s ability to access liquidity and capital markets financing or receive dividends from its operating subsidiaries.
Financial market volatility could adversely impact the value of the Group’s investment portfolio and, in periods of stress, may also affect the Group’s ability to access liquidity and other capital markets financings. Inflation, high interest rates, reduced liquidity in financial markets and a slowdown in global economic conditions can increase the risk of defaults and downgrades and increase volatility in the value of many of the investments the Group holds. In addition, steps taken by governmental institutions in response to financial market volatility and the costs of such actions could lead to higher-than-expected inflation and further stress on global financial markets, including government bond markets.
Weak economic conditions or increased volatility in U.S. and international financial markets (including as a result of geopolitical events) may reduce demand for the Group’s products, affect the creditworthiness of customers and counterparties and adversely impact the liquidity and performance of the Group’s investment portfolio. A default or distress of one or more large financial institutions, or broader systemic stress, could also result in market instability, liquidity disruptions or investment losses. In addition, an actual or predicted sovereign default, or a downgrade of U.S. or non-U.S. government securities by credit rating agencies, could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Heightened market volatility has previously led to periods in which credit spreads widened significantly, which, if repeated, may negatively impact the Group’s ability to access liquidity and capital markets financing such that it may not be available or may only be available on unfavorable terms. Further, regulators in certain jurisdictions may impose dividend restrictions on insurance companies in response to economic uncertainties, which could impact liquidity for holding companies that have insurance subsidiaries in those jurisdictions.
As a holding company with no direct operations, FIHL relies on dividends and other permitted payments from its subsidiaries. If its operating subsidiaries are unable to pay dividends to it, FIHL may be unable to make principal and interest payments on its debt or to pay dividends to holders of common shares. Any of the foregoing could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
An inflationary environment could have a material adverse impact on the Group’s operations.
Steps taken by governments throughout the world in response to the recent economic and geopolitical climate, expansionary monetary policies and other factors have led to an inflationary environment in recent years. In operating its business, the Group experiences the effects of inflation, including increased labor and construction costs. Furthermore, the Group’s operations, like those of other insurers and reinsurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although the Group considers the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby may result in underpricing of the risks insured and reinsured by the Group.
Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the cost of replacing property, associated labor costs for the property business the Group writes and litigation costs. To the extent economic or social inflation (such as through outsized court awards, particularly in the United States) causes costs to increase above loss reserves established for claims, the Group will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations.
Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of the Group’s fixed-maturity securities and potentially its other investments, and could reduce the real (inflation-adjusted) returns on those investments.
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
In each of the jurisdictions in which the Group operates and in which the Group will operate, it has to comply with laws and regulations applicable to regulated (re)insurers. The Group’s primary supervisory authority is the Bermuda Monetary Authority (the “BMA”). FIBL is a registered Bermuda Class 4 insurer pursuant to the Insurance Act 1978 of Bermuda, as amended (the “Bermuda Insurance Act”), and as such, it is subject to regulation and supervision in Bermuda by the BMA. FIID operates from the Republic of Ireland and is authorized and regulated by the Central Bank of Ireland (the “CBI”) to carry on certain classes of non-life insurance business. On the basis of its CBI authorization, FIID is able to offer its insurance services into certain European Economic Area (“EEA,” which is a free trade area including the 27 member states of the E.U. together with Iceland, Liechtenstein, and Norway) jurisdictions on a cross-border basis without the need for separate authorizations in such jurisdictions. FUL operates from the U.K. and is authorized by the Prudential Regulation Authority (the “PRA”) and regulated by the PRA and the Financial Conduct Authority (the “FCA”) with permission to underwrite certain classes of general insurance. Fidelis IG Corporate Member is a Corporate Member at Lloyd’s and subject to regulation and direction from Lloyd’s.
Each aspect of the regulatory environment in which the Group operates and in which the Group will operate is subject to change, which may be retrospective. Specifically, the Group may face new regulatory costs and challenges as a result of various recent changes to the U.K. and E.U. insurance regulatory regimes. The U.K. and the E.U. insurance prudential regimes have, until recently, been broadly identical as both are derived from the Solvency II Directive. However, the laws and regulations of the U.K. and the E.U.

have recently begun to diverge, and will continue to do so in the near future. Complying, or failing to comply, with existing and new regulations could result in additional costs or resources for the Group, which could have an adverse effect (including to a material extent) on the financial condition or results of operations of the Group.
Further, the U.K. revoked all U.K. insurance legislation derived from EU law (referred to as Solvency II ‘assimilated law’) with effect from December 31, 2024, and broadly reinstated it via additional rules in the PRA Rulebook and secondary PRA regulatory publications (which take the form of Statements of Policy and Supervisory Statements). This new body of U.K. insurance regulation is known as “Solvency UK.” Similarly, the E.U.’s legislative bodies have undertaken their own review of the Solvency II Directive, and have adopted an amending directive containing a number of revisions to the current Solvency II text. E.U. member states have until January 2027 to implement these amendments into their respective domestic legislation. Bermuda, E.U. and U.K. insurance statutes and the regulations and policies of the BMA, the CBI, the PRA and the FCA may require FIBL, FIID and FUL to, among other things:
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
The Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement are regarded as “material outsourcing agreements” or “outsourcing of critical or important operational functions or activities” under the laws and regulation in each of the United Kingdom and the European Union. See Item 4.B. Business Overview “Regulatory Matters” for further information on material outsourcing agreements and outsourcing of critical or important operational functions or activities. Accordingly, the Group may incur additional operating costs in establishing the systems and controls required to appropriately oversee and monitor the effective performance of these agreements by TFP.
In addition, pursuant to the Insurance Act, FIBL shall not take any steps to effect a material change, including (i) outsourcing all or substantially all of its actuarial, risk management, compliance or internal audit functions, (ii) outsourcing all or a material part of its underwriting activity, and (iii) outsourcing of an officer role, unless it has first served notice on the BMA that it intends to effect such a material change and before the end of 30 days, either the BMA has notified FIBL in writing that it has no objection to such change or that the period has elapsed without the BMA having issued a notice of objection. There is a risk that the BMA may not grant its no-objection to certain new or material changes to the existing outsourcing arrangements that FIBL may propose in the future, including in relation to the TFP Framework.
Further, there has been an increased level of regulatory scrutiny of material outsourcing agreements in each jurisdiction generally, which could result in a greater risk of regulatory intervention in respect of these agreements. Such regulatory intervention may include the regulators’ use of their investigative powers (such as requiring reports to be prepared by senior individuals), the exercise of audit rights against any Group company or requests for documents and information relating to the performance of the agreements.
These regulatory interventions could be disruptive for the Group’s business operations, and may result in the Group being required to make further changes to its systems and controls, such as increased reporting to company boards, improving data storage facilities and implementing additional oversight of TFP. It is possible that, as a corollary, the Group will incur increased operational costs. The Group could also experience an adverse effect on its business if the regulatory interventions impede the effective operation of the TFP Framework. See Item 4.B. Business Overview “Regulatory Matters—United Kingdom Insurance Regulation.”
Changes to the regulatory systems or loss of authorizations, permits or licenses under which the Group operates or breach of regulatory requirements by the Group could have a material adverse effect on its business.
FIHL and FIBL (both incorporated in Bermuda), FUL and Fidelis IG Corporate Member (incorporated in England and Wales) and FIID (incorporated in the Republic of Ireland) may be subject to changes of law or regulation in these jurisdictions which may have an adverse impact on their operations, including the imposition of tax liabilities or increased regulatory supervision. The Group is also exposed to changes in accounting standards, some of which may be significant. In addition, FIHL, FIBL, FUL, Fidelis IG Corporate Member and FIID will be exposed to changes in the political environment in Bermuda, the E.U., the Republic of Ireland and the U.K. The Bermuda insurance and reinsurance regulatory framework continues to be subject to increased scrutiny in many jurisdictions, including in Europe and the U.S. and in various states within the U.S.
The Group’s ability to conduct insurance and reinsurance business in different countries generally requires the holding and maintenance of certain licenses, permissions or authorizations, and compliance with rules and regulations promulgated from time to time in these jurisdictions. A principal exception to this is with respect to cross-border reinsurance in the U.S. and other countries.
The Group is not licensed to write insurance on an admitted basis in any state in the U.S. but, as an alien insurer, FIBL and FUL are eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on its listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”). Pursuant to IID requirements, the Group established U.S. surplus lines trust funds with a U.S. bank to secure U.S. surplus lines policies. The Group accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Failure to maintain its IID listing could have a material adverse effect on the Group’s ability to write surplus and excess lines of business in the U.S. For reinsurance, as of December 31, 2025, there are no U.S. licenses required because the Group operates outside the U.S. In common with other non-U.S. reinsurers, the Group holds certified and/or reciprocal reinsurance licenses in certain states. Where required, the entities collateralize and post letters of credit or establish other security in order to enable U.S. cedants to take financial statement credit for liabilities ceded to members of the Group. See Item 4.B. Business Overview “Regulatory Matters” for a more detailed discussion of the regulatory environment in which FIBL and FUL write surplus lines business in the U.S. and reinsure U.S. cedants, including in relation to the Group’s obligations to post reduced collateral pursuant to certified and reciprocal jurisdiction reinsurer status.
A failure to comply with rules and regulations in a jurisdiction could lead to disciplinary action, the imposition of fines or the revocation of the license, permission or authorization necessary to conduct the Group’s business in that jurisdiction, which could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.
In particular, during 2023 the Irish Government introduced a new “Individual Accountability Framework” that is intended to improve governance, performance, and accountability of firms, particularly by increasing individual accountability. The final aspects of the framework were brought into force on July 1, 2025. Failure to properly implement this framework could lead to the imposition of penalties including fines, the suspension or revocation of authorization, and the disqualification or restriction of senior executives. These penalties could have a material adverse effect on the continued conduct of business and also adverse reputational consequences for the Group.
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
Privacy and data protection failures could disrupt the Group’s business, damage its reputation and cause losses.
The Group’s business is subject to cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the jurisdictions in which we operate, which can increase the cost of doing business, compliance risks and potential liability. These cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in jurisdictions in which we operate are complex, evolving, and may differ significantly from jurisdiction to jurisdiction, and legislators and regulators are increasingly focused on these issues. Ensuring that our collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.
See Item 4.B. Business Overview “Regulatory Matters” for a discussion of the data protection laws applicable to Fidelis Insurance Group in each of Bermuda, U.K. and Ireland.
The Group’s failure to comply with the regulation of artificial intelligence could result in an adverse effect on the Group’s business, financial condition and results of operations.
As a result of increased innovation and technology in the insurance sector, insurance regulators are focused on the use of “big data” techniques, such as the use of AI, machine learning and automated decision-making. The Group cannot predict what, if any, changes to laws and regulations may be enacted with regard to innovation and technology in the insurance sector. Further, the Group cannot predict whether other potentially applicable AI-related regulation or legislation will be enacted, or what impact, if any, such regulation or legislation may have on its business practices, results of operations or financial condition.
The EU has developed a standalone law to govern the offering and use of AI systems in the EU (the “AI Act”) which entered into force on August 1, 2024. The AI Act applies in phases depending on the regulatory requirement in question from February 2025 to August 2027, when all provisions of the AI Act will apply. The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, and deployers, in accordance with the level of risk involved with the AI system (“unacceptable”, “high”, “limited”, and “minimal” risk). General-purpose AI systems have also been made subject to a number of requirements – mostly akin to the requirements that apply to high-risk AI systems under the AI Act.
Non-compliance with the AI Act may be subject to regulatory fines of up to 7% of annual worldwide turnover or €35 million. In parallel, on October 10, 2024, the E.U. adopted the E.U. Product Liability Directive to regulate non-contractual and non-fault based liability for defective products, including digital products and AI, facilitating consumer redress for defective AI and digital products.
The U.K. has not, to date, adopted a dedicated AI legislation instead looking to rely on a principles-based, sector-specific approach to AI regulation.
We are assessing the scope of application, impact, and risk of these AI and cyber developments in the E.U. and the U.K. on our business and will continue to assess this moving forward. Compliance with these new AI and cyber laws and regulations may require substantial amendments to our procedures and policies and the changes could adversely impact our business by increasing operational and compliance costs or impact business practices. Further, there is a risk that the amended policies and procedures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant litigation, government investigations, administrative and monetary sanctions as well as, reputational damage which may have a material adverse effect on our operations, financial condition and prospects.
The Group is required to comply with applicable laws and regulations relating to financial, economic and trade sanctions and bribery. The Group’s failure to comply with these laws and regulations could have an adverse effect on the Group’s business, financial condition and results of operations.
The Group is required to comply with all applicable economic and trade sanctions laws and regulations and anti-bribery laws and regulations. Various governmental authorities with jurisdiction over the Group’s activities maintain economic and trade sanctions regimes that may restrict the Group’s ability to conduct transactions or dealings with certain countries, territories, individuals, entities, vessels or aircraft. In addition, the Group is subject to the Foreign Corrupt Practices Act and other anti-bribery laws that generally prohibit corrupt payments or improper gifts to non-U.S. governments or officials.

Sanctions regimes imposed in response to geopolitical conflicts, including the Ukraine Conflict, have increased compliance complexity and enforcement risk. Although the Group maintains policies and procedures designed to promote compliance with applicable sanctions and anti-bribery laws, there can be no assurance that violations or alleged violations will not occur. Any such violations could result in civil or criminal penalties, fines or other enforcement actions, as well as reputational harm.
Any of the foregoing could adversely affect the Group’s business, financial condition and results of operations.
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
Risks Relating to Taxation—U.S. Tax Risks
For purposes of this discussion, the term “U.S. Person” means a person that is treated for U.S. federal income tax purposes as: (i) an individual citizen or resident of the U.S., (ii) a partnership or corporation, created in or organized under the laws of the U.S., or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (y) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes. For purposes of this discussion, the term “U.S. Holder” means a U.S. Person who beneficially owns common shares and is not treated for U.S. federal income tax purposes as a partnership.
The U.S. federal income tax treatment of non-U.S. companies and investments therein by U.S. persons has been the subject of recent tax legislation. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses. Additionally, future regulations, pronouncements or judicial decisions may be forthcoming as well. We cannot be certain if, when, or in what form such legislation, regulations, pronouncements or judicial decisions may be provided, whether they will have a retroactive effect or whether they will have an adverse impact on the Group or U.S. Holders.
FIHL and/or its non-U.S. subsidiaries may be subject to U.S. federal income taxation.
A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the U.S. is an inherently factual determination. We intend to manage our business in a manner such that FIHL and each of its non-U.S. subsidiaries, other than Fidelis IG Corporate Member, are not treated as engaged in a trade or business within the U.S. However, as the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the U.S., the Group cannot be certain that the Internal Revenue Service (“IRS”) will not contend successfully that FIHL and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the U.S.), unless the corporation is entitled to relief under an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on the results of operation of FIHL and its non-U.S. subsidiaries.

U.S. Holders will be subject to adverse tax consequences if FIHL is considered a PFIC for U.S. federal income tax purposes.
In general, a non-U.S. corporation will be a passive foreign investment company (“PFIC”) during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). If FIHL were characterized as a PFIC during a given year, each U.S. Holder generally would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder (as defined below) subject to tax under the controlled foreign corporation (“CFC”) rules or such person made a “qualified electing fund” (“QEF”) election or, if the common shares are treated as “marketable stock” in such year, such person made a mark-to-market election. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In addition, a distribution paid by FIHL to U.S. Holders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income (the “insurance income exception”). The PFIC provisions also contain a look-through rule under which a foreign corporation will be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (the “look-through rule”). Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. For purposes of the insurance income exception, a non-U.S. insurance company is a qualifying insurance corporation for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets (the “25% Test”) (or, with respect to a U.S. Person who makes a valid election, maintains insurance liabilities that equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts-and-circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff-related or rating-related circumstances (the “10% Test,” together with the 25% Test, the “Reserve Test”)). The Group believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, in which case FIHL would not be expected to be a PFIC, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.
Further, the Treasury Department has issued final and proposed regulations intended to clarify the application of the insurance income exception (the “2021 Regulations”). The 2021 Regulations set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, including providing that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of the net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) that provides certain other insurance coverage that the Group is not expected to engage in, and (ii) under the proposed 2021 Regulations, reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus FIHL should not be characterized as a PFIC under current law for the current taxable year or for foreseeable future years to the extent a shareholder makes an election to apply the 10% Test, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIBL may do so if the Group provides the holder with, or otherwise makes publicly available, a statement or other disclosure that FIBL meet the requirements of the 10% Test (and contains certain other relevant information). The Group intends to either provide each U.S. investor with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or, if a reasonable cause exception is met, amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. Holders are urged to consult their tax advisors regarding electing to apply the 10% Test to FIBL.

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
Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC during a taxable year and that owns shares in the CFC, directly or indirectly through certain entities, generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income”, even if the subpart F income or tested income is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. corporation that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation.
FIHL believes that, because of the dispersion of ownership of FIHL’s common shares, no U.S. Holder of FIHL should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of FIHL. However, because FIHL’s common shares may not be as widely dispersed as FIHL believes and the application of certain ownership attribution rules depends upon facts that FIHL may not have, no assurance may be given that a U.S. Person who owns directly, indirectly or constructively, FIHL’s common shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Person may be subject to taxation under the CFC rules.
U.S. Persons who own or are treated as owning common shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of the Group’s RPII.
If a non-U.S. subsidiary of FIHL is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities or constructively by U.S. Persons that hold shares of FIHL directly or indirectly through certain entities in a taxable year, then, unless either (i) the related person insurance income (“RPII”) determined on a gross basis, of the non-U.S. subsidiary is less than 20% of the non-U.S. subsidiary’s gross insurance income for the taxable year (the “20% Gross Income Exception”) or (ii) the non-U.S. subsidiary’s direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities less than 20% of the voting power and value of the non-U.S. subsidiary (the “20% Ownership Exception”), a U.S. Person who owns any shares of the non-U.S. subsidiary (directly or indirectly through certain entities, including by holding common shares) would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. subsidiary’s RPII for the entire taxable year, determined as if stock owned directly or indirectly by U.S. Persons on the last day of the non-U.S. subsidiary’s taxable year were the only stock in the U.S. subsidiary, regardless of whether such income is distributed, in which case the U.S. Person’s investment could be materially adversely affected. Generally, RPII is any “insurance income” (generally, premium and related investment income) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a related person to such a RPII shareholder. The amount of RPII earned by the non-U.S. subsidiary will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. subsidiary. FIHL believes that the direct or indirect insureds (and their related persons), whether or not U.S. Persons, of its non-U.S. subsidiaries that do not reinsure affiliates should not, currently or in the foreseeable future, directly or indirectly own 20% or more of either the voting power or value of the shares of FIHL or other non-U.S. subsidiaries. Additionally, FIHL does not expect the gross RPII of any non-U.S. subsidiary to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future. Accordingly, FIHL believes that one or both of the 20% Ownership Exception or the 20% Gross Income Exception should apply to each of its non-U.S. subsidiaries for the foreseeable future. However, FIHL cannot be certain that this will be the case because some of the factors which determine the extent of RPII and ownership of FIHL’s stock may be beyond the Group’s control or knowledge. Further, proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of FIHL’s non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Group’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning common shares. Prospective investors are urged to consult their tax advisors with respect to these rules.
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
U.S. Holders who dispose of shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of any gain realized on such disposition.
Subject to the discussion above relating to the potential application of PFIC rules, Code 1248 may apply to a disposition of common shares. Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the dispersion of ownership of FIHL’s common shares and provisions in its organizational documents that are intended to limit voting power in certain circumstances, no U.S. Holder of the common shares should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code section 1248 under the regular CFC rules should not apply to dispositions of the common shares. However, because the common shares may not be as widely dispersed as FIHL believes, the application of certain ownership attribution rules depends upon facts that FIHL may not have, and the provisions in FIHL’s organizational documents described above have not been tested, no assurance may be given that a U.S. Holder will not be characterized as owning, directly, indirectly through non-U.S. entities or constructively, 10% or more of the voting power of FIHL, in which case such U.S. Holder may be subject to the Code section 1248 rules.
Additionally, Code section 1248, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or the 20% Gross Income Exception or 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation that does not engage in the insurance business has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the RPII provisions in a contrary manner or that the Treasury Department will not issue regulations providing that these rules will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.
Risks Relating to Taxation-International Tax Risks
Changes in tax legislation could materially affect the Group’s business, prospectus, financial condition or results of operations or ability to provide returns to shareholders.
There may be changes in tax laws, tax practices, tax rates, treaties and regulations in one or more jurisdictions in or through which the Group operates or invests, or interpretations of such tax laws, practices, treaties and regulations (in each case, potentially with retroactive effect) that are adverse to the Group. For example, there has been significant legislative policy change in recent years in the taxation objectives with respect to the income of multinational corporations as a result of policy debate and proposals in many countries and in the current Base Erosion and Profit Shifting (“BEPS”) project of the Organisation for Economic Co-operation and Development (“OECD”) – see below for further information on BEPS, Pillar One and Pillar Two.
The financial results of the Group’s operations may be affected by measures taken in response to the BEPS project.
The OECD’s BEPS project is an attempt to co-ordinate multilateral action on perceived weaknesses in international tax rules. In particular, the BEPS project seeks, amongst other things, to limit or restrict: (i) the effectiveness of structures which have the effect of moving taxable profits from a high tax jurisdiction to a low tax jurisdiction; and/or (ii) access to the benefits of a bilateral tax treaty being obtained by a resident of a third party jurisdiction.
The OECD’s BEPS recommendations proposed the introduction of rules which deal with, amongst other things, the restriction of interest and other deductions for tax purposes, the prevention of potential tax benefits from using hybrid instruments and hybrid entities, the reform of controlled foreign company rules, mandatory disclosure by intermediaries or taxpayers of information in respect of aggressive or abusive tax planning schemes, changes to the definition of permanent establishments and changes to the application of double tax treaties in order to restrict the ability to rely on the terms of relevant double tax treaties in certain circumstances. The implementation of the BEPS recommendations by individual OECD jurisdictions has resulted in (and may continue to result in) significant changes in the domestic law and double tax treaties of individual OECD jurisdictions.
Changes to domestic law and double tax treaties in order to implement the BEPS recommendations may affect the Group by increasing tax reporting and disclosure obligations and/or the level of taxation on returns to the Group’s shareholders. For example, changes to the domestic law of relevant jurisdictions in order to implement the BEPS recommendations regarding anti-hybrid rules may lead to the denial of deductibility of interest payments made by the Group, thereby possibly increasing the tax liability at the level of these entities and affecting the overall profit of the Group.
The overall impact on the Group cannot yet be fully determined because, amongst other things, the domestic legislation implementing the recommendations in relevant jurisdictions remains relatively new and the interpretation thereof has not yet been fully tested.
The financial results of the Group’s operations may be affected by measures taken in response to the Pillar One and Pillar Two initiatives.
In furtherance of the BEPS initiative, the OECD is continuing to work on a two-pillar initiative (commonly referred to as “BEPS 2.0”) which is aimed at (i) the reallocation of taxing rights to the jurisdiction of the consumer (“Pillar One”), and (ii) a new global minimum corporate tax rate (“Pillar Two”).
Under the Pillar One proposals, “multinational enterprises” (“MNEs”) with an annual global turnover of (initially) at least EUR 20 billion would become subject to rules allocating 25% of profits in excess of a 10% profit margin to the jurisdictions where the consumers and users of those MNEs are located (subject to threshold rules). MNEs carrying on specific low-risk activities are excluded, including “regulated financial services” (yet to be defined). The Pillar One proposals are continuing to be negotiated, with the detail of the final Pillar One rules and implementation thereof remaining uncertain.
Pillar Two is aimed at ensuring that MNEs with annual global revenues of at least EUR 750 million are subject to a minimum effective tax rate of 15% in the jurisdictions in which they operate. Pillar Two proposes the introduction of three interlocking domestic rules: (i) the qualifying domestic minimum top-up tax, which imposes a top-up tax on an entity in an MNE group in the relevant implementing jurisdiction which has an effective tax rate below 15%, (ii) the income inclusion rule (“IIR”), which imposes a top-up tax on a parent entity of an MNE group in the relevant implementing jurisdiction in respect of the low-taxed income of other members of the MNE group and (iii) the undertaxed payment rule, which denies deductions of or requires an equivalent adjustment by an entity in an MNE group in the relevant implementing jurisdiction where the low-taxed income of another member of the MNE group in another jurisdiction is not taxed by an IIR. Additionally, a treaty-based subject to tax rule will permit source jurisdictions to impose limited withholding taxes on certain related party payments that are subject to tax below a minimum rate. Various foreign jurisdictions have already implemented or are in the process of implementing the Pillar Two rules by adopting them in their domestic legislation, with these rules beginning to come into effect in certain jurisdictions starting from 2024. Depending on whether and how the Pillar Two rules are implemented in jurisdictions relevant to the Group, effective tax rates payable by the Group could increase which could adversely affect the expected profits available to the Group’s shareholders.
The Group’s reporting obligations could be materially affected by tax information disclosure requirements.
The Group may be subject to a variety of tax reporting regimes depending on the jurisdiction(s) in which the Group operates. For example, FIID will be subject to the EU’s Sixth Directive on Administrative Cooperation (commonly known as “DAC 6”) and FIHL will be subject to the UK Mandatory Disclosure Rules, both of which provide for mandatory disclosure of relevant cross-border transactions and arrangements which satisfy certain hallmarks.
These tax reporting regimes may require the Group or persons associated with them to enter into discussions with and provide information to tax authorities which may involve disclosure of the structure of the Group and the identity and certain other information pertaining to the Group’s shareholders. Each prospective shareholder should be aware that such discussions and disclosure may take place and that shareholders may be required to provide further information to the relevant Group entity in order to facilitate such discussions or information disclosure. Any such discussions may give rise to adverse tax or other consequences, and there is no guarantee that the outcome of any discussions with tax authorities will achieve their intended results.

The EU’s ‘blacklist’ of non-cooperative tax jurisdictions could adversely affect the Group.
The EU maintains a list of jurisdictions which it considers to be “non-cooperative” for tax purposes (the “EU Tax List”). The EU Tax List includes those jurisdictions which the Council of the European Union (the “Council”) has identified as (i) not having engaged in a constructive dialogue with the EU in relation to tax governance, or (ii) having failed to deliver on their commitments to implement reforms to comply with the EU’s criteria within a specified time period. The Council generally updates the EU Tax List twice a year, at which time jurisdictions may be removed from the EU Tax List if they are considered by the Council to have rectified the previously identified deficiencies, or added if new deficiencies are identified. There can be no guarantee that (i) certain jurisdictions which have been removed from the EU Tax List will not be reinstated or (ii) new jurisdictions will not be added to the EU Tax List.
If a jurisdiction considered relevant to the Group features on the EU Tax List, the immediate impact for the Group may be limited. The Group and persons associated therewith may be subject to some increased audit and monitoring risk in certain EU jurisdictions, and certain investors may be subject to increased constraints on their ability to invest through jurisdictions which appear on the EU Tax List. However, there are currently limited direct tax consequences under the current law of individual EU member states of a jurisdiction relevant to the Group featuring on the EU Tax List. Individual EU member states were encouraged to adopt various “defensive” tax measures on or before January 1, 2021. Such measures include the denial of tax deductions or additional withholding taxes on payments made to or through a jurisdiction which is included on the EU Tax List, additional “controlled foreign company” inclusions or denial of domestic participation exemptions for shareholders of companies which are established in such a jurisdiction. If a jurisdiction relevant to the Group is included on the EU Tax List at a time when such “defensive” tax measures have been introduced by relevant EU member states, the Group could ultimately suffer additional tax costs relating to its activities. For more detail on the application of the EU Tax List to the Group, please see below the “Risks Relating to Taxation-Bermuda Tax Risks”.
Risks Relating to Taxation—U.K. Tax Risks
Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
FIHL is not incorporated in the U.K. but has filed returns for U.K. corporation tax on the basis that it is resident in the U.K. and has been since August 2015. FIHL and the U.K.-incorporated companies within the Group are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of the Group’s income and operations. The directors of FIHL intend to manage its affairs so that it remains resident in the U.K. for U.K. tax purposes. Any change in FIHL’s tax status or any change in U.K. tax laws could materially affect the Group’s business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
FIBL and FIID may be subject to U.K. tax, in which case its results of operations could be materially adversely affected.
FIBL and FIID are not incorporated in the U.K. and, accordingly, should not be treated as being resident in the U.K. for corporation tax purposes unless its central management and control is exercised in the U.K. The concept of central management and control is defined in U.K. case law as being indicative of the highest level of control of a company, which is wholly a question of fact. The directors of FIBL and FIID each intend to manage its affairs so that it is not resident in the U.K. for U.K. tax purposes as a result of the central management and control of FIBL and FIID being outside of the U.K.
A company that is not resident in the U.K. for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the U.K., but, in that situation, the charge to U.K. corporation tax is limited to profits (both revenue profits and capital gains) attributable directly or indirectly to such permanent establishment.
The directors of FIBL and FIID each intend to operate FIBL and FIID (as applicable) in such a manner that FIBL and FIID do not carry on a trade through a permanent establishment in the U.K. Nevertheless, because neither U.K. case law nor statute provide a clear definition as to the activities that constitute trading in the U.K. through a permanent establishment, His Majesty’s Revenue and Customs (“HMRC”) might contend successfully that FIBL and FIID are trading in the U.K. through a permanent establishment.
The U.K. has no comprehensive double taxation treaty with Bermuda. There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are resident may be exposed U.K. tax on income, profits and gains (other than by deduction or withholding) with respect to a trade carried on in the U.K. even if that trade is not carried on through a permanent establishment. However, the directors of FIBL intend to operate FIBL in such a manner that FIBL will not fall within the charge to tax on income, profits and gains in the U.K. (other than by deduction or withholding).
If FIBL and/or FIID were treated as being resident in the U.K. for U.K. corporation tax purposes, or as carrying on a trade in the U.K., the results of the Group’s operations could be materially adversely affected.

Any adverse adjustment under the U.K. transfer pricing regime could adversely impact the Group’s tax liability.
All intra-group services provided to or by FIHL or any of the U.K.-incorporated companies, including in particular the reinsurance arrangements between FIBL and FUL, are subject to the U.K. transfer pricing regime.
Consequently, if the reinsurance pursuant to these agreements (or any other intra-group services) is found not to be on arm’s-length terms and, as a result, a U.K. tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits for FUL, as if the reinsurance or provision of marketing services were on arm’s-length terms.
Pursuant to rules in the U.K. targeting avoidance schemes involving the transfer of corporate profits, where any payment between group companies is, in substance, a payment of all or a significant part of the profits of the business of the payer company, and the main purpose or one of the main purposes is to secure a tax advantage for any person, the payer’s profits are calculated for U.K. corporation tax purposes as if the profit transfer had not occurred. According to the Technical Note published by HMRC on March 19, 2014 (the “HMRC Technical Note”), where a company has entered into reinsurance arrangements within a group (for example quota share reinsurance) as part of ordinary commercial arrangements, this would not normally fall within the scope of this measure. This includes cases where the profitability of the ceding company is a factor taken into account in arriving at the premium to be paid.
Any transfer pricing adjustment, or the denial (in whole or in part) on any other basis, of a U.K. tax deduction for premiums paid pursuant to a reinsurance contract between companies in the Group, including as a result of any change to the HMRC Technical Note, could adversely impact the Group’s U.K. corporation tax liability.
Any charge under the U.K. diverted profits tax rules could adversely impact the Group’s tax liability.
The U.K. diverted profits tax (“DPT”) is currently separate from U.K. corporation tax and is charged at a higher rate of 6% higher than the standard rate of corporate tax (therefore being 31%) (subject to certain limited exceptions). The DPT is (broadly) an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group. The U.K.’s network of double tax treaties does not currently offer protection from a DPT charge. In the event that the rules apply, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. The application of the DPT to the Group could adversely impact the Group’s U.K. corporation tax liability. Shareholders should note that the DPT regime is the subject of an ongoing reform proposal. HMRC’s response to the June 19, 2023 consultation to reform U.K. law in relation to transfer pricing, permanent establishment, and DPT, published on January 16, 2024, proposed to remove DPT’s status as a separate tax and bring in an equivalent charge to U.K. corporation tax. Broadly, that reform would be intended to clarify the relationship between DPT and transfer pricing and provide access to treaty benefits for DPT. Draft legislation was published on April 28, 2025 for the technical consultation phase, and is subject to change. Finance Bill No. 2 2024-26 contains legislation which replaces the DPT by bringing such transactions under the Unassessed Transfer Pricing Profits regime. This has not been enacted as at 31 December 2025.
Any charge or adverse adjustment under the U.K. legislation governing the taxation of U.K. tax resident holding companies on the profits of their foreign subsidiaries could adversely impact the Group’s tax liability.
Under the U.K. controlled foreign company (“U.K. CFC”) regime, the income profits of non-U.K. resident companies may in certain circumstances be attributed to controlling U.K.-resident shareholders for U.K. corporation tax purposes. The directors of each of FIHL’s non-U.K. resident subsidiaries intend to operate those subsidiaries in such a manner that its profits are not taxed on FIHL under the U.K. CFC regime. Any change in the way in which each of the non-U.K. subsidiaries operate or any change in the U.K. CFC regime, resulting in an attribution of any of their income profits to FIHL for U.K. corporation tax purposes, could materially adversely affect the Group’s financial condition.
The U.K.’s multinational top-up tax (“MTT”) or domestic top-up tax (“DTT”) may adversely impact the Group’s tax liability.
In line with the OECD’s Pillar Two framework (see “—Risks Relating to Taxation—International Tax Risks”), the U.K. introduced a MTT and DTT, pursuant to the Finance (No. 2) Act 2023 and Finance Act 2024, with application for accounting periods beginning on or after December 31, 2023. Broadly, if the Group meets the threshold for consolidated revenue, it may result in a charge under the MTT (or DTT, if applicable) to the extent that its effective tax rate is below fifteen percent. The rules relating to the MTT (and DTT) are broad in scope and FIHL is continuing to monitor the impact of these rules on its operations and results. FIHL is the responsible member of a qualifying multinational group for the purposes of the MTT and this has resulted in additional tax charged to the Group in the year ended December 31, 2024 and 2025.

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
Any adverse adjustment under the Irish transfer pricing regimes could adversely impact the Group’s tax liability.
The reinsurance arrangements between FIBL and FIID are subject to the Irish transfer pricing regime and consequently, if the reinsurance pursuant to these agreements (or any other intra-group services) is found not to be on arm’s-length terms and, as a result, an Irish tax advantage is being obtained, an adjustment will be required to compute Irish taxable profits for FIID as if the reinsurance or provision of marketing services were on arm’s-length terms.
Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (VAT) group may give rise to additional irrecoverable Irish VAT cost, which could negatively impact the Group’s results of operations.
The VAT exemption applicable to insurance and reinsurance transactions, including related services performed by insurance brokers and insurance agents, has been the subject of a number of decisions of The Court of Justice of the European Union (the “CJEU”) which may be interpreted as having clarified a narrower scope of such exemption as it applies to the supply of core insurance services, and related services by insurance brokers and insurance agents, including whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to insurance and reinsurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that FIID relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.
In addition, at present FIID may rely upon the existence of an Irish VAT group to result in no Irish VAT arising on supplies received by FIID from establishments outside Ireland of other Irish VAT group members. The Irish Revenue Commissioners have recently confirmed a significant change to their prior interpretation that when an entity joins an Irish VAT group, the entire entity is deemed to be part of the Irish VAT group, which includes overseas establishments. Now it has been confirmed that, in line with recent decisions of the CJEU, overseas establishments cannot form part of an Irish VAT group and that such Irish VAT groups are limited in effect to supplies between establishments of VAT group members within Ireland. This change will take effect for VAT groups which were in existence prior to November 19, 2025 from January 1, 2027. It automatically applies to any VAT groups formed after November 19, 2025. Where FIID does rely upon an Irish VAT group which existed prior to November 19, 2025, services provided by overseas establishments of any members of FIID’s Irish VAT group to other parties in the VAT group should now be considered in detail as they may give rise to additional irrecoverable Irish VAT costs in the structure where no VAT exemption applies to such services post January 1, 2027. It should also be noted that in a related change in practice, any Irish entity or Irish establishment of a foreign entity should be treated separately for VAT purposes from any other EU establishment of the same entity where such other EU establishment is a member of a VAT group in another EU Member State. Where this applies to FIID, it will similarly need to potentially consider the VAT treatment of any supplies made between those establishments (which historically would likely have been treated as not giving rise to a supply for Irish VAT purposes).

Risks Relating to Taxation—Bermuda Tax Risks
FIHL and FIBL may become subject to taxes in Bermuda, which could negatively impact the Group’s results of operations.
In response to the OECD Pillar Two initiative, Bermuda enacted the Corporate Income Tax Act 2023 (“Bermuda CIT Act”) which is fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the Bermuda CIT Act are the Bermuda Constituent Entities (as defined in the Bermuda CIT Act) of multi-national groups. A multi-national group is defined under the Bermuda CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multinational group are subject to tax under the Bermuda CIT Act, such tax is charged at a rate of 15% of the net income of such constituent entities (as determined in accordance with the Bermuda CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities).
In July 2024, the Bermuda Government passed the Corporate Income Tax Agency Act which, among other things, establishes the Bermuda Corporate Income Tax Agency (the "Agency"). The Agency is responsible for the administration of the Bermuda CIT Act and the collection of tax receipts. This responsibility includes without limitation administering the processes and procedures for the filing of tax returns and the calculation of taxes owed.
The Corporate Income Tax (Administrative) Regulations 2025, which came into force on June 2, 2025, provide further detail on how the Bermuda CIT Act is administered, including filing and registration requirements, payments of tax, and the inquiry and dispute processes.
FIHL and/or FIBL may be subject to tax under the Bermuda CIT Act to the extent such entities satisfy the definition of a Bermuda Constituent Entity under the Bermuda CIT Act. However, the full extent of the Bermuda CIT Act and its related legislation to FIHL and/or FIBL will depend on the practical application of the technical detail, which is still emerging. Accordingly, the impact on FIHL’s and/or FIBL’s economic performance in the future remains uncertain. It is also expected that any Bermuda constituent entity's liability for tax under the Bermuda CIT Act will apply notwithstanding the prior issue of any assurances by the Bermuda Minister of Finance.
Further, if the Bermuda corporate income tax is not treated as a “covered tax” in accordance with the OECD’s model rules, or if the corporate income tax does not otherwise achieve a minimum effective tax rate of 15% (as calculated in accordance with the OECD's model rules), additional material top-up taxes may be payable by the Group’s Irish and U.K. tax-resident companies in future.
The OECD’s review of harmful tax competition could adversely affect the Group’s tax status in Bermuda and elsewhere.
The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes around the world. Following a review of Bermuda’s economic substance compliance, Bermuda was placed on the “grey list” by the OECD and the Council of the European Union between February and October 2022. The “grey list” is a list of jurisdictions that have made sufficient commitments to reform their tax practices but remain subject to close monitoring while they are executing their commitments. Bermuda had already addressed the recommendations in practice and had formalized these practices by April 2022, and was removed from the “grey list”. However, the Group is not able to predict whether any changes will be made to this classification or whether any such changes will result in the imposition of additional taxes.
The introduction of economic substance requirements in Bermuda required by the E.U. could adversely affect the Group.
In December 2018 Bermuda enacted the Economic Substance Act 2018 (the “ES Act”). Pursuant to the ES Act, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda that carries on as a business any one or more of the “relevant activities” referred to in the ES Act, and from which it earns gross revenue, must comply with economic substance requirements by maintaining a substantial economic presence in Bermuda.
The ES Act requires in scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda.
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
Risks Relating to changes to Bermuda’s beneficial ownership.
Bermuda’s Beneficial Ownership Act 2025 (the “Beneficial Ownership Act”), which consolidated Bermuda's beneficial ownership framework and transferred responsibility for the central register from the Bermuda Monetary Authority to the Registrar of Companies,

came into force in November 2025. The Beneficial Ownership Act requires Bermuda legal persons, including licensed insurers, to identify individuals who ultimately own or exercise control over them (including through ownership of 25% or more, ultimate effective control or control by other means) and to maintain and file prescribed beneficial ownership information with the Registrar of Companies, subject to confidentiality restrictions.
The Beneficial Ownership Act generally exempts a legal person whose shares are listed on the Bermuda Stock Exchange or an appointed stock exchange, and any subsidiary of such a listed legal person, from the obligation to maintain a beneficial ownership register. Listed entities, however, must still confirm their exempt status to the Registrar of Companies, file proof of the relevant listing, and notify the Registrar of Companies of any listing or delisting changes within 14 days. Failure to comply can result in action from the Registrar of Companies under the Registrar of Companies (Compliance Measures) Act 2017.
If the Company were to lose its listed status or if any non‑listed Bermuda legal persons within its group become in scope then the Company and those entities could be required to establish and maintain a beneficial ownership register, verify beneficial owner information, and file minimum required information with the Registrar of Companies. Because supplementary regulations and guidance under the Beneficial Ownership Act are being refined and because consequential amendments span multiple statutes (including the Companies Act 1981), there is uncertainty regarding the scope, timing and enforcement of certain obligations.
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
FIHL is a holding company and, as such, has no substantial operations of its own. FIHL does not expect to have any significant operations or assets other than ownership of the shares of operating subsidiaries. Dividends and other permitted distributions and loans from operating subsidiaries are expected to be the sole source of funds to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of common shares, and dividends to the holders of our common shares. The Group’s operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and make loans to other Group companies. FIHL’s ability to pay dividends on common shares is also dependent on the availability of distributable reserves. The inability of operating subsidiaries to pay dividends in an amount sufficient to enable FIHL to meet its cash requirements at the holding company level could have a material adverse effect on the common shares. In addition, FIHL’s ability to pay dividends is subject to the restrictive covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur.
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
In addition, the Bermuda Companies Act 1981 (the “Bermuda Companies Act”) limits FIHL’s ability to pay dividends to shareholders. Under Bermuda law, when a company issues shares, the aggregate paid in par value of the issued shares comprises the company’s share capital account. When shares are issued at a premium the amount paid in excess of the par value must be allocated to and maintained in a capital account called the “share premium account.” The Bermuda Companies Act requires shareholder approval prior to any reduction of the FIHL’s share capital or share premium account.
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
If securities or industry analysts do not publish research or reports about the Group’s business or if they downgrade the common shares, or if there is any fluctuation in the Group’s ratings, the price of the common shares and trading volume could decline.
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
As a foreign private issuer, there is less required publicly available information concerning FIHL than there would be if it were a U.S. domestic public company.
FIHL is a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, FIHL is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, FIHL’s senior management and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of common shares or FIHL’s other securities. Moreover, FIHL is not required to file quarterly reports on Form 10-Q containing unaudited financial and other specified information with the SEC. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
FIHL may lose its foreign private issuer status which would then require it to comply with the Exchange Act’s U.S. domestic company reporting regime and cause it to incur additional legal, accounting and other expenses.
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
If FIHL loses its status as a foreign private issuer, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which, as discussed above, are more detailed and extensive than the requirements for foreign private issuers. FIHL may also be required to make changes in its corporate governance practices in accordance with various SEC and NYSE rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. FIHL would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.
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
The NYSE’s corporate governance rules require listed companies to comply with a number of corporate governance standards. As a foreign private issuer, FIHL is permitted, and it intends, to follow certain home country corporate governance practices that differ significantly from the NYSE corporate governance listing standards, provided FIHL discloses the requirements it is not following and describes the corporate governance practices of Bermuda that it is following. These practices may afford less protection to shareholders than they would enjoy if FIHL complied fully with NYSE’s corporate governance listing standards.
For example, as long as FIHL relies on the foreign private issuer exemptions under NYSE rules, shareholder approval is not required for equity compensation plans or material amendments to such plans, nor for share issuances that would otherwise require approval for domestic issuers, such as (i) issuances exceeding 1% of FIHL’s outstanding common shares (including derivative securities) in number or voting power in connection with equity compensation arrangements, or (ii) issuances of 20% or more of FIHL’s outstanding common shares (including derivative securities) in number or voting power in other contexts, including capital‑raising transactions, or for issuances that would result in a change of control. FIHL may in the future elect to follow home country practices with regard to other matters. As a result, FIHL’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. See also Item 16.G. Corporate Governance.
If FIHL or its existing shareholders sell additional common shares or are perceived by the public markets as intending to sell additional common shares, the market price of the common shares could decline.
The sale of substantial amounts of common shares in the public market by the Company in a primary offering or its existing shareholders in a secondary offering, or the perception that such sales could occur, could harm the prevailing market price of the common shares. All of our common shares outstanding as of the date of this report are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), so long as they are held by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Certain existing holders of our common shares, who are also our “affiliates” as that term is defined under Rule 144 of the Securities Act, have registration rights, pursuant to the Registration Rights Agreement (as defined below), subject to some conditions, which requires us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the common shares for the holders of registration rights, they can be freely sold in the public market upon issuance. See Item 7.B. Related Party Transactions “Registration Rights Agreement”.
Certain securities of FIHL rank senior to the common shares.
FIHL has previously issued certain securities that rank senior to the common shares. FIHL has in issue certain notes issued by FIHL. The notes rank senior to the common shares and have prior rights to interest payments, income and capital which may significantly affect FIHL’s capital attributable to the common shares and the likelihood that the Board will declare dividends payable on common shares.
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
The Group will require liquidity from sources of cash flows from operating, financing or investing activities including, for example, to:
•pay claims;
•fund its operating expenses;
•to the extent declared, pay dividends on its common shares;
•service its debt, including paying interest due;
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
•meet rating agency or regulatory capital requirements; and

•respond to competitive pressures.
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
Financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times. See Item 5.B. Liquidity and Capital Resources for a discussion of the Group’s liquidity requirements.
The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the common shares or prevent holders of common shares from receiving premium prices for their common shares in an unsolicited takeover.
FIHL’s Amended and Restated Bye-Laws (the “Amended and Restated Bye-Laws”), contain certain provisions that could delay or prevent changes in the Board or a change of control that a shareholder might consider favorable. These provisions may encourage companies interested in acquiring FIHL to negotiate in advance with the Board, since the Board has the authority to overrule the operation of several of the limitations. Even in the absence of a takeover attempt, these provisions may adversely affect the value of the common shares if they are viewed as discouraging takeover attempts in the future. For example, provisions in the Amended and Restated Bye-Laws that could delay or prevent a change in the Board or management or change in control include:
•the authorized number of directors may be increased by resolution adopted by the affirmative vote of a simple majority of the Board;
•each of the Crestview Funds (as defined below, see Item 7.A. Major Shareholders), CVC Falcon Holdings Limited (“CVC”) and Pine Brook Feal Intermediate L.P. (“Pine Brook”) (each a “Founder” and together, the “Founders”) and TFP HoldCo has the right to nominate one individual to serve as a director on the Board;
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
•shareholders may fill any vacancy on the Board at the meeting at which such director is removed. In the absence of such election or appointment, the Board may fill the vacancy. In the event the vacancy to be filled is for a director nominated by a Founder or TFP HoldCo, then the relevant Founder or TFP HoldCo shall have the right to nominate a person to fill such vacancy;
•advance notice of shareholders’ proposals is required in connection with annual general meetings;
•a simple majority vote of shareholders together with the consent of the Founders and/or TFP HoldCo is required to effect certain amendments to the Amended and Restated Bye-Laws that would adversely affect their respective rights thereunder; and
•subject to any resolution of our shareholders to the contrary, the Board is permitted to issue any of the authorized but unissued shares and to fix the price, rights, preferences, privileges and restrictions of any such shares without any further vote or action by the shareholders.
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
The Amended and Restated Common Shareholders Agreement confers certain consent rights on TFP HoldCo, which will allow it to exercise a certain amount of control over FIHL and limit other shareholders’ ability to influence the outcome of matters submitted to a shareholder vote.
TFP HoldCo owns approximately 9.9% holder of our common shares. Under the terms of the Amended and Restated Common Shareholders Agreement dated as of June 16, 2023 (the “Amended and Restated Common Shareholders Agreement”), for so long as TFP HoldCo holds at least 4.9% of our common shares and the Framework Agreement is in effect, the consent of TFP HoldCo is required to undertake a number of key corporate actions requiring shareholder approval, thereby having the ability to exercise substantial control over such actions, irrespective of how FIHL’s other shareholders may vote. Additionally, in relation to any proposed issuance of further common shares, TFP HoldCo has the benefit of a right to elect to purchase up to its pro rata portion of the common shares at the same price as other subscribers and within a specific period, in accordance with the terms of the Amended and Restated Common Shareholders Agreement (the “Allocation Right”). In addition, pursuant to certain agreements entered into by and between FIHL and TFP HoldCo, TFP HoldCo has the right to sell a pro rata portion of its common shares of FIHL in connection with either an open market share repurchase by the Group or a share repurchase made by the Group in a privately negotiated transaction with one or more shareholders to ensure its beneficial ownership of FIHL’s outstanding common shares does not exceed 9.9% of the total number of FIHL shares outstanding, after giving effect to such share repurchase transaction. For the avoidance of doubt, if TFP HoldCo sells any of its common shares, other than in connection with any stock conversions, buybacks, repurchases, redemptions, or other changes resulting from any stock split, combination or similar recapitalization, or its ownership of FIHL’s common shares otherwise falls below 4.9% as a consequence of a dilutive action taken by FIHL, TFP HoldCo will no longer be entitled to exercise its consent rights or the Allocation Right. In addition, TFP HoldCo has a Board nomination right that may enable it to exercise a level of control through a director over corporate actions.
TFP HoldCo’s consent rights may also adversely affect the trading price of the common shares to the extent investors perceive disadvantages in owning shares of a company with a shareholder with an ability to exercise a degree of control and influence over such company. For example, TFP HoldCo’s rights may delay, defer, or prevent a change in control of FIHL or impede a merger, takeover or other business combination which may otherwise be favorable for the Group.
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
Puglisi & Associates is our agent for service of process with respect to actions based on offers and sales of securities made in the U.S. The Group has been advised by Carey Olsen Bermuda that, as of the date of this report, the U.S. and Bermuda do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. The Group has been advised by Carey Olsen Bermuda that a final and conclusive judgment obtained in a court in the U.S. under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.
Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; and (v) there is due compliance with the correct procedures under Bermuda law.
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
The Group is comprised of a holding company, Fidelis Insurance Holdings Limited (“FIHL”), a Bermuda exempted company, incorporated under the Bermuda Companies Act on August 22, 2014, and its three principal operating subsidiaries: Fidelis Insurance Bermuda Limited (“FIBL”), Fidelis Underwriting Limited (“FUL”) and Fidelis Insurance Ireland DAC (“FIID”). The Group also has its own service company, FIHL (UK) Services Limited, with a branch in Ireland, and a Lloyd’s corporate member, Nameco (No 1404) Limited (the “Fidelis IG Corporate Member”), established on May 22, 2024 as a wholly owned subsidiary of FIBL, to facilitate its participation in Lloyd’s Syndicate 3123’s underwriting activity.
The Group was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. The Group, originally founded as “Fidelis,” completed its initial funding and began underwriting business in June 2015 under the direction of an innovative and experienced management team.
On January 3, 2023, Fidelis was reorganized pursuant to the Separation Transactions to create two distinct holding companies and businesses: Fidelis Insurance Group and TFP. TFP is a separate, privately held company, which manages certain origination and underwriting activities on behalf of Fidelis Insurance Group. This innovative structure was put in place to enable Fidelis Insurance Group to expand its focus on capital management and portfolio optimization, while continuing to access the underwriting expertise of TFP. Under this structure, we believe we are well positioned to generate attractive returns, deploy capital toward profitable underwriting opportunities, and grow our business, to deliver strong returns to our shareholders. See Item 7.B. Related Party Transactions for further information relating to the contractual matrix forming this structure.
In July 2023, FIHL became a publicly traded company on the NYSE. FIHL’s reports filed with or furnished to the SEC are available, free of charge, on its investor relations website at www.fidelisinsurance.com as soon as reasonably practicable after it electronically file such material with, or furnishes it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding FIHL and other companies that file materials with the SEC electronically. FIHL uses its investor relations website as a means of disclosing material information. Accordingly, investors should monitor the investor relations website, in addition to following FIHL’s press releases, SEC filings, and public conference calls and webcasts.
FIHL is registered with the Registrar of Companies in Bermuda under registration number 49414. FIHL’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (c/o Conyers Corporate Services (Bermuda) Limited) (telephone number: +1 441 279 2500). Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website address is www.fidelisinsurance.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this report.
Important Events in the Recent History of the Company
On February 25, 2026, the Company announced that it intends to change its name to Pelagos Insurance Capital Limited (“Pelagos Insurance Capital”) and is expected to begin trading under the new ticker symbol (NYSE: PLGO) in May 2026, subject to all necessary regulatory and legal approvals. For more information, please see our current report on Form 6-K furnished to the SEC on February 25, 2026, available electronically at www.sec.gov.
B. Business Overview
Fidelis Insurance Group is a strategic capital allocator and risk selector in specialty insurance and reinsurance, focused on identifying the most compelling opportunities in the market to allocate capital and the best-in-class partners to execute the Group’s underwriting strategy in those areas. We are led by our Group Chief Executive Officer, Daniel Burrows, who has more than 35 years of experience in the insurance industry, and is supported by a highly experienced management team.
Our business comprises two segments: Insurance and Reinsurance, with a diversified portfolio spanning 10 lines of business. This breadth allows us to provide solutions for customers across a broad range of industries, manage different types of risk, and operate effectively across geographic regions. Our disciplined underwriting and active capital management enable us to respond dynamically to market cycles and pursue opportunities that we believe offer an attractive balance of risk and return. This strategic flexibility supports sustainable and profitable growth, and underpins our ability to create long term value for both clients and shareholders.
Through this operating model, we are well positioned to make nimble, disciplined and efficient decisions enabling us to respond quickly to changing conditions and an evolving marketplace. The Group’s strong capital position further enhances our flexibility to underwrite attractive opportunities and strategically deploy capital.
Investments
Our investment strategy is focused on delivering attractive investment income while targeting an above-average risk-adjusted total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our clients, rating agencies and regulators, and to support our underwriting activities.
At December 31, 2025, our investments consisted primarily of a diversified portfolio of high-quality fixed maturity securities (including U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, investment-grade emerging market debt, mortgage and other asset-backed securities) together with small allocations to sub-investment grade fixed maturity securities. The assets in our fixed maturity portfolio are managed primarily by external investment managers through individual investment management agreements. Our investments also include a strategic allocation to “other investments” which are comprised of fixed income funds, hedge funds and private credit investments. We monitor the activity and performance of our fixed maturity portfolio and our other investments regularly.
Business Segments
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment comprises a portfolio of Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks.
The Reinsurance segment is primarily a property catastrophe book, with a smaller proportion of Retro & Whole Account business.
The table below sets forth the GPW by line of business for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
	GPW	% of total	GPW	% of total	GPW	% of total
Insurance
Property	$1,314.9	28%	$1,279.6	29%	$988.1	28%
Marine	722.6	15%	785.7	18%	673.4	19%
Asset Backed Finance & Portfolio Credit	531.0	11%	399.2	9%	293.3	8%
Energy	208.8	4%	192.5	4%	172.1	5%
Cyber	195.6	4%	82.9	2%	69.9	2%
Aviation & Aerospace	172.2	4%	339.5	8%	371.8	10%
Political Risk, Violence & Terror	156.6	4%	204.2	4%	221.7	6%
Other Insurance	454.6	10%	254.9	6%	170.1	4%
Total Insurance	3,756.3	80%	3,538.5	80%	2,960.4	82%
Reinsurance
Property Reinsurance	931.6	19%	832.9	19%	596.8	17%
Retro & Whole Account	29.7	1%	31.7	1%	21.8	1%
Total Reinsurance	961.3	20%	864.6	20%	618.6	18%
Total GPW	$4,717.6	100%	$4,403.1	100%	$3,579.0	100%
For information on GPW by geographical location, refer to Item 18 Financial Statements, Note 3 (Segments) to our audited consolidated financial statements.
Insurance
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation. The Insurance segment benefits from a broad suite of reinsurance protections including quota share, aggregate, stop loss and excess of loss cover, which help to reduce volatility. Our Insurance segment facilitates diversification through multi-product offerings across property, traditional specialty lines and bespoke products. The following are the lines of business in our Insurance segment:

Property: provides cover for all risks of direct physical loss or damage, business interruption and natural catastrophe perils. The portfolio covers a wide range of occupancies from real estate portfolios, municipalities, infrastructure, schools, commercial and manufacturing accounts and construction risks and supports a diversified range of clients. We write a mix of global, North American and individual international territory risks and write the entire lifecycle of property risks from planning, construction, operational, to decommissioning.
Marine: provides cover for a range of exposures on a global basis including marine hull and liability, marine cargo, construction and marine war.
Asset Backed Finance & Portfolio Credit: includes asset-backed finance/collateral protection, mortgage indemnity, structured credit, and surety. Drivers for specific risk transfer for these products are often different from traditional insurance procurement and include regulatory capital relief, capital efficiency and transaction facilitation.
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
Aviation & Aerospace: provides a range of cover for owners and financiers of aircraft including airlines hull, liability, liability war, hull war, contingent all-risk, as well as product liability for the world’s leading manufacturers. We also cover pre-launch, transit and launch risk for satellite manufacturers and operators in our Aerospace book.
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
Other Insurance: includes contingency providing coverage for event cancellation, non-appearance and other contingencies, title insurance, warranty insurance, alternative risk transfer and other specialty risks.
Reinsurance
Our Reinsurance segment consists of an actively managed global, property reinsurance portfolio, providing reinsurance and a limited amount of retrocession coverage on both a proportional and excess of loss basis. The portfolio is global, with a significant concentration in North America and also includes exposures in other regions around the world, particularly in Japan, Europe, and Australasia.
The Reinsurance segment benefits from a broad suite of reinsurance protections including quota share, aggregate, stop loss and excess of loss retrocessional cover, catastrophe bond cover and industry loss warranties, which helps to minimize the potential net losses in the business written. We believe our strategy of pursuing closely controlled aggregates and focusing on residential portfolios in the Reinsurance segment helps keep volatility lower than a typical catastrophe book.
Outwards Reinsurance Purchasing
We purchase reinsurance to cover the potential accumulation or aggregation of exposures and to cover specific business written when warranted. We may purchase reinsurance to manage our capital and the volatility of our underwriting results more effectively or otherwise to facilitate the exit of certain business. This may include, inter alia, increasing our protection from underwriting risks, increasing our overall ability to deploy significant line sizes, reducing and spreading the risk of loss on our insurance and reinsurance business and limiting our exposure to multiple claims arising from a single occurrence. The amount of reinsurance we desire to purchase and our reasons for purchasing reinsurance will vary over time. At December 31, 2025, we had reinsurance balances recoverable on reserves for losses and loss adjustment expenses of $1,195.6 million (December 31, 2024: $1,255.6 million) and reinsurance balances recoverable on paid losses of $438.7 million (December 31, 2024: $278.4 million). The reinsurance we purchase can take the form of quota share, aggregate, stop loss and excess of loss programs, catastrophe bonds and industry loss warranties. We evaluate the financial condition of our reinsurers regularly and monitor concentrations of credit risk with reinsurers. In some cases, our strategic underwriting partners may be afforded discretion to purchase reinsurance for us from a non-rated source, subject to full collateralization of policy limits ceded under such reinsurance (for example, through purchase of industry loss warranties) or to seek direct access to capital markets (for example, through catastrophe bonds). When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the transferred risk or perils of the subject, right or interest protected by the reinsurance. Although the reinsurer will be liable to us in respect of the business ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligations at some later date. Pursuant to delegated authority, TFP may design and place certain outwards reinsurance on behalf of the Group in conjunction with its overall management of the relevant book of business. All such outwards reinsurance placed is subject to the Group’s approval.

For further details, see Item 18 Financial Statements, Note 10 (Reinsurance and Retrocessional Reinsurance) to our audited consolidated financial statements.
Underwriting Risk Management
Key considerations within our underwriting risk management process include (i) adequacy of underlying rates for each class of business and territory based upon our in-house proprietary view of risk; (ii) the reputation of the proposed (re)insured; (iii) the geographic area in which the (re)insured does business, together with our catastrophe exposures and our aggregate exposures in that area; (iv) historical loss data for the (re)insured and, where available, for the industry as a whole in order to compare the historical loss experience to industry averages; (v) projections of future loss frequency and severity; and (vi) if relevant, the perceived financial strength of the (re)insured as well as certain ESG factors.
Where underwriting authority has been delegated, we agree underwriting frameworks with our strategic underwriting partners, including TFP, which include underwriting parameters to ensure decisions taken by our strategic underwriting partners are aligned with our strategic objectives. These frameworks set out collaborative business planning processes between us and the relevant strategic underwriting partner, which are subject to multiple levels of review.
In setting our underwriting and risk selection approach and strategy, we focus on the following four key principles, which are driven by our risk appetite and tolerances:
(1) Discipline. We leverage our strategic underwriting partners’ disciplined and analytical underwriting approach. For example, in our outsourced relationship with TFP in particular, we benefit from the comprehensive framework of underwriting controls, which is focused on real time pre-quote peer review and portfolio management through the daily Underwriting and Marketing Conference Call (the “UMCC”). The UMCC involves practice leads and key members of senior management, including risk modeling, actuarial, legal, compliance, contract wordings and claims representatives. This provides live market insights and multiple perspectives to allow underwriters to quickly assess emerging opportunities, achieve strong underwriting performance and cross-sell our product range. We believe that the UMCC is a unique proposition and not something our peers benefit from.
(2) Clients and Brokers. We aim to deliver superior solutions for our clients and broker partners. By working together with our strategic underwriting partners, we are able to move quickly during the changing market cycles, which enables us to deliver products meeting our clients’ demands. Our capital allocation business model is built on the balance of long-term relationships with quality clients and respect for the core broker distribution model. We encourage multi-tier engagement with brokers using consistent data points to measure performance and identify opportunities.
(3) Innovation. We recognize that in an ever-changing and competitive market, we must put a lot of emphasis on creativity in bringing new products to market. We intend to benefit from our strategic underwriting partners’ abilities in development and innovation when creating new products and client-led solutions.
(4) Risk and capital management. In order to optimize our risk and return, we allow our strategic underwriting partners flexibility within their individual business plans, subject always to clearly defined risk appetites and tolerances with respect to the relevant business underwritten, thereby allocating capital to those classes that optimize our risk-adjusted return.
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
The following table sets forth the Group’s premiums written by source that individually contributed more than 10% of total GPW for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Aon plc	$896.3	$572.4	$465.3
Marsh & McLennan Companies Inc	$754.8	$880.6	$644.2
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2025, 2024 and 2023.
Claims Management
The Group employs a specialized team of claims professionals who are knowledgeable about the industries we serve and the lines of business we write. Our claims professionals aim to systematically review and address claims with fair and equitable solutions, and provide comprehensive responses, as required.

In cases where claims management activities are partially delegated to an outsourced service provider (including, for example, TFP), the Group retains an oversight function and ultimate approval authority in respect of all claims relating to large losses. In its oversight role, the Group ensures that the claims professionals employed by our outsourced service partners work closely with the Group’s underwriting and claims team to achieve consistency and efficiencies across all lines of business.
When providing for claims management delegation, the Group also ensures our outsourced service providers employ a staff of experienced claims professionals who are obliged to operate within the parameters set forth in the relevant delegation frameworks, including a maximum monetary threshold. Claims that exceed the delegation threshold must be referred back to our in-house team of claims professionals for oversight and resolution within predefined timelines. Claims subject to coverage disputes and/or litigation are handled pursuant to separately agreed procedures.
The key responsibilities of claims management departments include:
•Processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage and expense;
•Making timely payments in the appropriate amount on those claims for which the Group is legally obligated to pay;
•Selecting appropriate counsel and experts for claims, managing claims-related litigation and regulatory compliance;
•Contributing to the underwriting process by collaborating with the underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education; and
•Contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.
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
We compete with major U.S., U.K., Bermudian, European and other international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable financial strength ratings than we do, as well as greater marketing, management and business resources. Our competitors also includes new companies that enter the insurance and reinsurance industries. In addition, we compete with capital markets participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products.
Financial Strength Ratings
Ratings by independent agencies are an important factor in establishing the relative financial and operational strength of (re)insurance companies and are important to our ability to market and sell our products and services. Rating agencies continually review the financial positions of (re)insurers, including us. Each of our insurance and reinsurance operating subsidiaries have been assigned the following financial strength ratings, as of the dates indicated:

	AM Best (1)		S&P (2)		Moody’s (3)
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fidelis Insurance Bermuda Limited	A	Stable	A-	Stable	A3	Stable
Fidelis Underwriting Limited	A	Stable	A-	Stable	A3	Stable
Fidelis Insurance Ireland DAC	A	Stable	A-	Stable	A3	Stable
__________________
(1)“A” represents the financial strength ratings assigned by AM Best, as last updated February 28, 2025.
(2)“A-” represents the financial strength ratings assigned by S&P, as last updated October 10, 2025.
(3)“A3” represents the financial strength ratings assigned by Moody’s, as last updated July 23, 2025.
Additionally, AM Best assigned a “BBB” long-term issuer credit rating to FIHL, which indicates a good ability to meet ongoing senior financial obligations. S&P has assigned a “BBB” long-term issuer rating to FIHL, which indicates adequate capacity to meet financial commitments but greater susceptibility to adverse economic conditions. Moody’s assigned a “Baa2” long-term issuer rating to FIHL.
These ratings reflect AM Best’s, S&P and Moody’s respective opinions of the ability of FIHL’s respective subsidiaries to pay claims and are not evaluations directed to security holders. AM Best maintains a letter-scale rating system ranging from “A++” (Superior) to “F” (in liquidation). S&P maintains a letter-scale rating system ranging from “AAA” (Extremely Strong) to “D” (Default). Moody’s maintains a letter-scale rating system ranging from “Aaa” (Minimum Credit Risk) to “C” (In Default). These ratings are subject to periodic review and may be revised downward or revoked at the sole discretion of the respective rating agency.
Regulatory Matters
The Group is subject to regulation and supervision in the jurisdictions in which it operates. In particular, the businesses of FIHL’s three insurance operating subsidiaries, FIBL, FUL and FIID, are authorized by, and subject to insurance laws and regulations that are administered and enforced by, a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally.
The following is a summary of the core aspects of the regulatory environment of our insurance operating subsidiaries, primarily in their respective jurisdictions of Bermuda, Ireland and the U.K. FIBL and FUL also conduct their business pursuant to the applicable U.S. excess and surplus lines and certified reinsurer authorizations.
The following summary relates predominantly to the insurance regulatory regimes in Bermuda, Ireland and the U.K., insofar as they relate to the insurance operating subsidiaries as authorized insurers.
Bermuda Insurance Regulation
The following provides a more in-depth discussion of the applicable Bermuda regulation given FIHL and FIBL’s incorporation in Bermuda and the BMA Group supervision.
Group Supervision
The BMA may, in respect of an insurance group, determine whether it is appropriate for it to act as its group supervisor in which case it shall designate a specified insurer that is a member of the insurance group to be the designated insurer (the “Designated Insurer”). The BMA has determined that it is appropriate for it to act as group supervisor for the Group and, on March 17, 2016, designated FIBL as the Designated Insurer.
An insurance group is defined as a group of companies that conducts insurance business. The BMA may make a determination to act as group supervisor where it ascertains that (i) the group is headed by a “specified insurer” (that is to say, it is headed by either a Class 3A, Class 3B or Class 4 general business insurer or a Class C, Class D or Class E long-term insurer or another class of insurer designated by order of the BMA); or (ii) where the insurance group is not headed by a “specified insurer,” where it is headed by a parent company which is incorporated in Bermuda or (iii) where the parent company of the group is not a Bermuda company, in circumstances where the BMA is satisfied that the insurance group is directed and managed from Bermuda or the insurer with the largest balance sheet total is a specified insurer.
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
FIBL, as Designated Insurer, is required to notify the BMA if any member of the Regulatory Group intends to acquire or amalgamate with another firm and, except in certain limited cases, such acquisition or amalgamation may not be effected unless before the end of 30 days beginning with the date of service of that notice, either the BMA has notified the Designated Insurer in writing that it has no objection to such acquisition or amalgamation or that period has lapsed without the BMA having issued a notice of objection.
In addition, the Designated Insurer is required to notify the BMA if any member of the Regulatory Group effects certain material changes within the meaning of the Insurance Act within 30 days of such material change taking effect.
The following events constitute material changes that must be notified to the BMA: (i) engaging in unrelated business that is retail business, (ii) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates, (iii) outsourcing all or substantially all of the actuarial, risk management, compliance or internal audit functions, (iv) outsourcing all or a material part of underwriting activities, (v) the transfer other than by way of reinsurance of all or substantially all of a line of business, (vi) the expansion into a material new line of business, and (vii) the sale of an insurer.
In addition, the Designated Insurer is required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the parent company of the Regulatory Group within 45 days of becoming aware of such fact.

As a result of the BMA's designation of FIBL as the Designated Insurer, the Group is required to maintain available statutory economic capital and surplus at a level equal to its Group Enhanced Capital Requirement, which is established by reference to the Group Bermuda Solvency and Capital Requirement model.
The Insurance Amendment (No. 2) Act 2025 became operative on 7 January 2026 and embeds certain measures of the Common Framework for the Supervision of Internationally Active Insurance Groups adopted by the International Association of Insurance Supervisors into the Bermuda Insurance Act, including risk-based insurance capital standards and the requirement for a recovery plan. Among the changes adopted is a new power enabling the BMA, in specified circumstances, to assess the effectiveness of group supervision of an insurance group and determine whether it is appropriate to cancel the designation and registration of the Designated Insurer and designate and register an insurance holding company as the 'designated insurance holding company' for the insurance group, to assume the role and responsibilities currently assigned to the Designated Insurer. Once an insurance holding company is so designated and registered, the provisions of the Insurance Act applicable to a Designated Insurer, including the BMA's power to issue directions, apply to that holding company, with any necessary modifications. If these measures were applied to us, the BMA could take actions that have a direct impact on FIHL and could result in increased compliance costs.
General
The Bermuda Insurance Act and related rules and regulations, provide that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the BMA.
FIBL, a wholly owned subsidiary of FIHL, is registered as a Class 4 insurer pursuant to the Bermuda Insurance Act. Certain significant aspects of the Bermuda insurance regulatory framework applicable to Class 4 insurers are set forth below.
Annual Financial Statements
As a Class 4 insurer, FIBL is required to prepare and submit, on an annual basis, audited financial statements which have been prepared under generally accepted accounting principles or international financial reporting standards (“GAAP financial statements”) and audited statutory financial statements.
The Bermuda Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto).
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
Minimum Liquidity Ratio
The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 4 insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.
Minimum Solvency Margin and Enhanced Capital Requirements
The Bermuda Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (“MSM”).
The MSM that must be maintained by a Class 4 insurer with respect to its general business is the greater of (i) $100 million, or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of GPW) or (iii) 15% of net losses and loss adjustment expenses provisions and other insurance reserves or (iv) 25% of the enhanced capital requirement (“ECR”) as reported at the end of the relevant year.
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
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, and amendments thereto. From January 1, 2026, Tier 1, Tier 2 and Tier 3 Capital may no longer include capital instruments that do not satisfy the requirement that the instrument is non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.
Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
Code of Conduct
The Insurance Code of Conduct (the “Insurance Code”) prescribes the duties, standards, procedures, and sound business principles with which all insurers registered under the Bermuda Insurance Act must comply, including any activities which are delegated or outsourced. With respect to outsourcing, the Insurance Code provides that where the insurer outsources functions, the board of the insurer should ensure that there is oversight and clear accountability for all outsourced functions as if these functions were performed internally and subject to the insurer’s own standards on governance and internal controls. The board of the insurer must also ensure that the service agreement includes terms on compliance with jurisdictional laws and regulations, cooperation with the BMA, and access to data and records in a timely fashion. Where a function is outsourced or proposed to be outsourced, the board must assess the impact on the insurer and should not outsource a function which may adversely affect the insurer’s ability to operate in a prudent manner.
The BMA will assess an insurer’s compliance with the Insurance Code in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Insurance Code will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Bermuda Insurance Act, may result in the BMA exercising its powers of intervention and investigation, and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.
Cyber Risk Code of Conduct
The BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operational Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles with which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance marketplace providers) registered under the Bermuda Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operational cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program.

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
Recovery Planning
Under the Bermuda Insurance Act, the BMA is empowered to make rules for recovery planning. The BMA may require a Class 4 insurer to prepare and maintain a formal recovery plan setting out, among other things, the various methods proposed to be utilized by the insurer to enable it to recover from severe stress scenarios. Any requirement to prepare a recovery plan will take into account the nature, scale, complexity and risk profile of the insurance business conducted by the insurer. A copy of the recovery plan must be filed with the BMA and updated at least once every three years or following a material change in the financial position, strategy, business or risk profile of the insurer.
Notification of Material Changes
All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Bermuda Insurance Act. For the purposes of the Bermuda Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Bermuda Insurance Act or section 99 of the Companies Act, (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer, other than by way of reinsurance, of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer role.
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
The entry into a Delegated Underwriting Authority Agreement between FIBL and Shelf Opco Bermuda Limited, which was approved, constituted a material change. See Item 7.B. Related Party Transactions for further information.
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

Bermuda Insurance Regulation of Intermediaries
Shelf Opco Bermuda Limited is registered by the BMA as an insurance agent (within the meaning of the Bermuda Insurance Act). As such, it is subject to certain aspects of Bermuda’s insurance regulatory framework (including the Insurance Brokers and Insurance Agents Code of Conduct). Under this framework, Shelf Opco Bermuda Limited is required to conduct its business in a sound and prudent manner and, in certain circumstances, is required to make notifications to the BMA (including, for example, where it has failed to comply with any condition imposed upon it by the BMA).
Data Protection
FIHL and FIBL must comply with Bermuda’s Personal Information Protection Act 2016 (“PIPA”), which came into full force on January 1, 2025. PIPA applies to any organization (meaning any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form, or are intended to form, part of a structured filing system. PIPA does not define privacy explicitly but rather defines “personal information” and sets out privacy rules for institutions to follow for the collection, use, disclosure, maintenance, retention, security and disposal of personal information in Bermuda. “Personal information” is broadly defined and means “any information about an identified or identifiable individual” (i.e., a natural person, whether they are explicitly identified e.g. by name or where their identity is identifiable from e.g. a piece of information, such as their social insurance number).
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
United Kingdom Insurance Regulation
General
The financial services industry in the U.K. is dual-regulated by the FCA and the PRA (collectively, the “U.K. Regulators”). The PRA authorizes “dual-regulated” firms such as insurers (e.g., FUL) and performs the prudential regulation and supervision in respect of these entities. The FCA authorizes and performs the prudential regulation and supervision for all “solo-regulated” firms such as insurance intermediaries and is the conduct regulator for all regulated firms in the U.K. The Fidelis IG Corporate Member is subject to regulation and directions from Lloyd’s. For more information see “—Lloyd’s Regulation” below.
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
U.K.-authorized insurers and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the Financial Services and Markets Act 2000 (“FSMA 2000”), which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios, and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects; for example, the authorization or exemption process. Legislation based on Solvency II also broadly remains relevant, although the U.K. government and regulators have repealed and replaced certain retained E.U. law with legislation and regulation that is specifically tailored to the U.K. insurance regulatory regime (as described in more detail in the “—U.K. Prudential Regime for Insurers” section below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.
U.K. Authorized Firms in the Group
FUL is authorized by the PRA to effect and carry out contracts of insurance in respect of a number of classes of general (non-life) insurance business and subject to regulation by the PRA and FCA. The Fidelis IG Corporate Member is subject to regulation and directions from Lloyd’s. For more information see “—Lloyd’s Regulation” below.
U.K. Prudential Regime for Insurers
FUL, as a U.K.-authorized insurer, is subject to the U.K.’s domestic prudential regime, which derives from Solvency II, although it has undergone a number of changes that took effect on December 31, 2024 (“Solvency UK”). Prior to this date, the U.K. largely transposed Solvency II into U.K. law by FSMA 2000 and The Solvency 2 Regulations 2015. In order to ensure the continuing application of the Solvency II regulatory framework in the U.K. following Brexit, pursuant to the European Union (Withdrawal) Act 2018, as amended, the U.K. transposed all directly applicable E.U. legislation relating to Solvency II into U.K. law, including the European Commission’s Delegated Regulation (EU) 2015/35 (the “Delegated Acts”), which are commonly known as ‘assimilated law’. Secondary legislation, such as the Solvency II and Insurance (Amendments) (EU Exit) Regulations 2019, was passed by the U.K. Parliament in order to address any deficiencies in this assimilated law following Brexit.
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
HM Treasury has stated that the legislative and regulatory changes are intended to ensure that it will: (i) be better tailored to the U.K. insurance market; (ii) promote effective competition; and (iii) provide the PRA with a greater degree of supervisory discretion. These changes are therefore expected to be beneficial for FUL (for example, an overall decrease in FUL’s capital requirements and a reduction in its FUL’s regulatory burden).
Material Outsourcing Requirements
The Framework Agreement, Delegated Underwriting Authority Agreement between FUL and Pine Walk Capital Limited (the “U.K. Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “U.K. Material

Outsourcing Agreements”) each constitutes a “material outsourcing” arrangement under U.K. insurance regulation. See Item 7.B. Related Party Transactions for further information. Under U.K. insurance regulation, an outsourcing arrangement is material if it is of such importance that weakness, or failure, of the service provider would cast serious doubt upon the firm’s continuing satisfaction of the U.K. Regulators’ threshold conditions for authorization and their Fundamental Rules/Principles. The U.K. Regulators require insurers to apply adequate governance and controls in respect of material outsourcing agreements.
The most prominent “material outsourcing” rules that apply to FUL are set out in the PRA’s supervisory statements, “Outsourcing and third party risk management” (SS2/21) together with related operational resilience expectations in “Operational resilience: Impact tolerances for important business services” (SS1/21) and corresponding rules are contained in the ‘Conditions Governing Business’ and ‘Insurance – Operational Resilience’ Parts of the PRA Rulebook. The PRA and FCA are also progressing new operational incident and material third-party reporting proposals (Operational Incident and Third Party Reporting (CP24/28) and Operational resilience: Operational incident and outsourcing and third-party reporting (CP17/24) alongside the critical third parties oversight regime.
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
From June 30, 2026, the PRA may require a U.K. insurer to provide a Solvent Exit Analysis (“SEA”) upon request. With limited exceptions, U.K. insurers are expected to develop, maintain and periodically update an SEA setting out how the firm would achieve an orderly solvent wind-down. The PRA has indicated that the SEA should address, among other matters, the actions that would be taken in a solvent exit scenario, relevant indicators and triggers, key risks and impediments, anticipated resource and funding requirements, stakeholder communications, governance and decision-making arrangements, and internal assurance, with the level of detail calibrated to the firm’s size, business model and risk profile. If a solvent exit becomes a realistic prospect, firms are expected to prepare a Solvent Exit Execution Plan and to oversee and monitor the exit process in a manner consistent with PRA supervisory expectations.
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
Change of Control
The PRA and the FCA regulate the acquisition of “control” of any U.K. insurers that are authorized under FSMA. Any legal entity or individual that (together with any person with whom it or they are "acting in concert") directly or indirectly acquires 10% or more of the shares in a U.K. insurer, or their parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in the U.K. insurer or their parent company, would be considered to have acquired "control" for the purposes of FSMA, as would a person who had significant influence over the management of the U.K. insurer or their parent company by virtue of their shareholding or voting power in either.
Under FSMA, any person proposing to acquire “control” over a U.K. insurer must give prior notification to the PRA and FCA of their intention to do so. The PRA and FCA, then have 60 working days to consider that person's application to acquire "control" (although this 60 working day period can be extended by up to 30 additional working days in certain circumstances where the regulators have questions relating to the application). Failure to obtain prior approval is a criminal offense. A person who is already deemed to have “control” in a U.K. insurer such as FUL will require prior approval of the PRA and FCA if such person increases their level of “control” beyond certain percentages. These percentages are 20%, 30% and 50%.
Environmental, Social and Governance
ESG continues to be an area of focus by the PRA, FCA and Lloyd’s. Existing environmental regulations such as the PRA’s supervisory statement SS3/19 “Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change” require FUL to: (i) fully embed consideration of climate-related risks into its governance arrangements; incorporate climate related financial risks into existing risk management practices; (ii) utilize scenario analysis to inform strategy setting, risk assessment and risk identification; and (iii) develop and maintain an appropriate approach to the disclosure of climate-related financial risks. On December 3, 2025, the PRA published policy statement PS25/25 – ‘Enhancing banks’ and insurers’ approaches to managing climate-related risks – Update to SS3/19’ and an updated supervisory statement SS5/25 ‘Enhancing banks’ and insurers’ approaches to managing climate-relate risks’. These publications update and expand upon the expectations set out in SS3/19, providing additional clarity and reflecting developments in international regulatory standards. The updated policy and supervisory statement took effect upon publication, and the PRA expects firms to conduct an internal assessment of their current arrangements against the revised expectations and to develop an appropriate implementation plan within six months of commencement, which would require completion by early June 2026. FUL is also required to allocate responsibility for managing climate-related risk to a senior manager under the Senior Managers and Certification Regime.
The FCA’s policy statement PS23/16 “Sustainability Disclosure Requirements” sets out its final rules and guidance on the sustainability disclosure requirements and investment labels regime. As part of this regime, there is, among other things, a general ‘anti-greenwashing’ rule, which is applicable to all FCA-regulated firms, and requires firms, when communicating with UK clients in relation to a product or service, or communicating or approving a financial promotion to a person in the UK, to ensure, among other things, that any references in such communications to the sustainability characteristics of the product or service are fair, clear and not misleading.
In September 2023, the PRA and FCA issued a joint consultation paper CP18/23 and CP23/20 “Diversity and inclusion in PRA- regulated firms”. On March 12, 2025, the PRA and FCA each issued a statement to confirm that, based on feedback received and in order to reduce regulatory burden on firms, they have decided not to publish new rules on diversity and inclusion and will not revisit this position until after the implementation of any new legislation in this area. However, the PRA and FCA have indicated that they will continue to support voluntary industry initiatives. The FCA also indicated that it continues to prioritize its work to tackle non-financial misconduct and in July 2025, published CP25/18 “Tackling non-financial misconduct in financial services” setting out amendments to its regulatory framework to tackle non-financial misconduct (including bullying and harassment) in financial services. In December 2025, the FCA finalized its framework on non-financial misconduct through the publication of Policy Statement PS25/23 - ‘Tackling non-financial misconduct in financial services’. The framework applies to all FCA-authorized firms and to individuals subject to the code of conduct and the fit and proper test. In effect, these changes bring non-bank firms subject to the Senior Managers and Certification Regime, including insurers, into closer alignment with banks, for which comparable non-financial misconduct standards already apply. The new rules will take effect on September 1, 2026 and will not apply retrospectively. Firms may be required to notify the FCA where disciplinary action is taken for a breach of the conduct rules, and serious non-financial misconduct may also give rise to fitness and propriety considerations and potential enforcement action.
Data Protection
FUL and FIHL (UK) Services Limited, as well as TFP subsidiaries on whom we rely, must comply with all applicable data privacy legislation, including the E.U. and U.K. versions of the General Data Protection Regulation (each as implemented or supplemented by national laws and together, the “GDPR”). The GDPR imposes obligations upon any subject organization that targets, or collects or processes personal data related to, individuals in the E.U. and U.K. As a result, it is extraterritorial in its scope in that it applies to all businesses of the Group in the E.U. and the U.K., respectively, and any businesses of the Group outside the E.U. and the U.K. that collect or process E.U. and/or U.K. personal data of individuals in the E.U. and/or the U.K., therefore providing increased individual rights and protections for all personal data located in or originating from the E.U. or the U.K.
Moreover, there are significant fines associated with noncompliance. In particular, U.K. incorporated companies subject to the E.U. GDPR also need to monitor compliance with all applicable E.U. member states’ laws and regulations, including any permitted derogations from the E.U. GDPR. Adherence to the provisions and obligations of the GDPR has increased compliance obligations and has necessitated the implementation, maintenance and ongoing review of policies and processes relating to collection and use of personal data, and has required change to business practices regarding these matters. See Item 3.D. Risk Factors “Risks Relating to Regulation of the Group—Data protection failures could disrupt the Group’s business, damage its reputation and cause losses”.
Lloyd’s Regulation
General. Lloyd’s itself is regulated by the PRA and FCA. Fidelis IG Corporate Member is a corporate member at Lloyd’s and is subject to the regulation and supervision of the Council of Lloyd’s. Lloyd’s establishes its own bye-laws and regulations, including requirements made under those bye-laws that all members must comply with.
Solvency Requirements. Underwriting capacity of a member of Lloyd’s must be supported by providing a deposit (referred to as “Funds at Lloyd’s”) in the form of cash, securities or letters of credit in an amount determined in accordance with Lloyd’s requirements and the U.K. domestic prudential regime. The amount of such deposit is calculated for each member through the completion of an annual capital adequacy exercise. Under these requirements, it must be demonstrated to Lloyd’s that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin.
Intervention Powers. The Council of Lloyd’s has wide discretionary powers to regulate members’ underwriting at Lloyd’s. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd’s or the investment criteria applicable to the provision of Funds at Lloyd’s. Exercising any of these powers might affect the return on an investment of the corporate member in a given underwriting year. Further, the annual business plans of a syndicate are subject to the review and approval by Lloyd’s. Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, the Council of Lloyd’s may exercise its discretion to pay the policyholder from Lloyd’s Central Fund. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. In addition, the Council of Lloyd’s has discretion to call or assess an additional percentage of a member’s underwriting capacity in any one year as a Central Fund contribution.
Change of Control. A “change of control” at a Lloyd’s corporate member requires prior written consent from the Council of Lloyd’s. Any legal entity or individual that (together with any person with whom it or they are “acting in concert”) directly or indirectly acquires 10% or more of the shares or voting rights in the corporate member or its parent company or can exercise significant influence or management over the corporate member or its parent company must receive prior approval to the change of control. In the event that Lloyd’s prior approval to the change of control is not obtained, Lloyd’s may withdraw the corporate member’s permission to participate.
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
Insurance undertakings are primarily regulated under the European Union (Insurance and Reinsurance) Regulations 2015 (the “2015 Regulations”), which transpose Solvency II into Irish law. The 2015 Regulations include the approval process for the acquisition or disposal of holdings in insurance undertakings, governance and reporting standards, capital and solvency requirements and rules regarding the procedure for the transfer of insurance portfolios. Insurance intermediaries are primarily regulated under the European Union (Insurance Distribution) Regulations 2018, which transpose the Insurance Distribution Directive 2016/97 into Irish law. In addition, Irish companies carrying out insurance activities must comply with general legislation in Ireland, such as the Irish Companies Act 2014.
Irish Authorized firm in the Group
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
Under Solvency II, the SCR may be calculated by an approved internal capital model or by a standard formula prescribed by the European Insurance and Occupational Pensions Authority (“EIOPA”) in accordance with the terms of Solvency II. FIID calculates its SCR in accordance with a standard formula prescribed in accordance with Solvency II.
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
Outsourcing of Critical or Important Operational Functions or Activities
The Framework Agreement, Delegated Underwriting Authority Agreement between FIID and Pine Walk Europe (the “Irish Delegated Underwriting Authority Agreement”) and the Inter-Group Services Agreement (in such context only, the “Irish Material Outsourcing Agreements”) each constitutes an outsourcing of critical or important operational functions or activities under Irish insurance regulation. See Item 7.B. Related Party Transactions for further information. The 2015 Regulations, Solvency II and the Delegated Acts, along with EIOPA and CBI guidelines, set out the obligations which FIID must comply with in respect of the outsourcing of critical or important functions or activities. In general, a function is to be regarded as critical or important if failure or inadequate provision of the function would have an adverse impact on the operational continuity of the core business line or critical business function.
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
Data Protection
FIID must comply with the GDPR, which took effect in May 2018. The Data Protection Act 2018 is the Irish legislation that gives effect to certain aspects of the data protection in Ireland. The GDPR regulates data protection for all individuals within the E.U., including foreign companies collecting and processing personal data of E.U. residents. The GDPR sets out individuals’ rights, and provides complex and far-reaching company obligations and significant penalties in the case of violation. The GDPR sets out a number of requirements that FIID must comply with when handling personal data, including: the obligation to appoint data protection officers in certain circumstances, the principle of accountability and the obligation to make public notification of data breaches that reach certain thresholds.

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
United States Insurance Regulation
FIBL and FUL’s U.S. Excess and Surplus Lines Business
Although the Group is not licensed to write insurance on an admitted basis in any state in the United States, FIBL and FUL, due to their inclusion in the IID, are eligible to write surplus lines business as alien, non-admitted insurers in 50 U.S. states, the District of Columbia and other NAIC jurisdictions such as Puerto Rico in accordance with the Dodd-Frank Act. The laws of most states regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-admitted insurers and reinsurers. We do not intend that FIBL or FUL maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than their respective jurisdictions of incorporation where the conduct of such activities would require FIBL or FUL to be so admitted. Neither FIBL nor FUL maintains an office in the United States but each of FIBL and FUL writes excess and surplus lines business as an eligible, but non-admitted, alien surplus lines insurer. Each of FIBL and FUL accepts business only through U.S. licensed surplus lines brokers and does not market directly to the public. Although neither FIBL nor FUL underwrites or handles claims directly in the U.S., each of FIBL and FUL may grant limited underwriting authorities to U.S. licensed surplus lines brokers and retain third party claims administrators, duly licensed, for the purpose of facilitating U.S. business.
Each of FIBL and FUL maintains an NAIC U.S. trust fund to support its surplus lines business, in accordance with the rules of the IID. The total market value of assets in each of the FIBL and FUL NAIC trusts was $35.7 million and $75.8 million, respectively, at December 31, 2025 (December 31, 2024: $18.4 million and $60.5 million, respectively).
FIBL and FUL’s U.S. Reinsurance Business
As a result of the Dodd-Frank Act, only a ceding insurer’s state of domicile can dictate the credit for reinsurance requirements. For all NAIC jurisdictions in which a ceding insurer is licensed other than the ceding insurer’s state of domicile, such jurisdictions are no longer able to require additional collateral from non-admitted reinsurers or otherwise impose their own credit for reinsurance laws on ceding insurers domiciled in other states. In 2011, the NAIC adopted revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “Amended Credit for Reinsurance Model Act”). Under the Amended Credit for Reinsurance Model Act, qualifying non-admitted reinsurers domiciled in “qualified jurisdictions” who meet certain minimum rating and capital requirements are, upon application to and approval by the state Insurance Departments, permitted to post less than the 100% collateral currently required with respect to a cedant domiciled in that state. Insurers that have been granted approval to post reduced collateral are known as certified reinsurers. The U.K. and Bermuda are among the approved “qualified jurisdictions” which allow U.S. states that have adopted the Amended Credit for Reinsurance Model Act to implement reduced collateral requirements with respect to reinsurers domiciled in Bermuda and the U.K., such as FIBL and FUL. FIBL and FUL have been approved by Florida, as the lead state for treatment as a certified reinsurer to post reduced collateral (i.e., 50% versus 100%), and have both “passported” into multiple other U.S. states. Each of FIBL and FUL obtains letters of credit for the benefit of its U.S. cedants so that the cedants are able to take full financial statement credit for reinsurance.
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
Additional Regulation
FIBL and FUL write business outside of their respective jurisdictions of incorporation predominantly on a non-admitted basis. However, in respect of jurisdictions where FIBL and FUL are unable to rely on the relevant exemptions for non-admitted (re)insurers or in respect of jurisdictions where a relevant license is requested by the underwriters, FIBL and FUL each hold a number of licenses. FIBL is licensed to write reinsurance in Argentina, Chile, China, Ecuador and Mexico. FUL is licensed to write reinsurance in Argentina, Brazil, Colombia, Chile, Ecuador, Egypt, Honduras, India, Mexico, Panama, Paraguay and Zimbabwe. We do not regard the effect of these licenses to be material to us at this time.
Legal Proceedings
Similar to the rest of the insurance and reinsurance industry, we are from time to time subject to litigation, arbitration and other dispute resolution proceedings in the ordinary course of our business. Such matters generally arise from questions of insurance or reinsurance coverage, including coverage disputes arising from notable natural catastrophes and man-made loss events, the interpretation or application of policy or contract terms, claims handling activities or the enforcement of our rights and obligations under insurance or reinsurance agreements, and may involve efforts to collect amounts due to us or to defend against claims asserted by policyholders, cedants, reinsurers or other counterparties. We or our subsidiaries may also be involved in the investigation, conduct and defense of other potential litigation, disputes and regulatory or governmental inquiries, including matters relating to underwriting or administrative errors or omissions, employment-related claims or other operational or commercial disputes, from time to time in the ordinary course of business. Pursuant to our insurance and reinsurance arrangements, a number of these disputes are resolved by arbitration or other forms of alternative dispute resolution, or through negotiated resolution, and we consider the status of such matters in establishing our reserves for losses and loss adjustment expenses, as appropriate.
Following Russia’s invasion of Ukraine on February 24, 2022, government sanctions were introduced prohibiting various commercial and finance activities in Russia, including leasing of aircraft in the aviation industry to any person in Russia, or for use in Russia. Aircraft lessors issued notices to airlines and lessees in Russia purporting to terminate the leasing of aircraft (and other parts such as spare engines) and requiring that the airlines return the assets. Certain of the relevant aviation authorities where the aircraft are registered have also since suspended the certificates of airworthiness of such aircraft. Some aircraft are yet to be returned and aircraft lessors filed various insurance claims under their insurance policies in relation to the unreturned aircraft. As previously disclosed, certain lessors instituted proceedings in the U.K., the U.S. and Ireland against upwards of 60 (re)insurers, including certain Group entities. The majority of the claims that formed part of these proceedings have since been settled out of court. In June 2025, the English High Court issued a judgment in connection with the related proceedings in England and a further consequential hearing regarding interest and certain cost matters was held in September 2025.
Provision has been made in the Group’s reserves for losses and loss adjustment expenses for potential exposures relating to the Ukraine Conflict, including reserves reflecting our estimate for potential loss claims relating to leased aircraft within Russia, including related litigation proceedings and settlements.
We are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of any litigation. See Item 3.D. Risk Factors “Risks Relating to the Group’s Business and Industry—The Group is subject to litigation, the outcomes of which are inherently uncertain and could adversely affect its business, prospects, financial condition or results of operations.”
C. Organizational Structure
FIHL’s significant subsidiaries, as that term is defined in Rule 1-02(w) of Regulation S-X, at December 31, 2025 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Interest Held
Fidelis Insurance Bermuda Limited (“FIBL”)	Bermuda	100%
Fidelis Underwriting Limited (“FUL”)	United Kingdom	100%
Fidelis Insurance Ireland DAC (“FIID”)	Ireland	100%
See Exhibit 8.1 to this report for a list of all of the Group’s subsidiaries.
D. Property, Plants and Equipment
We lease office space in Bermuda, where we are headquartered, Ireland and the United Kingdom. We renew and enter into new leases in the ordinary course of business. For more information on our leasing arrangements, refer to Item 18 Financial Statements, Note 12 (Commitments and Contingencies) to our audited consolidated financial statements.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following is a discussion and analysis of our results of operations for the years ended December 31, 2025, 2024 and 2023 and our financial condition at December 31, 2025 and December 31, 2024. This discussion and analysis should be read in conjunction with our audited consolidated financial statements for those respective years and related notes contained therein. This discussion and analysis contains forward-looking statements, which are subject to known and unknown risks and uncertainties, many of which may be beyond the Group’s control that could cause the Group’s actual results to differ materially from those projected, anticipated or implied. See the Cautionary Note Regarding Forward-Looking Statements and Item 3.D. Risk Factors of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5.A. Operating Results “Performance Measures and Non-GAAP Financial Measures” for

definitions and tables that reconcile these measures to U.S. GAAP. The terms “we,” “our,” “us,” “Fidelis,” and the “Group,” as used in this report, refer to Fidelis Insurance Holdings Limited and its subsidiaries as a combined entity.
Tabular amounts are in U.S. Dollars in millions, except for share and per share amounts, unless otherwise noted.
A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segment operating results for the twelve months ended December 31, 2025, 2024 and 2023 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report.
Overview
Fidelis Insurance Group is a strategic capital allocator and risk selector in specialty insurance and reinsurance, focused on identifying the most compelling opportunities in the market to allocate capital and the best-in-class partners to execute the Group’s underwriting strategy in those areas.
The Group was formed under the principles of focused, process-driven and disciplined underwriting and risk selection, strong client and broker relationships and nimble capital deployment. These principles inform our approach to underwriting insurance and reinsurance business within an innovative framework, focusing on profitability while also delivering superior solutions for clients and brokers.
Our business comprises two segments: Insurance and Reinsurance, with a diversified portfolio spanning 10 lines of business. This breadth allows us to provide solutions for customers across a broad range of industries, manage different types of risk, and operate effectively across geographic regions. Our disciplined underwriting and active capital management enable us to respond dynamically to market cycles and pursue opportunities that we believe offer an attractive balance of risk and return.
The Insurance segment comprises a portfolio of specialty risks. In addition to major specialty lines of business, this segment includes highly tailored products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation. The lines of business in Insurance include Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks. A strong rating environment following years of compound rate increases across multiple business lines within the Insurance segment have provided opportunities for targeted growth. We leverage our gross line size and lead position to cross-sell across our portfolio and achieve preferential terms and conditions. This, combined with long established relationships, has enabled Fidelis Insurance Group to build an established book of specialty business. Given the favorable rating environment which has persisted across Property D&F since market dislocation in 2019, we have increasingly used our Insurance segment to deploy capital targeted to natural catastrophe exposure through the Property line of business. This allows a more selective approach to managing aggregate exposure.
In the Insurance segment, we have consistently demonstrated a sophisticated ability to adapt to evolving market conditions through the development of specialized tailored pricing and aggregation models, underpinned by disciplined underwriting. We selectively target capacity-driven layers offering attractive pricing, often with a focus on dislocated markets, to support profitable and sustainable growth in this segment. Our underwriters work closely with our strategic underwriting partners to develop collaborative relationships with brokers and clients and offer them the full suite of our existing products as well as working with them to innovate new product ideas. This relationship-driven, flexible approach enables underwriters to identify both new business opportunities and additional underwriting opportunities from existing clients to provide cover on other related lines of business.
Our Reinsurance segment consists of an actively managed global, property reinsurance portfolio, providing reinsurance and a limited amount of retrocession coverage on both a proportional and excess of loss basis.
We benefit from sophisticated analytics capabilities and live aggregation tools, strong relationships with a mix of regional and nationwide carriers (both in the U.S. and internationally), and deep retail and wholesale broker relationships that support effective distribution. We have developed a proprietary view of risk informed by detailed analysis and engagement with weather and forecasting experts. We believe the effects of climate change on perils such as hurricanes, convective storms, floods and wildfires are not fully captured in current vendor models. As such, we overlay our own assumptions around frequency and severity on third-party vendor models to form a base for exposure and aggregation tracking.
Capacity deployment within the Reinsurance segment remained focused on higher-quality counterparties. We believe these well-resourced clients are better positioned to manage claims outcomes and associated loss adjustment expenses, and they also present opportunities for broader engagement across multiple products, enabling deeper and more durable client relationships. This approach reduces concentration risk by limiting exposure to rate or loss volatility associated with any single program and has supported signing quality relative to peers.

During 2025, reinsurance capacity became more readily available. However, the California wildfire event in January 2025 resulted in divergent pricing dynamics, with moderate rate reductions on non-loss-affected business partially offset by significant rate increases on loss-affected programs. In this environment, our underwriting strategy continued to avoid certain mid-layer structures that, in our assessment, were not adequately priced for the underlying risk.
We maintained a flexible and responsive underwriting approach. Where pricing conditions became less attractive, including in certain excess-of-loss placements, we adjusted our participation by reducing excess-of-loss exposure and selectively increasing quota share writings to benefit from more appropriately rated underlying portfolios. This demonstrates our ability to adapt to evolving market conditions, deploy capacity selectively, and utilize our scale to secure favorable participations with high-quality clients.
In addition, we continued to execute on our strategy to increase exposure to non-peak catastrophe business. This has enhanced portfolio diversification while providing access to new growth opportunities that we believe offer attractive risk-adjusted returns.
We have strategic partnerships with industry-leading underwriters, including TFP with whom we have an exclusive right of first access via the right of first refusal terms in the Framework Agreement. Our underwriters continue to work alongside TFP, as we play an active role in shaping our inwards and outwards portfolio. Through this operating model, we are well positioned to make nimble, disciplined and efficient decisions enabling us to respond quickly to changing conditions and an evolving marketplace. The Group’s strong capital position further enhances our flexibility to underwrite attractive opportunities and strategically deploy capital.
Our strategic objectives focus on the following:
•Building a scalable, high-quality underwriting portfolio that generates attractive risk-adjusted returns across market cycles;
•Generating sustainable long-term shareholder value through disciplined capital allocation;
•Maintaining effective organizational structures, governance, and operational capabilities to support strategic execution; and
•Promoting a performance-driven, collaborative culture that attracts, develops, and retains talent.
Financial Highlights
The following table details the key items discussed in the consolidated results of operations section and key financial indicators in evaluating our performance for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Net income	$225.5	$113.3	$2,132.5
Operating net income(1)	205.2	137.0	398.9
Gross premiums written	4,717.6	4,403.1	3,579.0
Net premiums earned	2,293.7	2,258.1	1,832.6
Catastrophe and large losses	515.5	509.0	288.2
Net favorable/(adverse) prior year reserve development	3.0	(124.6)	62.9
Net investment income	184.0	190.5	119.5
Net realized and unrealized investment gains/(losses)	$22.8	$(28.6)	$4.9

Combined ratio	94.8%	99.7%	82.1%
Return on average common equity	9.3%	4.6%	96.3%
Operating ROAE(1)	8.5%	5.6%	18.8%
Earnings per diluted common share	$2.11	$0.98	$18.65
Operating EPS(1)	$1.92	$1.18	$3.49
__________________
(1) See definition and reconciliation in Item 5A. Operating Results “Performance Measures and Non-GAAP Financial Measures”.
2025 Consolidated Financial Condition
•Total cash and cash equivalents, restricted cash and cash equivalents, and investments of $4.5 billion
•Fixed maturities and short-term securities comprised 85.0% of total investments with an average duration of 2.7 years
•Total long-term debt of $843.2 million, resulting in a debt-to-total capital ratio of 26.0%
•Total capital of $3.2 billion, with $313.7 million of capital returned to common shareholders in 2025, including common share repurchases of $261.4 million and dividends of $52.3 million
•Book value per diluted common share of $24.61

2025 Highlights
For the year ended December 31, 2025, we saw continued growth in our GPW to $4.7 billion, or 7.1% from 2024, driven by strong retention levels and new business opportunities across the portfolio, including business from new underwriting partners. Our combined ratio was 94.8% for the year ended December 31, 2025 compared to 99.7% in 2024. The improvement was primarily driven by net favorable prior year development of $3.0 million in the year ended December 31, 2025 compared to net adverse prior year development of $124.6 million in 2024. Our Operating ROAE was 8.5% in 2025 compared with 5.6% in 2024. For the year ended December 31, 2025, the net investment return was 4.4% compared to 3.5% in 2024. During the year, our strong capital position enabled us to opportunistically return $313.7 million of excess capital to common shareholders through our dividend policy and share repurchase program.
Business Outlook
We are focused on allocating capital to create long-term value to our shareholders. This includes deploying capital into attractive underwriting opportunities, optimizing our outwards reinsurance purchasing, continually assessing our investment strategy to enhance risk-adjusted returns, and returning excess capital to shareholders through a combination of our share repurchase program and our dividend policy. We underwrite through strategic underwriting partnerships, selectively deploying lead gross line sizes where appropriate. Our goal is to take the lead in setting rates, terms and conditions, and to position ourselves as the market of choice for specialist solutions across both our existing portfolio and new-sub lines of specialty products.
The Group has a strong track record of underwriting performance and profitable growth and we are well positioned to capture attractive opportunities across business lines. While market rates are moderating in certain industry segments, overall dynamics remain favorable and our disciplined underwriting approach ensures that overall pricing available to us remains adequate.
Insurance
Our Property book is well established, with GPW growing significantly since the market dislocation that began in 2019. Although rates have experienced some moderation from their recent peaks, our proprietary view of risk and disciplined capacity deployment ensure that overall pricing across our portfolio remains robust and profitable. With significant gross line sizes and lead positions, we continue to achieve differentiated terms, maintain attractive margins and capitalize on opportunities from carriers scaling back in select markets, post-loss environments and niche books of business that complement our portfolio.
In our Marine line of business, we continue to optimize our portfolio by leveraging our participation across Marine sub-classes. The Marine Cargo rating is largely being maintained, while the rating for marine hull is experiencing some pressure. Within the portfolio we leverage marine war capacity alongside marine hull acceptances to enhance combined hull and war line pricing, maintaining profitability. Marine construction is providing well-rated opportunities driven by capacity driven risks.
In aviation, we have deliberately scaled back premium in response to the current risk environment and prevailing market conditions. We remain highly disciplined in how we assess opportunities, particularly in light of recent loss activity, with a clear focus on price adequacy and adherence to non-negotiable terms and conditions. Where we choose to participate, our line size and capacity across sub-classes allow us to maintain relevance, protect market share and achieve differentiated positioning on selected risks. While all-risk rates are showing some upward movement following recent losses, our priority remains ensuring an appropriate risk-reward balance before deploying capital.
Our Asset Backed Finance & Portfolio Credit portfolio includes products where the driver for specific risk transfer is often different to traditional insurance products, including regulatory capital relief, capital efficiency and transaction facilitation. These products are largely insulated from traditional insurance market cycles, due to their specialized, deal-specific risk profiles. Strong counterparty engagement and technical expertise are essential and we set and lead terms across a significant proportion of this portfolio.
Reinsurance
Our disciplined and active approach to managing our portfolio and our strong client relationships continue to differentiate our portfolio, as pricing pressure increases across the market. Focus on maintaining retentions and terms and conditions in line with our disciplined underwriting standards support robust margins. This is particularly the case in the natural catastrophe market where we underwrite natural catastrophe exposed contracts using our own proprietary view of risk, enabling us to actively manage and shape our portfolio. Our targeted deployment focuses on higher-tier clients and areas of opportunity, ensuring we capture attractive business while maintain underwriting discipline.
Recent Developments
Fidelis Insurance Group to Become Pelagos Insurance Capital in 2026
On February 25, 2026, the Company announced that it intends to change its name to Pelagos Insurance Capital Limited (“Pelagos Insurance Capital”) and is expected to begin trading under the new ticker symbol (NYSE: PLGO) in May 2026, subject to all necessary regulatory and legal approvals. For more information, please see our current report on Form 6-K furnished to the SEC on February 25, 2026, available electronically at www.sec.gov.
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
Underwriting Performance Measures
The table below reconciles our attritional and catastrophe and large loss ratios to losses and loss adjustment expenses, loss ratio, underwriting ratio and combined ratio for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Net premiums earned	$2,293.7	$2,258.1	$1,832.6
Attritional losses	577.3	522.2	473.5
Catastrophe and large losses	515.5	509.0	288.2
Prior year (favorable)/ adverse development	(3.0)	124.6	(62.9)
Losses and loss adjustment expenses	1,089.8	1,155.8	698.8
Policy acquisition expenses (third party)	661.3	688.6	498.5
The Fidelis Partnership commissions(1)	328.8	311.1	225.3
General and administrative expenses	$96.6	$94.3	$82.7

Attritional loss ratio	25.1%	23.2%	25.8%
Catastrophe and large loss ratio	22.5%	22.5%	15.7%
Prior year loss reserve development impact on loss ratio	(0.1%)	5.5%	(3.4%)
Loss ratio	47.5%	51.2%	38.1%
Policy acquisition expenses ratio	28.8%	30.5%	27.2%
Underwriting ratio	76.3%	81.7%	65.3%
The Fidelis Partnership commissions ratio	14.3%	13.8%	12.3%
General and administrative expenses ratio	4.2%	4.2%	4.5%
Combined ratio	94.8%	99.7%	82.1%
__________________
(1)     Included in policy acquisition expenses on the Consolidated Statements of Income. For further details, see Item 18 Financial Statements, Note 13 (Related Party Transactions) to our audited consolidated financial statements.
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

Investment Performance Measures
The table below sets out the calculations of our investment performance measures for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Net investment income	$184.0	$190.5	$119.5
Net realized and unrealized gains on other investments	12.9	0.7	5.8
Net realized and unrealized investment gains/(losses) excluding other investments	9.9	(29.3)	(0.9)
Net investment return	206.8	161.9	124.4
Unrealized gains on available-for-sale investments	46.4	9.6	81.7
Reclassification of net realized losses/(gains) recognized in net income	(4.6)	24.7	0.7
Total investment return	248.6	196.2	206.8
Opening
Total investments	3,834.7	3,341.4	2,425.0
Cash and cash equivalents and restricted cash and cash equivalents	946.6	964.1	1,407.9
Derivative assets, at fair value	—	—	6.3
Accrued investment income	35.3	27.2	10.9
Investment assets pending settlement	0.5	2.2	2.0
Derivative liabilities, at fair value	(0.5)	(1.1)	—
Investment liabilities pending settlement	(21.1)	—	—
Net investable assets	4,795.5	4,333.8	3,852.1
Closing
Total investments	3,237.4	3,834.7	3,341.4
Cash and cash equivalents and restricted cash and cash equivalents	1,247.6	946.6	964.1
Derivative assets, at fair value	2.4	—	—
Accrued investment income	28.3	35.3	27.2
Investment assets pending settlement	4.8	0.5	2.2
Derivative liabilities, at fair value	(1.7)	(0.5)	(1.1)
Investment liabilities pending settlement	(6.6)	(21.1)	—
Net investable assets	4,512.2	4,795.5	4,333.8
Average investable assets	$4,653.9	$4,564.7	$4,093.0

Net investment income return	4.0%	4.2%	2.9%
Net investment return	4.4%	3.5%	3.0%
Total investment return	5.3%	4.3%	5.1%
•Net investment income return percentage: is calculated as net investment income, divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Net investment return percentage: is calculated as net investment return divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).
•Total investment return percentage: is calculated as total investment return divided by total average investable assets (including cash and cash equivalents and restricted cash and cash equivalents).

Operating Performance Measures
The table below sets out the calculation of our operating performance measures for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Net income available to common shareholders	$225.5	$113.3	$2,132.5
Adjustment for net gain on distribution of The Fidelis Partnership	—	—	(1,639.1)
Adjustment for net realized and unrealized investment (gains)/losses	(22.8)	28.6	(4.9)
Adjustment for net foreign exchange (gains)/losses	(0.5)	(1.6)	4.1
Adjustment for corporate and other expenses	1.2	1.6	4.1
Income tax effect of the above items (1)	1.8	(4.9)	(97.8)
Operating net income	$205.2	$137.0	$398.9

Average common shareholders' equity	$2,424.0	$2,449.1	$2,213.3
Opening common shareholders' equity	2,448.4	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	—	(178.4)
Adjusted opening common shareholders’ equity	2,448.4	2,449.8	1,798.4
Closing common shareholders' equity	2,399.6	2,448.4	2,449.8
Adjusted average common shareholders' equity	2,424.0	2,449.1	2,124.1

Weighted average Common Shares outstanding	106,158,800	115,218,380	114,313,971
Share-based compensation plans	582,248	408,801	10,712
Weighted average diluted Common Shares outstanding	106,741,048	115,627,181	114,324,683

ROAE	9.3%	4.6%	96.3%
Operating ROAE	8.5%	5.6%	18.8%

Earnings per diluted Common Share	$2.11	$0.98	$18.65
Operating EPS	$1.92	$1.18	$3.49
__________________
(1)     The 2023 income tax benefit includes the establishment of a net deferred tax asset of $90.0 million related to the implementation of the Bermuda corporate income tax.
•Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment (gains)/losses, net foreign exchange (gains)/losses, corporate and other expenses, and the income tax effect on these items.
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
•Operating earnings per share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes its underlying business performance. It is calculated by dividing operating net income by the weighted average diluted common shares outstanding.

Results of Operations - 2025 to 2024
The following table sets forth the key items discussed in the consolidated results of operations section, and the period-over-period change, for the years ended December 31, 2025 and 2024.

	2025	2024	Change
Underwriting income	$117.2	$8.3	$108.9
Net investment income	184.0	190.5	(6.5)
Net realized and unrealized investment gains/(losses)	22.8	(28.6)	51.4
Corporate and other expenses	(1.2)	(1.6)	0.4
Net foreign exchange gains	0.5	1.6	(1.1)
Financing costs	(47.7)	(33.8)	(13.9)
Income tax expense	(50.1)	(23.1)	(27.0)
Net income	$225.5	$113.3	$112.2
Underwriting Results
The improvement in our underwriting income in 2025 compared to 2024 was primarily driven by favorable prior year development of $3.0 million in 2025 compared to adverse prior year development of $124.6 million in 2024. Our underwriting income was impacted by catastrophe and large losses of $515.5 million in 2025, compared to $509.0 million in 2024. Our 2025 catastrophe and large losses primarily related to the California wildfires, Hurricane Melissa, together with other smaller losses in various lines of business. This compares to our 2024 catastrophe and large losses, which primarily related to Hurricane Helene, Hurricane Milton, intellectual property losses, the Baltimore Bridge collapse, severe convective storms, together with other smaller losses in various lines of business.
Underwriting Results by Segment
We classify our business into two segments: Insurance and Reinsurance.
The Insurance segment is comprised of a portfolio of Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks.
The Reinsurance segment is primarily a property catastrophe book, with a smaller proportion of Retro & Whole Account business.
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	2025	2024	Change
Gross premiums written	$3,756.3	$3,538.5	$217.8
Reinsurance premium ceded	(1,224.4)	(1,488.1)	263.7
Net premiums written	2,531.9	2,050.4	481.5
Net premiums earned	1,899.4	1,902.4	(3.0)
Losses and loss adjustment expenses	(996.5)	(1,101.5)	105.0
Policy acquisition expenses	(557.6)	(604.6)	47.0
Underwriting income	$345.3	$196.3	$149.0

Loss ratio	52.5%	57.9%	(5.4) pts
Policy acquisition expense ratio	29.4%	31.8%	(2.4) pts
Underwriting ratio	81.9%	89.7%	(7.8) pts
For 2025, our GPW increased compared to 2024, primarily driven by growth from new business opportunities, including newly onboarded partnerships, in several lines of business. These increases were partially offset by the Aviation & Aerospace line of business, where certain deals did not meet our underwriting criteria and rating hurdles, and by premium estimate revisions in multiple lines of business.
For 2025, our NPE decreased compared to 2024, due to business mix as a result of higher gross premiums written on lines of business with longer earnings patterns compared to the prior year periods, as well as due to premium adjustments.
Our policy acquisition expense ratio decreased in 2025 compared to 2024, due to changes in the mix of business written and ceded.

The following table is a summary of our Insurance segment’s losses and loss adjustment expenses:

	2025	2024	Change
Attritional losses	$533.5	$476.7	$56.8
Catastrophe and large losses	385.4	440.2	(54.8)
Adverse prior year development	77.6	184.6	(107.0)
Losses and loss adjustment expenses	$996.5	$1,101.5	$(105.0)

Loss ratio - attritional losses	28.1%	25.1%	3.0 pts
Loss ratio - catastrophe and large losses	20.3%	23.1%	(2.8) pts
Loss ratio - prior accident years	4.1%	9.7%	(5.6) pts
Loss ratio	52.5%	57.9%	(5.4) pts
For 2025, our loss ratio in the Insurance segment improved by 5.4 points from 2024.
For 2025, our attritional loss ratio increased by 3.0 points from 2024, due to a higher level of small losses in the current year period.
The catastrophe and large losses for 2025 were primarily attributable to Hurricane Melissa and the California wildfires in our Property line of business, together with losses in our Other Insurance and Aviation & Aerospace lines of business. This compared to 2024 catastrophe and large losses related to intellectual property losses in our Asset Backed Finance & Portfolio Credit line of business, losses from the Baltimore Bridge collapse in our Marine line of business, Hurricanes Milton and Helene, and severe convective storms in our Property and Marine lines of business, together with other smaller losses in various lines of business.
The adverse prior year development for the year ended December 31, 2025 was driven primarily by an increase in reserves in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court in June 2025. The increase in loss reserves in Aviation & Aerospace was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business. The adverse prior year development for the year ended December 31, 2024 was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business. See Item 18 Financial Statements, Note 9 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2025	2024	Change
Gross premiums written	$961.3	$864.6	$96.7
Reinsurance premium ceded	(484.6)	(520.4)	35.8
Net premiums written	476.7	344.2	132.5
Net premiums earned	394.3	355.7	38.6
Losses and loss adjustment expenses	(93.3)	(54.3)	(39.0)
Policy acquisition expenses	(103.7)	(84.0)	(19.7)
Underwriting income	$197.3	$217.4	$(20.1)

Loss ratio	23.7%	15.3%	8.4 pts
Policy acquisition expense ratio	26.3%	23.6%	2.7 pts
Underwriting ratio	50.0%	38.9%	11.1 pts
For 2025, our GPW increased compared to 2024, which was primarily due to reinstatement premiums related to the California wildfires, as well as growth from new business.
For 2025, our NPE increased compared to 2024, which was driven by earnings from higher net premiums written in the prior year periods and from the earning of premiums on contracts where the contract limits were exceeded related to the California wildfires.
Our policy acquisition expense ratio increased in 2025 compared to 2024, primarily due to changes in ceded premium and commissions earned from outwards reinsurance partners.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	2025	2024	Change
Attritional losses	$43.8	$45.5	$(1.7)
Catastrophe and large losses	130.1	68.8	61.3
Favorable prior year development	(80.6)	(60.0)	(20.6)
Losses and loss adjustment expenses	$93.3	$54.3	$39.0

Loss ratio - attritional losses	11.1%	12.9%	(1.8) pts
Loss ratio - catastrophe and large losses	33.0%	19.3%	13.7 pts
Loss ratio - prior accident years	(20.4)%	(16.9)%	(3.5) pts
Loss ratio	23.7%	15.3%	8.4 pts
For 2025, our loss ratio in the Reinsurance segment increased by 8.4 points from 2024.
For 2025, our attritional loss ratio improved by 1.8 points from 2024, due to the current year having fewer attritional losses.
The catastrophe and large losses in the Reinsurance segment for 2025 were attributable to the California wildfires, compared to 2024 catastrophe and large losses that were primarily attributable to Hurricanes Helene and Milton and from storms in Alberta, Canada.
For the year ended December 31, 2025, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience. For the year ended December 31, 2024, the favorable prior year development was driven by benign prior year attritional experience and positive development on catastrophe losses.
Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
TFP manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. The following table summarizes The Fidelis Partnership commissions earned:

	2025	2024	Change
Ceding commission expense	$325.0	$311.1	$13.9
Profit commission expense	3.8	—	3.8
Total commissions	$328.8	$311.1	$17.7

Ceding commission expense ratio	14.1%	13.8%	0.3 pts
Profit commission expense ratio	0.2%	—%	0.2 pts
The Fidelis Partnership commissions ratio	14.3%	13.8%	0.5 pts
For the year ended December 31, 2025, the increase in The Fidelis Partnership commissions ratio was driven by a higher ceding commission ratio as a result of business mix, as well as no profit commission being earned in 2024 as the operating profit did not achieve the required hurdle rate of return, as outlined in the Framework Agreement. For further details, see Item 18 Financial Statements, Note 13 (Related Party Transactions) to our audited consolidated financial statements.
General and Administrative Expenses
For the year ended December 31, 2025, general and administrative expenses were $96.6 million (2024: $94.3 million). The increase related to higher employment costs in connection with growth in our headcount, partially offset by lower professional fees and by the Bermuda tax credits which were enacted in the fourth quarter of 2025.

Investments
The components of net investment return are as follows:

	2025	2024	Change
Net investment income	$184.0	$190.5	$(6.5)
Net realized and unrealized gains on other investments	12.9	0.7	12.2
Net realized and unrealized investment gains/(losses) excluding other investments	9.9	(29.3)	39.2
Net investment return	$206.8	$161.9	$44.9
Net investment return percentage	4.4%	3.5%	0.9 pts
Net Investment Income
Net investment income includes interest and dividend income, net of investment expenses. The decrease in our net investment income in the year ended December 31, 2025 resulted from lower investable assets compared to 2024, primarily as the result of the payments for settlements and claims in 2025, partially offset by higher yields on our fixed income investments. During the year ended December 31, 2025 we purchased $1.8 billion of fixed maturity securities at an average yield of 4.4%.
Net Realized and Unrealized Gains on Other Investments
Net realized and unrealized gains on other investments is the change in net asset value ("NAV") of our fixed income fund, hedge fund and private credit fund investments. The increase in net unrealized gains on other investments was primarily due to the strategic deployment of assets into other investments in the fourth quarter of 2024.
Net Realized and Unrealized Investment Gains/(Losses) Excluding Other Investments
Net realized and unrealized investment gains/(losses) include realized gains and losses on sales of fixed maturity securities, available-for-sale, and movements in our provision for current expected credit losses.
Corporate and Other Expenses
Corporate and other expenses in 2025 include a make-whole payment related to the redemption of preferred securities and in 2024 include expenses related to the secondary offering. For the year ended December 31, 2025, corporate and other expenses were $1.2 million (2024: $1.6 million).
Foreign Exchange Gains/(Losses)
For the year ended December 31, 2025, foreign exchange gains/(losses) were $0.5 million (2024: $1.6 million). At December 31, 2025, we held net foreign exchange contracts with a notional amount of $133.3 million (December 31, 2024: $31.0 million). These contracts are used to manage foreign currency risks in our underwriting. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income and Comprehensive Income.
Financing Costs
Financing costs were $47.7 million in the year ended December 31, 2025 (2024: $33.8 million). Our financing costs increased as our debt level increased in June 2025. For the year ended December 31, 2025, dividends paid to the holders of our now redeemed Series A Preference Securities were also included in financing costs. For further details related to the debt issuance and redemption of our Series A Preference Securities in the period, see Note 11 (Long Term Debt and Preference Securities) of our audited consolidated financial statements. Also included in financing costs are costs associated with our letter of credit facilities as discussed in Note 12a (Commitments and Contingencies- Letter of Credit Facilities) of our audited consolidated financial statements.

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
Underwriting Results by Segment
Insurance Segment
The following table is a summary of our Insurance segment’s underwriting results:

	2024	2023	Change
Gross premiums written	$3,538.5	$2,960.4	$578.1
Reinsurance premium ceded	(1,488.1)	(1,079.9)	(408.2)
Net premiums written	2,050.4	1,880.5	169.9
Net premiums earned	1,902.4	1,577.0	325.4
Losses and loss adjustment expenses	(1,101.5)	(675.1)	(426.4)
Policy acquisition expenses	(604.6)	(429.1)	(175.5)
Underwriting income	$196.3	$472.8	$(276.5)

Loss ratio	57.9%	42.8%	15.1 pts
Policy acquisition expense ratio	31.8%	27.2%	4.6 pts
Underwriting ratio	89.7%	70.0%	19.7 pts
For 2024, our GPW increased from 2023, primarily driven by growth from new business and improved rates in our Property, Marine, Asset Backed Finance & Portfolio Credit and Other Insurance lines of business, partially offset by a decrease in our Aviation and Aerospace line of business where certain deals did not meet our underwriting criteria and rating hurdles.
For 2024, our NPE increased from 2023, driven by earnings from higher net premiums written in the current and prior year periods.
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
For 2024, our loss ratio in the Insurance segment increased by 15.1 points from 2023.
For 2024, our attritional loss ratio improved by 1.2 points from 2023, due to a lower level of small losses in the current year period.
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
The adverse prior year development for the year ended December 31, 2024 was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business. The adverse prior year development for the year ended December 31, 2023 related primarily to increased estimates on two contracts in the Energy line of business, adverse development within the Aviation and Aerospace line of business, and updated legal expense provisions in the reserve for the Ukraine Conflict, partially offset by better than expected loss emergence in the Other Insurance line of business. See Item 18 Financial Statements, Note 9 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	2024	2023	Change
Gross premiums written	$864.6	$618.6	$246.0
Reinsurance premium ceded	(520.4)	(362.5)	(157.9)
Net premiums written	344.2	256.1	88.1
Net premiums earned	355.7	255.6	100.1
Losses and loss adjustment expenses	(54.3)	(23.7)	(30.6)
Policy acquisition expenses	(84.0)	(69.4)	(14.6)
Underwriting income	$217.4	$162.5	$54.9

Loss ratio	15.3%	9.3%	6.0 pts
Policy acquisition expense ratio	23.6%	27.2%	(3.6) pts
Underwriting ratio	38.9%	36.5%	2.4 pts
For 2024, our GPW increased from 2023, which was driven by new business as well as rate increases.
For 2024, our NPE increased from 2023, which was driven by earnings from higher net premiums written in the current year period.
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
For 2024, our loss ratio in the Reinsurance segment increased by 6.0 points from 2023.
For 2024, our attritional loss ratio improved by 9.9 points from 2023, due to the current year being benign in terms of attritional losses.
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
The Fidelis Partnership Commissions
TFP manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group. For further details, see Item 18 Financial Statements, Note 13 (Related Party Transactions) to our audited consolidated financial statements. For the year ended December 31, 2024, The Fidelis Partnership commissions were $311.1 million (2023: $225.3 million) and comprise ceding commissions of $311.1 million (2023: $166.2 million) and profit commissions of $nil (2023: $59.1 million). Due to the operating profit not achieving the required hurdle rate of return, as outlined in the Framework Agreement, there were no profit commissions for the year ended December 31, 2024.
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
The increase in our net investment income in the year ended December 31, 2024 was due to the increase in investable assets and a higher yield achieved on the fixed income portfolio and cash balances. During the year ended December 31, 2024 we purchased $2.3 billion of fixed maturity securities at an average yield of 4.9%.
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
Net Gain on Distribution of The Fidelis Partnership
The net gain on distribution of The Fidelis Partnership of $1,639.1 million in the year ended December 31, 2023 has been calculated as the fair value of The Fidelis Partnership of $1,775.0 million, less the net assets of The Fidelis Partnership of $67.9 million and less the direct costs of the Separation Transactions of $68.0 million. Direct costs primarily related to professional fees of $28.6 million, acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million. For further details, see Item 18, Note 19 (Separation Transactions) to our audited consolidated financial statements.
Corporate and Other Expenses
Corporate and other expenses in 2024 include expenses related to the secondary offering and in 2023, reorganization expenses. For the year ended December 31, 2024, corporate and other expenses were $1.6 million (2023: $4.1 million).
Foreign Exchange Gains/(Losses)
For the year ended December 31, 2024, foreign exchange gains/(losses) were $1.6 million (2023: $(4.1) million). At December 31, 2024, we held net foreign exchange contracts with a notional amount of $31.0 million (December 31, 2023: $9.7 million). These contracts are used to manage foreign currency risks in our underwriting. The foreign exchange contracts were recorded as derivatives at fair value in the Consolidated Balance Sheets with changes recorded as net foreign exchange gains and losses in the Consolidated Statements of Income.
Financing Costs
Financing costs were $33.8 million in the year ended December 31, 2024 (2023: $35.5 million). Our financing costs decreased in 2024 due to a reduction in the costs associated with our letter of credit facilities discussed in Item 18 Financial Statements, Note 12a (Commitments and Contingencies — Letter of Credit Facilities) to our audited consolidated financial statements. Other financing costs, including the interest expense of our long-term debt and the dividends paid to the holders of the Series A Preference Securities, were similar in both periods.
B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of FIHL and each of our operating insurance subsidiaries. As a Bermuda holding company, FIHL relies on dividends and other distributions from its operating subsidiaries to provide cash flow to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, tax expenses, the repurchase of common shares, and dividends to the holders of our common shares.
The payment of dividends by our subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which our subsidiaries operate. In addition, insurance laws require our insurance subsidiaries to maintain certain measures of solvency and liquidity. We believe that each of our insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at December 31, 2025.
During the year ended December 31, 2025, FIHL received dividends from subsidiaries of $200.0 million.
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
The operating insurance subsidiaries held $756.3 million of unrestricted cash and unrestricted short-term investments at December 31, 2025 (December 31, 2024: $685.0 million). Management monitors the value, currency and duration of cash and investments held by the operating insurance subsidiaries to ensure they are able to meet their (re)insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity at December 31, 2025 and for the foreseeable future.
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
The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings at December 31, 2025 and 2024 (For further details see Note 6 (Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments) and Note 12 (Commitments and Contingencies) of our audited consolidated financial statements):

	December 31, 2025	December 31, 2024
Regulatory and client trusts and deposits:
Inter-group transactions	$652.6	$977.9
Third party:
Trust accounts	294.2	318.9
Funds at Lloyds(1)	101.4	19.4
Collateral for letters of credit	177.1	216.1
Total restricted assets	$1,225.3	$1,532.3
Total as a percentage of net investable assets	27.2%	32.0%
_________________
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
The principal capital transactions related to our common shares undertaken during the year ended December 31, 2025 were:
•Repurchase of common shares: Repurchases of an aggregate of 15,184,976 common shares for an aggregate of $261.3 million, excluding expenses, pursuant to the Group’s share repurchase program (see Note 16 (Share Capital Authorized and Issued) of our audited consolidated financial statements). On February 20, 2026, the Board of Directors approved an increase to the current common share repurchase authorization to $400 million, through a combination of open market purchases, accelerated share repurchases and privately negotiated transactions. Subsequent to December 31, 2025 and through the period ended March 3, 2026, the Group repurchased 10,561,467 common shares at an aggregate cost of $200.8 million and an average price of $19.01 per common share. Included in subsequent common shares repurchased were 8,597,170 common shares from CVC at $19.00 per share for an aggregate purchase price of $163.3 million in a privately negotiated transaction. The unutilized amount of the share repurchase authorization at March 3, 2026 was $217.7 million.
•Dividend payments to the common shareholders: During the year ended December 31, 2025, we paid quarterly cash dividends of $52.3 million (2024: $46.2 million) to our common shareholders.
Debt issuance: On June 13, 2025, the Group issued $400.0 million of its 7.750% Fixed-Rate Reset Subordinated Notes due June 15, 2055 (the “Subordinated Notes”), with interest payable on June 15 and December 15 of each year, which commenced on December 15, 2025. For further details related to the issuance of the Subordinated Notes, see Note 11 (Long Term Debt and Preference Securities) of our audited consolidated financial statements.
Long-term debt: At December 31, 2025, FIHL had $843.2 million in debt outstanding. For the year ended December 31, 2025, FIHL incurred interest expense of $41.4 million on outstanding debt. Such debt is comprised $330.0 million in aggregate principal amount of 4.875% Senior Notes due June 30, 2030 (the “Senior Notes”), $125.0 million in aggregate principal amount of 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (the “Junior Notes”) and Subordinated Notes. Other than the Senior Notes, the Subordinated Notes and the Junior Notes, FIHL has no material debt outstanding.
Preference securities: On June 13, 2025, the Group redeemed its Series A Preference Securities at their liquidation preference of $58.4 million plus a make-whole payment of $1.2 million. At December 31, 2025, there were no Series A Preference Securities outstanding and no other outstanding amounts are payable to holders of the Series A Preference Securities.

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
Ratings: Our financial strength ratings as determined by AM Best, Standard & Poor’s and Moody’s provide an independent assessment of our financial strength and ability to meet policyholder obligations. There have been no material changes to our financial strength ratings during the year ended December 31, 2025. See Item 4.B. Business Overview “Financial Strength Ratings” for further discussion of ratings assigned to the Group’s insurance operating subsidiaries.
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
Cash Flows
The following table summarizes our cash flows from operating, investing and financing activities:

	2025	2024	2023
Net cash provided by/(used in) operating activities	$(408.3)	$618.2	$495.2
Net cash provided by/(used in) investing activities	682.7	(475.8)	(834.9)
Net cash provided by/(used in) financing activities	19.8	(153.9)	(106.9)
Effect of exchange rate changes on foreign currency cash	6.8	(6.0)	2.8
Net increase/(decrease) in cash, restricted cash, and cash equivalents	$301.0	$(17.5)	$(443.8)
Cash flows from operating activities can fluctuate due to timing differences between the collection of premiums and reinsurance recoverables, the payment of losses and loss adjustment expenses, the payment of premiums to reinsurers and operating expenses. The operating cash outflows for the year ended December 31, 2025, primarily related to payments for the Aviation litigation settlements and claims in respect of the Ukraine Conflict, including the judgment handed down by the English High Court, and for the California wildfire claims, exceeding premium receipts, commissions and outward reinsurance premiums. The positive operating cash flows for the years ended December 31, 2024 and 2023 primarily related to premium receipts exceeding payments for claims, commissions and outward reinsurance premiums.
Cash provided by investing activities for the year ended December 31, 2025 reflected the proceeds from the maturities and sales of fixed maturity securities related to the payments for settlements and claims, partially offset by use of cash to purchase fixed maturity securities. Cash used in investing activities for the year ended December 31, 2024 reflected the use of cash to purchase available-for-sale securities at attractive investment yields, partially offset by the proceeds from the sales and maturities of available-for-sale securities. Cash used in investing activities for the year ended December 31, 2023 reflected the use of cash to purchase available-for-sale securities at attractive investment yields, partially offset by the proceeds from the sales and maturities of available-for-sale securities.
Cash provided by financing activities in the year ended December 31, 2025 primarily consisted of cash inflows of $393.3 million from the proceeds from issuance of debt, net of issuance costs, partially offset by cash outflows of $261.4 million from common share repurchases, $59.6 million from the repurchase of preferred securities and $52.3 million from dividends paid to common shareholders. Cash used in financing activities in the year ended December 31, 2024 primarily consisted of cash outflows of $105.5 million from common share repurchases, including expenses, and $46.2 million from dividends paid to common shareholders. Cash used in financing activities in the year ended December 31, 2023 primarily consisted of a cash outflow of $105.5 million from disposal of The Fidelis Partnership, $50.6 million of employer tax on restricted share units and $34.1 million of cumulative dividends on warrants, partially offset by net proceeds from our initial public offering of $89.4 million.
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

The following table summarizes the outstanding letters of credit at December 31, 2025:

	December 31, 2025
Bank	Commitment	In Use	Secured by collateral
Lloyds Bank plc	$135.0	$60.8	$57.2
Citibank N.A. London Branch	70.0	28.4	32.7
Barclays Bank plc	135.0	43.8	35.3
Bank of Montreal	140.0	46.0	51.9
Total	$480.0	$179.0	$177.1
For further details related to the outstanding letters of credit, see Note 12a (Commitments and Contingencies- Letter of Credit Facilities) of our audited consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
In the year ended December 31, 2025 and the January 2026 renewal period, there continued to be meaningful opportunities to write business at attractive margins, supported by pricing levels and improvements to terms and conditions established over the prior years and post-loss opportunity. While pricing moderated from peak levels in certain segments, overall price adequacy across the portfolio remained strong.
Market discipline was uneven across the year-end 2025 and January 2026 renewals; however, carriers with lead positions, the ability to deploy meaningful capacity, and strong relationships with clients and brokers were able to differentiate themselves, securing favorable terms, conditions and signings. Margins on new and renewal business remained attractive, and key structural protections – including terms, conditions, retentions and attachment points – continued to be largely upheld, despite pockets of pricing pressure.
We believe opportunities to write attractive business will persist, driven by structural factors including, climate change, loss volatility, capacity constraints in certain segments, economic and social inflation, geopolitical uncertainty and inadequate casualty reserving (which casualty reserving does not affect us, as historically we have not written any traditional casualty classes), which will continue to reinforce the need for disciplined risk transfer.
Over the course of the past decade, we have established ourselves as a market leader, creating a strong, highly diversified portfolio focused on Insurance and Reinsurance. We believe that we are well placed to take advantage of the current market environment, given our strategic focus on: profitable underwriting, while maintaining flexibility to manage through the cycle; efficient operations, by sustaining strong alignment and growing relationships with strategic partners and delivering a diversified portfolio across our targeted classes of business; actively managing capital through the cycle; and maintaining a relatively conservative investment portfolio earning attractive market yields.
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
Written and earned premiums
Insurance premiums can be written on a fixed premium basis or proportional basis. Fixed premium policies are written through managing general agents in accordance with underwriting guidelines and are recorded based on monthly statements received from managing general agents or best estimates based on historical experience. We also write insurance business on a line slip or proportional basis, where we assume an agreed portion of the premiums and losses of a particular risk or group of risks along with unrelated insurers. Premiums for these policies are estimated at inception based on estimates provided by clients through brokers. We review such estimates on a quarterly basis and any adjustments are recognized in the period in which they are determined.
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
Acquisition costs are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period. We only defer acquisition costs incurred that are directly attributable to the successful acquisition of new or renewal insurance contracts, including commissions to TFP, agents and brokers, and premium taxes. All other acquisition-related expenses, including indirect costs, are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.
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
Inherent in the estimates of ultimate losses and loss adjustment expenses are expected trends in claim severity, and frequency of large losses and catastrophes, which may vary significantly as claims are settled. We estimate ultimate losses using various actuarial methods as well as our own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage, subrogation and other recoveries. Ultimate losses and loss adjustment expenses may differ significantly from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined. For further discussion of the actuarial methodologies utilized to perform our losses and loss adjustment expenses reserving analysis, see Item 18 Financial Statements, Note 9 (Reserves for Losses and Loss Adjustment Expenses) to our audited consolidated financial statements.
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

The breakdown of our reserves for losses and loss adjustment expenses between outstanding claims and IBNR for the relevant period end was as follows:

	December 31, 2025	December 31, 2024
Gross outstanding	$1,253.6	$1,109.3
Gross IBNR	1,353.5	2,025.0
Gross Reserves	$2,607.1	$3,134.3
% IBNR	52%	65%
Potential Variability in Loss Reserves: The table below summarizes the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our loss reserves, net of reinsurance balances recoverable on unpaid losses and loss adjustment expenses for our segments at December 31, 2025. The scenarios in this table summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2025, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2025, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our IBNR reserves, on a net basis and across all accident years.
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

	December 31, 2025
Development Pattern
Increase/(decrease) in loss reserves, net	5% Lower	Unchanged	5% Higher
Insurance
6 Months Shorter	$(187.7)	$(149.7)	$(111.4)
Unchanged	(50.0)	—	50.1
6 Months Longer	159.5	226.4	293.5
Reinsurance
6 Months Shorter	(24.9)	(24.2)	(23.5)
Unchanged	(3.2)	—	3.2
6 Months Longer	21.1	26.5	31.8
Total
6 Months Shorter	(212.6)	(173.9)	(134.9)
Unchanged	(53.2)	—	53.3
6 Months Longer	$180.6	$252.9	$325.3
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
•The second estimate is the amount of reinsurance recoverable that we believe will not be collected from reinsurers. At December 31, 2025, the allowance for expected credit losses was $1.2 million (December 31, 2024: $1.0 million).

Fair value measurements of fixed maturity investments, available-for-sale, and other investments
Our fixed maturity securities portfolio compromises U.S. Treasuries, non-U.S. government bonds, government agency bonds, corporate bonds, mortgage and other asset-backed securities. Investments in fixed maturity securities are reported at estimated fair value in our audited consolidated financial statements. The methods used to determine fair value of our fixed maturity securities are described in Item 18 Financial Statements, Note 5 (Fair Value Measurements) to our audited consolidated financial statements.
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
At December 31, 2025, we classified $nil (December 31, 2024: $nil) of our fixed maturity securities at fair value on a recurring basis using level 3 inputs.
Other investments comprise fixed income funds, hedge funds and private credit funds that are valued at fair value using net asset value per share as reported by the investment managers and administrators. Refer to Note 4 (Investments) to our audited consolidated financial statements for further details.
Income tax expense
Deferred tax assets and liabilities result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of our assets and liabilities. Such temporary differences are primarily due to net operating losses carried forward, and with respect to the implementation of the Bermuda corporate income tax, differences between the U.S. GAAP basis and tax basis of reserves for losses and loss adjustment expenses, and intangible assets. The effect on deferred tax assets and liabilities of a change in tax laws or tax rates is recognized in the period in which the change is enacted. A valuation allowance is recorded against deferred tax assets where the Group considers that it is more likely than not that these assets will not be recovered against future taxable income from each tax-paying entity in each tax jurisdiction. Significant judgments, assumptions and estimates which are inherently subjective are required in determining income tax expense, the deferred tax impact of a change in laws, and valuation allowances.
At December 31, 2025, we recorded a net deferred tax asset of $105.7 million and valuation allowance of $2.2 million (December 31, 2024: $118.9 million and $2.2 million, respectively), as discussed in Note 18 (Income Taxes) of our audited consolidated financial statements. The most significant component of the net deferred tax asset at December 31, 2025 was related to the enactment of corporate income tax in Bermuda. The Bermuda Corporate Income Tax Act 2023 (“Bermuda CIT Act”) allows companies to elect to calculate an Economic Transition Adjustment (“ETA”) based on the fair value of the assets and liabilities of FIBL at September 30, 2023. Under the Bermuda CIT Act, fair value is as defined under U.S. GAAP. The ETA deferred tax asset is expected to be utilized over a fifteen-year period, with substantially all of the deferred tax asset utilized by December 31, 2034.
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
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The 2023 and 2024 tax years are open to examination in the U.K. FIID is tax resident in the Republic of Ireland. The 2021 to 2024 tax years are open to examination in Ireland. As of the date of this report, we do not expect the resolution of these open years to have a significant impact on our results of operations or financial condition.
At December 31, 2025, the Group had unrecognized tax benefits of $75.0 million.

Item 6. Directors, Senior Management and Employees
A.Directors and senior management
The following are the directors and senior managers of the Group as of the date of this report.

Name	Position	Age	Date Appointed to Role
Helena Morrissey	Chair and Non-Executive Director	59	January 3, 2023
Daniel Burrows	Group Chief Executive Officer and Executive Director	57	January 3, 2023
Allan Decleir	Group Chief Financial Officer and Executive Director	61	January 3, 2023
Matthew Adams	Non-Executive Director	62	October 25, 2023
Daniel Brand	Non-Executive Director	43	July 26, 2021
Charles Collis	Non-Executive Director	64	May 15, 2023
Christine Dandridge	Non-Executive Director	69	October 25, 2023
Cathy Iberg	Non-Executive Director	72	November 2, 2016
Daniel Kilpatrick	Non-Executive Director	45	November 15, 2022
Dana LaForge	Non-Executive Director	71	March 19, 2021
Charles Mathias	Non-Executive Director	64	August 5, 2025
Nicole Kapu-Leyland	Group General Counsel	33	December 1, 2025
Jason Kittinger	Group Chief Operating Officer	46	September 11, 2024
Michael Pearson	Group Chief Risk Officer	57	January 3, 2023
Jonathan Strickle	Group Managing Director	38	January 1, 2025
Biographical Information
Biographical information on our directors and senior managers is set forth below.
Directors
Baroness Helena Morrissey DBE. Baroness Morrissey has held the position of Chair of the Board since January 3, 2023. She has over three decades of experience in the financial services sector and has served in several leadership roles in her career. In addition to acting as chair of the Board of FIHL, Baroness Morrissey currently holds the position of director on the boards of a number of other organizations. Since February 2023, Baroness Morrissey has acted as chair of the board of Altum Group and she became chair of pension consulting firm Barnett Waddingham in January 2025. She also serves as a board member of All Perspectives Ltd, CT Group and McKinsey Investment Office, where she is also chair of the Nominations and Governance Committee. Prior to her current positions, Baroness Morrissey was lead non-executive director at the Foreign & Commonwealth Office between July 2020 and September 2020, transferring to lead non-executive director of the Foreign, Commonwealth & Development Office until June 2022. Prior to this, she was head of personal investing at Legal & General Investment Management between May 2017 and December 2019. From 2001 to 2016, she was CEO of Newton Investment Management. Baroness Morrissey began her career as a global bond analyst at Schroders in the 1980s, later becoming a global bond fund manager. Baroness Morrissey holds a Master of Arts in Philosophy from Cambridge University. Other prior experience includes: chair of the Investment Association from July 2013 to May 2017; founder of the 30% Club campaign; non-executive director of Green Park Limited from August 2020 to March 2023; and non-executive director of the board of AJ Bell plc from July 2021 to April 2023, acting as chair of the board from January 2022 to April 2023. Baroness Morrissey is chair of the Diversity Project, a trustee of the Lady Garden Foundation chair of the Endowment Committee of Eton College. Baroness Morrissey has served as a director of Helena Morrissey Ltd since February 2017. We believe Baroness Morrissey is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes and skills, including her executive leadership experience in the financial sector.
Daniel Burrows. Mr. Burrows has held the position of Group Chief Executive Officer of Fidelis Insurance Group since January 3, 2023 and has been a director of FIHL since April 2022. Mr. Burrows joined Fidelis in 2015 as UK CEO and CUO, later becoming Group MD and Chairman of FIBL. Prior to joining Fidelis, Mr. Burrows was co-CEO of Aon Benfield’s Global Re Specialty (GRS) division from 2013 to 2015. Specializing in non-marine retrocession and the aviation, marine and energy sectors, among others, Mr. Burrows supported Aon Benfield’s business hubs across North America, Europe, the Middle East, Africa and Asia Pacific. Prior to this, he was Deputy CEO of the GRS division from 2008 until 2013. Mr. Burrows began his career as a non-marine property broker at Greig Fester in the 1980s, later joining the retrocession team and then leading that team following a merger with Benfield in 1997. We believe Mr. Burrows is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.
Allan Decleir. Mr. Decleir has held the position of Group Chief Financial Officer and director of FIHL since January 3, 2023. Prior to assuming these executive positions, Mr. Decleir was a consultant to FIBL from June 1, 2022. He has over three decades of experience in the (re)insurance industry. From June 2015 to December 2022, Mr. Decleir was an independent consultant for ThreeSeas Consulting Ltd, providing management consulting services in the Bermuda (re)insurance market. Mr. Decleir was also a Listings Manager at the Canadian Securities Exchange from February 2019 until March 2022. Prior to this, he was Executive Vice President & Chief Financial Officer of Platinum Underwriters Holdings. Mr. Decleir began his career at Ernst & Young in 1988, taking on various positions in Canada and Bermuda. Mr. Decleir is a Chartered Professional Accountant, “Director-Certified” by the National Association of Corporate Directors and has an Associate in Reinsurance designation from the Insurance Institute of America. We believe Mr. Decleir is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial accounting background, corporate governance and executive leadership experience in the financial and insurance industries.
Matthew Adams. Mr. Adams has held the position of non-executive director of FIHL since October 25, 2023. Prior to July 2023, Mr. Adams spent over three decades with PricewaterhouseCoopers (“PwC”) serving as a lead account partner, auditing and advising many of PwC’s largest and most complex global insurance clients. From 2015-2021, he led PwC’s U.S. Insurance Practice and was a member of PwC’s global insurance practice leadership team. Mr. Adams’ career with PwC exposed him to the many diverse aspects of the insurance sector, and he has significant experience managing the strategic, operational, profitability and human capital challenges of a large, quickly growing business within PwC. Mr. Adams is also a non-executive director for Concert Group Holdings, Globe Life Inc. and Mutual of America Financial Group. Mr. Adams earned a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania and is a certified public accountant in New York. Mr. Adams serves as chair of the Board’s Audit Committee. We believe Mr. Adams is qualified to serve as a member of our Board based on his experience, qualifications, attributes, and skills, including his extensive financial accounting, audit and corporate governance background in the insurance sector.
Daniel Brand. Mr. Brand is the CVC nominee to the FIHL Board and has held the position of non-executive director of FIHL since July 26, 2021. Mr. Brand joined CVC in 2009 and is a partner leading CVC’s U.S. private equity activities in financial services and co-leading CVC’s U.S. private equity activities in business services. Mr. Brand also represents CVC on the boards of directors of Bamboo Insurance, CFGI, Medrisk, Teneo, Republic Finance and Worldwide Express & GlobalTranz. Prior to joining CVC, Mr. Brand worked at DLJ Merchant Banking Partners and Credit Suisse in the investment banking division covering financial institutions. Mr. Brand holds a B.A. in Economics with a Certificate in Finance from Princeton University, and an M.B.A. from Harvard Business School. We believe Mr. Brand is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Charles Collis. Mr. Collis has held the position of non-executive director of FIHL since May 15, 2023. Mr. Collis was a director of Conyers Dill & Pearman Limited (“Conyers”) until his retirement on March 31, 2025. Mr. Collis worked in the corporate department of the Bermuda office of Conyers and headed up the Bermuda Insurance Practice for more than fifteen years. Mr. Collis joined Conyers in 1990 and became a partner in 1998. Mr. Collis specialized in insurance and reinsurance, advising on corporate and regulatory matters. Mr. Collis holds a Bachelor of Laws from University College London and a Bachelor of Arts from the University of Toronto. We believe Mr. Collis is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive legal background and experience in the insurance industry.
Christine Dandridge. Ms. Dandridge has held the position of non-executive director of FIHL since October 25, 2023. Ms. Dandridge is a veteran of the specialty insurance market, with experience spanning more than four decades. Ms. Dandridge began her career in 1978 as a broker at Stewart Wrightson, before joining the underwriting team at Posgate and Denby Syndicate in 1980 and becoming one of the first female underwriters at Lloyd’s. Ms. Dandridge was one of the founding members of Atrium Underwriting. She served as active underwriter of Syndicate 609 from 1997 to 2007, was part of numerous Lloyd’s market committees and was a member of the Council of Lloyd’s from 2004 to 2007. Since then, she has held several non-executive directorships and currently acts as non-executive director on a number of boards in the (re)insurance industry. She graduated from University College, London with a BSc (Hon) in Anthropology and is an associate of the Chartered Insurance Institute. We believe Ms. Dandridge is qualified to serve as a member of our Board based on our review of her experience, qualifications, attributes, and skills, including her extensive underwriting background and executive leadership and directorial experience in the insurance sector.
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

Daniel Kilpatrick. Mr. Kilpatrick is the Crestview nominee to the FIHL Board and has held the position of non-executive director of FIHL since November 15, 2022. Mr. Kilpatrick joined Crestview in August 2009 and is a partner and member of the Crestview Investment Committee. He is also the head of the financial services strategy. Mr. Kilpatrick also is on the boards of directors of AutoLenders, Congruex, DARAG Group, Modern Wealth Management, WildOpenWest, LLC and Venerable Holdings. He was previously on the boards of Accuride Corporation, Camping World Holdings, ICM Partners, Industrial Media, NYDJ Apparel, Protect My Car and Symbion. Prior to joining Crestview, Mr. Kilpatrick worked at the Yale Investments Office. Mr. Kilpatrick received an M.B.A. from Stanford Graduate School of Business and a B.A. from Yale University. We believe Mr. Kilpatrick is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Dana LaForge. Mr. LaForge is the Pine Brook nominee to the FIHL Board and has held the position of non-executive director of FIHL since March 19, 2021. Mr. LaForge joined Pine Brook in June 2020 and is a partner on the financial services investment team and a member of Pine Brook’s Investment Committee. Mr. LaForge also represents Pine Brook on a number of boards of directors of companies in the Pine Brook portfolio. He also serves as a director of a venture philanthropy fund, the Myeloma Investment Fund. Prior to joining Pine Brook, he was the founder and managing director of Colonnade Financial Group from 2002-2020, a spin-out from Deutsche Bank created to manage a private equity portfolio. Prior to Colonnade, from 1985-2002 Mr. LaForge served in numerous senior executive roles at Deutsche Bank and its predecessor companies, Bankers Trust and BT Alex. Brown, also serving as the head of the North American financial institutions group in investment banking. Mr. LaForge holds a Bachelor of Science in Commerce and Accounting from Washington & Lee University and a Master of Business Administration from Harvard Business School. We believe Mr. LaForge is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive financial background and directorial experience.
Charles Mathias. Mr. Mathias is the TFP HoldCo nominee to the FIHL Board and has held the position of non-executive director of FIHL since August 5, 2025. Mr. Mathias acted as Chief Risk Officer of Fidelis Insurance Group from November 2015 until July 2021 and thereafter acted as Group Director of Underwriting of Fidelis Insurance Group from August 2021 until January 3, 2023, following which Mr. Mathias left Fidelis Insurance Group to take up his current role as Deputy Chairman and Group Executive Director of TFP. From 2005 to 2015, Mr. Mathias worked at Lancashire, where he held various roles, including Chief Underwriting Officer of the Bermuda entity, Group Underwriting Operations Director and Group Chief Risk Officer. Prior to 2005 he held a number of roles with brokers and managing general agents in London, the USA and Mexico. Mr. Mathias has extensive directorial experience, and is currently serving as a director on a number of boards, including within TFP, as well as a trustee of two charitable foundations, including The Fidelis Foundation. Mr. Mathias holds an MA (Hons) in Modern History from Oxford University. We believe Mr. Mathias is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive background in underwriting and executive leadership and directorial experience in the insurance industry.
Senior Management
Nicole Kapu-Leyland. Ms. Kapu-Leyland has held the position of Group General Counsel of Fidelis Insurance Group since December 1, 2025, having previously served as Interim Group Head of Legal from June, 2025, Deputy General Counsel from July, 2024 and Senior Legal Counsel from September, 2023. Prior to joining Fidelis Insurance Group in September 2023, Ms. Kapu-Leyland was an associate in the Corporate and Financial Services team of Willkie Farr & Gallagher (UK) LLP from February, 2020, having joined from Clifford Chance LLP, where she worked as an associate in the Financial Institutions Group and completed client secondments to Standard Chartered Bank and Citibank. Ms. Kapu-Leyland is an alumnus of Harvard College, where she obtained her Bachelor of Arts in History and Literature, and Oxford University, St Catherine’s College, where she was a visiting student. Ms. Kapu-Leyland is licensed to practice as a solicitor in England and Wales.
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
Jonathan Strickle. Mr. Strickle has held the position of Group Managing Director of Fidelis Insurance Group since January 1, 2025, having previously served as Group Chief Actuarial Officer from January 3, 2023 and Group Actuary from October 2021. Mr. Strickle also held the roles of U.K. Chief Actuary and Group Head of Reserving over the course of his career at Fidelis Insurance Group, which he joined in March 2020. He joined Fidelis Insurance Group after having spent three years as Head of Reserving for China Re’s Lloyd’s syndicate, from January 2017. Between September 2009 and January 2017, Mr. Strickle worked as a consultant at EY on a number of actuarial projects. Mr. Strickle is a Fellow of the Institute and Faculty of Actuaries, and holds both a Bachelor’s and a Master’s degree from the University of Warwick.
Family Relationships and Shareholder Arrangements
There is no family relationship between any director or senior manager of Fidelis Insurance Group and any other director or senior manager or any person nominated to become a director or senior manager. As explained in Item 3.D. Risk Factors “Risks Relating to the Common Shares—The Amended and Restated Bye-Laws contain provisions that could impede an attempt to replace or remove the Board or delay or prevent the sale of FIHL, which could diminish the value of the common shares or prevent holders of common shares from receiving premium prices for their common shares in an unsolicited takeover”, each of the Founders and TFP HoldCo has the right to nominate one individual to serve as a director on the Board. Other than these arrangements, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any director or senior manager of Fidelis Insurance Group was selected for such position.
B. Compensation
Non-Executive Directors’ Compensation
Cash Compensation
The non-executive directors of the Group are entitled to receive an annual cash fee for their services as directors, which is prorated for any directors who are appointed to the Board after the beginning of the fiscal year. Additionally, any non-executive director that acts as Chair of the Board or Chair of a Committee receives an additional cash fee. The non-executive directors appointed by shareholders who enjoy director appointment rights are only entitled to cash compensation.
In the case of non-executive directors appointed by shareholders who enjoy director appointment rights, all compensation payable to such non-executive directors is paid directly to such relevant shareholder. The aggregate cash compensation paid to the non-executive directors of the Group in the year ended December 31, 2025 was $1.8 million, in addition to reimbursements for all reasonable and properly documented business expenses, including travel and other related expenses incurred by the non-executive directors while attending Board meetings.
Equity-Based Compensation
All non-executive directors, other than the non-executive directors appointed by shareholders who enjoy director appointment rights, are entitled to receive equity-based compensation pursuant to our 2023 Share Incentive Plan (as defined in Note 17 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements), in addition to cash compensation. For the year ended December 31, 2025, those non-executive directors of the Group who are entitled to receive equity compensation were issued 40,689 common shares in respect of restricted share units under our 2023 Share Incentive Plan that are subject to time-based vesting criteria, and the Group recorded a compensation expense of $0.6 million related to these shares.
During periods preceding March 31, 2025 and in which Mr. Collis was a partner of Conyers, fees related to Mr. Collis’ service as a director (including cash and equity-based compensation) were paid to the account of Conyers. Such fees were paid directly to Mr. Collis during periods on and after March 31, 2025, because Mr. Collis was no longer a Conyers partner at the time such fees became payable.
Senior Management Compensation
Our compensation philosophy for our senior managers is designed to align the interests of our senior managers with those of our shareholders by offering a compensation package that is intended to attract and retain superior personnel whose services are intended to generate long-term returns for our shareholders. The primary elements of the total compensation package for our senior managers include base salary, annual discretionary cash bonus awards under our annual cash bonus program (as described below), and equity awards granted pursuant to our 2023 Share Incentive Plan (the “LTIP Awards”).
The Compensation Committee considers a number of factors when establishing the total compensation package for our senior managers, including the compensation provided by a peer group of companies that was previously identified by the Compensation Committee, internal compensation benchmarking and other third-party information. The total compensation package is intended to have the potential to deliver, in the aggregate, an above-market level of compensation for outstanding performance.
The compensation program for our senior managers is administered by the compensation committee of the Board (the “Compensation Committee”), as discussed under “Board Practices – Compensation Committee” below. In connection with the administration of our compensation program, the Compensation Committee may consider the input of our Chief Executive Officer on other senior manager compensation matters. The Compensation Committee may accept or adjust such Chief Executive Officer input at its discretion.

For the year ended December 31, 2025, the aggregate compensation received by the members of senior management of the Group was $18.0 million, as set forth in the table below. For any senior manager who was also a director of the Group in the year ended December 31, 2025, no additional compensation was paid for their service as director.
For the year ended December 31, 2025, the executive directors and senior management identified in Item 6.A had the following aggregate compensation:

Compensation Components	Aggregate Compensation
Base salary	$3.4
Annual cash bonus(1)	5.0
LTIP(2)	8.5
Pension(3)	0.4
Other(4)	0.7
Total aggregate Executive Directors and Senior Management compensation	$18.0
__________________
(1)    Represents the aggregate amount of annual cash bonuses paid in 2026 for services performed during 2025 and in connection with our annual cash bonus program that was in effect for 2025.
(2)    Represents the aggregate grant date fair value of the LTIP Awards granted in 2025, including supplemental LTIP Awards that were granted in 2025 and that are further described below under the heading “Retention Program.” For LTIP Awards consisting of performance-based restricted share units, a target of 100% has been assumed.
(3)    Represents the aggregate amount that the Group has accrued or set aside to provide pension, retirement or similar benefits to its senior managers in 2025. For further details, see Item 18 Financial Statements, Note 17 (Share Compensation and Employee Benefit Plans) of our audited consolidated financial statements.
(4)    Represents the aggregate value of the other benefits received by certain senior managers in 2025, including, but not limited to, housing allowances.
See also Item 6.E. Share Ownership and Item 7.B. Related Party Transactions, below.
Senior Management Compensation Components
Base Salary and Annual Cash Bonus
The base salary amounts that our Compensation Committee establishes for our senior managers are intended to be in line with the median of our peer group and are subject to cost of living increases based on third-party information and other internal considerations.
The purpose of our annual cash bonus program is to reward senior managers for achievement against key financial and non-financial operational goals that are intended to help drive long-term business strategy and be predicates of shareholder value. The targeted amount of our senior managers’ annual bonuses is determined by the Compensation Committee based upon a participant’s prior year performance, role and level of seniority within the Group and other market and benchmarking factors. The Compensation Committee approves the annual bonus payments for the Chief Executive Officer and based upon input from the Chief Executive Officer, which the Compensation Committee may accept or adjust in its discretion, with respect to each of the other eligible senior managers.
Bonuses are generally based on a formulaic calculation, but remain entirely discretionary. The Compensation Committee intends that this design of the annual cash bonus program will enable senior managers (i) to be confident that an even-handed approach has been taken and (ii) to readily understand the effect of financial and personal performance on their bonuses. Two core elements are assessed by the Compensation Committee when determining the bonuses: (x) financial performance of the Group (“Financial Performance”) and (y) the senior manager’s strategic and personal performance (“Personal Performance”). The weighting of each element is based on pre-determined percentage allocations that are generally based on 75% weighting for Financial Performance and 25% weighting for Personal Performance in the case of our senior managers.
For purposes of the annual cash bonus pool calculation, Financial Performance is based on achievement of the Group’s business plan (which is based on return on equity for 2025) then in force. If the Financial Performance is below the minimum payout level, then payment of an annual cash bonus to any senior manager will be discretionary. Personal Performance is based upon individual achievement of clearly articulated objectives created and agreed to at the beginning of the year. The annual cash bonus is designed to operate in such a way that the Personal Performance element of the bonus will be funded if the predetermined threshold performance target is met for the Financial Performance element of the annual cash bonus. In order to determine the Personal Performance element of the bonus, the Chief Executive Officer is responsible for agreeing to key goals for each of the eligible senior managers, including himself, which goals include specific objectives relating to each senior manager’s division in respect of the business plan then in force. An overall Personal Performance rating is determined based on achievement of these key objectives and based on the relevant senior manager’s demonstrated commitment to the Group’s culture, and their effectiveness as a manager and leader.
The annual cash bonus targets are proposed by the Chief Executive Officer and approved or adjusted by the Compensation Committee, in its discretion, towards the beginning of each year when the information necessary to compute the bonuses has been obtained. Once approved, the bonuses are typically paid within the first quarter of each year following the relevant fiscal year in which they were earned. In order to receive an annual cash bonus, a senior manager must be employed and not under notice on the day of payment, unless such senior manager has officially retired or been made redundant after the end of the fiscal year to which such bonus relates.
The annual bonus award payouts are subject to any applicable incentive compensation clawback or recoupment policy adopted and maintained by the Group from time to time.
2023 Share Incentive Plan
In 2023, our Board adopted, and our shareholders approved, the 2023 Share Incentive Plan (the “2023 Plan”) in connection with the Separation Transactions. Each employee, officer, non-executive director or other individual service provider of the Group or its affiliates is eligible to participate in the 2023 Plan. The design of the 2023 Plan is intended to create a strong and long-term alignment between our management team and our shareholders.
Our Compensation Committee administers the 2023 Plan under delegation from the Board. The size and form of the LTIP Awards granted under the 2023 Plan is determined by the Compensation Committee based upon a participant’s prior year performance, role and level of seniority within the Group and other market and benchmarking factors. The LTIP Awards may be delivered in the form of restricted share units, restricted common shares, share options, share appreciation rights and other awards which may be denominated in common shares or cash. The LTIP Awards granted in 2025 consisted of time-based and performance-based restricted share units. The LTIP Awards relate to our common shares and generally vest over a three-year period, subject to continued service and the achievement of performance goals (which, in the case of performance-based restricted share units, are based on return on equity and the ratio of our share price to its book value). All LTIP Awards are governed by the 2023 Plan and are evidenced by an individual LTIP Award agreement between FIHL and the individual.
The LTIP Awards are subject to any applicable incentive compensation clawback or recoupment policy adopted and maintained by the Group from time to time. The 2023 Plan may be amended by the Compensation Committee at any time, and unless sooner terminated, will terminate on the day before the 10th anniversary of the date our shareholders approved the 2023 Plan.
Retention Program
During the year ended December 31, 2025, our Compensation Committee approved a retention program pursuant to which certain employees of the Group who are eligible to participate in the 2023 Plan received a one-time grant of restricted share units (the “Retention RSUs”). The Retention RSUs generally vest over a three-year period with (i) 25% of the award vesting at the conclusion of the first year, (ii) 25% of the award vesting at the conclusion of the second year, and (iii) 50% of the award vesting at the conclusion of the third year, in each case, subject to the relevant employee’s continued employment through the applicable vest date.
Employment Agreements
We have entered into employment agreements with each of our senior managers. The employment agreements set forth each senior manager’s initial base salary and eligibility for an annual cash bonus and may include, among other terms and conditions, certain customary severance and change of control benefits, including as described under “—Severance.” The employment agreements also contain limitations on outside activities, confidentiality obligations, and covenants restricting the solicitation of employees and customers, as well as certain non-compete restrictions following termination of employment.
The employment agreements with certain members of our executive leadership team were amended in 2023 to provide for market-competitive severance protections (as described under “—Severance”), which severance would be subject to the employee’s execution, delivery and non-revocation of a general release of claims in a form satisfactory to the Group, and would be in addition to any mandatory notice and/or severance required by the laws of the relevant jurisdiction.
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
In the event of a termination of employment by us without cause or by the employee for good reason (not in connection with or within 12 months following a change in control), or due to the employee’s death or disability, certain members of our senior management team would be entitled to the following severance protections:
•payment of one month of severance for each month of completed service with us, up to a maximum of 12 months’ severance;
•payment of any earned but unpaid bonus within 30 days of the date of termination for the year prior to the year in which such date of termination occurs; and
•payment of a prorated bonus for the year in which such termination occurs, based on actual performance and paid at the same time as bonuses are paid to similarly situated employees.

In the event of a termination of employment by us without cause, or by the employee for good reason, in each case, in connection with or within 12 months following a change in control, certain members of our senior management team would be entitled to the following severance protections:
•payment of one month of base salary for each month of completed service with us, up to a maximum of 24 months base salary;
•payment of any earned but unpaid bonus within 30 days of the date of termination for the year prior to the year in which such date of termination occurs; and
•a lump sum payment equal to 100% of the target bonus for the year in which such termination occurs, without regard to actual performance outcomes, paid at the same time as bonuses are paid to similarly situated employees.
The annual bonus award payouts are subject to any clawback in the event it is later discovered that the terminated senior management member engaged in misconduct that would have entitled the Company to terminate such individual for cause.
The treatment of a senior manager’s LTIP Awards in connection with a termination of employment will be as specified in the senior manager’s individual LTIP Award agreements (which treatment may for certain LTIP Awards result in pro-rata vesting of the LTIP Awards upon (among other events, such as death or disability) a termination of employment by us without cause (and in some cases a resignation for good reason) prior to a change in control of the Company and full vesting of the LTIP Awards in the event of a termination of employment by us without cause following a change in control of the Company).
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
Share Ownership Guidelines
We have adopted share ownership guidelines applicable to our non‑employee directors, executive officers, and other senior leaders to further align their long‑term financial interests with those of our shareholders. The guidelines provide for minimum ownership requirements equal to (i) 2x the annual retainer fee for our non‑employee directors, (ii) 6x annual base salary for our Chief Executive Officer, (iii) 3x annual base salary for members of our senior management, and (iv) 1x annual base salary for other senior leaders designated by our Compensation Committee.
Individuals subject to the guidelines have five years from first becoming subject to the guidelines to meet their minimum ownership requirement and one year to meet any increased requirement resulting from an increase in annual base salary or retainer. The Compensation Committee retains discretion to determine whether any action is appropriate if an individual does not achieve (or fails to maintain) the applicable ownership level, including requiring that a portion of base salary or bonus be paid in common shares. See also Item 6.E. Share Ownership and Item 7.B. Related Party Transactions, below.
Clawback Policy
On November 14, 2023, we adopted a clawback policy that is intended to comply with Section 10D of the Exchange Act and the listing standards of the NYSE. Under the clawback policy, we must recoup erroneously awarded incentive-based compensation from our current and former senior managers on a pre-tax basis, subject to limited exceptions, in the event that we are required to prepare an accounting restatement. See Exhibit 97.1 to this report for a copy of the policy, originally filed as Exhibit 97.1 of our Annual Report on Form 20-F, filed with the SEC on March 15, 2024.
C. Board Practices
As of the date of this report, the Board consists of 11 directors (see Item 6.A. Directors, Senior Management and Employees above).
In accordance with our Amended and Restated Bye-Laws, our directors are divided into three classes serving staggered three-year terms. At each annual general meeting of shareholders, directors are elected to succeed the class of directors whose terms have expired. Our directors are divided among the three classes as follows:
Class 1 Directors
The following directors on the Board have been elected to serve until the 2027 Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Charles Collis, Christine Dandridge, Cathy Iberg and Charles Mathias.

Class 2 Directors
The following directors on the Board have been elected to serve until the 2028 Annual General Meeting of Fidelis or until their appointment is terminated in accordance with the Amended and Restated Bye-Laws of the Company: Matthew Adams, Allan Decleir, Daniel Brand and Daniel Kilpatrick.
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
Pursuant to its terms of reference, the primary purpose of the Audit Committee is to assist the Board with its oversight responsibilities of (a) the integrity, quality and accuracy of the Company’s consolidated financial statements and other financial information provided by the Company to its shareholders, the public, any stock exchange and others, (b) the performance and effectiveness of the Company’s internal audit function and internal controls, including internal control over financial reporting, and the Company’s independent accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services (the “Independent Auditor”), and prepare the Audit Committee report required by the rules of the SEC, (c) the Company’s compliance with legal and regulatory requirements, including the Company’s Code of Conduct and Ethics (or other similar documents as are in effect from time to time), (d) the qualifications, performance, and independence of the Company’s Independent Auditor, and (e) such other matters as are assigned to the Audit Committee by the Board pursuant to its terms of reference or as mandated under applicable laws, rules and regulations (including the Exchange Act, as well as the rules and regulations of the SEC or the NYSE.
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
Compensation Committee
As a foreign private issuer, we are not required to have a compensation committee or a compensation committee consisting only of independent directors. However, our Board has established a compensation committee (the “Compensation Committee”), which consists entirely of independent directors for the purposes of the NYSE rules. The Compensation Committee is formed of the following directors: Helena Morrissey (Committee Chair), Daniel Brand, Charles Collis, Christine Dandridge, Daniel Kilpatrick and Dana La Forge.
Pursuant to its terms of reference, the Compensation Committee is responsible for reviewing, assessing and, when appropriate, necessary or required, making recommendations to the Board regarding the Company’s incentive-based and equity-based compensation plans (including long-term incentive plans) and the Company’s processes and procedures for considering and determining the compensation of its directors and senior executives. The Compensation Committee is also responsible for developing and recommending to the Board one or more policies for the recovery or clawback of erroneously paid compensation (including with respect to any revisions to such policies), monitoring compliance with such policies and making any determinations of the extent, if any, to which such erroneously paid compensation should be recouped or forfeited under such policies and, in any event, as required under applicable NYSE listing rules. The Compensation Committee is responsible for reviewing its terms of reference on an annual basis and shall review its own performance at least once per year.
Corporate Governance and Nomination Committee
The Corporate Governance and Nomination Committee is formed of the following directors: Helena Morrissey (Committee Chair), Matthew Adams, Daniel Brand, Charles Collis, Christine Dandridge, Cathy Iberg and Daniel Kilpatrick, each of whom is independent for purposes of the NYSE rules.

Pursuant to its terms of reference, the primary purpose of the Corporate Governance and Nomination Committee is to review, develop and make recommendations to the Board on matters concerning corporate governance, Board and committee structure and composition, identification, selection or recommendation of director candidates, oversight of Board, committee and management evaluation and evaluation of shareholder proposals.
Investment Committee
The Investment Committee is formed of the following directors: Cathy Iberg (Committee Chair), Daniel Brand, Dana LaForge, Charles Mathias, Daniel Burrows and Allan Decleir.
Pursuant to its terms of reference, the primary purpose of the Investment Committee is to recommend investment strategy, investment risk appetite and investment risk limits to the Board, oversee investment policies, guidelines and benchmarks and review and approve new material changes thereto or the engagement of new investment managers, monitor investment risk, compliance, portfolio composition, investment performance and activity, and perform the other duties and responsibilities set forth in the Investment Committee’s terms of reference.
Risk Committee
The Risk Committee is formed of the following directors: Daniel Kilpatrick (Committee Chair), Charles Mathias, Christine Dandridge, Matthew Adams, Daniel Burrows and Allan Decleir.
Pursuant to its terms of reference, the primary purpose of the Risk Committee is to evaluate the Group’s risk appetite and tolerances, establish and oversee risk management and related policies and guidelines, oversee the Board’s responsibilities related to risk management exposure, and perform the other duties and responsibilities set forth in the Risk Committee’s terms of reference.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of another entity that has one or more executive officers serving on the Board or our compensation committee.
D. Employees
At December 31, 2025, we employed 108 persons, of which 25 were in Bermuda, 66 were in the United Kingdom and 17 were in Ireland. Of these, 20 worked primarily in insurance business related functions, such as actuarial, claims, risk and underwriting; 27 worked primarily in operational functions, such as business operations, facilities, office management and IT; 27 worked primarily in finance functions, such as capital management, finance, treasury and investments; and 34 worked primarily in support and other functions, such as audit, compliance, HR, investor relations, chief executive office and legal.
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
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of common shares at December 31, 2025 by (i) each person who is known by us to beneficially own more than 5.0% of the common shares; (ii) each of our directors; and (iii) all of our directors and senior managers as a group.
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

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on 86,480,145 common shares outstanding at March 3, 2026.

Names of Beneficial Owners 5.0% Shareholders	Number	%
Crestview Funds (1)	14,251,474	16.5
The Fidelis Partnership (2)	8,527,574	9.9
Pine Brook Feal Intermediate L.P. (3)	7,209,921	8.3
SPFM Holdings, LLC (4)	7,202,354	8.3
Leon G. Cooperman (5)	7,041,751	8.1
Directors and Senior Managers
Daniel Burrows	420,178	*
Allan Decleir	102,129	*
Helena Morrissey	*	*
Matthew Adams	*	*
Daniel Brand	*	*
Charles Collis	*	*
Christine Dandridge	*	*
Cathy Iberg	*	*
Daniel Kilpatrick	*	*
Dana LaForge	*	*
Charles Mathias	101,911	*
Nicole Kapu-Leyland	*	*
Jason Kittinger	*	*
Michael Pearson	*	*
Jonathan Strickle	*	*
All directors and senior managers as a group (15 persons)	823,044	*
__________________
(*)Less than 1%.
(1)Based on the Schedule 13G filed on February 17, 2026, which reported that as at December 31, 2025, 14,251,474 common shares may be beneficially owned by Crestview Partners III GP, L.P., Crestview Partners IV GP, L.P., Crestview FIHL Holdings, L.P. (“Crestview FIHL Holdings”), Crestview FIHL TE Holdings, Ltd. (“Crestview FIHL TE”), Crestview IV FIHL Holdings, L.P. (“Crestview IV FIHL”), Crestview IV FIHL TE Holdings, LLC (“Crestview IV FIHL TE”) and Crestview, L.L.C. Of this total, (i) 9,739,675 common shares are beneficially owned by Crestview Partners III GP, L.P., Crestview FIHL Holdings and Crestview FIHL TE and may be deemed to be beneficially owned by Crestview Partners III GP, L.P., (ii) 9,281,747 common shares are directly owned by Crestview FIHL Holdings, (iii) 457,928 common shares directly owned by Crestview FIHL TE, (iv) 4,511,799 common shares are beneficially owned by Crestview Partners IV GP, L.P., Crestview IV FIHL and Crestview IV FIHL TE and may be deemed to be beneficially owned by Crestview Partners IV GP, L.P., (v) 4,350,588 common shares are directly owned by Crestview IV FIHL, and (vi) 161,211 common shares are directly owned by Crestview IV FIHL TE. Crestview, L.L.C. may be deemed to have beneficial ownership of the 9,739,675 common shares beneficially owned by Crestview Partners III GP, L.P. and the 4,511,799 common shares beneficially owned by Crestview Partners IV GP, L.P. Crestview Partners III GP, L.P. is the general partner of investment funds that own Crestview FIHL Holdings and Crestview FIHL TE Holdings. Crestview Partners III GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 9,281,747 common shares directly owned by Crestview FIHL Holdings and 457,928 common shares directly owned by Crestview FIHL TE Holdings. Crestview Partners IV GP, L.P. is the general partner of investment funds that own Crestview IV FIHL and Crestview IV FIHL TE. Crestview Partners IV GP, L.P. and such investment funds may be deemed to have beneficial ownership of the 4,350,588 common shares directly owned by Crestview IV FIHL and 161,211 Common Shares directly owned by Crestview IV FIHL TE. Crestview, L.L.C. is the general partner of Crestview Partners III GP, L.P. and Crestview Partners IV GP, L.P. Daniel Kilpatrick is a member of FIHL’s Board. Mr. Kilpatrick is a partner of Crestview, L.L.C. and Crestview Advisors, L.L.C., which provides investment advisory and management services to the investment funds referred to above. Each of the foregoing disclaims beneficial ownership of such common shares except and to the extent of its pecuniary interest therein.
(2)Based on the information known to the Company, at March 3, 2026, 8,527,574 common shares were directly owned by TFP HoldCo (formerly known as Shelf Holdco II Limited). Based on the Schedule 13G filed on July 10, 2025, TFP HoldCo is a wholly owned subsidiary of TFP Financing Limited (formerly known as Shelf Bidco Limited), which in turn is a wholly owned subsidiary of TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Limited), which in turn is a wholly owned subsidiary of TFP Group Limited (formerly known as Shelf Holdco Limited), the ultimate holding company, and each of the foregoing entities may be deemed to beneficially own the 8,527,574 common shares directly owned by TFP HoldCo.
(3)Based on the Schedule 13G filed on November 8, 2024, which reported that as at September 30, 2024, 7,209,921 common shares directly owned by Pine Brook may be beneficially owned by Pine Brook Road Advisors, L.P. (“Advisors”), PBRA (Cayman) Company (“PBRA Cayman”), PBRA, LLC, and Howard H. Newman. PBRA Cayman serves as general partner to Pine Brook. Advisors is an SEC Exempt Reporting Adviser that provides investment advisory services to Pine Brook. PBRA, LLC serves as general partner of Advisors. Mr. Newman is the managing member of PBRA, LLC. In such capacities, PBRA Cayman, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the account of Pine Brook.
(4)Based on the Schedule 13G filed on November 8, 2024, which reported that as at September 30, 2024, 7,202,354 common shares directly owned by SPFM Holdings, LLC (“SPFM”) may be beneficially owned by SPFM and The Travelers Companies, Inc. (“Travelers”). SPFM is a Delaware limited liability company, which is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM. The ultimate parent of SPFM is Travelers.
(5)Based on the Schedule 13G filed on February 17, 2026, which reported that at December 31, 2025, Mr. Cooperman beneficially owned 7,041,751 common shares. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account. Mr. Cooperman is engaged in, among other activities, investing for his own account. Mr. Cooperman has investment authority over the Common Shares held by the UTMA account (the “UTMA Account”) for Asher Silvin Cooperman, Mr. Cooperman’s minor grandchild. Mr. Cooperman may be deemed the beneficial owner of 7,041,751 common shares, which consists of (i) 7,008,078 common shares held directly by Capital L.P., (ii) 11,265 Common Shares held by the UTMA Account, and (iii) 22,408 Common Shares held by an individual retirement account for the benefit of Mr. Cooperman.
B. Related Party Transactions
For a disclosure of other related party transactions, refer to Item 18 Financial Statements, Note 13 (Related Party Transactions) to our audited consolidated financial statements.
Framework Agreement and the Delegated Underwriting Authority Agreements
On December 20, 2022, the Group and TFP entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that establishes the overarching parameters of the outsourced underwriting relationship between Fidelis and TFP, which is more specifically governed on a jurisdictional basis by a series of delegated underwriting authority agreements that became effective on January 1, 2023 (the “Delegated Underwriting Authority Agreements”). This summary of the Framework Agreement and the Delegated Underwriting Authority Agreements is qualified in its entirety by reference to the complete texts of these agreements attached as Exhibits 4.2, 4.3, 4.4 and 4.5 to this report.
Scope of Delegation
The Framework Agreement and the Delegated Underwriting Authority Agreements provide for, on a jurisdictional basis, the delegation of underwriting authority from each of the relevant insurance operating subsidiaries of the Group to the relevant subsidiaries of TFP, subject to certain consent rights held by the Group with respect to sub-delegating arrangements by TFP.
Specifically, each Delegated Underwriting Authority Agreement includes the provision of certain services by the applicable operating subsidiary of TFP to the applicable operating insurance subsidiary of the Group, including underwriting services, actuarial services, claims handling, outwards reinsurance, and other ancillary services.
The limits of TFP’s delegated authority for the respective underwriting year, including the agreed underwriting parameters and risk tolerances and the manner in which insurance and reinsurance risks are underwritten pursuant to the Delegated Underwriting Authority Agreements, are agreed by TFP and the Group annually.
In addition, the parties to each Delegated Underwriting Authority Agreement will annually agree, the limits of the applicable party’s delegated authority for the respective underwriting year, which may be reviewed and amended subject to approval by the Joint Approval Group (as defined below) or, to the extent such amendments are material and not otherwise approved by the Joint Approval Group, the Chief Executive Officers of the parties. Each such agreed limits shall be eligible for renewal for successive years, as adjusted for any changes implemented as a result of any review initiated by either party to the applicable Delegated Underwriting Authority Agreement.
Each Delegated Underwriting Authority Agreement sets out certain specified lines of business TFP is authorized to write, provided that it remains within the risk appetite set by the Group and its AM Best’s Capital Adequacy Ratio and S&P scores as determined by reference to certain pre-determined underwriting parameters. If TFP wishes to write business in excess of such underwriting parameters, it is required to submit such request for the corresponding operating subsidiary’s consideration, with such approval being initially sought via the Joint Approval Group.
This delegated authority also covers the placement of outwards reinsurance on the Group’s behalf within the pre-agreed underwriting parameters and in line with the Solvency II directive eligibility requirements for risk mitigation techniques, although the Group retains ultimate decision-making authority for all outwards reinsurance. See Item 4.B. Business Overview “Business Segments—Reinsurance.”
Joint Approval Group
Pursuant to the Framework Agreement and the Delegated Underwriting Authority Agreements, the Group and TFP established a forum to discuss and resolve any issues arising under each agreement (the “Joint Approval Group”), which the Group and TFP are required to notify in writing as soon as reasonably practicable if they become aware of any event which requires the forum’s deliberation. The Joint Approval Group will then use its best endeavors for a period of up to 30 days to resolve the issue presented to it. If the Joint Approval Group fails to reach an agreement by that deadline, one or more of the parties to the affected Delegated Underwriting Authority Agreement will have termination rights. See “—Termination.”
Exclusivity, Rights of First Offer and Rights of First Refusal
In the event that the Group identifies capital or risk appetite in excess of the pre-agreed parameters, including appetite for a line of business that falls outside of the pre-agreed list (“New LOB”), TFP shall have a right of first offer (“ROFO”) to underwrite such opportunity or New LOB for and on behalf of the Group. To exercise its ROFO, TFP will need to provide the Group with certain business and underwriting plans containing specified details related to such capital, risk appetite proposal or New LOB capital utilization. The Group, acting reasonably, may decline TFP’s ROFO and source the opportunity from a third party, subject to presenting its own business and underwriting plans containing the same specified minimum details as TFP’s business and underwriting plans and comply with certain other consulting and advisory requirements with respect to such opportunity.
If TFP identifies an opportunity to underwrite business that falls outside of the pre-agreed capital or risk appetite parameters, TFP is required to give the Group a right of first refusal (“ROFR”) on such additional business, subject to certain requirements set forth in the Framework Agreement.
In the event that TFP identifies a potential demand for a New LOB, the Group shall have a ROFR to provide capacity for such New LOB and such ROFR shall follow the same procedures.
If either the Group or TFP rejects the other party’s proposal pursuant to the ROFO or ROFR process, the relevant party will not have the right to later request the opportunity to underwrite or provide capacity for (as applicable) the rejected business, which will stay with the relevant third party insurer or managing general underwriters (as applicable), for so long as such party elects to take it up.
To the extent any ROFO or ROFR process results in TFP being allocated increased or differently distributed capacity, such increase will be deemed included in that year’s pre-agreed underwriting parameters and limits and will be included in setting the same for the following year.
Fees and Commissions
Pursuant to the Framework Agreement, TFP is entitled to the following fees and commissions:
•Ceding commissions, payable monthly in arrears, are charged for underwriting, claims and actuarial pricing services and are calculated based on net premiums written (gross of acquisition costs) to facilitate alignment on reinsurance purchasing. To avoid fee duplication, ceding commissions payable for open market business sourced by TFP are set at 11.5% and ceding commissions payable for business sourced by TFP via third party managing general agents to whom underwriting authority has been sub-delegated by TFP pursuant to newly established third party managing general agency relationships are set at 3.0%. Business that continues to be sourced by cells of Pine Walk Capital Limited continues to follow the fees and commissions set under those agreements, which fees and commissions are in line with normal market ranges, but without any additional fee levied by TFP.
•The sum of 20% of the “Operating Profit” of the Group above an annual “Binder ROE” (each as defined in the Framework Agreement) hurdle of 5% hurdle rate is payable at the end of each fiscal year to ensure alignment with the portfolio management value proposition.
•A 3.0% portfolio management fee calculated based on net premiums written.
•Overriding commissions (both ceding commissions and profit commissions) on outwards reinsurance quota share arrangements for newly sourced business to cover the cost of origination and the ongoing management of such contracts. The Group retains 1% of all premium ceded under the quota share contracts to cover its tail and credit risk and also retains all overriders paid by the reinsurers to cover acquisition costs in certain lines of business.
•Fees in respect of run-off services, which will be mutually agreed and/or determined at the time of termination with reference to the scope of ongoing run-off services and percentage of reserves based on available benchmarks.
Additionally, underwriting expenses directly related to the placement of an individual (re)insurance contract, including counsel fees or fees relating to third party diligence, are recoverable by TFP from the Group.
Licensing Arrangements
As part of the Separation Transactions, existing technology platforms, including Tyche capital models, the Prequel Policy Administration system, the Jarvis Data Warehouse, and the FireAnt Analytics system, were transferred to TFP. Under the Framework Agreement, TFP provides the Group with a license in respect of this technology, so that the Group can continue to benefit from its use and outputs. Certain third-party vendor-owned tools and systems are also licensed to the Group thereunder via TFP. The “Fidelis” name, certain trademarks in the U.K. and E.U., proprietary branding and other protectable signs are likewise subject to licensing by TFP in favor of the Group.
Term
The Framework Agreement (and each Delegated Underwriting Authority Agreement) has a rolling initial term of 10 years where each rolled year resets the 10-year period. The Framework Agreement rolls solely at the written election of the Group, such election to be delivered at least 90 days prior to the commencement of the relevant contract year. If the Group does not elect to roll the Framework Agreement in any given year, the remainder of the 10-year term then in effect will continue in place, subject to the termination rights described below. The Group has elected to roll the Framework Agreement and each Delegated Underwriting Authority Agreement for 2026 and commenced a new 10-year period.
Termination
The Framework Agreement (and each Delegated Underwriting Authority Agreement) may be terminated by either party upon the occurrence of certain prescribed events, including customary termination events. Additionally, TFP may unilaterally terminate in certain narrow instances, including a downgrade of FIHL.
Upon termination of the Framework Agreement or any Delegated Underwriting Authority Agreement, TFP will remain obligated to provide run-off services in respect of live risks at the date of termination subject to a 24-month review, whereby the Group may, upon providing at least six (6) months’ prior written notice, rely on any alternative run-off services provider.
Inter-Group Services Agreement
To supplement the Framework Agreement and the Delegated Underwriting Authority Agreements, the Group and TFP have entered into a separate services agreement relating to the outsourcing of certain non-underwriting services to be provided by TFP to the Group through one or more of the Group’s subsidiaries from time to time, dated January 3, 2023 (the “Inter-Group Services Agreement”), pursuant to which TFP is obligated to provide a range of non-underwriting services to the Group on an outsourced basis. These services include, but are not limited to, support with business planning, insurance contract accounting and information technology. The Inter-Group Services Agreement has been structured to run alongside the Framework Agreement and the Delegated Underwriting Authority Agreements and features the same rolling term mechanism. The parties have also agreed to utilize the Joint Approval Groups in the administration of the Inter-Group Services Agreement
The Inter-Group Services Agreement is regarded as a “material outsourcing agreement” under the relevant regulatory rules and contains a number of provisions that are required by applicable law and regulation. See Item 4.B. Business Overview “Regulatory Matters.” The Group, as the outsourcing party, has the right to audit TFP in respect of certain applicable services, and to test plans that TFP is required to maintain and test. Additionally, following termination of the Inter-Group Services Agreement, the parties have agreed to comply with the terms of the exit plan, which is intended to ensure the seamless continuation of services provided by TFP until the Group is able to either bring these functions in-house or transfer them to an alternative provider.
This summary of the Inter-Group Services Agreement is qualified in its entirety by reference to the complete text of the Inter-Group Services Agreement attached as Exhibit 4.6 to this report.
Other
Rental Guarantee
Following the Separation Transactions, FIHL continues to be the rental guarantor in respect of a historical lease over premises in Dublin, which are now occupied by TFP. The Dublin lease which is considered to have market standard terms was entered into by Fidelis Marketing Limited (“FML”) prior to the consummation of the Separation Transactions and FML becoming a member of TFP. As at the date of this report, FIHL has not and does not expect to make any payments in respect of such guarantee.
Amended and Restated Common Shareholders Agreement
We have entered into the Amended and Restated Common Shareholders Agreement, which contains provisions that govern the rights and obligations of the Founders and TFP HoldCo, including their rights to nominate representative directors to the Board, so long as they each beneficially own a specified minimum percentage of our common shares.
Consent Rights and Minority Protections
Under the terms of the Amended and Restated Common Shareholders Agreement for so long as the Founders, together with certain transferees in the aggregate beneficially own at least 25% of the common shares, the Founders shall have the right, by unanimous decision by those Founders that each beneficially own at least 1% of the common shares, to restrict FIHL from taking the following actions, unless required by applicable law: (i) amend, or supplement FIHL’s organizational documents which adversely impacts the Founders, (ii) take certain bankruptcy, insolvency, reorganization or similar actions, (iii) change the size of the Board, (iv) engage in any transaction in which any person or group acquires more than 50% of the then outstanding common shares of FIHL or the power to elect a majority of the Board or (v) terminate or hire the CEO including any successor. Additionally, for so long as TFP HoldCo beneficially owns at least 4.9% of the common shares, the consent of TFP HoldCo is required for FIHL to take any of the following actions: (i) to effect any change in the jurisdiction, incorporation or name of FIHL or any member of the Group; (ii) to make a material change to the nature or scope of the business underwritten by FIHL and any member of the Group; (iii) to amend or supplement FIHL’s organizational documents that is reasonably likely to have a material adverse effect on TFP HoldCo, taken as a whole; and (iv) to make any acquisition or disposition of any asset for consideration in excess of 5.0% of the assets of FIHL that is reasonably likely to have a material adverse effect on TFP, taken as a whole.

If FIHL authorizes, designates or issues additional common shares, TFP HoldCo will have the right to elect to purchase up to its pro rata portion of the common shares at the same price as other subscribers and within a specific period.
Subject to certain exceptions, if TFP HoldCo sells any of its common shares, or its beneficial ownership of the common shares otherwise falls below 4.9% TFP HoldCo will no longer be entitled to exercise these rights. Any new class of common shares will be similarly restricted.
Common Share Repurchases from Certain Shareholders
In connection with the adoption by our Board of common share repurchase programs, we effected certain open market and privately negotiated repurchases with certain of our shareholders, as described below.
Under the terms of the Amended and Restated Common Shareholders Agreement, upon any proposed repurchase of common shares by FIHL, if TFP HoldCo, acting reasonably and in good faith, determines that, as a result of such proposed repurchase it (i) would become consolidated with FIHL for accounting purposes, (ii) would hold more than 9.9% of the common shares and/or (iii) would become a controller of any of FIHL’s subsidiaries which are regulated pursuant to applicable regulatory law, in each case, as a result of such proposed repurchase, then it shall have the right, at its election, to (x) have a sufficient portion of its common shares repurchased by FIHL, on the same terms as the proposed repurchase (each such election, a “Repurchase Election”) or (y) undertake a permitted transfer in respect of a sufficient portion of its common shares.
In connection with the adoption by FIHL of a brokered repurchase plan under the repurchase program (the “Brokered Repurchase Plan”), FIHL and TFP HoldCo entered into a repurchase agreement dated March 19, 2024 to facilitate TFP HoldCo’s Repurchase Elections and the resulting repurchases. Under the terms of that repurchase agreement, on each day that FIHL repurchases common shares under the Brokered Repurchase Plan, TFP HoldCo may exercise its right to request FIHL to repurchase that certain number of common shares from TFP HoldCo resulting from a prescribed calculation designed to keep TFP HoldCo’s ownership of FIHL to below 9.8752% at a price equal to the average price per common share paid by FIHL on such day under the Brokered Repurchase Plan.
Additionally, in order to facilitate TFP HoldCo’s Repurchase Elections and the resulting repurchases triggered by off-market, privately negotiated repurchases with our existing shareholders (each, a “PNT”), FIHL and TFP HoldCo have entered into a further standby repurchase agreement dated June 19, 2025. Under the terms of that repurchase agreement, when FIHL repurchases common shares pursuant to a PNT, TFP HoldCo may exercise its right to request FIHL to repurchase that certain number of common shares from TFP HoldCo resulting from a prescribed calculation designed to keep TFP HoldCo’s ownership of FIHL to below 9.8752% on the same terms as those agreed pursuant to the PNT, including the price per common share.
In the year ended December 31, 2025, FIHL has repurchased 1,487,359 common shares from TFP for $25.6 million. Additionally, in the year ended December 31, 2025 FIHL has repurchased 7,185,178 common shares in aggregate from one of its shareholders, CVC, pursuant to three separate PNTs for an aggregate purchase price of $125.0 million. Each of the foregoing PNTs triggered Repurchase Elections for TFP.
Subsequent to December 31, 2025 and through the period ended March 3, 2026, the Group repurchased 10,561,467 common shares at an aggregate cost of $200.8 million and an average price of $19.01 per common share. Included in common shares repurchased were 8,597,170 common shares from CVC at $19.00 per share for an aggregate purchase price of $163.3 million in a PNT. This resulted in a pro rata repurchase of 942,014 common shares from TFP HoldCo for $17.9 million. Following this transaction, CVC no longer holds any ownership interest in Fidelis Insurance Group.
Registration Rights Agreement
We entered into a Registration Rights Agreement dated June 9, 2015, as amended by the First Amendment to the Registration Rights Agreement dated November 25, 2019, the Second Amendment to the Registration Rights Agreement dated February 3, 2020, and the Third Amendment to the Registration Rights Agreement dated as of July 13, 2021 with certain of our shareholders, including the Founders, which granted certain registration rights to such shareholders in respect of our common shares (the “Registration Rights Agreement”).
On April 14, 2023, as amended, we filed a registration statement with the SEC registering, among other things, an aggregate total of 7,857,143 common shares including as held by those certain shareholders.
On May 20, 2024, we filed a registration statement with the SEC registering, among other things, an aggregate total of 9,000,000 common shares including as held by those certain shareholders.
On May 15, 2025, we filed an automatic shelf registration statement with the SEC registering, among other things, the offer and sale from time to time of securities including as held by those certain shareholders, in such amounts to be set forth in an applicable prospectus supplement.

Indemnification and Exculpation of Directors and Senior Managers
We entered into separate indemnification agreements with each of our directors and senior managers. The Amended and Restated Bye-Laws require us to indemnify, to the fullest extent permitted by applicable law, our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. We also maintain a directors and officers’ liability policy.
TFP’s Lloyd’s Syndicate 3123
In 2024, TFP launched a new syndicate at Lloyd’s, Syndicate 3123, which started underwriting various lines of (re)insurance business on July 1, 2024.
Under the Framework Agreement, the Group was offered the opportunity to participate in the Syndicate. In connection with the exercise of this right, FIBL participates in the Syndicate by reinsuring a portion of certain lines of business underwritten by the Syndicate for the 2024, 2025 and 2026 underwriting years of account pursuant to the terms of a quota share reinsurance agreement dated July 1, 2024 and entered into between FIBL and Asta Managing Agency Limited on behalf of the Syndicate (the “Syndicate QSA”).
In addition to its provision of reinsurance to the Syndicate via the Syndicate QSA, FIBL indirectly provides funds at Lloyd’s to the Syndicate via its wholly-owned subsidiary, the Fidelis IG Corporate Member, which is a newly incorporated corporate member at Lloyd’s managed by Hampden Agencies Limited as its members’ agent. Fidelis IG Corporate Member participates in the Syndicate on the same terms as the other members managed by Hampden Agencies Limited and supports 7.4% of the capacity of the Syndicate for the 2025 and 2026 underwriting years.
C. Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A. Consolidated Financial Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 Financial Statements of this report.
Legal Proceedings
See Item 4.B. Business Overview “Legal Proceedings.”
Dividend Policy
On February 29, 2024, we announced the adoption of a dividend program under which FIHL intends to pay a quarterly cash dividend. The following table summarizes dividend approvals during the year end December 31, 2025:

Announcement	Declaration	Record Date	Payable On
February 20, 2025	$0.10 per share	March 12, 2025	March 27, 2025
May 6, 2025	$0.10 per share	June 16, 2025	June 27, 2025
August 6, 2025	$0.15 per share	September 16, 2025	September 26, 2025
November 3, 2025	$0.15 per share	December 10, 2025	December 23, 2025
Accordingly, during the year ended December 31, 2025, we paid quarterly cash dividends to our common shareholders for an aggregate dividend distribution of $52.3 million.
On February 20, 2026, we announced that our Board of Directors has approved and declared a dividend of $0.15 per share, payable on March 27, 2026, to common shareholders of record on March 16, 2026.
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.     Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of our Amended and Restated Bye-Laws and a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law is set forth in Exhibit 2.1 to this report and is incorporated herein by reference. Our Memorandum of Association and Amended and Restated Bye-Laws are incorporated herein by reference as Exhibits 1.1 and 1.2, respectively, to this report.
C.Material Contracts
Other than contracts made in the ordinary course of business and other than the Framework Agreement, the Delegated Underwriting Authority Agreements and the Inter-Group Services Agreement, which are each discussed under Item 7.B. Related Party Transactions above, none of the Company nor its subsidiaries has been a party, within the two years immediately preceding this report, to a contract that is material to the Group.
D.Exchange Controls
Not applicable.
E.Taxation
Taxation of the Shareholders
The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common shares. Unless otherwise stated, this summary deals only with U.S. Holders who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, U.S. expatriates, individual retirement accounts or other tax-deferred accounts, persons liable for alternative minimum tax, investors in pass through entities, persons who are considered with respect to FIHL or its subsidiaries as 10% U.S. Shareholders, persons who directly, indirectly or constructively (determined without regard to section 958(b)(4) of the Code) own more than 50% of the shares of FIHL, U.S. accrual method taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to the common shares being taken into account in an applicable financial statement (as described in section 451(b) of the Code), persons who hold their shares as part of a hedging or conversion transaction or as part of a short sale or straddle or persons who have a functional currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or of any non-U.S. government. Persons considering making an investment in the common shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction, prior to making such investment.
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
Taxation of Distributions
Subject to the discussion below regarding PFICs, CFCs and RPII, cash distributions paid with respect to the common shares will constitute ordinary dividend income to the extent paid out of the company’s current or accumulated earnings and profits (as determined using U.S. federal income tax principles), and the U.S. Holders generally will be subject to U.S. federal income tax upon their receipt of such dividends. If the holder is not a corporation or an entity treated as a corporation under U.S. federal income tax law, dividends paid to it will generally be taxable at the rate applicable for long-term capital gains (at a maximum rate of 20% currently) if: (1) the dividends constitute “qualified dividend income,” and (2) it holds the common shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the common shares generally will be “qualified dividend income,” provided that: (i) the common shares are readily tradable on an established securities market in the U.S. in the year in which the shareholder receives the dividend, or FIHL is eligible for the benefits of a comprehensive income tax treaty with the U.S., and, in either case, (ii) FIHL is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the common shares are treated as readily tradeable on an established securities market as they are listed on NYSE. However, there can be no assurance that our common shares will continue to be listed on NYSE or that FIHL will not be treated as a PFIC for any taxable year. Dividends paid on the common shares to a corporate shareholder generally will not be eligible for the dividends received deduction.
Classification of FIHL or its Non-U.S. Subsidiaries as Controlled Foreign Corporations
Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and must take into account its pro rata share of the CFC’s tested income or tested loss for purposes of determining its net CFC tested income, even if the subpart F income or tested income is not distributed. The 10% U.S. Shareholder’s pro rata share is the portion of such income attributable to the shares owned, directly or indirectly through certain entities, by the 10% U.S. Shareholder for any period of the non-U.S. corporation’s taxable year during which the shareholder owned such shares (directly or indirectly through certain entities), the non-U.S. corporation was a CFC and the shareholder was a 10% U.S. Shareholder. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income, with certain exceptions), as well as insurance income (including premium and investment income, with certain exceptions), and tested income is generally business income of the CFC (other than subpart F income and certain other categories of income). The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F income or net CFC tested income would increase the basis in its shares, and the basis of any other property of the 10% U.S. Shareholder by reason of which it is considered to indirectly own shares, by the amount of subpart F income or (to the extent attributable to such CFC) net CFC tested income included in income. Amounts distributed out of previously taxed subpart F income or net CFC tested income would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares (or other property) would be reduced by the amount so excluded. In addition, as discussed below, the gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC will be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits (with adjustments, including for previously taxed amounts).
A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through certain entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is “constructively”)) more than 50%

of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain exempt insurance or reinsurance contracts) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through certain entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation.
FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person who owns the common shares of FIHL directly or indirectly through one or more entities should be treated as owning (directly, indirectly through certain entities, or constructively) 10% or more of the total voting power or value of all classes of shares of FIHL or any of its non-U.S. subsidiaries. However, the Company’s shares may not be as widely dispersed as the Group believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns the Company’s shares will not be characterized as a 10% U.S. Shareholder.
The RPII CFC Provisions
The following discussion generally is applicable only if neither the 20% Gross Income Exception nor the 20% Ownership Exception is met for a taxable year. Although FIHL cannot be certain, it believes that each of its non-U.S. insurance subsidiaries should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each taxable year for the foreseeable future.
Generally, RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract (with certain exceptions) which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary of FIHL in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through certain entities) any amount of the Company’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control means ownership of more than 50% in value or more than 50% in voting power of a corporation’s stock or more than 50% in value of the beneficial interests in a partnership, trust or estate, applying certain constructive ownership principles. Each non-U.S. insurance subsidiary should be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through certain entities or constructively) 25% or more of the shares of FIHL by vote or value.
RPII Exceptions
The special RPII rules do not apply to each non-U.S. insurance subsidiary of FIHL for a taxable year if the non-U.S. insurance subsidiary (i) satisfies the 20% Ownership Exception; (ii) satisfies the 20% Gross Income Exception; (iii) elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and waives all treaty benefits (other than with respect to the branch profits tax) with respect to RPII and meets certain other requirements; or (iv) elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. No non-U.S. insurance subsidiary of FIHL intends to make either of these elections. Where none of these exceptions applies to a non-U.S. insurance subsidiary, each U.S. Person owning (directly or indirectly through certain entities) any shares in FIHL (and therefore, indirectly, the non-U.S. insurance subsidiary) during a taxable year in which the non-U.S. insurance subsidiary is a CFC under the RPII provisions will be required to include in its gross income for U.S. federal income tax purposes its pro rata share of the RPII of the non-U.S. insurance subsidiary, determined as if stock owned directly or indirectly through certain entities by U.S. Persons on the last day of the taxable year were the only stock of the non-U.S. corporation, but limited by each such U.S. Person’s share of the company’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Each non-U.S. insurance subsidiary of FIHL intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception or 20% Ownership Exception. However, it is possible that they will not be successful in qualifying under these exceptions because some of the factors which determine the extent of RPII may be beyond the Group’s control.
Computation of RPII
In order to determine how much RPII a non-U.S. insurance subsidiary of FIHL has earned in each taxable year, each non-U.S. insurance subsidiary may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through certain entities) shares of FIHL and are U.S. Persons. A non-U.S. insurance subsidiary of FIHL may not be able to determine whether any of its underlying direct or indirect insureds are shareholders or related persons to such shareholders, and, consequently, may not be able to determine accurately the gross amount of RPII earned by it in a given taxable year. For any year in which the 20% Gross Income Exception and the 20% Ownership Exception

do not apply, FIHL may also seek information from its shareholders as to whether beneficial owners of shares are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent FIHL is unable to determine whether a beneficial owner of shares is a U.S. Person, FIHL may assume that such owner is not a U.S. Person, thereby potentially increasing the per share RPII amount for all known RPII shareholders.
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
Basis Adjustments
A RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income with respect to its shares. The RPII shareholder may exclude from income the amount of any distributions by FIHL out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.
Uncertainty as to Application of RPII
The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions exist only in proposed form. Accordingly, there is uncertainty in the proper interpretation of the RPII provisions and their application to a non-U.S. insurance subsidiary of FIHL or a RPII shareholder. In addition, FIHL cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Further, proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, the Group might determine not to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and there may be an increased risk that the 20% Gross Income Exception would not be met for one or more of FIHL’s non-U.S. subsidiaries in a particular taxable year, which could result in RPII being taxable to U.S. Persons that own or are treated as owning common shares directly or indirectly through certain entities. U.S. Persons owning or treated as owning common shares should consult their tax advisors as to the effect of these uncertainties.
Information Reporting
Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 (Information Return of U.S. Persons With Respect To Certain Foreign Corporations) with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC or a “specified foreign corporation” at any time during the tax year of the non-U.S. corporation (with certain exceptions); and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. FIHL will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete IRS Form 5471 in the event FIHL determines this is necessary. Failure to file IRS Form 5471 may result in penalties.
U.S. Holders should consider their possible obligation to file FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with respect to the common shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares) are required to report information (on IRS Form 8938 (Statement of Specified Foreign Financial Assets)) relating to such assets, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions).
Certain shareholders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to FIHL. Substantial penalties may be imposed on a shareholder that fails to comply with this reporting requirement. Each shareholder is urged to consult with its own tax advisors regarding this reporting obligation.
U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. Shareholders should consult their tax advisors with respect to these and any other reporting requirements which may apply with respect to their purchase, holding and sale of the common shares.
Tax-Exempt Shareholders
Tax-exempt entities will be required to treat certain insurance income, including RPII, that is includible in income by the tax-exempt entity under the CFC rules as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or an RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
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
Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain entities or constructively, 10% or more of the voting power of the corporation at any time during the five (5)-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). FIHL believes that because of the anticipated dispersion of its share ownership, no U.S. Person that owns common shares directly or indirectly in FIHL should be treated as owning (directly, indirectly through certain entities or constructively) 10% or more of the total voting power of FIHL; to the extent this is the case, the application of Code section 1248 should not apply to dispositions of the common shares, subject to the discussion below with respect to the RPII rules. However, no assurance can be given in this regard.
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
Code section 1248 in conjunction with the RPII rules also applies to the sale or exchange by a U.S. Person of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain entities or constructively, 10% or more of the voting power of such non-U.S. corporation or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. FIHL believes, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because FIHL will not be directly engaged in the insurance business. FIHL cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of the common shares.
PFIC
In general, a non-U.S. corporation will be a PFIC during a given taxable year if (i) the 75% test is met for such taxable year; or (ii) the 50% test is met for such taxable year. Once characterized as a PFIC, the shares of the non-U.S. corporation will generally retain status as shares in a PFIC for future taxable years with respect to U.S. shareholders that held such shares in the taxable year of the PFIC characterization.
If FIHL were characterized as a PFIC during a given year, each U.S. Person holding the common shares would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, its common shares, unless such person (i) is a 10% U.S. Shareholder and FIHL is a CFC or (ii) made a QEF or “mark-to-market” election. It is uncertain whether FIHL would be able to provide its shareholders with the information necessary for a U.S. Person to make the QEF election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the common shares, and a mark-to-market election likely will not be available for any shares of FIHL’s non-U.S. subsidiaries. In addition, if FIHL were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their common shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the common shares). In general, the penalty tax is computed by allocating the excess distribution or gain (in the case of a taxable disposition) with respect to the common shares pro rata to each day in the shareholder’s holding period for the common shares, including as ordinary income for the current year any amounts allocated to the current year or any period before FIHL was treated as a PFIC with respect to such shareholder, treating amounts allocated to other tax years as taxable at the highest applicable tax rate on ordinary income in each such tax year and adding an interest charge for the deemed deferral of such prior year taxes to the current year. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by FIHL to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if FIHL were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund).
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it “received directly its proportionate share of the income …” and as if it “held its proportionate share of the assets …” of any other corporation in which it owns (directly or indirectly) at least 25% of the value of the stock (“the look-through rule”).
Under the look-through rule, FIHL should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the insurance income exception applies only to a non-U.S. insurance company that is a qualifying insurance corporation. A non-U.S. insurance company will be a qualifying insurance corporation if it would be taxable as an insurance company if it were a U.S. corporation and satisfies the Reserve Test. The Group believes that FIBL has met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that FIBL will satisfy the Reserve Test in future years.
The 2021 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) more than half of the net written premiums of which for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Group is not expected to engage in, and (ii) propose to reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Group believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under section 1297 of the Code, none of the income and assets of FIBL should be treated as passive pursuant to the 10% Test, and thus, FIHL should not be characterized as a PFIC under current law for its current taxable year and foreseeable future years to the extent a shareholder makes an election to apply the 10% Test with respect to each non-U.S. insurance subsidiary, but because of the legal uncertainties as well as factual uncertainties with respect to the Group’s planned operations, there is a risk that FIBL and therefore FIHL will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that FIHL will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If FIHL is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.
As noted above, the 10% Test will only apply if a U.S. Holder makes a valid election. A U.S. Holder seeking to elect the application of the 10% Test to FIBL may do so if the Group provides the U.S. Holder- with, or otherwise makes publicly available, a statement or other disclosure that FIBL meets the requirements of the 10% Test (and that contains certain other relevant information). The Group intends to either provide each U.S. Holder with such a statement or otherwise make such a statement publicly available. A U.S. Holder may generally make an election to apply the 10% Test by completing a Form 8621 and attaching it to its original or amended U.S. federal income tax return for the taxable year to which the election relates. Investors owning a de minimis amount of FIHL stock may be deemed to have made the election automatically. U.S. investors are urged to consult their tax advisors regarding electing to apply the 10% Test to FIHL’s non-U.S. insurance subsidiaries.
U.S. investors are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to FIHL and each of FIHL’s non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Group determines that FIHL is a PFIC, the Group intends to use commercially reasonable efforts to provide the information necessary to make a QEF election for FIHL and each non-U.S. subsidiary of FIHL that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing U.S. Holder will generally increase the basis of its common shares by amounts included in the shareholder’s gross income pursuant to the QEF election. Amounts distributed out of previously taxed income generally would be excluded from the shareholder’s income, and the shareholder’s basis in the common shares would be reduced by the amount so excluded.
In lieu of making a QEF election, if FIHL is a PFIC for any taxable year and the common shares are treated as “marketable stock” in such year, then a U.S. Holder may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s common shares. The common shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including NYSE; however, there can be no assurance that trading in the common shares will be sufficiently regular for the shares to qualify as marketable stock, and a mark-to-market election likely would not be available for any subsidiary of FIHL also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s common shares at the end of the taxable year over its adjusted basis in the common shares. Any gain recognized by such holder on the sale or other disposition of the common shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for FIHL should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of FIHL treated as a PFIC.
A U.S. Holder will be required to file an IRS Form 8621 (which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds common shares and FIHL is characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution.
If FIHL is characterized as a PFIC with respect to a U.S. Holder, the U.S. Holder will also generally be treated for purposes of the PFIC provisions as holding a proportionate share of any PFIC shares owned directly or, in certain cases, indirectly by FIHL.
Medicare Contribution Tax
A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). An inclusion of subpart F income or net CFC tested income by a 10% U.S. Shareholder generally is not treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income may not be subject to U.S. federal income tax, generally are treated as dividends for purposes of calculating net investment income and this 3.8% tax.
Foreign Tax Credit
Dividends on common shares, and current income inclusions under the CFC, RPII and PFIC rules generally will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income.” If U.S. Persons in the aggregate own a majority of the shares of FIHL, under certain circumstances only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by FIHL (including any gain from the sale of the common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. FIHL will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. There are additional significant and complex limits on a U.S. Person’s ability to claim foreign tax credits. Thus, it may not be possible for shareholders to utilize foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
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
For additional information regarding taxation, see Item 3.D. Risk Factors “Risks Relating to Taxation.”
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.

H.Documents on Display
The Group maintains an internet site at www.fidelisinsurance.com that contains, free of charge, our Annual Reports on Form 20-F and our Current Reports on Form 6-K, and any amendments thereto, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed or furnished with the SEC. Reports and other information we file with the SEC are also available on the internet site maintained by the SEC at www.sec.gov. Registration statements, reports and other information we file may be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549. Copies of these documents may also be requested upon payment of a duplicating fee by writing to the SEC.
The Group announces material financial information to its investors using its website (www.fidelisinsurance.com), SEC filings, press releases, public conference calls, and webcasts. The Group uses these channels to communicate with the public about the Company, its products and services, and other issues. It is possible that the information it posts on these channels could be deemed to be material information. Therefore, the Group encourages investors, the media, and others interested in the Company to review the information it posts on the channels listed on the Group’s website.
No information contained on the Group’s or the SEC’s website is intended to be included as part of, or incorporated by reference into, this report.
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
We manage interest rate risk by maintaining a portfolio of fixed maturity securities where the duration of the portfolio broadly matches the duration of our liabilities in order to reduce the net economic impact from changes in interest rates. At December 31, 2025, our fixed maturity portfolio had an approximate duration of 2.7 years.
The following table summarizes the effect that an immediate, parallel shift in the interest rate yield curve would have on the market value of our fixed maturity securities, available-for-sale, and our short-term investments, available for sale, at December 31, 2025 and 2024:

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$2,827.2	$2,789.2	$2,751.7	$2,714.9	$2,678.5
Gain/Loss	$75.4	$37.4	$—	$(36.9)	$(73.2)
Percentage of portfolio at December 31, 2025	2.7%	1.4%	—%	(1.3%)	(2.7%)

Interest Rate Shift in Basis Points	-100	-50	0	50	100
Market Value	$3,734.3	$3,684.0	$3,633.7	$3,583.4	$3,533.0
Gain/Loss	$100.6	$50.3	$—	$(50.4)	$(100.7)
Percentage of portfolio at December 31, 2024	2.8%	1.4%	—%	(1.4%)	(2.8%)
Foreign Currency Risk: Our reporting currency and functional currency is the U.S. dollar. At December 31, 2025, 97.4% of our cash and investments was held in U.S. dollars (December 31, 2024: 98.3%), with the balance of 2.6% held primarily in Canadian dollars and Euros (December 31, 2024: 1.7%). For the year ended December 31, 2025, 21.0% of our gross premiums were written in currencies other than U.S. dollars (2024: 19.4%, 2023: 19.0%) and we expect that a similar proportion will be written in currencies other than U.S. dollars in 2026.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the income statement. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and monthly exchange rates for the income statements. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged, which would in turn adversely affect our results of operations and financial condition. An increase or decrease of 10% in the U.S. dollar would result in additional gain or loss for the year ended December 31, 2025 of $3.1 million (December 31, 2024: $2.8 million) with an equal impact on net assets, assuming all other assumptions remain unchanged.
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
As the foreign exchange contracts settle, the realized gain or loss is included with foreign exchange gains and losses in the income statement. For the year ended December 31, 2025, the amount recognized within foreign exchange gains and losses for settled foreign exchange contracts was a realized loss of $(16.4) million (2024: $(3.6) million).
Equity price risk: Our investment portfolio includes hedge funds which have exposure to equity price risk, which is the potential loss arising from decreases in fair value. At December 31, 2025, the fair value of investments with direct exposure to equity price risk totaled $205.8 million (December 31, 2024: $178.7 million). An immediate hypothetical 10% decline in the value of each position would reduce the fair value of such investments by $20.6 million. A hypothetical 10% increase in the value of each position would increase the fair value of such investments by $20.6 million.
Item 12.     Description of Securities Other than Equity Securities

Not applicable.
PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15.     Controls and Procedures
Disclosure Controls and Procedures
The Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive Officer and the Group Chief Financial Officer, has evaluated the design and operation of the Group’s disclosure controls and procedures at December 31, 2025. Our management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of persons or by collusion of two or more people. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure requirements are met.
Based on the evaluation of the disclosure controls and procedures, the Group Chief Executive Officer and the Group Chief Financial Officer have concluded that, at December 31, 2025, the Group’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Group were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Group Chief Executive Officer and the Group Chief Financial Officer, to allow timely decisions regarding required disclosure.
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
The Group’s management has performed an assessment of the Group’s internal control over financial reporting at December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013) (the “COSO framework”).
Based on that assessment, the Group’s management believes that, at December 31, 2025, the Group’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations. As a result, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial reporting and the preparation of financial statements.
Attestation Report of the Registered Public Accounting Firm
The Group’s independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting at December 31, 2025. This report appears below.
Changes in Internal Control Over Financial Reporting
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in the COSO framework. Based upon that evaluation, there were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. The Group reviews its disclosure controls and procedures, including internal controls over financial reporting, on an ongoing basis.
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Fidelis Insurance Holdings Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Fidelis Insurance Holdings Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements), and our report dated March 5, 2026, expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Audit Limited
Hamilton, Bermuda
March 5, 2026
Item 16A. Audit Committee Financial Expert
The Board has determined that Mr. Matthew Adams is an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements and is an audit committee financial expert pursuant to the rules and regulations of the SEC.
Item 16B. Code of Conduct
We have adopted a Code of Ethics and Conduct (the “Code of Conduct”) that is applicable to all of our employees (including our senior managers) and our directors. The Code of Conduct is available, free of charge, on our website www.fidelisinsurance.com. Our Board is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct applicable to any director or senior manager. The Board reviewed the Code of Conduct at its meeting in February 2026 and approved minor amendments thereto, including the addition of a targeted AI section and certain presentational enhancements. There have been no material amendments and no waivers granted since the Code of Conduct was initially adopted in June 2023. See Exhibit 11.1 to this report for a copy of the Code of Conduct as approved by the Board in February 2026. No information contained on the Group’s website is intended to be included as part of, or incorporated by reference into, this report.
Item 16C. Principal Accountant Fees and Services
The following table summarizes the fees for professional services rendered by KPMG Audit Limited to the Group for fiscal years ended December 31, 2025 and 2024:

	2025	2024
Audit Fees(1)	$6.3	$6.8
__________________
(1)    Audit fees consist of fees paid to KPMG Audit Limited for the audit of the Group’s annual consolidated financial statements, reviews of quarterly consolidated financial statements, audit of annual statutory statements, and comfort letters and consent letters issued in connection with documents filed with the SEC.
The policy of the Audit Committee is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and management to report actual fees compared to the budget. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those circumstances, the Chair of the Audit Committee has been delegated the authority to pre-approve such services, and must report those fees to the Audit Committee at its next scheduled meeting. For the years ended December 31, 2025 and 2024, 100% of the audit fees and audit-related fees were pre-approved.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out repurchases of common shares during the year ended December 31, 2025.

Period	(a) Total number of shares purchased (1)	(b) average price paid per share (2)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum value of shares that may yet be purchased under the plans or programs (3) (in millions)
January 1 - 31, 2025	—	$—	—	$144.6
February 1 - 28, 2025	—	—	—	144.6
March 1 - 31, 2025	1,438,278	15.38	1,438,278	122.5
April 1 -30, 2025	1,217,145	15.97	1,217,145	103.1
May 1 - 31, 2025	318,070	16.92	318,070	97.7
June 1 - 30, 2025	3,949,623	16.17	3,949,623	33.8
July 1 - 31, 2025	—	—	—	33.8
August 1 - 30, 2025	691,162	17.33	691,162	188.0
September 1 - 30, 2025	1,143,901	17.44	1,143,901	168.1
October 1 - 31, 2025	669,243	18.24	669,243	155.9
November 1 - 30, 2025	3,559,060	18.26	3,559,060	90.9
December 1 - 31, 2025	2,198,494	18.88	2,198,494	$49.4
Total	15,184,976	$17.22	15,184,976
__________________
(1)    Includes shares repurchased pursuant to open market transactions and privately negotiated transactions pursuant to the Group’s share repurchase program approved by the Board.
(2)    Including commissions.
(3)    On February 20, 2026, the Board of Directors approved an increase to the current common share repurchase authorization to $400 million, through a combination of open market purchases, accelerated share repurchases and privately negotiated transactions. Subsequent to December 31, 2025 and through the period ended March 3, 2026, the Group repurchased 10,561,467 common shares at an aggregate cost of $200.8 million and an average price of $19.01 per common share. The unutilized amount of the share repurchase authorization at March 3, 2026 was $217.7 million.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a “foreign private issuer,” we are entitled to follow the practice of our home country, Bermuda, with respect to certain of the NYSE’s corporate governance requirements rather than adhering to those applicable to U.S. issuers listed on the NYSE. Accordingly, we follow Bermuda corporate governance rules in lieu of certain of the corporate governance requirements of the NYSE.
Among other things, we intend to follow corporate governance practices as contained in the Bermuda Companies Act and other Bermuda laws and regulations in lieu of the NYSE corporate governance rules as follows, none of which is required under the laws of Bermuda:
•We do not intend to follow Section 303A.10 of the NYSE listing standards, which requires a company to promptly disclose any waivers of the Code of Conduct for directors or executive officers. Although we will require approval by our Board for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards;
•We do not intend to follow Section 303A.08, which requires that shareholders be given the opportunity to vote on equity-compensation plans and material revisions thereto.
Section 312.03 of the NYSE listing standards also requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common shares (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common shares (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which requires shareholder approval under the laws of Bermuda. We intend to follow home country law in determining whether shareholder approval is required
We may in the future decide to use other foreign private issuer exemption with respect to some or all of the other requirements under the NYSE corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing standards applicable to domestic issuers.

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
In furtherance of our commitment to maintaining the highest standards of ethical conduct, we have adopted an insider trading policy and related processes, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and the NYSE’s listing standards (collectively, the “Insider Trading Policy”).
Our Insider Trading Policy prohibits the purchase, sale and other transactions with respect to any securities by any director, officer or employee that may be in possession of material non-public information relating to FIHL. Furthermore, the Insider Trading Policy addresses transactions by family members and transactions under our equity compensation plans, tipping and other actions which may be prohibited. It also provides guidance on applicable laws (including guidelines and requirements related to the establishment of Rule 10b5-1 trading plans) and discusses the consequences of an insider trading violation, additional trading restrictions and certain reporting requirements applicable to directors and senior management. Our Insider Trading Policy also prohibits engaging in certain speculative and derivative transactions involving FIHL’s securities, which we believe could “hedge” the risk of owning our securities or otherwise create the appearance of insider trading, including short selling, hedging, short term trading, options trading, purchases of FIHL’s securities on margin, and pledging FIHL’s securities as collateral to secure loans. The process for pre-clearing all transactions in FIHL’s securities is set forth therein and must be followed by all persons subject to the Insider Trading Policy.
A copy of our Insider Trading Policy has been filed with the SEC as Exhibit 11.2 to this report.
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
Periodically, the services of third party experts are engaged to perform security penetration testing to identify vulnerabilities in our IT environment, and to perform other relevant assessments to determine where improvements might be made with the Group’s cybersecurity arrangements. The output of such tests and assessments are reviewed, and our security controls are updated as necessary to address vulnerabilities and to improve the effectiveness of their operation. In addition, we are subject to independent audits, including those conducted by our internal audit team, which review and assess our compliance with applicable regulations and internal policies. Furthermore, we operate a supplier due diligence process that includes a component to assess the information and cyber security processes operated by third party service providers to ensure they are appropriate to the services being delivered.
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
Like other businesses, the Group has previously experienced attempts by cyber-criminals to infiltrate its IT infrastructure; however, the Group has not been impacted by any material cybersecurity incidents, and it believes it has taken, and is taking, reasonable steps to mitigate the risk of future cyberattacks. To that end, the Group continues to adapt its cybersecurity training in response to evolving cyber threats and continually improves its technical and administrative security controls. However, there can be no guarantee that these steps will in fact prevent a future cyberattack against the Group. Any failure in our security controls may expose the Group to potential data loss and damages and potentially significant increases in compliance and litigation costs, and such exposure could have a material adverse effect on the Group’s business, prospects, financial condition or results of operations, and reputation. See Item 3.D. Risk Factors “Risks Relating to the Operations Supporting the Group’s Business — Operational risk exposures, such as IT, human or systems failures (including outsourcing arrangements), are inherent in the Group’s business and may result in losses.”
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

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Fidelis Insurance Holdings Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2026, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimate of reserves for losses and loss adjustment expenses
As discussed in notes 2 and 9 to the consolidated financial statements, the Company records reserves for unpaid reported losses and for losses incurred but not reported (reserves). These estimates are reported net of amounts estimated to be recoverable from salvage, subrogation and other recoveries. The Company estimates ultimate losses using various actuarial methods as well as the Company’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgment. Inherent in the estimate of reserves are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled. To estimate reserves for catastrophe and large losses, the Company conducts a detailed review of policies that have known or potential exposure to specific loss events. Salvage is recorded based on estimated realizable value. Certain salvage estimates have a high degree of estimation uncertainty. The estimated realizable values are determined using market data, if relevant and available, recent transaction values for similar assets for which there is observable data, and management’s assessment of factors such as asset condition and age, market liquidity, and the legal challenges associated with realizing value from certain assets. As of December 31, 2025, the Company recorded $2,607.1 million of reserves for losses and loss adjustment expenses.
We identified the evaluation of the estimates of reserves as a critical audit matter. Specifically, subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the methods and actuarial assumptions used in estimating reserves and assumptions used in estimating certain salvage. Key assumptions for estimating reserves included the expected loss ratios, weighting of actuarial methods, and loss development factors. A key assumption for estimating certain salvage included management’s assessment of asset-specific factors and market liquidity. Further, not all catastrophic events and other large losses can be modeled using traditional actuarial methodologies, which increased the degree of judgment needed in estimating loss reserves for such events.
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
•developing an independent range of estimated reserves for selected lines of business and certain salvage estimates, and comparing to the Company’s estimates. Valuation professionals with specialized skills and knowledge assisted in evaluating market data for certain salvage estimates.

/s/ KPMG Audit Limited

Hamilton, Bermuda
March 5, 2026

We have served as the Company’s auditor since 2015.

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At December 31, 2025 and 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2025	December 31, 2024
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $2,590.6, 2024: $3,403.8 (net of allowance for credit losses of $0.6, 2024: $5.9))	$2,640.4	$3,411.6
Short-term investments, available-for-sale, at fair value (amortized cost: $111.3, 2024: $221.9 (net of allowance for credit losses of $nil, 2024: $nil))	111.3	222.1
Other investments, at fair value	485.7	201.0
Total investments	3,237.4	3,834.7
Cash and cash equivalents	873.0	743.0
Restricted cash and cash equivalents	374.6	203.6
Accrued investment income	28.3	35.3
Premiums and other receivables (net of allowance for credit losses of $15.8, 2024: $11.8)	3,322.2	2,729.4
Amounts due from The Fidelis Partnership (net of allowance for credit losses of $nil, 2024: $nil)	174.8	208.9
Deferred reinsurance premiums	1,441.5	1,422.2
Reinsurance balances recoverable on paid losses (net of allowance for credit losses of $0.3, 2024: $0.2)	438.7	278.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowance for credit losses of $0.9, 2024: $0.8)	1,195.6	1,255.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $243.4, 2024: $200.2)	1,085.0	877.9
Other assets	272.7	176.9
Total assets	$12,443.8	$11,765.9
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,607.1	$3,134.3
Unearned premiums	4,384.8	3,651.5
Reinsurance balances payable	1,659.6	1,540.6
Amounts due to The Fidelis Partnership	457.7	385.8
Long term debt	843.2	448.9
Preference securities	—	58.4
Other liabilities	91.8	98.0
Total liabilities	10,044.2	9,317.5
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 96,651,534, 2024: 111,730,209)	1.0	1.2
Common shares held in treasury, at cost (shares held: nil, 2024: 6,570,003)	—	(105.5)
Additional paid-in capital	1,685.6	2,044.6
Accumulated other comprehensive income	37.1	4.5
Retained earnings	675.9	503.6
Total shareholders' equity	2,399.6	2,448.4
Total liabilities and shareholders' equity	$12,443.8	$11,765.9
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	2025	2024	2023
Revenues
Gross premiums written	$4,717.6	$4,403.1	$3,579.0
Reinsurance premiums ceded	(1,709.0)	(2,008.5)	(1,442.4)
Net premiums written	3,008.6	2,394.6	2,136.6
Change in net unearned premiums	(714.9)	(136.5)	(304.0)
Net premiums earned	2,293.7	2,258.1	1,832.6
Net investment income	184.0	190.5	119.5
Net realized and unrealized investment gains/(losses)	22.8	(28.6)	4.9
Other income	—	—	0.1
Total revenues before net gain on distribution of The Fidelis Partnership	2,500.5	2,420.0	1,957.1
Net gain on distribution of The Fidelis Partnership	—	—	1,639.1
Total revenues	2,500.5	2,420.0	3,596.2

Expenses
Losses and loss adjustment expenses	1,089.8	1,155.8	698.8
Policy acquisition expenses (includes The Fidelis Partnership commissions of $328.8 (2024: $311.1 and 2023: $225.3))	990.1	999.7	723.8
General and administrative expenses	96.6	94.3	82.7
Corporate and other expenses	1.2	1.6	4.1
Net foreign exchange (gains)/losses	(0.5)	(1.6)	4.1
Financing costs	47.7	33.8	35.5
Total expenses	2,224.9	2,283.6	1,549.0

Income before income taxes	275.6	136.4	2,047.2
Income tax (expense)/benefit	(50.1)	(23.1)	85.3
Net income	225.5	113.3	2,132.5

Other comprehensive income
Unrealized gains on available-for-sale investments	$46.4	$9.6	$81.7
Reclassification of net realized losses/(gains) recognized in net income	(4.6)	24.7	0.7
Income tax expense, all of which relates to unrealized gains on available-for-sale investments	(9.2)	(2.8)	(9.7)
Total other comprehensive income	32.6	31.5	72.7

Comprehensive income attributable to common shareholders	$258.1	$144.8	$2,205.2

Per share data
Earnings per common share
Earnings per common share	$2.12	$0.98	$18.65
Earnings per diluted common share	$2.11	$0.98	$18.65
Weighted average common shares outstanding	106,158,800	115,218,380	114,313,971
Weighted average diluted common shares outstanding	106,741,048	115,627,181	114,324,683
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	2025	2024	2023
Common shares
Balance - beginning of year	$1.2	$1.2	$1.9
Common shares repurchased and retired	(0.2)	—	—
Issue of common shares	—	—	0.2
Shares cancelled upon distribution of The Fidelis Partnership	—	—	(0.9)
Balance - end of year	1.0	1.2	1.2

Common shares held in treasury, at cost
Balance - beginning of year	(105.5)	—	—
Repurchase of common shares	(22.1)	(105.5)	—
Retirement of treasury shares	127.6	—	—
Balance - end of year	—	(105.5)	—

Additional paid-in capital
Balance - beginning of year	2,044.6	2,039.0	2,075.2
Share compensation expense	7.9	7.8	27.6
Common shares repurchased and retired	(366.7)	—	—
Shares withheld for employee taxes on restricted share unit vesting	(0.2)	(2.2)	(50.6)
Issue of common shares, net of issuance costs	—	—	89.3
Cumulative dividends on warrants	—	—	(34.1)
Distribution of The Fidelis Partnership net assets to shareholders	—	—	(68.4)
Balance - end of year	1,685.6	2,044.6	2,039.0

Accumulated other comprehensive income/(loss), net of tax
Unrealized gains/(losses) on available-for-sale securities, net of tax
Balance - beginning of year	4.5	(27.0)	(99.7)
Unrealized gains arising during the year, net of reclassification adjustment	32.6	31.5	72.7
Balance – end of year	37.1	4.5	(27.0)
Currency translation reserve
Balance - beginning of year	—	—	(1.1)
Movement during the year	—	—	1.1
Balance - end of year	—	—	—
Balance - end of year	37.1	4.5	(27.0)

Retained earnings
Balance – beginning of year	503.6	436.6	0.5
Net income	225.5	113.3	2,132.5
Dividends on common shares	(53.2)	(46.3)	—
Net fair value of The Fidelis Partnership distributed to shareholders	—	—	(1,696.4)
Balance - end of year	675.9	503.6	436.6

Total shareholders' equity attributable to common shareholders	2,399.6	2,448.4	2,449.8

Non-controlling interests
Balance – beginning of the year	—	—	10.3
Distribution of The Fidelis Partnership	—	—	(10.3)
Balance – end of year	—	—	—

Total shareholders' equity	$2,399.6	$2,448.4	$2,449.8
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	2025	2024	2023
Operating activities
Net income	$225.5	$113.3	$2,132.5
Adjustments to reconcile net income/(loss) after tax to net cash provided by/(used in) operating activities:
Revaluation of The Fidelis Partnership	—	—	(1,707.1)
Share compensation expense	7.9	7.8	27.6
Accretion, amortization and depreciation	(19.2)	(14.0)	0.3
Net realized and unrealized (gain)/loss on investments	(22.8)	28.6	(8.6)
Deferred tax expense/(benefit)	8.9	9.8	(86.5)
Net changes in assets and liabilities:
Accrued investment income	7.0	(8.1)	(16.3)
Premiums and other receivables	(495.6)	(572.7)	(321.3)
Amounts due from The Fidelis Partnership	38.6	(37.6)	(176.2)
Deferred reinsurance premiums	(19.3)	(360.8)	(237.7)
Reinsurance balances recoverable on paid losses	(146.6)	(103.1)	(22.5)
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses	85.7	(168.5)	(125.5)
Deferred policy acquisition costs	(207.1)	(91.3)	(270.6)
Other assets	(103.6)	(10.9)	34.6
Reserves for losses and loss adjustment expenses	(582.5)	728.0	383.9
Unearned premiums	733.3	502.0	530.9
Reinsurance balances payable	45.5	507.8	7.1
Amounts due to The Fidelis Partnership	59.7	56.8	334.0
Other liabilities	(23.7)	31.1	16.6
Net cash provided by/(used in) operating activities	(408.3)	618.2	495.2
Investing activities
Purchase of available-for-sale securities	(1,754.1)	(2,322.7)	(2,241.6)
Proceeds from maturities of available-for-sale securities	697.3	796.5	1,327.1
Proceeds from sales of available-for-sale securities	2,012.7	1,207.7	10.8
Purchase of other investments	(272.0)	(200.0)	—
Proceeds from sale of other investments	—	47.3	75.2
Purchase of fixed assets	(1.2)	(4.6)	(6.4)
Net cash provided by/(used in) investing activities	682.7	(475.8)	(834.9)
Financing activities
Dividends on common shares	(52.3)	(46.2)	—
Repurchase of common shares	(261.4)	(105.5)	—
Tax paid on withholding shares	(0.2)	(2.2)	(50.6)
Proceeds from issuance of debt, net of issuance costs	393.3	—	—
Repurchase of preferred securities	(59.6)	—	—
Proceeds from issuance of common shares, net of issuance costs	—	—	89.4
Non-controlling interest share transactions	—	—	(6.1)
Net cash used in disposal of subsidiary	—	—	(105.5)
Cumulative dividends on warrants	—	—	(34.1)
Net cash provided by/(used in) financing activities	19.8	(153.9)	(106.9)

Effect of exchange rate changes on foreign currency cash	6.8	(6.0)	2.8
Net increase/(decrease) in cash, restricted cash, and cash equivalents	301.0	(17.5)	(443.8)
Cash, restricted cash, and cash equivalents, beginning of year	946.6	964.1	1,407.9
Cash, restricted cash, and cash equivalents, end of year	$1,247.6	$946.6	$964.1

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$42.6	$29.6	$29.7
See accompanying notes to the consolidated financial statements

FIDELIS INSURANCE HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)
1.          Nature of Operations
Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL”, and together with its subsidiaries, the “Group”) is a holding company which was incorporated under the laws of Bermuda on August 22, 2014. The Group is a global specialty underwriter of insurance and reinsurance. Fidelis’ principal operating subsidiaries are:
•Fidelis Insurance Bermuda Limited (“FIBL”) is a Class 4 Bermuda domiciled company which writes most of the Group’s reinsurance business, as well as writing insurance lines. FIBL is regulated by the Bermuda Monetary Authority.
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
On January 3, 2023, the Group distributed its investment in Fidelis Marketing Limited (“FML”) and Pine Walk Capital Limited (“Pine Walk”) to shareholders to form a new managing general underwriter business (“The Fidelis Partnership” or “TFP”) and The Fidelis Partnership was acquired by a consortium of investors (the “Separation Transactions”).
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
Further information can be found at Note 19 (Separation Transactions) and Note 13 (Related Party Transactions).
On July 3, 2023, Fidelis completed an initial public offering (“IPO”) of common shares on the New York Stock Exchange under the symbol “FIHL”.
On May 22, 2024, the Group established a Lloyd’s corporate member, Nameco (No 1404) Limited (the “Fidelis IG Corporate Member”), a wholly owned subsidiary of FIBL, to facilitate its participation in Syndicate 3123’s underwriting activity. The participation rate is 7.4% in the 2025 year of account (9.9% for the 2024 year of account, commencing July 1, 2024).
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
•Fair value measurements of fixed maturity investments, available-for-sale, and other investments; and

•Income tax expense.
Cash and cash equivalents
Cash and cash equivalents consist of cash held in banks, money market funds and other short-term, highly liquid investments with original maturity dates of 90 days or less, provided they are not part of the investment portfolio. Cash equivalents are recorded at amortized cost, which approximates fair value due to the short-term, liquid nature of these securities.
Restricted cash and cash equivalents
Restricted cash and cash equivalents consist of cash held in segregated or trust accounts, which is unavailable for immediate use by the Group, primarily to provide collateral for letters of credit, reinsurance agreements, and to support the current value of any amounts that may be due to counterparties based on the value of underlying financial instruments. Restricted cash equivalents are recorded at amortized cost, which approximates fair value due to the short-term, liquid nature of these securities.
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
The Group’s other investments consist of a portfolio of fixed income funds, hedge funds and private equity funds that is valued at fair value using net asset value per share as a practical expedient. These funds are not reflected within the fair value hierarchy disclosed in Note 5 (Fair Value Measurements). Prior to December 31, 2024, the Group also held an investment in the Wellington Opportunistic Fixed-Income Undertakings for the Collective Investment in Transferable Securities Fund that was carried at fair value. Realized and unrealized gains on other investments are included in net realized and unrealized investment gains and losses on the Consolidated Statements of Income.
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
Derivative assets and liabilities
All derivatives are recognized in the Consolidated Balance Sheets at fair value on a gross basis and not offset against any collateral pledged or received. Unrealized gains and losses resulting from changes in fair value are included in net realized and unrealized investment gains and losses or net foreign exchange gains and losses in the Consolidated Statements of Income. The Group’s derivative financial instrument assets are included in other assets and derivative financial instrument liabilities are included in other liabilities in the Consolidated Balance Sheets. None of the Group’s derivatives are designated as accounting hedges for financial reporting purposes. Pursuant to the International Swaps and Derivatives Association (“ISDA”) master agreements and other derivative agreements, the Group and its counterparties typically have the ability to settle on a net basis. In addition, in the event a party to one of the ISDA master agreements or other derivative agreements defaults, or a transaction is otherwise subject to termination, the non-

defaulting party generally has the right to set off against payments owed to the defaulting party or collateral held by the defaulting party.
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
Policy acquisition expenses are directly related to the acquisition of insurance premiums and are deferred and amortized over the related policy period in line with earned premium. The Group only defers acquisition costs incurred that are directly related to the successful acquisition of new or renewal insurance contracts, including commissions to agents, including The Fidelis Partnership, brokers and premium taxes. All other acquisition related expenses including indirect costs are expensed as incurred. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings.
The Group evaluates premium deficiency and the recoverability of deferred acquisition costs by determining if the sum of future earned premiums and anticipated investment return is greater than expected future losses and loss adjustment expenses and policy acquisition expenses.
Premiums receivable
Premiums receivable includes amounts receivable from insureds, net of brokerage costs, which represent premiums that are both currently due and amounts not yet due on insurance and reinsurance policies. Premiums for insurance and reinsurance policies generally become due over the period of coverage based on the policy terms. Contract periods can be several years in length with premiums received in annual or quarterly installments.
The Group monitors the credit risk associated with premiums receivable, taking into consideration the fact that in certain instances credit risk may be reduced by the Group’s right to offset loss obligations against premiums receivable, and contracts are generally cancellable for non-payment. The Group establishes an allowance for expected credit losses based upon an aged analysis of amounts due, historical write-offs, current economic conditions and expectations of future economic conditions. Further details are set out at Note 10 (Reinsurance and Retrocessional Reinsurance). Changes in the estimate of (re)insurance premiums written will also result in an adjustment to premiums receivable in the period they are determined.
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
The estimation of losses and loss adjustment expense reserves is based on various complex and subjective judgments, as described in Note 9 (Reserves for Losses and Loss Adjustment Expenses). Ultimate losses and loss adjustment expenses may differ materially from the amount recorded in the financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in losses and loss adjustment expenses in the periods in which they are determined.
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
An allowance is established for credit losses expected to be incurred over the life of the reinsurance recoverable, which is recorded net of this allowance. To determine the allowance for expected credit losses, the probability of default is calculated based on the reinsurer credit ratings and default factors developed by a major rating agency. The allowance is charged to net income in the period the recoverable is recorded and revised in subsequent periods to reflect changes in the Group’s estimate of expected credit losses. Further details are set out at Note 10 (Reinsurance and Retrocessional Reinsurance).
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
Corporate and other expenses
Corporate and other expenses include reorganization expenses and other one-off expenses. Corporate and other expenses have been separated from general and administrative costs to separately show these costs from the administrative costs associated with running the day-to-day activities of the Group.
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
Recent accounting pronouncements
Accounting standards recently adopted
The Group adopted ASU 2023-09 “Improvements to Income Tax Disclosures” in the year ended December 31, 2025. This guidance improves the transparency of income tax disclosures by requiring consistent categories and disaggregation of information in the effective income tax rate reconciliation as well as information on income taxes paid. The Group has applied ASU 2023-09 retrospectively by providing the required disclosures for all periods presented. The ASU impacted our disclosures in Note 18 (Income Taxes), but had no impact on our results of operations, cash flows, and financial condition.

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
Our two reportable segments are defined as follows:
•The Insurance segment comprises a specialized portfolio of risks that includes Property, Marine, Asset Backed Finance & Portfolio Credit, Energy, Cyber, Aviation & Aerospace, Political Risk, Violence & Terror, and Other Insurance risks.
•The Reinsurance segment is primarily a property catastrophe book, with a smaller proportion of Retro & Whole Account business.
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
The accounting policies of the segments are the same as those described in Note 2 (Significant Accounting Policies). Assets are not allocated to segments, nor are general and administrative expenses allocated between segments as employees, including underwriters, may work across different segments. The Fidelis Partnership commissions (see Note 13 (Related Party Transactions)) are not allocated to segments as they are not included in the measure of segment profit reviewed by the CODM, nor is a segment analysis of such expenses provided in other information reviewed by the CODM.

The following tables summarize the Group's segment disclosures:

	2025
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,756.3	$961.3	$—	$4,717.6
Net premiums written	2,531.9	476.7	—	3,008.6
Net premiums earned	1,899.4	394.3	—	2,293.7
Losses and loss adjustment expenses	(996.5)	(93.3)	—	(1,089.8)
Policy acquisition expenses	(557.6)	(103.7)	(328.8)	(990.1)
General and administrative expenses	—	—	(96.6)	(96.6)
Underwriting income	345.3	197.3		117.2
Net investment income				184.0
Net realized and unrealized investment gains				22.8
Corporate and other expenses				(1.2)
Net foreign exchange gains				0.5
Financing costs				(47.7)
Income before income taxes				275.6
Income tax expense				(50.1)
Net income				$225.5

Losses and loss adjustment expenses incurred - current year	(918.9)	(173.9)		$(1,092.8)
Losses and loss adjustment expenses incurred - prior accident years	(77.6)	80.6		3.0
Losses and loss adjustment expenses incurred - total	$(996.5)	$(93.3)		$(1,089.8)

Underwriting Ratios(1)
Loss ratio - current year	48.4%	44.1%		47.6%
Loss ratio - prior accident years	4.1%	(20.4%)		(0.1%)
Loss ratio - total	52.5%	23.7%		47.5%
Policy acquisition expense ratio	29.4%	26.3%		28.8%
Underwriting ratio	81.9%	50.0%		76.3%
The Fidelis Partnership commissions ratio				14.3%
General and administrative expense ratio				4.2%
Combined ratio				94.8%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2024
	Insurance	Reinsurance	Other	Total
Gross premiums written	$3,538.5	$864.6	$—	$4,403.1
Net premiums written	2,050.4	344.2	—	2,394.6
Net premiums earned	1,902.4	355.7	—	2,258.1
Losses and loss adjustment expenses	(1,101.5)	(54.3)	—	(1,155.8)
Policy acquisition expenses	(604.6)	(84.0)	(311.1)	(999.7)
General and administrative expenses	—	—	(94.3)	(94.3)
Underwriting income	196.3	217.4		8.3
Net investment income				190.5
Net realized and unrealized investment losses				(28.6)
Corporate and other expenses				(1.6)
Net foreign exchange gains				1.6
Financing costs				(33.8)
Income before income taxes				136.4
Income tax expense				(23.1)
Net income				$113.3

Losses and loss adjustment expenses incurred - current year	(916.9)	(114.3)		$(1,031.2)
Losses and loss adjustment expenses incurred - prior accident years	(184.6)	60.0		(124.6)
Losses and loss adjustment expenses incurred - total	$(1,101.5)	$(54.3)		$(1,155.8)

Underwriting Ratios(1)
Loss ratio - current year	48.2%	32.2%		45.7%
Loss ratio - prior accident years	9.7%	(16.9%)		5.5%
Loss ratio - total	57.9%	15.3%		51.2%
Policy acquisition expense ratio	31.8%	23.6%		30.5%
Underwriting ratio	89.7%	38.9%		81.7%
The Fidelis Partnership commissions ratio				13.8%
General and administrative expense ratio				4.2%
Combined ratio				99.7%
_________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	2023
	Insurance	Reinsurance	Other	Total
Gross premiums written	$2,960.4	$618.6	$—	$3,579.0
Net premiums written	1,880.5	256.1	—	2,136.6
Net premiums earned	1,577.0	255.6	—	1,832.6
Losses and loss adjustment expenses	(675.1)	(23.7)	—	(698.8)
Policy acquisition expenses	(429.1)	(69.4)	(225.3)	(723.8)
General and administrative expenses	—	—	(82.7)	(82.7)
Underwriting income	472.8	162.5		327.3
Net investment income				119.5
Net realized and unrealized investment gains				4.9
Other income				0.1
Net gain on distribution of The Fidelis Partnership				1,639.1
Corporate and other expenses				(4.1)
Net foreign exchange losses				(4.1)
Financing costs				(35.5)
Income before income taxes				2,047.2
Income tax benefit				85.3
Net income				$2,132.5

Losses and loss adjustment expenses incurred - current year	(669.5)	(92.2)		$(761.7)
Losses and loss adjustment expenses incurred - prior accident years	(5.6)	68.5		62.9
Losses and loss adjustment expenses incurred - total	$(675.1)	$(23.7)		$(698.8)

Underwriting Ratios(1)
Loss ratio - current year	42.4%	36.1%		41.5%
Loss ratio - prior accident years	0.4%	(26.8%)		(3.4%)
Loss ratio - total	42.8%	9.3%		38.1%
Policy acquisition expense ratio	27.2%	27.2%		27.2%
Underwriting ratio	70.0%	36.5%		65.3%
The Fidelis Partnership commissions ratio				12.3%
General and administrative expense ratio				4.5%
Combined ratio				82.1%
__________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.
The following table summarizes gross premiums written by line of business within each underwriting segment.

	2025	2024	2023
Insurance
Property	$1,314.9	$1,279.6	$988.1
Marine	722.6	785.7	673.4
Asset Backed Finance & Portfolio Credit	531.0	399.2	293.3
Energy	208.8	192.5	172.1
Cyber	195.6	82.9	69.9
Aviation & Aerospace	172.2	339.5	371.8
Political Risk, Violence & Terror	156.6	204.2	221.7
Other Insurance	454.6	254.9	170.1
Total Insurance	3,756.3	3,538.5	2,960.4

Reinsurance
Property Reinsurance	931.6	832.9	596.8
Retro & Whole Account	29.7	31.7	21.8
Total Reinsurance	$961.3	$864.6	$618.6

c) The following table presents gross premiums written by the geographical location of the Group’s subsidiaries:

	2025	2024	2023
United Kingdom	$2,423.7	$2,347.2	$1,977.0
Bermuda	1,854.8	1,448.4	1,047.5
Republic of Ireland	439.1	607.5	554.5
Total	$4,717.6	$4,403.1	$3,579.0
The information presented above is after allocation of consolidation adjustments. Amounts relating to intergroup reinsurance are not included in the above table.
4.           Investments
At December 31, 2025, the Group’s investments are substantially all managed by external investment managers through individual investment management agreements. The Group monitors activity and performance of the external managers on an ongoing basis.
a.Fixed maturity securities
The following table summarizes the fair value of fixed maturity investments:

	December 31, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$477.8	$6.6	$(0.2)	$484.2
Agencies	6.9	—	—	6.9
Non-U.S. government	46.6	0.6	—	47.2
Corporate bonds	1,616.8	35.7	(0.3)	1,652.2
Residential mortgage-backed	244.3	5.6	—	249.9
Commercial mortgage-backed	1.0	—	—	1.0
Other asset-backed securities	197.2	1.9	(0.1)	199.0
Total fixed maturity securities	$2,590.6	$50.4	$(0.6)	$2,640.4

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$747.6	$2.1	$(3.1)	$746.6
Agencies	11.5	—	—	11.5
Non-U.S. government	46.6	0.1	(0.3)	46.4
Corporate bonds	1,906.3	10.9	(4.0)	1,913.2
Residential mortgage-backed	279.5	0.8	(1.2)	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	412.3	2.3	(0.2)	414.4
Total fixed maturity securities	$3,403.8	$16.6	$(8.8)	$3,411.6
Review of the fixed maturity securities is performed on a regular basis to consider concentration, credit quality and compliance with established guidelines. For individual fixed maturity securities, nationally recognized statistical rating organizations are used and the middle of three ratings or the lower of two is taken. The composition of the fair values of fixed maturity securities by credit rating is as follows:

	December 31, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
AAA	$216.1	9%	$399.4	12%
AA	891.2	34%	1,245.6	37%
A	1,118.8	42%	1,270.9	37%
BBB	382.8	14%	453.1	13%
Below BBB	31.5	1%	42.6	1%
Total fixed maturity securities	$2,640.4	100%	$3,411.6	100%

The contractual maturities for fixed maturity securities are listed in the following table:

	December 31, 2025		December 31, 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$233.0	$234.2	$147.9	$147.6
Due after one year through five years	1,503.5	1,532.4	2,141.2	2,149.8
Due after five years through ten years	520.3	534.3	767.7	766.7
Due after ten years	333.8	339.5	347.0	347.5
Total fixed maturity securities	$2,590.6	$2,640.4	$3,403.8	$3,411.6
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
b.Short-term investments
The Group’s short-term investments consist of U.S. Treasuries, corporate bonds and other asset-backed securities with maturities of 90 days or greater but less than one year at the time of purchase:

	December 31, 2025
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$109.9	$—	$—	$109.9
Corporate bonds	1.0	—	—	1.0
Other asset-backed securities	0.4	—	—	0.4
Total short-term investments	$111.3	$—	$—	$111.3

	December 31, 2024
	Amortized Cost	Unrealized gains	Unrealized losses	Fair value
U.S. Treasuries	$220.5	$0.2	$—	$220.7
Corporate bonds	1.1	—	—	1.1
Other asset-backed securities	0.3	—	—	0.3
Total short-term investments	$221.9	$0.2	$—	$222.1
The composition of the fair values of short-term investments by credit rating is as follows:

	December 31, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
AAA	$0.4	—%	$0.3	—%
AA	109.9	99%	220.7	100%
A	0.7	1%	—	—%
BBB	0.2	—%	0.2	—%
Below BBB	0.1	—%	0.9	—%
Total short-term investments	$111.3	100%	$222.1	100%
c.Available-for-sale - net loss position
The following table summarizes, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Group’s available-for-sale portfolio:

	December 31, 2025
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$50.1	$(0.1)	$(0.1)	49
Non-U.S. government	5.3	—	—	3
Corporate bonds	53.3	(0.3)	—	132
Residential mortgage-backed	2.2	—	—	1
Other asset-backed securities	25.3	(0.1)	—	30
Total	$136.2	$(0.5)	$(0.1)	215

	December 31, 2024
		0 - 12 months	> 12 months
	Fair value	Gross unrealized losses	Gross unrealized losses	Number of securities
U.S. Treasuries	$307.6	$(2.8)	$(0.3)	48
Agencies	4.0	—	—	2
Non-U.S. government	23.7	(0.1)	(0.2)	11
Corporate bonds	543.6	(3.4)	(0.6)	310
Residential mortgage-backed	91.9	(1.1)	(0.1)	35
Other asset-backed securities	64.7	(0.2)	—	25
Total	$1,035.5	$(7.6)	$(1.2)	431
At December 31, 2025 on a security level basis, 215 securities out of a total of approximately 1,624 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.1 million. At December 31, 2024, on a security level basis, 431 securities out of a total of approximately 1,713 securities were in an unrealized loss position and the largest unrealized loss from a single security in the Group’s fixed maturity portfolio was $0.5 million.
d.Allowance for expected credit losses - available-for-sale
The following table provides a roll forward of the allowance for expected credit losses of the Group’s securities classified as available-for-sale:

	2025	2024	2023
Balance at beginning of year	$5.9	$1.3	$1.1
Expected credit losses on securities where credit losses were not previously recognized	1.8	7.3	4.1
Reductions for expected credit losses on securities where credit losses were previously recognized	(6.2)	(2.4)	(3.5)
Securities sold/redeemed/matured	(0.9)	(0.3)	(0.4)
Balance at end of year	$0.6	$5.9	$1.3
The Group assesses each quarter whether the decline in fair value of an available-for-sale security below its amortized cost is the result of a credit loss. All available-for-sale securities with unrealized losses are reviewed. The Group considers many factors to determine whether a credit loss exists, including the extent to which fair value is below cost, the implied yield to maturity, rating downgrades of the security and whether or not the issuer has failed to make scheduled principal or interest payments. The Group also takes into consideration information about the financial condition of the issuer and industry factors that could negatively impact the capital markets.
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
e.Other investments, at fair value
The following table provides a summary of the Group’s other investments by investment strategy:

	December 31, 2025		December 31, 2024
	Fair Value	%	Fair Value	%
Fixed income funds	$243.0	50%	$—	—%

Hedge funds
Credit	25.0	5%	22.3	12%
Global macro	41.6	9%	44.8	22%
Long/short	67.4	14%	44.9	22%
Multi-strategy and event-driven	96.8	20%	89.0	44%
Total hedge funds	230.8	48%	201.0	100%

Private credit funds	11.9	2%	—	—%
Total other investments	$485.7	100%	$201.0	100%

The fixed income fund investments are structured as commingled investment funds managed by third-party managers. During 2025 the Group invested in:
•A UCITS (Undertakings for Collective Investment in Transferable Securities) fund that is actively investing in primarily global investment-grade credit securities. The fund has an average credit rating of A.
•An ICAV (Irish collective asset-management vehicle) fund that is structured as a limited partnership. The fund invests in a diverse portfolio of primarily high yield corporate debt securities and bank loans. The fund has an average credit rating of B+.
•An open-ended Luxembourg based fund that is investing in investment-grade and short-dated subscription line financing for private funds. The fund has an average credit rating of AA.
At December 31, 2025, approximately $63.4 million (December 31, 2024: $nil) of the fixed income funds were subject to lock-ups or hold-backs and are not redeemable within twelve months. The remaining funds can be redeemed within 30 days’ notice.
At December 31, 2025, the Group had $12.2 million (December 31, 2024: $nil) of unfunded investment commitments to fixed income funds, which are callable by the relevant investment managers.
In 2024, the Group invested in a number of hedge funds which are structured as limited partnerships and are managed by third-party managers. The individual hedge fund strategies include credit, global macro, long/short, multi strategy and event-driven.
Other investments in hedge funds are redeemable over periods ranging from one month to greater than twelve months. The common redemption restrictions which may impact the Group's ability to redeem hedge funds are lock-up periods, hold-backs and gates. A lock-up period is the initial amount of time an investor is contractually required to remain invested in the fund before having the ability to redeem in whole or in part. A hold-back entitles the fund to retain up to 10% of a total redemption request, pending completion of the external audit for the financial year in which the redemption occurs. A gate is a suspension of redemptions which may be implemented by the investment manager of the fund to defer, in whole or in part, the redemption request in the event the aggregate amount of redemption requests exceeds a specified percentage of the fund’s net assets. At December 31, 2025, approximately 94% (December 31, 2024: 80%) of the total hedge fund investment can be redeemed within the next twelve months, while approximately 6% (December 31, 2024: 20%) of the total hedge fund investment could be subject to lock-ups or hold-backs and are not redeemable within twelve months. At December 31, 2025, approximately 1% (December 31, 2024: —%) of the hedge funds were subject to a gate. At December 31, 2025, we committed an additional $110 million to invest in hedge funds. These trades had an effective date of January 1, 2026.
In 2025 the Group invested in a private credit fund which is structured as a limited partnership and is managed by a third-party manager. The private credit fund strategy includes investing in portfolio debt securities related to certain private credit asset classes, including direct lending, specialty finance and credit opportunities.
At December 31, 2025 the Group had $108.1 million (December 31, 2024: $nil) of unfunded commitments as a limited partner in private credit funds. The Company generally has no right to redeem its interest in any of these private credit funds in advance of dissolution of the applicable limited partnerships. Instead, distributions are received by the Company in connection with the liquidation or maturity of the underlying private credit assets of the fund. It is estimated that the majority of the underlying assets of the limited partnerships will liquidate over 5 to 10 years from inception of the limited partnership.
f.Net investment income and net realized and unrealized investment gains
The components of net investment return are as follows:

	2025	2024	2023
Net interest and dividend income	$192.6	$195.8	$123.5
Investment expenses	(8.6)	(5.3)	(4.0)
Net investment income	184.0	190.5	119.5
Net realized and unrealized gains on other investments	12.9	0.7	5.8
Net realized gains/(losses) on fixed maturity securities, available-for-sale	4.6	(24.7)	(0.7)
Change in provision for expected credit losses	5.3	(4.6)	(0.2)
Net realized and unrealized investment gains/(losses)	22.8	(28.6)	4.9
Total realized and unrealized investments gains/(losses) and net investment income	$206.8	$161.9	$124.4

5.           Fair Value Measurements
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
Fixed maturity securities, available-for-sale
Fair values for all fixed maturity securities, available-for-sale, are independently provided by the investment administrator, investment custodians, and investment managers, each of which utilize internationally recognized independent pricing services.
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
•Agency securities consist of securities issued by U.S. and non-U.S. government sponsored agencies such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, government development banks and other agencies which are not mortgage pass-through. The fair values of these securities are determined using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads are observable market inputs, the fair values of these securities are classified as Level 2.
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
Other investments
Fair values for the Group’s investments in fixed income funds, hedge funds and private credit funds are based on their respective net asset values and are excluded from the fair value hierarchy table below.
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

The following tables present the financial instruments measured at fair value on a basis at December 31, 2025 and 2024:

	December 31, 2025
Assets	Level 1	Level 2	Level 3	Total
Fixed maturity securities
U.S. Treasuries	$484.2	$—	$—	$484.2
Agencies	—	6.9	—	6.9
Non-U.S. government	—	47.2	—	47.2
Corporate bonds	—	1,652.2	—	1,652.2
Residential mortgage-backed	—	249.9	—	249.9
Commercial mortgage-backed	—	1.0	—	1.0
Other asset-backed securities	—	199.0	—	199.0
Total fixed maturity securities	484.2	2,156.2	—	2,640.4
Short-term investments
Corporate bonds	—	1.0	—	1.0
U.S. Treasuries	109.9	—	—	109.9
Other asset-backed securities	—	0.4	—	0.4
Total short-term investments	109.9	1.4	—	111.3
Other assets
Investments pending settlement	4.8	—	—	4.8
Derivative assets	—	2.4	—	2.4
Total other assets	4.8	2.4	—	7.2
Total assets measured at fair value	$598.9	$2,160.0	$—	$2,758.9
Liabilities
Other liabilities
Derivative liabilities	$—	$(1.7)	$—	$(1.7)
Investments pending settlement	(6.6)	—	—	(6.6)
Total other liabilities	(6.6)	(1.7)	—	(8.3)
Total liabilities measured at fair value	$(6.6)	$(1.7)	$—	$(8.3)

	December 31, 2024
Assets	Level 1	Level 2	Level 3	Total
Fixed maturity securities
U.S. Treasuries	$746.6	$—	$—	$746.6
Agencies	—	11.5	—	11.5
Non-U.S. government	—	46.4	—	46.4
Corporate bonds	—	1,913.2	—	1,913.2
Residential mortgage-backed	—	279.1	—	279.1
Commercial mortgage-backed	—	0.4	—	0.4
Other asset-backed securities	—	414.4	—	414.4
Total fixed maturity securities	746.6	2,665.0	—	3,411.6
Short-term investments
Corporate bonds	—	1.1	—	1.1
U.S. Treasuries	220.7	—	—	220.7
Other asset-backed securities	—	0.3	—	0.3
Total short-term investments	220.7	1.4	—	222.1
Other assets
Investments pending settlement	0.5	—	—	0.5
Total other assets	0.5	—	—	0.5
Total assets measured at fair value	$967.8	$2,666.4	$—	$3,634.2
Liabilities
Other liabilities
Derivative liabilities	$—	$(0.5)	$—	$(0.5)
Investments pending settlement	(21.1)	—	—	(21.1)
Total other liabilities	(21.1)	(0.5)	—	(21.6)
Total liabilities measured at fair value	$(21.1)	$(0.5)	$—	$(21.6)
There were no transfers into or out of Level 1 and Level 2 during the year ended December 31, 2025 and December 31, 2024.

Fair value of financial instrument liabilities
The following table presents financial instruments for which the carrying value differs from the estimated fair values at December 31, 2025 and 2024. The fair values of the below financial instruments are based on observable inputs and are considered Level 2 measurements.

	December 31, 2025		December 31, 2024
	Fair Value	Carrying Value	Fair Value	Carrying Value
7.750% Subordinated notes due 2055	$431.0	$393.5	$—	$—
4.875% Senior notes due 2030	327.7	326.4	319.7	325.6
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	124.4	123.3	123.2	123.3
Preference securities	$—	$—	$57.2	$58.4

6.           Total Cash, Cash Equivalents, Restricted Cash and Restricted Investments
The Group has cash and investments in trust funds that support the insurance contracts written on certain lines of business and in segregated portfolios primarily to provide collateral for letters of credit. The following table provides a summary of cash and cash equivalents, restricted cash and restricted investments at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$873.0	$743.0
Restricted cash securing letter of credit facilities	21.5	51.6
Restricted cash securing insurance and reinsurance contracts	353.1	152.0
Total cash, cash equivalents and restricted cash	1,247.6	946.6
Restricted investments securing reinsurance contracts and letter of credit facilities	850.7	1,328.7
Total cash, cash equivalents, restricted cash and restricted investments	$2,098.3	$2,275.3

7.           Derivative Financial Instruments
The Group enters into derivative instruments such as futures and swaps primarily for fixed income portfolio interest rate and credit exposure management, and forward contracts for foreign currency exposure management. The Group’s derivative instruments are generally traded under International Swaps and Derivatives Association master agreements, which establish the terms of the transactions entered into with the Group’s derivative counterparties. In the event one party becomes insolvent or otherwise defaults on its obligations, a master agreement generally permits the non-defaulting party to accelerate and terminate all outstanding transactions and net the transactions’ marked-to-market values so that a single sum in a single currency will be owed by, or owed to, the non-defaulting party. Effectively, this contractual close-out netting reduces credit exposure from gross to net exposure.
The following tables identify the listing currency, fair value and notional amounts of derivative instruments included in the Consolidated Balance Sheets, categorized by primary underlying risk:

	December 31, 2025			December 31, 2024
	Derivative assets at fair value	Derivative liabilities at fair value	Notional amounts(1)	Derivative assets at fair value	Derivative liabilities at fair value	Notional amounts(1)
Credit default swaps	$2.4	$—	$2.2	$—	$—	$—
Forwards(2)	—	(1.7)	133.3	—	(0.5)	31.0
Total	$2.4	$(1.7)		$—	$(0.5)
__________________
(1)The absolute notional exposure represents the Group’s derivative activity, which is representative of the volume of derivatives held during the year.
(2)Contracts used to primarily manage foreign currency risks in underwriting.
The following table presents the Group’s net realized gains/(losses) and change in net unrealized gains/(losses) relating to derivative trading activities for the years ended December 31, 2025, 2024 and 2023. Net realized gains/(losses) and net unrealized gains/(losses) related to derivatives are included in net realized and unrealized investment gains/(losses) and net foreign exchange gains and losses in the Consolidated Statements of Income.

	2025		2024		2023
	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)	Net realized gains/(losses)	Change in net unrealized gains/(losses)
Credit default swaps	$—	$—	$—	$—	$—	$—
Forwards(1)	$(16.4)	$(1.3)	$(3.6)	$0.6	$3.8	$(7.3)
__________________
(1)Contracts used to primarily manage foreign currency risks in underwriting.
The Group obtains and provides collateral from and to counterparties for over-the-counter derivative financial instruments in accordance with bilateral credit facilities.
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
8.           Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Balance at the beginning of the year	$877.9	$786.6
Acquisition costs deferred	1,197.2	1,091.0
Amortization of deferred policy acquisition costs	(990.1)	(999.7)
Balance at the end of the year	$1,085.0	$877.9

9.           Reserves for Losses and Loss Adjustment Expenses
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
IBNR reserves are established by management based on actuarial estimates of ultimate losses and loss adjustment expenses. Inherent in the estimate of ultimate losses and loss adjustment expenses are expected trends in claim severity, frequency of large losses and catastrophes, and other factors which may vary significantly as claims are settled. Actuarial inputs include the Group’s own loss experience, historical insurance industry loss experience, estimates of pricing adequacy trends and management’s professional judgement. Due to the limited historical data available, reliance is placed upon industry data and a review of individual policies. Estimates are calculated at the lowest level line of business, separately for gross and ceded, and for attritional, large and catastrophic claims.
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
Benktander: Credible claims reserves
The Benktander method is similar to the Bornhuetter-Ferguson method but replaces the initial loss ratio used within the BF method with the loss estimate from the BF method. The credibility factor is increased as claims develop. It gives more weight to:
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
Salvage
Salvage is recorded based on estimated realizable value and is deducted from the reserves for losses and loss adjustment expenses. Certain salvage estimates have a high degree of estimation uncertainty. The estimated realizable values are determined using market data, if relevant and available, recent transaction values for similar assets for which there is observable data, and management’s assessment of factors such as asset condition and age, market liquidity, and the legal challenges associated with realizing value from certain assets. Actual amounts realized may differ materially from estimates due to changes in market conditions, asset-specific factors, and the resolution of legal or regulatory matters. The Group regularly reviews and updates its estimates as new information becomes available.
Unallocated claims adjustments expenses
The Group estimates reserves for unallocated claims adjustment expenses (“ULAE”) based on a percentage of loss reserves as determined by management. However, this may be overridden in exceptional circumstances where this approach is not deemed appropriate. There were no material changes made to the Group’s methodology for calculating reserves for unallocated claims adjustment expenses for the year ended December 31, 2025.
Governance
It is the responsibility of the actuarial function to apply the relevant actuarial methodologies and judgments to the calculation of loss reserves. The Group Actuary presents the recommendations of the actuarial review of the reserves to the Reserving Committee for review, challenge and recommendation, the results of which are included in the Group Actuary’s Reserving Report for approval by the Audit Committee.
The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the estimates the Group has made. Reserves are reviewed on a quarterly basis and estimates are adjusted to reflect emerging claims experience.
The following table presents a reconciliation of reserves for losses and loss adjustment expenses for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Reserves for losses and loss adjustment expenses, beginning of year	$3,134.3	$2,448.9	$2,045.2
Reinsurance recoverable on reserves for losses and loss adjustment expenses	(1,255.6)	(1,108.6)	(976.1)
Net reserves for losses and loss adjustment expenses, beginning of year	1,878.7	1,340.3	1,069.1
Net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	1,092.8	1,031.2	761.7
Prior years	(3.0)	124.6	(62.9)
Total incurred	1,089.8	1,155.8	698.8
Net losses and loss adjustment expenses paid in respect of losses occurring in:
Current year	(268.5)	(188.4)	(110.1)
Prior years	(1,314.2)	(406.8)	(329.4)
Total paid	(1,582.7)	(595.2)	(439.5)
Foreign exchange	25.7	(22.2)	11.9
Net reserves for losses and loss adjustment expenses, end of year	1,411.5	1,878.7	1,340.3
Reinsurance recoverable on reserves for losses and loss adjustment expenses	1,195.6	1,255.6	1,108.6
Reserves for losses and loss adjustment expenses, end of year	$2,607.1	$3,134.3	$2,448.9
As a result of the changes in estimates of insured events in prior years, the reserves for losses and loss adjustment expenses net of reinsurance recoveries decreased by $3.0 million for the year ended December 31, 2025 (2024: increased by $124.6 million, 2023: decreased by $62.9 million).
Net favorable development for the year ended December 31, 2025, resulted from better than expected loss development in the Reinsurance segment, partially offset by net adverse development in the Insurance segment.

The adverse development in the Insurance segment of $77.6 million was driven primarily by an increase in reserves in our Aviation & Aerospace line of business related to the Ukraine Conflict. This increase includes the impact of the settlement of certain aviation litigation related claims during the year, as well as the judgment handed down by the English High Court in June 2025. The increase in loss reserves in Aviation & Aerospace was partially offset by better than expected loss emergence in our Property and Other Insurance lines of business. The favorable development in the Reinsurance segment of $80.6 million was driven by positive development on catastrophe losses and benign prior year attritional experience.
Net adverse development for the year ended December 31, 2024 resulted from net adverse development in the Insurance segment, partially offset by better than expected loss development in the Reinsurance segment. The adverse development in the Insurance segment of $184.6 million was driven primarily by an increase in our Aviation and Aerospace line of business related to the Ukraine Conflict, partially offset by better than expected loss emergence in our Property, Other Insurance and Marine lines of business. This increase related to settlements entered into by the Group in relation to the related litigation as well as an increase in order to reflect developments and information received. The favorable development in the Reinsurance segment of $60.0 million was driven by benign prior year attritional experience and positive development on catastrophe losses.
Net favorable development for the year ended December 31, 2023 resulted from better than expected loss development in the Reinsurance segment related primarily to loss reductions from Hurricane Ian as well as favorable attritional experience driven by benign claim experience on prior year accidents.
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
The reporting of cumulative claims frequency has been deemed to be impracticable as the information necessary to provide meaningful cumulative claims frequency is not available to the Group. Within the Reinsurance segment, the underlying claim count data is not provided for most reinsurance contracts written on a quota share basis, and for certain excess of loss contracts. With respect to the Insurance segment, certain managing general agents (“MGAs”) and brokers report loss data on an aggregate basis. In determining our reserves for losses and loss adjustment expenses, the Group does not generally use claims frequency information as an input to the actuarial methods described in Note 2, Significant Accounting Policies.

Incurred losses and loss adjustment expenses – net of reinsurance
Insurance

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total of IBNR plus expected development on reported losses
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2016	$19.2	$11.2	$9.4	$8.4	$7.0	$4.3	$3.8	$4.0	$3.7	$3.7	$0.1
2017		24.5	16.9	12.7	11.6	11.2	9.9	9.4	9.6	10.3	1.0
2018			45.0	37.7	31.6	30.0	28.1	20.9	18.7	20.2	(9.7)
2019				68.8	50.3	57.7	61.7	73.1	68.0	68.4	1.6
2020					161.8	121.9	130.8	127.5	130.1	122.3	(61.1)
2021						310.3	260.9	279.6	262.0	266.2	(2.0)
2022							678.4	660.5	1,027.8	1,358.1	(69.6)
2023								674.6	504.5	505.0	32.1
2024									907.5	655.3	139.9
2025										921.8	547.8
Total										$3,931.3	$580.1

Cumulative paid losses and loss adjustment expenses - net of reinsurance
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2016	$—	$2.9	$3.8	$4.0	$4.1	$3.7	$3.6	$3.6	$3.6	$3.6
2017		—	2.4	4.2	6.1	7.9	7.6	7.4	7.5	7.8
2018			0.5	5.8	13.0	21.5	20.9	24.6	26.6	27.6
2019				7.1	23.2	24.3	36.6	49.2	59.0	60.2
2020					26.6	212.3	216.2	168.0	164.7	173.9
2021						44.6	123.5	188.1	213.7	241.0
2022							61.9	218.8	412.7	1,376.8
2023								89.5	260.2	380.7
2024									158.5	306.3
2025										209.5

Total										2,787.4
Reserve FX										3.3
ULAE										20.8
Liabilities for losses and loss adjustment expenses, net of reinsurance										$1,168.0

Reinsurance

Incurred losses and loss adjustment expenses – net of reinsurance
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total of IBNR plus expected development on reported losses
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2016	$74.1	$61.3	$54.0	$48.7	$45.0	$41.1	$40.9	$33.0	$33.1	$33.2	$0.1
2017		87.1	58.7	51.6	55.6	53.0	55.4	50.8	47.4	45.4	3.9
2018			81.8	90.8	92.6	91.2	84.3	68.6	64.9	63.6	(1.0)
2019				46.4	47.4	47.1	48.5	39.9	38.1	37.3	1.6
2020					193.0	226.7	245.3	241.6	245.8	237.9	8.8
2021						369.7	401.5	399.0	383.1	366.4	15.1
2022							176.4	150.4	147.8	149.6	24.1
2023								89.7	52.0	52.0	3.9
2024									121.7	67.9	13.9
2025										175.3	80.6
Total										$1,228.6	$151.0

Cumulative paid losses and loss adjustment expenses - net of reinsurance
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
	<-------------------------------------------------------------------- Unaudited ------------------------------------------------------------->
2016	$2.1	$12.0	$20.2	$21.6	$21.8	$22.5	$22.7	$22.9	$33.0	$33.0
2017		26.5	45.0	47.0	52.3	52.7	34.8	38.0	38.5	39.6
2018			23.8	18.9	42.7	55.2	68.3	63.9	63.0	63.4
2019				3.0	35.8	37.4	36.3	34.8	34.5	35.3
2020					56.5	140.2	172.8	195.1	200.4	223.6
2021						164.7	305.9	370.7	353.1	349.3
2022							21.9	79.9	94.0	98.6
2023								22.6	36.5	41.5
2024									32.1	43.6
2025										59.0

										986.9
Reserve FX										(3.1)
ULAE										4.9
Liabilities for losses and loss adjustment expenses, net of reinsurance										$243.5
b.Reconciliation of loss development information to the reserves for losses and loss adjustment expenses
The table below reconciles the loss development information to the Group’s reserves for losses and loss adjustment expenses at December 31, 2025 and 2024:

	2025	2024
Reserves for losses and loss adjustment expenses, net of reinsurance
Insurance	$1,147.2	$1,611.8
Reinsurance	238.6	237.6
Total reserves for losses and loss adjustment expenses, net of reinsurance	1,385.8	1,849.4
Reinsurance recoverable on reserves for losses and loss adjustment expenses
Insurance	939.2	879.5
Reinsurance	256.4	376.1
Total reinsurance recoverable on reserves for losses and loss adjustment expenses	1,195.6	1,255.6
Unallocated loss adjustment expenses	25.7	29.3
Total gross reserves for losses and loss adjustment expenses	$2,607.1	$3,134.3
c.Historical loss duration
The Group was incorporated on August 22, 2014 and commenced underwriting in 2015. As a result, the Group has limited historical data and is unable to present a full cycle of loss payments beyond year seven for the Insurance and Reinsurance segments as movements beyond this time horizon are not meaningful and may be misleading to the users of the financial statements.

The following table presents the Group’s historical average annual percentage payout of losses and loss adjustment expenses incurred, net of reinsurance by age at December 31, 2025:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
	<------------------------------------------------------------- Unaudited -------------------------------------------------------------->
Insurance	15%	25%	17%	52%	8%	10%	3%
Reinsurance	34%	35%	15%	3%	2%	—%	2%
The unaudited supplementary information above is a weighted average derived from the incurred losses and loss adjustment expenses - net of reinsurance triangles and cumulative paid losses and loss adjustment expenses - net of reinsurance triangles.
10.          Reinsurance and Retrocessional Reinsurance
The Group uses reinsurance and retrocessional reinsurance to manage its net retention on individual risks as well as overall exposure to losses while providing it with the ability to offer policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. In a retrocessional reinsurance transaction, a reinsurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Group from its primary liability for the full amount of the policies, and the Group will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance or retrocessional agreement.
The following tables provide a breakdown of the Group’s written and earned premiums and losses and loss adjustment expenses from direct business, reinsurance assumed, and reinsurance ceded for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Written premiums
Direct	$2,937.6	$2,928.1	$2,489.2
Assumed	1,780.0	1,475.0	1,089.8
Gross premiums written	4,717.6	4,403.1	3,579.0
Ceded	(1,709.0)	(2,008.5)	(1,442.4)
Net premiums written	$3,008.6	$2,394.6	$2,136.6

	2025	2024	2023
Premiums earned
Direct	$2,528.4	$2,633.2	$1,992.8
Assumed	1,455.1	1,272.5	1,044.5
Gross premiums earned	3,983.5	3,905.7	3,037.3
Ceded	(1,689.8)	(1,647.6)	(1,204.7)
Net premiums earned	$2,293.7	$2,258.1	$1,832.6

	2025	2024	2023
Losses and loss adjustment expense
Direct	$1,489.2	$1,465.6	$870.2
Assumed	767.0	320.9	343.9
Losses and loss adjustment expense incurred	2,256.2	1,786.5	1,214.1
Ceded	(1,166.4)	(630.7)	(515.3)
Losses and loss adjustment expense incurred, net	$1,089.8	$1,155.8	$698.8
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
The Group evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. At December 31, 2025, the reinsurance balance recoverable on reserves for losses and loss adjustment expenses was $1,195.6 million (December 31, 2024: $1,255.6 million) and the reinsurance balance recoverable on paid losses was $438.7 million (December 31, 2024: $278.4 million). In evaluating the allowance for expected credit losses, the Group assesses the probability of default and loss given default for each reinsurer. This uses counterparty ratings from a major rating agency and an assessment of the current market conditions for the likelihood of default. Although the Group has not experienced any credit losses to date, an inability of its reinsurers or retrocessionaires to meet their obligations to it over the relevant exposure periods for any reason could have a material adverse effect on its financial condition and results of operations. Of the Group’s reinsurance balances recoverable on paid losses and on reserves for losses and loss adjustment expenses at December 31, 2025, 87.1% is recoverable from reinsurers rated A- or higher by major rating agencies, 7.7% is collateralized by our reinsurers, and 5.2% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2024: 89.4%, 8.8% and 1.8%, respectively).
The allowance for expected credit losses of the Group's reinsurance recoverables on paid losses and on reserves for losses and loss adjustment expenses was $0.3 million and $0.9 million at December 31, 2025, respectively (December 31, 2024: $0.2 million and $0.8 million).
The following table provides a roll forward of the allowance for expected credit losses of the Group’s reinsurance balances recoverable on paid losses and reserves for losses and loss adjustment expenses:

	December 31, 2025	December 31, 2024
Balance at the beginning of the year	$1.0	$1.3
Change for provision of expected credit losses	0.2	(0.3)
Balance at the end of the year	$1.2	$1.0
The Group is also exposed to credit risk with respect to its premiums and other receivables. The following table provides a roll forward of the allowance for expected credit losses of the Group’s premiums and other receivables:

	December 31, 2025	December 31, 2024
Balance at the beginning of the year	$11.8	$17.3
Change for provision of expected credit losses	4.0	(5.5)
Balance at the end of the year	$15.8	$11.8
Intercompany Retrocessional Reinsurance Arrangements
The Group has entered into various internal quota share and excess of loss retrocession agreements through which FUL and FIID cedes some of its business to FIBL each year.
11.          Long Term Debt and Preference Securities
Long-term debt
On June 13, 2025, the Group issued $400.0 million of its 7.750% Fixed-Rate Reset Subordinated Notes due June 15, 2055 (collectively, the “Subordinated Notes”), with interest payable on June 15 and December 15 of each year, which commenced on December 15, 2025. From the issue date to, but excluding, June 15, 2035, the Subordinated Notes will bear interest at a fixed rate of 7.750% per annum. From and including June 15, 2035, and every five years on June 15 thereafter, the interest rate will reset to the then-current five-year U.S. Treasury rate plus 4.280%, as determined on the applicable reset date. The Subordinated Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Subordinated Notes. However, the Subordinated Notes may not be redeemed if enhanced capital requirements, as established by the Bermuda Monetary Authority (“BMA”), would be breached immediately before or after giving effect to the redemption of such notes, unless the Group replaces the capital represented by the Subordinated Notes to be redeemed or repaid with capital having equal or better capital treatment as the notes under applicable BMA rules. Notwithstanding the foregoing, the Subordinated Notes may not be redeemed prior to June 15, 2030 unless the BMA does not object to such redemption, having been provided notice of the redemption, and the conditions in the foregoing sentence are satisfied. The Subordinated Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On October 16, 2020, the Group issued $105.0 million, and on October 20, 2020, the Group issued a further $20.0 million of its 6.625% Fixed-Rate Reset Junior Subordinated Notes due April 1, 2041 (collectively, the “Junior Notes”) with interest payable on April 1 and October 1 of each year, commencing on April 1, 2021. The interest rate is reset on April 1, 2026 at the U.S. five-year treasury rate on the reset interest determination date plus 6.323%, and every five years on April 1 thereafter. The Junior Notes are redeemable at par value for six months after each interest rate reset date. The Junior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
On June 18, 2020, the Group issued $300.0 million and on July 2, 2020 the Group issued a further $30.0 million of its 4.875% Senior Notes due June 30, 2030 (collectively, the “Senior Notes”), with interest payable on June 30 and December 30 of each year, commencing on December 30, 2020. The Senior Notes are redeemable at the applicable redemption price, subject to the terms described in the indenture for the Senior Notes. However, the Senior Notes may not be redeemed at any time prior to their maturity if enhanced capital requirements, as established by the BMA, would be breached immediately before or after giving effect to the redemption of such notes, unless, the Group replaces the capital represented by the Senior Notes to be redeemed with capital having equal or better capital treatment as the notes under applicable BMA rules. The Senior Notes contain covenants, including limitations on liens on the stock of certain designated subsidiaries, limitations on consolidations, mergers, amalgamations and sales of substantially all assets and certain reporting obligations.
The following table sets forth the principal amount of the debt issued as well as the unamortized discount and debt issuance costs at December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Principal	Unamortized discount and debt issuance costs	Principal	Unamortized discount and debt issuance costs
7.750% Fixed Rate Reset Subordinated notes due 2055	$400.0	$(6.5)	$—	$—
4.875% Senior notes due 2030	330.0	(3.6)	330.0	(4.4)
6.625% Fixed Rate Reset Junior Subordinated notes due 2041	125.0	(1.7)	125.0	(1.7)
Total	$855.0	$(11.8)	$455.0	$(6.1)
Preference securities
In 2015, the Group issued shares of cumulative 9% preference securities with a redemption price equal to $10,000 per share, plus all declared and unpaid dividends (the “Preference Securities”). The Preference Securities were subject to mandatory redemption on June 15, 2050. The Preference Securities were subject to redemption at the option of the Group as follows: (i) if the redemption occurred prior to December 15, 2025, at an amount equal to the present value (calculated using the Treasury Rate for the remaining term to December 15, 2025, plus 0.5%) of the redemption price plus the remaining scheduled dividend payments up to December 15, 2025; or (ii) if the redemption occurred after December 15, 2025, at an amount equal to the redemption price plus all accrued and unpaid dividends, if any, through the date of redemption. On June 13, 2025, the Group redeemed its Preference Securities at their liquidation preference of $58.4 million plus a make-whole payment of $1.2 million, which is included in corporate and other expenses in the Consolidated Statements of Income. At December 31, 2025, there were no Preference Securities outstanding.
Holders of Preference Securities were entitled to receive quarterly dividend payments in the amount per share equal to 9% of the $10,000 liquidation preference per annum.
During the year, the Group paid quarterly preference dividends of $2.6 million (2024: $5.3 million, 2023: $5.2 million) to holders of the Group’s Preference Securities. The preference dividends are recorded as a component of financing costs on the Consolidated Statements of Income.

	December 31, 2025	December 31, 2024
Preference securities, par value $0.01 per share
Authorized	—	1,000,000
Issued and outstanding:
9% cumulative preference shares	—	5,835

12.          Commitments and Contingencies
a.Letter of credit facilities
At December 31, 2025 and 2024, the Group had the following letter of credit facilities:

	December 31, 2025			December 31, 2024
Bank	Commitment	In Use	Date of Expiry	Commitment	In Use	Date of Expiry
Lloyds Bank plc(1)(2)
Unsecured	$20.0	$8.8	September 21, 2028	$25.0	$19.9	September 21, 2025
Secured	115.0	52.0	September 21, 2028	100.0	58.1	September 21, 2025
Total Lloyds Bank Plc	135.0	60.8		125.0	78.0
Citibank N.A. London branch(1)(2)
Secured	70.0	28.4	December 31, 2026	70.0	42.9	December 31, 2025
Total Citibank N.A. London branch	70.0	28.4		70.0	42.9
Barclays Bank plc(1)(2)
Unsecured	20.0	11.8	September 13, 2028	60.0	52.2	September 13, 2025
Secured	115.0	32.0	September 13, 2028	80.0	31.0	September 13, 2025
Total Barclays Bank plc	135.0	43.8		140.0	83.2
Bank of Montreal(1)(2)
Unsecured	40.0	8.3	September 18, 2026	40.0	30.7	September 18, 2025
Secured	100.0	37.7	September 18, 2026	100.0	41.2	September 18, 2025
Total Bank of Montreal	140.0	46.0		140.0	71.9
Total letters of credit facilities	$480.0	$179.0		$475.0	$276.0
__________________
(1)Letters of credit can be issued under the secured letter of credit facilities for the purposes of supporting insurance and reinsurance obligations.
(2)The Facility agreements allow for additional capacity in the form of accordions and uncommitted amounts. The maximum additional capacity from the lenders as of December 31, 2025 was: Lloyds Bank plc $65.0 million; Citibank N.A. London Branch $200.0 million; Barclays Bank plc $65.0 million; and Bank of Montreal $60.0 million.
The following table shows the value of the collateral underlying the secured letter of credit facilities:

Bank	December 31, 2025	December 31, 2024
Lloyds Bank plc	$57.2	$68.5
Citibank N.A. London branch	32.7	46.9
Barclays Bank plc	35.3	54.5
Bank of Montreal	51.9	46.2
Total	$177.1	$216.1
The Group's letter of credit facilities are generally bilateral agreements with one to three year terms. The letters of credit issued under the secured letter of credit facilities are fully collateralized. Each of the above facilities are subject to various affirmative, negative and financial covenants that the Group considers to be customary for such borrowings including certain minimum net worth and maximum debt to capitalization standards.
b.Legal proceedings
Similar to the rest of the insurance and reinsurance industry, the Group is from time to time subject to litigation, arbitration and other dispute resolution proceedings in the ordinary course of its business. Such matters generally arise from questions of insurance or reinsurance coverage, including coverage disputes arising from notable natural catastrophes and man-made loss events, the interpretation or application of policy or contract terms, claims handling activities or the enforcement of the Group’s rights and obligations under insurance or reinsurance agreements, and may involve efforts to collect amounts due to the Group or to defend against claims asserted by policyholders, cedants, reinsurers or other counterparties. The Group may also be involved in the investigation, conduct and defense of other potential litigation, disputes and regulatory or governmental inquiries, including matters relating to underwriting or administrative errors or omissions, employment-related claims or other operational or commercial disputes, from time to time in the ordinary course of business. Pursuant to the Group’s insurance and reinsurance arrangements, a number of these disputes are resolved by arbitration or other forms of alternative dispute resolution, or through negotiated resolution, and the Group considers the status of such matters in establishing its reserves for losses and loss adjustment expenses, as appropriate. The

Group is not a party to any litigation or governmental or other proceeding that it believes will have a material impact on the Group’s financial position, results of operations or liquidity.
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
The Group has policies and standards in place to manage and monitor the credit risk of intermediaries with a focus on day-to-day monitoring of the largest positions. Note 10 (Reinsurance and Retrocessional Reinsurance) describes the credit risk related to the Group’s reinsurance recoverables.
The following table sets forth the Group’s premiums written by broker that individually contributed more than 10% of total gross premiums written for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Aon plc	19%	13%	13%
Marsh & McLennan Companies Inc	16%	20%	18%
No other broker or other (re)insurance intermediary individually accounted for more than 10% of GPW in respect of the fiscal years 2025, 2024 and 2023.
d. Lease commitments
The Group’s leases primarily consist of operating leases for its offices in the U.K., Bermuda and Republic of Ireland. During 2024, the Group entered into a new lease in the Republic of Ireland. During 2023, the Group entered into new leases in the U.K. and Bermuda.
Total expected lease payments are based on the lease payments specified in the contract and the stated term, including any options to extend or terminate that are reasonably certain to be exercised.
The Group’s operating leases have remaining lease terms of up to 8.2 years, some of which include options to extend the lease term. The Group considers these options when determining the lease term and measuring its lease liability and right-of-use asset. In addition, the Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Short-term operating leases with an initial term of twelve months or less were excluded from the Group’s Consolidated Balance Sheet and represent an inconsequential amount of operating lease expense. These were entered into for the use of various office fixtures such as photocopiers and other IT equipment.
As most leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
During the year ended December 31, 2025, the Group recognized operating lease expense of $2.1 million (2024: $2.0 million, 2023: $1.5 million). The cash outflows resulting from the operating leases amounted to $2.6 million (2024: $1.0 million, 2023: $0.9 million).
The following table presents the Group’s operating lease right-of-use assets and lease liabilities:

	December 31, 2025	December 31, 2024
Operating lease right-of-use assets (1)	$9.8	$11.1
Operating lease liabilities (2)	$12.4	$13.0

Weighted-average remaining lease term (years)	6.4	7.2
Weight-average discount rate	10.8%	10.8%
__________________
(1)Operating lease right-of-use assets are included in other assets
(2)Operating lease liabilities are included in other liabilities

Future minimum lease commitments at December 31, 2025 under these leases are expected to be as follows:

Future Payments
2026	$3.0
2027	2.9
2028	2.6
2029	2.3
2030	2.3
2031 and thereafter	3.7
Total future annual minimum lease payments	16.8
Less: present value discount	(4.4)
Total lease liability at December 31, 2025	$12.4
13.          Related Party Transactions
On January 3, 2023, TFP acquired 9.9% of the common shares of the Group. Certain directors, executive officers and management of TFP also own common shares of the Group.
On December 20, 2022, the Group and The Fidelis Partnership entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of the Group, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by the Group to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place. An election to roll the 10-year term of the Framework Agreement was delivered on October 1, 2025.
Substantially all of the underwriting activities of FIBL, FUL and FIID have been outsourced to the corresponding operating subsidiaries of TFP on a jurisdictional basis. TFP manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with the Group. Other services provided by TFP to the Group include sourcing and administering the outwards reinsurance program, and support with business planning, capital management, insurance contract accounting and information technology. The Framework Agreement provides for the payment of the following fees with effect from January 1, 2023:
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
For insurance contracts sourced by The Fidelis Partnership’s Managing General Agent incubator platform, Pine Walk, the fees and commissions follow separately negotiated arrangements and will not attract additional commissions under the terms of the Framework Agreement other than the portfolio management fee of 3.0%.
The following table summarizes The Fidelis Partnership commissions earned, which are included in policy acquisition expenses in the Consolidated Statements of Income:

	2025	2024	2023
Ceding commission expense	$325.0	$311.1	$166.2
Profit commission expense	3.8	—	59.1
Total commissions	$328.8	$311.1	$225.3
Amounts receivable from TFP at December 31, 2025 of $174.8 million (December 31, 2024: $208.9 million) primarily consist of amounts collected by TFP on behalf of the Group that were not remitted prior to the end of the period. Amounts payable to TFP at December 31, 2025 of $457.7 million (December 31, 2024: $385.8 million) primarily consist of amounts payable to TFP for ceding and profit commissions, and claims paid by TFP on the Group’s behalf.
The Framework Agreement also provides that, in respect of commissions and profit commissions on ceded quota share business the Group shall retain 1.0% of reinsurance premiums ceded and the remainder is to be paid to TFP. Commissions on ceded business for the year ended December 31, 2025 of $115.9 million (2024: $104.8 million, 2023: $54.4 million) were paid to TFP. For the year ended December 31, 2025 profit commissions of $27.5 million (2024: $68.6 million, 2023: $31.6 million) were paid to TFP.
Insurance contracts sourced by Pine Walk contain profit commissions based on the results of each individual contract. The expense for the year ended December 31, 2025 was $53.4 million (2024: $51.6 million, 2023: $15.9 million) and was included within policy acquisition expenses.
TFP provides the Group with certain support services on a cost-plus basis, such as support with business planning, insurance contract accounting and information technology. Included within general and administrative expenses for the year ended December 31, 2025 are charges of $4.5 million (2024: $6.5 million, 2023: $5.6 million) from TFP for such services.
14.          Statutory Requirements and Dividend Restrictions
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
The statutory capital and surplus and minimum required statutory capital and surplus for the Group’s regulatory jurisdictions is as follows:

	December 31, 2025			December 31, 2024
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)	Bermuda(1)	United Kingdom(2)	Republic of Ireland(2)
Required statutory capital and surplus	$1,095.0	$535.0	$95.0	$910.0	$540.0	$100.0
Actual statutory capital and surplus	$2,220.0	$1,055.0	$165.0	$1,830.0	$950.0	$175.0
__________________
(1)Required statutory capital and surplus represents the Enhanced Capital Requirement (“ECR”).
(2)Required statutory capital and surplus represents the Solvency UK/Solvency II Solvency Capital Requirement (“SCR”).
Statutory net income/(loss) of the Group’s regulated insurance operations are detailed below:

	2025	2024	2023
Bermuda	$158.3	$67.3	$345.2
United Kingdom	$162.9	115.0	68.1
Republic of Ireland	$(8.4)	$(3.8)	$19.3
Significant differences between the statutory financial statements and statements prepared in accordance with U.S. GAAP are: (i) the statutory financial statements of FIBL include a liability for a letter of credit in favor of FUL, and (ii) at December 31, 2023, the BMA required the exclusion of the net deferred tax asset of $90.0 million in connection with the implementation of the Bermuda corporate income tax (Note 18, Income Taxes)) from FIBL’s statutory financial statements. The BMA revised the requirements so that the net deferred tax asset is admitted in the statutory financial statements at December 31, 2024.
There were no prescribed or permitted regulatory accounting practices for any of the Group’s insurance or reinsurance entities that resulted in reported statutory surplus that differed from that which would have been reported under the prescribed practices of the respective regulatory authorities.
Bermuda operations
The BMA acts as group supervisor and has designated FIBL as the ‘designated insurer’ of the Group. In accordance with the Group supervision and insurance group solvency rules, the Group is required to prepare and submit audited Group U.S. GAAP financial statements, a Group statutory financial return (“SFR”), a Group capital and solvency return (“CSR”) and a Group Quarterly Financial Return (“QFR”). FIBL is also required to prepare and submit to the BMA its own annual audited U.S. GAAP financial statements, SFR and CSR.
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
Under the Insurance Act, FIBL is restricted from payment of dividends for amounts greater than 25% of the prior year’s statutory capital and surplus without seeking prior approval from the BMA by submitting an affidavit stating that the proposed reduction of capital will not cause the insurer to fail to meet its relevant solvency and liquidity margins. At December 31, 2025 the maximum dividend FIBL can pay without approval from the BMA, having met minimum levels of statutory capital and surplus requirements, was approximately $439.2 million (December 31, 2024: $441.0 million).
United Kingdom operations
FUL is authorized by the PRA and regulated by the FCA and the PRA and is subject to the Solvency UK regime. The Solvency UK regime has established capital requirements, risk management and disclosure standards. FUL is required to meet a SCR that is calibrated to ensure a 99.5% confidence level in its ability to meet obligations over a twelve-month period. FUL calculates its SCR in accordance with the standard formula prescribed in the Solvency UK regulations as the assumptions underlying this formula are appropriate for FUL’s risk profile.
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
15.          Earnings Per Share

	2025	2024	2023
Earnings per common share
Net income available to common shareholders	$225.5	$113.3	$2,132.5
Weighted average common shares outstanding	106,158,800	115,218,380	114,313,971
Earnings per common share	$2.12	$0.98	$18.65

Earnings per diluted common share
Net income available to common shareholders	$225.5	$113.3	$2,132.5
Weighted average common shares outstanding	106,158,800	115,218,380	114,313,971
Share-based compensation plans	582,248	408,801	10,712
Weighted average diluted common shares outstanding	106,741,048	115,627,181	114,324,683
Earnings per diluted common share	$2.11	$0.98	$18.65
16.          Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized, issued and outstanding:

	December 31, 2025	December 31, 2024
Common shares, par value $0.01 per share
Authorized	600,000,000	600,000,000

Issued and outstanding
Common shares	96,651,534	111,730,209
Common shares
Cash dividends of $0.50 per share were declared and paid in the year ended December 31, 2025 (2024: $0.40), resulting in an aggregate dividend of $53.2 million (2024: $46.3 million).

Common share repurchases
On August 6, 2025, the Group’s Board of Directors approved a renewal to the existing share repurchase program (the “Program”), bringing the total current authorization to $200.0 million. Pursuant to the Program, FIHL may repurchase shares through open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.
The following table summarizes common shares repurchased for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Common shares repurchased	15,184,976	6,570,003	—
Cost of shares repurchased, inclusive of commissions	$261.4	$105.5	$—
Weighted average price per share, inclusive of commissions	$17.22	$16.06	$—
Included in common shares repurchased in the year ended December 31, 2025 were 7,185,178 common shares repurchased from CVC Falcon Holdings Limited (“CVC”), a longstanding shareholder, for $125.0 million in privately negotiated transactions.
Included in common shares repurchased in the year ended December 31, 2025, were 1,487,359 (2024: 577,383, 2023: $nil) common shares repurchased from TFP for $25.6 million (2024: $9.3 million, 2023: $nil). These transactions were effected at a price equal to the average price paid by the Group on such day for share repurchases from all other shareholders. The repurchase mechanism follows a prescribed format designed to keep TFP’s ownership of FIHL to below 9.8752%. Common shares repurchased by the Group are retired. Common shares repurchased by the Group prior to June 30, 2025 that were held as treasury shares have been retired. The unutilized amount of the share repurchase authorization at December 31, 2025 was $49.4 million.
17.          Share Compensation and Employee Benefit Plans
Share Compensation
At December 31, 2025, the Group’s share-based awards consisted of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) with and without market conditions.
2023 Plan
On May 15, 2023, shareholders approved the establishment of the 2023 Share Incentive Plan (the “2023 Plan”). The 2023 Plan authorizes the issuance of options, restricted shares, restricted share units, share appreciation rights or other share-based awards to the Group’s employees and directors. The total number of shares available under the 2023 Plan is 4,913,119. At December 31, 2025, 2,437,367 remain available for grant pursuant to the 2023 Plan.
For the year ended December 31, 2025, the 2023 Plan share compensation expense of $7.9 million (2024: $7.8 million, 2023: $6.5 million) was recorded in general and administrative expenses. The related income tax benefit for the year ended December 31, 2025 was $3.0 million (2024: $1.5 million, 2023: $0.3 million). At December 31, 2025, there was an unamortized balance of $12.5 million (December 31, 2024: $9.8 million) for the 2023 Plan, which will be recognized over the remaining service period. The fair value of awards that vested during the year ended December 31, 2025 was $2.1 million (2024: $6.4 million, 2023: $nil).
Summary of Share Compensation Activity
a.Restricted share units

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2024	555,230	$14.18
Granted	598,051	15.58
Vested	(96,249)	14.33
Forfeited	(66,201)	14.87
Outstanding at December 31, 2025	990,831	$14.96
The RSUs generally cliff vest after 3 years, except for RSUs to certain directors that cliff vest after 1 year. During the year ended December 31, 2025, we also granted awards to certain employees that vest in accordance with a three-year graded vesting schedule: 25% on the first anniversary of the grant date, 25% vest on the second anniversary of the grant date, and 50% vest on the third anniversary of the grant date. RSUs awarded are subject to continued provision of services through the applicable vesting date and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service and transferability. The outstanding RSUs are expected to be amortized over a weighted average period of 1.8 years.
b.Performance share units without market conditions

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2024	472,211	$13.53
Granted	161,475	15.36
Vested	(20,571)	12.93
Forfeited	(43,665)	14.49
Outstanding at December 31, 2025	569,450	$14.00
Fidelis grants PSUs without market conditions to employees that cliff vest after 3 years, subject to the achievement of established performance criteria and continued service during the applicable performance period. Final payouts depend on the level of achievement and can vary between 0% and 200%. The outstanding PSUs are expected to be amortized over a weighted average period of 1.8 years.
c.Performance share units with market conditions

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2024	188,096	$14.22
Granted	216,636	14.93
Vested	—	—
Forfeited	(35,432)	14.08
Outstanding at December 31, 2025	369,300	$14.17
Fidelis grants PSUs with market conditions that cliff vest after 3 years, subject to the achievement of a target of FIHL’s share price relative to book value per diluted share at the end of the performance period. Final payouts depend on the level of achievement and can vary between 0% and 200%. The outstanding PSUs are expected to be amortized over a weighted average period of 1.7 years.
The grant date fair value of the performance awards is measured using a Monte Carlo simulation model, which incorporated assumptions of the estimated volatility of 35.0% (December 31, 2024: 35.9%) and the risk-free rate of 4.2% (December 31, 2024: 4.4%). Expected volatility was calculated using historic volatility of FIHL’s share price and peer volatility.
Employee Benefit Plans
The Group has entered into an agreement with all employees for defined contribution pension plans, based upon a percentage of eligible compensation. The Group contributed $1.8 million to its defined contribution plans for the year ended December 31, 2025 (2024: $1.6 million, 2023: $1.2 million).
Legacy Share-Based Compensation Plans
Prior to the occurrence of the Separation Transactions (Note 19 (Separation Transactions)), the Group issued RSUs pursuant to plans approved by the Board of Directors in 2016 and 2018. For the year ended December 31, 2023, total compensation expense of $21.0 million, relating to the legacy plans was included in net gain on distribution of The Fidelis Partnership in the Consolidated Statements of Income. At December 31, 2025 and 2024, there was no unamortized balance relating to the legacy plans.
18.          Income Taxes
As discussed in Note 2 (Significant Accounting Policies), the Group has applied ASU 2023-09 “Improvements to Income Tax Disclosures” retrospectively by providing the required disclosures for all periods presented within this Note.
Income before income taxes is split between the Group’s operating jurisdictions based on the jurisdiction of tax residence:

	2025	2024	2023
United Kingdom	$134.1	$76.1	$1,687.4
Bermuda	152.6	67.0	341.2
Republic of Ireland	(11.1)	(6.7)	18.6
Total	$275.6	$136.4	$2,047.2

United Kingdom
FIHL, FUL and FSL are tax resident in the U.K. and are subject to relevant taxes in the U.K. The U.K. rate of corporate income tax increased from 19% to 25% from April 1, 2023.
As FIHL is a UK tax resident company, the U.K. tax authority may assess a Pillar Two top-up tax to be collected from our UK entities through an Income Inclusion Rule to the extent that our non-U.K. operations do not incur a sufficient level of income tax under a framework established by the Organisation for Economic Co-operation and Development (“OECD”).
The 2023 and 2024 tax years are open to examination in the U.K.
Bermuda
On December 27, 2023, the Government of Bermuda passed legislation enacting the Corporate Income Tax Act 2023, which applies a 15% corporate income tax to Bermuda businesses that are part of a multinational enterprise group with annual revenue of €750 million or more, effective on or after January 1, 2025. Consequently, profits in FIBL are subject to tax at a statutory corporate income tax rate of 15% in 2025 (2024: 0%, 2023: 0%).
In January 2025, the OECD published administrative guidance in respect of measures proposed and implemented by certain jurisdictions because of Pillar Two. This guidance states that the deferred tax expense resulting from the reversal of a deferred tax asset recognized in respect of the Bermuda Economic Transition Adjustment (“ETA”) will not be considered to be a covered tax for the purposes of the Pillar Two top-up tax calculation. The guidance provides a two-year grace period (2025 and 2026) during which such deferred tax expense (up to 20% of the total) will be considered to be a covered tax.
An amendment to Bermuda legislation eliminated reductions to the tax basis recognized as part of the Economic Transition Adjustment in 2023. This was enacted in Bermuda on December 11, 2025 in the Corporate Income Tax Amendment (No.2) Act and resulted in a deferred tax benefit of $23.5 million in the year ended December 31, 2025. The Bermuda government amendment was a response to 2025 OECD guidance.
A U.K. Pillar Two top-up tax expense of $21.4 million has been recognized in the year ended December 31, 2025 in connection with the December 11, 2025 Bermuda amendment. This expense arose because, as of December 31, 2025, the U.K. government had not enacted corresponding legislation. On December 4, 2025, the U.K. published draft Finance Bill (No.2) 2025 that would align U.K. tax law with the OECD guidance, if enacted. We anticipate reversing the accrued top-up tax liability upon enactment of the proposed U.K. legislation.
Republic of Ireland
FIID is tax resident in the Republic of Ireland. In addition, FSL has elected for its Irish branch to not be subject to U.K. income taxes. Both FIID and the Irish Branch of FSL are subject to Irish corporate income tax on their trading profits at a rate of 12.5%. In 2025, our Irish entities fell under the transitional Pillar Two safe-harbor exemption, and as such Ireland’s Qualifying Domestic Top-up Tax rate of 15%, assessed at a jurisdictional level, did not apply.
The 2021 to 2024 tax years are open to examination in Ireland.
The Group income tax (expense)/benefit for the years ended December 31, 2025, 2024, and 2023 was as follows:

	2025	2024	2023
Current tax (expense)/benefit (excluding Pillar Two top-up tax)	$(19.8)	$(8.8)	$(1.2)
Deferred tax (expense)/benefit (excluding rate change)	(8.9)	(9.8)	86.2
Rate change on deferred tax	—	—	0.3
Pillar Two top-up tax (expense)/benefit	(21.4)	(4.5)	—
Income tax (expense)/benefit	$(50.1)	$(23.1)	$85.3

	2025	2024	2023
Income tax (expense)/benefit allocated to net income	$(50.1)	$(23.1)	$85.3
Income tax (expense)/benefit allocated to other comprehensive income	(9.2)	(2.8)	(9.7)
Total income tax (expense)/benefit allocated to comprehensive income	$(59.3)	$(25.9)	$75.6

	2025
	Income/(loss) before income taxes	Current tax (expense)/ benefit	Deferred tax (expense)/benefit	Total income tax (expense)/benefit
United Kingdom	$134.1	$(35.2)	$(22.4)	$(57.6)
Bermuda	152.6	(6.7)	12.4	5.7
Republic of Ireland	(11.1)	0.7	1.1	1.8
Total	$275.6	$(41.2)	$(8.9)	$(50.1)

	2024
	Income/(loss) before income taxes	Current tax (expense)	Deferred tax (expense)/benefit	Total income tax (expense)/benefit
United Kingdom	$76.1	$(13.3)	$(10.0)	$(23.3)
Bermuda	67.0	—	—	—
Republic of Ireland	(6.7)	—	0.2	0.2
Total	$136.4	$(13.3)	$(9.8)	$(23.1)

	2023
	Income before income taxes	Current tax (expense)/benefit	Deferred tax (expense)/benefit	Total income tax (expense)/benefit
United Kingdom	$1,687.4	$0.2	$(3.8)	$(3.6)
Bermuda	341.2	—	90.0	90.0
Republic of Ireland	18.6	(1.4)	0.3	(1.1)
Total	$2,047.2	$(1.2)	$86.5	$85.3
A reconciliation of the difference between reported income tax (expense)/benefit and the expected income tax (expense)/benefit at the average U.K. statutory income tax rate for the years ended December 31, 2025, 2024 and 2023 is provided below. The expected income tax (expense)/benefit has been calculated using income before income taxes multiplied by the U.K. statutory income tax rate, the income tax rate in FIHL’s country of tax residence.

	2025		2024		2023
Expected income tax (expense) at the weighted average U.K. income tax rate	$(68.9)	25.0%	$(34.1)	25.0%	$(481.6)	23.5%
Reconciling items
Domestic Tax Effects
Non-taxable income / (expense)	(1.6)	0.6%	(0.9)	0.7%	(1.9)	0.1%
Cross-border tax laws(1)	(21.4)	7.8%	(4.5)	3.3%	—	—%
Net gain on distribution of The Fidelis Partnership not subject to income taxes	—	—%	—	—%	394.1	(19.3)%
Changes in tax laws or rates	—	—%	—	—%	0.3	—%
Adjustments in respect of prior periods	(1.2)	0.4%	1.1	(0.8)%	1.1	(0.1)%
Foreign Tax Effects
Bermuda
Statutory income tax rate differential	15.3	(5.6)%	16.8	(12.3)%	80.2	(3.9)%
Changes in tax laws or rates(2)	23.5	(8.5)%	—	—%	90.0	(4.4)%
Foreign tax credits	5.1	(1.9)%	—	—%	—	—%
Republic of Ireland
Statutory income tax rate differential	(1.4)	0.5%	(0.8)	0.6%	2.0	(0.1)%
Non-taxable income / (expense)	(0.2)	0.1%	(0.6)	0.4%	(0.1)	—%
Adjustments in respect of prior periods	0.7	(0.3)%	(0.1)	0.1%	1.2	(0.1)%
Income tax (expense)/benefit	$(50.1)	18.2%	$(23.1)	16.9%	$85.3	(4.2)%
__________________
(1)This row consists exclusively of Pillar Two top-up taxes charged under the Income Inclusion Rule in the U.K. under Finance (No.2) Act 2023. Finance (No. 2) Bill 2025 was published in the U.K. on December 4, 2025 and aligns U.K. legislation with OECD guidance on the treatment of the deferred tax benefit arising on the de-recognition of a portion of the Bermuda ETA. If the Bill is enacted in 2026, our liability for top-up taxes in 2025 will be reversed at the date of enactment.
(2)Changes in tax laws or rates is the recognition and subsequent remeasurement upon the enactment of amendments arising on the Bermuda ETA, discussed above.

The components of the Group’s net deferred tax asset at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Intangible assets	$94.0	$104.4
Net operating loss carryforwards	5.0	27.5
Other temporary differences	2.8	2.9
Share-based compensation	3.2	2.4
Reserves for losses and loss adjustment expenses	8.4	9.1
Total deferred tax assets	113.4	146.3
Deferred tax liabilities:
Deferred policy acquisition costs	—	(23.5)
Fixed assets	(1.1)	(1.7)
Fixed maturity securities, available-for-sale	(4.4)	—
Total deferred tax liabilities	(5.5)	(25.2)
Valuation allowance	(2.2)	(2.2)
Net deferred tax asset	$105.7	$118.9
The operating loss carryforwards comprise $14.9 million (2024: $98.5 million) arising in the U.K and $10.6 million (2024: $5.5 million) arising in the Republic of Ireland. There is no expiry date for the losses. A valuation allowance of $2.2 million (2024: $2.2 million) has been made against certain loss carryforwards in the U.K. as the Group considers that it is more likely than not that these will not be recovered against future income. The Group’s valuation allowance assessment is based on all available information including projections of future taxable income from each tax-paying component in each tax jurisdiction. Pursuant to the 2023 enactment of the Bermuda corporate income tax and ETA, FIBL recorded a net deferred tax asset of $90.0 million for the year ended December 31, 2023. The ETA is comprised of three components, intangible assets, reserves for losses and loss adjustment expenses, and deferred policy acquisition costs; these have been split in the table above to distinguish the differing rates of run-off. Based on current tax law, the ETA deferred tax asset is expected to be utilized over a fifteen-year period, with substantially all of the deferred tax asset expected to be utilized by December 31, 2034, due to the ten-year utilization period for the deferred tax asset recognized on intangible assets.
The Group has not recognized a deferred tax liability with respect to the undistributed earnings of FIBL or FIID as neither withholding taxes nor other incomes taxes are expected to apply to any distributions from those entities.
The following table presents corporate income taxes paid net of refunds:

	2025	2024	2023
United Kingdom	$24.5	$2.3	$14.7
Bermuda	2.2	—	—
Republic of Ireland	—	3.3	—
Total income tax paid net of refunds	$26.7	$5.6	$14.7
The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2025	2024	2023
Balance, beginning of year	$75.0	$75.0	$—
Additions based on tax positions related to the current year	—	—	75.0
Balance, end of year	$75.0	$75.0	$75.0
Included in the balance of unrecognized tax benefits at December 31, 2025 is $75.0 million (2024: $75.0 million, 2023: $75.0 million) of tax benefits, that if recognized, would reduce the effective tax rate.
19.          Separation Transactions
On January 3, 2023, the Group completed a transaction pursuant to which (i) Pine Walk and FML were distributed to shareholders to form a new managing general underwriting business, The Fidelis Partnership and (ii) The Fidelis Partnership was acquired by a consortium of investors. Following the consummation of the Separation Transactions, The Fidelis Partnership acquired 9.9% of the common shares in the Group.

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
Immediately prior to the consummation of the Separation Transactions, the Group accelerated the vesting of all unvested Restricted Share Units (“RSUs”). This resulted in the acceleration of compensation expense of $21.0 million and an employer payroll tax expense of $17.3 million in the year ended December 31, 2023. The RSUs and warrants were exercised on the date of the Separation Transactions, resulting in the issuance of 13,553,681 common shares. The RSUs were net settled, resulting in a $50.6 million reduction of additional paid-in capital for the employees’ tax obligations with respect to these awards. The exercise of the warrants triggered the payment of cumulative dividends of $34.1 million.
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
On January 3, 2023, the financial statements of Pine Walk and FML have been deconsolidated and the non-controlling interests were disposed upon consummation of the Separation Transactions.
20.          Subsequent Events
On February 20, 2026, the Board of Directors approved an increase to the current common share repurchase authorization to $400 million, through a combination of open market purchases, accelerated share repurchases and privately negotiated transactions.
Subsequent to December 31, 2025 and through the period ended March 3, 2026, the Group repurchased 10,561,467 common shares at an aggregate cost of $200.8 million and an average price of $19.01 per common share. Included in subsequent common shares repurchased were 8,597,170 common shares from CVC at $19.00 per share for an aggregate purchase price of $163.3 million in a privately negotiated transaction. This resulted in a pro rata repurchase of 942,014 common shares from The Fidelis Partnership for $17.9 million. Following this transaction, CVC no longer holds any ownership interest in Fidelis Insurance Group. The unutilized amount of the share repurchase authorization subsequent to these repurchases was $217.7 million.
On February 25, 2026, the Company announced that it intends to change its name to Pelagos Insurance Capital Limited (“Pelagos Insurance Capital”) and is expected to begin trading under the new ticker symbol (NYSE: PLGO) in May 2026, subject to all necessary regulatory and legal approvals.

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE I - Summary of Investments - Other than Investments in Related Parties
At December 31, 2025
(Expressed in millions of U.S. dollars)

*Fidelis Insurance Holdings Limited holds no investments other than cash and cash equivalents

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Balance Sheets - Parent company only
At December 31, 2025 and 2024
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	December 31, 2025	December 31, 2024
Assets
Investments in subsidiaries	$3,097.7	$2,809.4
Cash and cash equivalents	141.1	54.8
Amounts due from subsidiaries	44.5	81.4
Other assets	10.0	31.9
Total assets	$3,293.3	$2,977.5
Liabilities
Amounts due to subsidiaries	14.2	7.6
Long term debt	843.2	448.9
Preference securities	—	58.4
Other liabilities	36.3	14.2
Total liabilities	893.7	529.1
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 96,651,534, 2024: 111,730,209)	1.0	1.2
Common shares held in treasury, at cost (shares held: nil, 2024: 6,570,003)	—	(105.5)
Additional paid-in capital	1,685.6	2,044.6
Accumulated other comprehensive income	37.1	4.5
Retained earnings	675.9	503.6
Total shareholders' equity	2,399.6	2,448.4
Total liabilities and shareholders' equity	$3,293.3	$2,977.5

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Income and Comprehensive Income - Parent company only
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	2025	2024	2023
Revenues
Net investment income	$7.1	$3.7	$4.9
Dividends from subsidiaries	150.0	200.0	110.0
Other income	6.2	9.0	8.3
Total revenues before net gain on distribution of The Fidelis Partnership	163.3	212.7	123.2
Net gain on distribution of The Fidelis Partnership	—	—	1,670.8
Total revenues	163.3	212.7	1,794.0

Expenses
General and administrative expenses	44.1	42.8	35.3
Corporate and other expenses	1.2	1.6	3.2
Financing costs	45.2	30.5	30.5
Net foreign exchange losses	0.1	—	3.7
Total expenses	90.6	74.9	72.7

Income before income taxes	72.7	137.8	1,721.3
Income tax benefit/(expense)	(2.8)	10.0	14.1
Net income before equity in net income of subsidiaries	69.9	147.8	1,735.4
Equity in net income/(loss) of subsidiaries	155.6	(34.5)	397.1
Net income available to common shareholders	225.5	113.3	2,132.5

Other comprehensive income
Unrealized gains on available-for-sale investments	46.4	9.6	81.7
Reclassification of net realized losses/(gains) recognized in net income	(4.6)	24.7	0.7
Income tax expense, all of which relates to unrealized gains on available-for-sale investments	(9.2)	(2.8)	(9.7)
Total other comprehensive income	32.6	31.5	72.7
Comprehensive income attributable to common shareholders	$258.1	$144.8	$2,205.2

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED
SCHEDULE II - Condensed Financial Information of Registrant
Statements of Cash Flows - Parent company only
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	2025	2024	2023
Operating activities
Net income	$225.5	$113.3	$2,132.5
Adjustments to reconcile net income after tax to net cash provided by operating activities:
Revaluation of The Fidelis Partnership	—	—	(1,707.1)
Equity in net (income)/loss of subsidiaries	(155.6)	34.5	(397.1)
Share compensation expense	7.9	7.8	27.6
Accretion, amortization and depreciation	0.9	0.7	0.7
Deferred tax expense	23.1	9.6	2.6
Net changes in assets and liabilities:
Amounts due from The Fidelis Partnership	—	0.2	(0.2)
Amounts due to/from subsidiaries	43.5	(63.8)	(5.4)
Other assets	(1.2)	0.6	3.0
Other liabilities	22.4	1.1	11.9
Net cash provided by operating activities	166.5	104.0	68.5
Investing activities
Contributed capital to subsidiaries	(100.0)	—	(90.0)
Net cash used in investing activities	(100.0)	—	(90.0)
Financing activities
Dividends on common shares	(52.3)	(46.2)	—
Repurchase of common shares	(261.4)	(105.5)	—
Tax paid on withholding shares	(0.2)	(2.2)	(50.6)
Proceeds from issuance of debt, net of issuance costs	393.3	—	—
Repurchase of preferred securities	(59.6)	—	—
Proceeds from issuance of common stock, net of issuance costs	—	—	89.4
Non-controlling interest share transactions	—	—	(6.1)
Cumulative dividends on warrants	—	—	(34.1)
Net cash provided by/(used in) financing activities	19.8	(153.9)	(1.4)

Net increase/(decrease) in cash, restricted cash, and cash equivalents	86.3	(49.9)	(22.9)
Cash and cash equivalents, beginning of year	54.8	104.7	127.6
Cash and cash equivalents, end of year	$141.1	$54.8	$104.7

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE III - Supplementary Insurance Information
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	2025
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$1,040.5	$2,107.2	$4,153.6	$1,899.4	$—	$996.5	$557.6	$—	$2,531.9
Reinsurance	44.5	499.9	231.2	394.3	—	93.3	103.7	—	476.7
Other	—	—	—	—	184.0	—	328.8	96.6	—
	$1,085.0	$2,607.1	$4,384.8	$2,293.7	$184.0	$1,089.8	$990.1	$96.6	$3,008.6

	2024
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$852.9	$2,514.4	$3,484.3	$1,902.4	$—	$1,101.5	$604.6	$—	$2,050.4
Reinsurance	25.0	619.9	167.2	355.7	—	54.3	84.0	—	344.2
Other	—	—	—	—	190.5	—	311.1	94.3	—
	$877.9	$3,134.3	$3,651.5	$2,258.1	$190.5	$1,155.8	$999.7	$94.3	$2,394.6

	2023
	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income(1)	Losses and loss adjustment expenses	Policy acquisition expenses	Other operating expenses(1)	Net premiums written
Insurance	$764.3	$1,663.2	$3,024.9	$1,577.0	$—	$675.1	$429.1	$—	$1,880.5
Reinsurance	22.3	785.7	124.6	255.6	—	23.7	69.4	—	256.1
Other	—	—	—	—	119.5	—	225.3	82.7	—
	$786.6	$2,448.9	$3,149.5	$1,832.6	$119.5	$698.8	$723.8	$82.7	$2,136.6

(1)    The Company does not manage its assets by segment and accordingly net investment income is not allocated to each underwriting segment. In addition, operating expenses are not allocated to segment as employees work across segments.

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE IV - Reinsurance
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	Direct premiums written	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2025
Insurance	$2,928.7	$1,224.4	$827.6	$2,531.9	32.7%
Reinsurance	8.9	484.6	952.4	476.7	199.8%
Total	2,937.6	1,709.0	1,780.0	3,008.6
2024
Insurance	2,926.0	1,488.1	612.5	2,050.4	29.9%
Reinsurance	2.1	520.4	862.5	344.2	250.6%
Total	2,928.1	2,008.5	1,475.0	2,394.6
2023
Insurance	2,488.6	1,079.9	471.8	1,880.5	25.1%
Reinsurance	0.6	362.5	618.0	256.1	241.3%
Total	$2,489.2	$1,442.4	$1,089.8	$2,136.6

See the Report of Independent Registered Public Accounting Firm

FIDELIS INSURANCE HOLDINGS LIMITED AND SUBSIDIARIES
SCHEDULE VI - Supplementary Information for Property-Casualty Insurance Operations
For the years ended December 31, 2025, 2024 and 2023
(Expressed in millions of U.S. dollars)

	Deferred policy acquisition costs	Reserves for losses and loss adjustment expenses	Unearned premiums	Net premiums earned	Net investment income	Loss and loss expenses incurred related to current year	Loss and loss expenses incurred related to prior year	Policy acquisition expenses	Net paid losses and loss expenses	Net premiums written
2025	$1,085.0	$2,607.1	$4,384.8	$2,293.7	$184.0	$(1,092.8)	$3.0	$990.1	$1,582.7	$3,008.6
2024	877.9	3,134.3	3,651.5	2,258.1	190.5	(1,031.2)	(124.6)	999.7	595.2	2,394.6
2023	$786.6	$2,448.9	$3,149.5	$1,832.6	$119.5	$(761.7)	$62.9	$723.8	$439.5	$2,136.6

See the Report of Independent Registered Public Accounting Firm

Item 19. Exhibits
Exhibit Index

Exhibit Number	Exhibit Description
1.1**	Memorandum of Association of the Registrant (incorporated herein by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
1.2**	Amended and Restated Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
2.1*	Description of Securities
2.2**
Base Senior Notes Indenture, dated as of June 18, 2020, among the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.12 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

2.3**
Supplement Senior Notes Indenture, dated as of July 2, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.13 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270)

2.4**
Base Subordinated Notes Indenture, dated as of October 16, 2020, among the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.14 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

2.5**
Supplemental Subordinated Notes Indenture, dated as of October 20, 2020, between the Registrant and The Bank of New York Mellon (incorporated herein by reference to exhibit 10.15 to the Company’s Registration Statement on Form F-1(Registration No. 333-271270))

2.6**	Amended and Restated Common Shareholders Agreement (incorporated herein by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (Registration No. 333271270))
2.7**
Common Shareholder Registration Rights Agreement, dated as of June 9, 2015, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

2.8**
First Amendment to the Common Shareholder Registration Rights Agreement, dated as of November 25, 2019, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

2.9**
Second Amendment to the Common Shareholder Registration Rights Agreement, dates as of February 3, 2020, by and among the Registrant and certain shareholders of the Registrant (incorporated herein by reference to exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

2.10**
Third Amendment to the Common Shareholder Registration Rights Agreement, dated as of July 13, 2021, by and among the Registrant and certain shareholders of the Registrant (incorporated here in by reference to exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))

4.1†**	2023 Long-Term Incentive Plan (incorporation herein by reference to exhibit 10.17 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.2+**	Framework Agreement (incorporated herein by reference to exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.3+**	Bermuda Delegated Underwriting Authority Agreement (incorporated herein by the reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333.271270))
4.4+**	UK Delegated Underwriting Authority Agreement (incorporated herein by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.5+**	Ireland Delegated Underwriting Authority (incorporated herein by reference to exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333271270))
4.6+**	Inter-Group Services Agreement (incorporated herein by reference to exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
4.7**	Form of Indemnification Agreement for Officers Directors (incorporated herein by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (Registration No. 333-271270))
8.1**	List of Subsidiaries of the Registrant (incorporated herein by reference to exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (File No. 001-41731))
11.1*	Code of Ethics and Conduct
11.2*	Insider Trading Policy
12.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Officer Certification of Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
i

13.2*	Officer Certification of Allan Decleir, Group Chief Financial Officer of Fidelis Insurance Holdings Limited, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act 2002
15.1*	Consent of KPMG Audit Limited, independent registered public accounting firm
97.1**	Clawback Policy (incorporated herein by reference to exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (File No. 001-41731))
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
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

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: March 5, 2026	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer
iii